As filed with the Securities and Exchange Commission on April 16, 2015.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Cornerstone Bancshares, Inc.

(Exact name of registrant as specified in its charter)

Tennessee	6022	62-1173944
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Number)	(I.R.S. Employer Identification Number)

835 Georgia Avenue
Chattanooga, Tennessee 37402
(423) 385-3000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Nathaniel F. Hughes
President and Chief Executive Officer
Cornerstone Bancshares, Inc.
835 Georgia Avenue
Chattanooga, Tennessee 37402
(423) 385-3000

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Frank M. Williams Miller & Martin PLLC Suite 1200, Volunteer Building 832 Georgia Avenue Chattanooga, Tennessee 37402-2289 (423) 756-6600	Elizabeth W. Sims Butler Snow LLP Suite 1600 The Pinnacle at Symphony Place 150 3rd Avenue Nashville, Tennessee 37201 (615) 651-6733

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.

Large acceleration filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer). ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered		Proposed Maximum Aggregate Offering Price per share		Proposed Maximum Offering Price		Amount of Registration Fee
Common Stock, $1.00 par value per share	14,487,903	(1)	N/A		$51,051,298	(2)	$5,932.16	(5)
Preferred Stock, no par value	12,000	(3)	$1,000	(4)	$12,000,000	(4)	$1,394.40	(5)
Total:

(1)	Represents the estimated maximum number of shares of common stock to be issued pursuant to the Agreement and Plan of Merger (“merger agreement”) dated as of December 5, 2014, by and among SmartBank, SmartFinancial, Inc., Cornerstone Bancshares, Inc. and Cornerstone Community Bank. Based upon the maximum number of common shares that the Registrant may be required to issue in the merger transaction, calculated as the product of (a) 3,449,412 (the maximum number of shares of SmartFinancial, Inc. common stock estimated to be outstanding at the time the merger transaction is consummated, including shares reserved for issuance under various plans), and (b) 4.20 (the number of common shares of the Registrant to be exchanged for each share of SmartFinancial, Inc. common stock), plus (c) 372 (the maximum number of shares issued in lieu of fractional shares based on the number of SmartFinancial shareholders and option holders as of the date of filing).
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933 on the basis of the book value of the shares of SmartFinancial, Inc. common stock to be cancelled in the merger transaction, computed, in accordance with Rule 457(f)(2), as the product of (i) $14.80 (the book value of a share of SmartFinancial, Inc. common stock as of December 31, 2014) and (ii) 3,449,412 (the maximum number of shares of SmartFinancial, Inc. common stock estimated to be outstanding at the time the merger transaction is consummated, including shares reserved for issuance under various plans).
(3)	Represents the estimated maximum number of shares of Cornerstone Bancshares, Inc. preferred stock to be issued pursuant to the merger agreement.
(4)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933 on the basis of the book value of the shares of SmartFinancial, Inc. preferred stock to be cancelled in the merger transaction, computed, in accordance with Rule 457(f)(2), as the product of (i) $1,000 (the book value of a share of SmartFinancial, Inc. preferred stock as of December 31, 2014) and (ii) 12,000 (the maximum number of shares of SmartFinancial, Inc. preferred stock estimated to be outstanding at the time the merger transaction is consummated).
(5)	Determined in accordance with Section 6(b) of the Securities Act and Rule 457(f)(2) thereunder at a rate equal to $116.20 per $1.0 million of the proposed aggregate offering price, or 0.00011620 multiplied by the proposed maximum aggregate offering price.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement becomes effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. We may not sell these securities until the Registration Statement, filed with the Securities and Exchange Commission, is effective. This joint proxy statement/prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Preliminary — Subject to Completion, Dated [•], 2015.

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

On behalf of the boards of directors of SmartFinancial and Cornerstone, we are pleased to deliver our joint proxy statement/prospectus for the merger of SmartFinancial with and into Cornerstone. Following the completion of the merger, the surviving corporation will operate under the name “SmartFinancial, Inc.” and its headquarters will be relocated to Knoxville, Tennessee.

The merger agreement provides that each outstanding share of SmartFinancial common stock will be converted into the right to receive 4.20 shares of Cornerstone common stock (we refer to this number as the “exchange ratio”). The exchange ratio is subject to adjustment based on an anticipated reverse stock split of Cornerstone common stock at a 4-to-1 ratio. The merger agreement also provides that the U.S. Treasury, as holder of SmartFinancial Non-Cumulative Perpetual Preferred Stock, Series A (the “SmartFinancial SBLF stock”), will receive Cornerstone Non-Cumulative Perpetual Preferred Stock, Series B, with equivalent rights, preferences, privileges, and voting powers as the SmartFinancial SBLF stock (the “Cornerstone SBLF stock”). Additionally, if the merger is completed, each option to purchase a share of SmartFinancial common stock will be converted into an option to purchase a share of Cornerstone common stock multiplied by the exchange ratio, and the exercise price of such option will become the exercise price of the option immediately prior to the merger divided by the exchange ratio. Based on the number of shares of Smart Financial common stock and Smart Financial SBLF stock expected to be outstanding at the closing of the merger, we expect up to 14,487,903 shares of Cornerstone common stock and 12,000 shares of Cornerstone SBLF stock to be issued in connection with the merger.

Cornerstone’s common stock is currently quoted and traded on the Over-the-Counter Bulletin Board quotation system under the symbol “CSBQ.” In connection with the completion of the merger, the surviving corporation will file an application to list its common stock on The Nasdaq Capital Market, or “Nasdaq.” In order to increase the market price per share of the surviving corporation’s common stock and meet the minimum listing requirements of Nasdaq, holders of Cornerstone common stock will consider a proposal to approve a reverse stock split of the outstanding common stock at a 4-to-1 ratio, with such reverse stock split taking effect before the effective time of the merger. If the reverse stock split proposal is approved, the exchange ratio will be adjusted and each outstanding share of SmartFinancial common stock will be converted into the right to receive 1.05 shares of Cornerstone common stock.

To enhance the surviving corporation’s capital position and facilitate regulatory approval of the merger, Cornerstone has commenced a private offering of its common stock to institutional and accredited investors (the “financing transaction”). The exact number of shares of common stock that Cornerstone will issue in the merger will not be determined until the closing of the merger. After the merger is completed and assuming Cornerstone issues 4,000,000 shares of common stock in the private offering and assuming the completion of the anticipated reverse stock split of Cornerstone common stock at a 4-to-1 ratio, we expect that current SmartFinancial shareholders, as a group, will own approximately 56% of the outstanding common stock of the surviving corporation, shareholders of Cornerstone, as a group, will own approximately 28% of the outstanding shares of common stock of the surviving corporation, and investors in the financing transaction will own approximately 16% of the outstanding stock of the surviving corporation, on a fully diluted basis (that is, assuming all stock options are exercised).

You should read this entire joint proxy statement/prospectus carefully because it contains important information about the merger. In particular, you should read carefully the information under the section entitled “Risk Factors.”

We enthusiastically support this combination of our companies and join with our boards in recommending that you vote “FOR” the approval of the merger agreement. We look forward to seeing you at the annual meetings and we appreciate your continued support.

Sincerely,

William Y. Carroll, Sr.	Wesley M. (Miller) Welborn
Chairman	Chairman
SmartFinancial, Inc.	Cornerstone Bancshares, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or completeness of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense. The securities to be issued in connection with the merger are not savings or deposit accounts or other obligations of any bank or nonbank subsidiary of any of the parties, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This joint proxy statement/prospectus is dated [•], 2015,
and first mailed to shareholders of SmartFinancial and Cornerstone on or about [•], 2015.

WHERE YOU CAN FIND MORE INFORMATION

Cornerstone has filed with the SEC a registration statement under the Securities Act that registers the issuance of the shares of Cornerstone common stock and preferred stock to be issued in connection with the merger. This joint proxy statement/prospectus is a part of that registration statement and constitutes the prospectus of Cornerstone in addition to being a proxy statement for Cornerstone and SmartFinancial shareholders. The registration statement, including this joint proxy statement/prospectus and the attached exhibits and schedules, contains additional business and financial information about Cornerstone and Cornerstone common stock.

Cornerstone also files reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the Public Reference Room of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates, or from commercial document retrieval services.

The SEC also maintains an internet website that contains reports, proxy statements and other information about issuer, who file electronically with the SEC. The address of the site is http://www.sec.gov. The reports and other information filed by Cornerstone with the SEC are also available at Cornerstone’s website at www.cscbank.com or, without charge, by contacting Nathaniel F. Hughes at 835 Georgia Avenue, Chattanooga, Tennessee 37402, (423) 385-3000. The web addresses of the SEC and Cornerstone are included as inactive textual references only. Except as specifically incorporated by reference into this joint proxy statement/prospectus, information on those web sites is not part of this joint proxy statement/prospectus.

i

CORNERSTONE BANCSHARES, INC.

835 Georgia Avenue
Chattanooga, Tennessee 37402

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON [•], 2015

You are invited to attend the annual meeting of shareholders of Cornerstone, which will be held at the EPB Building, 7th Floor Auditorium, 10 W. Martin Luther King, Jr. Blvd., Chattanooga, Tennessee, on [•], 2015, beginning at [•] p.m. local time, to consider and vote on the following proposals:

1.	Agreement and Plan of Merger. The holders of Cornerstone’s common stock (“common shareholders”) will be asked to consider and vote on a proposal to approve the Agreement and Plan of Merger (the “merger agreement”), dated as of December 5, 2014, by and among SmartFinancial, SmartBank, Cornerstone Bancshares, Inc. and Cornerstone Community Bank, pursuant to which SmartFinancial will merge with and into Cornerstone, as more fully described in the attached joint proxy statement/prospectus (the “merger proposal”). A copy of the merger agreement is attached to the accompanying joint proxy statement/prospectus as Appendix A.
2.	Authorized Stock Amendment. Common shareholders will be asked to consider and vote on a proposal to amend Cornerstone’s amended and restated charter to increase the number of authorized shares of common stock to 40,000,000 (the “authorized stock amendment proposal”). A copy of the authorized stock amendment is attached to the accompanying joint proxy statement/prospectus as Appendix E.
3.	Reverse Stock Split Amendment. Common shareholders will be asked to consider and vote on a proposal to amend Cornerstone’s amended and restated charter to reclassify each four issued and outstanding shares of Cornerstone common stock into one share of Cornerstone common stock (the “reverse stock split amendment proposal”). A copy of the reverse stock split amendment is attached to the accompanying joint proxy statement/prospectus as Appendix FF.
4.	Amendment and Restatement. Common shareholders will be asked to consider and vote on a proposal to amend and restate Cornerstone’s amended and restated charter to, among other things, determine the preferences, limitations and relative rights of the Cornerstone SBLF stock exchanged for the SmartFinancial SBLF stock in connection with the merger agreement (the “amendment and restatement proposal”). A copy of the second amended and restated charter is attached to the accompanying joint proxy statement/prospectus as Appendix G.
5.	Stock Plan. Common shareholders will be asked to consider and vote on a proposal to approve the adoption of the 2015 Stock Incentive Plan (the “stock plan proposal”). A copy of the 2015 Stock Incentive Plan is attached to the accompanying joint proxy statement/prospectus as Appendix H.
6.	Election of Directors. Common shareholders will be asked to consider and vote on a proposal to elect nine directors (note that if the merger agreement is approved, when the merger becomes effective, five of the directors elected at the annual meeting will resign).
7.	Executive Compensation in Connection with the Merger. Common shareholders will be asked to consider and vote on a proposal to approve, by non-binding, advisory vote, certain compensation arrangements for Cornerstone’s named executive officers in connection with the merger (the “compensation proposal”).
8.	Ratification of Independent Accounting Firm. Common shareholders will be asked to consider and vote on a proposal to ratify the selection of Mauldin & Jenkins, LLC as Cornerstone’s independent registered public accounting firm for the fiscal year ending December 31, 2015.

9.	Adjournment. Common shareholders will be asked to consider and vote on a proposal to adjourn the annual meeting, if necessary or appropriate, to solicit additional proxies in favor of the merger proposal and/or the other proposals.
10.	Series A Redemption Amendment. The holders of Cornerstone’s Series A preferred stock will be asked to consider and vote on a proposal to amend Cornerstone’s amended and restated charter to allow for earlier redemption of Cornerstone’s Series A preferred stock (the “Series A redemption amendment proposal”). A copy of the Series A redemption amendment is attached to the accompanying joint proxy statement/prospectus as Appendix I.

Information regarding the matters to be acted upon at the annual meeting is contained in the proxy statement attached to this notice.

Only shareholders of record at the close of business on [•], 2015 are entitled to notice of, and to vote at, the annual meeting or any adjournment(s) thereof.

Holders of record and beneficial owners of Cornerstone common stock have the right to dissent from the merger and obtain payment of the fair value of their shares of common stock and holders of record and beneficial owners of Cornerstone’s Series A preferred stock have the right to dissent from the Series A redemption amendment proposal and receive the fair value of their shares. The right to dissent is summarized in the accompanying joint proxy statement/prospectus, and a copy of the pertinent state law is reprinted in full as Appendix B.

Shareholders may vote by fax, by email, by mail or in person at the annual shareholders’ meeting. To vote by fax, please dial (423) 385-3137. To vote by email, you may scan and email your vote to Ms. Becky Grudzinski at bgrudzinski@cscbank.com. If you do not vote by fax or by email, please complete, date, and sign the enclosed proxy card and promptly return it in the envelope provided, whether or not you plan to attend the annual shareholders’ meeting. If you attend the annual shareholders’ meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Please vote by fax, e-mail, or mail by no later than [•], 2015. All shareholders, whether or not they expect to attend the annual meeting in person, are requested to complete, date, sign and return the enclosed proxy. The proxy may be revoked by the person executing the proxy at any time before it is exercised by filing with the President of Cornerstone an instrument of revocation or a duly executed proxy bearing a later date, or by electing to vote in person at the annual meeting.

BY ORDER OF THE BOARD OF DIRECTORS

Chattanooga, Tennessee , 2015	W. Miller Welborn Chairman	Nathaniel F. Hughes President & CEO

CORNERSTONE’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE PROPOSALS SET FORTH ABOVE.

YOU ARE ENCOURAGED TO ATTEND THE ANNUAL MEETING IN PERSON. IF YOU ARE UNABLE TO ATTEND THE ANNUAL MEETING, THE BOARD OF DIRECTORS REQUESTS THAT YOU, AT YOUR EARLIEST CONVENIENCE, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ACCOMPANYING PROXY. IF YOU RESPOND BY MAIL, YOU MAY USE THE ENCLOSED REPLY ENVELOPE, WHICH NEEDS NO POSTAGE IF MAILED IN THE UNITED STATES.

SMARTFINANCIAL, INC.

5401 Kingston Pike, Suite 600
Knoxville, Tennessee 37919

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON [•], 2015

You are cordially invited to attend the annual meeting of the shareholders of SmartFinancial on [•], 2015, at [•] p.m., local time, at the campus of Walters State Community College, 1720 Old Newport Hwy, Sevierville, Tennessee 37876. At the annual meeting, holders of SmartFinancial common stock will consider the following proposals:

1.	Agreement and Plan of Merger. To consider and vote on a proposal to approve the Agreement and Plan of Merger (the “merger agreement”), dated as of December 5, 2014, by and among SmartFinancial, SmartBank, Cornerstone Bancshares, Inc. and Cornerstone Community Bank. A copy of the merger agreement is attached to the accompanying joint proxy statement/prospectus as Appendix A. The holder of the SmartFinancial SBLF stock is also required to consent to the merger.
2.	Election of Directors. To elect seven members of SmartFinancial’s board of directors, to hold office until (i) consummation of the merger, whereupon the seven individuals nominated will become members of the board of directors of the surviving corporation, or (ii) in the event the merger is not consummated, the 2016 annual meeting of SmartFinancial shareholders and the qualification and election of their successors.
3.	Ratification of Independent Accounting Firm. To ratify the appointment of Mauldin & Jenkins, LLC by the audit committee to serve as SmartFinancial’s independent accounting firm for the fiscal year ending December 31, 2015, in the event the merger is not consummated.
4.	Adjournment. To consider and vote on a proposal to authorize SmartFinancial’s board of directors to adjourn the annual meeting to allow time for further solicitation of proxies in the event there are insufficient votes present at the annual shareholders’ meeting, in person or by proxy, to approve the merger agreement.
5.	Other Business. To transact any other business as may properly come before the annual shareholders’ meeting or any adjournment or postponement of the annual shareholders’ meeting.

Only shareholders of record of SmartFinancial common stock at the close of business on [•], 2015, will be entitled to notice of and to vote at the annual shareholders’ meeting and at any adjournment or postponement of the annual shareholders’ meeting.

SmartFinancial has concluded that holders of record of SmartFinancial common stock and the SmartFinancial SBLF stock have the right to dissent from the merger agreement and obtain payment of the fair value of their shares, in lieu of the merger consideration that holders of SmartFinancial stock would otherwise receive pursuant to the merger agreement. The right to dissent is summarized in the accompanying joint proxy statement/prospectus, and a copy of the pertinent state law is reprinted in full as Appendix B.

SMARTFINANCIAL’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT HOLDERS OF SMARTFINANCIAL COMMON STOCK VOTE “FOR” THE PROPOSALS SET FORTH ABOVE.

Your vote is very important. Please complete, date, and sign the enclosed proxy card and promptly return it in the envelope provided, whether or not you plan to attend the annual shareholders’ meeting. If you attend the annual shareholders’ meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Please return your proxy card by no later than [•], 2015.

BY ORDER OF THE BOARD OF DIRECTORS
OF SMARTFINANCIAL, INC.

v

QUESTIONS AND ANSWERS ABOUT THE MERGER
AND THE SHAREHOLDERS’ MEETINGS

The following are some questions that you may have regarding the merger and the annual shareholders’ meetings, and brief answers to those questions. We urge you to carefully read the remainder of this joint proxy statement/prospectus, because the information in this section does not provide all the information that might be important to you with respect to the merger and the annual shareholders’ meetings.

Q:  What is the merger?

A:	Cornerstone and SmartFinancial have entered into an Agreement and Plan of Merger, dated December 5, 2014 (which we refer to as the “merger agreement”). Under the merger agreement, SmartFinancial will be merged with and into Cornerstone, with Cornerstone continuing as the surviving corporation, changing its name to “SmartFinancial, Inc.” and its headquarters will be relocated to Knoxville, Tennessee following completion of the merger (we sometimes refer to the post-merger company as the “surviving corporation”). Following the completion of the merger, SmartFinancial’s wholly-owned bank subsidiary, SmartBank, and Cornerstone’s wholly-owned bank subsidiary, Cornerstone Community Bank, will continue to operate separately for up to 12 months, after which time and subject to regulatory and other approvals, Cornerstone Community Bank will merge with and into SmartBank, with SmartBank surviving the merger. A copy of the merger agreement is included in this joint proxy statement/prospectus as Appendix A.

The merger cannot be completed unless, among other things, (i) both Cornerstone shareholders and SmartFinancial shareholders approve the merger agreement, (ii) the Cornerstone common shareholders approve the proposed amendments to Cornerstone’s current amended and restated charter and approve the second amended and restated charter of the surviving corporation proposed to be entered into in connection with the closing of the merger, (iii) Cornerstone shareholders approve the stock plan proposal, (iv) the Cornerstone holders of Series A preferred stock approve the Series A redemption amendment proposal to allow for earlier redemption of such stock, and (v) we secure approvals from our banking regulators.

Q:  On what am I being asked to vote?

A:	Holders of Cornerstone common stock: If you are a holder of Cornerstone common stock, you are being asked to approve (i) the merger agreement (the “merger agreement proposal”); (ii) an amendment to Cornerstone’s current amended and restated charter to increase the number of authorized shares of common stock to 40,000,000 (the “authorized stock amendment proposal”); (iii) an amendment to Cornerstone’s current amended and restated charter to reclassify each four issued and outstanding shares of Cornerstone common stock into one share of Cornerstone common stock (the “reverse stock split amendment proposal”); (iv) the adoption of a new Cornerstone second amended and restated charter to change the name of the surviving corporation to SmartFinancial, Inc.”, among other changes, including but not limited to the determination of the preferences, limitations and relative rights of the Cornerstone SBLF stock to be exchanged for the SmartFinancial SBLF stock in connection with the merger agreement (the “amendment and restatement proposal”); (v) the adoption of the Cornerstone 2015 Stock Incentive Plan (the “stock plan proposal”); (vi) the election of nine directors, which directors will serve until the next annual meeting or until the merger is complete whereupon five of these individuals will resign; (vii) by a non-binding, advisory vote, certain compensation arrangements for Cornerstone’s named executive officers in connection with the merger (the “compensation proposal”); (viii) the ratification of Mauldin & Jenkins, LLC as Cornerstone’s independent registered public accounting firm for the fiscal year ending December 31, 2015; and (ix) the adjournment of the annual meeting, if necessary or appropriate, to solicit additional proxies in favor of these proposals.

Holders of Cornerstone preferred stock:  If you are a holder of Cornerstone Series A preferred stock, you are being asked to approve the amendment to Cornerstone’s current amended and restated charter to allow for earlier redemption of Cornerstone’s Series A preferred stock (the “Series A redemption amendment proposal”).

Holders of SmartFinancial common stock:  If you are a holder of SmartFinancial common stock, you are being asked to approve (i) the merger proposal described above, (ii) the election of seven members to the

SmartFinancial board of directors, which directors will serve until the next annual meeting or until the merger is complete whereupon all seven members will become directors of the surviving corporation, (iii) the ratification of the selection of Mauldin & Jenkins, LLC as SmartFinancial’s independent accounting firm for the fiscal year ending December 31, 2015; and (iv) the adjournment of the annual meeting, if necessary or appropriate, to solicit additional proxies in favor of these proposals.

Holder of SmartFinancial SBLF stock:  U.S. Treasury, as the holder of the SmartFinancial SBLF stock, is also required to consent to the merger. SmartFinancial will seek the written consent of the holder of the SmartFinancial SBLF stock for the merger. As a result, SmartFinancial does not expect the holder of the SmartFinancial SBLF stock to attend the SmartFinancial annual meeting.

Q:	How does the board recommend that I vote?
A:	The board of directors of Cornerstone has adopted the merger agreement, determined that the merger agreement is in the best interests of the Cornerstone shareholders, and recommends that the Cornerstone common shareholders vote “FOR” approval of the merger agreement. The board of directors of Cornerstone additionally recommends that the Cornerstone common and Series A preferred shareholders vote “FOR” each other proposal outlined above, as applicable. Similarly, the board of directors of SmartFinancial has adopted the merger agreement, determined that the merger agreement is in the best interests of the shareholders of SmartFinancial, and recommends that the SmartFinancial common shareholders and the holder of the SmartFinancial SBLF stock vote “FOR” approval of the merger agreement. The board of directors of SmartFinancial additionally recommends that the SmartFinancial common stockholders vote “FOR” each other proposal outlined above.
Q:	Why is my vote important?
A:	Cornerstone: The merger agreement must be approved by the affirmative vote of the holders of a majority of the outstanding shares of Cornerstone common stock. Directors will be elected by a plurality of the votes cast by holders of shares at the annual meeting, which means that the nine nominees receiving the largest number of affirmative votes will be elected to Cornerstone’s board of directors. Approval of the stock plan proposal, the compensation plan proposal and ratification of the selection of Mauldin & Jenkins, LLC as Cornerstone’s independent registered public accounting firm for 2015 will require the affirmative vote of the holders of a majority of shares of common stock present in person or by proxy. Approval of the authorized stock amendment proposal, the reverse stock split amendment proposal, and the amendment and restatement proposal requires the affirmative vote of the holders of a majority of shares of common stock outstanding. Approval of the Series A redemption amendment proposal requires the affirmative vote of the holders of a majority of shares of Series A preferred stock outstanding. Accordingly, if you fail to vote on the merger proposal, the authorized stock amendment proposal, the reverse stock split amendment proposal, the amendment and restatement proposal or the Series A redemption amendment proposal, or if you do not instruct your broker how to vote any shares held for you in “street name,” it will have the same effect as a vote against these proposals.

SmartFinancial:  The merger agreement must be approved by the affirmative vote of the holders of a majority of the outstanding shares of SmartFinancial common stock and the holder of the SmartFinancial SBLF stock. Accordingly, if you fail to vote on the merger agreement, it will have the same effect as a vote against the merger agreement. The SmartFinancial directors will be elected by a plurality of the votes cast by holders of shares at the annual meeting, which means that the seven nominees receiving the largest number of affirmative votes will be elected to SmartFinancial’s board of directors. Ratification of the selection of Mauldin & Jenkins, LLC as SmartFinancial’s independent accounting firm for 2015 will require the affirmative vote of the holders of a majority of shares of common stock present in person or by proxy. The proposal to authorize adjournment must be approved by the affirmative vote of a majority of shares of SmartFinancial common stock present in person or by proxy.

Q:	Why are the companies merging?
A:	SmartFinancial is merging with Cornerstone because the boards of directors of SmartFinancial and Cornerstone believe that the merger will provide shareholders of both companies with substantial benefits and will enable the surviving corporation to better serve its customers. The surviving corporation would have a presence in counties across East Tennessee and in the panhandle of Florida. A detailed discussion of the background of and reasons for the proposed merger is contained under the headings “Background of the Merger,” “SmartFinancial’s Reasons for the Merger; Recommendation of the SmartFinancial Board of Directors,” and “Cornerstone’s Reasons for the Merger; Recommendation of the Cornerstone Board of Directors,” under “Proposal No. 1 — The Merger.”
Q:	What will I receive in the merger?
A:	If the merger is completed, each outstanding share of SmartFinancial common stock will be converted into the right to receive 4.20 shares of Cornerstone common stock (we refer to this number as the “exchange ratio”). The exchange ratio is subject to adjustment based on an anticipated reverse stock split of Cornerstone common stock at a 4-to-1 ratio which will adjust the exchange ratio to 1.05 shares of Cornerstone common stock. The merger agreement also provides that the U.S. Treasury, as the holder of the SmartFinancial SBLF stock, will receive Cornerstone SBLF stock with equivalent rights, preferences, privileges, and voting powers to the SmartFinancial SBLF stock. Additionally, if the merger is completed, each option to purchase a share of SmartFinancial common stock will be converted into an option to purchase a share of Cornerstone common stock multiplied by the exchange ratio, and the exercise price of such option will become the exercise price of the option immediately prior to the merger divided by the exchange ratio.

Each outstanding share of Cornerstone common stock, after the anticipated reverse stock split, will remain outstanding after the merger. If the reverse stock split is approved, the exchange ratio will be adjusted and each outstanding share of SmartFinancial common stock will be converted into the right to receive 1.05 shares of Cornerstone common stock.

If the amendment to Cornerstone’s current amended and restated charter to allow for earlier redemption of Cornerstone’s Series A preferred stock is approved, holders of Cornerstone Series A preferred stock will receive cash equal to $26.25 per share, which is equal to the original issue price per share of Series A preferred stock, plus any accumulated and unpaid dividends (regardless of whether any dividends are actually declared) through July 30, 2015.

Cornerstone will not issue fractional shares of Cornerstone common stock in connection with the merger. A holder of SmartFinancial common stock who would otherwise be entitled to receive a fraction of a share of Cornerstone common stock will instead receive the number of shares of Cornerstone common stock issuable to such holder rounded up to the next whole share.

Q:	Is the approval of the merger by the holder of the SmartFinancial SBLF stock necessary for the completion of the merger?
A:	Yes, the written consent of the U.S. Treasury, as the holder of the SmartFinancial SBLF stock, is required for completion of the merger. SmartFinancial will seek the written consent of the holder of the SmartFinancial SBLF stock for the merger. As a result, SmartFinancial does not expect the holder of the SmartFinancial SBLF stock to attend the SmartFinancial annual meeting.
Q:	What is the purpose of the Cornerstone charter amendment proposals?
A:	The purpose of the authorized stock amendment proposal is to ensure that enough shares will be available to consummate the merger as well as to provide flexibility in the event the board determines that it is necessary or appropriate to (i) raise additional capital through the sale of equity securities, (ii) acquire another company or its assets, (iii) provide equity incentives to employees, officers and directors, (iv) permit future stock splits in the form of stock dividends and/or (v) satisfy other corporate needs.

Cornerstone’s common stock is quoted on the Over-the-Counter Bulletin Board quotation system under the symbol “CSBQ” but is not listed on a national securities exchange. The purpose of the reverse stock split amendment proposal is to increase the probability that per share trading price of the common stock will be sufficient to list the common stock on the Nasdaq Capital Market. The surviving corporation intends to apply for its common stock to be listed on the Nasdaq Capital Market in connection with the completion of the merger.

The purpose of the amendment and restatement proposal is to consolidate the foregoing amendments into a single instrument, as appropriate; change the name of the surviving corporation to “SmartFinancial, Inc.”; change the principal address of the surviving corporation to 5401 Kingston Pike, Suite 600, Knoxville, Tennessee 37919; and determine the preferences, limitations and relative rights of the Cornerstone SBLF stock exchanged for the SmartFinancial SBLF stock in connection with the merger agreement.

The purpose of the Series A redemption amendment proposal is to allow Cornerstone to redeem the Series A preferred stock before the anticipated date of closing the merger, because redemption is required under the merger agreement to allow the exchange of the Cornerstone SBLF stock for the SmartFinancial SBLF stock in connection with the merger agreement.

Q:	What is the purpose of the financing transaction?
A.	SmartFinancial and Cornerstone have determined that, in order to obtain regulatory approval for the merger, it will be necessary for Cornerstone to raise additional capital in order to increase the surviving corporation’s post-merger capital levels and to provide Cornerstone with the ability to redeem its Series A preferred stock immediately prior to closing of the merger. Accordingly, under the terms of the merger agreement, a condition to the parties’ obligations to closing is the completion of a financing transaction involving the sale of Cornerstone common stock and/or obtaining a holding company loan, and if Cornerstone is not able to complete the financing transaction, the parties will not consummate the merger.

Cornerstone intends to raise capital through a private placement of Cornerstone common stock for up to $15 million and by obtaining a holding company loan of up to $8 million from a correspondent bank lender. There is a risk either of these may not come to fruition. If Cornerstone is not able to obtain necessary capital, it or SmartFinancial would likely terminate the merger agreement due to failure to satisfy a closing condition and the inability to obtain regulatory approval. See “Proposal No. 1 — The Merger — Cornerstone Financing Transaction.”

Q:	If my shares are held in an individual retirement account, or “IRA,” how will my shares be voted?
A:	The custodian of your IRA will vote your shares on the proposals to approve the merger agreement and other proposals in accordance with the terms of your account agreement. You should contact your IRA custodian with any questions about the terms of your account agreement.
Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?
A:	No, with respect to all voting items except for ratification of the appointment of the independent accounting firms. Your broker will not vote your shares on the proposals to approve the merger agreement or to approve the other proposals unless you provide instructions on how to vote. You should instruct your broker how to vote your shares following the directions your broker provides. Failure to instruct your broker how to vote your shares on the proposal to approve the merger agreement the proposals relating to the amendment of Cornerstone’s amended and restated charter will be the equivalent of voting against those proposals, and failure to instruct your broker how to vote on the Series A redemption amendment proposal will be the equivalent of voting against that proposal. Failure to instruct your broker how to vote your shares on the stock plan proposal or compensation plan proposal will result in your shares not being counted as a vote “for” or “against” the proposals and not being counted in determining the number of votes cast on the proposals.
Q:	Do I have any dissenters’ rights in connection with the merger or other transactions?
A:	Yes, you will have dissenter’s rights if you are a holder of SmartFinancial common stock, Cornerstone common stock, the SmartFinancial SBLF stock or the Cornerstone Series A preferred stock. Under Tennessee law, holders of SmartFinancial common stock, Cornerstone common stock and the holder of the SmartFinancial SBLF stock may dissent from the merger proposal and holders of Cornerstone Series A preferred stock may dissent from the Series A redemption amendment proposal and receive the fair value of their shares. To perfect your dissenters’ rights, you must follow precisely the required statutory procedures. To the extent you are successful in pursuing your dissenters’ rights, you will be paid cash for your shares, and such cash payment may be taxable income to you. Please carefully review the information under the heading “Proposal No. 1 — The Merger — Dissenters’ Rights.”

Q:	What should I do now?
A:	After you have carefully read this document, please vote your shares as soon as possible by completing, signing, dating, and returning the enclosed proxy in the accompanying pre-addressed postage-paid envelope so that your shares will be represented at the applicable special shareholders’ meeting. If you are a Cornerstone shareholder, you may also vote by email, internet, or fax by following the instructions on the enclosed proxy card.
Q:	When do you expect to complete the merger?
A:	We presently expect to complete the merger before the end of the second quarter of 2015. However, we cannot assure you when or if the merger will occur. We must first obtain shareholder approval of both the Cornerstone and SmartFinancial shareholders at their respective shareholders’ meetings and the necessary regulatory approvals.
Q:	Whom do I contact if I have questions about the merger?
A:	If you have questions about the merger, including about the procedures for voting your shares, you should contact:

SmartFinancial shareholders:

Jennifer Andrews
SmartFinancial, Inc.
PO Box 1910,
Pigeon Forge, Tennessee 37868
(865) 453-2650

Cornerstone shareholders:

Nathaniel F. Hughes
Cornerstone Bancshares, Inc.
835 Georgia Avenue
Chattanooga, Tennessee 37402
(423) 385-3000.

SUMMARY

This summary highlights material information from this document. It does not contain all of the information that may be important to you. We urge you to read carefully the entire document and the other documents to which we refer in order to understand fully the merger and the related transactions. Each item in this summary refers to the page of this document on which that subject is discussed in more detail.

Our Companies (pages [•] and [•])

Cornerstone Bancshares, Inc.
835 Georgia Avenue
Chattanooga, Tennessee 37402
(423) 385-3000

Cornerstone was incorporated on September 19, 1983 under the laws of the State of Tennessee. Cornerstone is a bank holding company registered under the Bank Holding Company Act of 1956, as amended, and was formerly known as East Ridge Bancshares, Inc. It has one wholly-owned subsidiary: Cornerstone Community Bank, a Tennessee banking corporation, which resulted from the merger of The Bank of East Ridge and Cornerstone Community Bank effective October 15, 1997. Cornerstone Community Bank owned and operated a subsidiary, Eagle Financial, Inc. (“Eagle”), a finance and factoring company. On December 1, 2011, Cornerstone Community Bank elected to transfer the operations, assets and liabilities of Eagle into Cornerstone Community Bank. The transfer allowed Cornerstone Community Bank to combine the operations of Eagle with Cornerstone Community Bank’s asset based lending department. As a result, Cornerstone Community Bank formed Eagle Financial, a division of Cornerstone Community Bank. Cornerstone Community Bank maintains the existence of this subsidiary in an inactive status.

Cornerstone’s common stock is quoted on the Over-the-Counter Bulletin Board quotation system under the symbol “CSBQ” but is not listed on a national securities exchange. The surviving corporation intends to apply to be listed on the Nasdaq Capital Market in connection with the completion of the merger. Cornerstone’s Series A preferred stock is quoted on the Over-the-Counter Bulletin Board quotation system under the symbol “CSBQP” but is not listed on a national securities exchange. The Cornerstone SBLF stock will not be listed on a national securities exchange.

SmartFinancial (page [•])

SmartFinancial, Inc.
5401 Kingston Pike, Suite 600
Knoxville, Tennessee 37919
(865) 453-2650

SmartFinancial is a registered bank holding company chartered under the laws of the State of Tennessee. SmartFinancial is regulated by Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956, as amended. SmartFinancial owns 100% of the outstanding voting securities of SmartBank, a Tennessee-chartered commercial bank domiciled in Pigeon Forge, Sevier County, Tennessee. SmartBank opened for business as a Tennessee-chartered commercial bank on January 8, 2007. SmartBank’s deposits are insured by the Federal Deposit Insurance Corporation, and it is a member of the Federal Reserve System.

The merger (page [•])

On December 5, 2014, SmartFinancial, SmartBank, Cornerstone and Cornerstone Community Bank entered into the merger agreement, a copy of which is attached as Appendix A. At the effective time of the merger, the separate corporate existence of SmartFinancial will cease and Cornerstone, as the surviving corporation of the merger, will continue as a Tennessee corporation and bank holding company, its name will change to “SmartFinancial, Inc.,” and its headquarters will be relocated to Knoxville, Tennessee (we sometimes refer to the post-merger company as the “surviving corporation”). Following the merger, Cornerstone Community Bank and SmartBank will operate as separate wholly-owned subsidiaries of the surviving corporation. The amended and restated charter of Cornerstone as in effect immediately prior to the merger will be replaced by the second amended and restated charter of the surviving corporation, including the proposed amendments to the Cornerstone charter before the holders of Cornerstone common stock and Series A preferred stock at the annual meeting.

What SmartFinancial shareholders will receive in the merger (page [•])

The merger agreement provides that each outstanding share of SmartFinancial common stock will be converted into the right to receive 4.20 shares of Cornerstone common stock (we refer to this number as the “exchange ratio”). The exchange ratio is subject to adjustment based on an anticipated reverse stock split of Cornerstone common stock at a 4-to-1 ratio, which will adjust the exchange ratio to 1.05 shares of Cornerstone common stock. The merger agreement also provides that the holder of the SmartFinancial SBLF stock will receive Cornerstone SBLF stock with equivalent rights, preferences, privileges, and voting powers as the SmartFinancial SBLF stock. Additionally, if the merger is completed, each option to purchase a share of SmartFinancial common stock will be converted into an option to purchase a share of Cornerstone common stock multiplied by the exchange ratio, and the exercise price of such option will become the exercise price of the option immediately prior to the merger divided by the exchange ratio. Cornerstone will not issue fractional shares of Cornerstone common stock in connection with the merger. A holder of SmartFinancial common stock who would otherwise be entitled to receive a fraction of a share of Cornerstone common stock will instead receive the number of shares of Cornerstone common stock issuable to such holder rounded up to the next whole share.

Cornerstone annual meeting of shareholders (page [•])

Cornerstone will hold its annual meeting at the EPB Building, 7th Floor Auditorium, 10 W. Martin Luther King, Jr. Blvd, Chattanooga, Tennessee, on [•], 2015, beginning at [•] p.m. local time.

SmartFinancial annual meeting of shareholders (page [•])

SmartFinancial will hold its the annual meeting of shareholders on [•], 2015, at [•] p.m., local time, at the campus of Walters State Community College, 1720 Old Newport Hwy, Sevierville, Tennessee 37876.

Cornerstone’s board of directors unanimously recommends that Cornerstone shareholders vote “FOR” the merger proposal and the other proposals presented at the Cornerstone annual meeting (page [•])

Cornerstone’s board of directors has determined that the merger proposal is advisable and in the best interests of Cornerstone and its shareholders and has unanimously approved the merger agreement. Cornerstone’s board of directors unanimously recommends that Cornerstone common shareholders vote “FOR” the approval of the merger proposal; “FOR” the approval of the authorized stock amendment proposal; “FOR” the approval of the reverse stock split amendment proposal; “FOR” the approval of the amendment and restatement proposal; “FOR” the approval of the stock plan proposal; “FOR” the approval of the compensation proposal; “FOR” the election of the individuals nominated to serve as members of the board of directors; “FOR” the ratification of the appointment of Mauldin & Jenkins, LLC by the audit committee to serve as Cornerstone’s independent accounting firm for the fiscal year ending December 31, 2015; “FOR” the proposal to authorize Cornerstone’s board of directors to adjourn the annual meeting to allow time for further solicitation of proxies in the event there are insufficient votes to approve the merger agreement; and, with respect to holders of Cornerstone’s Series A preferred stock, “FOR” the Series A redemption amendment proposal.

SmartFinancial’s board of directors unanimously recommends that holders of SmartFinancial common stock and SmartFinancial SBLF stock vote “FOR” the merger and that holders of SmartFinancial common stock vote “FOR” the other proposals presented at the SmartFinancial annual meeting (page [•])

SmartFinancial’s board of directors has determined that the merger and the merger agreement are advisable and in the best interests of SmartFinancial and its shareholders and has adopted the merger agreement. SmartFinancial’s board of directors recommends that SmartFinancial shareholders vote “FOR” the approval of the merger agreement; “FOR” the election of the seven individuals nominated to the board of directors; “FOR” the ratification of the appointment of Mauldin & Jenkins, LLC by the audit committee to serve as SmartFinancial’s independent accounting firm for the fiscal year ending December 31, 2015; and

“FOR” the proposal to authorize SmartFinancial’s board of directors to adjourn the annual meeting to allow time for further solicitation of proxies in the event there are insufficient votes to approve the merger agreement. SmartFinancial will seek the written consent of the holder of the SmartFinancial SBLF stock for the merger. As a result, SmartFinancial does not expect the holder of the SmartFinancial SBLF stock to attend the SmartFinancial annual meeting.

Opinion of Cornerstone’s Financial Advisor (page 67)

In connection with Cornerstone’s proposed merger with SmartFinancial, at the December 5, 2014 meeting of Cornerstone’s board of directors, representatives of Raymond James & Associates, Inc. (“Raymond James”) rendered Raymond James’s written opinion to the board as to the fairness, as of the date of the opinion, from a financial point of view, to the holders of Cornerstone’s outstanding common stock of the exchange ratio, based upon and subject to the qualifications, assumptions and other matters considered in connection with the preparation of the opinion.

The full text of the opinion of Raymond James, dated December 5, 2014, sets forth, among other things, the various qualifications, assumptions and limitations on the scope of the review undertaken, is attached to this joint proxy statement/prospectus as Appendix D. Raymond James provided the opinion for the information and assistance of the board (solely in its capacity as such) in connection with, and for purposes of, its consideration of the merger and its opinion only addresses whether the exchange ratio was fair, from a financial point of view, to the holders of Cornerstone’s outstanding common stock. The opinion of Raymond James did not address any other term or aspect of the merger agreement or the merger contemplated thereby. The Raymond James opinion does not constitute a recommendation to the board or any holder of Cornerstone’s common stock as to how the board, such shareholder or any other person should vote or otherwise act with respect to the merger or any other matter.

Opinion of SmartFinancial’s financial adviser (page [•])

In connection with its consideration of the merger, on December 5, 2014, the SmartFinancial board of directors received from Hovde Group LLC (“Hovde”), SmartFinancial’s financial advisor, its oral opinion, which opinion was confirmed by delivery of a written opinion, dated December 5, 2014, to the effect that, as of such date and based upon and subject to the various factors, assumptions and limitations set forth in its opinion, the merger consideration in the merger was fair, from a financial point of view, to the holders of SmartFinancial common stock. The full text of Hovde’s written opinion is attached as Appendix C to this joint proxy statement/prospectus. You should read the entire opinion for a discussion of, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Hovde in rendering its opinion. Hovde’s written opinion is addressed to the SmartFinancial board of directors, is directed only to the merger consideration in the merger and does not constitute a recommendation to any SmartFinancial shareholder as to how such shareholder should vote with respect to the merger or any other matter.

The receipt by SmartFinancial shareholders of Cornerstone common stock in the merger will be tax-free. (page [•])

The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and it is a condition to the respective obligations of SmartFinancial and Cornerstone to complete the merger that each of SmartFinancial and Cornerstone receives a legal opinion to that effect. Accordingly, a SmartFinancial shareholder generally will not recognize any gain or loss on the exchange of their shares of SmartFinancial common stock for shares of Cornerstone common stock. However, if any Cornerstone or SmartFinancial shareholder receives cash for dissenting shares such exchange generally will be treated as a taxable transaction causing such Cornerstone or SmartFinancial shareholder to recognize gain or loss on the exchange.

The Merger Will Be Tax-Free to Holders of Cornerstone Common Stock (page [•])

The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and it is a condition to the respective obligations of Cornerstone and SmartFinancial to complete the merger that each of them receives a legal opinion to that effect.

The U.S. federal income tax consequences described above may not apply to all holders of Cornerstone or SmartFinancial common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your independent tax advisor for a full understanding of the particular tax consequences of the merger to you.

Interests of SmartFinancial’s directors and executive officers in the merger (page [•])

SmartFinancial shareholders should be aware that some of SmartFinancial’s directors and executive officers have interests in the merger and have arrangements that are different from, or in addition to, those of SmartFinancial shareholders generally. SmartFinancial’s board of directors was aware of these interests and considered these interests, among other matters, when making its decision to adopt the merger agreement, and in recommending that SmartFinancial shareholders vote in favor of approving the merger agreement.

These interests include the following:

º	Pursuant to the merger agreement, each option to purchase shares of SmartFinancial common stock will be converted into an option to purchase Cornerstone common stock equal to the number of shares of SmartFinancial common stock issuable upon the exercise of such option immediately prior to the effective time of the merger multiplied by the exchange ratio set forth in the merger agreement. The per share exercise price of a SmartFinancial options shall be equal to the per share exercise price of the SmartFinancial option immediately prior to the effective time of the merger divided by the exchange ratio set forth in the merger agreement.
º	Billy Carroll, who is currently a Director, the President, and the Chief Executive Officer of SmartFinancial, will replace Nathaniel F. Hughes as the President and Chief Executive Officer of Cornerstone and will serve as a Director of the surviving corporation, of SmartBank, and of Cornerstone Community Bank. Mr. Bryan Johnson, who is currently an Executive Vice President and the Chief Financial Officer of SmartBank, will become Executive Vice President and Chief Financial Officer of the surviving corporation, and will continue to hold his position as Executive Vice President and Chief Financial Officer of SmartBank. Mr. Rhett Jordan, who is currently Executive Vice President and the Chief Credit Officer of SmartBank, will become Executive Vice President and Chief Credit Officer of the surviving corporation, and will continue to hold his position as Executive Vice President and Chief Credit Officer of SmartBank. Bill Carroll will continue in his capacity as the Director of Business Development of SmartBank, in addition to serving as Vice Chair of the surviving corporation board of directors and Chair of the SmartBank board of directors. Mr. Greg Davis will continue to serve as a member of the board of directors of SmartBank as well as Executive Vice President and Chief Lending Officer for SmartBank.
º	Each of Messrs. Billy Carroll, Bill Carroll, Davis, Johnson, and Jordan have entered into employment agreements with SmartFinancial and/or SmartBank (as the case may be), with each such agreement expressly providing that the agreements shall survive the merger of SmartFinancial with and into Cornerstone (in the case of employment agreements to which SmartFinancial is a party) and the merger of Cornerstone Community Bank with and into SmartBank. The dollar amounts of the executive officers compensation is as follows: Mr. Billy Carroll will receive an initial base salary of $300,000, Mr. Bill Carroll will receive an initial base salary of $225,000, Mr. Davis will receive an initial base salary of $178,258, Mr. Johnson will receive an initial base salary of $175,000, and Mr. Jordan will receive an initial base salary of $178,500.
º	As of the effective time of the merger, each of the current members of the SmartFinancial board will be appointed as members of the surviving corporation’s board of directors. In connection with such service, each such director shall receive director fees for such service. Currently, members of the SmartFinancial board generally receive $1,200 per month, and $300 per SmartBank board committee meeting attended. The parties anticipate that the surviving corporation’s board of directors will receive similar fees for service for non-employee directors.
º	For a period of six years after the merger, Cornerstone Community Bank will indemnify each of the current and former directors and officers of SmartFinancial against all liabilities and damages based on or pertaining to the fact that he or she was a director or officer of SmartFinancial or was serving in some capacity of another entity at the request of SmartFinancial to the fullest extent such individual would have been entitled to be so indemnified, subject to applicable law, under the charter and bylaws of SmartFinancial in effect as of the date of the merger agreement. Additionally, prior to the effective time of the merger, SmartFinancial shall obtain, and, after the effective time, Cornerstone Community Bank shall maintain, “tail” liability insurance providing coverage for a period of not less than three years after the effective time of the merger for persons who are currently covered by SmartFinancial’s existing directors’ and officers’ liability insurance policy.
º	We expect that directors and officers of each of SmartFinancial and SmartBank may also participate in the private offering component of the financing transaction. To date the extent of such participation of each of the officers and directors of SmartFinancial and SmartBank in the private offering component of the financing transaction has not been determined.

Interests of Cornerstone’s directors and executive officers in the merger (page [•])

Cornerstone shareholders should be aware that some of Cornerstone’s directors and executive officers have interests in the merger and have arrangements that are different from, or in addition to, those of Cornerstone shareholders generally. Cornerstone’s board of directors was aware of these interests and considered these interests, among other matters, when making its decision to adopt the merger agreement, and in recommending that Cornerstone shareholders vote in favor of approving the merger agreement.

These interests include the following:

º	Certain options to purchase shares of Cornerstone common stock will vest as a result of the merger. See “Cornerstone Proposal No. 7 — Compensation Proposal.”
º	Felicia Barbee, who is currently Chief Financial Officer of Cornerstone Community Bank, will continue to serve as Chief Financial Officer of Cornerstone Community Bank. John H. Coxwell, who is currently Senior Executive Officer of Cornerstone and Cornerstone Community Bank, will serve as Executive Vice President and Chief Operating Officer of the surviving corporation and Cornerstone Community Bank. Nathaniel F. Hughes, who is currently President and Chief Executive Officer of Cornerstone, will serve as Executive Vice President, Investment Officer and Institutional Investor Relations Officer of the surviving corporation. Gary W. Petty, Jr., who is currently Executive Vice President and Chief Financial Officer of Cornerstone and Executive Vice President and Chief Operations Officer of Cornerstone Community Bank, will serve as Executive Vice President and Chief Risk Officer of the surviving corporation. Robert B. Watson, who is currently President of Cornerstone Community Bank, will continue to serve as President of Cornerstone Community Bank. James R. Vercoe, who is currently Executive Vice President and Chief Credit Officer of Cornerstone Community Bank, will continue to serve as Executive Vice President and Regional Credit Officer of Cornerstone Community Bank.
º	Certain of Cornerstone and Cornerstone Community Bank’s executive officers have entered into new employment agreements which were executed simultaneous with the merger agreement. These executive officers include Felicia Barbee, John H. Coxwell, Nathaniel F. Hughes, Gary W. Petty, Jr., Robert B. Watson, and James R. Vercoe. The dollar amounts of the executive officers compensation is as follows: Felicia Barbee receives an annual base salary of $102,000, John H. Coxwell receives an initial base salary of $145,000, Nathaniel F. Hughes receives an initial base salary of $169,200, Gary W. Petty, Jr. receives an initial base salary of $130,000, Robert B. Watson receives an initial base salary of $175,000, and James R. Vercoe receives an initial base salary of $135,000.
º	As of the effective time of the merger, each of Monique P. Berke, Frank S. McDonald, Doyce G. Payne, M.D. and W. Miller Welborn, who are current members of the Cornerstone board, will continue to serve as members of the surviving corporation’s board of directors. Each of the other members of the Cornerstone board of directors prior to the consummation of the merger will resign.
º	We expect that directors and officers of Cornerstone may also participate in the private offering component of the financing transaction. To date four officers and directors of Cornerstone and Cornerstone Community Bank have expressed interest in participating in the private offering component of the financing transaction.

Shareholders who do not vote in favor of the merger agreement or the Series A redemption amendment proposal may be entitled to assert dissenters’ rights (page [•])

Under Tennessee law, holders of SmartFinancial common stock, Cornerstone common stock and the holder of the SmartFinancial SBLF stock will be entitled to dissent from the merger, and holders of Cornerstone Series A preferred stock will be able to dissent from the Series A redemption amendment proposal. Set forth below is a summary of the procedures that must be followed by the shareholders to exercise their dissenters’ rights with respect to a transaction giving rise to dissenters’ rights (a “transaction”). This summary is qualified in its entirety by reference to the text of the applicable Tennessee statutes, a copy of which are attached to this joint proxy statement/prospectus as Appendix B.

A shareholder who wishes to assert dissenters’ rights (a “dissenting shareholder”) (i) must deliver to Cornerstone or SmartFinancial, as applicable, before the vote on the transaction is taken, written notice of his or her intent to demand payment for his or her shares if the transaction is effectuated and (ii) must not vote his or her shares in favor of the transaction. Item (ii) does not require a shareholder to vote against a transaction.

If a transaction is approved, Cornerstone or SmartFinancial, as applicable, will deliver, no later than 10 days after the date that the transaction is completed, a written dissenters’ notice to all dissenting shareholders who satisfied the two requirements set forth above. The written dissenters’ notice will state where the payment demand must be sent and where and when stock certificates must be deposited and will set a date by which Cornerstone or SmartFinancial, as applicable, must receive the payment demand, which date will not be less than one nor more than two months after the written dissenters’ notice is delivered. A dissenting shareholder who does not demand payment or deposit his or her share certificate as required by the dissenters’ notice will not be entitled to payment for his or her shares.

Within 10 days of the later of the date of the transaction or receipt of a payment demand, Cornerstone or SmartFinancial, as applicable, will, by written notice, offer to pay to each dissenting shareholder who properly demanded payment the amount Cornerstone or SmartFinancial, as applicable, estimates to be the fair value of his or her shares, plus accrued interest. If the shareholder believes that the amount offered is less than the fair value of his shares or that the interest is incorrectly calculated, the shareholder may notify Cornerstone or SmartFinancial, as applicable, in writing of his own estimate of the fair value of his shares and the amount of interest due and demand payment of his estimate. If a demand for payment remains unsettled, Cornerstone or SmartFinancial, as applicable, will commence a court proceeding to determine the fair value of the shares and the accrued interest.

Exercise of dissenters’ rights will result in the recognition of gain or loss, as the case may be, for federal income tax purposes.

Conditions that Must Be Satisfied or Waived for the Merger to Occur (page [•])

Currently, SmartFinancial and Cornerstone expect to complete the merger by the end of the second quarter of 2015. As more fully described in this joint proxy statement/prospectus and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include (i) approval of the merger by SmartFinancial’s shareholders and approval of the merger proposal and the other proposals subject to this proxy statement by Cornerstone’s shareholders, (ii) the completion of the financing transaction, (iii) the receipt of required regulatory approvals, (iv) the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part, (v) the absence of any order, injunction or other legal restraint preventing the completion of the merger or making the completion of the merger illegal, (vi) subject to the materiality standards provided in the merger agreement, the accuracy of the representations and warranties of Cornerstone and SmartFinancial, (vii) performance in all material respects by each of Cornerstone and SmartFinancial of its obligations under the merger agreement and (viii) receipt by each of Cornerstone and SmartFinancial of an opinion from its counsel as to certain tax matters. The merger is also subject to the consent of the U.S. Treasury, as holder of the SmartFinancial SBLF stock.

Neither SmartFinancial nor Cornerstone can be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Termination of the Merger Agreement (page [•])

The merger agreement may be terminated at any time before the effective time of the merger for several reasons, including the following:

•	by mutual consent of the parties;
•	by either party if the merger is not consummated by September 30, 2015, unless the failure to consummate the merger by this date is not due to the failure of such party seeking termination;
•	by either party if any regulatory or other governmental approval required for the merger has been denied;
•	by either party in the event any court or other governmental authority has issued a final, non-appealable order enjoining or otherwise prohibiting the consummation of the merger, provided that, (i) in the event of termination by Cornerstone or Cornerstone Community Bank, the order is not due to the failure of Cornerstone or Cornerstone Community Bank to perform or observe its obligations under the merger agreement, and (ii) in the event of termination by SmartFinancial or SmartBank, the order is not due to the failure of SmartFinancial or SmartBank to perform or observe its obligations under the merger agreement;
•	by either Cornerstone and/or Cornerstone Community Bank or SmartFinancial and/or SmartBank in the event the holders of more than 7% of the outstanding shares of SmartFinancial common stock and Cornerstone common stock, taken together in the aggregate, shall have perfected and not effectively withdrawn or lost their rights to dissent from the merger;
•	by either party in the event of a breach of the merger agreement by the other party, if the breach would result in certain of the closing conditions in the merger agreement not being fulfilled and is not cured within 30 days; or
•	if either party’s shareholders do not approve the merger agreement.

Termination Fee (page [•])

If the merger agreement is terminated under certain circumstances related to other acquisition proposals, SmartFinancial or Cornerstone may be required to pay to the other party a termination fee equal to $1.2 million. These termination fees could discourage other companies from seeking to acquire or merge with SmartFinancial or Cornerstone.

Authorized Stock Amendment Proposal (page [•])

In connection with the merger, Cornerstone’s amended and restated charter will be amended prior to the effectiveness of the merger to increase the number of authorized shares of common stock from 20,000,000 to 40,000,000, which is necessary for Cornerstone to have enough authorized shares to issue the merger consideration pursuant to the merger agreement, among other reasons.

Reverse Stock Split Amendment Proposal (page [•])

In connection with the merger, the Cornerstone amended and restated charter will be further amended to provide that each four shares of common stock issued and outstanding shall be automatically reclassified and changed into one fully paid and non-assessable share of common stock, which is intended to increase the probability that Cornerstone’s share price will meet the listing requirements of the Nasdaq Capital Market.

Amendment and Restatement Proposal (page [•])

In connection with the merger, Cornerstone’s amended and restated charter will be further amended and restated to, among other things:

•	consolidate the foregoing amendments into a single instrument, as appropriate;
•	change the name of the surviving corporation to “SmartFinancial, Inc.”;

•	change the surviving corporation’s principal address to 5401 Kingston Pike, Suite 600, Knoxville, Tennessee 37919; and
•	determine the preferences, limitations and relative rights of the Cornerstone SBLF stock exchanged for the SmartFinancial SBLF stock in connection with the merger agreement.

Stock Plan Proposal (page [•])

In connection with the merger, Cornerstone will adopt a 2015 Stock Incentive Plan to grant incentive stock options within the meaning of the Code to key employees and officers and non-qualified options to non-employee directors, consultants, and others for the purchase of shares of common stock, which is necessary to consummate the merger pursuant to the merger agreement.

Series A Redemption Amendment Proposal (page [•])

In connection with the merger, the Cornerstone amended and restated charter will be further amended to provide that Cornerstone, at its option, may redeem, in whole or in part, at any time after March 31, 2015, the outstanding shares of Series A preferred stock at a redemption price equal to the sum of the original issue price per share of the Series A preferred stock, plus any accumulated and unpaid dividends (regardless of whether any dividends are actually declared) through July 30, 2015, which is necessary so that Cornerstone may exchange the Cornerstone SBLF stock for the SmartFinancial SBLF stock pursuant to the merger agreement.

Regulatory approvals required for the merger (page [•])

In connection with the merger, SmartFinancial and Cornerstone have agreed to cooperate with one another and use their reasonable best efforts to prepare all documents, to effect all filings, and to obtain all permits, consents, approvals, waivers, and authorizations of governmental authorities and other third parties (including the Federal Reserve and the Tennessee Department of Financial Institutions) necessary to consummate the merger. Additionally, each party has agreed to furnish the other parties with all information concerning itself and its subsidiaries, directors, officers, and shareholders as may be necessary in connection with any filing, notice, or application made or given with or to any governmental authority or other third party.

In order to consummate the merger, we must obtain approval from the Federal Reserve and the Tennessee Department of Financial Institutions. We anticipate filing regulatory applications with the Federal Reserve and with the Tennessee Department of Financial Institutions shortly after the date of this joint proxy statement/prospectus. As of the date of this joint proxy statement/prospectus, neither the Federal Reserve nor the Tennessee Department of Financial Institutions had granted its approval. Federal Reserve approval or possible approval of the combination: (i) reflects only the view that the transaction does not contravene applicable competitive standards imposed by law and is consistent with regulatory policies relating to safety and soundness; (ii) is not an opinion that the proposed combination is financially favorable to the shareholders or that the Federal Reserve has considered the adequacy of the terms of the transaction; and (iii) is not an endorsement of, or recommendation for, the combination.

Accounting Treatment (page [•])

For accounting purposes, SmartFinancial is considered to be acquiring Cornerstone in this transaction. As a result, the historical financial statements of the surviving corporation will be the historical financial statements of SmartFinancial following the completion of the merger. The merger will be effected by the issuance of shares of Cornerstone stock to SmartFinancial shareholders. The assets and liabilities of Cornerstone as of the effective date of the merger will be recorded at their respective estimated fair values and added to those of SmartFinancial. Any excess of purchase price over the net estimated fair values of the acquired assets and liabilities of Cornerstone will be allocated to all identifiable intangible assets. Any remaining excess will then be allocated to goodwill, the goodwill resulting from the merger will not be amortized to expense, but instead will be reviewed for impairment at least annually. To the extent goodwill is impaired, its carrying value would be written down to its implied fair value and a charge would be made to earnings. Customer related intangibles and other intangibles with definite useful lives will be amortized to expense over their estimated useful lives. If, however, the purchase price is less than the net estimated fair values of the acquired assets and liabilities, the difference will result in a bargain purchase gain.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF CORNERSTONE

The table below presents selected financial data for the periods indicated (amounts in thousands, except per share data).

	2014	2013	2012	2011	2010
Total interest income	$18,137	$18,453	$19,353	$20,494	$25,211
Total interest expense	2,789	3,523	4,785	6,362	9,202
Net interest income	15,348	14,930	14,568	14,132	16,009
Provision for loan losses	515	300	430	445	7,291
Net interest income after provision for loan losses	14,833	14,630	14,138	13,687	8,718
Noninterest income	1,819	1,940	1,019	1,183	3,081
Noninterest expense	14,000	13,846	13,178	13,652	18,042
Income before income taxes	2,652	2,724	1,979	1,218	(6,243)
Income tax expense/(benefit)	1,014	1,043	577	188	(1,535)
Net income (loss)	$1,638	$1,681	$1,402	$1,030	$(4,708)
Per Common Share Data:
Net income/(loss), basic	$0.01	$0.02	$0.02	$0.05	$(0.73)
Net income/(loss), assuming dilution	0.01	0.02	0.02	0.05	(0.73)
Cash dividends paid	—	—	—	—	—
Book value	3.88	3.86	4.01	3.89	3.55
Tangible book value(1)	3.88	3.85	4.01	3.89	3.55
Financial Condition Data:
Assets	$415,740	$432,223	$443,446	$422,655	$441,499
Loans, net of unearned interest and allowance	291,869	286,237	270,850	260,365	276,115
Cash and investments	105,069	119,417	137,860	127,332	133,651
Federal funds sold	—	—	—	—	—
Deposits	308,654	341,414	344,881	314,042	355,447
FHLB advances and other borrowings	36,000	26,740	37,175	43,045	54,715
Federal funds purchased and repurchase agreements	29,410	22,974	19,587	29,391	24,325
Shareholders’ equity	40,662	40,134	40,889	35,208	25,819
Tangible shareholders’ equity(1)	40,662	40,131	40,878	35,186	25,782
Selected Ratios:
Interest rate spread	3.73%	3.64%	3.67%	3.36%	3.24%
Net interest margin(2)	3.90%	3.80%	3.85%	3.55%	3.43%
Return on average assets	0.39%	0.39%	0.34%	0.24%	(0.94)%
Return on average equity	4.04%	4.12%	3.78%	3.46%	(15.79)%
Return on average tangible equity(1)	4.04%	4.12%	3.78%	3.47%	(15.81)%
Average equity to average assets	9.65%	9.51%	8.94%	6.91%	5.95%
Common stock dividend payout ratio	N/A	N/A	N/A	N/A	N/A
Ratio of nonperforming assets to total assets	2.61%	3.82%	5.94%	6.26%	5.99%
Ratio of allowance for loan losses to nonperforming loans	121.99%	89.83%	102.26%	93.90%	66.98%
Ratio of allowance for loan losses to total average loans, net of unearned income	1.19%	1.15%	2.28%	2.71%	2.93%

(1)	Tangible shareholders’ equity is shareholders’ equity less goodwill and intangible assets.
(2)	Net interest margin is the net yield on interest-earning assets and is the difference between the interest yield earned on interest-earning assets less the interest rate paid on interest-bearing liabilities.

GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures

Certain financial information included in Cornerstone’s summary of consolidated financial data is determined by methods other than in accordance with U.S. generally accepted accounting principles (“GAAP”). These non-GAAP financial measures are “tangible book value per common share,” “tangible shareholders’ equity,” and “return on average tangible equity.” Management uses these non-GAAP measures in its analysis of Cornerstone’s financial performance.

“Tangible book value per common share” is defined as total equity reduced by recorded preferred stock, goodwill and other intangible assets divided by total common shares outstanding. This measure is important to investors interested in changes from period-to-period in book value per common share exclusive of changes in intangible assets. Goodwill, an intangible asset that is recorded in a purchase business combination, has the effect of increasing total book value while not increasing the tangible assets of a company. For companies, such as Cornerstone, that have engaged in business combinations, purchase accounting can result in the recording of significant amounts of goodwill related to such transactions.

“Tangible shareholders’ equity” is shareholders’ equity less goodwill and other intangible assets.

“Return on average tangible equity” is defined as earnings for the period divided by average equity reduced by average goodwill and other intangible assets.

These disclosures should not be viewed as a substitute for results determined in accordance with GAAP, and are not necessarily comparable to non-GAAP performance measures which may be presented by other companies. The following table presents a reconciliation to provide a more detailed analysis of these non-GAAP performance measures:

	At and for the Fiscal Years Ended December 31,
	2014	2013	2012	2011	2010
Number of common shares outstanding	6,627,398	6,547,074	6,500,396	6,500,396	6,500,396
Total stockholders’ equity	$40,662,105	$40,133,728	$40,886,836	$35,208,305	$25,819,153
Less: preferred stock	14,964,309	14,892,927	14,821,546	9,899,544	2,727,424
Book value of common shares	$25,697,796	$25,240,801	$26,065,290	$25,308,761	$23,091,729
Book value per common share	$3.88	$3.86	$4.01	$3.89	$3.55
Book value of common shares	$25,697,796	$25,240,801	$26,065,290	$25,308,761	$23,091,729
Less: goodwill and other intangible assets	—	2,427	10,530	22,487	37,317
Tangible book value of common shares	$25,697,796	$25,238,374	$26,054,760	$25,286,274	$23,054,412
Effect of intangible assets per common share	$—	$0.01	$—	$—	$—
Tangible book value per common share	$3.88	$3.85	$4.01	$3.89	$3.55
Net income/(loss)	$1,638,282	$1,680,809	$1,402,063	$1,030,052	$(4,707,521)
Average equity	40,567,000	40,764,000	37,115,000	29,740,000	29,820,000
Return on average equity	4.04%	4.12%	3.78%	3.46%	(15.79)%
Average equity	$40,567,000	$40,764,000	$37,115,000	$29,740,000	$29,820,000
Less: goodwill and other intangible assets	—	2,427	10,530	22,487	37,317
Average tangible equity	$40,567,000	$40,761,573	$37,104,470	$29,717,513	$29,782,683
Effect of intangible assets	0.00%	0.00%	0.00%	(0.01)%	(0.02)%
Return on average tangible equity	4.04%	4.12%	3.78%	3.47%	(15.81)%

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF SMARTFINANCIAL

The following selected historical consolidated financial data as of and for the years ended December 31, 2014 and 2013 is derived from the audited consolidated financial statements of the company.

(amounts are in thousands, except ratios, per share data, banking locations and FTEs)

	Years Ended December 31,
	2014	2013
SUMMARY OF OPERATIONS
Total interest income	$20,753	$20,160
Total interest expense	2,037	2,299
Net interest income	18,717	17,861
Provision for loan losses	432	582
Net interest income after provision for loan losses	18,285	17,279
Non-interest income	1,734	1,957
Non-interest expense	17,068	14,900
Income before income taxes	2,950	4,335
Income tax expense	1,118	1,663
Consolidated net income	1,833	2,673
SHARE AND PER COMMON SHARE DATA:
Basic earnings per share	$0.58	$0.86
Diluted earnings per share	0.52	0.77
Common equity per common share outstanding	14.80	13.78
Tangible book value per share	14.71	13.64
Dividends per common share	—	—
Preferred shares outstanding	12	12
Actual common shares outstanding	2,966	2,963
Weighted average common shares outstanding	2,964	2,963
Diluted weighted average common shares outstanding	3,293	3,298
BALANCE SHEET DATA:
Assets	$533,714	$507,702
Mortgage loans held for sale
Gross Loans, net of deferred loan fees	363,403	315,079
Allowance for loan losses	3,880	4,136
Total securities	98,876	93,016
Total deposits	454,807	446,564
Federal Home Loan Bank advances	—	—
Other borrowed funds	21,758	7,616
Preferred shareholders’ equity	12,000	12,000
Common shareholders’ equity	43,888	40,830
Total shareholders’ equity	55,888	52,830
Average total assets	504,046	465,341
Average gross loans, net of deferred loan fees	346,732	314,808
Average interest-earning assets	455,465	428,231
Average deposits	451,548	413,856
Average interest-bearing deposits	388,033	346,930
Average interest-bearing liabilities	399,881	353,268
Average total shareholders’ equity	53,960	51,313

	Years Ended December 31,
	2014	2013
SELECTED FINANCIAL RATIOS:
Return on average assets	0.36%	0.57%
Return on average equity	3.41%	5.21%
Average equity to average total assets	10.65%	11.03%
Efficiency ratio	82.51%	74.44%
Net interest margin	4.11%	4.17%
Net interest spread	4.04%	4.03%
CAPITAL RATIOS:
Tier 1 leverage ratio	10.83%	10.67%
Tier 1 risk-based capital	13.83%	15.64%
Total risk-based capital	14.73%	16.86%
ASSET QUALITY RATIOS:
Net charge-offs to average loans	0.20%	0.04%
Allowance to period end loans	1.07%	1.31%
Allowance for loan losses to non-performing loans	76.57%	513.03%
Non-performing assets to total assets	1.88%	1.18%
OTHER DATA:
Banking locations	7	7
Loan production offices	1	1
Full-time equivalent employees	114	113

Table Assumptions — SmartFinancial’s efficiency ratio is calculated as non-interest expense divided by the sum of net interest income on a fully tax equivalent basis plus non-interest income excluding gains and losses on the sale of securities and real estate. Net interest margin is the result of net interest income calculated on a tax-equivalent basis divided by average interest earning assets for the period. Net interest spread is calculated as the yields realized on interest-bearing assets less the rates paid on interest-bearing liabilities.

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

The following unaudited pro forma combined consolidated financial information and accompanying notes show the impact on the historical financial conditions and results of operations of Cornerstone and SmartFinancial and have been prepared to illustrate the effects of the merger under the acquisition method of accounting. See “Proposal No. 1 — The Merger.”

The unaudited pro forma combined consolidated balance sheet as of December 31, 2014 is presented as if the merger had occurred on December 31, 2014. The unaudited pro forma combined consolidated income statements for the year ended December 31, 2014 are presented as if the merger had occurred on January 1, 2014. The historical consolidated financial information has been adjusted to reflect factually supportable items that are directly attributable to the merger and, with respect to the income statements only, expected to have a continuing impact on consolidated results of operations.

The selected unaudited pro forma combined consolidated financial statements are provided for informational purposes only. The unaudited pro forma combined consolidated financial statements are not necessarily, and should not be assumed to be, an indication of the results that would have been achieved had the merger been completed as of the dates indicated or that may be achieved in the future. The preparation of the unaudited pro forma combined consolidated financial statements and related adjustments required management to make certain assumptions and estimates. The unaudited pro forma combined consolidated financial statements should be read together with:

•	the accompanying notes to the unaudited pro forma combined consolidated financial statements;
•	Cornerstone’s audited consolidated financial statements and accompanying notes as of and for the year ended December 31, 2014, included elsewhere in this joint proxy statement/prospectus;
•	SmartFinancial’s audited consolidated financial statements and accompanying notes as of and for the year ended December 31, 2014, included elsewhere in this joint proxy statement/prospectus; and
•	other information pertaining to Cornerstone and SmartFinancial included in this joint proxy statement/prospectus.

Unaudited Pro Forma Combined Consolidated Balance Sheet
December 31, 2014
(in thousands)

	SmartFinancial As Reported	Cornerstone As Reported	Pro Forma Adjustments, Net		Pro Forma Combined
Assets:
Cash and cash equivalents	$46,739	$15,528	$5,936	g,j	$68,203
Investment securities available-for-sale, fair value	98,876	87,193	—		186,069
Investment securities held-to-maturity, amortized cost	—	25	—		25
Loans, net of deferred fees	363,403	295,364	(7,506)	a,c	651,261
Allowance for loan losses	(3,880)	(3,495)	3,495	c	(3,880)
Net loans	359,523	291,869	(4,011)	a	647,381
Premises and equipment, net	15,939	4,828	1,850	d	22,617
Other real estate owned	4,983	8,000	(1,237)	e	11,746
Deferred tax asset, net	2,797	1,801	957	b	5,555
Bank owned life insurance	—	1,258	—		1,258
Core deposit intangibles	258	—	2,483	a	2,741
Other assets	4,599	5,238	—		9,837
Total Assets	$533,714	$415,740	$5,978		$955,432
Liabilities and Shareholders’ Equity:
Liabilities:
Deposits – noninterest-bearing	$53,640	$57,035	$—		$110,675
Deposits – interest-bearing	401,167	251,620	1,029	a	653,816
Total deposits	454,807	308,655	1,029		764,491
Securities sold under repurchase agreements	9,758	29,410	—		39,168
Other borrowings	12,000	36,000	8,582	a,j	58,582
Other liabilities	1,261	1,013	—		2,274
Total liabilities	477,826	375,078	9,611		862,215
Shareholders’ Equity:
Preferred Stock	12	14,964	(14,964)	j	12
Common Stock	2,966	6,627	13,491	h,i,j	23,084
Additional paid in capital	42,508	21,821	(4,384)	h,i,j	59,945
Retained earnings (deficit)	10,705	(3,032)	2,506	f,g,h	10,179
Accumulated other comprehensive income (loss)	(303)	282	(282)	h	(303)
Total shareholders’ equity	55,888	40,662	(3,633)		92,917
Total Liabilities and Shareholders’ Equity	$533,714	$415,740	$5,978		$955,432

See accompanying notes to Unaudited Pro Forma Combined Consolidated Financial Information.

Unaudited Pro Forma Combined Consolidated Statement of Income
For the Year Ended December 31, 2014
(in thousands, except per share data)

	SmartFinancial As Reported	Cornerstone As Reported	Pro Forma Adjustments	Pro Forma Combined
Interest income:
Loans, including fees	$18,808	$16,690	$935	$36,433
Investment securities	1,798	1,416	—	3,214
Federal funds sold and other	147	31	—	178
Total interest income	20,753	18,137	935	39,825
Interest expense:
Deposits	2,026	1,741	(882)	2,885
Other borrowings	11	1,049	11	1,070
Total interest expense	2,037	2,790	(871)	3,955
Net interest income	18,716	15,347	1,806	35,869
Provision for loan losses	432	515	—	947
Net interest income after loan loss provision	18,284	14,832	1,806	34,922
Non-interest income:
Service charges on deposit accounts and other fees	513	850	—	1,363
Secondary market loan origination fees	177	235	—	412
Gain on sale of investment securities, net	116	700	—	816
Other non-interest income	928	34	974	1,936
Total non-interest income	1,734	1,819	974	4,527
Non-interest expense:
Salaries and employee benefits	9,195	7,054	—	16,249
Occupancy and equipment	2,176	1,230	74	3,480
Other non-interest expense	5,697	5,715	166	11,578
Total non-interest expense	17,068	13,999	240	31,307
Income before income tax expense	2,950	2,652	2,540	8,142
Income tax expense	1,117	1,014	973	3,104
Net income	1,833	1,638	1,567	5,038
Preferred dividends	120	1,500	—	1,620
Accretion of preferred stock discount	—	71	—	71
Net income available to common shareholders	$1,713	$67	$1,567	$3,347
Basic earnings available to common shareholders per share	$0.58	$0.01		$0.15
Diluted earnings available to common shareholders per share	$0.52	$0.01		$0.14
Weighted average common shares outstanding:
Basic	2,963,589	6,614,414		23,070,703
Diluted	3,293,487	6,836,787		24,678,647

See accompanying notes to Unaudited Pro Forma Combined Consolidated Financial Information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
(all amounts are in thousands, except per share data, unless otherwise indicated)

Note 1 — Basis of Pro Forma Presentation

The unaudited pro forma combined balance sheet as of December 31, 2014 and the unaudited pro forma combined income statements for the year ended December 31, 2014 are based on the historical financial statements of Cornerstone and SmartFinancial after giving effect to the completion of the merger and the assumptions and adjustments are described in the accompanying notes. Such financial statements do not reflect cost savings or operating synergies expected to result from the merger, or the costs to achieve these cost savings or operating synergies, any anticipated disposition of assets that may result from the integration of the operations of the two companies or any additional costs that may be incurred as a result of being a registered company. Certain historical financial information has been reclassified to conform to the current presentation.

The transaction will be accounted for under the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”). In business combination transactions in which the consideration given is not in the form of cash (that is, in the form of non-cash assets, liabilities incurred, or equity interests issued), measurement of the acquisition consideration is based on the fair value of the consideration given or the fair value of the assets (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measurable.

Under ASC 805, all of the assets acquired and liabilities assumed in a business combination are recognized at their acquisition-date fair value, while transaction costs and restructuring costs associated with the business combination are expensed as incurred. The excess of the acquisition consideration over the fair value of assets acquired and liabilities assumed, if any, is allocated to goodwill. Changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally affect income tax expense. Subsequent to the completion of the merger, Cornerstone and SmartFinancial will finalize an integration plan, which may affect how the assets acquired, including intangible assets, will be utilized by the surviving corporation. For those assets in the surviving corporation that will be phased out or will no longer be used, additional amortization, depreciation and possibly impairment charges will be recorded after management completes the integration plan.

The unaudited pro forma information is presented solely for informational purposes and is not necessarily indicative of the combined results of operations or financial position that might have been achieved for the periods or dates indicated, nor is it necessarily indicative of the future results of the surviving corporation.

Note 2 — Preliminary Estimated Acquisition Consideration

Under the terms of the merger agreement, SmartFinancial shareholders will be entitled to receive 4.20 shares of Cornerstone common stock for each common share of SmartFinancial. The exchange ratio is subject to adjustment based on an anticipated reverse stock split of Cornerstone common stock at a 4-to-1 ratio. Cash will be paid only to the extent of any SmartFinancial shareholders that properly dissent from the merger. Accordingly, we do not expect that any significant cash will be paid to SmartFinancial shareholders as a result of the merger. Even though SmartFinancial shareholders will receive Cornerstone shares, for accounting purposes, SmartFinancial has been treated as the acquirer of Cornerstone.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
(all amounts are in thousands, except per share data, unless otherwise indicated)

Note 2 — Preliminary Estimated Acquisition Consideration  – (continued)

The pro forma stock ownership related to the acquisition is as follows:

	SmartFinancial	Cornerstone	Financing Transaction	Total
Shares issued and outstanding as of December 31, 2014(1)	2,965,783	6,627,398	4,000,000 (2)
Smart conversion Ratio	4.20	—	—
Pro forma shares of Cornerstone stock	12,456,289	6,627,398	4,000,000	23,083,687
Pro forma ownership percentages	53.96%	28.71%	17.33%	100%
Potential effect of exercise of stock options	1.77	(0.55)	(1.22)	—
Pro forma ownership percentages on a fully diluted basis	55.73%	28.17%	16.11%	100%

(1)	Prepared without giving effect to the 4-to-1 reverse stock split contemplated by the reverse stock split amendment proposal.
(2)	The number of shares to be offered has not been determined and will be based on the price per share that investors are willing to pay at the time. Because there is limited availability of shares in the public market at prices recently reported, the table assumes that investors will be willing to pay a higher price per share than the recently reported public market price per share.

Measurement of the acquisition consideration was based on the estimated fair value of Cornerstone common stock, which was more clearly evident than the fair value of the net assets acquired. Based on the estimate of value of the shares of Cornerstone common stock outstanding as of December 31, 2014, the preliminary estimated acquisition consideration is as follows:

Acquisition Price

Common Shares outstanding	6,627,398
Multiplied by Cornerstone common stock market price on December 31, 2014	$3.31
Estimated fair value of Cornerstone common stock issued	21,936,687
Preliminary fair value estimate of Cornerstone stock options	1,218,440
Total Preliminary Estimated Acquisition Consideration	$23,155,127

Under the acquisition method of accounting, the total acquisition consideration is allocated to the acquired tangible and intangible assets and assumed liabilities of Cornerstone based on their estimated fair values as of the closing of the merger. The excess of the acquisition consideration over the fair value of the acquired assets and liabilities assumed, if any, is allocated to goodwill.

The allocation of the estimated acquisition consideration is preliminary because the proposed merger has not yet been completed. The preliminary allocation is based on estimates, assumptions, valuations, and other studies which have not progressed to a stage where there is sufficient information to make a definitive allocation. Accordingly, the acquisition consideration allocation unaudited pro forma adjustments will remain preliminary until SmartFinancial management determines the final acquisition consideration and the fair values of assets acquired and liabilities assumed. The final determination of the acquisition consideration allocation is anticipated to be completed as soon as practicable after the completion of the merger and will be based on the value of the Cornerstone common stock at the closing of the merger. The final amounts allocated to assets acquired and liabilities assumed could differ significantly from the amounts presented in the unaudited pro forma combined consolidated financial statements.

The total preliminary acquisition consideration has been allocated to Cornerstone’s tangible and intangible assets and liabilities as of December 31, 2014, based on their preliminary estimated fair values as follows:

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
(all amounts are in thousands, except per share data, unless otherwise indicated)

Note 2 — Preliminary Estimated Acquisition Consideration  – (continued)

	(In Thousands)
Total preliminary estimated acquisition consideration		$23,155
Fair value of assets assumed
Cash and cash equivalents	$15,528
Investment securities available for sale	87,193
Loans	287,858
Bank premises and equipment	6,678
Bank owned life insurance	1,258
Other real estate owned	6,763
Deferred tax asset	2,758
Other assets	5,263
Core deposits intangibles	2,483
Total fair value of assets acquired	415,782
Fair value of liabilities assumed
Deposits	(309,684)
FHLB advances and other borrowings	(36,582)
Payables and other liabilities	(30,423)
Total fair value of liabilities assumed	(376,689)
Preferred Stock	(14,964)
Net assets acquired	24,129	24,129
Deficiency of cost less fair value of net assets acquired — bargain purchase gain		$(974)

Identifiable intangible assets.  The preliminary fair values of intangible assets were determined based on the provisions of ASC 805, which defines fair value in accordance with ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”). ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Intangible assets were identified that met either the separability criterion or the contractual-legal criterion described in ASC 805. The preliminary allocation to intangible assets is an allocation to core deposit intangibles. Based upon an independent study, an asset of $2,483 was allocated to the core deposit intangible.

Goodwill.  Goodwill represents the excess of the preliminary estimated acquisition consideration over the preliminary fair value of the underlying net tangible and intangible assets. Among the factors that contributed to a purchase price in excess of the fair value of the net tangible and intangible assets are the skill sets, operations, customer base, and organizational cultures that can be leveraged to enable the surviving corporation to build an enterprise greater than the sum of its parts. In accordance with ASC Topic 350, Intangible — Goodwill and Other, goodwill will not be amortized, but instead will be tested for impairment at least annually and whenever events or circumstances have occurred that may indicate a possible impairment. In the event management determines that the value of goodwill has become impaired, the surviving corporation will incur an accounting charge for the amount of the impairment during the period in which the determination is made.

Bargain purchase gain.  Bargain purchase gain represents the deficiency of the preliminary estimated acquisition consideration less the preliminary fair value of the underlying net tangible and intangible assets.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
(all amounts are in thousands, except per share data, unless otherwise indicated)

Note 3 — Preliminary Unaudited Pro Forma and Acquisition Accounting Adjustments

The unaudited pro forma financial information is not necessarily indicative of what the financial position actually would have been had the merger been completed at the date indicated. Such information includes adjustments which are preliminary and may be revised. Such revisions may result in material changes. The financial position shown herein is not necessarily indicative of what the past financial position of the combined companies would have been, nor necessarily indicative of the financial position of the post-merger periods. The unaudited pro forma financial information does not give consideration to the impact of possible cost savings, expense efficiencies, synergies, strategy modifications, asset dispositions, or other actions that may result from the merger.

The following unaudited pro forma adjustments will result from accounting for the merger, including the determination of fair value of the assets, liabilities, and commitments which SmartFinancial, as the acquirer, will acquire from Cornerstone. The descriptions related to these preliminary adjustments are as follows.

Balance Sheet — the explanations and descriptions below are referenced to the December 31, 2014,
Unaudited Pro Forma Combined Consolidated Balance Sheet.

PRO FORMA ADJUSTING ENTRIES (BALANCE SHEET):	Debit	Credit
a. Loans – fair value adjustment and credit mark	$—	4,011
a. Core deposit premium	2,483	—
a. Deposits – interest-bearing	—	1,029
a. FHLB – fair value adjustment	—	582
b. Deferred tax assets	—	1,801
b. Deferred tax assets	2,758	—
c. Allowance for loan losses	3,495	—
c. Loans	—	3,495
d. Premises and equipment	1,850	—
e. Other real estate owned	—	1,237
f. Bargain purchase gain	—	974
g. Cash	—	1,500
g. Retained earnings	1,500	—
h. Retained earnings	—	3,032
h. Common stock	6,627	—
h. Additional paid in capital	21,821	—
h. Accumulated other comprehensive income	282	—
i. Common stock	—	16,118
i. Additional paid in capital	—	7,037
j. Common stock	—	4,000
j. Additional paid in capital	—	10,400
j. Cash	7,436	—
j. Series A preferred stock	14,964	—
j. Other Borrowings	—	8,000
	$63,216	$63,216

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
(all amounts are in thousands, except per share data, unless otherwise indicated)

Note 3 — Preliminary Unaudited Pro Forma and Acquisition Accounting Adjustments  – (continued)

a.	Adjustments to mark acquired assets and assumed liabilities to estimated fair market value at December 31, 2014. Management engaged third parties to assist with valuation estimates. All such estimates are subject to change as fair value estimates are refined. Preliminary valuation adjustments are estimated as follows:

Adjustment to intangibles for a core deposit premium of $2,483.
Adjustment to loans of ($7,506) which includes a fair value component and a credit component. The estimated fair value adjustment is ($917) and the credit adjustment is estimated to be ($6,589). Adjustment to time deposits of $1,029.
Adjustment to other borrowings of $582.

b.	The deferred tax asset of $1,801 related to Cornerstone has been reversed and an adjustment has been made to record the estimated deferred tax asset of $2,758 related to Cornerstone post-merger. The adjustment also includes the temporary differences resulting from the difference in the tax basis and book basis (estimated fair value) resulting from the merger. The components of Cornerstone’s deferred tax asset computed at 38.29% (the adjustment) are as follows:

	(In Thousands) Temporary Differences	(In Thousands) Deferred Tax Asset (Liability)	Estimated Amortization Period
Loans – credit mark	$6,589	$2,523	5 years
Loans – fair value adjustment	917	351	5 years
Bank – premises and equipment	(1,850)	(708)	25 years
Deferred gain on sale of other real estate	1,237	474	1 year
Core deposit intangible	(2,483)	(499)	15 years
Deposits – fair value adjustment	1,029	394	14 months
FHLB advances – fair value adjustment	582	223	20 months
Deferred tax asset		$2,758
c.	Adjustment to allowance for loan losses to reflect the reversal of Cornerstone’s allowance for loan and lease losses.
d.	Estimated fair value adjustment of property held by Cornerstone.
e.	Estimated fair value adjustment of other real estate owned by Cornerstone.
f.	Bargain purchase gain as a result of fair value of net assets acquired in excess of the consideration paid.
g.	Estimated transaction costs incurred prior to the date of the merger plus fees expected to be incurred immediately following the merger. The estimated amount to be paid by Cornerstone is approximately $1,000 and SmartFinancial is approximately $500 related to investment banking, legal, accounting, appraisals, and asset valuations.
h.	Adjustment to reflect the reversal of Cornerstone’s common equity.
i.	To record the acquisition consideration of $23,155.
j.	To record an issuance of $15 million common equity per the private offering component of the financing transaction in conjunction with obtaining a holding company loan of $8 million and the call and redemption of the $15 million in par value of Cornerstone’s Series A preferred stock.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
(all amounts are in thousands, except per share data, unless otherwise indicated)

Note 3 — Preliminary Unaudited Pro Forma and Acquisition Accounting Adjustments  – (continued)

Income Statements — the explanations and descriptions below are referenced to the
Unaudited Pro Forma Combined Consolidated Statements of Income
for the year ended December 31, 2014.
Income Statements — reclassifications
Income Statements — Pro Forma Adjustments

Pro Forma Adjusting Entries (Income Statements)
a. Amortization expense of core deposit intangible	$(166)
b. Preliminary estimate of loan interest accretion	935
c. Preliminary estimate of buildings and equipment fair value adjustment depreciation	(74)
d. Preliminary estimate of time deposits fair value adjustment amortization	882
e. Amortization of adjustment to FHLB advances	349
f. Preliminary estimate of other borrowings interest expense	(360)
g. Bargain purchase gain	974
h. Income tax expense of pro-forma adjustments	973

a.	The preliminary estimated core deposit intangible (“CDI”) is expected to approximate $2,483 and will be amortized over a 15 year period on a straight-line basis which is expected to produce approximately $166 of amortization expense during the first year of combined operations.
b.	Represents preliminary estimate of interest income accretion related to the estimate of the credit mark and fair value adjustment of the loans acquired pursuant to the merger. The amount will be accreted as an increase to interest income on a pro rata basis based on the maturities of the underlying loans, which is expected to approximate 60 months. The first year of accretion is preliminarily estimated to approximate $935.
c.	The building and equipment held by Cornerstone Community Bank will be adjusted to fair value at acquisition date. The preliminary fair value adjustment of these buildings and equipment is expected to approximate $1,850. This amount will be amortized as an increase to depreciation expense on a straight-line basis over an estimated useful life of 25 years.
d.	The time deposits acquired from Cornerstone Community Bank will be adjusted to fair value at the acquisition date. The preliminary estimate of the fair value adjustment at the acquisition date is expected to approximate $1,029. This amount will be amortized as a decrease to interest expense on a pro rata basis based on the maturities of the underlying time deposits, which is estimated to be approximately 14 months. The first year of amortization is preliminarily estimated to be $882.
e.	Advances from the Federal Home Loan Bank held by Cornerstone Community Bank will be adjusted to fair value at acquisition date. The preliminary fair value adjustment of these advances is expected to approximate $582. This amount will be amortized over 20 months.
f.	The estimated annual interest expense of the $8 million debt facility which the surviving corporation will secure as a part of closing the merger in order to redeem the Cornerstone Series A preferred stock.
g.	The estimated bargain purchase gain as a result of the transaction.
h.	Adjustment to reflect the income tax expense of the surviving corporation using 38.29% as the incremental effective tax rate.

Note 4 — Earnings per Common Share

Unaudited pro forma earnings per common share for the year ended December 31, 2014 have been calculated using Cornerstone’s historic weighted average common shares outstanding plus the common shares assumed to be issued to SmartFinancial shareholders in the merger plus shares to be issued as part of the private offering component of the financing transaction.

Under the terms of the merger agreement, SmartFinancial shareholders will be entitled to receive 4.20 shares of Cornerstone common stock for each common share of SmartFinancial. The exchange ratio is

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
(all amounts are in thousands, except per share data, unless otherwise indicated)

Note 4 — Earnings per Common Share  – (continued)

subject to adjustment based on an anticipated reverse stock split of Cornerstone common stock at a 4-to-1 ratio. Cash will be paid only to the extent of any SmartFinancial shareholders that properly dissent from the merger. Accordingly, we do not expect that any significant cash will be paid to SmartFinancial shareholders as a result of the merger.

Each option to purchase a share of SmartFinancial common stock will be converted into an option to purchase a share of Cornerstone common stock multiplied by the exchange ratio and the exercise price will become the exercise price of such option divided by the exchange ratio. If the reverse stock split is approved, the exchange ratio will be adjusted and each outstanding share of SmartFinancial common stock will be converted into the right to receive 1.05 shares of Cornerstone common stock.

The following table sets forth the calculation of basic and diluted unaudited pro forma earnings per common share for the year ended December 31, 2014.

	Year Ended December 31, 2014
	Basic	Diluted
Pro forma net income available to common shareholders	$3,347	$3,347
Weighted average common shares outstanding:
Cornerstone	6,614,414	6,836,787
Common shares issued to SmartFinancial shareholders	12,456,289	12,456,289
Dilutive effect of SmartFinancial stock option conversion(1)	—	1,385,572
Common shares issued in financing transaction(2)	4,000,000	4,000,000
Pro forma(3)	23,070,703	24,678,647
Pro forma net income per common share	$0.15	$0.14

(1)	SmartFinancial employee & director stock options convert to Cornerstone stock options upon the closing of the merger.
(2)	The number of shares to be offered has not been determined and will be based on the price per share that investors are willing to pay at the time. Because there is limited availability of shares in the public market at prices recently reported, the table assumes that investors will be willing to pay a higher price per share than the recently reported public market price per share.
(3)	Prepared without giving effect to the 4-to-1 reverse stock split.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
(all amounts are in thousands, except per share data, unless otherwise indicated)

Note 5 — Preliminary Unaudited Pro Form Regulatory Capital Ratios

The unaudited pro forma regulatory capital ratios shown below are not necessarily indicative of what the financial capital ratios actually would have been had the merger been completed at the date indicated. Such information includes adjustments which are preliminary and may be revised. Such revisions may result in material changes. The capital ratios shown herein are estimates and are not necessarily indicative of what the past capital ratios of the combined companies would have been, nor necessarily indicative of the capital ratios of the post-merger periods.

Average assets and risk weighted assets, for purposes of calculating regulatory capital ratios, have been estimated by using those averages and risk weighted assets as filed on each of SmartBank’s and Cornerstone Community Bank’s regulatory reports for the fourth quarter of 2014, adjusted by the pro forma adjustments. Any of those adjustments that are disallowed have been reflected in average assets, risk weighted assets, and total capital accordingly. The following information reflects the unaudited adjusted pro forma balances used for calculating pro forma regulatory capital ratios as of December 31, 2014.

	Risk Weighted Assets	Average Assets	Proforma Capital
SmartBank	$401,062	$511,885
Cornerstone Community Bank	309,805	407,172
Combined balances as of December 31, 2014	710,867	919,057	92,917
Pro forma adjustments affecting assets (% included with asset description denotes the risk weighted category applied):
Cash (0%)	—	5,936
Core Deposit Intangible (0%)	—	2,483
Loans, fair value adjustment (100%)	(4,011)	(4,011)
Bank premises and equipment, fair value adjustment (100%)	1,850	1,850
Other Real Estate, fair value adjustment (100%)	(1,237)	(1,237)
Deferred Tax Asset, fair value adjustment (100%)	957	957
Total adjusted pro forma assets	$708,426	$925,035
Pro forma adjustments affecting pro forma capital:
Disallowed goodwill adjustment			—
Disallowed core deposit intangible, net			(2,741)
Accumulated other comprehensive loss			(303)
Adjusted pro forma tier 1 capital			89,873
Pro forma tier 2 capital – allowed portion of allowance for loan and lease losses (limited to 1.25% of risk weighted assets plus allowable adjustments)			3,880
Adjusted pro forma total risk-based capital			$93,753

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
(all amounts are in thousands, except per share data, unless otherwise indicated)

Note 5 — Preliminary Unaudited Pro Form Regulatory Capital Ratios  – (continued)

The following information reflects the estimated unaudited pro forma regulatory capital ratios as of December 31, 2014 and compares those ratios with the regulatory capital ratios of SmartBank and Cornerstone that were reported as of December 31, 2014.

	Pro forma	SmartBank	Cornerstone Community Bank
Tier I Leverage Capital Ratio:
Adjusted pro forma tier 1 capital	$89,873
Total adjusted pro forma average assets	925,035
Pro forma tier 1 leverage ratio	9.72%	10.83%	9.38%
Tier 1 Risk-Based Capital Ratio:
Adjusted pro forma tier 1 capital	$89,873
Estimated pro forma risk-weighted assets	708,426
Pro forma tier 1 risk-based capital ratio	12.69%	13.83%	12.32%
Total Risk-Based Capital Ratio:
Adjusted pro forma total risk-based capital	$93,753
Estimated pro forma risk-weighted assets	708,426
Pro forma total risk based capital ratio	13.23%	14.73%	13.45%

UNAUDITED COMPARATIVE PER SHARE DATA

The following summary presents per share information from SmartFinancial and Cornerstone on a historical, unaudited pro forma combined per share basis as of and for and for the year ended December 31, 2014. The information presented below should be read together with: (i) SmartFinancial’s audited consolidated financial statements and accompanying notes for year ended December 31, 2014, which is included elsewhere in this joint proxy statement/prospectus; and (ii) Cornerstone’s audited consolidated financial statements and accompanying notes for the year ended December 31, 2014, which is included elsewhere in this joint proxy statement/prospectus.

The unaudited pro forma adjustments are based upon available information and certain assumptions that Cornerstone’s and SmartFinancial’s management believe are reasonable. The unaudited pro forma data, while helpful in illustrating the financial characteristics of the surviving corporation under one set of assumptions, do not reflect the impact of factors that may result as a consequence of the merger or consider any potential impacts of current market conditions of the merger on revenues, expense efficiencies, or asset dispositions, among other factors. As a result, unaudited pro forma data are presented for illustrative purposes only and do not represent an attempt to predict or suggest future results. Upon completion of the merger, the operating results of Cornerstone will be reflected in the consolidated financial statements of SmartFinancial on a prospective basis.

Unaudited Pro Forma Comparative Per Share Data
For the Year Ended December 31, 2014

	As of and for the Year Ended December 31, 2014
	SmartFinancial Historical	Cornerstone Historical	Pro Forma Combined
Earnings per common share:
Basic	$0.58	$0.01	$0.15
Diluted	0.52	0.01	0.14
Cash dividends per common share	—	—	—
Common equity per common share	14.80	3.88	3.49
Tangible common equity per share	14.71	3.88	3.37

MARKET VALUE OF COMMON STOCK AS OF
DECEMBER 5, 2014, THE LAST TRADING DAY PRIOR TO THE PUBLIC
ANNOUNCEMENT OF THE MERGER AGREEMENT

The following table presents the closing sale price of Cornerstone common stock on December 5, 2014, the last trading day before the date of the public announcement of the merger agreement. The table also presents the equivalent value of the merger consideration per share of SmartFinancial common stock on that date, calculated by multiplying the closing sale price of Cornerstone common stock on those dates by 4.20.

	As of December 5, 2014		Equivalent SmartFinancial per share value
Cornerstone common stock	$3.00	(1)	$12.60

(1)	Cornerstone common stock is quoted and traded on the Over-the-Counter Bulletin Board quotation system under the symbol “CSBQ.”

There is no established public trading market for SmartFinancial’s common stock. SmartFinancial’s shares are thinly traded in private transactions. A SmartFinancial shareholder who desires to sell his or her common stock must privately locate one or more willing buyers, and may ultimately be motivated to sell for reasons that are different from a seller of shares with an established public market. Accordingly, recent trades of SmartFinancial’s common stock are not necessarily indicative of the potential value of SmartFinancial’s common stock if it were actually traded in a public market. Furthermore, the price per share for trades among SmartFinancial’s shareholders are not necessarily reported to SmartFinancial’s management, and trades known to SmartFinancial management are not necessarily the only trades of SmartFinancial’s common stock. To the best knowledge of SmartFinancial’s management, the trade between shareholders occurring most closely in time to the announcement of the merger for which the price was known to SmartFinancial management was a trade of 1,400 shares at a price of $15.00 per share which occurred on or around May 2014.

RISK FACTORS

In addition to general investment risks and the other information contained in or incorporated by reference into this joint proxy statement/prospectus, including the matters addressed under the section “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risk factors in deciding how to vote on the proposals presented in this joint proxy statement/prospectus. You should also consider the other information in this joint proxy statement/prospectus and the other documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.”

RISKS RELATED TO THE MERGER

Cornerstone may not be able to raise capital required to complete the merger.

SmartFinancial and Cornerstone have determined that, in order to obtain regulatory approval for the merger, it will be necessary for Cornerstone to redeem its Series A preferred stock and to increase the surviving corporation’s capital levels. As a result, Cornerstone has begun a private offering to certain institutional and accredited investors, with such offering closing immediately prior to the closing of the merger. The goal of the private offering is to raise total proceeds to Cornerstone of $15 million, or $14.4 million in net proceeds after fees and expenses. Although SmartFinancial and Cornerstone discussed the proposed merger with regulators in advance, regulators may conclude that our efforts to raise additional capital have not been sufficient. Further, Cornerstone may be unable to raise sufficient capital in the offering. If Cornerstone fails to raise sufficient capital, the merger may be delayed or will not occur. The price at which shares of Cornerstone common stock will be offered to investors in the planned private offering could be below the public market price of Cornerstone’s common stock at that time. As a result, the book value per share of all outstanding common stock would be lower than it would have been if the stock were issued at a higher price per share. The price at which Cornerstone common stock will be offered to investors in the planned private offering could be above the public market price of Cornerstone’s stock at that time though, because of limited availability of shares in the public market. See “Proposal No. 1 — The Merger — Cornerstone Financing Transaction.”

The unaudited pro forma condensed combined financial statements included in this document are preliminary and based on assumptions that may not prove to be correct, and the actual financial condition and results of operations after the merger may differ materially.

The unaudited pro forma condensed combined financial statements in this document are presented for illustrative purposes only and are not necessarily indicative of what the surviving corporation’s actual financial condition or results of operations would have been had the merger been completed on the dates indicated. The unaudited pro forma condensed combined financial statements reflect adjustments, which are based upon assumptions and preliminary estimates, to record the Cornerstone identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The purchase price allocation reflected in this document is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Cornerstone as of the date of the completion of the merger. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this document.

The unaudited prospective financial information is based on assumptions and information available to Cornerstone and SmartFinancial, respectively, at the time they were prepared. We do not know whether such assumptions will prove correct, including any assumptions made in connection with the financing transaction. Any or all of such information may turn out to be wrong. Such information can be adversely affected by inaccurate assumptions or by known or unknown risks and uncertainties, many of which are beyond our control. Many factors mentioned in this joint proxy statement/prospectus, including the risks outlined in “ Risk Factors” and the events and/or circumstances described under “Cautionary Statement Regarding Forward-Looking Statements” will be important in determining Cornerstone’s, SmartFinancial’s and/or the surviving corporation’s future results. As a result of these contingencies, actual future results may vary materially from these estimates. In view of these uncertainties, the inclusion of certain unaudited prospective financial information in this joint proxy statement/prospectus is not and should not be viewed as a representation that the pro forma results will be achieved.

Because the market price of Cornerstone common stock will fluctuate, the value of the merger consideration to be received by SmartFinancial common shareholders is uncertain.

Upon completion of the merger, each share of SmartFinancial common stock (except for any dissenting shares and subject to the 4-to-1 reverse stock split) will be converted into 4.20 shares of Cornerstone common stock. The market value of the shares of Cornerstone common stock to be received as part of the merger consideration will vary from the closing price of Cornerstone common stock on the date Cornerstone and SmartFinancial announced the merger, on the date that this joint proxy statement/prospectus is mailed to SmartFinancial shareholders, on the date of the annual meetings of the SmartFinancial and the Cornerstone shareholders, and on the date the merger is completed and thereafter. Any change in the market price of Cornerstone common stock prior to the completion of the merger will affect the market value of the merger consideration that SmartFinancial shareholders will receive upon completion of the merger, and there will be no adjustment to the merger consideration for changes in the market price of either shares of Cornerstone common stock or shares of SmartFinancial common stock. Stock price changes may result from a variety of factors that are beyond the control of Cornerstone and SmartFinancial, including, but not limited to, general market and economic conditions, changes in our respective businesses, operations and prospects and regulatory considerations. Therefore, at the time of the SmartFinancial and the Cornerstone annual meetings you will not know the precise market value of the consideration SmartFinancial shareholders will receive at the effective time of the merger. You should obtain current market quotations for shares of Cornerstone common stock.

The market price of Cornerstone common stock after the merger may be affected by factors different from those affecting the shares of SmartFinancial or Cornerstone currently.

Upon completion of the merger, holders of SmartFinancial common stock will become holders of Cornerstone common stock. Cornerstone’s business differs in some respects from that of SmartFinancial, and, accordingly, the results of operations of the surviving corporation and the market price of the surviving corporation’s common stock after the completion of the merger may be affected by factors different from those currently affecting the independent results of operations of each of Cornerstone and SmartFinancial.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or that could have an adverse effect on the surviving corporation following the merger.

Before the merger may be completed, Cornerstone and SmartFinancial must obtain approvals from the Federal Reserve Board and the Tennessee Department of Financial Institutions. Other approvals, waivers or consents from regulators may also be required. In determining whether to grant these approvals the regulators consider a variety of factors, including the regulatory standing of each party. An adverse development in either party’s regulatory standing or these factors could result in an inability to obtain approval or delay its receipt. The regulators may impose conditions on the completion of the merger or require changes to the terms of the merger. Such conditions or changes could have the effect of delaying or preventing completion of the merger or imposing additional costs on or limiting the revenues of the surviving corporation following the merger, any of which might have an adverse effect on the surviving corporation following the merger. See “Proposal No. 1 — The Merger — Regulatory Matters.”

Combining the two companies may be more difficult, costly or time consuming than expected and the anticipated benefits and cost savings of the merger may not be realized.

The success of the merger, including anticipated benefits, will depend, in part, on management’s ability to successfully combine and integrate the businesses of Cornerstone and SmartFinancial in a manner that permits growth opportunities and does not materially disrupt the existing customer relations nor result in decreased revenues due to loss of customers. It is possible that the integration process could result in the loss of key employees, the disruption of either company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the surviving corporation’s ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the merger. The loss of key employees could adversely affect Cornerstone’s ability to successfully conduct its business, which could have an adverse effect on Cornerstone’s financial results and the value of its common stock. If Cornerstone experiences difficulties with the integration process, the anticipated benefits of the merger may not be realized fully or at all, or may take longer to realize than expected. As with any merger of financial institutions, there also may be business disruptions that cause Cornerstone and/or SmartFinancial to lose customers or cause customers to remove their accounts from Cornerstone and/or a SmartFinancial and move their business to competing financial institutions. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of Cornerstone and SmartFinancial during this transition period and for an undetermined period after completion of the merger on the surviving corporation.

The fairness opinions obtained by Cornerstone and SmartFinancial from their respective financial advisors will not reflect changes in circumstances between the date of the signing of the merger agreement and the completion of the merger.

Cornerstone has obtained a fairness opinion dated December 5, 2014 from Raymond James and SmartFinancial has obtained a fairness opinion dated December 5, 2014 from Hovde, and such opinions have not been updated as of the date of this document and will not be updated at the time of the completion of the merger. Changes in the operations and prospects of Cornerstone or SmartFinancial, general market and economic conditions and other factors that may be beyond the control of Cornerstone and SmartFinancial, and on which the fairness opinions were based, may alter the value of Cornerstone or SmartFinancial or the prices of shares of Cornerstone common stock or SmartFinancial common stock by the time the merger is completed. The fairness opinions do not address the fairness of the merger consideration, from a financial point of view, at the time the merger is completed or as of any other date than the date of the opinions. The fairness opinions that SmartFinancial and Cornerstone received from their respective financial advisors are attached as Appendix C and Appendix D to this joint proxy statement/prospectus. For a description of the opinions, see “Proposal No. 1 — The Merger — Opinion of Cornerstone’s Financial Advisor” and “Proposal No. 1 — The Merger — Opinion of SmartFinancial’s Financial Advisor.” For a description of the other factors considered by Cornerstone’s board of directors in determining to approve the merger, see “Proposal No. 1 — The Merger — Cornerstone’s Reasons for the Merger; Recommendation of Cornerstone’s Board of Directors.” For a description of the other factors considered by SmartFinancial’s board of directors in determining to approve the merger, see “Proposal No. 1 — The Merger — SmartFinancial’s Reasons for the Merger; Recommendation of SmartFinancial’s Board of Directors.”

Certain of SmartFinancial’s directors and executive officers have interests in the merger that differ from the interests of SmartFinancial’s shareholders.

Certain of SmartFinancial’s and SmartBank’s executive officers and directors have financial and other interests in the merger that are in addition to, or different from, their interests as SmartFinancial shareholders generally. SmartFinancial’s board of directors was aware of these interests and considered them, among other matters, in approving and adopting the merger agreement. Certain of SmartFinancial’s and SmartBank’s executive officers have entered into new employment agreements in connection with the merger agreement. These interests may create potential conflicts of interest and cause some of these persons to view the proposed transaction differently than SmartFinancial shareholders may view it. See “Proposal No. 1 — The Merger — Interests of Employees and Directors of SmartFinancial in the Merger” for information about these financial and other interests.

Certain of Cornerstone’s directors and executive officers have interests in the merger that differ from the interests of Cornerstone’s shareholders.

Certain of Cornerstone’s and Cornerstone Community Bank’s executive officers and directors have financial and other interests in the merger that are in addition to, or different from, their interests as Cornerstone shareholders generally. Cornerstone’s board of directors was aware of these interests and considered them, among other matters, in approving and adopting the merger agreement. Certain of Cornerstone’s and Cornerstone Community Bank’s executive officers have entered into new employment agreements which were executed and effective simultaneous with the merger agreement. These interests may create potential conflicts of interest and cause some of these persons to view the proposed transaction differently than Cornerstone shareholders may view it. See “Proposal No. 1 — The Merger — Interests of Employees and Directors of Cornerstone in the Merger” for information about these and other financial interests.

Termination of the merger agreement could negatively impact Cornerstone or SmartFinancial.

If the merger agreement is terminated, there may be various consequences. For example, Cornerstone’s or SmartFinancial’s businesses may have been impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger. Additionally, if the merger agreement is terminated, the market price of Cornerstone’s or SmartFinancial’s common stock could decline to the extent that the current market prices reflect a market assumption that the merger will be completed. If the merger agreement is terminated under certain circumstances, Cornerstone or SmartFinancial may be required to pay to the other party a termination fee of $1.2 million.

Cornerstone and SmartFinancial will be subject to business uncertainties and contractual restrictions on their respective operations while the merger is pending.

Both Cornerstone and SmartFinancial will be subject to business uncertainties and contractual restrictions on their respective operations while the merger is pending. For instance, uncertainty about the effect of the merger on employees and customers may have an adverse effect on Cornerstone or SmartFinancial. These uncertainties may impair Cornerstone’s or SmartFinancial’s ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with Cornerstone or SmartFinancial to seek to change existing business relationships with Cornerstone or SmartFinancial. Retention of certain employees by Cornerstone or SmartFinancial may be challenging while the merger is pending, as certain employees may experience uncertainty about their future roles with Cornerstone or SmartFinancial. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with Cornerstone or SmartFinancial, Cornerstone’s business or SmartFinancial’s business could be harmed. In addition, subject to certain exceptions, each of Cornerstone and SmartFinancial has agreed to operate its business in the ordinary course, and to comply with certain other operational restrictions, prior to closing. See “Proposal No. 1 — The Merger Agreement — Covenants and Agreements” for a description of the restrictive covenants applicable to Cornerstone and SmartFinancial.

The merger is subject to certain closing conditions that, if not satisfied or waived, will result in the merger not being completed, which may cause the price of Cornerstone common stock and the value of SmartFinancial common stock to decline.

The merger is subject to multiple conditions to closing, including the receipt of required regulatory approvals, the approval of Cornerstone shareholders of multiple amendments to the Cornerstone charter, the consent of the U.S. Treasury, as holder of the SmartFinancial SBLF stock, the completion by Cornerstone of the financing transaction, the redemption of Cornerstone’s Series A preferred stock, and the approval of the Cornerstone and SmartFinancial shareholders. If any condition to the merger is not satisfied or waived, to the extent permitted by law, the merger will not be completed or may be delayed. If Cornerstone and SmartFinancial do not complete the merger, the trading price of Cornerstone common stock may decline to the extent that the current prices reflect a market assumption that the merger will be completed. In addition, neither Cornerstone nor SmartFinancial would realize the expected benefits of having completed the merger and each of Cornerstone and SmartFinancial will have incurred substantial costs, but will lose some or all of the intended benefits of the merger. If the merger is not completed, additional risks could materialize, which could materially and adversely affect the business, financial condition and results of Cornerstone or SmartFinancial. For more information on closing conditions to the merger agreement, see “Proposal No. 1 — The Merger — Conditions to Consummation of the Merger.”

If the merger is not completed, Cornerstone and SmartFinancial will have incurred substantial expenses without realizing the expected benefits of the merger.

Each of Cornerstone and SmartFinancial has incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement, as well as the costs and expenses of filing, printing and mailing this joint proxy statement/prospectus and all filing and other fees paid to the SEC in connection with the merger. If the merger is not completed, Cornerstone and SmartFinancial would have to recognize these expenses without realizing the expected benefits of the merger.

The merger agreement limits Cornerstone’s and SmartFinancial’s ability to pursue acquisition proposals and requires each company to pay a termination fee of $1.2 million under certain circumstances relating to acquisition proposals. These and other provisions of the merger agreement, of Cornerstone’s and SmartFinancial’s charters and bylaws, and of Tennessee law may deter potential acquirers.

The merger agreement prohibits Cornerstone and SmartFinancial from soliciting, initiating, knowingly encouraging or knowingly facilitating certain third-party acquisition proposals. See “Proposal No. 1 — The Merger Agreement — Agreement Not to Solicit Other Offers.” The merger agreement also provides that Cornerstone or SmartFinancial must pay a termination fee in the amount of $1.2 million in the event that the merger agreement is terminated under certain circumstances, including, in certain circumstances, a termination resulting from such party’s failure to abide by certain obligations not to solicit acquisition proposals. See “Proposal No. 1 — The Merger Agreement — Termination Fee.” Further, the merger agreement also prohibits each of Cornerstone and SmartFinancial from waiving confidentiality and standstill provisions in its favor in existing agreements with third parties. These provisions may discourage or prohibit, as applicable, a potential competing acquirer that might have an interest in acquiring all or a significant part of Cornerstone or SmartFinancial from considering or proposing such an acquisition. These provisions and agreements, and other provisions of Cornerstone’s or SmartFinancial’s charter or bylaws or of the Tennessee Business Corporation Act, could make it more difficult for a third-party to acquire control of Cornerstone or SmartFinancial or may discourage a potential competing acquirer.

Holders of Cornerstone and SmartFinancial common stock will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

Holders of Cornerstone and SmartFinancial common stock currently have the right to vote in the election of the board of directors and on other matters affecting Cornerstone and SmartFinancial, respectively. Upon the completion of the merger, each SmartFinancial shareholder who receives shares of Cornerstone common stock will become a shareholder of the surviving corporation with a percentage ownership that is smaller than such shareholder’s percentage ownership of Cornerstone or SmartFinancial, as applicable. Assuming that the private offering component of the financing transaction is fully subscribed, it is currently expected that the former shareholders of SmartFinancial as a group will receive shares in the merger constituting approximately 56% of the outstanding shares of Cornerstone common stock immediately after the merger. As a result, current shareholders of Cornerstone as a group will own approximately 28% of the outstanding shares of Cornerstone common stock immediately after the merger and investors in the private offering component of the financing transaction will own approximately 16% of the outstanding shares of Cornerstone common stock. Because of this, SmartFinancial shareholders may have less influence on the management and policies of Cornerstone than they now have on the management and policies of SmartFinancial, and current Cornerstone shareholders may have less influence than they now have on the management and policies of Cornerstone.

An active trading market may not develop for the Cornerstone common stock after the merger.

Historically, there has been only limited trading activity in Cornerstone common stock. Cornerstone intends to apply for its common stock to be listed on the Nasdaq Capital Market in connection with the completion of the merger, but the listing application might not be successful. Even if the common stock is listed on the Nasdaq Capital Market, an active trading market might not develop. If an active market does not develop or is not sustained, the market price and liquidity of the common stock may be adversely affected.

Following the merger, the ability of the surviving corporation to pay dividends on its common and preferred stock will remain subject to restrictions.

Cornerstone paid cash dividends from December 2003 to June 2009 on its common stock. Beginning in 2010, Cornerstone has been restricted from paying dividends without permission from the Federal Reserve. There are a number of restrictions on its ability to pay dividends. It is the policy of the Federal Reserve that bank holding companies should pay cash dividends on common stock only out of income available over the past year and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividends that undermines the bank holding company’s ability to serve as a source of strength to its banking subsidiaries. If, following the merger, the surviving corporation fails to pay dividends on the Cornerstone SBLF stock, the surviving corporation will be prohibited from paying dividends on its common stock.

We expect that our principal source of funds to pay dividends on the surviving corporation’s common stock will be cash dividends received from bank subsidiaries, SmartBank and Cornerstone Community Bank. However, prior to the payment of dividends, Cornerstone must first obtain approval from the Federal Reserve. Cornerstone provides information to the Federal Reserve which includes an evaluation of asset quality, earnings quarter and year to date and liquidity.

The payment of dividends by the bank subsidiaries is subject to certain restrictions imposed by federal and state banking laws, regulations and authorities. The federal banking statutes prohibit federally insured banks from making any capital distributions (including a dividend payment) if, after making the distribution, the institution would be “under capitalized” as defined by statute. In addition, the relevant federal regulatory agencies have authority to prohibit an insured bank from engaging in an unsafe or unsound practice, as determined by the agency, in conducting an activity. The payment of dividends could be deemed to constitute such an unsafe or unsound practice, depending on the financial condition of the bank subsidiaries. Regulatory authorities could impose administratively stricter limitations on the ability of our bank subsidiaries to pay dividends to us if such limits were deemed appropriate to preserve certain capital adequacy requirements.

The terms of the Cornerstone SBLF stock will impose limits on the surviving corporation’s ability to pay dividends and repurchase shares of common stock. Under the terms of the Cornerstone SBLF stock, no repurchases may be effected, and no dividends may be declared or paid on preferred shares ranking pari passu with the Cornerstone SBLF stock, junior preferred shares, or other junior securities (including the common stock) during the current quarter and for the next three quarters following the failure to declare and pay dividends on the Cornerstone SBLF stock, except that, in any such quarter in which the dividend is paid, dividend payments on shares ranking pari passu may be paid to the extent necessary to avoid any resulting material covenant breach.

Under the terms of the Cornerstone SBLF stock, the surviving corporation may only declare and pay a dividend on the surviving corporation’s common stock or other stock junior to the Cornerstone SBLF stock, or repurchase shares of any such class or series of stock, if, after payment of such dividend, the dollar amount of the surviving corporation’s Tier 1 leverage ratio is at least 8%, excluding any subsequent net charge-offs and any redemption of the Cornerstone SBLF stock.

Failure to pay dividends on the Cornerstone SBLF stock may have negative consequences, including external involvement in our board of directors.

If full dividends have not been paid on the Cornerstone SBLF stock for five or more quarterly dividend periods, whether or not consecutive, the surviving corporation must invite a representative selected by the holder of the Cornerstone SBLF stock to attend all meetings of the surviving corporation’s board of directors in a nonvoting observer capacity. Any such representative would not be obligated to attend any board meeting to which he or she is invited, and this right will end when the surviving corporation has paid full dividends for at least four consecutive dividend periods.

The Cornerstone SBLF stock will impact net income available to our common shareholders and the surviving corporation’s earnings per share.

The dividends declared on the Cornerstone SBLF stock may reduce income available to common shareholders and the surviving corporation’s earnings per common share. The Cornerstone SBLF stock will also receive preferential treatment in the event of liquidation, dissolution or winding up of the surviving corporation. Furthermore, the dividend rate on the Cornerstone SBLF stock will increase from 1% to 9% in the first quarter of 2016.

Cornerstone has a significant deferred tax asset that might not be fully realized.

Cornerstone has net deferred tax assets of $1.8 million as of December 31, 2014. Cornerstone did not establish a valuation allowance against its net deferred tax assets as of December 31, 2013 or December 31,

2014 because Cornerstone believes that it is more likely than not that all of these assets will be realized. In evaluating the need for a valuation allowance, Cornerstone estimated future taxable income based on management-prepared forecasts. This process required significant judgment by management about matters that are by nature uncertain. If future events differ significantly from Cornerstone’s current forecasts, Cornerstone may need to establish a valuation allowance, which could have a material adverse effect on Cornerstone’s results of operations and financial condition. For further discussion of deferred tax assets, see “Note 8, Income Taxes” in the notes to Cornerstone’s consolidated financial statements.

RISKS RELATED TO CORNERSTONE’S BUSINESS

If our asset quality were to decline or if we experienced greater loan losses than anticipated, our earnings and overall financial condition would be adversely affected.

Our assets are primarily comprised of loans. The risk of credit losses on loans varies with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the value and marketability of the collateral for the loan. While the risk of nonpayment of loans is inherent in banking, in recent years we have experienced higher nonpayment levels than anticipated, which has had a significant adverse effect on our earnings and overall financial condition. We have taken actions to prevent future problems, including the creation of a special asset committee to develop and review action plans for minimizing loan losses and the dedication of resources to assist in the collection and recovery process. Cornerstone Community Bank has also established a loan review committee comprised of a majority of non-employee directors to periodically review Cornerstone Community Bank’s loan portfolio and identify and categorize problem credits. To minimize the likelihood of a substandard loan portfolio, we assess the credit worthiness of customers and perform collateral valuations. Management also maintains an allowance for loan losses based upon, among other things, historical experience and an evaluation of economic conditions and regular reviews of delinquencies and loan portfolio quality. Based upon such factors, management makes various assumptions and judgments about the ultimate collectability of the loan portfolio and provides an allowance for loan losses based upon a percentage of the outstanding balances and takes a charge against earnings with respect to specific loans when their ultimate collectability is considered questionable. If management’s assumptions and judgments prove to be incorrect and the allowance for loan losses is inadequate to absorb losses, or if regulatory authorities require us to increase our allowance for loan losses as a part of their examination process, additional provision expense would be incurred and our earnings and capital could be significantly and adversely affected. Moreover, additions to the allowance may be necessary based on changes in economic and real estate market conditions, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of management’s control. These additions may require increased provision expense which would negatively impact our results of operations.

We have high levels of foreclosed assets, primarily as a result of foreclosures.

We have continued to resolve non-performing real estate loans and as a result we continue to have high levels of foreclosed assets. Foreclosed real estate expense consists of three types of charges: maintenance costs, valuation adjustments due to new appraisal values and gains or losses on disposition. Although levels of foreclosed assets have decreased in 2014 compared to recent years and local real estate values have improved, these charges will likely continue to negatively affect our results of operations.

Liquidity needs could adversely affect our results of operations and financial condition.

We rely on dividends from Cornerstone Community Bank as our primary source of funds. However, in November 2009, following the conclusion of a joint examination of Cornerstone Community Bank by the FDIC and the Tennessee Department of Financial Institutions, the FDIC placed restrictions on Cornerstone Community Bank’s ability to pay cash dividends, requiring that Cornerstone Community Bank first obtain a non-objection from the FDIC. Furthermore, the majority of Cornerstone Community Bank’s funds are comprised of customer deposits and loan repayments. While scheduled loan repayments are a relatively stable source of funds, they are subject to the ability of borrowers to repay the loans. The repayment of loans can be adversely affected by a number of factors, including changes in economic conditions, adverse trends or events affecting business industry groups, reductions in real estate values or markets, business closings or lay-offs, inclement weather, natural disasters and international instability. Additionally, deposit levels may be affected by a number of factors, including rates paid by competitors, general interest rate levels, returns available to customers on alternative investments and general economic conditions. Accordingly, we currently are, and may from time to time in the future be, required to rely on secondary sources of liquidity to meet withdrawal demands or otherwise fund operations. Alternative sources include advances from the Federal Home Loan Bank and federal funds lines of credit from correspondent banks. These sources might not be sufficient to meet future liquidity demands. We may be required to slow or discontinue loan growth, capital expenditures or other investments or liquidate assets if these alternative sources are not adequate.

A failure in or breach of our operational or security systems or infrastructure, or those of our third party vendors and other service providers or other third parties, including as a result of cyber-attacks, could disrupt our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs, and cause losses.

We rely heavily on communications and information systems to conduct our business. Information security risks for financial institutions have generally increased in recent years. Our operating systems and infrastructure must continue to be protected. Our operating systems and facilities may stop operating properly or become disabled or damaged as a result of a number of factors, including electrical or telecommunication outages; natural disasters such as earthquakes, tornadoes, and floods; disease pandemics; events arising from local or larger scale political or social matters, including terrorist acts; and cyber-attacks.

Our technologies, systems and networks, those of third parties with whom we do business, and our customers’ devices may become the target of cyber-attacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss, or destruction of confidential information. As threats of cyber-attacks continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate information security vulnerabilities.

Any of these events could result in client attrition, regulatory fines, penalties or intervention, reputation damage, reimbursement or other compensation costs, and/or additional compliance costs, any of which could have a material effect on our results of operations or financial condition.

Competition from financial institutions and other financial service providers may adversely affect our profitability.

The banking business is highly competitive and we experience competition in each of our markets from many other financial institutions. We compete with other commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds, and other mutual funds, as well as other community banks and super-regional and national financial institutions that operate offices in our primary market areas and elsewhere.

Additionally, we face competition from de novo community banks, including those with senior management who were previously affiliated with other local or regional banks or those controlled by investor groups with strong local business and community ties. These de novo community banks may offer higher deposit rates or lower cost loans in an effort to attract our customers, and may attempt to hire our management and employees.

We compete with these other financial institutions both in attracting deposits and in making loans. In addition, we have to attract our customer base from other existing financial institutions and from new residents. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry.

Our success depends significantly upon economic conditions in the local markets where we operate.

Substantially all of our loan and deposit customers live, work and bank in the Chattanooga, Tennessee metropolitan statistical area. As a result, our success depends upon a sound local economy to provide opportunities for new business ventures, increased loan demand and the need for deposit services. Our profitability is impacted by these local factors as well as general economic conditions and interest rates. For example, our earnings may be negatively impacted by increases in unemployment rates or reductions in population, income levels, deposits and housing starts and home prices. In recent years, adverse economic conditions have inhibited our growth and diminished the ability of some of our customers to service their loan obligations. If economic conditions in our local markets deteriorate again, we could experience any of the following consequences, each of which could further adversely affect our business:

•	demand for our products and services could decline;
•	loan delinquencies could increase; and
•	nonperforming assets and foreclosures could increase.

A prolonged economic downturn could also negatively impact collateral values or cash flows of borrowing businesses, and as a result our primary source of repayment could be insufficient to service the debt. In addition, adverse consequences to us in the event of a prolonged economic downturn in our local markets could be compounded by the fact that many of our commercial and real estate loans are secured by real estate located in those market areas. Significant decline in real estate values in these market areas would mean that the collateral for many of our loans would provide less security. As a result, we would be more likely to suffer losses on defaulted loans because our ability to fully recover on defaulted loans by selling the real estate collateral would be diminished. Adverse economic conditions in our local markets, including sustained periods of increased payment delinquencies, foreclosures or losses in the State of Tennessee or the State of Georgia, could impair our ability to collect loans and could otherwise have a negative effect on our assets, revenues, results of operations and financial condition.

Cornerstone is required to obtain regulatory approval prior to the payment of dividends.

Cornerstone’s Series A preferred stock requires annual dividend payments that equal 10% of the original issue price of $25.00 per share. The dividends are scheduled to be paid at the end of each quarter. However, prior to the payment of the quarterly dividend Cornerstone must first obtain approval from the Federal Reserve. Cornerstone provides information to the Federal Reserve which includes an evaluation of asset quality, earnings quarter and year to date and liquidity. Prior approval would also be required before common stock dividends could be paid.

Negative developments in the financial services industry and U.S. and global capital and credit markets may lead to additional regulation and further deterioration of our results of operations and financial condition.

Negative developments in the capital and credit markets in recent years have resulted in uncertainty in the financial markets. Financial institutions across the United States, including Cornerstone Community Bank, have experienced deteriorating asset quality. Loan portfolios include impaired loans to businesses struggling to stay in operation or achieve adequate cash flow. Further, a decline in collateral values supporting these loans has also impacted the ability of a business or consumer to obtain loans or increased financial institutions’ losses in the event of foreclosure and liquidation. At the same time, financial institutions have become concerned about liquidity. This concern has increased the competition for deposits in our local market as well as wholesale funding options. These events have impacted our stock price, as well as the stock price of other bank holding companies. The potential impact of these events may be an expansion of existing or creation of new federal or state laws and regulations regarding lending and funding practices, liquidity standards and compliance issues. Continued negative developments below, as well as our ability to respond to these new operating and regulatory requirements, could further negatively impact our results of operations. The negative consequences could limit our ability to originate new loans or obtain adequate funding or increase costs associated with regulatory compliance. Ultimately, these changes could result in modifications to our existing or future strategic plans, capital requirements, compensation, financial performance and stock performance.

Recently enacted legislation might not stabilize the U.S. financial system.

The U.S. Congress enacted the Emergency Economic Stabilization Act of 2008 (“EESA”) in response to the impact of the volatility and disruption in the capital and credit markets on the financial sector. The Treasury and the federal banking regulators implemented a number of programs under this legislation to address these conditions and the asset quality, capital and liquidity issues they have caused for certain financial institutions and to improve the general availability of credit for consumers and businesses. In addition, the U.S. Congress enacted the American Recovery and Reinvestment Act of 2009 (“ARRA”) in an effort to save and create jobs, stimulate the U.S. economy and promote long-term growth and stability. The EESA and ARRA have been followed by numerous actions by the Federal Reserve, the U.S. Congress, the U.S. Treasury, the FDIC, the SEC and others to address the liquidity and credit crisis that followed the sub-prime meltdown. These measures include homeowner relief that encourages loan restructuring and modification; the establishment of significant liquidity and credit facilities for financial institutions and investment banks; the lowering of the federal funds rate; emergency action against short selling practices; a temporary guaranty program for money market funds; the establishment of a commercial paper funding facility to provide back-stop liquidity to commercial paper issuers; and coordinated international efforts to address illiquidity and other weaknesses in the banking sector. The purpose of these legislative and regulatory actions is to stabilize the U.S. financial system. The Temporary Liquidity Guarantee Program, the EESA, the ARRA and the other regulatory initiatives described above may not have their desired effects. If the volatility in the markets continues and economic conditions fail to improve or worsen, our business, financial condition, results of operations and/or access to credit, as well as the trading price of our common stock, could be materially and adversely affected.

Our loan portfolio includes residential construction and land development loans, which have a greater credit risk than residential mortgage loans.

We engage in residential construction and land development loans to developers. This type of lending is generally considered to have more complex credit risks than traditional single-family residential lending because the principal is concentrated in a limited number of loans with repayment dependent on the successful operation of the related real estate project. Consequently, these loans are more sensitive to the current adverse conditions in the real estate market and the general economy. These loans are generally less predictable and more difficult to evaluate and monitor and collateral may be difficult to dispose of in a market decline. Furthermore, during adverse general economic conditions, which were experienced in residential real estate construction nationwide, borrowers involved in the residential real estate construction and development business suffer above normal financial strain. As the residential real estate development and construction market in our markets previously deteriorated, our borrowers in this segment experienced difficulty repaying their obligations to us. If additional charge-offs or foreclosures relating to these loans are necessary in the future, our results of operations would be negatively impacted. Additionally, to the extent repayment is dependent upon the sale of newly constructed homes or lots, such sales are likely to be at lower prices or at a slower rate than was expected when the loan was made, which may result in such loans being placed on non-accrual status and subject to higher loss estimates even if the borrower keeps interest payments current. These adverse economic and real estate market conditions may lead to further increases in non-performing loans and other real estate owned, increased charge-offs from the disposition of non-performing assets, and increases in provision for loan losses, all of which would negatively impact our financial condition and results of operations.

Changes in interest rates could adversely affect our results of operations and financial condition.

Changes in interest rates may affect our level of interest income, the primary component of our gross revenue, as well as the level of our interest expense. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and the policies of various governmental and regulatory authorities. Accordingly, changes in interest rates could decrease our net interest income. Changes in the level of interest rates also may negatively affect our ability to originate real estate loans, the value of our assets and the ability to realize gains from the sale of our assets, all of which ultimately affects earnings. Economic events prompted the Federal Reserve, beginning in September 2007, to reduce its federal funds rate. Due to the rapid decline in interest rates, we were unable to recalibrate our liabilities at the same rate at which loan rates declined. As a result, the net interest margin was impacted negatively during 2009. If the Federal Reserve’s federal funds rate remains at extremely low levels or does not increase above our interest rate floors, our funding costs may increase which will negatively impact the net interest margin and our financial performance.

We may require additional capital which may not be able to be obtained or, if obtained, may cause significant dilution to current shareholders.

We may require capital from sources other than earnings generation. Such other sources may include an offering of equity-based securities in the private offering component of the financing transaction, which could significantly dilute your investment. We may need to pursue additional sources of capital, which may include additional equity investments, additional offerings of equity-based securities, borrowed funds or any combination of these sources. Our ability to access these alternative capital sources may be limited to the condition of the capital markets. Therefore, we may have difficulty rebuilding Cornerstone Community Bank’s capital reserves and we may provide new investors in the future certain rights, preferences and privileges senior to our current shareholders which may adversely impact our current shareholders.

Recently enacted legislation could have a negative impact on our business.

The impact of the Dodd-Frank Act on the financial services industry will be broad, with enhanced regulatory oversight and compliance, including, among other things, (i) enhanced resolution authority of troubled and failing banks and their holding companies; (ii) increased capital and liquidity requirements; (iii) increased regulatory examination fees; (iv) changes to assessments to be paid to the FDIC for federal deposit insurance; and (v) numerous other provisions designed to improve supervision and oversight of, and strengthening safety and soundness for, the financial services sector. In addition, the Dodd-Frank Act established a new framework for systemic risk and oversight in the industry which has resulted and will continue to result in sweeping changes in the regulation of financial institutions aimed at strengthening safety and soundness for the financial services sector.

We expect that many of the requirements called for in the Dodd-Frank Act will be implemented over time, and most will be subject to implementing regulations over the course of several years. Given the uncertainty associated with the manner in which the provisions of the Dodd-Frank Act will be implemented by the various regulatory agencies and through regulations, the full extent of the impact such requirements will have on financial institutions’ operations is unclear. The changes resulting from the Dodd-Frank Act may impact the profitability of our business activities, require changes to certain of our business practices, impose upon us more stringent capital, liquidity and leverage ratio requirements or otherwise adversely affect our business. These changes may also require us to invest significant management attention and resources to evaluate and make necessary changes in order to comply with new statutory and regulatory requirements.

We are subject to federal and state regulations that may negatively impact our operations and financial performance.

We operate in a highly regulated industry and are subject to examination, supervision and comprehensive regulation by various federal and state agencies, including the Federal Reserve, the FDIC and the Tennessee Department of Financial Institutions. Many of the banking regulations we are governed by are intended to protect depositors, the public or the insurance funds maintained by the FDIC, not shareholders. Compliance with the numerous banking regulations is costly and requires investment in human and information technology resources. Certain of our activities, such as the payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits and locations of offices, are impacted by these regulations. We are also subject to capitalization guidelines established by banking authorities, which require us to maintain adequate capital to support our growth. To be categorized as “well capitalized,” an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios.

The laws and regulations applicable to the banking industry are subject to change at any time. We cannot predict the events that will result in regulatory changes nor their impact on the banking industry in general and us in particular. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, the cost of compliance could adversely affect our ability to operate profitably.

The Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated by the Commission have increased the scope, complexity and cost of corporate governance, reporting and disclosure practices. These regulations are applicable to us. We have experienced, and may continue to experience, increasing compliance costs as a result of the Sarbanes-Oxley Act. These necessary costs are proportionately higher for a company of our size and will affect our profitability more than that of some of our larger competitors.

U.S. banking agencies have finalized revisions to their risk-based and leverage capital requirements consistent with agreements reached by the Basel Committee on Banking Supervision (Basel III). The final rules establish tougher capital standards through more restrictive capital definitions, higher risk-weighted assets, additional capital buffers, and higher requirements for minimum capital ratios. These reforms could have a material negative impact on the profitability and returns on equity of U.S. banks, including Cornerstone Community Bank. For a further discussion of the regulatory risks applicable to Cornerstone Community Bank, see “Regulatory Matters Applicable to Cornerstone and SmartFinancial.”

We rely heavily on the services of key personnel and the unexpected loss of any of those personnel could adversely affect our operations.

We are dependent on certain key officers who have important customer relationships or are instrumental to our lending, depository and bank operations. We believe that our future results will also depend upon our ability to attract and retain highly skilled and qualified personnel.

We are subject to Tennessee’s anti-takeover statutes and certain charter provisions that could decrease our chances of being acquired even if the acquisition is in the best interest of our shareholders.

As a Tennessee corporation, we are subject to various legislative acts that impose restrictions on and require compliance with procedures designed to protect shareholders against unfair or coercive mergers and acquisitions. These statutes may delay or prevent offers to acquire us and increase the difficulty of consummating any such offers, even if the acquisition would be in our shareholders’ best interests. Our amended and restated charter also contains provisions which may make it difficult for another entity to acquire us without the approval of a majority of the disinterested directors on our board of directors. Secondly, the amount of common stock owned by, and other compensation arrangements with, certain of our officers and directors may make it more difficult to obtain shareholder approval of potential takeovers that they oppose. Agreements with our senior management also provide for significant payments under certain circumstances following a change in control or termination of employment. These compensation arrangements, together with the common stock and option ownership of our board of directors and management, could make it difficult or expensive to obtain majority support for shareholder proposals or potential acquisition proposals that the board of directors and officers oppose.

The success and growth of our operations will depend on our ability to adapt to technological changes.

The banking industry and the ability to deliver financial services is becoming more dependent on technological advancement, such as the ability to process loan applications over the internet, accept electronic signatures, provide process status updates instantly, reliable on-line banking capabilities and other customer expected conveniences that are cost efficient to our business processes. As these technologies are improved in the future, we may, in order to remain competitive, be required to make significant capital expenditures.

If we engage in business combination transactions, we may face risks associated with integration of operations or undiscovered losses or other problems.

Such negotiated acquisitions will be accompanied by the risks commonly encountered in acquisitions, including, among other things:

•	credit risk associated with the other bank’s loans and leases and investments;
•	difficulty of integrating operations and personnel;
•	potential disruption of our ongoing business; and
•	potential loss of key employees, customers and deposits of the other bank.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this joint proxy statement/prospectus that are not statements of historical fact constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements may relate to, among other matters, the financial condition, results of operations, plans, objectives, future performance, and business of each of Cornerstone and SmartFinancial, as well as certain information relating to the merger. Forward-looking statements are based on many assumptions and estimates and are not guarantees of future performance. The actual results may differ materially from those anticipated in any forward-looking statements, as they will depend on many factors about which Cornerstone and SmartFinancial are unsure, including many factors that are beyond their control. The words “may,” “would,” “could,” “should,” “will,” “expect,” “anticipate,” “predict,” “project,” “potential,” “continue,” “contemplate,” “seek,” “assume,” “believe,” “intend,” “plan,” “forecast,” “goal,” and “estimate,” as well as similar expressions, are meant to identify such forward-looking statements. Potential risks and uncertainties that could cause actual results to differ materially from those anticipated in our forward-looking statements include, but are not limited to, those described under the “Risk Factors” section of this joint proxy statement/prospectus:

In addition to factors previously disclosed in Cornerstone’s reports filed with the SEC, the following factors, among others, could cause actual results to differ materially from forward-looking statements:

•	ability to obtain regulatory approvals and meet other closing conditions to the merger;
•	ability to complete the financing transaction and the amount raised;
•	delay in closing the merger;
•	difficulties and delays in integrating the merging businesses or fully realizing cost savings and other benefits;
•	business disruption, including diversion of management time, following the merger and related transactions;
•	inability to achieve the benefits expected from the merger;
•	changes in businesses or prospects of Cornerstone or SmartFinancial before the merger is completed;
•	changes in Cornerstone’s stock price before closing, including as a result of the financial performance of SmartFinancial prior to closing;
•	the possibility that asset quality would decline or that we experience greater loan losses than anticipated;
•	high levels of other real estate, primarily as a result of foreclosures;
•	the impact of liquidity needs on results of operations and financial condition;
•	a breach of operational or security systems;
•	ability to adapt to technological changes;
•	competition from financial institutions and other financial service providers;
•	economic conditions in the local markets where we operate;
•	the impact of obtaining regulatory approval prior to the payment of dividends;
•	the impact of negative developments in the financial industry and U.S. and global capital and credit markets;
•	the impact of recently enacted legislation;
•	the relatively greater credit risk of residential construction and land development loans;
•	adverse impact on operations and financial condition of changes in interest rates;

•	ability to obtain additional capital and, if obtained, the possible significant dilution to current shareholders;
•	the impact of federal and state regulations on operations and financial performance;
•	whether a significant deferred tax asset can be fully realized;
•	ability to retain the services of key personnel;
•	impact of Tennessee’s anti-takeover statutes and certain charter and bylaw provisions on potential acquisitions; and
•	the impact of business combinations.

Because of these and other risks and uncertainties, Cornerstone’s, SmartFinancial’s or the surviving corporation’s actual future results may be materially different from the results indicated by any forward-looking statements. In addition, Cornerstone’s and SmartFinancial’s past results of operations do not necessarily indicate their future results. Therefore, both companies caution you not to place undue reliance on their forward-looking information and statements. Both companies undertake no obligation to update or otherwise revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

All forward-looking statements in this joint proxy statement/prospectus are based on information available to Cornerstone and SmartFinancial as of the date of this joint proxy statement/prospectus. Although both companies believe that the expectations reflected in our forward-looking statements are reasonable, neither Cornerstone nor SmartFinancial can guarantee you that these expectations will be achieved. Both companies undertake no obligation to publicly update or otherwise revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

THE CORNERSTONE ANNUAL MEETING

General

This joint proxy statement/prospectus is being furnished to the shareholders of Cornerstone in connection with the solicitation of proxies by the board of directors of Cornerstone from holders of the outstanding shares of Cornerstone’s common stock and Series A preferred stock for use at the annual meeting of the shareholders.

Meeting Date, Time and Place; Record Date

The Cornerstone annual meeting will be held at the EPB Building, 7th Floor Auditorium, 10 W. Martin Luther King, Jr. Blvd, Chattanooga, Tennessee, on [•], 2015, beginning at [•] p.m. local time, and at any adjournment or postponement thereof. In order to obtain directions to attend the annual meeting, contact Nathaniel F. Hughes at (423) 385-3009.

The board has fixed the close of business on [•] as the record date for the determination of shareholders entitled to notice of, and to vote at, the annual meeting.

Matters to be Considered

Proxies for the annual meeting are hereby being solicited on behalf of Cornerstone. In connection with the solicitation of proxies, the board has designated Mr. Nathaniel F. Hughes and Doyce G. Payne, M.D. as proxies. Shares represented by all properly executed proxy cards received in time for the meeting (the “proxy shares”) will be voted at the annual meeting in accordance with the directions on such proxies. If no directions are specified, the proxy shares will be voted (i) “FOR” the approval of the merger proposal, (ii) “FOR” the authorized stock amendment proposal, (iii) “FOR” the reverse stock split proposal, (iv) “FOR” the amendment and restatement proposal, (v) “FOR” the stock plan proposal, (vi) “FOR” the election of the nine persons specified as nominees for directors of Cornerstone, (vii) “FOR” the compensation plan proposal, (viii) “FOR” the ratification of the Audit Committee’s appointment of Mauldin & Jenkins, LLC as Cornerstone’s independent registered public accounting firm for the fiscal year ending December 31, 2015, (ix) “FOR” adjournment, in accordance with the recommendations of the board in connection with the transaction of such other business as may properly come before the annual meeting, and (x) “FOR” the Series A redemption amendment proposal. The board knows of no other business that will be presented for consideration at the annual meeting other than the matters described in this proxy statement. Should any director nominee named herein become unable or unwilling to serve if elected, it is intended that the proxy shares will be voted for the election, in his or her stead, of such other person as the board may recommend.

The proxy is revocable by you by providing written notice to the President of Cornerstone at any time prior to the exercise of the authority granted thereby or by attending the annual meeting and electing to vote in person.

This proxy statement is dated [•], 2015 and it and the accompanying notice and form of proxy are first being mailed to the Shareholders on or about [•], 2015.

Vote Required

As of the record date there were approximately 6,637,941 outstanding shares of Cornerstone common stock, each of which is entitled to one vote at the Cornerstone annual shareholders’ meeting. On that date, the directors and executive officers of Cornerstone beneficially owned a total of approximately 23.56% of the outstanding shares of Cornerstone common stock. As of the record date there were approximately 600,000 outstanding shares of Cornerstone Series A preferred stock, each of which is entitled to one vote at the Cornerstone annual shareholders’ meeting on the Series A redemption amendment proposal. On that date, the directors and executive officers of Cornerstone beneficially owned a total of approximately 4.65% of the outstanding shares of Cornerstone Series A preferred stock. Each of Cornerstone’s directors and executive officers has agreed, subject to several conditions, to vote his or her shares of Cornerstone common stock in favor of the merger proposal, the authorized stock amendment proposal, the reverse stock split amendment proposal, the amendment and restatement proposal and the Series A redemption amendment proposal. The presence in person or by proxy of the holders of a majority of the shares of common stock will constitute a quorum for the transaction of business at the annual meeting. Votes cast by proxy or in person at the annual meeting will be counted by the person appointed by Cornerstone to act as election inspector for the meeting. The election inspector will treat shares subject to proxies that reflect abstentions as shares that are present for purposes of determining the presence of a quorum. Abstentions will not be counted as votes for or against any proposal. In those instances where shares are held by brokers who are prohibited from exercising discretionary authority for beneficial owners who have not given voting instructions (“broker non-votes”), those shares will be counted as present for quorum purposes. Broker non-votes will not be counted as votes for or against any proposal.

Approval of the merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Cornerstone common stock. Approval of the authorized stock amendment proposal, the reverse stock split amendment proposal, the amendment and restatement proposal also require the affirmative vote of the holders of a majority of the outstanding shares of common stock. The stock plan proposal, the compensation proposal, the ratification of the independent accounting firm and authorization to adjourn will require the affirmative vote of a majority of shares of Cornerstone common stock present in person or by proxy at the annual shareholders’ meeting. Approval of the Series A redemption amendment proposal will require the affirmative vote of a majority of the outstanding shares of Series A preferred stock. The Cornerstone directors will be elected by a plurality of the shares of common stock voted on the matter at the annual shareholders’ meeting.

Voting of Proxies

Shares of common stock and Series A preferred stock represented by properly executed proxies received at or prior to the Cornerstone annual shareholders’ meeting will be voted at the Cornerstone annual shareholders’ meeting in the manner specified by the holders of such shares. Properly executed proxies that do not contain voting instructions will be voted “FOR” the approval of the authorized stock amendment proposal; “FOR” the approval of the reverse stock split amendment proposal; “FOR” the approval of the amendment and restatement proposal; “FOR” the approval of the stock plan proposal; “FOR” the approval of the compensation proposal; “FOR” the election of the individuals nominated to serve as members of the board of directors; “FOR” the ratification of the appointment of Mauldin & Jenkins, LLC by the audit committee to serve as Cornerstone’s independent accounting firm for the fiscal year ending December 31, 2015; “FOR” the proposal to authorize Cornerstone’s board of directors to adjourn the annual meeting to allow time for further solicitation of proxies in the event there are insufficient votes to approve the merger agreement; and “FOR” the Series A redemption amendment proposal.

Any record holder of shares of common stock present in person or by proxy at the annual shareholders’ meeting who abstains from voting will be counted for purposes of determining whether a quorum exists.

Because approval of the merger proposal and the proposals relating to the amending of Cornerstone’s charter require the affirmative vote of the holders of a majority of the outstanding shares of common stock, and approval of the Series A amendment proposal requires the affirmative vote of a majority of the outstanding shares of Series A preferred stock, abstentions will have the same effect as negative votes on these proposals. Accordingly, Cornerstone’s board of directors urges its shareholders to complete, date, and sign the accompanying proxy form and return it promptly.

Revocability of Proxies

If you are a record shareholder, the grant of a proxy on the enclosed proxy card does not preclude you from voting in person or otherwise revoking your proxy. If you are a record shareholder, you may revoke a proxy at any time prior to its exercise by delivering to the President and Chief Executive Officer of Cornerstone either a duly executed revocation or a proxy bearing a later date. In addition, if you are a record shareholder, you may revoke a proxy prior to its exercise by voting in person at the annual shareholders’ meeting. All written notices of revocation should be addressed to Cornerstone Bancshares, Inc., 835 Georgia Avenue, Chattanooga, Tennessee 37402; Attention: Nathaniel F. Hughes. Attendance at the annual shareholders’ meeting will not in and of itself constitute revocation of a proxy.

Solicitation of Proxies

Cornerstone is soliciting proxies from holders of Cornerstone common stock and Series A preferred stock in conjunction with the annual shareholders’ meeting. Cornerstone will pay all of the costs of soliciting proxies in connection with the annual shareholders’ meeting and one-half of the costs of printing this joint proxy statement/prospectus. Solicitation of proxies may be made in person or by mail, telephone, or facsimile, or other form of communication by directors, officers, and employees of Cornerstone who will not be specially compensated for such solicitation.

Recommendation of the Board of Directors

Cornerstone’s board of directors has determined that the merger proposal is advisable and in the best interests of Cornerstone and its shareholders and has unanimously approved the merger agreement. Cornerstone’s board of directors unanimously recommends that Cornerstone shareholders vote “FOR” the approval of the merger proposal; “FOR” the approval of the authorized stock amendment proposal; “FOR” the approval of the reverse stock split amendment proposal; “FOR” the approval of the amendment and restatement proposal; “FOR” the approval of the stock plan proposal; “FOR” the approval of the compensation proposal; “FOR” the election of the individuals nominated to serve as members of the board of directors; “FOR” the ratification of the appointment of Mauldin & Jenkins, LLC by the audit committee to serve as Cornerstone’s independent accounting firm for the fiscal year ending December 31, 2015; “FOR” the proposal to authorize Cornerstone’s board of directors to adjourn the annual meeting to allow time for further solicitation of proxies in the event there are insufficient votes to approve the merger agreement; and “FOR” the Series A redemption amendment proposal.

In the course of reaching its decision to adopt the merger agreement and the transactions contemplated in the merger agreement and the foregoing proposals, Cornerstone’s board of directors, among other things, consulted with its financial advisor, Raymond James, as to the fairness, from a financial point of view, of the exchange ratio. For a discussion of the factors considered by Cornerstone’s board of directors in reaching its conclusion, see “Proposal No. 1 — The Merger — Background of the Merger” and “Proposal No. 1 — The Merger  — Cornerstone’s Reasons for the Merger; Recommendation of the Cornerstone Board of Directors.”

Cornerstone shareholders should note that Cornerstone’s directors have certain interests in, and may derive benefits as a result of, the merger that are in addition to their interests as shareholders of Cornerstone. See “Proposal No. 1 — The Merger — Interests of Employees and Directors of Cornerstone in the Merger.”

Dissenters’ Rights

Tennessee law permits holders of Cornerstone’s common stock to dissent from the merger proposal and holders of Cornerstone’s Series A preferred stock to dissent from the Series A redemption amendment proposal to allow early redemption of the Series A preferred stock, and to receive the fair value of their shares in cash. To dissent, a shareholder is subject to a number of restrictions and technical requirements, including filing certain notices with Cornerstone and not voting his or her shares in favor of the merger proposal or the Series A redemption amendment proposal, as the case may be.

Any holder of Cornerstone common stock or Series A preferred stock who wishes to exercise dissenters’ rights, or who wishes to preserve his or her right to do so, should carefully review Chapter 23 of the Tennessee Business Corporation Act, a copy of which is attached as Appendix B to this proxy statement/prospectus, and the section entitled “Proposal No. 1 — The Merger — Dissenters’ Rights.”

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON [•], 2015: This Proxy Statement and Cornerstone’s 2014 Annual Report to Shareholders are available at www.cscbank.com in the Investor Relations area.

THE SMARTFINANCIAL ANNUAL MEETING

General

With respect to SmartFinancial shareholders, this document constitutes a proxy statement of SmartFinancial in connection with its solicitation of proxies from its shareholders for the vote on the merger agreement and on the authorization to adjourn the annual shareholders’ meeting, as well as a prospectus of Cornerstone in connection with its issuance of shares of Cornerstone common stock and the Cornerstone SBLF stock as part of the merger consideration. The joint proxy statement/prospectus is being mailed to SmartFinancial shareholders of record on or about [•], 2015, together with the notice of the annual shareholders’ meeting and a proxy solicited by SmartFinancial’s board of directors for use at the annual shareholders’ meeting and at any adjournments or postponements of the annual shareholders’ meeting.

Meeting Date, Time, and Place; Record Date

The SmartFinancial annual shareholders’ meeting will be held at Walters State Community College, 1720 Old Newport Hwy, Sevierville, Tennessee 37876 at [•] p.m., local time, on [•], 2015. Only holders of SmartFinancial common stock of record at the close of business on [•], 2015, will be entitled to receive notice of and to vote at the annual shareholders’ meeting. As of the record date, there were 2,965,783 shares of SmartFinancial common stock outstanding and entitled to vote, with each such share entitled to one vote, and 12,000 shares of the SmartFinancial SBLF stock outstanding held by the U.S. Treasury.

Matters to be Considered

At the SmartFinancial annual shareholders’ meeting, holders of SmartFinancial common stock will be asked to approve the merger agreement. SmartFinancial will also seek the written consent of the holder of the SmartFinancial SBLF stock for the merger. As a result, SmartFinancial does not expect the holder of the SmartFinancial SBLF stock to attend the SmartFinancial annual meeting. SmartFinancial common stockholders will also be asked to elect seven members of SmartFinancial’s board of directors to hold office until (i) the consummation of the merger (at which time the current members of the SmartFinancial board of directors will become directors of the surviving corporation’s board); or (ii) in the event that the merger is not consummated, the 2016 annual meeting of SmartFinancial shareholders.

SmartFinancial common shareholders will also be asked to ratify the appointment of Mauldin & Jenkins, LLC by the audit committee to serve as SmartFinancial’s independent accounting firm for the fiscal year ending December 31, 2015, in the event the merger is not consummated. Holders of common stock will also be asked to consider a proposal to allow SmartFinancial’s board of directors to adjourn the annual shareholders’ meeting to allow time for further solicitation of proxies in the event that there are insufficient votes present at the meeting, in person or by proxy, to approve the merger agreement. Finally, the SmartFinancial common stockholders may also be asked to consider any other business that properly comes before the SmartFinancial annual shareholders’ meeting.

Each copy of this joint proxy statement/prospectus mailed to SmartFinancial shareholders is accompanied by a proxy form for use at the annual shareholders’ meeting.

Vote Required

Approval of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of SmartFinancial common stock entitled to vote at the SmartFinancial annual shareholders’ meeting. The written consent of the holder of the SmartFinancial SBLF stock is required for completion of the merger. The SmartFinancial directors are elected by a plurality of the common stock present in person or by proxy and entitled to vote on the matter at the annual shareholders’ meeting. Approval of the proposal to ratify the independent accounting firm and to authorize adjournment requires the affirmative vote of a majority of shares of SmartFinancial common stock present in person or by proxy and entitled to vote on the matter at the annual shareholders’ meeting.

As of the record date, there were approximately 2,965,783 outstanding shares of SmartFinancial common stock, each of which is entitled to one vote at the SmartFinancial annual shareholders’ meeting. On that date, the directors and executive officers of SmartFinancial beneficially owned a total of approximately 34.31% of the outstanding shares of SmartFinancial common stock. Each of SmartFinancial’s directors and executive officers has agreed, subject to several conditions, to vote his or her shares of SmartFinancial common stock in favor of the merger agreement. The presence, in person or by proxy, of shares of SmartFinancial common stock representing a majority of SmartFinancial’s outstanding shares entitled to vote at the SmartFinancial annual shareholders’ meeting is necessary in order for there to be a quorum at the SmartFinancial annual shareholders’ meeting. A quorum must be present in order for the vote on the merger agreement proposal or the proposal to authorize adjournment to occur. However, if there is no quorum, then the SmartFinancial annual shareholders’ meeting can be postponed or adjourned until such time as a quorum can be obtained.

Voting of Proxies

Shares of common stock represented by properly executed proxies received at or prior to the SmartFinancial annual shareholders’ meeting will be voted at the SmartFinancial annual shareholders’ meeting in the manner specified by the holders of such shares. Properly executed proxies that do not contain voting instructions will be voted “FOR” approval of the merger agreement, “FOR” the election of the individuals nominated to serve as members of the board of directors, “FOR” the ratification of Mauldin & Jenkins, LLC to serve as SmartFinancial’s independent accounting firm, and “FOR” the proposal to authorize adjournment.

Any record shareholder present in person or by proxy at the annual shareholders’ meeting who abstains from voting will be counted for purposes of determining whether a quorum exists.

Because approval of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of SmartFinancial common stock entitled to vote at the annual shareholders’ meeting, abstentions will have the same effect as negative votes on this proposal. Accordingly, SmartFinancial’s board of directors urges its shareholders to complete, date, and sign the accompanying proxy form and return it promptly in the enclosed, postage-paid envelope. SmartFinancial will seek the written consent of the holder of the SmartFinancial SBLF stock for the merger. As a result, SmartFinancial does not expect the holder of the SmartFinancial SBLF stock to attend the SmartFinancial annual meeting.

Revocability of Proxies

If you are a record shareholder, the grant of a proxy on the enclosed proxy card does not preclude you from voting in person or otherwise revoking your proxy. If you are a record shareholder, you may revoke a proxy at any time prior to its exercise by delivering to the President and Chief Executive Officer of SmartFinancial either a duly executed revocation or a proxy bearing a later date. In addition, if you are a record shareholder, you may revoke a proxy prior to its exercise by voting in person at the annual shareholders’ meeting. All written notices of revocation should be addressed to SmartBank, 2430 Teaster Lane, Suite 205, Pigeon Forge, Tennessee 37868; Attention: President and Chief Executive Officer. Attendance at the annual shareholders’ meeting will not in and of itself constitute revocation of a proxy.

Solicitation of Proxies

SmartFinancial is soliciting proxies from holders of SmartFinancial common stock in conjunction with the annual shareholders’ meeting. SmartFinancial will pay all of the costs of soliciting proxies in connection with the annual shareholders’ meeting and one-half of the costs of printing this joint proxy statement/prospectus. Solicitation of proxies may be made in person or by mail, telephone, or facsimile, or other form of communication by directors, officers, and employees of SmartFinancial who will not be specially compensated for such solicitation.

Recommendation of the Boards of Directors

SmartFinancial’s board of directors has determined that the merger agreement and the transactions contemplated thereby are in the best interests of SmartFinancial and its shareholders. The board of directors of SmartFinancial recommends that SmartFinancial shareholders vote “FOR” the merger agreement proposal, “FOR” the election of the individuals nominated to serve as members of the board of directors, “FOR” the ratification of Mauldin & Jenkins, LLC to serve as SmartFinancial’s independent accounting firm, and “FOR” the proposal to authorize adjournment.

In the course of reaching its decision to adopt the merger agreement and the transactions contemplated in the merger agreement, SmartFinancial’s board of directors, among other things, consulted with its financial advisor, Hovde, as to the fairness, from a financial point of view, of the consideration to be received by the holders of SmartFinancial common stock in the merger. For a discussion of the factors considered by SmartFinancial’s board of directors in reaching its conclusion, see “Proposal No. 1 — The Merger — Background of the Merger” and “Proposal No. 1 — The Merger — SmartFinancial’s Reasons for the Merger; Recommendation of the SmartFinancial Board of Directors.”

SmartFinancial shareholders should note that SmartFinancial’s directors have certain interests in, and may derive benefits as a result of, the merger that are in addition to their interests as shareholders of SmartFinancial. See “Proposal No. 1 — The Merger — Interests of Employees and Directors of SmartFinancial in the Merger.”

CORNERSTONE AND SMARTFINANCIAL
PROPOSAL NO. 1 — THE MERGER

The following information describes the material aspects of the merger. A copy of the merger agreement is included as Appendix A to this joint proxy statement/prospectus and is incorporated herein by reference. You are urged to read the merger agreement in its entirety.

General

The SmartFinancial board of directors is using this joint proxy statement/prospectus to solicit proxies from the holders of SmartFinancial common stock for use at the SmartFinancial annual shareholders’ meeting. SmartFinancial will also seek the written consent of the holder of the SmartFinancial SBLF stock for the merger. The Cornerstone board of directors is using this joint proxy statement/prospectus to solicit proxies from the holders of Cornerstone common stock and Series A preferred stock for use at the Cornerstone annual shareholders’ meeting.

Transaction Structure

The merger agreement provides for the merger of SmartFinancial with and into Cornerstone upon and subject to the terms and conditions set forth in the merger agreement and in accordance with the Tennessee Business Corporation Act. At the effective time of the merger, the separate corporate existence of SmartFinancial will cease and Cornerstone, as the surviving corporation of the merger, will continue as a Tennessee corporation and bank holding company (we sometimes refer to Cornerstone in its capacity as the surviving corporation of the merger as the “surviving corporation”). Following the merger, Cornerstone Community Bank and SmartBank will operate as separate wholly-owned subsidiaries of Cornerstone. The second amended and restated charter adopted in connection with the merger and Cornerstone’s second amended and restated bylaws to be adopted in connection with the merger will serve as the charter and bylaws of the surviving corporation, including the proposed amendments to the Cornerstone amended and restated charter before the holders of Cornerstone common stock and preferred stock at the annual meeting.

SmartFinancial Proposal

At the SmartFinancial annual shareholders’ meeting, holders of SmartFinancial common stock will be asked to vote upon the adoption of the merger agreement. SmartFinancial will seek the written consent of the holder of the SmartFinancial SBLF stock for the merger. The merger will not be completed unless SmartFinancial’s shareholders adopt the merger agreement and, by doing so, approve the proposed merger.

Cornerstone Proposal

At the Cornerstone annual shareholders’ meeting, holders of Cornerstone common stock will be asked to vote upon the adoption of the merger agreement. The merger will not be completed unless Cornerstone’s shareholders adopt the merger agreement and, by doing so, approve the proposed merger.

Background of the Merger

As part of its ongoing consideration and evaluation of Cornerstone’s long-term prospects and strategies, Cornerstone’s board of directors and senior management have from time to time reviewed and assessed Cornerstone’s business strategies and objectives, including strategic opportunities and challenges, all with the goal of enhancing shareholder value.

Similarly, the board of directors of SmartFinancial believes that its primary responsibility is to enhance shareholder value. Since inception, the SmartFinancial board of directors has sought to achieve this goal through profitable operations as well as growth through organic growth, de novo branching, and a selected acquisition in the Florida panhandle. SmartFinancial’s board of directors and senior management have from time to time reviewed and assessed SmartFinancial’s business strategies and objectives, including potential strategic transactions and acquisitions.

On March 3, 2014, SmartFinancial board members Victor L. Barrett and David A. Ogle, together with the chairman of the SmartFinancial board of directors, William (Bill) Carroll, Sr., and the SmartFinancial president and chief executive officer, William (Billy) Y. Carroll, Jr., met with the president and chief executive officer of Cornerstone, Nathaniel F. Hughes and the chairman of the Cornerstone board of directors, W. Miller Welborn, to informally discuss the companies’ mutual interest in a potential merger of the two institutions.

Mr. Hughes and Mr. Billy Carroll met again on April 3, 2014, to further discuss their respective institutions, including their respective financial positions, approach to community banking, and strategic vision. On April 4, 2014, each party executed a mutual non-disclosure and confidentiality agreement under which the parties agreed to share certain confidential information regarding their respective institutions.

On May 5, 2014, Mr. Welborn, Mr. Ogle and Mr. Billy Carroll met to discuss additional detail on a business combination of SmartFinancial and Cornerstone.

On May 15, 2014, SmartFinancial presented Cornerstone with a non-binding indication of interest regarding a potential business combination transaction. The non-binding indication of interest expressed SmartFinancial’s desire to proceed with a transaction between the two institutions, with the exchange ratio of any stock consideration to be determined based upon the book value of the parties’ respective capital stock and an approximate post-merger pro forma ownership of 65% legacy SmartFinancial shareholders, 35% legacy Cornerstone shareholders, subject to standard due diligence. The non-binding indication of interest provided for a 90-day exclusivity period for both parties.

On May 21, 2014, Cornerstone executed the non-binding indication of interest, with modifications to exclusivity period, extending such period.

In early June, 2014, each company conducted a preliminary due diligence review of the other party. On June 20, 2014, Mr. Billy Carroll and Mr. Welborn discussed the results of their respective due diligence reviews, potential valuation ranges, and potential structures of a surviving corporation. At this meeting, Mr. Billy Carroll and Mr. Welborn agreed in principle to execute a letter of intent.

On June 23, 2014, Mr. Welborn updated the Cornerstone board of directors on the status of the proposed transaction and potential exchange ratio. At this meeting, the Cornerstone board of directors authorized Mr. Welborn to negotiate a letter of intent with SmartFinancial.

On June 26, 2014, Mr. Billy Carroll updated the SmartFinancial board of directors on the potential transaction and exchange ratio. The SmartFinancial board discussed the strategic rationale of a transaction with Cornerstone and the potential terms thereof. The board authorized Mr. Billy Carroll and other members of management to continue due diligence, and authorized Mr. Billy Carroll to negotiate a letter of intent with Cornerstone.

On July 7, 2014, SmartFinancial engaged Hovde to act as its financial advisor and to deliver a fairness opinion in connection with the transaction. On September 3, 2014, Cornerstone engaged Raymond James to serve as its financial advisor and to deliver a fairness opinion in connection with the transaction.

On July 10, 2014, Mr. Billy Carroll and Mr. Welborn discussed additional terms of a potential combination transaction, including post-merger structure and exchange ratios.

On July 15, 2014, Mr. Billy Carroll together with Butler Snow LLP (“Butler Snow”), counsel for SmartFinancial, met with the Tennessee Department of Financial Institutions to discuss the potential transaction.

In July and August of 2014, management of SmartFinancial and Cornerstone conducted further due diligence, including financial, operational, and loan portfolio due diligence, on the other party.

On July 16, 2014, SmartFinancial presented a letter of intent to Cornerstone, which provided that SmartFinancial would acquire Cornerstone in exchange for SmartFinancial stock and that upon consummation of the proposed transaction, legacy Cornerstone shareholders would hold approximately 35% of the surviving corporation, on a fully-diluted, as-converted basis but before giving effect to any financing transaction necessary to consummate the transaction. On July 18, 2014, Mr. Billy Carroll and Mr. Welborn discussed the letter of intent and agreed on certain changes to the letter of intent, including a change to the transaction structure such that Cornerstone would be the entity to survive the transaction with the surviving corporation to be renamed “SmartFinancial, Inc.”

On July 24, 2014, Mr. Welborn attended the meeting of the SmartFinancial board of directors where the letter of intent and proposed merger was discussed. Similarly, on July 28, 2014, Mr. Billy Carroll attended the meeting of the Cornerstone board of directors where the letter of intent and proposed merger was discussed.

On August 4, 2014, Mr. Billy Carroll and Mr. Welborn, together with Butler Snow, met with staff at the Federal Reserve Bank of Atlanta to discuss the proposed transaction.

On August 6, 2014, Mr. Welborn and Mr. Billy Carroll discussed the proposed exchange ratio, in addition to capital planning and post-merger management issues. On August 22, 2014, Mr. Billy Carroll met with Mr. Welborn and Mr. Hughes to discuss pro forma ownership of the surviving corporation following the results of due diligence.

On August 25, 2014, the Cornerstone board of directors authorized continued negotiations with SmartFinancial based on an exchange ratio where legacy Cornerstone shareholders would own approximately 35% of the surviving corporation before giving effect to any financing transaction necessary to consummate the merger. On August 28, 2014, the SmartFinancial board of directors authorized continued negotiations with Cornerstone based on an exchange ratio where legacy SmartFinancial shareholders would own approximately 65% of the surviving corporation before giving effect to any financing transaction necessary to consummate the merger.

In early September 2014, members of SmartFinancial and Cornerstone held various discussions relating to internal and external communication planning in conjunction with the execution and public announcement of a definitive agreement.

Throughout September 2014, Mr. Billy Carroll, Mr. Welborn, and members of their respective management teams met to discuss pro forma financials of the surviving corporation and the need for additional capital in the surviving corporation.

On October 1, 2014, Mr. Billy Carroll and Mr. Welborn met again with the Federal Reserve Bank of Atlanta to discuss the pro forma financials of the surviving corporation. On October 4, 2014, Mr. Billy Carroll and Mr. Hughes discussed the capital structure of the surviving corporation. Throughout October, Cornerstone and SmartFinancial discussed alternative capital strategies with investment advisors and counsel.

On November 4, 2014, Mr. Welborn, Mr. Ogle, Mr. Bill Carroll and Mr. Billy Carroll met to discuss terms of the definitive agreement, the organizational chart of the surviving corporation, and the transaction timeline.

On November 11, 2014, Butler Snow distributed a draft merger agreement to Cornerstone and its counsel, Miller & Martin PLLC (“Miller & Martin”). Miller & Martin provided a revised draft of the merger agreement to Butler Snow and SmartFinancial on November 21, 2014. Thereafter, Butler Snow and Miller & Martin discussed legal issues with respect to the potential transaction on multiple occasions, and multiple drafts of the merger agreement were exchanged between the parties. During this time, the parties, with the assistance of counsel and their respective financial advisors, negotiated the terms of a definitive agreement and plan of merger for presentation to and approval of the parties’ respective boards of directors. The negotiations revealed various areas of disagreement and resulted in compromises by both sides to reach an agreement acceptable to both parties to present to their respective boards of directors to consider. Such areas included the size and pricing of the private offering component of the financing transaction, certain covenants by the parties relating to operations during the pendency of the merger, the percentage of the outstanding shares of aggregate common stock which would give rise to a failure to satisfy a mutual closing condition, and certain of the events giving rise to either party’s right to a termination fee.

The SmartFinancial board of directors met on December 5, 2014, with counsel and its financial advisor to review the obligations of directors when considering a merger, the proposed terms of the merger agreement, and an analysis of the fairness of the proposed transaction from a financial point of view to the shareholders of SmartFinancial. Hovde rendered its oral opinion to the SmartFinancial board of directors (subsequently confirmed in writing) that, as of December 5, 2014, and based upon and subject to the assumptions, qualifications and limitations set forth in such opinion, the proposed merger consideration was fair, from a financial point of view, to the SmartFinancial shareholders. At this special meeting, the SmartFinancial board of directors, by unanimous vote of the directors, (i) approved the merger agreement and the transactions contemplated by such agreement, (ii) determined to recommend the merger agreement to the shareholders of SmartFinancial for their approval, and (iii) authorized the executive officers of SmartFinancial to execute the merger agreement and to take such additional actions as may be necessary to effect the foregoing.

The Cornerstone board of directors met on December 5, 2014, with counsel and its investment advisor to review the obligations of directors when considering the proposed merger, the proposed terms of the merger agreement, and an analysis of the fairness of the proposed transaction to Cornerstone from a financial point of view. Raymond James rendered its opinion to the Cornerstone board of directors that, as of December 5, 2014, and based upon and subject to the assumptions, qualifications and limitations set forth in such opinion, the proposed merger consideration was fair, from a financial point of view, to Cornerstone. At this special meeting, the Cornerstone board of directors, by unanimous vote of all directors, approved the merger agreement and the transactions contemplated by such agreement. The board of directors also voted to recommend to the shareholders of Cornerstone that they approve the issuance of Cornerstone stock pursuant to the merger agreement and authorized Mr. Welborn to execute the agreement on behalf of Cornerstone.

On the December 5, 2014, Cornerstone and SmartFinancial executed the merger agreement. Prior to market open on the next trading day, December 8, 2014, the proposed merger was publicly announced.

SmartFinancial’s Reasons for the Merger; Recommendation of the SmartFinancial Board of Directors

In the course of reaching its recommendation to the SmartFinancial shareholders to vote in favor of the merger agreement, the SmartFinancial board of directors considered many factors, including the positive and negative factors described elsewhere in this joint proxy statement/prospectus, and concluded that the adoption of the merger agreement, and the consummation of the merger, is advisable and in the best interests of SmartFinancial and SmartFinancial’s shareholders.

In reaching their conclusion and making their recommendation, the members of the SmartFinancial board of directors relied on, among other things, their personal knowledge of SmartFinancial, Cornerstone, and the banking industry, on information provided by executive officers of SmartFinancial, and on advice and information provided by SmartFinancial’s legal and financial advisors.

The SmartFinancial board of directors considered numerous factors, including, among other things, the following, which are not intended to be exhaustive and are not presented in any relative order of importance:

•	the business, operations, financial condition, asset quality, earnings and prospects of both SmartFinancial and Cornerstone, taking into account the presentations made by SmartFinancial senior management, the results of SmartFinancial’s due diligence review of Cornerstone, and information provided by SmartFinancial’s financial advisor;
•	the anticipated pro forma impact of the transaction on the surviving corporation, including the expected impact on financial metrics including earnings and tangible book value and regulatory capital levels;
•	the board’s understanding of the current and prospective environment in which SmartFinancial and Cornerstone operate, including national, regional, and local economic conditions, the competitive and regulatory environment for financial institutions generally, and the likely effect of these factors on SmartFinancial in the context of the proposed merger;
•	the board’s belief that combining the two companies would create a larger and more diversified financial institution that is both better equipped to respond to economic and industry developments and better positioned to develop and build on its existing market position in the Southeast;
•	the directors’ beliefs with respect to the complementary aspects of SmartFinancial’s and Cornerstone’s businesses, including customer focus, business orientation and compatibility of the companies’ cultures and management and operating styles;
•	the continued representation of certain SmartFinancial and SmartBank executives in key roles, including SmartFinancial’s current President and Chief Executive Officer, Vice Chairman, Chief Financial Officer, and Chief Credit Officer, on the management team of the combined entity and the SmartFinancial board’s belief that this representation would reduce the integration risk in the surviving corporation;

•	the belief of SmartFinancial’s senior management that the management teams and employees of SmartFinancial and Cornerstone possess complementary skills and expertise and the potential advantages of a larger institution when pursuing, or seeking to retain, talent;
•	the board’s belief that the addition of the Chattanooga market provides outstanding value to SmartFinancial’s franchise;
•	the financial analyses presented by Hovde to the SmartFinancial board, and the opinion delivered to SmartFinancial by Hovde to the effect that, as of the date of the opinion, and subject to and based on the qualifications and assumptions set forth in the opinion, the exchange ratio and overall transaction was fair, from a financial point of view, to SmartFinancial’s shareholders;
•	the board’s belief that the greater scale that will be achieved by the merger will better position the surviving corporation for further growth and profitability;
•	the belief of the board of directors that the pro forma increased market capitalization of SmartFinancial could result in higher visibility and exposure in the capital markets, which could have positive valuation implications;
•	the board’s consideration of the following facts and implications related to the current companies’ and the surviving corporation’s stock: historically limited trades for SmartFinancial have been valued in the $15.00 range; the then-current price of Cornerstone common stock was $3.00 (78% of book value); the exchange ratio of 4.20 shares would extrapolate to $12.60 at Cornerstone’s value on December 5, 2014; models and peer analysis show companies similar to the surviving corporation trading at book value or higher; SmartFinancial’s assumptions that the trading value of the surviving corporation will move towards SmartFinancial’s current value and give shareholders the desired liquidity to buy and sell on a public market; and data presented by Hovde that supports market value premiums for banks valued over $1 billion versus banks valued under $1 billion;
•	the experience of Cornerstone staff in preparing periodic reports filed with the SEC;
•	the beliefs of the board of directors that heightened regulatory scrutiny makes consolidation preferable, as large banks can more easily respond to market changes;
•	the board of directors confidence in Cornerstone’s ability to raise the necessary capital to facilitate the transaction and obtain regulatory approval; and
•	the directors’ understanding that Cornerstone Series A preferred stock will be redeemed and retired and belief that a holding company borrowing facility could be obtained to raise any necessary additional liquidity.

The foregoing information and factors considered by SmartFinancial’s board of directors is not exhaustive, but includes material factors that SmartFinancial’s board of directors considered and discussed in approving and recommending the merger. In view of the wide variety of factors considered and discussed by SmartFinancial’s board of directors in connection with its evaluation of the merger and the complexity of these factors, the board of directors did not consider it practical to, nor did it attempt to, quantify, rank, or otherwise assign any specific or relative weights to the specific factors that it considered in reaching its decision; rather it considered all of the factors as a whole. The board of directors discussed the foregoing factors internally and with SmartFinancial’s management and legal and financial advisors and reached the general consensus that the merger was in the best interests of SmartFinancial and its shareholders. SmartFinancial’s board of directors also relied on the experience and expertise of SmartFinancial’s financial advisor for quantitative analysis of the financial terms of the merger. See “Opinion of SmartFinancial’s Financial Advisor” below. In considering the foregoing factors, individual directors may have assigned different weights to different factors. It should be noted that this explanation of the reasoning of SmartFinancial’s board of directors and other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under “ Cautionary Statement Regarding Forward-Looking Statements.”

Opinion of SmartFinancial’s Financial Advisor

The fairness opinion of SmartFinancial’s financial advisor, Hovde is described below. The description contains projections, estimates and other forward-looking statements about the future earnings or other measures of the future performance of SmartFinancial and SmartBank. The projections were based on numerous variables and assumptions, which are inherently uncertain, including factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the projections. You should not rely on any of these statements as having been made or adopted by SmartFinancial or Cornerstone. You should review the copy of the fairness opinion, which is attached as Appendix C.

Hovde has acted as SmartFinancial’s financial advisor in connection with the proposed merger. Hovde is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger and is familiar with SmartFinancial and its operations. As part of its investment banking business, Hovde is continually engaged in the valuation of businesses and their securities in connection with, among other things, mergers and acquisitions.

Hovde reviewed the financial aspects of the proposed merger with SmartFinancial’s board of directors, and, on December 5, 2014, delivered a written opinion to SmartFinancial’s board of directors that the exchange ratio in connection with the merger was fair to the shareholders of SmartFinancial from a financial point of view.

The full text of Hovde’s written opinion is included in this proxy statement as Appendix C and is incorporated herein by reference. You are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Hovde. The summary of the opinion of Hovde set forth in this proxy statement is qualified in its entirety by reference to the full text of such opinion. Hovde’s opinion is directed to SmartFinancial’s board of directors and addresses only the fairness, from a financial point of view, of the exchange ratio in connection with the merger to SmartFinancial’s shareholders. It does not address the underlying business decision to proceed with the merger and does not constitute a recommendation to any of the shareholders as to how such shareholder should vote at the annual meeting on the merger or any related matter.

During the course of its engagement, and as a basis for arriving at its opinion, Hovde reviewed and analyzed material bearing upon the financial and operating conditions of SmartFinancial and SmartBank and material prepared in connection with the merger, including, among other things, the following:

•	a draft of the merger agreement dated December 4, 2014, as provided to Hovde by SmartFinancial;
•	certain unaudited financial statements of SmartFinancial and Cornerstone for the nine month period ended September 30, 2014;
•	certain historical annual reports of SmartFinancial and Cornerstone, including audited financials for the year ending December 31, 2013;
•	certain historical publicly available business and financial information concerning SmartFinancial and Cornerstone;
•	certain internal financial statements and other financial and operating data concerning SmartFinancial and Cornerstone, including, without limitation, internal financial analyses and forecasts prepared by management of SmartFinancial and of Cornerstone;
•	financial projections prepared by certain members of senior management of SmartFinancial and of Cornerstone;
•	the terms of recent merger, acquisition and control investment transactions, to the extent publicly available, involving financial institutions and financial institution holding companies that we considered relevant;
•	the pro forma impact of the merger on the surviving corporation’s earnings per share, consolidated capitalization and financial ratios;

•	the pro forma ownership of Cornerstone’s common stock by the holders of the SmartFinancial common stock relative to the pro forma contribution of SmartFinancial’s assets, deposits, equity and earnings to the surviving corporation;
•	historical market prices and trading volumes of Cornerstone’s common stock;
•	the general economic, market and financial conditions; and
•	certain publicly available financial and stock market data relating to selected public companies that Hovde deemed relevant to its analysis.

Additionally, Hovde held discussions with members of senior management of SmartFinancial for purposes of reviewing the business, financial condition, results of operations and future prospects of SmartFinancial, as well as the history and past and current operations of SmartFinancial, SmartFinancial’s historical financial performance and SmartFinancial’s outlook and future prospects. In addition, Hovde held discussions with senior management of SmartFinancial regarding recent business developments and regulatory matters. Hovde also discussed with management of SmartFinancial its assessment of the rationale for the merger. Hovde also performed such other analyses and considered such other factors as Hovde deemed appropriate and took into account its experience in other transactions, as well as its knowledge of the banking and financial services industry and its general experience in securities valuations.

In rendering its opinion, Hovde assumed, without independent verification, the accuracy and completeness of the financial and other information and representations contained in the materials provided to it by SmartFinancial and in the discussions it had with the management of SmartFinancial. Hovde relied upon the reasonableness and achievability of the financial forecasts and projections (and the assumptions and bases therein) provided to Hovde by SmartFinancial and assumed that the financial forecasts, including without limitation, the projections regarding under-performing and non-performing assets and net charge-offs, were reasonably prepared by SmartFinancial on a basis reflecting the best currently available information and judgments and estimates by SmartFinancial, and that such forecasts will be realized in the amounts and at the times contemplated thereby. Hovde did not assume any responsibility to verify such information or assumptions independently.

Hovde is not an expert in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for loan losses with respect thereto. Hovde assumed that such allowances for SmartFinancial and the Cornerstone are, in the aggregate, adequate to cover such losses, and will be adequate on a pro forma basis for the combined entity. Hovde was not requested to conduct, and did not conduct, an independent evaluation, physical inspection or appraisal of the assets, properties, facilities or liabilities (contingent or otherwise) of SmartFinancial or Cornerstone, the collateral securing any such assets or liabilities, or the collectability of any such assets, and Hovde was not furnished with any such evaluations or appraisals, nor did Hovde review any loan or credit files of SmartFinancial or Cornerstone.

Hovde assumed that the merger will be consummated substantially in accordance with the terms set forth in the merger agreement, without any waiver of material terms or conditions by SmartFinancial or any other party to the merger agreement, and that the final merger agreement would not differ materially from the draft Hovde reviewed. Hovde assumed that the merger is, and will be, in compliance with all laws and regulations that are applicable to SmartFinancial and Cornerstone. Except for those conditions set forth in the merger agreement, SmartFinancial has advised Hovde that there are no factors that would impede any necessary regulatory or governmental approval of the merger. Hovde further assumed that, in the course of obtaining the necessary regulatory and government approvals, no restriction will be imposed on SmartFinancial or Cornerstone that would have a material adverse effect on the contemplated benefits of the merger. Hovde also assumed that no changes in applicable law or regulation will occur that will cause a material adverse change in the prospects or operations of SmartFinancial and Cornerstone after the merger.

SmartFinancial engaged Hovde on July 7, 2014, to provide SmartFinancial with financial advisory services. Hovde will receive compensation from SmartFinancial in connection with its financial advisory services to SmartFinancial in connection with the merger, which will include an initial fee of $10,000 for providing general financial advisory services, a fairness opinion fee of $25,000 which was contingent upon the issuance of this opinion letter and a completion fee of $265,000 that is contingent upon the consummation of the merger. Further, SmartFinancial has agreed to reimburse Hovde for certain reasonable out-of-pocket expenses incurred in connection with its services, and to indemnify Hovde and its affiliates for certain liabilities that may arise out of this engagement. Additionally, Hovde, or their affiliates have received compensation in the past from SmartFinancial in connection with other corporate transactions, and may receive compensation from SmartFinancial or Cornerstone in the future, in connection with certain other advisory services or engagements, which may include, without limitation, fees for general financial advisory or capital services, or fees which are contingent upon the consummation of other corporate transactions. As described below under the heading “Subsequent Event,” Hovde has been engaged by Cornerstone to provide placement agent services in connection with a private placement offering. In connection with such additional engagement by Cornerstone, Hovde will be entitled to receive potential compensation in the form of placement fees. In the ordinary course of its business, Hovde and its affiliates and/or employees may trade and/or hold equity securities of SmartFinancial and/or Cornerstone for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities. Hovde does not believe that any such holdings or activities are material in relation to the merger. Except for the foregoing, during the past two years there have not been, and there are no mutual understandings contemplating in the future, any material relationships between Hovde and SmartFinancial or Cornerstone.

In performing its analyses, Hovde made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Hovde, SmartFinancial and Cornerstone. Hovde’s opinion was necessarily based on financial, economic, market, and other conditions and circumstances as they existed on, and on the information made available to Hovde as of, the dates used in its opinion. Hovde has no obligation to update or reaffirm its opinion at any time. Any estimates contained in the analyses performed by Hovde are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities may be sold or the prices at which any securities may trade at any time in the future. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. Hovde’s opinion does not address the relative merits of the merger as compared to any other business combination or transaction in which SmartFinancial might engage. In addition, Hovde’s fairness opinion was among several factors taken into consideration by SmartFinancial’s board of directors in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as solely determinative of the decision of SmartFinancial’s board of directors or SmartFinancial’s management with respect to the fairness of the exchange ratio, or any consideration to be received or paid, in connection with the merger.

The following is a summary of the material analyses prepared by Hovde and delivered to SmartFinancial’s board of directors on December 5, 2014, in connection with the fairness opinion. This summary is not a complete description of the analyses underlying the fairness opinion or the presentation prepared by Hovde, but it summarizes the material analyses performed and presented in connection with such opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Hovde did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include the information presented in tabular format. The analyses and the summary of the analyses must be considered as a whole, and selecting portions of the analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying the analyses and opinion of Hovde. The tables alone are not a complete description of the financial analyses.

Trading Comparables Analysis.  As part of its analysis, Hovde reviewed publicly available financial and market information related to two groups of publicly traded banks as compared to SmartFinancial and Cornerstone, respectively.

The first group was used as a basis of comparison to SmartFinancial and consisted of U.S. banks with assets between $300 million and $850 million, non-performing assets less than 4.0% of total assets, and a return on average assets between 0.0% and 0.6% over the last twelve months. The resulting group consisted of the following 16 companies:

Company (State)

Ameriana Bancorp (IN)
Avidbank Holdings, Inc. (CA)
Carolina Bank Holdings, Inc. (NC)
CIB Marine Bancshares, Inc. (WI)
Coastal Banking Company, Inc. (SC)
Eagle Bancorp Montana, Inc. (MT)
First American International Corp. (NY)
Frederick County Bancorp, Inc. (MD)
High Point Bank Corporation (NC)
Howard Bancorp, Inc. (MD)
Metairie Bank & Trust Company (LA)
NI Bancshares Corporation (IL)
Premier Commercial Bancorp (OR)
SBT Bancorp, Inc. (CT)
Stewardship Financial Corporation (NJ)
Sussex Bancorp (NJ)

For each company, Hovde reviewed, among other things, closing stock prices of the selected companies on December 1, 2014, as multiples of certain financial characteristics of those companies as of quarter-end September 30, 2014 as follows:

•	the multiple of the company’s stock price to its book value per share (the “Price-to-Book Value Multiple”);
•	the multiple of the company’s stock price to its tangible book value per share (the “Price-to-Tangible Book Value Multiple”);
•	the multiple of the company’s stock price to its last twelve months’ net income per share (the “Price-to-LTM Earnings Multiple”); and
•	the multiple of the difference between the company’s market value and its tangible book value, to the company’s core deposits (the “Premium-to-Core Deposits Multiple”).

Hovde then applied the above multiples representing the 25th, 50th and 75th percentiles to corresponding data of SmartFinancial as of September 30, 2014. Hovde derived four implied values from four metrics (Price-to-Book Value Multiple, Price-to-Tangible Book Value Multiple, Price-to-LTM Earnings Multiple, and Premium-to-Core Deposits Multiple) for each of the three percentiles (25th, 50th, 75th), and then calculated the median implied value from the four metrics for each of the percentiles represented. The results of the analysis are set forth in the table below.

Implied Value for SmartFinancial Based On:	Implied Value per FD share	Price-to- Book Value Multiple	Price-to- Tangible Book Value Multiple	Price-to- LTM Earnings Multiple	Premium-to- Core Deposits Multiple
25th Percentile:	$10.18	76.3%	77.4%	19.5x	(2.2)%
50th Percentile:	$12.13	87.1%	90.8%	21.5x	(0.2)%
75th Percentile:	$14.35	102.8%	102.8%	30.0x	0.7%

Using publicly available information, Hovde compared the financial performance of SmartFinancial with that of the 25th percentile, 50th percentile, and 75th percentile of the financial performance metrics of the public companies in the group. SmartFinancial’s figures are based on the quarter-end information as of September 30, 2014.

	Total Assets ($000)	Tang. Equity/Tang. Assets	LTM ROAA	LTM ROAE	LTM Effic. Ratio	LTM Nonint. Inc./Avg. Assets	NPAs/ Assets	LLR/ NPLs
SmartFinancial, Inc.	531,942	10.32%	0.36%	3.31%	81.46%	0.13%	1.83%	78.08%
25th Percentile:	436,139	8.21%	0.32%	2.97%	78.35%	0.90%	1.21%	61.47%
50th Percentile:	527,681	9.21%	0.41%	4.28%	81.96%	1.22%	2.02%	77.41%
75th Percentile:	597,038	10.80%	0.50%	4.94%	90.02%	1.36%	3.28%	169.72%

The second group was used as a basis of comparison to Cornerstone and consisted of U.S. banks with assets between $200 million and $700 million, non-performing assets between 2.0% and 6.0% of total assets, and a return on average assets between 0.0% and 0.6% over the last twelve months. The resulting group consisted of the following 17 companies:

Company (State)

Ameriana Bancorp (IN)
Carolina Bank Holdings, Inc. (NC)
CIB Marine Bancshares, Inc. (WI)
Citizens Bancshares Corporation (GA)
Coastal Banking Company, Inc. (SC)
Community Bank of Bergen County, NJ (NJ)
Damascus Community Bank (MD)
Grayson Bankshares, Inc. (VA)
Great Lakes Financial Resources, Inc. (IL)
Jacksonville Bancorp, Inc. (FL)
Jefferson Security Bank (WV)
PSB Holding Corporation (MD)
Peoples Trust Company of St. Albans (VT)
Premier Commercial Bancorp (OR)
Salisbury Bancorp, Inc. (CT)
Stewardship Financial Corporation (NJ)
Sussex Bancorp (NJ)

For each company, Hovde reviewed, among other things, closing stock prices of the selected companies on December 2, 2014 as multiples of certain financial characteristics of those companies as of quarter-end September 30, 2014 as follows:

•	the multiple of the company’s stock price to its book value per share (the “Price-to-Book Value Multiple”);
•	the multiple of the company’s stock price to its tangible book value per share (the “Price-to-Tangible Book Value Multiple”);
•	the multiple of the company’s stock price to its last twelve months’ net income per share (the “Price-to-LTM Earnings Multiple”); and
•	the multiple of the difference between the company’s market value and its tangible book value, to the company’s core deposits (the “Premium-to-Core Deposits Multiple”).

Hovde then applied the above multiples representing the 25th, 50th and 75th percentiles to corresponding data of Cornerstone as of September 30, 2014. Hovde derived four implied values from four metrics (Price-to-Book Value Multiple, Price-to-Tangible Book Value Multiple, Price-to-LTM Earnings Multiple, and Premium-to-Core Deposits Multiple) for each of the three percentiles (25th, 50th, 75th), and then calculated the median implied value from the four metrics for each of the percentiles represented. The results of the analysis are set forth in the table below.

Implied Value for Cornerstone Based On:	Implied Value per FD share	Price-to- Book Value Multiple	Price-to- Tangible Book Value Multiple	Price-to- LTM Earnings Multiple	Premium-to- Core Deposits Multiple
25th Percentile:	$1.67	61.7%	61.7%	16.6x	(3.6)%
50th Percentile:	$2.86	81.7%	85.1%	21.4x	(1.4)%
75th Percentile:	$3.58	93.6%	99.2%	29.2x	0.0%

Using publicly available information, Hovde compared the financial performance of Cornerstone with that of the 25th percentile, 50th percentile, and 75th percentile of the financial performance metrics of the public companies in the group. Cornerstone’s figures are based on the quarter-end information as of September 30, 2014.

	Total Assets ($000)	Tang. Equity/Tang. Assets	LTM ROAA	LTM ROAE	LTM Effic. Ratio	LTM Nonint. Inc./Avg. Assets	NPAs/ Assets	LLR/ NPLs
Cornerstone	413,353	9.77%	0.39%	4.05%	84.63%	0.28%	4.39%	47.60%
25th Percentile:	298,214	8.10%	0.28%	3.03%	81.99%	0.53%	2.70%	32.28%
50th Percentile:	444,784	8.51%	0.36%	4.08%	85.48%	0.70%	3.31%	57.34%
75th Percentile:	565,893	10.33%	0.48%	5.17%	90.89%	1.01%	3.84%	65.47%

Based on the per share values (25th, 50th and 75th percentile) for SmartFinancial common stock and Cornerstone common stock implied by the trading comparables analyses described above, and the corresponding assumptions underlying each such analysis, Hovde calculated an implied exchange ratio matrix. The matrix was derived by dividing the implied value for SmartFinancial from each of the 25th, 50th and 75th percentiles by the implied value for Cornerstone from each of the 25th, 50th and 75th percentiles. The output indicated the following implied exchange ratios, as compared to the exchange ratio in the merger:

				Cornerstone
	Percentile:		25th:	50th:	75th:
		Implied Value:	$1.67	$2.86	$3.58
SmartFinancial	25th:	$10.18	6.101x	3.562x	2.840x
	50th:	$12.13	7.271x	4.245x	3.384x
	75th:	$14.35	8.601x	5.022x	4.003x

The Trading Comparables Analysis suggested a range of exchange ratios between 2.840x and 8.601x, with a median exchange ratio of 4.245x. The exchange ratio in the merger of 4.20x was within the range suggested by the Trading Comparables Analysis.

No company used as a comparison in the above trading comparables analyses is identical to SmartFinancial or Cornerstone. Accordingly, an analysis of these results is not strictly mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies.

Subsequent Event.  Subsequent to the issuance of the fairness opinion by Hovde to SmartFinancial, Cornerstone has engaged Hovde to provide certain capital services and to act as a placement agent to Cornerstone in connection with its private placement offering. Pursuant to the terms of the engagement, Hovde will receive consideration from Cornerstone for services provided, including a placement fee of 6% of the total offering proceeds (exclusive of sales to affiliates of Cornerstone and/or SmartFinancial) that is contingent upon the consummation of the capital offering. Pursuant to the such engagement agreement, in addition to its fees and regardless of whether the capital offering is consummated, Cornerstone has agreed to reimburse Hovde for certain reasonable out-of-pocket expenses incurred in performing its services and to indemnify Hovde against certain claims, losses, and expenses arising out of the capital offering or Hovde’s engagement.

Transaction Comparables Analysis.  As part of its analysis, Hovde reviewed publicly available information related to a group of select mergers of equals transactions of banks. The group consisted of transactions of U.S. banks announced since January 1, 2012, in which the larger of the two companies (“Acquiring Company”) based on tangible common equity contributed no more than 80% of pro forma tangible common equity, and the smaller of the two companies (the “Target Company”) based on tangible common equity had assets between $100 million and $3.0 billion, non-performing assets less than 6.0% of total assets, and a return on average assets less than 0.6% over the last twelve months. Information for each Acquiring Company and Target Company was based on data as of the most recent quarter prior to announcement of the transaction. The resulting group consisted of the following 12 transactions:

Acquiring Company (State)	Target Company (State)
Mid Penn Bancorp, Inc. (PA)	Phoenix Bancorp, Inc. (PA)
Bryn Mawr Bank Corporation (PA)	Continental Bank Holdings, Inc. (PA)
Seacoast Banking Corporation of Florida (FL)	BANKshares, Inc. (FL)
Yadkin Financial Corporation (NC)	VantageSouth Bancshares, Inc. (NC)
TriCo Bancshares (CA)	North Valley Bancorp (CA)
Renasant Corporation (MS)	First M&F Corporation (MS)
Investar Bank (LA)	First Community Bank (LA)
Crescent Financial Bancshares, Inc. (NC)	ECB Bancorp, Inc. (NC)
Equity Bancshares, Inc. (KS)	First Community Bancshares, Inc. (KS)
First Priority Financial Corp. (PA)	Affinity Bancorp, Inc. (PA)
CapStar Bank (TN)	American Security Bank and Trust Company (TN)
Tompkins Financial Corporation (NY)	VIST Financial Corp. (PA)

For each precedent transaction, Hovde reviewed, among other things, the purchase consideration as a multiple of certain financial characteristics of the Target Company as follows:

•	the multiple of the purchase consideration to the Target Company’s book value (the “Price-to-Book Value Multiple”);
•	the multiple of the purchase consideration to the Target Company’s tangible book value (the “Price-to-Tangible Book Value Multiple”);
•	the multiple of the purchase consideration to the Target Company’s last twelve months’ net income (the “Price-to-LTM Earnings Multiple”); and
•	the multiple of the difference between the purchase consideration and the Target Company’s tangible book value, to the Target Company’s core deposits (the “Premium-to-Core Deposits Multiple”).

Hovde then applied the above multiples representing the 25th, 50th and 75th percentiles to corresponding data of Cornerstone. Hovde derived four implied values from four metrics (Price to-Book Value Multiple, Price-to-Tangible Book Value Multiple, Price-to-LTM Earnings Multiple, and Premium-to-Core Deposits Multiple) for each of the three percentiles (25th, 50th, 75th), and then calculated the median implied value from the four metrics for each of the percentiles represented. The results of the analysis are set forth in the table below.

Implied Value for Cornerstone Based On:	Implied Value per FD share	Price-to- Book Value Multiple	Price-to- Tangible Book Value Multiple	Price-to- LTM Earnings Multiple	Premium-to- Core Deposits Multiple
25th Percentile:	$3.24	78.7%	92.3%	23.2x	(0.9)%
50th Percentile:	$4.11	99.5%	113.0%	27.7x	1.3%
75th Percentile:	$5.55	122.8%	140.4%	45.0x	6.0%

Using publicly available information, Hovde compared the financial performance of Cornerstone with that of the 25th percentile, 50th percentile, and 75th percentile of the financial performance metrics of the Target Company group. The performance metrics for the Target Company group are based on financial information as of the quarter-end preceding announcement of each transaction. Cornerstone’s performance metrics are based on the quarter-end information as of September 30, 2014.

	Total Assets ($000)	Tang. Equity/Tang. Assets	Core Deposits	LTM ROAA	LTM ROAE	LTM Effic. Ratio	LTM Nonint. Inc./Avg. Assets	NPAs/ Assets	LLR/ NPLs
Cornerstone	$413,353	9.77%	70.45%	0.39%	4.05%	84.63%	0.03%	4.39%	48.58%
25th Percentile:	$174,435	7.08%	77.72%	(0.01)%	(0.19)%	76.00%	0.64%	1.53%	36.47%
50th Percentile:	$666,350	9.13%	83.69%	0.34%	3.08%	82.39%	1.11%	2.63%	55.49%
75th Percentile:	$1,079,633	10.24%	87.94%	0.41%	3.68%	89.27%	1.36%	4.19%	65.02%

The Transaction Comparables Analysis suggested a range of fully diluted share values for Cornerstone between $3.24 and $5.55 per share, with a median value of $4.11 per share. The exchange ratio in the merger was based on merger consideration to the common shareholders of Cornerstone of $3.51 per share, which was an amount that was within the range suggested by the Transaction Comparables Analysis.

No company or transaction used as a comparison in the above transaction analyses is identical to Cornerstone, and no transaction was consummated on terms identical to the terms of the merger Agreement. Accordingly, an analysis of these results is not strictly mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies.

Income Approach Analysis.  Taking into account various factors including, but not limited to, Cornerstone’s recent performance, the current banking environment and the local economy in which Cornerstone operates, Hovde projected financial data for a forward-looking five-year period with the assistance of information and guidance provided to Hovde by SmartFinancial’s management and using Hovde’s own estimates. These forward-looking projections formed the basis of the discounted cash flow analyses.

Hovde then applied these assumptions and estimates for years 2014 to 2019. Management assumed, for 2015, 2016, 2017, and 2018, asset growth of 4.10%, 4.60%, 6.25%, and 4.20%, and projected net income available to common shareholders of $0.325 million, $0.825 million, $1.625 million, and $2.615 million, respectively. For 2019, Hovde estimated asset growth of 4.20% and net income available to common shareholders of $2.780 million. Management assumed no distributions to shareholders over this period.

In order to determine a value for Cornerstone on a discounted cash flow (“DCF”) basis, Hovde utilized two different methods of discounted cash flow analysis: (a) present value of future free cash flows based off of a terminal price-to-LTM earnings takeout multiple of 21.1x, and (b) present value of future free cash flows based off of a terminal price-to-tangible book value takeout multiple of 1.27x. In order to derive the terminal value in the takeout multiple methods, Hovde multiplied Cornerstone’s projected 2019 earnings and tangible book value by their respective takeout multiples, as mentioned above. In both discounted cash flow analyses, Hovde employed a range of discount rates between 14% and 16%. These rates were chosen to reflect different assumptions regarding the required rates of return of holders or prospective buyers of Cornerstone’s common stock.

The discounted cash flow analyses and their underlying assumptions yielded different values for Cornerstone, which are outlined in the table below.

Implied Value for Cornerstone Based On:	Discount Rate	Implied Value per FD Share	Price-to- Book Value Multiple	Price-to- Tang. Book Value Multiple	Price-to- LTM Earnings Multiple	Premium-to- Core Deposits Multiple
DCF Analysis – Takeout Price-to-Earnings	14%	$4.39	114.7%	114.7%	28.4x	2.7%
	15%	$4.22	111.6%	111.6%	27.6x	2.1%
	16%	$4.06	108.6%	108.6%	26.9x	1.6%
DCF Analysis – Takeout Price-to-Tangible Book Value	14%	$3.70	101.7%	101.7%	25.2x	0.3%
	15%	$3.56	99.1%	99.1%	24.5x	(0.2)%
	16%	$3.43	96.6%	96.6%	23.9x	(0.6)%

The Income Approach Analysis suggested a range of fully diluted share values for Cornerstone between $3.43 and $4.39, with a median value of $4.22 for the DCF Analysis — Takeout Price-to-Earnings and a median value of $3.56 for the DCF Analysis — Takeout Price-to-Tangible Book Value. The exchange ratio in the merger was based on merger consideration to the common shareholders of Cornerstone of $3.51 per share, which was an amount that was within the range suggested by the Income Approach Analysis.

Hovde noted that while the discounted cash flow present value analysis is a widely used valuation methodology, it relies on numerous assumptions, including asset and earnings growth rates, terminal values and discount rates. Hovde’s analysis does not purport to be indicative of the actual values or expected values of Cornerstone’s common stock.

Contribution Analysis.  Hovde analyzed the relative standalone contribution of SmartFinancial and Cornerstone to various pro forma balance sheet and income statement items of the combined entity. This analysis excluded purchase accounting adjustments. To perform this analysis, Hovde used (i) balance sheet data and last-twelve months’ net income as of September 30, 2014 for SmartFinancial and Cornerstone, and (ii) net income estimates for 2014, 2015, 2016, and 2017 for SmartFinancial and Cornerstone provided by each company’s respective management team. The results of Hovde’s analysis are set forth in the following table, which also compares the results of Hovde’s analysis with the implied pro forma ownership percentages of SmartFinancial and Cornerstone respective shareholders in the surviving corporation based on the 4.20x exchange ratio in the proposed merger:

	SmartFinancial	Cornerstone
Ownership
100% Stock (4.20x exchange ratio)	65.3%	34.7%
Balance Sheet
Total Assets	56.3%	43.7%
Gross Loans	54.3%	45.7%
Net Loans	54.3%	45.7%
Deposits	59.9%	40.1%
Core Deposits	62.0%	38.0%
Total Equity	57.7%	42.3%
Tangible Equity	57.6%	42.4%
Tangible Common Equity	62.7%	37.3%
Net Income to Common (GAAP)
LTM Net Income	96.7%	3.3%
2014 Estimated Net Income	96.9%	3.1%
2015 Estimated Net Income	89.5%	10.5%
2016 Estimated Net Income	81.3%	18.7%
2017 Estimated Net Income	70.8%	29.2%

Value Accretion Analysis.  Hovde developed an analysis of the pro forma financial impact using projected income statement and balance sheet information of SmartFinancial and Cornerstone. Using information provided by SmartFinancial management, including projected March 31, 2015 balance sheet items, 2015 – 2107 earnings estimates, and pro forma assumptions including certain purchase accounting adjustments, cost savings and related expenses, Hovde reviewed the potential financial impact of the merger on certain projected financial results of SmartFinancial. This analysis indicated that the merger could be dilutive to SmartFinancial’s 2015 estimated EPS, accretive to SmartFinancial’s 2016 and 2017 estimated EPS, and dilutive to SmartFinancial’s estimated tangible book value per share as of projected closing, which assumes March 31, 2015 figures. The analysis further indicated that, pro forma for the proposed merger, each of SmartFinancial’s tangible common equity to tangible assets ratio, leverage ratio, Tier 1 Risk-Based Capital Ratio, and Total Risk Based Capital Ratio as of March 31, 2015 could be lower. For all of the above, the actual results achieved by SmartFinancial following the merger may vary from the projected results, and the variations may be material.

Other Factors and Analyses.  Hovde took into consideration various other factors and analyses, including but not limited to, the current market, the current operating environment, and the merger and acquisition environment.

Conclusion.  Based upon the foregoing analyses and other investigations and assumptions set forth in its opinion, without giving specific weightings to any one factor or comparison, Hovde determined that the exchange ratio in connection with the merger is fair from a financial point of view to SmartFinancial’s shareholders. Each shareholder is encouraged to read Hovde’s fairness opinion in its entirety. The full text of this fairness opinion is included as Appendix C to this proxy statement.

Cornerstone’s Reasons for the Merger; Recommendation of the Cornerstone Board of Directors

In the course of reaching its recommendation to the Cornerstone shareholders to vote in favor of the merger agreement, the Cornerstone board of directors considered many factors, including the positive and negative factors described elsewhere in this joint proxy statement/prospectus, and concluded that the adoption of the merger agreement, and the consummation of the merger, is advisable and in the best interests of Cornerstone and Cornerstone’s shareholders.

In reaching their conclusion and making their recommendation, the members of the Cornerstone board of directors relied on, among other things, their personal knowledge of Cornerstone, SmartFinancial, and the banking industry, on information provided by executive officers of Cornerstone, and on advice and information provided by Cornerstone’s legal and financial advisors.

The Cornerstone board of directors considered numerous factors, including, among other things, the following, which are not intended to be exhaustive and are not presented in any relative order of importance:

•	each of Cornerstone’s and SmartFinancial’s business, operations, financial condition, asset quality, earnings and prospects;
•	the strategic fit of the businesses of the two companies, including their complementary markets, business lines and loan and deposit profiles;
•	the anticipated pro forma impact of the transaction on the surviving corporation, including the expected impact on financial metrics including earnings and tangible book value and regulatory capital levels;
•	its understanding of the current and prospective environment in which Cornerstone and SmartFinancial operate, including national and local economic conditions, the competitive environment for financial institutions generally, and the likely effect of these factors on Cornerstone both with and without the proposed transaction;
•	its review and discussions with Cornerstone’s management concerning the due diligence investigation of SmartFinancial;
•	the perceived compatibility of the corporate cultures of the two companies, which management believes should facilitate integration and implementation of the transaction;

•	the structure of the transaction as a combination in which the surviving corporation, which while operating under the SmartFinancial brand and SmartBank brand, the board of directors and management would have substantial participation in the surviving corporation;
•	the opinion of Raymond James, dated December 5, 2014, addressed to the Cornerstone board of directors as to the fairness, from a financial point of view and as of the date of such opinion, to Cornerstone of the merger consideration provided for in the merger, which opinion was based on and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken as more fully described below under “Opinion of Cornerstone’s Financial Advisor”;
•	the financial and other terms of the merger agreement, including the exchange ratio, expected tax treatment, mutual deal protection and termination fee provisions, and mutual restrictions on the conduct of the business of both companies between the date of the merger agreement and the date of consummation of the merger, which it reviewed with its outside financial and legal advisors;
•	the potential risk of diverting management attention and resources from the operation of Cornerstone’s business and towards the completion of the merger;
•	the potential risks associated with achieving anticipated cost synergies and savings of the combination of the two entities;
•	the regulatory and other approvals required in connection with the merger and the expectation that such regulatory approvals will be received in a timely manner and without the imposition of unacceptable conditions; and
•	the directors’ understanding that Cornerstone Series A preferred stock will be redeemed and retired and belief that a private placement transaction could be completed and a holding company borrowing facility could be obtained to raise any necessary additional liquidity.

The foregoing information and factors considered by Cornerstone’s board of directors is not exhaustive, but includes material factors that Cornerstone’s board of directors considered and discussed in approving and recommending the merger. In view of the wide variety of factors considered and discussed by Cornerstone’s board of directors in connection with its evaluation of the merger and the complexity of these factors, the board of directors did not consider it practical to, nor did it attempt to, quantify, rank, or otherwise assign any specific or relative weights to the specific factors that it considered in reaching its decision; rather it considered all of the factors as a whole. The board of directors discussed the foregoing factors internally and with Cornerstone’s management and legal and financial advisors and reached the general consensus that the merger was in the best interests of Cornerstone and its shareholders. Cornerstone’s board of directors also relied on the experience and expertise of Cornerstone’s financial advisor for quantitative analysis of the financial terms of the merger. See “Opinion of Cornerstone’s Financial Advisor” below. In considering the foregoing factors, individual directors may have assigned different weights to different factors. It should be noted that this explanation of the reasoning of Cornerstone’s board of directors and other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Statement Regarding Forward-Looking Statements.”

Opinion of Cornerstone’s Financial Advisor

Cornerstone retained Raymond James as financial advisor on September 3, 2014. Pursuant to that engagement, the Cornerstone board of directors requested that Raymond James render an opinion as to the fairness, from a financial point of view, to the holders of Cornerstone common stock of the ratio of shares of Cornerstone common stock to be exchanged for each share of SmartFinancial common stock in the merger (the “Exchange Ratio”).

Raymond James rendered its opinion to the Cornerstone board of directors that, as of December 5, 2014, and based upon and subject to the assumptions, qualifications and limitations set forth in such opinion, the proposed Exchange Ratio was fair, from a financial point of view, to the holders of Cornerstone common stock.

In connection with Raymond James’ service as financial advisor to Cornerstone with respect to the proposed merger, Cornerstone agreed to pay Raymond James a cash fee of $175,000, plus customary expenses not to exceed $20,000, upon the earlier of the closing of the merger or September 30, 2015.1

At the December 5, 2014 meeting of the board, representatives of Raymond James delivered a written opinion to the board dated December 5, 2014, based upon and subject to the qualifications, assumptions and other matters considered in connection with the preparation of its opinion.

The full text of the written opinion of Raymond James is attached as Appendix D to this document. The summary of the opinion of Raymond James set forth in this document is qualified in its entirety by reference to the full text of such written opinion. Holders of Cornerstone’s common stock are urged to read this opinion in its entirety.

Raymond James provided its opinion for the information of the board (solely in its capacity as such) in connection with, and for purposes of, its consideration of the merger and its opinion only addresses whether the Exchange Ratio was fair, from a financial point of view, to holders of Cornerstone common stock. The opinion of Raymond James does not address any other term or aspect of the merger agreement or the merger contemplated thereby. The opinion does not constitute a recommendation to the board or to any holder of Company common stock as to how the board, such stockholder or any other person should vote or otherwise act with respect to the merger or any other matter.

In connection with its review of the proposed merger and the preparation of its opinion, Raymond James, among other things:

•	reviewed the financial terms and conditions as stated in the draft of the merger agreement dated as of November 26, 2014;
•	reviewed certain information related to the historical, current and future operations, financial condition and prospects of Cornerstone made available to Raymond James by Cornerstone, including, but not limited to, financial projections prepared by the management of Cornerstone relating to Cornerstone for the periods ending December 31, 2014 through December 31, 2016, as approved for Raymond James’s use by Cornerstone (the “Cornerstone Projections”);
•	reviewed certain information related to the historical, current and future operations, financial condition and prospects of SmartFinancial made available to Raymond James by Cornerstone, including, but not limited to, financial projections prepared by the management of the SmartFinancial relating to SmartFinancial for the periods ending December 31, 2014 through December 31, 2020, (the “SmartFinancial Projections”) as approved for our use by Cornerstone (the “SmartFinancial Projections,” and together with the Cornerstone Projections, the “Projections”);
•	reviewed Cornerstone’s recent public filings and certain other publicly available information regarding Cornerstone and SmartFinancial;
•	reviewed financial, operating and other information regarding Cornerstone, SmartFinancial and the industry in which they operate;
•	reviewed the financial and operating performance of Cornerstone, SmartFinancial, and those of other selected public companies that Raymond James deemed to be relevant;
•	reviewed the current market prices of the publicly traded securities of certain other companies that Raymond James deemed to be relevant;
•	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Raymond James deemed appropriate; and
•	discussed with members of the senior management of Cornerstone and SmartFinancial certain information relating to the aforementioned and any other matters that Raymond James may have deemed relevant to its inquiry.

[1]	Subject to RJ review and sign off.

With Cornerstone’s consent, Raymond James assumed and relied upon the accuracy and completeness of all information supplied by or on behalf of Cornerstone, or otherwise reviewed by or discussed with Raymond James, and Raymond James did not undertake any duty or responsibility to, nor did Raymond James, independently verify any of such information. Raymond James did not make or obtain an independent appraisal of the assets or liabilities (contingent or otherwise) of Cornerstone. With respect to the Projections and any other information and data provided to or otherwise reviewed by or discussed with Raymond James, Raymond James, with Cornerstone’s consent, assumed that the Projections and such other information and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of Cornerstone and SmartFinancial, and Raymond James relied upon Cornerstone to advise Raymond James promptly if any information previously provided became inaccurate or was required to be updated during the period of its review. Raymond James expressed no opinion with respect to the Projections or the assumptions on which they were based. Based upon the terms specified in the merger agreement, Raymond James assumed that the merger will qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code. Raymond James relied upon and assumed, without independent verification, that the merger agreement would be substantially similar to the draft merger agreement reviewed by Raymond James in all respects material to its analysis, and that the merger would be consummated in accordance with the terms of the merger agreement without waiver of or amendment to any of the conditions thereto. Raymond James also assumed that the terms of the draft merger agreement were the most favorable to Cornerstone as could be negotiated under the circumstances. Furthermore, Raymond James assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the merger agreement were true and correct and that each party will perform all of the covenants and agreements required to be performed by it under the merger agreement without being waived. Raymond James also relied upon and assumed, without independent verification, that (i) the merger would be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory or other consents and approvals necessary for the consummation of the merger would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would have an effect on the merger or Cornerstone that would be material to its analysis or opinion.

Raymond James expressed no opinion as to the underlying business decision to effect the merger, the structure or tax consequences of the merger, or the availability or advisability of any alternatives to the merger. The opinion is limited to the fairness, from a financial point of view, of the Exchange Ratio. Raymond James expressed no opinion with respect to any other reasons (legal, business, or otherwise) that may support the decision of the Cornerstone board of directors to approve or consummate the merger. Furthermore, no opinion, counsel or interpretation was intended by Raymond James on matters that require legal, accounting or tax advice. Raymond James assumed that such opinions, counsel or interpretations had been or would be obtained from appropriate professional sources. Furthermore, Raymond James relied, with the consent of Cornerstone, on the fact that Cornerstone was assisted by legal, accounting and tax advisors, and, with the consent of Cornerstone relied upon and assumed the accuracy and completeness of the assessments by Cornerstone and its advisors, as to all legal, accounting and tax matters with respect to Cornerstone and the merger.

In formulating its opinion, Raymond James considered only the Exchange Ratio, and Raymond James did not consider, and its opinion did not address, the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Cornerstone, or such class of persons, in connection with the merger whether relative to the Exchange Ratio or otherwise. Raymond James was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (1) the fairness of the merger to the holders of any class of securities, creditors or other constituencies of Cornerstone, or to any other party, except and only to the extent expressly set forth in the last sentence of its opinion or (2) the fairness of the merger to any one class or group of Cornerstone’s or any other party’s security holders or other constituents vis-à-vis any other class or group of Cornerstone’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration to be received in the merger amongst or within such classes or groups of security holders or other constituents). Raymond James expressed no opinion as to the impact of the merger on the solvency or viability of Cornerstone or the ability of Cornerstone to pay their respective obligations when they come due.

Material Financial Analyses

The following summarizes the material financial analyses reviewed by Raymond James with the Cornerstone board of directors at its meeting on December 5, 2014, which material was considered by Raymond James in rendering its opinion. No company or transaction used in the analyses described below is identical or directly comparable to Cornerstone, SmartFinancial or the contemplated merger.

Selected Companies Analysis.  Raymond James analyzed the relative valuation multiples of 18 publicly-traded financial institutions that it deemed relevant, including:

Publicly-held banks headquartered in Tennessee and surrounding states with $400 million to $750 million in total assets, return on average assets during the most recent twelve month period greater than 0.0%, and nonperforming assets–to–assets ratio less than 5.0%.

•	First South Bancorp, Inc.
•	North State Bancorp
•	Carolina Bank Holdings, Inc.
•	Guaranty Federal Bancshares, Inc.
•	Highlands Bankshares, Inc.
•	Eagle Financial Services, Inc.
•	First Capital Bancorp, Inc.
•	Fauquier Bankshares, Inc.
•	First Virginia Community Bank
•	United Security Bancshares, Inc.
•	First National Corporation
•	Virginia National Bankshares Corporation
•	Benchmark Bankshares, Inc.
•	Bank of the James Financial Group, Inc.
•	First Advantage Bancorp
•	HomeTown Bankshares Corporation
•	Citizens First Corporation
•	Citizens Bancshares Corporation

Raymond James calculated various financial multiples for each company, including market value compared to tangible book value and earnings per share for the most recent actual 12-month period, referred to as “LTM”. Raymond James reviewed the mean, median, minimum and maximum relative valuation multiples of the selected public companies and compared them to the exchange ratios implied by the corresponding mergers. The results of the selected public companies analysis are summarized below:

Price/
	Tangible Book Value (%)	LTM EPS (x)
Minimum Implied Exchange Ratio:	3.7x	63.8x
Maximum Implied Exchange Ratio:	3.9x	68.1x

Contribution Analysis.  Raymond James analyzed the relative contribution of Cornerstone and SmartFinancial to the pro-forma surviving corporation. Based on these relative contributions, implied exchange ratios were calculated as summarized below:

	Contribution
	SmartFinancial	Cornerstone	Implied Exchange Ratio
Total Assets	56.3%	43.7%	2.9x
Gross Loans Held for Investment	54.3%	45.7%	2.7x
Total Deposits	59.9%	40.1%	3.3x
Core Deposits	62.6%	37.4%	3.7x
Tangible Common Equity	62.7%	37.3%	3.8x
LTM Net Income	96.7%	3.3%	66.0x
2014E Net Income	94.0%	6.0%	35.2x
2015E Net Income	87.9%	12.1%	16.2x
2016E Net Income	81.9%	18.1%	10.1x
High	96.7%	45.7%	66.0x
Mean	72.9%	27.1%	16.0x
Median	62.7%	37.3%	3.8x
Low	54.3%	3.3%	2.7x

Additional Considerations.  The preparation of a fairness opinion is a complex process and is not susceptible to a partial analysis or summary description. Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying its opinion. In addition, Raymond James considered the results of all such analyses and did not assign relative weights to any of the analyses, but rather made qualitative judgments as to significance and relevance of each analysis and factor, so the ranges of valuations resulting from any particular analysis described above should not be taken to be the view of Raymond James as to the actual value of Cornerstone.

In performing its analyses, Raymond James made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of Cornerstone. The analyses performed by Raymond James are not necessarily indicative of actual values, trading values or actual future results which might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. Such analyses were provided to the Cornerstone board of directors (solely in its capacity as such) and were prepared solely as part of the analysis of Raymond James of the fairness, from a financial point of view, to the holders of Cornerstone’s common stock of the Exchange Ratio. The analyses do not purport to be appraisals or to reflect the prices at which companies may actually be sold, and such estimates are inherently subject to uncertainty. Raymond James’ opinion was one of many factors taken into account by the Cornerstone board of directors in making its determination to approve the merger. Neither the opinion nor the analyses described above should be viewed as determinative of the Cornerstone board of directors or Cornerstone’s management’s views with respect to Cornerstone, SmartFinancial or the merger. Raymond James was retained by Cornerstone solely to advise on the fairness of the Exchange Ratio and Raymond James did not solicit indications of interest with respect to a transaction involving Cornerstone nor did Raymond James advise Cornerstone with respect to its strategic alternatives. Cornerstone placed no limits on the scope of the analysis performed, or opinion expressed, by Raymond James.

The opinion was necessarily based upon market, economic, financial and other circumstances and conditions existing and disclosed to it on December 5, 2014, and any material change in such circumstances and conditions may affect the opinion of Raymond James, but Raymond James does not have any obligation to update, revise or reaffirm that opinion. Raymond James relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of Cornerstone since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Raymond James that would be material to its analyses or its opinion, and that there was no information or any facts that would make any of the information reviewed by Raymond James incomplete or misleading in any material respect.

For services rendered in connection with the delivery of its opinion, Cornerstone paid Raymond James a customary investment banking fee upon delivery of its opinion. Cornerstone also agreed to reimburse Raymond James for its expenses incurred in connection with its services, including the fees and expenses of its counsel, and will indemnify Raymond James against certain liabilities arising out of its engagement.

Raymond James is actively involved in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. In the ordinary course of business, Raymond James may trade in the securities of Cornerstone and for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Raymond James may provide investment banking, financial advisory and other financial services to Cornerstone and/or SmartFinancial or other participants in the merger in the future, for which Raymond James may receive compensation.

Merger Consideration and Fractional Shares

Merger Consideration.

Common Stock.  At the effective time of the merger, each share of SmartFinancial common stock that is issued and outstanding immediately prior to the effective time of the merger (other than specified shares held by Cornerstone or SmartFinancial and other than shares as to which the holder has perfected his or her right to dissent from the merger pursuant to Chapter 23 of the Tennessee Business Corporation Act) will be converted into and cancelled in exchange for the right to receive 4.20 shares of Cornerstone common stock (the “exchange ratio”); provided, that in the event that Cornerstone effectuates the reverse stock split of its common stock prior to the effective time of the merger, the exchange ratio will be adjusted to 1.05 shares of Cornerstone common stock. After the consummation of the merger, each holder of shares of SmartFinancial common stock will no longer have any rights with respect to those shares, except for the right to receive the merger consideration (provided that holders of dissenting shares will have those rights provided for by Chapter 23 of the Tennessee Business Corporation Act). For more information on the reverse stock split, see “Cornerstone Proposal No. 3 — Reverse Stock Split.”

SBLF Stock.  At the effective time of the merger, each share of the SmartFinancial SBLF stock issued and outstanding immediately prior to the effective time shall be automatically and without any action on the part of the holder(s) thereof, be converted into and cancelled in exchange for one share of the Cornerstone SBLF stock: (i) with a liquidation preference equal to that of the SmartFinancial SBLF stock so converted and cancelled, (ii) which entitles the holder(s) thereof to dividends from the effective time on terms equivalent to those of the SmartFinancial SBLF stock, and (iii) having other rights, preferences, privileges, voting powers, limitations, restrictions which are the same as the rights, preferences, privileges, voting powers, limitations, restrictions as the SmartFinancial SBLF stock. Cornerstone does not intend to apply for the Cornerstone SBLF stock to be listed on any securities exchange. The written consent of the U.S. Treasury, as the holder of the SmartFinancial SBLF stock, is required to approve the merger.

In addition to adjustments to the exchange ratio to account for the reverse stock split, if prior to the effective time of the merger there is a change in the outstanding shares of capital stock of Cornerstone or SmartFinancial, other than as a result of the exercise of options for Cornerstone or SmartFinancial capital stock outstanding on the date of the merger agreement, the exchange ratio and any other amounts payable under the merger agreement will be appropriately adjusted to reflect the change.

Fractional Shares.   Cornerstone will not issue fractional shares of Cornerstone common stock in connection with the merger. A holder of SmartFinancial common stock who would otherwise be entitled to receive a fraction of a share of Cornerstone common stock will instead receive the number of shares of Cornerstone common stock issuable to such holder rounded up to the next whole share.

For more information on the rights and preferences of the Cornerstone Common Stock, see “Description of Cornerstone Common Stock and Preferred Stock.” For more information on the Cornerstone SBLF stock, see “Cornerstone Proposal No. 4 — Second Amendment and Restatement Proposal.”

Treatment of SmartFinancial Stock Options

Each outstanding option to purchase shares of SmartFinancial common stock, whether vested or unvested immediately prior to the effective time of the merger, will be automatically cancelled and converted into an option to purchase that number of shares of Cornerstone common stock equal to the number of shares of SmartFinancial common stock issuable upon the exercise of the option immediately prior to the effective time of the merger multiplied by the exchange ratio. The per share exercise price of the resulting option to purchase Cornerstone common stock will be equal to the per share exercise price of the corresponding option to purchase shares of SmartFinancial common stock immediately prior to the effective time of the merger divided by the exchange ratio. Options to purchase SmartFinancial stock that are not “qualified” will be converted into non-qualified options to acquire Cornerstone common stock. SmartFinancial stock options that are incentive stock options will upon conversion maintain their qualified status as such in compliance with applicable provision of the Code.

Closing and Effective Time of the Merger

The closing of the transactions provided for by the merger agreement will take place on a date and at a time designated by Cornerstone and Cornerstone Community Bank within 30 days after all of the conditions to the merger have been satisfied or waived (or on another date or at another time agreed to by the parties). For more information regarding conditions to the merger, see “Conditions to Consummation of the Merger.”

The merger will become effective on the date and at the time articles of merger are filed with the Tennessee Secretary of State in accordance with Section 48-21-107 of the Tennessee Business Corporation Act, or on a later date or at a later time specified in the articles of merger themselves.

We currently anticipate completing the merger by the end of the second quarter of 2015, subject to receipt of necessary regulatory and shareholders approvals and the satisfaction of other stated closing conditions. However, neither Cornerstone nor SmartFinancial can guarantee when or if the merger will be completed.

Exchange of Certificates

Prior to the effective time of the merger, Cornerstone will deliver or cause to be delivered to an exchange agent a certificate or certificates (or evidence of shares in book entry form) representing the number of shares of Cornerstone stock to be issued to holders of SmartFinancial stock in the form of merger consideration.

Within five business days after the effective time of the merger, the exchange agent will mail or deliver to each holder of record of shares of SmartFinancial stock a form of letter of transmittal and instructions for surrendering shares of SmartFinancial stock for the merger consideration. SmartFinancial shareholders should not return their stock certificates to us with the enclosed proxy card, and should not forward their stock certificates to the exchange agent without a letter of transmittal.

A holder of SmartFinancial stock will not be entitled to receive the merger consideration payable in respect of that stock until the holder surrenders his or her stock to the exchange agent accompanied by a duly executed letter of transmittal (or an agent’s message in the case of book entry shares held in street name) and such other documents as the exchange agent may reasonably require. In the event the merger consideration or any other amount payable to a holder of shares of SmartFinancial stock is to be paid to a person other than the person in whose name the shares are registered, the exchange agent must be provided appropriate evidence of, or appropriate instruments for, transfer and evidence that any applicable stock transfer or other taxes have been paid or are not applicable.

If a certificate representing SmartFinancial stock has been lost, stolen, or destroyed, the exchange agent will issue the merger consideration payable in respect of the shares represented by the certificate if the person claiming the certificate to be lost, stolen, or destroyed makes an affidavit of that fact and executes an indemnity agreement and/or posts a bond in such amount as Cornerstone and the exchange agent reasonably require as indemnity against any claim that may be made against them with respect to the certificate.

Dividends and other distributions payable or distributable with respect to shares of Cornerstone stock to be issued in connection with the merger will not be remitted to the person entitled to receive such Cornerstone stock until the person surrenders his or her SmartFinancial stock that has been converted into such

Cornerstone stock. Upon proper surrender of his or her SmartFinancial stock, all such dividends and other distributions will be remitted to such person without interest.

At the effective time of the merger, the stock transfer books of SmartFinancial will be closed and there will be no further transfers of shares of SmartFinancial stock on the records of SmartFinancial. Until surrendered in accordance with the procedures described above and in the merger agreement, certificates representing shares of SmartFinancial stock and book entry shares will after the effective time of the merger represent only the right to receive the consideration payable by Cornerstone in respect thereof under the merger agreement.

Resale of Cornerstone Common Stock

The shares of Cornerstone common stock to be issued in the merger will be registered under the Securities Act. SmartFinancial shareholders who are not affiliates of Cornerstone may generally freely trade their Cornerstone common stock upon completion of the merger. The term “affiliate” generally includes each person who is an executive officer, director, or 10% shareholder of Cornerstone after the merger.

Those shareholders who are deemed to be affiliates of Cornerstone may only sell their Cornerstone common stock as provided by Rule 144 under the Securities Act or as otherwise permitted under the Securities Act. For affiliates, Rule 144 requires the availability of current public information about the issuer, volume limitations, and other restrictions on the manner of sale of the shares.

Regulatory Matters

SmartFinancial and Cornerstone have agreed to cooperate with one another and use their reasonable best efforts to prepare all documents, to effect all filings, and to obtain all permits, consents, approvals, waivers, and authorizations of governmental authorities and other third parties (including the Federal Reserve and the Tennessee Department of Financial Institutions) necessary to consummate the merger. Additionally, each party has agreed to furnish the other parties with all information concerning itself and its subsidiaries, directors, officers, and shareholders as may be necessary in connection with any filing, notice, or application made or given with or to any governmental authority or other third party.

In order to consummate the merger of SmartFinancial with and into Cornerstone, we must obtain approval from the Federal Reserve and the Tennessee Department of Financial Institutions. We anticipate filing regulatory applications with the Federal Reserve and with the Tennessee Department of Financial Institutions shortly after the date of this joint proxy statement/prospectus. As of the date of this joint proxy statement/prospectus, neither the Federal Reserve nor the Tennessee Department of Financial Institutions had granted its approval. Neither approval nor possible approval of the combination by the Federal Reserve or the Tennessee Department of Financial Institutions: (i) reflects only the view that the transaction does not contravene applicable competitive standards imposed by law and is consistent with regulatory policies relating to safety and soundness; (ii) is not an opinion that the proposed combination is financially favorable to the shareholders or that the Federal Reserve or the Tennessee Department of Financial Institutions has considered the adequacy of the terms of the transaction; and (iii) is an endorsement of, or recommendation for, the combination.

Information Regarding Director Appointees

As of the effective time of the merger, Messrs. Driver, Fillauer, Hughes and Wiggins and Ms. Yessick will resign from Cornerstone’s board of directors and each of the current SmartFinancial directors will be appointed to serve as directors of Cornerstone. Each such individual will serve until Cornerstone’s next annual meeting of shareholders or their earlier resignation or removal under the surviving corporation’s second amended and restated bylaws to be adopted in connection with the merger and will be nominated for election at the first annual meeting of shareholders of the surviving corporation following the expiration of their initial term.

Set forth below is information regarding these director appointees:

Name (Age)	Director of SmartFinancial/ SmartBank Since	Positions and Business Experience
Victor Lynn Barrett (62)	2007	Mr. Barrett has served as a director of SmartFinancial since 2010 and as a director of SmartBank since its inception in 2007. Mr. Barrett graduated from the University of Texas at El Paso in 1974 with a Bachelor of Business Administration degree and a major in Accounting, and became a licensed Certified Public Accountant in 1976. From 1974 – 1983 he was employed by various oil-related companies in Houston, Texas with responsibilities in accounting and finance. Mr. Barrett was a co-founder of The Track Recreation Center/The Track-Pigeon Forge, L.P. in Pigeon Forge in 1984. “The Track” is a family entertainment center facility featuring attractions that include go-karts, bumper boats, miniature golf, thrill rides, kiddie rides and arcade games. Mr. Barrett expanded “The Track” business to Destin, Florida in 1989 (Recreation Investments of Florida, Inc.) and to Gulf Shores in Alabama in 1993 (Resort Recreation Center, Inc.).
		Mr. Barrett is presently a partner and shareholder in those businesses and serves in an executive capacity. Mr. Barrett serves on the board of directors of the Gatlinburg Airport Authority. Mr. Barrett is an Organizer and Director of SmartBank, and serves as a member of the Investment/ALCO, Executive Loan and Human Resources Committees and as the Chairman of the Audit Committee. Mr. Barrett is employed by RMV Florida Venture, Inc., which provides management and oversight to “The Track” companies described above. He has been employed by RMV for more than five years and is also a director and executive officer.
Ted Charles Miller (71)	2007	Mr. Miller has served as a director of SmartFinancial since 2010 and as a director of SmartBank since its inception in 2007. Mr. Miller is the President and Partner of Dolly Parton Productions and has over 51 years’ experience in tourism, recreation, development and marketing of themed attractions. Mr. Miller is Director and Secretary at World Choice Investments. Mr. Miller is a graduate of Reeds Springs, Missouri High School. Mr. Miller serves as Vice Chair of The Dollywood Foundation and The Imagination Library.
		Mr. Miller served as Co-Chair of an executive committee overseeing the State Tourism Department for Governor Bill Haslam. Mr. Miller is an Organizer and Director of SmartBank, and serves on the Executive Loan and Audit Committees.

Name (Age)	Director of SmartFinancial/ SmartBank Since	Positions and Business Experience
Keith E. Whaley (44)	2007	Dr. Whaley has served as a director of SmartFinancial since 2010 and as a director of SmartBank since its inception in 2007. Dr. Whaley is the founder of the Whaley Family Eyecare in Pigeon Forge, Tennessee. Dr. Whaley attended the University of Tennessee, Chattanooga (1989 – 1990) and the University of Tennessee (1990 – 1992). His earned his Bachelor of Science — Biology in 1994 from the Southern College of Optometry and his Doctor of Optometry in 1996. From 1997 – 2000 he was a part-time associate at Greer Family Eyecare.
		Dr. Whaley served as Mayor of the City of Pigeon Forge from May 2007 until May 2011, and currently serves on the Sevier County Board of Commissioners. Dr. Whaley is an Organizer of SmartBank, and currently serves on the Investment/ALCO and Audit Committees, as well as serving as Secretary to the board of directors. Dr. Whaley currently serves on the Board of Commissioners of the Sevier County Utility District.
William Y. Carroll, Sr. (75)	2007	Mr. Carroll has served as Chairman of the Board, Director of Business Development and a director of SmartFinancial since 2010, and Chairman of the Board, Director of Business Development and a director of SmartBank since its inception in 2007. Mr. Carroll began his banking career in 1963 at Hamilton National Bank in Knoxville where he was an Assistant Vice-President and Loan Officer. He joined Citizens National when it opened in 1973, serving originally as its Vice President. He was promoted to President and CEO in 1982 and elected Chairman of the Board in 1995. As CEO, Mr. Carroll led Citizens National's senior management team in all major decision making and led Citizens National Bank through a period of growth from three (3) to sixteen (16) offices and more than a half billion dollars in assets when he retired in 2005. As Chairman of the Board, Mr. Carroll was Chairman of Citizen National Bank’s loan and internal committees, as well as Chairman of the Asset/Liability Committee.
		He is past a President and board member of the Tennessee Bankers Association, the past President of Bank Administration Institute (Smoky Mountain Chapter), and past President of Ridgeway Life Insurance Company. Mr. Carroll is also a past member of the University of Tennessee Board of Trustees. Mr. Carroll served three (3) terms on the Board of the Federal Home Loan Bank of Cincinnati, and as a past member of the American Bankers Association Government Relations Committee. Mr. Carroll was a key organizer of SmartBank and currently serves on the Executive Loan, Human Resources, and Investment/ALCO Committees, and is an ex-officio member of the Audit Committee.
		Mr. Carroll is the father of William Y. Carroll, Jr.

Name (Age)	Director of SmartFinancial/ SmartBank Since	Positions and Business Experience
William Y. Carroll, Jr. (47)	2007	William (“Billy”) Young Carroll, Jr. is the President and Chief Executive Officer of SmartBank and the President & Chief Executive Officer of SmartFinancial. Mr. Carroll also is a founding Director of SmartBank and SmartFinancial. A graduate of the University of Tennessee, he earned his bachelor's degree in Business Administration in 1990. Following graduation, Mr. Carroll worked for Kraft CPAs in Nashville, Tennessee, earning his Certified Public Accountant certification. He joined Citizens National Bank in 1992 where he held various management positions, including Executive Vice President and Chief Financial Officer. He also served on the Bank's board of directors as well as the Loan Committee and Asset Liability Committee. Mr. Carroll is active in the community and served as past President of the Sevier County High School Foundation; member of the Sevierville Planning Commission; President of the Sevier County's University of Tennessee Alumni chapter; and numerous other local organizations. Mr. Carroll currently serves on the Board of the Federal Reserve Bank, Nashville branch.
		Mr. Carroll is the son of William Y. Carroll, Sr.
David A. Ogle (58)	2007	David A. Ogle has served as a director of SmartFinancial since 2010 and as a director of SmartBank since its inception in 2007. Mr. Ogle earned his B.B.A. from East Tennessee State University and has his Masters degree in Construction Science and Management from Clemson University. Mr. Ogle is a partner and co-founder of Five Oaks Development Group, which develops commercial real estate and tourism assets in East Tennessee. Mr. Ogle is founder and sole stockholder in Five Oaks/Ogle, Inc., a commercial general contractor and real estate broker, which has completed over $100 million in commercial construction since 1990. Mr. Ogle is co-founder and President of Oaktenn, Inc., which is the owner/operator of five hotel properties in Sevier County and a Marriott franchise partner. Mr. Ogle is also co-founder and officer in Five Oaks Outlet Centers, Inc., which develops and owns shopping centers and commercial property primarily in Sevier and Knox counties. Mr. Ogle is an Organizer of SmartBank, and serves on the Executive Loan and Human Resources Committees.

Name (Age)	Director of SmartFinancial/ SmartBank Since	Positions and Business Experience
Geoffrey A. Wolpert (59)	2007	Geoffrey A. Wolpert has served as a director of SmartFinancial since 2010 and as a director of SmartBank since its inception in 2007. Mr. Wolpert graduated from the University of South Carolina with a degree in business management. Following six years as the general manager of The Peddler Steakhouse in Gatlinburg, Mr. Wolpert purchased controlling interest in The Peddler Steakhouse in 1985. He opened The Park Grill restaurant in Gatlinburg in 1995. In 1991 Mr. Wolpert joined the board of directors of The First National Bank of Gatlinburg. Mr. Wolpert was on the Executive Committee of the board of directors when it merged with BankFirst, which ultimately became publicly traded on Nasdaq and was acquired by BB&T. Mr. Wolpert resigned from the BB&T advisory boards for the East Tennessee Region and Sevier County to participate in the formation of SmartBank.
		Mr. Wolpert is the founding President of the Gatlinburg Gateway Foundation, and is currently serving on the Executive Committee as the Past-President of the Board of Governors of the Arrowmont School of Arts & Crafts. Mr. Wolpert is an Organizer of SmartBank, and serves on the Audit and Human Resources Committees.

Information Regarding Executive Officers

Set forth below is information about SmartFinancial’s executive officers, other than Mr. Bill Carroll, SmartFinancial’s Chairman and Director of Business Development who is also a director and is discussed above, and Mr. Billy Carroll, SmartFinancial’s President and Chief Executive Officer.

Name (Age)	Officer Since	Position with SmartFinancial and Business Experience
Gregory L. Davis (48)	2010	Mr. Davis has served as SmartBank’s Executive Vice President since 2010 and its Chief Lending Officer since its inception in August 2006, and as a director of SmartBank since 2010. Mr. Davis is a 1988 graduate of the University of Tennessee with a Bachelor of Science degree, with Honors, in Finance. Mr. Davis began his career as an examiner for the Tennessee Department of Financial Institutions. In 1998 Mr. Davis joined BB&T as its Vice President and Commercial Lender. Mr. Davis earned the bank’s “Sterling Performer for 2002 BB&T East Tennessee Region” as the company’s top commercial lender for the region. Mr. Davis became Senior Vice President and the City Executive for BB&T in Sevier County and was responsible for coordinating documentation, credit analysis, and loan reviews for commercial lending as well as prospecting, deposit gathering, product sales, and officer training and coaching. Mr. Davis serves on the Bank's Investment/ALCO Committee.

Name (Age)	Officer Since	Position with SmartFinancial and Business Experience
C. Bryan Johnson (46)	2011	Mr. Johnson has served as Executive Vice President and Chief Financial Officer of SmartBank since 2011 and previously served as its Vice President and Controller since 2010. Mr. Johnson is a 1991 graduate of the United States Military Academy at West Point with a Bachelor of Science in Economics, Mathematical. After college, he attended Officer Basic Training and Airborne School before serving as an Artillery Officer with the First Armored Division in Europe. Following a deployment to Bosnia as the Battalion Intelligence officer, Mr. Johnson left the Army as a Captain.
		In 2000 Mr. Johnson received his J.D. and MBA in Finance from the University of Tennessee. Mr. Johnson has held the Chartered Financial Analyst Designation since 2000. Following graduate school, he joined Moon Capital Management, a registered investment advisor where he was primarily responsible for public company research. In addition, from 2002 to 2009 he taught senior level finance classes and a graduate accounting class at the University of Tennessee as an adjunct professor. He is a member of the CFA Society of East Tennessee and a member of the West Point Society of East Tennessee.
Rhett D. Jordan (43)	2013	Mr. Jordan has served as the Executive Vice President and Chief Credit Officer of SmartBank since November 2013. Mr. Jordan received his Bachelor of Science degree in Business Administration with a Management concentration from Samford University, and his MBA from Spring Hill College in Mobile, Alabama. Mr. Jordan has been in the banking industry for 21 years. Mr. Jordan most recently served as the Senior Vice President & East Tennessee Area Credit Officer for Regions Bank in Knoxville, beginning in 2012, prior to joining SmartBank. He also served as the Executive Vice President and Chief Credit Officer for BankEast in Knoxville beginning in 2009 and assisted with BankEast's acquisition by U.S. Bank from January 2012 to March 2012.
		Mr. Jordan previously served in various relationship management and credit roles throughout his banking career in the state of Alabama. Mr. Jordan is currently a member of the Risk Management Association, and is a past member of the Association of Financial Professionals and the United Way of East Tennessee Funds Allocation Committee. Mr. Jordan also served on various regional not for profit organization boards and committees during his banking career.

Important United States Federal Income Tax Consequences of the Merger

The following discussion summarizes the anticipated material U.S. federal income tax consequences of the merger generally applicable to U.S. Shareholders (as defined below) of SmartFinancial who hold SmartFinancial common stock as a capital asset within the meaning of Section 1221 of the Code. This summary deals only with the U.S. federal income tax consequences of the merger. No information is provided regarding the tax consequences of the merger under state, local, gift, estate, foreign or other tax laws. We do not intend for this summary to be a complete description of the U.S. federal income tax consequences of the merger to all SmartFinancial shareholders in light of their particular circumstances or to SmartFinancial shareholders subject to special treatment under U.S. federal income tax laws, such as:

•	shareholders who are not a U.S. person;
•	entities treated as partnerships for U.S. federal income tax purposes or SmartFinancial shareholders who hold their shares through entities treated as partnerships for U.S. federal income tax purposes;
•	qualified insurance plans;
•	tax-exempt organizations;
•	qualified retirement plans and individual retirement accounts;
•	brokers or dealers in securities or currencies;
•	traders in securities that elect to use a mark-to-market method of accounting;
•	regulated investment companies;
•	real estate investment trusts;
•	persons whose functional currency is not the U.S. dollar;
•	shareholders who received their stock upon the exercise of employee stock options or otherwise acquired their stock as compensation;
•	persons who purchased or sell their shares of SmartFinancial stock as part of a wash sale; or
•	shareholders who hold the stock as part of a “hedge,” “straddle” or other risk reduction, “constructive sale,” or “conversion transaction,” as these terms are used in the Code.

This discussion is based upon, and subject to, the Code, the Treasury Regulations promulgated thereunder, existing interpretations, administrative rulings and judicial decisions all of which are in effect as of the date of this statement, and all of which are subject to change, possibly with retroactive effect. Any such change could affect the continuing validity of this discussion. No ruling has been requested from the IRS regarding the U.S. federal income tax consequences of the merger. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the U.S. federal income tax consequences set forth below.

We urge you to consult a tax advisor regarding the tax consequences of the merger to you as well as the effects of state, local, non-U.S. tax laws and U.S. tax laws other than income tax laws. Tax laws are complex, and your individual circumstances may affect the tax consequences to you.

U.S. Shareholders

For purposes of this discussion, the term “U.S. Shareholder” means a beneficial owner of SmartFinancial stock that is:

•	a citizen or resident of the U.S.;
•	a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the U.S. or any state or the District of Columbia;
•	a trust that (i) is subject to both the primary supervision of a court within the U.S. and the control of one or more U.S. persons, or (ii) has a valid election in effect under applicable U.S. treasury regulations to be treated as a U.S. person; or
•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

If a partnership (including any entity or arrangement, domestic or foreign, which is treated as a partnership for U.S. federal income tax purposes) holds SmartFinancial stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships and partners in such a partnership should consult their tax advisors regarding the tax consequences of the merger to them.

Qualification of the Merger as a Reorganization

Pursuant to the merger agreement, SmartFinancial will merge with and into Cornerstone, pursuant to the provisions of the Tennessee Business Corporation Act. At the effective time of the merger, which is the date the articles of merger are filed with the Tennessee Secretary of State, each share of SmartFinancial common stock issued and outstanding will be converted into the right to receive shares of Cornerstone common stock based on an exchange ratio agreed to by the parties in the merger agreement. Also, at the effective time of the merger, each share of the SmartFinancial SBLF stock issued and outstanding will be exchanged for the Cornerstone SBLF stock. Each SmartFinancial option will be automatically cancelled and converted into an option to purchase that number of shares of Cornerstone common stock equal to the number of shares of SmartFinancial common stock issuable upon the exercise of such SmartFinancial option immediately prior to the effective time multiplied by the exchange ratio. As a result of the merger, substantially all of SmartFinancial’s assets, including, but not limited to, all of the stock of SmartBank, a Tennessee-chartered bank, will be acquired by Cornerstone, and SmartBank’s banking business will be continued by or used by the surviving corporation in its banking business.

The merger is generally characterized as a “statutory merger.” Certain specific requirements in the Code and Treasury Regulations applicable to such a type of merger must be satisfied for the merger to be a “tax-free” reorganization under Section 368(a) of the Code. The requirements specific to the merger to qualify as a reorganization under Section 368(a) of the Code are (1) the merger of SmartFinancial with and into Cornerstone pursuant to the provisions of the Tennessee Business Corporation Act, (2) the use of Cornerstone stock as the merger consideration, and (3) other general requirements applicable to all “tax-free” reorganizations under Section 368(a) of the Code must also be satisfied.

In addition to satisfying the specific requirements imposed on the merger by Section 368(a) of the Code as generally described above, the merger will be undertaken pursuant to a plan of reorganization (i.e., the merger agreement) for reasons germane to the businesses of SmartFinancial and Cornerstone and there will be a continuity of SmartFinancial’s business enterprise or SmartFinancial’s business assets (i.e., SmartBank) that will be used by the surviving corporation in the banking business. As a result, the merger should qualify as a reorganization under Section 368(a) of the Code as long as the “continuity of interest” requirement is also satisfied.

“Continuity of interest” requires that in substance a substantial part of the value of the SmartFinancial stock is exchanged for Cornerstone stock. Under guidelines set forth in the Treasury Regulations, if at least 40 percent of the value of the consideration delivered in exchange for the value of SmartFinancial’s aggregate equity consists of Cornerstone stock, then the “continuity of interest” requirement should be satisfied, even if the remaining SmartFinancial equity is exchanged for other consideration that is not Cornerstone equity. Any SmartFinancial options to purchase SmartFinancial stock that are outstanding as of the effective time of the merger are not regarded as outstanding SmartFinancial stock. It is anticipated that at least 40 percent of the value of the common stock and preferred stock of SmartFinancial (determined as of the day before the date that the merger agreement was executed) will be exchanged for Cornerstone stock.

Tax Consequences of Merger for U.S. Shareholders

Cornerstone and SmartFinancial have structured the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. It is a condition to Cornerstone’s obligation to complete the merger that Cornerstone receive an opinion of its legal counsel, Miller & Martin, dated the closing date of the merger, to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. It is a condition to SmartFinancial’s obligation to complete the merger that SmartFinancial receive an opinion of its legal counsel, Butler Snow, dated the closing date of the merger, to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. These opinions will be based on assumptions, representations, warranties and covenants, including those contained in the merger agreement and in letters and certificates provided by Cornerstone and SmartFinancial. The accuracy of such assumptions, representations and warranties, and compliance with such covenants, could affect the conclusions set forth in such opinions. None of the tax opinions given in connection with the merger or the opinions described below will be binding on the IRS. Neither Cornerstone nor SmartFinancial intends to request any ruling from the IRS as to the U.S. federal income tax consequences of the merger. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. In addition, if any of the representations or assumptions upon which those opinions are based is inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected.

Since it is anticipated that the merger should qualify as a reorganization under Section 368(a) of the Code, the U.S. federal income tax consequences of the merger to an owner of SmartFinancial stock that is a U.S. Shareholder generally will depend on whether the U.S. Shareholder exchanges SmartFinancial stock for cash, Cornerstone stock or a combination of cash and Cornerstone stock.

•	Exchange Solely for Cornerstone Stock. No gain or loss will be recognized by U.S. Shareholders upon the exchange of shares of either SmartFinancial common stock or the SmartFinancial SBLF stock or for shares of Cornerstone common stock or the Cornerstone SBLF stock, as the case may be, pursuant to the merger.
•	Tax Basis of Cornerstone Stock Received in the Merger. The aggregate tax basis of the Cornerstone common stock received in the merger will equal the aggregate tax basis of the SmartFinancial common stock surrendered in the exchange that is treated as received in exchange for SmartFinancial common stock and increased by the amount of gain, if any, recognized in the exchange. The aggregate tax basis of the Cornerstone SBLF stock received in the merger will equal the aggregate tax basis of the SmartFinancial SBLF stock surrendered in the exchange.
•	Holding Period of Cornerstone Common Stock Received in the Merger. The holding period for any Cornerstone stock received in the merger will include the holding period of the SmartFinancial stock surrendered in the exchange.

Tax Consequences of Merger for Cornerstone and SmartFinancial

Neither Cornerstone nor SmartFinancial will recognize taxable gain or loss as a result of the merger.

Tax Consequences if the Merger Does Not Qualify as a Reorganization

If the merger fails to qualify as a reorganization, within the meaning of Section 368(a) of the Code, the merger will be a fully taxable transaction to the shareholders of SmartFinancial common stock. In such case, U.S. Shareholders will recognize gain or loss measured by the difference between the total consideration received in the merger and such shareholders’ tax basis in the shares of SmartFinancial common stock surrendered in the merger. Each shareholder of SmartFinancial common stock is urged to consult its tax advisor regarding the manner in which gain or loss should be calculated among different blocks of SmartFinancial common stock surrendered in the merger. The aggregate tax basis in the shares of Cornerstone common stock received pursuant to the merger will be equal to the fair market value of such Cornerstone common stock as of the closing date of the merger. The holding period of such shares of Cornerstone common stock will begin on the date immediately following the closing date of the merger.

Reporting Requirements

A SmartFinancial stockholder who receives Cornerstone common stock as a result of the merger will be required to retain records pertaining to the merger. Certain SmartFinancial stockholders are subject to certain reporting requirements with respect to the merger. In particular, such stockholders will be required to attach a statement to their tax returns for the year of the merger that contains the information listed in Treasury Regulation Section 1.368-3(b). Such statement must include the stockholder’s adjusted tax basis in its SmartFinancial common stock and other information regarding the reorganization. SmartFinancial’s stockholders are urged to consult with their tax advisers with respect to these and other reporting requirements applicable to the merger.

Backup Withholding

In general, information reporting requirements may apply to any cash payments made to holders of SmartFinancial stock in connection with the merger, unless an exemption applies. Backup withholding may be imposed on the above payments at a rate of 28% if a U.S. Shareholder or Non-U.S. Shareholder (i) fails to provide a taxpayer identification number or appropriate certificates, or (ii) otherwise fails to comply with all applicable requirements of the backup withholding rules.

Any amounts withheld from payments to shareholders of SmartFinancial stock under the backup withholding rules are not an additional tax and will be allowed as a refund or credit against your applicable U.S. federal income tax liability, provided the required information is furnished to the IRS. Both U.S. Shareholders and Non-U.S. Shareholders should consult their own tax advisors regarding the application of backup withholding based on their particular circumstances and the availability and procedure for obtaining an exemption from backup withholding.

THE PRECEDING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS RELEVANT THERETO. THUS, SMARTFINANCIAL SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISERS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO THEM, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY AND EFFECT OF NON-U.S., FEDERAL, STATE, LOCAL, AND OTHER APPLICABLE TAX LAWS, AND THE EFFECT OF ANY PROPOSED CHANGES IN THE TAX LAWS.

Directors of the Surviving Corporation and Subsidiary Banks after the Merger

At the effective time of the merger, the number of directors on the board of directors of the surviving corporation will be 11, of whom seven will be existing members of the SmartFinancial board of directors and four will be existing members of the Cornerstone board of directors. The members of the current SmartFinancial board of directors who will serve on the surviving corporation’s board of directors after the merger are: Victor L. Barrett, William (Bill) Carroll, Sr., William (Billy) Y. Carroll, Jr., Ted C. Miller, David A. Ogle, Keith E. Whaley, and Geoffrey A. Wolpert. The members of the current Cornerstone board of directors who will continue to serve on the surviving corporation’s board of directors after the merger are: Monique P. Berke, Frank S. McDonald, Doyce G. Payne, MD, and W. Miller Welborn. Mr. Welborn will serve as the Chairman of the surviving corporation’s board of directors following the merger.

Under the corporate governance rules of Nasdaq, Ms. Berke and Messrs. McDonald and Payne are currently independent directors, and after the merger, will continue to be independent directors. At the effective time of the merger, Messrs. Barrett, Miller, Ogle, Whaley, and Wolpert will be independent directors under the corporate governance rules of the Nasdaq. William (Bill) Carroll, Sr., William (Billy) Y. Carroll, Jr. and W. Miller Welborn will not be independent with respect to the surviving corporation after the effective time of the merger.

Following the merger, the SmartBank board will continue to have the same directors, with the addition of Mr. Welborn as a member of the board of directors. Following the merger, the Cornerstone Community Bank board of directors will continue to have the same directors, with the addition of William (Billy) Y. Carroll, Jr.

The following table sets forth each director of the surviving corporation, SmartBank, and Cornerstone Community Bank after the merger:

Name	Current Board(s)	Post-Merger Board Position(s)
		Surviving Corporation’s Board	SmartBank Board	Cornerstone Community Bank Board
Victor L. Barrett	SmartFinancial and SmartBank	Director	Director	—
Monique P. Berke	Cornerstone and Cornerstone Community Bank	Director	—	Director
William (Bill) Carroll, Sr.	SmartFinancial and SmartBank	Director, Vice Chairman	Director, Chairman	—
William (Billy) Y. Carroll, Jr.	SmartFinancial and SmartBank	Director	Director	Director
Greg L. Davis	SmartBank	—	Director	—
B. Kenneth Driver	Cornerstone and Cornerstone Community Bank	—	—	Director
Karl Fillauer	Cornerstone and Cornerstone Community Bank	—	—	Director
Nathaniel F. Hughes	Cornerstone and Cornerstone Community Bank	—	—	Director
Frank S. McDonald	Cornerstone and Cornerstone Community Bank	Director	—	Director
Ted C. Miller	SmartFinancial and SmartBank	Director	Director	—
David A. Ogle	SmartFinancial and SmartBank	Director	Director	—
Doyce G. Payne, M.D.	Cornerstone and Cornerstone Community Bank	Director	—	Director
Robert B. Watson	Cornerstone Community Bank	—	—	Director
W. Miller Welborn	Cornerstone and Cornerstone Community Bank	Director, Chairman	Director	Director, Chairman
Keith E. Whaley	SmartFinancial and SmartBank	Director	Director	—
Billy O. Wiggins	Cornerstone and Cornerstone Community Bank	—	—	Director
Geoffrey A. Wolpert	SmartFinancial and SmartBank	Director	Director	—
Marsha Yessick	Cornerstone and Cornerstone Community Bank	—	—	Director

Officers of the Surviving Corporation and Subsidiary Banks after the Merger:  The following table sets forth each executive officer of the surviving corporation, SmartBank, and Cornerstone Community Bank after the merger:

Name	Current Organization and Officer Position	Post-Merger Officer Position(s)
		Surviving Corporation	Cornerstone Community Bank	SmartBank
Felicia Barbee	Cornerstone Community Bank Chief Financial Officer	—	Chief Financial Officer	—
William (Bill) Y. Carroll, Sr.	SmartBank Director of Business Development	—	—	Director of Business Development
William (Billy) Y. Carroll, Jr.	SmartFinancial and SmartBank President and CEO	President and CEO	—	President and CEO
John H. Coxwell, Sr.	Cornerstone and Cornerstone Community Bank Senior Executive Officer	Executive Vice President and Chief Operating Officer	Executive Vice President and Chief Operating Officer	—
Gregory L. Davis	SmartBank Executive Vice President and Chief Lending Officer	—	—	Executive Vice President and Chief Lending Officer
Nathaniel F. Hughes	Cornerstone President and CEO	Executive Vice President, Investment Officer and Institutional Investor Relations	—	—
C. Bryan Johnson	SmartBank Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer	—	Executive Vice President and Chief Financial Officer
Rhett D. Jordan	SmartBank Executive Vice President and Chief Credit Officer	Executive Vice President and Chief Credit Officer	—	Executive Vice President and Chief Credit Officer
Gary W. Petty, Jr.	Cornerstone Executive Vice President and Chief Financial Officer; Cornerstone Community Bank Executive Vice President and Chief Operating Officer	Executive Vice President and Chief Risk Officer	Executive Vice President and Chief Risk Officer	—
James R. Vercoe, Jr.	Cornerstone Community Bank Executive Vice President and Chief Credit Officer	—	Executive Vice President and Regional Credit Officer	—
Robert B. Watson	Cornerstone Community Bank President	—	President	—

Interests of Employees and Directors of SmartFinancial in the Merger

General.  Some of the employees and directors of SmartFinancial have interests in the merger in addition to their interests as shareholders of SmartFinancial generally. These interests include, among others, proposed employee benefits for those who become employees of the surviving corporation after the merger, the appointment of certain SmartFinancial directors to the board of directors of the surviving corporation and the board of directors of Cornerstone Community Bank, and insurance coverage and indemnification for the surviving corporation’s directors and officers, as described below.

Stock Options.   As described above under the caption “Treatment of SmartFinancial Stock Options,” at the effective time of the merger, each outstanding option to purchase shares of SmartFinancial common stock under the SmartFinancial, Inc. 2010 Incentive Plan or the SmartBank Stock Option Plan shall be automatically cancelled and converted into an option to purchase that number of shares of Cornerstone common stock equal to the number of shares of SmartFinancial common stock issuable upon the exercise of such option immediately prior to the effective time of the merger multiplied by the exchange ratio set forth in the merger agreement. The per share exercise price of a SmartFinancial option shall be equal to the per share exercise price of the SmartFinancial option immediately prior to the effective time of the merger divided by the exchange ratio set forth in the merger agreement.

Employment Agreements.   As described above, after the merger, Mr. Billy Carroll, who is currently a Director, the President, and the Chief Executive Officer of SmartFinancial, will replace Mr. Nathaniel F. Hughes as the President and Chief Executive Officer of Cornerstone, and will serve as a Director of the surviving corporation and of Cornerstone Community Bank. Mr. Bryan Johnson, who is currently an Executive Vice President and the Chief Financial Officer of SmartBank, will become Executive Vice President and Chief Financial Officer of the surviving corporation, and will continue to hold his position as executive vice president and Chief Financial Officer of SmartBank. Mr. Rhett Jordan, who is currently Executive Vice President and the Chief Credit Officer of SmartBank, will become Executive Vice President and Chief Credit Officer of the surviving corporation, and will continue to hold his position as Executive Vice President and Chief Credit Officer of SmartBank. Mr. Bill Carroll will continue in his capacity as the Director of Business Development of SmartBank, in addition to serving as Vice Chair of the surviving corporation board of directors and Chair of the SmartBank board of directors. Mr. Gregory L. Davis will continue to serve as Executive Vice President and Chief Lending Officer for SmartBank and as a director for SmartBank.

Each of Messrs. Billy Carroll, Bill Carroll, Davis, Johnson, and Jordan have entered into employment agreements with SmartFinancial and/or SmartBank (as the case may be), with each such agreement expressly providing that such agreements will survive the merger of SmartFinancial with and into Cornerstone (in the case of employment agreements to which SmartFinancial is a party) and the merger of Cornerstone Community Bank with and into SmartBank (in the case of employment agreements to which SmartBank is a party). The terms of the employment agreements for these five individuals are described below, as such agreements will be in effect following the closing of the merger.

Under the employment agreements, the officers receive salaries that will be reviewed by the surviving corporation’s compensation committee at least annually. In addition to salary, the officers are eligible for annual bonuses and may receive a cellular phone allowance, business and professional education expenses, paid vacation, and any other benefits, including, without limitation, retirement plan and health, dental, life, and disability insurance benefits, as may be available from time to time to similarly situated employees of the surviving corporation. Additionally, Mr. Davis’ employment agreement provides that he shall receive a term life insurance policy; Mr. Billy Carroll, Mr. Davis, and Mr. Jordan have use of a bank-owned automobile; and Mr. Billy Carroll and Mr. Bill Carroll receive an annual allowance for club memberships.

The terms of the agreements with Mr. Billy Carroll and Mr. Bill Carroll will extend for three years, and the terms of the agreements with Messrs. Davis, Johnson, and Jordan will extend for two years. The agreements automatically renew for additional one-year terms unless either party gives written notice to the other party of the party’s intent not to renew the agreement at least 60 days prior to the end of the initial term or then-current renewal term.

If the current employer or the surviving corporation terminates an officer’s employment agreement without cause or if an officer terminates his or her employment agreement for cause, then the officer will be entitled to a multiple of the officer’s then-current annual base salary and, for a period of up to 12 months following such termination, the officer, and the officer’s spouse and eligible dependents, will continue to be eligible to receive medical coverage under the surviving corporation’s medical plan, subject to certain conditions.

If an officer’s employment agreement is terminated without cause by the current employer or the surviving corporation, as applicable, or with cause by the officer within twelve months following a change of control of the surviving corporation, then the officer will be entitled to a lump-sum severance payment equal to two times the officer’s then-current annual base salary and, for a period of up to 12 months following such termination, the officer, and the officer’s spouse and eligible dependents, will continue to be eligible to receive medical coverage under the surviving corporation’s medical plan, subject to certain conditions.

The employment agreements contain provisions restricting the officer’s ability to compete, either directly or indirectly, with the surviving corporation, SmartBank and/or Cornerstone Community Bank within a 75-mile radius of any banking office maintained by the surviving corporation, SmartBank and/or Cornerstone Community Bank during the period of such officer’s employment and for a period 12 months following the termination of the officer’s employment. The restrictions on the officer’s ability to compete with the surviving corporation, SmartBank and/or Cornerstone Community Bank apply to the former employee for the period of time in which the employee is entitled to receive any severance benefit. The employment agreements also contain provisions restricting the employee’s ability to solicit customers or employees of the surviving corporation, SmartBank, and/or Cornerstone Community Bank during the period of such officer’s employment and for a period of 12 months after the termination of the officer’s employment, or to make any untruthful statement that could reasonably be perceived to disparage the surviving corporation, SmartBank and/or Cornerstone Community Bank during the period of such officer’s employment and for a period of two years thereafter. Additionally, the employment agreements contain provisions relating to the protection of confidential information which restrict the officer’s ability to take any action which would cause any information of the surviving corporation or its subsidiary banks to lose its character or cease to qualify, or fail to take any action necessary in order to prevent any information of the surviving corporation or its subsidiary banks from losing its character or ceasing to qualify, as confidential information or a trade secret of SmartFinancial, Cornerstone, SmartBank and/or Cornerstone Community Bank, as the case may be, during the period of such officer’s employment and for a period of two years after the termination of such officer’s employment.

The dollar amounts of the executive officers compensation is as follows: Mr. Billy Carroll will receive an initial base salary of $300,000, Mr. Bill Carroll will receive an initial base salary of $225,000, Mr. Davis will receive an initial base salary of $178,258, Mr. Johnson will receive an initial base salary of $175,000, and Mr. Jordan will receive an initial base salary of $178,500.

Director Fees.  As of the effective time of the merger, each of the current members of the SmartFinancial board will be appointed as members of the surviving corporation’s board of directors. In connection with such service, each such director shall receive director fees for such service. Currently, members of the SmartFinancial board generally receive $1,200 per month, and $300 per SmartBank board committee meeting attended. The parties anticipate that the surviving corporation’s board of directors will receive similar fees for service for non-employee directors.

Indemnification and Insurance.  For a period of six years after the merger, Cornerstone Community Bank will indemnify each of the current and former directors and officers of SmartFinancial against all liabilities and damages based on or pertaining to the fact that he or she was a director or officer of SmartFinancial or was serving in some capacity of another entity at the request of SmartFinancial to the fullest extent such individual would have been entitled to be so indemnified, subject to applicable law, under the charter and bylaws of SmartFinancial in effect as of the date of the merger agreement. Additionally, prior to the effective time of the merger, SmartFinancial shall obtain, and, after the effective time, Cornerstone Community Bank shall maintain, “tail” liability insurance providing coverage for a period of not less than three years after the effective time of the merger for persons who are currently covered by SmartFinancial’s existing directors’ and officers’ liability insurance policy.

Interests of Employees and Directors of Cornerstone in the Merger

Certain of Cornerstone and Cornerstone Community Bank’s executive officers and directors have financial and other interests in the merger that are in addition to, or different from, their interests as Cornerstone shareholders generally. Cornerstone’s board of directors was aware of these interests and considered them, among other matters, in approving and adopting the merger agreement.

Certain of Cornerstone and Cornerstone Community Bank’s executive officers have entered into new employment agreements which were executed and effective simultaneous with the merger agreement. These executive officers include Felicia Barbee, John H. Coxwell, Nathaniel F. Hughes, Gary W. Petty, Jr., Robert B. Watson, and James R. Vercoe. Each such employment agreement is in the same form, and contains the same or substantially similar terms as, the employment agreements described above to be entered into by of Messrs. Billy Carroll, Bill Carroll, Davis, Johnson, and Jordan.

Mrs. Barbee receives an initial base salary of $102,000, and after the consummation of the merger, Mrs. Barbee will continue to serve as the Chief Financial Officer of Cornerstone Community Bank. Mr. Coxwell receives an initial base salary of $145,000 and will serve as Executive Vice President and Chief Operating Officer of the surviving corporation. Mr. Hughes receives an initial base salary of $169,200, and after the consummation of the merger, Mr. Hughes will serve as the Executive Vice President, Investment Officer and Institutional Investor Relations of the surviving corporation. Mr. Petty receives an initial base salary of $130,000, and will continue to serve as the Executive Vice President and Chief Risk Officer of the surviving corporation. Mr. Watson receives an initial base salary of $175,000, and will continue to serve as the President of Cornerstone Community Bank after the merger. Mr. Vercoe receives an initial base salary of $135,000, and after the consummation of the merger, he will continue to serve as the Executive Vice President and Regional Credit Officer of Cornerstone Community Bank.

Options held by certain named executive officers will vest as a result of the merger. See “Cornerstone Proposal No. 7 — Merger-Related Executive Compensation.”

We also expect that directors and officers of Cornerstone may also participate in the private offering component of the financing transaction. To date four officers and directors of Cornerstone have expressed an interest in participating in the private offering component of the financing transaction.

Conditions to Consummation of the Merger

The respective obligations of Cornerstone, Cornerstone Community Bank, SmartFinancial and SmartBank to consummate the merger are subject to the satisfaction or, to the extent permissible, waiver of certain conditions, including:

•	the approval of the merger agreement by SmartFinancial’s shareholders;
•	the approval of the merger agreement by Cornerstone’s shareholders;
•	the receipt of all required consents and approvals of governmental authorities (including the Federal Reserve and the Tennessee Department of Financial Institutions), without the imposition of any non-standard condition or restriction which the Cornerstone or SmartFinancial board of directors determines would materially reduce the benefits of the merger, and the expiration of all statutory waiting periods;
•	the absence of any order, decree, or injunction of any governmental authority enjoining or prohibiting the merger, and the absence of any law prohibiting or making illegal the consummation of the merger;
•	the effectiveness of this registration statement under the Securities Act and the absence of any stop order suspending its effectiveness or any proceeding to suspend its effectiveness, and the filing and receipt of all necessary registrations, consents, approvals and notices under state securities laws;
•	holders of not more than 7% of SmartFinancial’s outstanding common stock and Cornerstone’s outstanding common stock, taken together in the aggregate, having perfected their rights to dissent from the merger under the Tennessee Business Corporation Act;

•	the approval by Cornerstone’s shareholders of the authorized stock amendment proposal and the filing of such with the Tennessee Secretary of State;
•	the redemption, or completion of any action necessary for the redemption, by Cornerstone of the issued and outstanding shares of its Series A preferred stock;
•	the completion by SmartFinancial and Cornerstone of all actions necessary to provide for, and the receipt of all consents and approvals required for, the exchange of the issued and outstanding shares of the SmartFinancial SBLF stock for shares of the Cornerstone SBLF sock, in accordance with SmartFinancial’s governing documents, the terms of the SBLF agreement with the U.S. Treasury, and the terms of any other agreements pursuant to which the SmartFinancial SBLF stock was issued or required to be entered into to effect such exchange;
•	the completion by Cornerstone and Cornerstone Community Bank of such financing transactions necessary to supplement capital in order to obtain all required consents and approvals of governmental authorities (for purposes of the merger agreement, “financing transaction” means (i) an offer and sale by Cornerstone of shares of Cornerstone’s common stock having a market value up to but not to exceed $10,000,000, on terms set forth in the merger agreement and on such other terms as mutually acceptable to the parties, and/or (ii) the incurrence by Cornerstone of indebtedness in the form of one or more holding company loans on mutually acceptable terms to the parties, in either case to facilitate the transactions contemplated by the merger agreement);
•	the execution of an employment agreement by and among the surviving corporation, SmartBank, and William (Billy) Y. Carroll, Jr., providing for his employment as president and chief executive officer of the surviving corporation and SmartBank for three years after the effective time of the merger agreement; and
•	the execution of an employment agreement by and between SmartBank and William (Bill) Carroll, Sr., providing for his employment as director of business development of SmartBank after the effective time of the merger agreement.

The respective obligations of SmartFinancial and SmartBank to consummate the merger is also subject to the satisfaction or, to the extent permissible, waiver of certain additional conditions, including:

•	the accuracy of the representations and warranties of Cornerstone and Cornerstone Community Bank in the merger agreement, both as of the date of the merger agreement and as of the date of the closing of the transactions provided for by the merger agreement, subject to the materiality standards provided for in the merger agreement;
•	Cornerstone’s and Cornerstone Community Bank’s performance of and compliance with, in all material respects, their obligations and covenants under the merger agreement;
•	Cornerstone having not suffered a material adverse effect since June 30, 2014;
•	SmartFinancial’s and SmartBank’s receipt of a certificate, dated as of the date of the closing of the transactions provided for by the merger agreement, signed by the chief executive officer and chief financial officer of Cornerstone and Cornerstone Community Bank to the effect that the three conditions described immediately above have been satisfied;
•	the receipt by Cornerstone and Cornerstone Community Bank of all consents, approvals, and waivers required to be obtained by Cornerstone and Cornerstone Community Bank in connection with the consummation of the transactions contemplated by the merger agreement;
•	the receipt by SmartFinancial from its legal counsel of an opinion stating that the merger will qualify as “reorganization” within the meaning of Section 368(a) of Chapter 26 of the United States Code;
•	the delivery by Cornerstone to an exchange agent of a certificate or certificates, or evidence of shares in book entry form, representing the number of shares of Cornerstone stock to be issued to holders of SmartFinancial stock in connection with the merger;

•	the receipt by SmartFinancial and SmartBank of evidence of (i) the filing of the authorized stock amendment and the Series A redemption amendment with the Tennessee Secretary of State, and (ii) the filing of the reverse stock split amendment with the Tennessee Secretary of State;
•	the approval of a second amended and restated Cornerstone charter by Cornerstone’s shareholders and the filing of such with the Tennessee Secretary of State;
•	the approval of second amended and restated Cornerstone bylaws;
•	the delivery of a written resignation by each member of Cornerstone’s board of directors not identified as a member of the post-merger board of directors, with such resignation to be effective as of the effective time of the merger; and
•	the adoption by Cornerstone’s board of directors of the Cornerstone 2015 Stock Incentive Plan and the approval of such by its shareholders.

The respective obligations of Cornerstone and Cornerstone Community Bank to consummate the merger are also subject to the satisfaction or, to the extent permissible, waiver of certain additional conditions, including:

•	the accuracy of the representations and warranties of SmartFinancial and SmartBank in the merger agreement, both as of the date of the merger agreement and as of the date of the closing of the transactions provided for by the merger agreement, subject to the materiality standards provided for in the merger agreement;
•	SmartFinancial’s and SmartBank’s performance of and compliance with, in all material respects, their obligations and covenants under the merger agreement;
•	SmartFinancial having not suffered a material adverse effect since June 30, 2014; and
•	the receipt by Cornerstone and Cornerstone Community Bank of a certificate, dated as of the date of the closing of the transactions provided for by the merger agreement, signed by the chief executive officer and chief financial officer of each of SmartFinancial and SmartBank to the effect that the three conditions described immediately above have been satisfied;
•	the receipt by SmartFinancial and SmartBank of all consents, approvals, and waivers required to be obtained by SmartFinancial and SmartBank in connection with the consummation of the transactions contemplated by the merger agreement; and
•	the receipt by Cornerstone from its legal counsel of an opinion stating that the merger will qualify as “reorganization” within the meaning of Section 368(a) of Chapter 26 of the United States Code.

Termination of the Merger Agreement

The merger agreement may be terminated at any time before the effective time of the merger:

•	by mutual written consent of Cornerstone, Cornerstone Community Bank, SmartFinancial, and SmartBank;
•	by either Cornerstone and/or Cornerstone Community Bank or SmartFinancial and/or SmartBank, if the merger is not consummated by September 30, 2015, unless (i) in the event of termination by SmartFinancial and/or SmartBank, the failure to consummate the merger by this date is not due to the failure of SmartFinancial or SmartBank to perform or observe its obligations or covenants under the merger agreement, and (ii) in the event of termination by Cornerstone and/or Cornerstone Community Bank, the failure to consummate the merger by this date is not due to the failure of Cornerstone or Cornerstone Community Bank to perform or observe its obligations or covenants under the merger agreement;
•	by either Cornerstone and/or Cornerstone Community Bank or SmartFinancial and/or SmartBank, if any regulatory or other governmental approval required for the merger has been denied by final and non-appealable action or any application for any such approval has been permanently withdrawn at the request of a governmental entity, unless (i) in the event of termination by Cornerstone and/or

Cornerstone Community Bank, the denial or withdrawal is not due to the failure of Cornerstone or Cornerstone Community Bank to perform or observe its obligations under the merger agreement, and (ii) in the event of termination by SmartFinancial and/or SmartBank, the denial or withdrawal is not due to the failure of SmartFinancial or SmartBank to perform or observe its obligations under the merger agreement;
•	by either Cornerstone and/or Cornerstone Community Bank or SmartFinancial and/or SmartBank, in the event any court or other governmental authority has issued a final, non-appealable order enjoining or otherwise prohibiting the consummation of the merger, provided that, (i) in the event of termination by Cornerstone and/or Cornerstone Community Bank, the order is not due to the failure of Cornerstone or Cornerstone Community Bank to perform or observe its obligations under the merger agreement, and (ii) in the event of termination by SmartFinancial and/or SmartBank, the order is not due to the failure of SmartFinancial or SmartBank to perform or observe its obligations under the merger agreement;
•	by either Cornerstone and/or Cornerstone Community Bank or SmartFinancial and/or SmartBank in the event the holders of more than 7% of the outstanding shares of SmartFinancial common stock and Cornerstone common stock, taken together in the aggregate, shall have perfected and not effectively withdrawn or lost their rights to dissent from the merger pursuant to Chapter 23 of the Tennessee Business Corporation Act;
•	by Cornerstone and/or Cornerstone Community Bank:
—	in the event of a breach of the merger agreement by SmartFinancial or SmartBank, if the breach would result in certain of the closing conditions in the merger agreement not being fulfilled and is not cured within 30 days after written notice of the breach (provided that neither Cornerstone nor Cornerstone Community Bank is in material breach of the merger agreement);
—	if Cornerstone’s shareholders do not approve the merger agreement at the Cornerstone annual meeting (provided that Cornerstone has complied with its obligations to call and hold the Cornerstone annual meeting and recommend and solicit approval of the merger agreement) or if SmartFinancial’s shareholders do not approve the merger agreement at the SmartFinancial annual meeting;
—	in the event of a breach by SmartFinancial or SmartBank of its obligations under the merger agreement relative to other acquisition proposals or calling and holding the SmartFinancial annual meeting and recommending and soliciting approval of the merger agreement, or if, after recommending to its shareholders the approval of the merger agreement in this joint proxy statement/prospectus, SmartFinancial makes a SmartFinancial change of recommendation;
—	if a third-party tender or exchange offer for 10% or more of SmartFinancial’s outstanding stock is commenced and SmartFinancial’s board of directors fails to recommend that SmartFinancial’s shareholders reject the tender or exchange offer; or
—	at any time prior to the approval of the merger agreement by Cornerstone’s shareholders, for the purpose of entering into an agreement with regard to a superior proposal, provided that Cornerstone and/or Cornerstone Community Bank have not breached their obligations under the merger agreement relative to other acquisition proposals and that Cornerstone has not breached its obligations relative to calling and holding the Cornerstone annual meeting and recommending and soliciting approval of the merger agreement.
•	by SmartFinancial and/or SmartBank:
—	in the event of a breach of the merger agreement by Cornerstone or Cornerstone Community Bank, if the breach would result in certain of the closing conditions in the merger agreement not being fulfilled and is not cured within 30 days after written notice of the breach (provided that neither SmartFinancial nor SmartBank is in material breach of the merger agreement);

—	if SmartFinancial’s shareholders do not approve the merger agreement at the SmartFinancial shareholders meeting (provided that SmartFinancial has complied with its obligations to call and hold the SmartFinancial shareholders meeting and recommend and solicit approval of the merger agreement) or if Cornerstone’s shareholders do not approve the merger agreement at the Cornerstone shareholders meeting;
—	in the event of a breach by Cornerstone and/or Cornerstone Community Bank of their obligations under the merger agreement relative to other acquisition proposals, or a breach by Cornerstone of its obligations relative to calling and holding the Cornerstone shareholders meeting and recommending and soliciting approval of the merger agreement, or if, after recommending to its shareholders the approval of the merger agreement in this joint proxy statement/prospectus, Cornerstone makes a Cornerstone change of recommendation;
—	if a third-party tender or exchange offer for 10% or more of Cornerstone’s outstanding stock is commenced and Cornerstone’s board of directors fails to recommend that Cornerstone’s shareholders reject the tender or exchange offer; or
—	at any time prior to the approval of the merger agreement by SmartFinancial’s shareholders, for the purpose of entering into an agreement with regard to a superior proposal, provided that SmartFinancial and/or SmartBank have not breached their obligations under the merger agreement relative to other acquisition proposals or calling and holding the SmartFinancial shareholders meeting and recommending and soliciting approval of the merger agreement.

Representations and Warranties Made by Cornerstone, Cornerstone Community Bank, SmartFinancial, and SmartBank in the Merger Agreement

The merger agreement contains customary representations and warranties made by SmartFinancial and SmartBank to Cornerstone and Cornerstone Community Bank, on the one hand, and made by Cornerstone and Cornerstone Community Bank to SmartFinancial and SmartBank, on the other hand. The representations and warranties contained in the merger agreement are the product of negotiations among the parties and, generally, are solely for the benefit of Cornerstone, Cornerstone Community Bank, SmartFinancial, and SmartBank. Inaccuracies in these representations and warranties are subject to waiver by the parties to the merger agreement, and the representations and warranties are qualified by confidential disclosure memorandums prepared and delivered by the parties containing non-public information and made for the purposes of allocating contractual risk among the parties instead of establishing these matters as facts. Consequently, the representations and warranties of the parties contained in the merger agreement may not be relied upon by persons other than the parties to the merger agreement as characterizations of actual facts or circumstances as of the date of the merger agreement or as of any other date, nor may Cornerstone shareholders or SmartFinancial shareholders rely upon them in making their decision whether to approve the merger agreement and the transactions contemplated by the merger agreement. Generally, the merger agreement may only be enforced against a party thereto by another party thereto. Moreover, information concerning the subject matter of the representations and warranties contained in the merger agreement may change after the date of the merger agreement, and this subsequent information may or may not be fully reflected.

The merger agreement contains representations and warranties made by SmartFinancial and SmartBank to Cornerstone and Cornerstone Community Bank, and made by Cornerstone and Cornerstone Community Bank to SmartFinancial and SmartBank, relating to, among other things:

•	corporate organization, existence, and good standing; registration; corporate power and authority; and organizational documents and corporate records;
•	subsidiaries and equity or ownership interests in third parties;
•	capital stock and capitalization;
•	authority to execute and deliver the merger agreement and to perform the obligations set forth therein and consummate the transactions contemplated thereby;
•	enforceability of the merger agreement;

•	the absence of violations of or conflicts with applicable laws, organizational documents, and material contracts, agreements, and other obligations;
•	consents, approvals, waivers, notices, filings, and registrations required in connection with the merger agreement or the consummation of the transactions contemplated by the merger agreement;
•	filings with regulatory and other governmental authorities;
•	filings required under federal securities laws and correspondence with the SEC;
•	financial statements, books and records, and internal controls;
•	the absence of undisclosed liabilities;
•	the absence of certain events and occurrences;
•	pending and threatened legal proceedings and the absence of judgments, orders, and other decrees;
•	the absence of certain regulatory actions and any basis therefor;
•	compliance with applicable laws;
•	tax matters;
•	material contracts and agreements;
•	intellectual property matters and information technology and computer systems;
•	labor and employment matters;
•	benefit plans and arrangements;
•	real and personal property;
•	environmental matters;
•	receipt of financial advisor fairness opinions;
•	brokers and broker fees and expenses;
•	loan matters, including allowance for loan and lease losses;
•	related party transactions;
•	insurance matters;
•	investment securities and derivatives;
•	offers and sales of and other transactions in securities;
•	transactions with affiliates;
•	administration and maintenance of fiduciary accounts;
•	the absence of certain knowledge relative to the federal income tax treatment of the merger;
•	CRA, anti-money laundering, OFAC, and customer information security;
•	internal controls over financial reporting;
•	regulatory capital;
•	required shareholder vote; and
•	disclosure of statements of material fact.

Certain of the representations and warranties contained in the merger agreement are subject to “materiality” or “material adverse effect” qualifiers. For purposes of the merger agreement, “material adverse effect” generally means an effect, circumstance, occurrence, event, development, or change that, individually or in the aggregate with one or more other effects, circumstances, occurrences, events, developments, or changes, (i) is material and adverse to the business, financial condition, or results of operations of Cornerstone or SmartFinancial (as the case may be) and their subsidiaries taken as a whole, or (ii) materially impairs the ability of Cornerstone, Cornerstone Community Bank, SmartFinancial, or SmartBank (as the case may be) to perform its obligations under the merger agreement or prevents or materially impedes the consummation of the transactions contemplated by the merger agreement. However, with respect to (i) above, the term material adverse effect does not include the impact of any effect, circumstance, occurrence, event, development, or change resulting from:

•	changes after the date of the merger agreement in laws of general applicability that apply to insured depository institutions and/or registered bank holding companies generally, or interpretations thereof by governmental authorities, except to the extent of any materially disproportionate impact as measured relative to similarly situated companies in the banking and financial services industry;
•	changes after the date of the merger agreement in GAAP or regulatory accounting requirements applicable to insured depository institutions and/or registered bank holding companies generally, except to the extent of any materially disproportionate impact as measured relative to similarly situated companies in the banking and financial services industry;
•	changes in economic conditions, or changes in global, national, or regional political or market conditions (including changes in prevailing interest or exchange rates), in either case affecting the banking and financial services industry generally, except to the extent of any materially disproportionate impact as measured relative to similarly situated companies in the banking and financial services industry;
•	any outbreak or escalation of hostilities, declared or undeclared acts of war, or terrorism, except to the extent of any materially disproportionate impact as measured relative to similarly situated companies in the banking and financial services industry;
•	the public announcement or pendency of the merger agreement or the transactions contemplated by the merger agreement; or
•	actions or omissions of the parties required under the merger agreement or taken or omitted to be taken with the prior consent of the other party or parties.

Amendment, Waiver, and Termination

Prior to the filing of articles of merger with the Tennessee Secretary of State to complete the merger, the merger agreement may be amended by a written instrument signed by all parties to the merger agreement. However, after the merger agreement has been approved by the shareholders of a party, the merger agreement cannot be subsequently amended without the approval of that party’s shareholders if the amendment changes (i) the amount or kind of consideration to be received by SmartFinancial shareholders or (ii) any other provision of the merger agreement and the change would adversely affect that party’s shareholders in any material manner.

Effect of Termination

Under certain circumstances, if the merger agreement is terminated, SmartFinancial and SmartBank may owe Cornerstone and Cornerstone Community Bank, or, alternatively, Cornerstone and Cornerstone Community Bank may owe SmartFinancial and SmartBank, a termination fee. In all such cases, the termination fee is $1.2 million dollars plus all of the reasonable costs and expenses incurred by the terminating party through the date of termination in connection with the merger agreement. In the event of termination of the merger agreement, no party will be relieved of liability for fraud or any willful or intentional breach of the merger agreement.

SmartFinancial and SmartBank will be required to pay Cornerstone and Cornerstone Community Bank a termination fee of $1.2 million dollars and shall reimburse Cornerstone and Cornerstone Community Bank for all reasonable costs and expenses incurred by Cornerstone and Cornerstone Community Bank through the date of termination in connection with the merger agreement:

•	in the event the merger agreement is terminated by Cornerstone and/or Cornerstone Community Bank as the result of a knowing, willful, or intentional breach of the merger agreement by SmartFinancial or SmartBank, if within 12 months after termination of the merger agreement SmartFinancial or SmartBank enters into an agreement with respect to or consummates an acquisition proposal;
•	in the event the merger agreement is terminated by Cornerstone and/or Cornerstone Community Bank as a result of (i) a breach by SmartFinancial and/or SmartBank of their obligations under the merger agreement relative to other acquisition proposals, or a breach by SmartFinancial of its obligations relative to calling and holding the SmartFinancial shareholders meeting and recommending and soliciting approval of the merger agreement or (ii) SmartFinancial making a SmartFinancial change of recommendation after recommending to its shareholders the approval of the merger agreement in this joint proxy statement/prospectus;
•	in the event SmartFinancial’s board of directors fails to recommend that SmartFinancial’s shareholders reject a third-party tender or exchange offer for 10% or more of SmartFinancial’s outstanding stock; or
•	in the event SmartFinancial and/or SmartBank terminate the merger agreement for the purpose of entering into an agreement with regard to a superior proposal.

Cornerstone and/or Cornerstone Community Bank will be required to pay SmartFinancial and/or SmartBank a termination fee of $1.2 million and shall reimburse SmartFinancial and SmartBank for all reasonable costs and expenses incurred by SmartFinancial and/or SmartBank through the date of termination in connection with the merger agreement:

•	in the event the merger agreement is terminated by SmartFinancial and/or SmartBank as the result of a knowing, willful, or intentional breach of the merger agreement by Cornerstone or Cornerstone Community Bank, if within 12 months after termination of the merger agreement Cornerstone or Cornerstone Community Bank enters into an agreement with respect to or consummates an acquisition proposal;
•	in the event the merger agreement is terminated by SmartFinancial and/or SmartBank as a result of (i) a breach by Cornerstone and Cornerstone Community Bank of their obligations under the merger agreement relative to acquisition proposals, or a breach by Cornerstone of its obligations relative to calling and holding the Cornerstone shareholders meeting and recommending and soliciting approval of the merger agreement, or (ii) Cornerstone making a Cornerstone change of recommendation after recommending to its shareholders the approval of the merger agreement in this joint proxy statement/prospectus;
•	in the event Cornerstone’s board of directors fails to recommend that Cornerstone’s shareholders reject a third-party tender or exchange offer for 10% or more of Cornerstone’s outstanding stock; or
•	in the event Cornerstone and/or Cornerstone Community Bank terminate the merger agreement for the purpose of entering into an agreement with regard to a superior proposal.

Covenants and Agreements

Conduct of Business Pending the Merger.  The merger agreement contains customary covenants regarding the parties’ operation of their respective businesses prior to the effective time of the merger. Subject to certain exceptions, from the date of the merger agreement to the effective time of the merger, except as permitted by the merger agreement, as required by law or at the direction of a governmental authority, or with the prior written consent of the other parties, each of SmartFinancial, SmartBank, Cornerstone, and Cornerstone Community Bank has agreed not to, and to cause its subsidiaries not to, do any of the following, without the prior written consent of the other parties:

•	conduct its business other than in the regular, ordinary, and usual course consistent with past practice;
•	fail to use its best efforts to maintain its business organization and customer and other business relationships, and retain the services of its officers and employees;
•	take any action that would adversely affect or delay its ability to perform its obligations under the merger agreement or to consummate the transactions contemplated by the merger agreement;
•	incur or modify any indebtedness or assume, guarantee, or otherwise become responsible for the obligations of any other person, other than ordinary course deposit liabilities and Federal Home Loan Bank advances with a maturity of not more than two years;
•	prepay any indebtedness if it would result in a prepayment penalty;
•	purchase any brokered deposits;
•	adjust, split, combine, or reclassify any of its capital stock, or make, declare, or pay any dividend or other distribution on its capital stock, other than (i) dividends due and payable by Cornerstone or SmartFinancial to holders of Cornerstone Series A preferred stock or the SmartFinancial SBLF stock, as applicable, and (ii) dividends by Cornerstone Community Bank to Cornerstone or SmartBank to SmartFinancial for the purpose of funding the payment by Cornerstone or SmartFinancial, as applicable, of preferred stock dividends, expenses incurred by Cornerstone or SmartFinancial, respectively, in connection with the merger, and other ordinary course operating expenses of Cornerstone or SmartFinancial, respectively;
•	grant any person a right to acquire, or issue, any shares of its capital stock or securities or rights convertible into or exercisable for its capital stock, except in connection with a financing transaction;
•	redeem or otherwise acquire any shares of its capital stock;
•	sell, encumber, or otherwise dispose of any of its properties or assets or cancel or release any material indebtedness or claims, other than in the ordinary course of business;
•	make any equity investment or form any new subsidiary or dissolve, liquidate, or terminate any existing subsidiary;
•	enter into, renew or fail to renew, amend, modify, cancel, or terminate any material contract;
•	make, renew or modify or commit to make, renew or modify any loan, except in accordance with existing lending practices where the principal amount of the loan together with the aggregate outstanding principal balance of all outstanding loans and commitments for loans to the subject borrower and the borrower’s affiliates does not exceed certain stated thresholds;
•	extend credit to any person who has a loan that is classified “doubtful,” “substandard,” or “special mention” or that is on non-accrual status;
•	renegotiate, renew, increase the amount of, extend the term of, or modify any loan to a classified borrower;
•	make or increase the amount of any loan to any director, executive officer, or principal shareholder (or any entity controlled by any of the foregoing), except in compliance with Regulation O of the Federal Reserve;

•	commence any legal proceeding or enter into any settlement or similar agreement with respect to any legal proceeding, where the proceeding or agreement involves the payment by the subject party of an amount in excess of $25,000 or would impose any material restriction on the subject party’s business or operations;
•	increase the compensation or benefits payable to any director, officer, or employee, except in accordance and consistent with past practice not exceeding 3% per year on a per employee basis and consistent with its operating budget other than as contemplated by the merger agreement;
•	institute, amend, renew, terminate, or extend any benefit plan or arrangement or any employment, severance, change of control, or other agreement with or for the benefit of any director, officer, or employee other than as contemplated by the merger agreement;
•	amend or modify the terms of any outstanding stock option or voluntarily accelerate the vesting of or the lapsing of restrictions with respect to any stock options or other stock-based compensation;
•	elect to any office with the title of Executive Vice President or higher any person who does not hold that office as of the date of the merger agreement or appoint, or propose or recommend for election or appointment, to its board of directors any person who is not a member of its board of directors as of the date of the merger agreement;
•	hire any employee with an annual salary in excess of $50,000, except as necessary to replace an employee whose employment is terminated other than as contemplated by the merger agreement;
•	amend its charter, bylaws, or other governing documents other than as contemplated by the merger agreement;
•	enter into any plan or agreement of consolidation, merger, share exchange, or reorganization;
•	increase or decrease the rates of interest paid on time deposits or certificates of deposit, except in the ordinary course of business consistent with past practice;
•	purchase any debt security other than United States government and United States government agency securities with final maturities less than two years;
•	make any capital expenditures in excess of $25,000 individually or $50,000 in the aggregate;
•	establish or commit to the establishment of any new branch, loan or deposit production, or other office facilities, or file an application or notice to relocate or terminate the operation of any banking office;
•	enter into any futures contract, option, swap agreement, interest rate cap, interest rate floor, or interest rate exchange agreement, or take any other action for purposes of hedging the exposure of interest-earning assets or interest-bearing liabilities to changes in market rates of interest;
•	make any material changes in material banking policies or procedures;
•	foreclose upon or take a deed or title to any real estate without providing prior notice to the parties, except with respect to foreclosures in process as of the date of the merger agreement;
•	make or change any material tax election, settle or compromise any material tax liability, agree to an extension or waiver of the statute of limitations with respect to the assessment, collection, or determination of any taxes, enter into any closing agreement with respect to any taxes or surrender any right to claim a material tax refund, adopt or change any method of accounting with respect to taxes, or file any amended tax return;
•	take any action intended or that would reasonably be expected to result in any of its representations or warranties set forth in the merger agreement being or becoming untrue; any of the conditions to the merger not being satisfied; or a breach or violation of any provision of the merger agreement;
•	adopt or implement any change in accounting principles, practices, or methods, other than as required by GAAP or regulatory guidelines;

•	enter into any new line of business, introduce any new products or services, or change the manner in which its investment securities or loan portfolio is classified or reported;
•	take any action that would prevent the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or
•	agree to do, make any commitment to do, or adopt any board resolutions in support of any of the foregoing.

Other Acquisition Proposals

For purposes of the merger agreement:

•	an “acquisition proposal” is any inquiry, proposal, solicitation, or offer, or any filing of a regulatory application or notice (whether in draft or final form), or any disclosure of any intention to do any of the foregoing, from or by any person relating to (i) any sale, lease, exchange, mortgage, pledge, transfer, or other disposition of 10% or more of a party’s consolidated assets in a single transaction or series of transactions, other than the pledge by Cornerstone of its wholly-owned bank subsidiary’s capital stock in connection with a financing transaction; (ii) any tender offer or exchange offer with respect to, or direct or indirect purchase or acquisition of, 10% or more of the outstanding voting securities of such party entitled to vote in the election of such party’s directors, other than in connection with a financing transaction; or (iii) any merger, share exchange, consolidation, business combination, recapitalization, or similar transaction involving such party or any of its subsidiaries, other than the transactions contemplated by the merger agreement; and
•	a “superior proposal” is any bona fide written proposal made by a third party for or with respect to an acquisition proposal which the subject party’s board of directors determines in good faith, after taking into account all legal, financial, regulatory, and other aspects of the proposal (including the amount, form, and timing of payment of consideration and the financing thereof, any associated break-up fees or termination fees, including those provided for in the merger agreement, expense reimbursement provisions, and all conditions to consummation) and the person making the proposal, and after taking into account the advice of such party’s financial advisor (which shall be a nationally recognized investment banking firm) and outside legal counsel, is (i) more favorable from a financial point of view to the shareholders of such party than the transactions contemplated by the merger agreement and (ii) is reasonably likely to be consummated on the terms set forth.

Each of the parties agreed in the merger agreement to immediately cease any ongoing discussions or negotiations with any third party regarding any acquisition proposal. Additionally, subject to certain limited exceptions outlined in the merger agreement and discussed below, each party agreed not to:

•	solicit or take any action that is likely to result in an acquisition proposal;
•	provide any non-public information to any third party relating to an acquisition proposal or any inquiry that could reasonably be expected to lead to an acquisition proposal;
•	participate in any discussions or otherwise communicate with any third party regarding an acquisition proposal;
•	approve, recommend, or enter into any letter of intent or other agreement relating to an acquisition proposal or the abandonment or termination of the transactions contemplated by the merger agreement; or
•	make or authorize any statement, recommendation, or solicitation in support of an acquisition proposal.

Notwithstanding these obligations, the merger agreement provides that a party may, in response to a bona fide written acquisition proposal not solicited in violation of the merger agreement that such party’s board of directors determines in good faith constitutes a “superior proposal,” furnish information to the person making the superior proposal and participate in discussions or negotiations with that person regarding the superior proposal, if the party’s board of directors determines in good faith after consultation with outside legal and financial advisors that the failure to do so would cause the board to breach its fiduciary duties under applicable law. Prior to furnishing any such information or participating in any such discussions or negotiations, the subject party is required to provide the other party or parties 48 hours prior written notice of its decision to take such action and the identity of the person making the superior proposal and the material terms of the proposal.

Additionally, each party has agreed in the merger agreement to promptly advise the other parties of its receipt of any acquisition proposal or any request for information or inquiry that could reasonably be expected to lead to an acquisition proposal, and to keep the other parties informed of the continuing status of such matters.

Notice of Certain Matters.  Each party to the merger agreement has agreed to promptly notify the other parties of any fact or occurrence that constitutes or has caused, or would reasonably be expected to cause, a material breach of any of the party’s representations, warranties, covenants, or agreements contained in the merger agreement; that has had or is reasonably likely to have a material adverse effect on the party; or that would, or would reasonably be expected to, prohibit, impede, or materially delay the consummation of the transactions contemplated by the merger agreement. Also, each party must give the other parties notice of any communication from any third party alleging that the consent or approval of the third party is or may be required in connection with the transactions contemplated by the merger agreement.

Access and Information.  Prior to the effective time of the merger, each party must afford the other parties and their representatives reasonable access to its and its subsidiaries’ books, records, contracts, properties, assets, and personnel, as well as any other information relating to it or its subsidiaries that the other parties reasonably request. Further, prior to the effective time of the merger, each party must provide the other parties with a copy of any document filed with or received from any governmental authority and quarterly financial statements for such party.

Further Assurances.  Generally, each of the parties has agreed in the merger agreement to use its reasonable best efforts to promptly take or cause to be taken all actions, and to promptly do or cause to be done all things, necessary or advisable to consummate the transactions contemplated by the merger agreement (including the merger) as promptly as possible.

Publicity.  The parties have agreed to consult with each other before issuing any press release or making any public statements (including without limitation written communications to shareholders) with respect to the merger agreement or the merger.

SmartFinancial Shareholders Meeting.  SmartFinancial has agreed in the merger agreement to take all action necessary to call and hold as promptly as practicable a special meeting of its shareholders for the purpose of its shareholders voting on approval of the merger agreement and any other matters required to be approved by SmartFinancial’s shareholders. Subject to certain limited exceptions discussed below, SmartFinancial and its board of directors (i) must at all times prior to and during the SmartFinancial shareholders meeting recommend to SmartFinancial’s shareholders the approval of the merger agreement (and take all reasonable and lawful action to solicit and obtain such approval) and (ii) cannot withdraw, modify, or qualify in any manner adverse to Cornerstone or Cornerstone Community Bank their recommendation of the merger agreement to SmartFinancial’s shareholders (or take any other action or make any other public statement inconsistent with such recommendation) (we sometimes refer to these prohibited actions as a “SmartFinancial change of recommendation”).

SmartFinancial and its board of directors may make a SmartFinancial change of recommendation if, but only if:

•	SmartFinancial and SmartBank have complied in all material respects with their obligations under the merger agreement relating to acquisition proposals (including the provisions of the merger agreement prohibiting SmartFinancial from soliciting acquisition proposals);
•	the SmartFinancial board of directors determines in good faith, after consultation with and based on the advice of legal counsel, that the failure to do so would result in a violation of its fiduciary duties under applicable law; and

•	if the SmartFinancial change of recommendation relates to an acquisition proposal, (i) the SmartFinancial board of directors has concluded in good faith, after giving consideration to all adjustments that may be offered by Cornerstone and Cornerstone Community Bank, that the acquisition proposal constitutes a superior proposal, (ii) SmartFinancial timely notifies Cornerstone and Cornerstone Community Bank of its intention to effect a SmartFinancial change of recommendation in response to the superior proposal and furnishes to Cornerstone and Cornerstone Community Bank the identity of the person making the superior proposal and a copy of the proposed transaction agreements and all other material documents relating to the superior proposal, and (iii) prior to effecting the SmartFinancial change of recommendation, SmartFinancial and SmartBank have negotiated in good faith with Cornerstone and Cornerstone Community Bank (to the extent they desire to negotiate) for the period of time specified in the merger agreement to make such adjustments in the terms and conditions of the merger agreement so that the acquisition proposal ceases to constitute a superior proposal.

Cornerstone Shareholders Meeting.  Cornerstone has agreed in the merger agreement to take all action necessary to call and hold as promptly as practicable a special meeting of its shareholders for the purpose of its shareholders voting on approval of the merger acquisition proposal, the authorized stock amendment proposal, the reverse stock split amendment proposal, the amendment and restatement proposal, the stock plan proposal, the compensation proposal, the Series A redemption amendment proposal, and any other matters required to be approved by Cornerstone’s shareholders. Subject to certain limited exceptions discussed below, Cornerstone and its board of directors (i) must at all times prior to and during the Cornerstone shareholders meeting recommend to Cornerstone’s shareholders the approval of the merger agreement (and take all reasonable and lawful action to solicit and obtain such approval) and (ii) cannot withdraw, modify, or qualify in any manner adverse to SmartFinancial or SmartBank their recommendation of the merger agreement to Cornerstone’s shareholders (or take any other action or make any other public statement inconsistent with such recommendation) (we sometimes refer to these prohibited actions as a “Cornerstone change of recommendation”).

Cornerstone and its board of directors may make a Cornerstone change of recommendation if, but only if:

•	Cornerstone has complied in all material respects with its obligations under the merger agreement relating to acquisition proposals (including the provisions of the merger agreement prohibiting Cornerstone from soliciting acquisition proposals);
•	the Cornerstone board of directors determines in good faith, after consultation with and based on the advice of legal counsel, that the failure to do so would result in a violation of its fiduciary duties under applicable law; and
•	if the Cornerstone change of recommendation relates to an acquisition proposal, (i) the Cornerstone board of directors has concluded in good faith, after giving effect to all adjustments that may be offered by SmartFinancial and SmartBank, that the acquisition proposal constitutes a superior proposal, (ii) Cornerstone timely notifies SmartFinancial and SmartBank of its intention to effect a Cornerstone change of recommendation in response to the superior proposal and furnishes to SmartFinancial and SmartBank the identity of the person making the superior proposal and a copy of the proposed transaction agreements and all other material documents relating to the superior proposal, and (iii) prior to effecting the Cornerstone change of recommendation, Cornerstone has negotiated in good faith with SmartFinancial and SmartBank (to the extent they desire to negotiate) for the period of time specified in the merger agreement to make such adjustments in the terms and conditions of the merger agreement so that the acquisition proposal ceases to constitute a superior proposal.

Employee Benefits.  For a period of not less than six months after the effective time of the merger, Cornerstone Community Bank will provide employees of Cornerstone Community Bank immediately prior to the effective time of the merger who remain employed by Cornerstone Community Bank after the effective time of the merger with compensation and other benefits substantially similar, in the aggregate, to that provided to such employees immediately prior to the effective time of the merger (excluding any compensation and benefits payable or accelerated as a result of the transactions contemplated by the merger agreement). The Cornerstone Community Bank benefit plans maintained prior to the effective time of the merger shall continue to be maintained after the effective time of the merger, subject to their amendment or termination after the effective time of the merger in accordance with applicable law and the terms of all agreements establishing such Cornerstone Community Bank benefit plan. Additionally, for a period of not less than six months after the effective time of the merger, SmartBank will provide its continuing employees with compensation and other benefits substantially similar, in the aggregate, to that provided to such employees immediately prior to the effective time of the merger (excluding any compensation and benefits payable or accelerated as a result of the transactions contemplated by the merger agreement). The SmartFinancial benefit plans maintained by SmartBank prior to the effective time of the merger shall continue to be maintained after the effective time of the merger by SmartBank, subject to their amendment or termination after the effective time of the merger in accordance with applicable law and the terms of all agreements establishing such SmartFinancial benefit plans.

Indemnification and Insurance.  The merger agreement generally provides that, for a period of six years following the merger, Cornerstone will indemnify and hold harmless all current and former directors, officers, and employees of SmartFinancial against any damages incurred in connection with any proceeding arising out of matters existing or occurring prior to the effective time of the merger and based on the fact that such individuals were directors, officers, or employees of SmartFinancial, to the fullest extent these individuals would have been entitled to be indemnified and held harmless under applicable law and the charter and bylaws of SmartFinancial as in effect as of the date of the merger agreement.

The merger agreement requires SmartFinancial to obtain, prior to the effective time of the merger, and requires Cornerstone Community Bank to maintain after the merger, tail insurance providing coverage for a period of three years after the effective time of the merger for persons currently covered by SmartFinancial’s existing directors’ and officers’ liability insurance policy. This tail insurance must provide for coverage similar to that currently provided by SmartFinancial’s existing directors’ and officers’ liability insurance policy.

Employment Agreements.  The parties have agreed in the merger agreement to use their commercially reasonable efforts to cause certain identified employees of Cornerstone, Cornerstone Community Bank, SmartFinancial, and SmartBank to execute, prior to or at the closing of the transactions contemplated by the merger agreement, new employment agreements providing for these individuals’ employment with SmartFinancial and/or SmartBank, as the case may be (if executed and delivered prior to closing), or with Cornerstone and/or Cornerstone Community Bank, as the case may be (if executed at closing). These new employment agreements will supersede and replace any prior employment agreements of such individuals with any of the parties to the merger agreement. See “Interests of SmartFinancial Officers and Directors in the Merger” and “Interests of Cornerstone Officers and Directors in the Merger” above.

Financing Transaction.  Cornerstone and Cornerstone Community Bank shall use their reasonable best efforts to consummate and complete such financing transaction as may be necessary to facilitate the consummation of the transactions contemplated by the merger agreement. See “Cornerstone Financing Transaction” below.

Registration Statement.  The parties agreed in the merger agreement to prepare and file as soon as practicable with the SEC under the Securities Act a registration statement (of which this joint proxy statement/prospectus is a part) covering the SmartFinancial common stock to be exchanged for the Cornerstone common stock, respectively, in connection with the merger. The parties have agreed to cooperate with each other in preparing the registration statement, and Cornerstone has agreed to use commercially reasonable efforts to cause the registration statement to become effective as soon as practicable. Further, each party has made certain covenants regarding the information the party supplies for inclusion in the registration statement and has agreed to promptly inform the other parties if such party becomes aware of any information furnished by it that would cause any of the statements in the registration statement (or any other document filed with any governmental authority in connection with the transactions contemplated by the merger agreement) to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading.

Amendment of Cornerstone Charter and Bylaws; Option Plan.  The parties have agreed in the merger agreement that the board of directors of Cornerstone shall adopt, as soon as reasonably practicable, the following:

•	amendments to the Cornerstone amended and restated charter which (i) increases the number of authorized shares of Cornerstone common stock to 40,000,000 shares, and (ii) amends the terms of its Series A preferred stock to provide that it may be redeemed at the option of Cornerstone at any time after March 31, 2015;
•	an amendment to Cornerstone’s amended and restated charter which provides that, at the effective time of the amendment, each four shares of Cornerstone common stock issued and outstanding immediately prior to the effective time of the amendment will be converted into one share of Cornerstone common stock;
•	a second amended and restated charter for Cornerstone which will, among other things, consolidate the foregoing amendments into a single instrument, as appropriate, change the name of the surviving corporation to “SmartFinancial, Inc.,” change the address of the principal office of the surviving corporation to 5401 Kingston Pike, Suite 600, Knoxville, Tennessee 37919; and determine the preferences, limitations and relative rights of the Cornerstone SBLF stock exchanged for the SmartFinancial SBLF stock in connection with the merger agreement;
•	second amended and restated bylaws for Cornerstone; and
•	the Cornerstone 2015 Stock Incentive Plan.

Exchange Listing.  The parties have agreed in the merger agreement that Cornerstone shall use its reasonable best efforts to list on the Nasdaq Capital Market the shares of its common stock to be issued in the form of merger consideration in accordance with the merger agreement.

Directors and Officers.  The parties have agreed in the merger agreement to specific terms and conditions regarding the composition of the board of directors of the surviving corporation, including that at the time of the merger, or immediately thereafter, the board of directors of the surviving corporation will be composed of those 11 individuals set forth in the schedules of the merger agreement, and of which seven have been designated by SmartFinancial and SmartBank and four have been designated by Cornerstone and Cornerstone Community Bank. Additionally, the merger agreement sets forth the following specific terms:

•	prior to or at the effective time of the merger, Cornerstone and Cornerstone Community Bank shall take all action necessary such that William (Billy) Y. Carroll, Jr. will be appointed to the board of directors of Cornerstone Community Bank;
•	prior to or at the effective time of the merger, SmartFinancial and SmartBank shall take all action necessary such that W. Miller Welborn will be appointed to the board of directors of SmartBank; and
•	for a period of not less than three years after the effective time of the merger, W. Miller Welborn shall serve as chairman and William (Bill) Carroll, Sr. shall serve as vice-chairman of the board of directors of the surviving corporation, subject to such individuals’ annual election or appointment to the board of directors.

Notice of Dissenters’ Rights Matters.  The parties have agreed in the merger agreement that, prior to the effective time of the merger, (i) Cornerstone and Cornerstone Community Bank shall give SmartFinancial and SmartBank prompt notice of their receipt of any notice, demand, or other instrument or communication relating to dissenters’ rights provided by or on behalf of any Cornerstone shareholder, and (ii) SmartFinancial and SmartBank shall give Cornerstone and Cornerstone Community Bank prompt notice of their receipt of any notice, demand, or other instrument or communication relating to dissenters’ rights provided by or on behalf of any SmartFinancial shareholder.

Decisions as to Post-Transaction Matters.  The parties have agreed in the merger agreement that any and all decisions prior to the effective time of the merger as to the following matters impacting the surviving corporation shall be made jointly by Cornerstone and SmartFinancial:

•	the charters of committees of the board of directors of the surviving corporation;
•	the composition of committees of the board of directors of the surviving corporation;
•	the terms of any employment or other contract between Cornerstone (including as the surviving corporation), SmartFinancial, Cornerstone Community Bank, or SmartBank and any director, officer, or employee of Cornerstone (including as the surviving corporation), SmartFinancial, Cornerstone Community Bank, or SmartBank; and
•	any financing transaction or activities necessary for the consummation of the transactions contemplated by the merger agreement.

Expenses and Fees

As previously noted, the merger agreement provides that, generally, Cornerstone and Cornerstone Community Bank and SmartFinancial and SmartBank will pay their own expenses incurred in connection with the merger. This includes fees and expenses of legal counsel, accountants, and other professional advisors.

Legal and other professional expenses incurred separately by any shareholder of Cornerstone or SmartFinancial in connection with the merger will be the individual responsibility of that shareholder.

Governing Law

The merger agreement provides that it will be governed by Tennessee law.

Accounting Treatment

The merger will be accounted for as a reverse merger using the acquisition method of accounting, in accordance with the provisions of FASB ASC Topic 805-10 Business Combinations, which provides guidance to determine the accounting acquiring entity in this transaction, which included, but were not limited to, the following factors:

•	The relative voting interests in the surviving corporation after the merger is completed;
•	The composition of the governing body of the surviving corporation after the merger is completed;
•	The composition of the senior management of the surviving corporation after the merger is completed;
•	The terms of the exchange of equity securities in the merger; and
•	The relative size of the SmartFinancial and Cornerstone at the time of merger.

Based on consideration of all the relevant facts and circumstances of the merger, including the above factors, for accounting purposes, SmartFinancial is considered to be acquiring Cornerstone in this transaction. As a result, the historical financial statements of the surviving corporation will be the historical financial statements of SmartFinancial following the completion of the merger. The merger will be effected by the issuance of shares of Cornerstone stock to SmartFinancial shareholders. The assets and liabilities of Cornerstone as of the effective date of the merger will be recorded at their respective estimated fair values and added to those of SmartFinancial. Any excess of purchase price over the net estimated fair values of the acquired assets and liabilities of Cornerstone will be allocated to all identifiable intangible assets. Any remaining excess will then be allocated to goodwill, the goodwill resulting from the merger will not be amortized to expense, but instead will be reviewed for impairment at least annually. To the extent goodwill is impaired, its carrying value would be written down to its implied fair value and a charge would be made to earnings. Customer related intangibles and other intangibles with definite useful lives will be amortized to expense over their estimated useful lives. If, however, the purchase price is less than the net estimated fair values of the acquired assets and liabilities the difference will result in a bargain purchase gain.

In periods following the completion of the merger, the comparative historical financial statements of Cornerstone will be those of SmartFinancial prior to the merger. These financial statements will reflect the results attributable to the acquired operations of Cornerstone, as the acquired company for accounting purposes, beginning on the date the merger is completed. The unaudited pro forma financial information contained in this document has been prepared using the acquisition method of accounting. See “Unaudited Pro Forma Combined Financial Data.”

Cornerstone Financing Transaction

SmartFinancial and Cornerstone have determined that, in order to obtain regulatory approval for the merger, it will be necessary for Cornerstone to raise additional capital in order to increase the surviving corporation’s post-merger capital levels and to provide Cornerstone with the ability to redeem its Series A preferred stock immediately prior to closing of the merger. Accordingly, under the terms of the merger agreement, a condition to the parties’ obligations to closing is the completion of a financing transaction involving the sale of Cornerstone common stock and/or obtaining a holding company loan of up to $8 million, and if Cornerstone is not able to complete the financing transaction, the parties will not consummate the merger. For more information on the redemption of its Series A preferred stock. See “Cornerstone Proposal No. 10 — Series A Redemption Amendment Proposal,” and for more information on required regulatory approvals, see “Proposal No. 1 — The Merger — Regulatory Matters” above.

In order to provide the surviving corporation with sufficient capital, SmartFinancial and Cornerstone have agreed to raise capital through a private placement of Cornerstone common stock for up to $15 million and by obtaining a holding company loan of $8 million from a correspondent bank lender. While Cornerstone has made progress on these planned financing sources, which are described in more detail below, there is a risk either of these may not come to fruition. If Cornerstone is not able to obtain necessary capital, it or SmartFinancial would likely terminate the merger agreement due failure to satisfy a closing condition and to the inability to obtain regulatory approval.

The Private Placement

Hovde is serving as placement agent with respect to the private offering component of the financing transaction, which was commenced on [•], 2015 and is being conducted in accordance with the requirements of Rule 506(c) under the Securities Act. After payment of the placement fee and expenses of the offering, the private placement is expected to raise approximately $14.4 million of new capital. Cornerstone, however, will retain ultimate authority to determine the final amount of the offering and to accept or reject the terms of, and subscriptions for, the offering in its sole discretion.

Cornerstone intends to use approximately $15.75 million to redeem the Series A preferred stock immediately prior to closing of the merger.

As of the date of this joint proxy statement/prospectus, there are four executive officers and directors of Cornerstone have expressed an interest in paricipating in the private offering component of the financing transaction, all of whom are accredited investors.

Holding Company Loan

Prior to the closing Cornerstone also anticipates obtaining a holding company loan from a third-party correspondent bank of approximately $8 million.

If Cornerstone is not able to close on the private offering component of the financing transaction or obtain a holding company loan, Cornerstone would likely not be able to complete the merger as the amount of its capital would fall short of the level likely required by regulators to approve the merger.

Dissenters’ Rights

General.  Dissenters’ rights with respect to Cornerstone’s common stock, Cornerstone’s Series A preferred stock, SmartFinancial’s common stock and the SmartFinancial SBLF stock are governed by Chapter 23 of the Tennessee Business Corporation Act, Sections 48-23-101 to 48-23-302. Record holders and beneficial owners of Cornerstone’s common stock have the right to dissent from the merger proposal, and record holders and beneficial holders of Cornerstone’s Series A preferred stock have the right to dissent from the Series A redemption amendment proposal, and to obtain payment of the “fair value” of their shares (as specified in the statute) in the event the transactions contemplated by the merger proposal and the Series A redemption amendment proposal, respectively, are consummated. Record holders and beneficial owners of SmartFinancial’s common stock and the SmartFinancial SBLF stock have the right to dissent from the merger and to obtain payment of the “fair value” of their shares (as specified in the statute, and collectively referred to herein as “Dissenting Shares”) in the event the merger is completed. Holders of Cornerstone’s Series A preferred stock do not have the right to dissent from the merger. Strict compliance with the dissent procedures is mandatory. Subject to the terms of the merger agreement, SmartFinancial or Cornerstone could elect to terminate the merger agreement even if it is approved by SmartFinancial’s shareholders, thus cancelling dissenters’ rights.

The term “fair value” means the value of a share immediately before the completion of the merger or the Series A preferred stock redemption amendment, as applicable, taking into account all relevant factors, but excluding any appreciation or depreciation in anticipation of the transaction.

If you contemplate exercising your right to dissent, we urge you to read carefully the provisions of Chapter 23 of the Tennessee Business Corporation Act, which are attached to this joint proxy statement/prospectus as Appendix B. We cannot give you legal advice. To completely understand this law, you may want, and we encourage you, to consult with your legal advisor. To preserve your right to dissent, you must vote against or abstain from voting on the merger or the Series A redemption amendment proposal, as the case may be, or refrain from submitting a signed proxy. If you wish to dissent, do not send in a signed proxy unless you mark your proxy to vote against the merger or the Series A redemption amendment proposal, as the case may be, or you will lose the right to dissent.

Address for Notices.  Send or deliver any written notice or demand required concerning your exercise of dissenters’ rights to the following addresses:

For Cornerstone Shareholders:	835 Georgia Avenue Chattanooga, Tennessee 37402
For SmartFinancial Shareholders:	PO Box 1910 Pigeon Forge, Tennessee 37868

Act Carefully! We urge you to act carefully. We cannot and do not accept the risk of late or undelivered notices or demands. Holders of SmartFinancial common stock or the SmartFinancial SBLF stock who exercise their dissenter’s rights may call SmartFinancial at (865) 453-2650 and ask for Jennifer Andrews, and holders of Cornerstone common stock or Series A preferred stock who exercise their dissenter’s rights may call Cornerstone at (423) 385-3000 and ask for Ms. Becky Grudzinski, to receive confirmation that your notice or demand has been received. If your notices or demands are not timely received, then you will not be entitled to exercise your dissenters’ rights. Shareholders bear the risk of non-delivery and of untimely delivery.

If you intend to dissent, or if you think that dissenting might be in your best interests, you should read Appendix B carefully.

Summary of Chapter 23 of the Tennessee Business Corporation Act — Dissenters’ Rights

The following is a summary of Chapter 23 of the Tennessee Business Corporation Act and the procedures that a shareholder must follow to dissent from a transaction giving rise to dissenters’ rights (a “transaction”). This summary is qualified in its entirety by reference to Chapter 23, which is reprinted in full as part of this Appendix B to this joint proxy statement/prospectus. Appendix B should be reviewed carefully by any shareholder who wishes to perfect his or her dissenters’ rights. Failure to strictly comply with the procedures set forth in Chapter 23 will, by law, result in the loss of dissenters’ rights. It may be prudent for a person considering whether to dissent to obtain professional counsel.

If a proposed transaction is completed, any shareholder who has properly perfected his or her statutory dissenters’ rights in accordance with Chapter 23 has the right to obtain, in cash, payment of the fair value of such shareholder’s dissenting shares. By statute, the “fair value” is determined immediately prior to the completion of the transaction and excludes any appreciation or depreciation in anticipation of the transaction.

To exercise dissenters’ rights under Chapter 23, a holder of dissenting shares must:

(i)	deliver to the company that issued the dissenting shares, before the vote on the transaction is taken, written notice of her, his or its intent to demand payment for her, his or its shares of dissenting shares if the transaction is completed; and
(ii)	not vote, or permit to be voted her, his or its shares in favor of approving and adopting the transaction.

A shareholder who fails to satisfy both of these two requirements is not entitled to payment for her, his or its dissenting shares under Chapter 23. Item (ii) above does not require that a dissenting shareholder vote against a transaction, but that a dissenting shareholder must not have voted in favor of a transaction. In addition, any shareholder who returns a signed proxy but fails to provide instructions as to the manner in which such shares are to be voted will be deemed to have voted in favor of approving and adopting the transaction and will not be entitled to assert dissenters’ rights.

A shareholder may assert dissenters’ rights as to fewer than all the shares registered in her, his or its name only if she, he or it dissents with respect to all shares beneficially owned by any one beneficial shareholder and notifies Cornerstone or SmartFinancial, as applicable, in writing of the name and address of each person on whose behalf she, he or it is asserting dissenters’ rights. The rights of such a partial dissenter are determined as if the shares as to which he or she dissents and his or her other shares are registered in the names of different shareholders. A beneficial shareholder may assert dissenters' rights as to shares held by a record shareholder on the beneficial shareholder's behalf only if the beneficial shareholder: submits to the company the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights, and does so with respect to all shares of the same class of which the person is the beneficial shareholder or over which the person has power to direct the vote.

If a transaction is approved, Cornerstone or SmartFinancial, as applicable, must deliver a written dissenters’ notice to all holders of dissenting shares who satisfied the two requirements of Chapter 23 described above. The dissenters’ notice must be sent no later than 10 days after the effective time of the transaction and must:

•	State where the demand for payment must be sent and where and when certificates for certificated shares must be deposited;
•	Supply a form for demanding payment that includes the date of the announcement of the proposed transaction to the public (December 5, 2014) and requires that the shareholder asserting dissenters’ rights certify whether she, he or it acquired beneficial ownership of such shares prior to said date;
•	Set a date by which Cornerstone or SmartFinancial, as applicable, must receive the demand for payment (which date may not be fewer than 40 nor more than 60 days after the dissenters’ notice is sent); and
•	Be accompanied by a copy of Chapter 23, if not previously provided to such shareholder (set forth in Appendix B to this joint proxy statement/prospectus).

A shareholder of record on the record date who receives the dissenters’ notice must demand payment, certify that she, he or it acquired beneficial ownership of such shares prior to the date set forth in the dissenters’ notice and deposit her, his or its certificates in accordance with the terms of the dissenters’ notice. Cornerstone or SmartFinancial, as applicable, may elect to withhold payment required by Chapter 23 from the dissenting shareholder unless such shareholder was the beneficial owner of the shares prior to the public announcement of the proposed transaction, December 5, 2014. A dissenting shareholder will retain all other rights of a shareholder until those rights are canceled or modified by the completion of the transaction. A shareholder of record who does not demand payment or deposit her, his or its share certificates where required, each by the date set in the dissenters’ notice, is not entitled to payment for his, her or its shares under Chapter 23 or otherwise as a result of the transaction. A demand for payment may not be withdrawn unless consented to by Cornerstone or SmartFinancial, as applicable.

Cornerstone or SmartFinancial, as applicable, may restrict the transfer of any uncertificated shares from the date the demand for their payment is received until the transaction is completed. A shareholder for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the completion of the transaction.

At the effective time of the transaction or upon receipt of a demand for payment, whichever is later, Cornerstone or SmartFinancial, as applicable, must pay each dissenting shareholder who strictly and fully complied with Chapter 23 the amount that Cornerstone estimates to be the fair value of her, his or its shares, plus accrued interest from the effective time. The payment must be accompanied by:

•	Certain recent financial statements of Cornerstone or SmartFinancial, as applicable;
•	Cornerstone’s or SmartFinancial’s, as applicable, estimate of the fair value of the shares and interest due;
•	An explanation of how the interest was calculated;
•	A statement of the dissenter’s right to demand payment under the Tennessee Business Corporation Act Section 48-23-209; and
•	A copy of Chapter 23, if not previously provided to such shareholder.

If the transaction is not completed within two months after the date set for demanding payment and depositing share certificates, Cornerstone or SmartFinancial, as applicable, must return the deposited certificates and release the transfer restrictions imposed on the uncertificated shares. If, after such return or release, the transaction is completed, the company must send a new dissenters’ notice and repeat the payment procedure described above.

To the extent Cornerstone or SmartFinancial, as applicable, elects to withhold payment for shares acquired after public announcement of the transaction, after effectuating the transaction, it must estimate the fair value of the shares, plus accrued interest, and pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter's demand. Cornerstone or SmartFinancial, as applicable, must send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter's right to demand payment.

If a dissenting shareholder is dissatisfied with or rejects Cornerstone’s or SmartFinancial’s, as applicable, calculation of fair value, such dissenting shareholder must notify Cornerstone or SmartFinancial, as applicable, in writing of her, his or its own estimate of the fair value of those shares and the interest due, and may demand payment of her, his or its estimate, if:

•	She, he or it believes that the amount offered or paid is less than the fair value of her, his or its shares or that the interest due has been calculated incorrectly;
•	Cornerstone or SmartFinancial, as applicable, fails to make payment within two months after the date set forth for demanding payment; or
•	Cornerstone or SmartFinancial, as applicable, having failed to complete the transaction, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within two months after the date set for demanding payment.

A dissenting shareholder waives her, his or its right to dispute Cornerstone’s or SmartFinancial’s, as applicable, calculation of fair value unless she, he or it notifies the company of her, his or its demand in writing within one month after Cornerstone or SmartFinancial, as applicable, makes or offers payment for such person’s shares.

If a demand for payment by a shareholder remains unsettled, Cornerstone or SmartFinancial, as applicable, must commence a proceeding in the appropriate court, as specified in Chapter 23, within two months after receiving the demand for payment, and petition the court to determine the fair value of the shares and accrued interest. If Cornerstone or SmartFinancial, as applicable, does not commence the proceeding within two months, Cornerstone or SmartFinancial, as applicable, is required to pay each dissenting shareholder whose demand remains unsettled, the amount demanded. Cornerstone or SmartFinancial, as applicable, is required to make all dissenting shareholders with respect to a transaction whose demands remain unsettled parties to the proceeding and to serve a copy of the petition upon each dissenting shareholder. The court may appoint one or more appraisers to receive evidence and to recommend a decision on fair value. Each dissenting shareholder made a party to the proceeding is entitled to judgment for the amount by which the amount paid by Cornerstone or SmartFinancial, as applicable, exceeds the fair value of such person’s shares plus interest to the date of judgment.

In an appraisal proceeding commenced under Chapter 23, the court must determine the costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court will assess these costs against Cornerstone or SmartFinancial, as applicable, except that the court may assess the costs against all or some of the dissenting shareholders to the extent the court finds they acted arbitrarily, vexatiously, or not in good faith in demanding payment under Chapter 23. The court also may assess the fees and expenses of attorneys and experts for the respective parties against Cornerstone or SmartFinancial, as applicable, if the court finds that Cornerstone or SmartFinancial, as applicable, did not substantially comply with the requirements of Chapter 23, or against either Cornerstone, SmartFinancial or a dissenting shareholder, as applicable, if the court finds that such party acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by Chapter 23.

If the court finds that the services of the attorneys for any dissenting shareholder were of substantial benefit to other dissenting shareholders similarly situated, and that the fees for those services should not be assessed against Cornerstone or SmartFinancial, as applicable, the court may award those attorneys reasonable fees out of the amounts awarded the dissenting shareholders who were benefitted.

If you intend to dissent, or if you think that dissenting might be in your best interests, you should read Appendix B carefully.

COMPARATIVE RIGHTS OF CORNERSTONE AND SMARTFINANCIAL SHAREHOLDERS

Cornerstone and SmartFinancial are both incorporated under the laws of the State of Tennessee. The following is a summary of the material differences between (i) the current rights of Cornerstone shareholders under the Tennessee Business Corporation Act, Cornerstone’s amended and restated charter, and Cornerstone’s amended and restated bylaws, (ii) the current rights of SmartFinancial shareholders under the Tennessee Business Corporation Act, SmartFinancial’s charter and SmartFinancial’s bylaws, and (iii) the proposed rights of shareholders of the surviving corporation following the consummation of the merger under the Tennessee Business Corporation Act, the second amended and restated charter of the surviving corporation and the second amended and restated bylaws of the surviving corporation to be adopted in connection with the merger.

Cornerstone and SmartFinancial believe that this summary describes the material differences between the rights of holders of Cornerstone common stock, the rights of holders of Cornerstone’s Series A preferred stock, the rights of holders of SmartFinancial common stock, the rights of the holder of the SmartFinancial’s SBLF stock, and the proposed rights of holders of the surviving corporation’s common stock and the Cornerstone SBLF stock; however, it does not purport to be a complete description of those differences. You should read Cornerstone’s amended and restated charter, Cornerstone’s amended and restated bylaws, SmartFinancial’s charter, SmartFinancial’s bylaws, the proposed amendments to Cornerstone’s amended and restated charter, the proposed second amended and restated charter and the proposed second amended and restated bylaws of the surviving corporation in their entirety.

Cornerstone	SmartFinancial	Surviving Corporation
Voting Rights
Common Stock
Each share of Cornerstone’s common stock carries one vote and has unrestricted voting rights. Cumulative voting is not allowed.

Preferred Stock
Shares of Cornerstone’s Series A preferred stock have no voting rights except as required by law. The Tennessee Business Corporation Act provides that holders of any outstanding shares of a class have the right to vote on a charter amendment which changes the designations, rights, preferences, or limitations of that class.	Common Stock
Each share of SmartFinancial’s common stock carries one vote and has unrestricted voting rights. Cumulative voting is not allowed.

Preferred Stock
Shares of the SmartFinancial SBLF stock have the right to vote on:
Common Stock
Following the merger, each share of the surviving corporation’s common stock shall carry one vote and shall have unrestricted voting rights. There will be no cumulative voting.

Series A preferred stock
In connection with the merger, Cornerstone’s amended and restated charter will be further amended to permit the Series A preferred stock to be redeemed at any time after March 31, 2015.
In connection with the merger, each share of Series A preferred stock shall have been redeemed and, accordingly, shall cease to exist and shall have no further voting rights.

Cornerstone SBLF Stock
In connection with the merger and pursuant to the surviving corporation’s second amended and restated charter, the SmartFinancial SBLF stock shall be exchanged for the Cornerstone SBLF stock. The Cornerstone SBLF stock will retain identical voting rights as existing SmartFinancial SBLF stock.
(i) any charter amendment authorizing or creating or the issuance of any shares ranking senior to SmartFinancial SBLF stock with respect to payment of dividends and/or liquidation;
(ii) any amendment adversely affecting the rights, preferences, privileges, or voting powers of the SmartFinancial SBLF stock;
(iii) subject to (v) below, any share exchange or reclassification involving the SmartFinancial SBLF stock or any merger of SmartFinancial with another entity, unless (a) the shares of the SmartFinancial SBLF stock remain outstanding or, in the case of a transaction in which SmartFinancial is not the surviving entity, are converted into or exchanged for preference securities of the surviving entity, and (b) such shares remain outstanding or such preference securities have such rights, preferences, privileges, and voting powers that are the same as the rights, preferences, privileges, and voting powers of the SmartFinancial SBLF stock immediately prior to such transaction;
(iv) any sale of all, substantially all, or any material portion of the assets of SmartFinancial (if the SmartFinancial SBLF stock will not be contemporaneously redeemed in full); and
(v) certain other extraordinary transactions, including the merger, unless the SmartFinancial SBLF stock is converted or exchanged into shares of preference securities with an equal liquidation preference, with dividends from the date of issuance on terms that are equivalent to the terms of the SmartFinancial SBLF stock and have such other rights, preferences, privileges, and voting powers that are the same as the rights, preferences, privileges, and voting powers of the SmartFinancial SBLF stock, taken as a whole.

Cornerstone	SmartFinancial	Surviving Corporation
Authorized Shares
Common Stock
Under Cornerstone’s amended and restated charter, Cornerstone is authorized to issue 20,000,000 shares of common stock, par value $1.00 per share.

Preferred Stock
Cornerstone’s amended and restated charter authorizes the board of directors to issue 2,000,000 shares of preferred stock. The board of directors may, by resolution, issue a series of preferred stock and provide for the respective rights of such series at their discretion without shareholder approval.

Series A preferred stock
Cornerstone’s amended and restated charter authorizes 600,000 shares of Series A preferred stock.	Common Stock
Under SmartFinancial’s charter, SmartFinancial is authorized to issue 8,000,000 shares of common stock, par value $1.00 per share.

Preferred Stock
SmartFinancial’s charter authorizes the board of directors to issue 2,000,000 shares of preferred stock, par value $1.00 per share. The board of directors may, by resolution, issue a series of preferred stock and provide for the respective rights of such series at their discretion without shareholder approval.

SmartFinancial SBLF Stock
SmartFinancial’s charter authorizes the issuance of 12,000 shares of the SmartFinancial SBLF stock.	Common Stock
In connection with the merger, Cornerstone’s amended and restated charter will be further amended to increase the number of authorized shares of common stock to 40,000,000, par value $1.00 per share.

Preferred Stock
Following the merger, pursuant to the second amended and restated charter of the surviving corporation, the surviving corporation will be authorized to issue 2,000,000 shares of preferred stock, 12,000 shares of which will be designated as the Cornerstone SBLF stock.
Outstanding Shares
As of the record date, prior to the financing transaction or the consummation of the transactions contemplated by the reverse stock split amendment proposal, Cornerstone had 6,637,941 shares of common stock outstanding, 600,000 shares of Series A preferred stock outstanding and 1,194,085 options to purchase common stock outstanding.	As of the record date, SmartFinancial had 2,965,783 shares of common stock outstanding and 12,000 shares of the SmartFinancial SBLF stock outstanding. As of December 31, 2014, SmartFinancial had 483,629 options to purchase common stock outstanding.	In connection with the merger, Cornerstone’s amended and restated charter will be further amended to effectuate a 4-to-1 reverse stock split pursuant to which each four shares of Cornerstone common stock issued and outstanding shall be automatically reclassified and changed into one share of Cornerstone common stock.

Cornerstone	SmartFinancial	Surviving Corporation
In addition, in connection with the merger, (i) Cornerstone’s amended and restated charter will be further amended to permit Series A preferred stock to be redeemed at any time after March 31, 2015 such that, following the merger, all of the shares of Series A preferred stock shall be redeemed and will cease to exist, (ii) pursuant to the second amended and restated charter of the surviving corporation, the SmartFinancial SBLF stock, which will be exchanged for the Cornerstone SBLF stock, will retain identical rights as the existing SmartFinancial SBLF stock, and (iii) outstanding options held by SmartFinancial holders shall be converted into options to purchase shares of common stock of the surviving corporation.
Accordingly, following the merger, assuming the issuance of 4,000,000 shares of common stock in the financing transaction and the transactions contemplated by the reverse stock split amendment proposal, we anticipate that that the surviving corporation will have approximately 5,773,558 shares of common stock outstanding and 12,000 shares of the Cornerstone SBLF stock outstanding.

Cornerstone	SmartFinancial	Surviving Corporation
Liquidation Rights
Series A preferred stock has a liquidation preference with respect to common stock and any other class of stock which expressly ranks junior to Series A preferred stock.
Series A preferred stock shares ratably with other holders of Series A preferred stock in the event liquidation proceeds are not sufficient for payment in full.

Redemption
After July 31, 2015, Cornerstone may redeem any part of Series A preferred stock at a price equal to (i) $25 per share (subject to customary adjustments) and (ii) any accumulated but unpaid dividends. Holders of Series A preferred stock have no right to require redemption.
So long as Series A preferred stock is outstanding, the issuer may purchase, redeem or otherwise acquire classes of stock which rank junior to Series A preferred stock only if dividends on Series A preferred stock are current.

Conversion
After July 31, 2015, Cornerstone has the right to convert Series A preferred stock into shares of common stock at the conversion rate of five shares of common stock for each share of Series A preferred stock (subject to customary adjustments). Cornerstone cannot exercise this conversion right unless the trading price of Cornerstone’s common stock has exceeded $7.50 (subject to customary adjustments) in the previous 30 trading days.
Liquidation Rights
The SmartFinancial SBLF stock has a liquidation preference with respect to common stock and any other class of stock which expressly ranks junior to the SmartFinancial SBLF stock.
The SmartFinancial SBLF stock shares ratably with holders of other stock ranking equally in the event liquidation proceeds are not sufficient for payment in full.
Holders of the SmartFinancial SBLF stock are entitled to receive, before any distribution to holders of any class of stock ranking junior to the SmartFinancial SBLF stock, payment equal to sum of: (i) $1,000 per share and (ii) any accrued and unpaid dividends.

Redemption
SmartFinancial may redeem SmartFinancial SBLF stock at any time, subject to regulatory approval. The holder of the SmartFinancial SBLF stock has no right to require redemption.
So long as the SmartFinancial SBLF stock is outstanding, the issuer may redeem other classes of stock only if (i) after the redemption or repurchase Tier 1 capital would be at least equal to the Tier 1 dividend threshold and (ii) dividends on the SmartFinancial SBLF stock are current.

Conversion
No outstanding class or series of SmartFinancial stock has conversion rights.

Preemptive Rights
SmartFinancial shareholders are not entitled to preemptive rights with respect to any issuance of common or preferred stock.	Series A preferred stock
In connection with the merger, Cornerstone’s amended and restated charter will be further amended to permit Series A preferred stock to be redeemed at any time after March 31, 2015.
In connection with the merger, all of the shares of Series A preferred stock will be redeemed and, accordingly, will cease to exist and will have no liquidation rights, redemption rights, conversion rights or preemptive rights.

Cornerstone SBLF stock
In connection with the merger and pursuant to the second amended and restated charter of the surviving corporation, 12,000 shares of the surviving corporation’s preferred stock will be designated the Cornerstone SBLF stock.
The Cornerstone SBLF stock will have the same relative rights and limitations as the existing SmartFinancial SBLF stock, including liquidation rights, redemption rights, conversion rights and preemptive rights.

Cornerstone	SmartFinancial	Surviving Corporation
Each holder of Series A preferred stock also has the right to convert shares of Series A preferred stock at any time into shares of common stock at the conversion rate of five shares of common stock for each share of Series A preferred stock (subject to customary adjustments). As soon as practical after the holder has provided adequate notice of the optional conversion, Cornerstone must deliver the holder cash for any accumulated and unpaid dividends on Series A preferred stock.

Preemptive Rights
Cornerstone shareholders are not entitled to preemptive rights with respect to any issuance of common or preferred stock.
Dividends
Common Stock
Holders of Cornerstone common stock are entitled to receive dividends as and when declared by the Cornerstone board of directors.

Series A preferred stock
Holders of Series A preferred stock are entitled to cumulative dividends on a quarterly basis. The dividend rate is 10% per annum.
In order for Cornerstone to declare and pay dividends on any common stock, Cornerstone must be current on Series A preferred stock dividends.	Common Stock
Holders of SmartFinancial common stock are entitled to receive dividends as and when declared by the SmartFinancial board of directors.

SmartFinancial SBLF stock
The holders of the SmartFinancial SBLF stock are entitled to non-cumulative dividends on a quarterly basis. The dividend rate for the first 4.5 years after issuance is 1%. After 4.5 years from issuance, the dividend rate will increase to 9%.
In order for SmartFinancial to declare and pay dividends on any class of stock that ranks junior to or is on parity with the SmartFinancial SBLF stock, SmartFinancial must (i) be current on its dividend payments on the SmartFinancial SBLF stock and (ii) meet certain Tier 1 capital requirements. Specifically, after payment of a dividend(s) to other classes of stock, SmartFinancial’s Tier 1 capital must be at least 90% of the Tier 1 capital of SmartFinancial as of August 2, 2011, excluding any subsequent net charge-offs and any redemption of the SmartFinancial SBLF stock.
Additionally, if dividends on the SmartFinancial SBLF stock are not paid in full for one quarterly dividend period, dividends generally cannot be paid on any class of stock that ranks junior to or is on parity with the SmartFinancial SBLF stock for the next three quarters.
In the event that SmartFinancial misses five dividend payments, whether or not consecutive, the holder of the SmartFinancial SBLF stock will have the right, but not the obligation, to appoint a representative as an observer on the board of directors.	Common Stock
Following the merger, pursuant to the second amended and restated charter and the second amended and restated bylaws of the surviving corporation to be adopted in connection with the merger, holders of the surviving corporation’s common stock will be entitled to receive dividends as and when declared by the surviving corporation’s board of directors.

Cornerstone SBLF stock
Following the merger, pursuant to the second amended and restated charter of the surviving corporation, the holder of the surviving corporation’s Cornerstone SBLF stock will entitled to payment of dividends in the same manner as currently provided with respect to the SmartFinancial SBLF stock.

Cornerstone	SmartFinancial	Surviving Corporation
Election, Size, and Classification of Board of Directors
Size of Board
Cornerstone’s amended and restated bylaws provide the board shall consist of at least nine but not more than 15 persons who are shareholders of Cornerstone. Directors are elected by the shareholders at their annual meeting or at any meeting held in place thereof as provided by law by a plurality of the votes cast. Cornerstone’s board of directors currently consists of 10 individuals.

Election of Directors
Each director of Cornerstone shall serve for one year or until his successor is duly elected and qualified.
Size of Board
The SmartFinancial bylaws provide the board shall consist of at least five but not more than 25 persons who are shareholders of SmartFinancial. Directors are elected at the annual meeting of the shareholders by a plurality of the votes by those entitled to vote. SmartFinancial’s board of directors presently consists of eight individuals.

Election of Directors
The board of directors of SmartFinancial is divided into three classes as nearly equal in number as possible. The classes are designated Class I, Class II and Class III with each director elected for a term of three (3) years and until such person’s successor is elected and qualified.	Size of Board
Following the merger, the second amended and restated bylaws of the surviving corporation to be adopted in connection with the merger will provide that the board shall consist of at least five but not more than 25 persons. Directors will be elected at the annual meeting of the shareholders by a plurality of the votes cast. The board of directors of the surviving corporation will not be subject to staggered terms.

Election of Directors
Following the merger, the surviving corporation’s board of directors will have 11 members, with seven of such directors initially nominated or appointed by SmartFinancial and four of such directors initially nominated or appointed by Cornerstone. Thereafter, directors will be elected by a plurality of the votes cast.

Cornerstone	SmartFinancial	Surviving Corporation
Vacancies; Removal of Directors
Vacancies
The Tennessee Business Corporation Act provides that vacancies on the board of directors may be filled by the shareholders or directors, unless the charter provides otherwise.
Cornerstone’s amended and restated bylaws provide that in the event of any vacancy on the board, such vacancies may be filled by a majority vote of the remaining directors, unless occurring because of removal by the shareholders, at any regular or special meeting of the board, any director so elected shall serve until the next annual meeting of shareholders.

Removal
The Tennessee Business Corporation Act provides that shareholders may remove directors with or without cause unless the charter provides that directors may be removed only for cause.
Cornerstone’s amended and restated bylaws provide that holders of a majority of the shares entitled to vote may remove any and all directors, with or without cause, and elect successor(s) so removed at any regular meeting of shareholders or at any special meeting called for that purpose. A director may also be removed for cause by a majority vote of the entire board. Cause means final conviction of a felony, declaration of unsound mind by court order, adjudication of bankruptcy, non-acceptance of office of conduct prejudicial to the interest of Cornerstone.	Vacancies
The Tennessee Business Corporation Act provides that vacancies on the board of directors may be filled by the shareholders or directors, unless the charter provides otherwise.
SmartFinancial’s bylaws provide that if there is a vacancy, the shareholders or the board of directors may fill the vacancy, or if the directors remaining constitute fewer than a quorum, the directors remaining in office may fill the vacancy by the affirmative vote of a majority of such directors.

Removal
The Tennessee Business Corporation Act provides that shareholders may remove directors with or without cause unless the charter provides that directors may be removed only for cause.
SmartFinancial’s bylaws provide that the shareholders may remove a director with or without cause at any regular meeting of shareholders or at any special meeting of the shareholders called for the purpose of removing such director.	Vacancies
Following the merger, the second amended and restated bylaws of the surviving corporation to be adopted in connection with the merger will provide that in the event of any vacancy on the board, (i) the shareholders may fill the vacancy, (ii) the board may fill the vacancy, or (iii) if the directors remaining in office constitute fewer than a quorum, the directors remaining in office may fill the vacancy by affirmative majority vote.

Removal
Following the merger, the second amended and restated charter and the second amended and restated bylaws of the surviving corporation to be adopted in connection with the merger will provide that shareholders of the surviving corporation may only remove one or more directors for cause at a meeting called for such purpose and that the shareholders of the surviving corporation may not remove a director without cause.

Cornerstone	SmartFinancial	Surviving Corporation
Shareholder Special Meetings
The Cornerstone amended and restated bylaws provide that special meetings of the shareholders may only be called by the Commissioner of Financial Institutions, the Federal Deposit Insurance Corporation, the President, a majority of the board of directors or by the owners of 10% or more of the outstanding shares of Cornerstone. Any special meeting of the shareholders shall be held in Hamilton County, Tennessee.
	The SmartFinancial bylaws provide that special meetings of the shareholders will be held in Sevier County, Tennessee or at such other place within the state of Tennessee as the board of directors may determine. Special meetings may be called by the holder(s) of 20% or more of the issued and outstanding shares of voting stock of SmartFinancial in the manner prescribed in the bylaws. Special meetings may also be called by the Federal Reserve board of governors, the chairman, the president/chief executive officer, a majority of the board, or by owners of 10% or more of the outstanding common stock of the company.	Following the merger, pursuant to the second amended and restated charter and the second amended and restated bylaws of the surviving corporation to be adopted in connection with the merger, special meetings may only be called by (i) the chairman of the board of the surviving corporation, (ii) the vice chairman of the board of the surviving corporation, (iii) the president or chief executive officer of the surviving corporation, (iv) a majority of the members of the board of the surviving corporation, or (v) by the holders of at least 20% or more of the outstanding shares of voting stock of the surviving corporation. There will be no geographical restriction on the location of any special meeting of the shareholders.

Cornerstone	SmartFinancial	Surviving Corporation
Shareholder Rights to Make Proposals and to Nominate Directors
Under the Tennessee Business Corporation Act, shareholders have the right to submit proposals to the board of directors and to submit nominations for directors.
The Cornerstone amended and restated bylaws do not contain any advance notice procedure with regard to nominations and other business proposals to be brought before any annual meeting of the shareholders.	Under the Tennessee Business Corporation Act, shareholders have the right to submit proposals to the board of directors and to submit nominations for directors.
The SmartFinancial bylaws are currently silent on the manner and method as to which shareholders may make proposals or nominate directors.	Following the merger, the second amended and restated bylaws of the surviving corporation to be adopted in connection with the merger will establish an advance notice procedure with regard to nominations and other business proposals to be brought before any annual meeting of the shareholders. To be properly brought, a shareholder’s notice must be delivered to or received by the surviving corporation’s principal office (i) not later than the close of business 90 calendar days nor earlier than 120 calendar days in advance of the anniversary date of the previous year’s annual meeting (if such meeting is held on a date that is not more than 30 calendar days or later than 70 calendar days after the anniversary of the previous year’s annual meeting) or (ii) the close of business on the 10th calendar day following the date of public disclosure of the date of any other such annual meeting.
A shareholder notice must be in writing and contain (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and address of the shareholder, (iii) the class and number of shares of capital stock of the surviving corporation owned beneficially or of record by the shareholder, (iv) any material interest of the shareholder in such business, and (v) any other information required to be provided by a shareholder pursuant to Rule 14a-8 of Regulation 14A under the Exchange Act in such shareholder’s capacity as a proponent of a shareholder proposal.

Cornerstone	SmartFinancial	Surviving Corporation
For each person that a shareholder intends to nominate for election as a director, the shareholder must further specify (i) the name, age, business and residence address of such person, (ii) the principal occupation or employment of such person, (iii) the class or series and number of shares of capital stock of the surviving corporation that are owned beneficially or of record by the person being nominated, (iv) a description of all arrangements or understandings between the shareholder and each nominee and any person or persons pursuant to which nominations are being made by the shareholder, and (v) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with the solicitation of proxies for election of directors pursuant to Regulation 14A of the Exchange Act. The shareholder must also specify, as such shareholder, any information relating to such shareholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with the solicitation of proxies for election of directors pursuant to Regulation 14A of the Exchange Act. Finally, the shareholder must submit a written consent from each proposed nominee to being named as nominee and serve as a director if elected.

Cornerstone	SmartFinancial	Surviving Corporation
Indemnification
The Cornerstone amended and restated charter and amended and restated bylaws provide that Cornerstone will indemnify and advance expenses to its directors, officers, employees and any agent of Cornerstone and may purchase and maintain insurance or furnish similar protection to the fullest extent authorized by the Tennessee Business Corporation Act and applicable federal laws and regulations.	The SmartFinancial bylaws provide that SmartFinancial shall indemnify and advance expenses to its directors, officers, employees, and any agent of SmartFinancial and may purchase and maintain insurance or furnish similar protection to the fullest extent authorized by the Tennessee Business Corporation Act and applicable federal laws and regulations.	Following the merger, the second amended and restated charter and the second amended and restated bylaws of the surviving corporation to be adopted in connection with the merger will provide that the surviving corporation will indemnify and advance expenses to its directors, officers, employees and any agent of the surviving corporation and may purchase and maintain insurance or furnish similar protection to the fullest extent authorized by the Tennessee Business Corporation Act and applicable federal laws and regulations.
Personal Liability of Directors
The Tennessee Business Corporation Act provides that a corporation may not indemnify a director for liability (i) for any breach of the director’s duty of loyalty to the corporation or its shareholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or (iii) under Section 48-18-302 of the Tennessee Business Corporation Act (with respect to the unlawful payment of dividends).
Cornerstone’s amended and restated charter provides that no director of Cornerstone shall be personally liable to the company or its shareholders for monetary damages for breach of any fiduciary duty with the only exception being those listed in Tennessee Business Corporation Act Section 48-18-302 (above).	The Tennessee Business Corporation Act provides that a corporation may not indemnify a director for liability (i) for any breach of the director’s duty of loyalty to the corporation or its shareholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or (iii) under Section 48-18-302 of the Tennessee Business Corporation Act (with respect to the unlawful payment of dividends).
	SmartFinancial’s charter provides that no director shall be personally liable to SmartFinancial or its shareholders for monetary damages for breach of any fiduciary duty with the only exceptions being those listed in Tennessee Business Corporation Act Section 48-18-302 (above).	Following the merger, the second amended and restated charter of the surviving corporation will provide that no director of the surviving corporation shall be personally liable to the surviving corporation or its shareholders for monetary damages for breach of any fiduciary duty with the only exceptions being those listed in Tennessee Business Corporation Act Section 48-18-302 described herein.

Cornerstone	SmartFinancial	Surviving Corporation
Dissenters’ Rights
The Tennessee Business Corporation Act provides that a shareholder of a corporation is generally entitled to receive payment of the fair value of his or her stock if the shareholder dissents from specified transactions, including a proposed merger, share exchange or a sale of substantially all of the assets of the corporation.	The Tennessee Business Corporation Act provides that a shareholder of a corporation is generally entitled to receive payment of the fair value of his or her stock if the shareholder dissents from specified transactions, including a proposed merger, share exchange or a sale of substantially all of the assets of the corporation.	Following the merger, the surviving corporation’s shareholders will remain entitled to dissenter’s rights under the Tennessee Business Corporation Act, namely that a shareholder of a corporation is generally entitled to receive payment of the fair value of his or her stock if the shareholder dissents from specified transactions, including a proposed merger, share exchange or a sale of substantially all of the assets of the corporation.
Voting on Mergers, Sales of Assets
Under the Tennessee Business Corporation Act, a sale or other disposition of all or substantially all of the corporation’s assets, a merger of the corporation with and into another corporation, or a share exchange involving one or more classes or series of the corporation’s shares or a dissolution of the corporation must be approved by the board of directors (except in certain limited circumstances) plus, with certain exceptions, the affirmative vote of the holders of a majority of all shares of stock entitled to vote thereon.
Cornerstone’s amended and restated charter and amended and restated bylaws do not contain any provisions addressing extraordinary transactions.	Under the Tennessee Business Corporation Act, a sale or other disposition of all or substantially all of the corporation’s assets, a merger of the corporation with and into another corporation, or a share exchange involving one or more classes or series of the corporation’s shares or a dissolution of the corporation must be approved by the board of directors (except in certain limited circumstances) plus, with certain exceptions, the affirmative vote of the holders of a majority of all shares of stock entitled to vote thereon.
	SmartFinancial’s charter and bylaws do not contain any provision(s) addressing extraordinary transactions.	Following the merger, the surviving corporation’s shareholders will retain the right to vote on extraordinary actions as set forth in the Tennessee Business Corporation Act, but neither the second amended and restated charter nor the second amended and restated bylaws of the surviving corporation to be adopted in connection with the merger will address extraordinary transactions.

Cornerstone	SmartFinancial	Surviving Corporation
Business Combinations Involving Interested Shareholders
The Tennessee Business Combination Act generally prohibits a “business combination” by Cornerstone or a subsidiary with an “interested shareholder” within five years after the shareholder becomes an interested shareholder. Cornerstone or a subsidiary can, however, enter into a business combination within that period if, before the interested shareholder became such, Cornerstone’s board of directors approved the business combination or the transaction in which the interested shareholder became an interested shareholder. After that five-year moratorium, the business combination with the interested shareholder can be consummated only if it satisfies certain fair price criteria or is approved by two-thirds of the other shareholders. For purposes of the Tennessee Business Corporation Act, a “business combination” includes mergers, share exchanges, sales and leases of assets, issuances of securities, and similar transactions. An “interested shareholder” is generally any person or entity that beneficially owns 10% or more of the voting power of any outstanding class or series of Cornerstone’s stock.
Cornerstone’s amended and restated charter does not have special requirements for transactions with interested parties; however, to the extent that the Tennessee Business Combination Act applies to Cornerstone, all business combinations, as defined above, must be approved by two-thirds of the directors and a majority of the shares entitled to vote or a majority of the directors and two-thirds of the shares entitled to vote.	The Tennessee Business Combination Act generally prohibits a “business combination” by SmartFinancial or a subsidiary with an “interested shareholder” within five years after the shareholder becomes an interested shareholder. SmartFinancial or a subsidiary can, however, enter into a business combination within that period if, before the interested shareholder became such, SmartFinancial’s board of directors approved the business combination or the transaction in which the interested shareholder became an interested shareholder. After that five-year moratorium, the business combination with the interested shareholder can be consummated only if it satisfies certain fair price criteria or is approved by two-thirds of the other shareholders. For purposes of the Tennessee Business Corporation Act, a “business combination” includes mergers, share exchanges, sales and leases of assets, issuances of securities, and similar transactions. An “interested shareholder” is generally any person or entity that beneficially owns 10% or more of the voting power of any outstanding class or series of SmartFinancial’s stock.
	SmartFinancial’s charter does not have special requirements for transactions with interested parties; however, to the extent that the Tennessee Business Combination Act applies to SmartFinancial, all business combinations, as defined above, must be approved by two-thirds of the directors and a majority of the shares entitled to vote or a majority of the directors and two-thirds of the shares entitled to vote.	Following the merger, neither the second amended and restated charter of the surviving corporation nor the second amended and restated bylaws of the surviving corporation to be adopted in connection with the merger will contain special requirements pertaining to transactions with interesting parties or business combinations.

Cornerstone	SmartFinancial	Surviving Corporation
Amendment of Charter
The Tennessee Business Corporation Act provides that certain technical amendments to a corporation’s charter may be adopted by the directors without shareholder action. Generally, the Tennessee Business Corporation Act provides that a corporation’s charter may be amended by a majority of votes entitled to be cast on an amendment, subject to any condition the board of directors may place on its submission of the amendment to the shareholders.
Cornerstone’s amended and restated charter is silent as to amendment.	The Tennessee Business Corporation Act provides that certain relatively technical amendments to a corporation’s charter may be adopted by the directors without shareholder action. Generally, the Tennessee Business Corporation Act provides that a corporation’s charter may be amended by a majority of votes entitled to be cast on an amendment, subject to any condition the board of directors may place on its submission of the amendment to the shareholders.
	SmartFinancial’s charter provides the charter may be amended only by the affirmative vote of a majority of all votes entitled to be cast on the amendment.	Following the merger, the second amended and restated charter of the surviving corporation may be amended in accordance with Tennessee Business Corporation Act.
Amendment of Bylaws
Under the Tennessee Business Corporation Act, shareholder action is generally not necessary to amend the bylaws, unless the charter provides otherwise or the shareholders in amending or repealing a particular bylaw provide expressly that the board of directors may not amend or repeal that bylaw. The shareholders may amend or repeal Cornerstone’s amended and restated bylaws even though they may also be amended or repealed by its board of directors.
Cornerstone’s amended and restated bylaws provide the bylaws may be amended at any regular meeting or at any special meeting called for that purpose by the vote of those representing a majority of the common stock entitled to be voted at such meeting or by three-fourth’s (¾) vote of all of the directors of the corporation at any regular or special meeting of directors.	Under the Tennessee Business Corporation Act, shareholder action is generally not necessary to amend the bylaws, unless the charter provides otherwise or the shareholders in amending or repealing a particular bylaw provide expressly that the board of directors may not amend or repeal that bylaw. The shareholders may amend or repeal SmartFinancial’s bylaws even though the bylaws may also be amended or repealed by its board of directors.
	SmartFinancial’s charter provides the bylaws may be amended by the board of directors of SmartFinancial to the fullest extent permitted by the Tennessee Business Corporation Act; provided; however, that any amendment by the board of directors must be approved by the affirmative vote of a majority of the members of the board of directors, unless a greater vote is required by the Tennessee Business Corporation Act.	Following the merger, the second amended and restated bylaws of the surviving corporation to be adopted in connection with the merger shall provide that the bylaws may be amended at any regular meeting or at any special meeting called for that purpose by the vote of those representing a majority of the common stock entitled to be voted at such meeting or by three-fourth’s (¾) vote of all of the directors of the corporation at any regular or special meeting of directors.

Cornerstone	SmartFinancial	Surviving Corporation
Shareholder Ability to Act by Written Consent
The Tennessee Business Corporation Act allows shareholders to act by written consent if all of the shareholders entitled to vote on the matter consent to such action in writing.
The Cornerstone amended and restated bylaws provide that any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of shareholders, may be taken without a meeting or by telephone if consent in writing, setting forth the action so taken, shall be given by all of the shareholders entitled to vote with respect to the subject matter.	The Tennessee Business Corporation Act expressly allows shareholders to act by written consent if all of the shareholders entitled to vote on the matter consent to such action in writing.
	SmartFinancial’s charter and bylaws are currently silent as to shareholder ability to act without written consent.	Following the merger, the shareholders of the surviving corporation will remain entitled to act by written consent if all of the shareholders entitled to vote on the matter consent to such action in writing in accordance with the Tennessee Business Corporation Act.

CORNERSTONE
PROPOSAL NO. 2 — AUTHORIZED STOCK AMENDMENT PROPOSAL

The board is requesting approval of the holders of common stock of the authorized stock amendment proposal to increase the number of authorized shares of common stock from 20,000,000 shares to 40,000,000 shares. On April 9, 2015, the board adopted resolutions approving an amendment to the amended and restated charter of Cornerstone (the “authorized stock amendment”) and directing that the authorized stock amendment proposal be submitted to a vote of the Cornerstone shareholders. The board has determined that the authorized stock amendment proposal is in the best interests of Cornerstone and its shareholders and recommends approval by the holders of common stock. The text of the proposed authorized stock amendment is attached as Appendix E to this joint proxy statement/prospectus.

General Information about the Authorized Stock Amendment Proposal

The Cornerstone amended and restated charter currently authorizes the issuance of up to 20,000,000 shares of common stock. As of the record date, there were 6,637,941 shares of common stock outstanding. The additional shares of common stock to be authorized by the authorized stock amendment proposal will have rights identical to currently outstanding common stock. After the merger is completed and assuming Cornerstone issues 4,000,000 shares of common stock in the financing transaction and assuming the completion of the anticipated reverse stock split of Cornerstone common stock at a 4-to-1 ratio, we expect that there will be 5,773,558 shares of common stock of the surviving corporation outstanding.

Purpose of the Authorized Stock Amendment Proposal

This authorized stock amendment is a condition to closing under the merger agreement. If the holders of common stock do not approve the authorized stock amendment proposal and the reverse stock split amendment proposal, Cornerstone will not have sufficient shares to issue common stock to SmartFinancial shareholders, and the merger will not close; however, if either the authorized stock amendment proposal or the reverse stock split amendment proposal is approved, Cornerstone would have sufficient shares to issue common stock to SmartFinancial shareholders pursuant to the merger. The board believes that an increase in the number of authorized shares of common stock is advisable to ensure that enough shares will be available to consummate the merger as well as to provide flexibility to (i) raise additional capital through the sale of equity securities, including with respect to the private offering component of the financing transaction, (ii) acquire another company or its assets, (iii) provide equity incentives to employees, officers and directors, (iv) permit future stock splits in the form of stock dividends and/or (v) satisfy other corporate purposes. The availability of additional shares of common stock is particularly important in the event the board needs to undertake any of the foregoing actions on an expedited basis and, thus, to avoid the time and expense of seeking shareholder approval in connection with the contemplated issuance of common stock.

Possible Effects of the Authorized Stock Amendment Proposal

If the authorized stock amendment proposal is approved by shareholders, the additional authorized shares of common stock would be available for issuance at the discretion of the board and without further shareholder approval, except as may be required by law or the listing standards of any stock exchange on which shares of common stock may be listed at such time. Approval of the authorized stock amendment proposal will not have an immediate dilutive effect on the proportionate voting power or other rights of existing shareholders. To the extent that the additional authorized shares are issued (including as consideration for the merger or in connection with the private offering component of the financing transaction) otherwise than for a stock split in the future, such shares may have a dilutive effect on the voting power of existing shareholders and, depending on the price for which they are issued, may have a dilutive effect on earnings per share and may adversely affect the market price for the common stock. Existing shareholders have no preemptive or similar rights.

Although Cornerstone has not proposed the increase in the number of authorized shares of common stock with the intention of using the additional shares for anti-takeover purposes, Cornerstone would also be able to use the additional shares to oppose a hostile takeover or delay or prevent changes in control or management. For example, without further shareholder approval, the board could sell shares of common stock in a private transaction to purchasers who would oppose a takeover or favor the current board. Although the proposal to increase the authorized number of shares of common stock has been prompted by business and financial considerations and not by the threat of any known or threatened hostile takeover attempt, shareholders should be aware that approval of this proposal could facilitate future efforts to oppose changes in control of Cornerstone and the surviving corporation and perpetuate Cornerstone’s and the surviving corporation’s management, including transactions in which the shareholder might otherwise receive a premium for their shares over then current market prices.

If shareholders approve the authorized stock amendment proposal, the board will have authority to file with the Secretary of State of Tennessee the authorized stock amendment to authorize an additional 20,000,000 shares of common stock. Upon approval and following such filing, the authorized stock amendment will become effective on the date it is filed.

Vote Required for the Authorized Stock Amendment Proposal

Approval of the authorized stock amendment proposal requires the affirmative vote of the holders of a majority of the shares of common stock outstanding.

THE CORNERSTONE BOARD RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE AUTHORIZED STOCK AMENDMENT PROPOSAL.

CORNERSTONE
PROPOSAL NO. 3 — REVERSE STOCK SPLIT AMENDMENT PROPOSAL

The Cornerstone board is requesting approval of the holders of common stock of the reverse stock split amendment proposal to provide that each four shares of common stock currently issued and outstanding shall be automatically reclassified and changed into one fully paid and non-assessable share of common stock. On April 9, 2015, the board adopted resolutions approving an amendment to the amended and restated charter of Cornerstone (the “reverse stock split amendment”) and directing that the reverse stock split amendment be submitted to a vote of the Cornerstone shareholders. The board has determined that the reverse stock split amendment proposal is in the best interests of Cornerstone and its shareholders and recommends approval by the holders of common stock. The text of the proposed reverse stock split amendment is attached as Appendix F to this joint proxy statement/prospectus.

General Information about the Reverse Stock Split Amendment Proposal

As of the record date, there were 6,637,941 shares of common stock outstanding. Accordingly, following the filing of the reverse stock split amendment, the existing 6,637,941 shares of common stock outstanding immediately prior to the filing of the reverse stock split amendment shall be automatically reclassified and changed into 1,659,486 shares of fully-paid and non-assessable common stock. After the merger is completed and assuming Cornerstone issues 4,000,000 shares of common stock in the private offering component of the financing transaction and assuming the completion of the anticipated reverse stock split of Cornerstone common stock at a 4-to-1 ratio, we expect that there will be 5,773,558 shares of common stock of the surviving corporation outstanding.

Purpose of the Reverse Stock Split Amendment Proposal

The reverse stock split amendment is not a condition to closing under the merger agreement. However, if the holders of common stock do not approve this charter amendment, Cornerstone is less likely to meet the listing requirements of the Nasdaq Capital Market. The board believes that the reverse stock split amendment proposal is advisable to increase the probability that the per share trading price of the common stock will be high enough to list the common stock on the Nasdaq Capital Market. Cornerstone intends to apply for its common stock to be listed on the Nasdaq Capital Market in connection with the completion of the merger and is required to attempt to do so by the merger agreement.

Possible Effects of the Reverse Stock Split Amendment Proposal

Approval of the reverse stock split amendment proposal will not have a dilutive effect on the proportionate voting power or other rights of existing shareholders.

If shareholders approve the reverse stock split amendment proposal, the board will have authority to file with the Secretary of State of Tennessee the reverse stock split amendment to provide that each four shares of common stock issued and outstanding shall be automatically reclassified and changed into one fully paid and non-assessable share of common stock. Upon approval and following such filing, the reverse stock split amendment will become effective on the date it is filed.

Vote Required for the Reverse Stock Split Amendment Proposal

Approval of the reverse stock split amendment proposal requires the affirmative vote of the holders of a majority of the shares of common stock outstanding.

THE CORNERSTONE BOARD RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE REVERSE STOCK SPLIT AMENDMENT PROPOSAL.

CORNERSTONE
PROPOSAL NO. 4 — AMENDMENT AND RESTATEMENT PROPOSAL

The board is requesting approval of the holders of common stock of the amendment and restatement proposal, in order to, among other things:

•	consolidate the foregoing amendments into a single instrument, as appropriate;
•	change the name of the surviving corporation to “SmartFinancial, Inc.”;
•	change the principal office address of the surviving corporation to 5401 Kingston Pike, Suite 600, Knoxville, Tennessee 37919; and
•	determine the preferences, limitations and relative rights of the Cornerstone SBLF stock exchanged for the SmartFinancial SBLF stock in connection with the merger agreement.

On April 9, 2015, the board adopted resolutions approving the second amended and restated charter (the “second amended and restated charter”), subject to requisite approval of the holders of common stock, and directed that the second amended and restated charter be submitted to a vote of the holders of common stock. The board has determined that the second amended and restated charter is in the best interests of Cornerstone and its shareholders and recommends approval by the holders of common stock.

General Information about the Amendment and Restatement Proposal, including the Cornerstone SBLF stock

The second amended and restated charter determines the preferences, limitations, and relative rights of the Cornerstone SBLF stock, which is necessary to consummate the merger pursuant to the merger agreement.

On August 4, 2011, SmartFinancial received $12 million under the Small Business Lending Fund (“SBLF”), created as part of the Small Business Jobs Act. The SBLF provided Tier 1 capital to community banks with assets of $10 billion or less, and terms of this capital contain incentives for making small business loans, defined as certain loans of up to $10 million to businesses with up to $50 million in annual revenues. In exchange for the $12 million, SmartFinancial issued to the U.S. Department of the Treasury 12,000 shares of the SmartFinancial SBLF stock, having a $1,000 liquidation preference per share. The SmartFinancial SBLF stock qualifies as Tier 1 capital.

In connection with the merger, Cornerstone will exchange the Cornerstone SBLF stock for the SmartFinancial SBLF stock. Non-cumulative dividends on the Cornerstone SBLF stock will accrue at an annual rate of between 1% and 5% until the first quarter of 2016, at which time the dividend will accrue at an annual rate of 9% thereafter. The variable rate is determined based upon changes in the amount of “Qualified Small Business Lending” as compared to a baseline level. At December 31, 2014 and 2013, as a result of SmartFinancial’s small business lending activity, the dividend rate was 1% and 1%, respectively. Dividends are payable quarterly in arrears on January 1, April 1, July 1 and October 1 of each year.

The terms of the Cornerstone SBLF stock also impose limits on the ability to pay dividends and repurchase shares of common stock. Under the terms of the Cornerstone SBLF stock, no repurchases may be effected, and no dividends may be declared or paid on preferred shares ranking pari passu with the Cornerstone SBLF stock, junior preferred shares, or other junior securities (including the common stock) during the current quarter and for the next three quarters following the failure to declare and pay dividends on the Cornerstone SBLF stock, except that, in any such quarter in which the dividend is paid, dividend payments on shares ranking pari passu may be paid to the extent necessary to avoid any resulting material covenant breach.

Under the terms of the Cornerstone SBLF stock, dividends may only be declared and paid on the common stock or other stock junior to the Cornerstone SBLF stock, or shares of any such class or series of stock may be repurchased, if, after payment of such dividend, the dollar amount of Cornerstone’s Tier 1 Capital would be at least equal to a leverage ratio of 8%, excluding any subsequent net charge-offs and any redemption of the Cornerstone SBLF stock.

If the Cornerstone SBLF stock is not redeemed, the dividend rate will increase to 9% on February 3, 2016. Dividends are payable quarterly on January 1, April 1, July 1 and October 1 of each year. During the quarters ended March 31, June 30, September 30 and December 31, 2014, the dividend rate on the

SmartFinancial SBLF stock was 1%, 1%, 1% and 1% per year, respectively. To date, SmartFinancial is current on the payment of its dividend pursuant to the terms of the SmartFinancial SBLF stock.

The Cornerstone SBLF stock is non-voting. However, if dividends on the Cornerstone SBLF stock are not paid in full for five dividend periods, whether or not consecutive, the holders of the Cornerstone SBLF stock will have the right to invite a non-voting observer to attend all meetings of the board of directors. The right will end when full dividends have been paid for four consecutive periods.

Cornerstone does not intend to apply for the Cornerstone SBLF stock to be listed on any exchange.

Purpose of the Amendment and Restatement Proposal

The second amendment and restatement proposal is a condition to closing under the merger agreement. If the holders of common stock do not approve the second amendment and restated charter, the merger will not close. The board believes that the second amended and restated charter is advisable to, as required by the merger agreement:

•	consolidate the foregoing amendments into a single instrument, as appropriate;
•	change the name of the surviving corporation to “SmartFinancial, Inc.”;
•	change the principal office address of the surviving corporation to 5401 Kingston Pike, Suite 600, Knoxville, Tennessee 37919; and
•	determine the preferences, limitations and relative rights of the Cornerstone SBLF stock exchanged for the SmartFinancial SBLF stock in connection with the merger agreement.

Possible Effects of the Amendment and Restatement Proposal

If the amendment and restatement proposal is approved by shareholders, the second amended and restated charter will constitute the charter of Cornerstone and the surviving corporation. Upon approval, the second amended and restated charter will become effective immediately following the filing of the second amended and restated charter with the Secretary of State of Tennessee, and will effectuate the changes set forth therein and described in further detail herein.

The board does not intend to solicit further shareholder approval prior to the filing of the second amended and restated charter. If shareholders approve the second amended and restated charter, the board will have authority to file with the Secretary of State of Tennessee the second amended and restated charter. Upon approval and following such filing, the second amended and restated charter will become effective on the date it is filed.

Vote Required for the Amendment and Restatement Proposal

Approval of the amendment and restatement proposal requires the affirmative vote of the holders of a majority of the shares of common stock outstanding.

THE CORNERSTONE BOARD RECOMMENDS A VOTE “FOR” THE APPROVAL OF AMENDMENT AND RESTATEMENT PROPOSAL.

CORNERSTONE
PROPOSAL NO. 5 — STOCK PLAN PROPOSAL

The board is requesting approval of the holders of common stock of the stock plan proposal to adopt the Cornerstone 2015 Stock Incentive Plan to grant incentive stock options within the meaning of the Code to key employees and officers and non-qualified options to non-employee directors, consultants, and others for the purchase of shares. Under the 2015 Stock Incentive Plan, the board (or committee thereof) may also grant awards of restricted stock to key employees and officers and to non-employee directors and consultants.

On March 23, 2015, the board adopted resolutions approving the 2015 Stock Incentive Plan, subject to approval of the holders of common stock, and directed that the 2015 Stock Incentive Plan be submitted to a vote of the Cornerstone shareholders. The board has determined that the 2015 Stock Incentive Plan is in the best interests of Cornerstone and its shareholders and recommends approval by the holders of common stock. The text of the proposed 2015 Stock Incentive Plan is attached as Appendix H to this joint proxy statement/prospectus.

Cornerstone Non-Qualified Plan Options

During 2013 and 2014, the Cornerstone issued non-qualified options to employees and directors. The options were originally documented in 2013 as being issued out of the Cornerstone Bancshares, Inc. 2002 Long Term Incentive Plan but that plan expired in 2012. The non-qualified options are governed by the grant document issued to the holders which incorporate the terms of the plan by reference.

The non-qualified stock options for employees were issued at the market value of the common stock on the grant date and vest 30% on the second anniversary of the grant date, 60% on the third anniversary of the grant date and 100% on the fourth anniversary of the grant date. The non-qualified stock options for directors are issued at the market value of the common stock on the grant date and vest 50% on the first anniversary of the grant date and 100% on the second anniversary of the grant date. The term of all grants are determined by the Compensation Committee, but may not exceed ten years. As of December 31, 2014, a total of 410,000 non-qualified stock options had been issued to Cornerstone employees, of which 410,000 remained outstanding, none had been exercised, none remained exercisable, 410,000 remained unvested and none had been forfeited. As of December 31, 2014, a total of 125,000 non-qualified stock options had been issued to Cornerstone directors, of which 125,000 remained outstanding. Of the non-qualified stock options that had been issued as of December 31, 2014, none had been exercised, 22,500 remained exercisable, 102,500 remained unvested and none had been forfeited.

Equity Compensation Plan Information as of December 31, 2014

Plan category	Number of securities to be issued upon exercise of outstanding options	Weighted average exercise price of outstanding options	Number of securities remaining available for future issuance
Equity compensation plans approved by security holders:	659,085	$3.59	—
Equity compensation plans not approved by security holders:	535,000	$2.39
Total	1,194,085	$3.05	—

General Information about the Stock Plan Proposal

Board Authority

The 2015 Stock Incentive Plan may be administered by the board or any committee appointed by the board. The board may at any time terminate, suspend, or amend the 2015 Stock Incentive Plan. There are 8,000,000 shares of common stock subject to awards under the 2015 Stock Incentive Plan, which such amount shall be reduced to 2,000,000 shares upon the consummation of the 4-to-1 reverse stock split.

Types of Awards

Options.  Options are rights to purchase a specified number of shares of common stock at a price fixed by the board. Each option must be represented by an award agreement that identifies the option as either an “incentive stock option” within the meaning of Section 422 of the Code or “non-qualified option,” which does not satisfy the conditions of Section 422 of the Code. The award agreement also must specify the number of shares of common stock that may be issued upon exercise of the options and set forth the exercise price of the options. The exercise price for options that qualify as incentive stock options may not be less than 100% of the fair market value of the common stock as of the date of grant. The option exercise price may be satisfied in cash, by check, by exchanging shares of common stock owned by the participant, delivery of a properly executed exercise notice along with sale or loan proceeds, other consideration permitted by applicable laws or by a combination of these methods. Options have a maximum term of ten years from the date of grant. The board has broad discretion to determine the terms and conditions upon which options may be exercised, and the board may determine to include additional terms in the award agreements.

Stock Awards.  Restricted stock grants are awards of common stock subject to vesting restrictions and/or restrictions on transferability. Shares of common stock that are issued as “restricted stock” will have a legend and may not be sold, transferred, or disposed of until the restrictions have lapsed. The board has broad discretion as to the specific terms and conditions of each award, including applicable rights upon certain terminations of employment and restrictions on the transferability of stock purchased pursuant to stock purchase rights

Adjustments upon Change of Capitalization

Subject to any required action by our shareholders, the number of shares of common stock covered by outstanding stock options, or restricted stock, and the number of shares of common stock which have been authorized for issuance under the 2015 Stock Incentive Plan but as to which no award has been granted or which have been returned to the plan upon cancellation or expiration of an award, as well as the price per share of common stock covered by each such outstanding award, will be proportionately adjusted for any increase or decrease in the number of issued shares of common stock resulting from a stock split, reverse stock split (including the proposed 4-to-1 reverse stock split), stock dividend, combination or reclassification of the common stock, or any other increase or decrease in the number of issued shares of common stock effected without receipt of consideration by us.

Transferability

Awards may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the participant, only by the participant.

Amendment and Termination

The board may amend, alter, suspend or terminate the 2015 Stock Incentive Plan at any time. Any amendment to the 2015 Stock Incentive Plan must be approved by the shareholders to the extent such approval is required by the terms of the 2015 Stock Incentive Plan, the rules and regulations of the SEC, or the rules and regulations of any exchange upon which the common stock is listed. However, no amendment, alteration, suspension or termination of the 2015 Stock Incentive Plan may impair the rights of any participant, unless mutually agreed in writing by the participant and Cornerstone.

Award Grants

The grant of awards under the 2015 Stock Incentive Plan is at the discretion of the board.

Purpose of the Stock Plan Proposal

Approval of the 2015 Stock Incentive Plan is a condition to closing under the merger agreement. If the holders of common stock do not approve the 2015 Stock Incentive Plan, the merger will not close. The purpose of the 2015 stock plan proposal is to advance the interests of Cornerstone by stimulating the efforts of key employees, directors, and consultants, increasing their desire to continue in their employment with or services to Cornerstone, assisting Cornerstone in competing effectively with other enterprises for the services of new employees and directors necessary for the continued improvement of operations, and to attract and retain the best possible personnel for service as employees, officers, directors, and consultants. Accordingly, the 2015 Stock Incentive Plan is designed to promote the interests of Cornerstone and its shareholders, and, by facilitating stock ownership on the part of such participants, to encourage them to acquire a proprietary interest in the company and to remain in its employ and service.

Vote Required for the Stock Plan Proposal

Approval of the stock plan proposal requires the affirmative vote of the holders of a majority of the shares of common stock represented at the annual meeting.

THE CORNERSTONE BOARD RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE STOCK PLAN PROPOSAL.

CORNERSTONE
PROPOSAL NO. 6 — ELECTION OF DIRECTORS

Cornerstone’s amended and restated bylaws provide that the board shall be comprised of nine to 15 directors. Currently, the board is comprised of 9 directors.

The board of directors has nominated the individuals listed below to stand for election as directors at the annual meeting. Should any nominee become unable to serve for any reason, or choose not to serve, the board may designate a substitute nominee or nominees (in which event the persons named in the enclosed proxy card will vote all valid proxy cards for the election of such substitute nominee or nominees), allow the vacancy or vacancies to remain open until a suitable candidate or candidates are located or by resolution provide for a lesser number of directors.

Each director elected at the annual meeting will serve until the next annual meeting of shareholders and until his or her successor has been duly elected and qualified or until his or her earlier resignation or removal. If the merger is completed, the individuals named in the merger agreement will replace the directors elected at Cornerstone’s annual meeting.

Information about Director Nominees

Set forth below with respect to the nominees for director of Cornerstone is information regarding their business experience during the past five years and other information. In addition, the individual experiences, qualifications, attributes and/or skills of each nominee for director that led to his or her nomination and contribute to the board’s effectiveness as a whole are discussed below.

Name	Age	Principal Occupation and Qualifications
Monique P. Berke	48	Vice President, Investment Operations of Unum Group, a global provider of financial protection benefits. She previously served as Vice President, Human Resources, Global Services for Unum. Prior to 2009, she owned and operated Berke Coaching & Consulting, providing consulting services to Fortune 500 companies. Ms. Berke has extensive experience in the financial services industry with specializations in human resources and operational effectiveness. Her corporate and consulting backgrounds add extensive experience to the board in matters concerning human resources, process and change management and strategic planning. She has served on several community non-profit boards and committees and is the recipient of many professional awards.
B. Kenneth Driver	79	Vice Chairman and Co-CEO of Fillauer Companies, Inc., a Chattanooga based prosthetic manufacturer since 1914. He previously served as President and Chief Operations Officer of Fillauer Companies, Inc. from 1994 to 2007. Since 2007 he has served as the Vice Chairman and Vice CEO of the Fillauer Companies. He has been a director of Cornerstone since 1997. Mr. Driver has extensive experience in matters involved in running a large public company, has served in several capacities from CFO to President and has expertise in finance and accounting, corporate governance, employee matters, and mergers and acquisitions.
Karl Fillauer	67	Chairman and Co-CEO of Fillauer Companies, Inc., a Chattanooga based prosthetic manufacturer since 1914. He has been a director of Cornerstone since 1997. Mr. Fillauer brings significant executive management experience and insight to the board and is proficient in matters relating to finance and accounting, corporate governance, employee matters, and mergers and acquisitions.

Name	Age	Principal Occupation and Qualifications
Nathaniel F. Hughes	56	President and Chief Executive Officer of Cornerstone since March 2012. He previously served as President and Interim Chief Executive Officer of Cornerstone and Cornerstone Community Bank from November 2009 to March 2012. Prior to that time Mr. Hughes served as President and Chief Financial Officer of Cornerstone and President and Chief Operating Officer of Cornerstone Community Bank from June 2004 to November 2009; President and Chief Financial Officer of Cornerstone and Cornerstone Community Bank from April 2003 to June 2004; and Executive Vice President and Chief Financial Officer of Cornerstone and Cornerstone Community Bank from February 1999 to April 2003. Mr. Hughes has been a director of Cornerstone since April 2003. He has over 30 years’ experience in the banking and financial services industry, including expertise in finance and accounting. Mr. Hughes possesses extensive knowledge of Cornerstone’s business and regulatory environment, including matters affecting public companies. As chief executive, he is intimately involved in Cornerstone’s strategic vision and direction and interacts with key executives and constituents within and outside the organization. He also serves on the boards of several non-profit organizations.
Frank S. McDonald	63	President of FMA Architects, PLLC, a Chattanooga based architectural firm, for more than twenty-five years. He has been a director of Cornerstone since September 2005. Mr. McDonald’s extensive experience in the development and real estate industry assists Cornerstone Community Bank’s loan origination process and credit risk management. In addition, he has vast experience in board governance and has served as Chairman of several non-profit organizations.
Doyce G. Payne, M.D.	64	Dr. Payne practiced obstetrics and gynecology in the Chattanooga area for more than twenty years prior to his redirecting his practice to International Medical Missions in 2004. He has been a director of Cornerstone since 1997. As a resident of Chattanooga, his knowledge of the Chattanooga market fits well with Cornerstone’s strategy of focusing on its core banking franchise in Hamilton County. He also serves on the boards of several non-profit organizations.
W. Miller Welborn	56	Chairman of the board of directors of Cornerstone and Cornerstone Community Bank since November 2009. Mr. Welborn is a Partner with the Lamp Post Group, a Chattanooga based small business incubator. Mr. Welborn also has served as President of Welborn & Associates, Inc., a Chattanooga based consulting firm specializing in transportation logistics, for more than ten years. He has been a director of Cornerstone since September 2005. Mr. Welborn has served on the boards of numerous trucking companies and associations. In addition, he served on the board of a publicly traded bank for many years and for two terms as a director of the Federal Reserve Bank of Atlanta’s Birmingham Branch. He also serves on the boards of several non-profit organizations.
Billy O. Wiggins	72	President of Checks, Inc., a Chattanooga based specialty check printing company, for more than twenty years. He has been a director of Cornerstone since 1997. Mr. Wiggins has expertise in retailing and wholesaling and extensive experience in the matters involved in running a large company, including finance and accounting, corporate governance, employee matters, and mergers and acquisitions.

Name	Age	Principal Occupation and Qualifications
Marsha Yessick	67	Owner of Yessick’s Design Center, a Chattanooga based interior design company, for more than thirty years and a current member of the American Society of Interior Designers. She has been a director of Cornerstone since 1997. As the founder and operator of several businesses, Ms. Yessick has developed significant experience in managing and operating businesses of varying sizes. In addition, her background assists Cornerstone in human resources management.

Vote Required for the Election of Directors

Directors will be elected by a plurality of the votes of shares of common stock cast at the Cornerstone annual meeting at which a quorum is present.

THE CORNERSTONE BOARD RECOMMENDS A VOTE “FOR” THE ELECTION OF EACH OF THE NOMINEES AS DIRECTORS OF CORNERSTONE.

Executive Officers

The following sets forth the names and certain information with respect to Cornerstone’s executive officers (except for Mr. Nathaniel F. Hughes whose information is included above):

Name	Age	Principal Occupation and Qualifications
John H. Coxwell	64	Senior Executive Vice President of Cornerstone Community Bank since 2012. Prior to joining Cornerstone, Mr. Coxwell had a thirty-plus year career as a Certified Public Accountant (CPA) and financial institution specialist. His CPA experience includes managerial positions with Deloitte & Touche and, most recently, thirteen years as Managing Partner of Hazlett, Lewis & Bieter, PLLC. Originally from Waynesboro, MS, he is a graduate of Auburn University. His civic involvement includes board positions with the Chattanooga Symphony & Opera and READ Chattanooga (now Re:Start — the Center for Adult Education) where he also served as Board President. He is a former member of the Kiwanis Club of Chattanooga and the Chattanooga Downtown Rotary Club.
Robert B. Watson	58	President of Cornerstone Community Bank since February 2015. Mr. Watson brings 35 years’ experience in the banking industry to his position as President of Cornerstone Community Bank, where he served as Executive Vice President and Senior Loan Administrator from March 2011. Prior to joining Cornerstone in June of 2002, he worked in executive capacities with several regional and community banks, most recently as President and Chief Operating Officer of First Volunteer Bank of Tennessee. A native of Chattanooga, he holds a bachelor’s degree in Accounting and Finance from the University of Tennessee at Chattanooga (UTC). He is a graduate of the LSU School of Banking. His prior civic involvement includes board positions with Chattanooga Christian School, Shepherds Arms Rescue Mission and the UTC Finance Advisory Board.
James R. Vercoe, Jr.	62	Executive Vice President and Chief Credit Officer of Cornerstone Community Bank since December 2013. Prior to that, he served as Senior Vice President and Chief Credit Officer since 2010. Bob Vercoe joined Cornerstone in November of 2010 as a 30-year veteran of the banking industry, having served in executive positions with banks in Charlotte, North Carolina; Nashville, Tennessee; and Chattanooga, Tennessee. Originally from Raleigh, North Carolina, he holds a bachelor’s degree in U.S. History and an MBA in finance from the University of North Carolina at Chapel Hill.

Name	Age	Principal Occupation and Qualifications
Gary W. Petty, Jr.	40	Chief Financial Officer of Cornerstone since 2009 and Executive Vice President and Chief Operations Officer of Cornerstone Community Bank since January 2014. Prior to that, Mr. Petty served as Chief Financial Officer and Senior Vice President of Cornerstone Community Bank from January 2007 to December 2013. He also served as interim Chief Operations Officer from February 2012 to December 2013. Prior to 2007, Mr. Petty served as Vice President/Internal Auditor since 2004. Gary Petty started with Cornerstone in January of 2000 as a credit analyst and has nearly twenty years’ experience in the banking industry. He received his undergraduate degree in Economics from the University of Georgia and a Master of Accountancy degree from the University of Tennessee at Chattanooga.

Corporate Governance and the Board of Directors

Cornerstone’s business is managed by its employees under the direction and oversight of the board of directors. Board members are kept informed of Cornerstone’s business through discussions with management, materials provided to them by management and their participation in board and board committee meetings.

Board Leadership Structure

Currently, the Chairman of the board is not an independent director. The offices of Chairman of the Board and Chief Executive Officer (“CEO”) are separated, with Nathaniel F. Hughes holding the position of President and CEO and W. Miller Welborn being Chairman of the Board. Cornerstone does not have a formal policy with respect to the separation or combination of the offices of Chairman of the Board and CEO. Rather, the board has the discretion to combine or separate these roles as it deems appropriate from time to time, which provides the board with necessary flexibility to adjust to changed circumstances. In light of the transition in management in 2009 and the many challenges arising from the difficult economic and regulatory environment, the board determined that separating the roles of Chairman and CEO would allow the CEO to devote the requisite significant time and focus on managing our business and restoring financial strength. However, under other circumstances, the board may determine that combining these roles would better serve Cornerstone or the surviving corporation by enabling one individual to act as a bridge between management and the board. Historically, Cornerstone has not designated a separate lead independent director at times when the offices of Chairman and CEO were combined.

Risk Oversight

Oversight of risk management is a central focus of the board and its committees. The full board regularly receives reports both from board committees and from management with respect to the various risks facing Cornerstone, including Cornerstone Community Bank, and oversees planning and responding to them as appropriate. The Audit Committee currently has primary responsibility for oversight of financial risk and for oversight of Cornerstone’s risk management processes, including those relating to litigation and regulatory compliance. Under its charter, the Audit Committee is required to discuss Cornerstone’s risk assessment and risk management policies and to inquire about any significant risks and exposures and the steps taken to monitor and minimize such risks. The Asset/Liability Management and Strategic Planning Committee actively measures and manages interest rate risk and is responsible for approving Cornerstone’s asset/liability management policies and for overseeing the formulation and implementation of strategies to improve balance sheet positioning and earnings. The Human Resource/Compensation Committee is chiefly responsible for compensation-related risks. Under its charter, the Human Resource/Compensation Committee must discuss and review the key business and other risks Cornerstone faces and the relationship of those risks to certain compensation arrangements. Cornerstone Community Bank’s Loan Committee has primary responsibility for credit risk and the committee’s duties include oversight of Cornerstone Community Bank’s credit risk department. Each of these committees receives regular reports from management concerning areas of risk for which the committee has oversight responsibility. Cornerstone Community Bank is in the process of developing an enterprise risk approach to managing Cornerstone’s risk. The objective is to consolidate and simplify Cornerstone’s major risk components and report them to the board in a manageable format.

Code of Conduct

Cornerstone has adopted a Code of Conduct, which contains provisions consistent with the SEC’s description of a code of ethics, which applies to its directors, officers and employees, including its principal executive officers, principal financial officer, principal accounting officer, controller and persons performing similar functions. The purpose of the Code of Conduct is, among other things, to provide written standards that are reasonably designed to deter wrongdoing and to: (i) promote honest and ethical conduct; (ii) provide full, fair, accurate, timely and understandable disclosure in reports and documents that Cornerstone files with the SEC and other public communications by Cornerstone; (iii) assure compliance with applicable governmental laws, rules and regulations; (iv) require prompt reporting of any violations of the Code of Conduct; and (v) establish accountability for adherence to the Code of Conduct. Each director is required to read and certify annually that he or she has read, understands and will comply with the Code of Conduct. Cornerstone’s Code of Conduct is available on Cornerstone’s website at www.cscbank.com in the Investor Relations area.

Audit Committee

The Audit Committee selects and engages Cornerstone’s independent registered public accounting firm each year. In accordance with its charter, the Audit Committee, among other things, reviews Cornerstone’s financial statements, the results of internal auditing, financial reporting procedures, reports of regulatory authorities, compliance with internal controls required by the Federal Deposit Insurance Corporation Improvement Act and regularly reports to the board with respect to all significant matters presented at meetings of the Audit Committee. The charter of the Audit Committee is available on Cornerstone’s website at www.cscbank.com in the Investor Relations area. The Audit Committee is currently comprised of three non-employee directors, Messrs. Payne, Fillauer and McDonald, each of whom is “independent” as defined by the Nasdaq Capital Market listing standards and the rules and regulations of the SEC. The Audit Committee does not have an “audit committee financial expert,” as defined in applicable SEC rules, because no director on the board satisfies the criteria of an audit committee financial expert and Cornerstone has not been able to find a suitable board member who is such an expert. The Audit Committee held four meetings for Cornerstone during 2014, each of which was held concurrently with Cornerstone Community Bank’s Audit Committee. Prior to the release of quarterly reports in 2014, the Audit Committee or a member of the Audit Committee also reviewed and discussed the interim financial information contained therein with Cornerstone’s independent registered public accounting firm during fiscal 2014.

Audit Committee Report

Committee Charter

The Audit Committee and the board have approved and adopted a charter for the Audit Committee, a copy of which is available on Cornerstone’s website at www.cscbank.com in the Investor Relations area. In accordance with the charter, the Audit Committee assists the board in fulfilling its responsibility for overseeing the accounting, auditing and financial reporting processes of Cornerstone. The responsibilities of the Audit Committee are described in greater detail in its charter.

Auditor Independence

The Audit Committee received from Mauldin & Jenkins, LLC written disclosures and a letter regarding its independence as required by Public Company Accounting Oversight Board Rule 3526, “Communication with Audit Committees Concerning Independence,” describing all relationships between the independent registered public accounting firm and Cornerstone that might bear on the registered public accounting firm’s independence, and discussed this information with Mauldin & Jenkins, LLC. The Audit Committee also reviewed and discussed with management and with Mauldin & Jenkins, LLC the quality and adequacy of Cornerstone’s internal controls. The Audit Committee also reviewed with Mauldin & Jenkins, LLC and financial management of Cornerstone the audit plans, audit scope and audit procedures. The discussions with Mauldin & Jenkins, LLC also included the matters required by the Public Accounting Oversight Board Auditing Standard No. 16. The Audit Committee has also considered, and concluded, that the provision of services by Mauldin & Jenkins, LLC described under the caption “Audit and Non-Audit Fees” are compatible with maintaining the independence of Mauldin & Jenkins, LLC.

Review of Audited Financial Statements

The Audit Committee has reviewed the audited financial statements of Cornerstone as of and for the fiscal year ended December 31, 2014 and has discussed the audited financial statements with management and with Mauldin & Jenkins, LLC. Based on all of the foregoing reviews and discussions with management and Mauldin & Jenkins, LLC, the Audit Committee recommended to the board of directors that the audited financial statements be included in Cornerstone’s Annual Report on Form 10-K for the year ended December 31, 2014, to be filed with the SEC.

The foregoing report is submitted by the following members of the Audit Committee:

Doyce G. Payne, M.D., Chairman
Karl Fillauer
Frank S. McDonald

Policies and Procedures for the Approval of Related Person Transactions

The charter of the Audit Committee provides that it must approve all transactions between the Cornerstone and related parties, as defined in applicable SEC rules and regulations. In accordance with this responsibility, the Audit Committee on a timely basis reviews and, if appropriate, approves all related party transactions. At any time in which an executive officer, director or nominee for director becomes aware of any contemplated or existing transaction that, in that person’s judgment may be a related party transaction, such person is expected to notify the Chairperson of the Audit Committee of the transaction. Generally, the Chairperson of the Audit Committee reviews any reported transaction and may consult with outside legal counsel regarding whether the transaction is, in fact, a related party transaction requiring approval by the Audit Committee. If the transaction is considered to be a related party transaction, then the Audit Committee will review the transaction and, in deciding whether to approve the transaction, will consider the factors it deems appropriate under the circumstances, including, but not limited to, the following:

•	The approximate dollar amount involved in the transaction, including the amount payable by or to the related person;
•	The nature of the interest of the related person in the transaction;
•	Whether the transaction may involve a conflict of interest;
•	Whether the transaction involves the provision of goods or services to Cornerstone that are available from unaffiliated third parties and, if so, whether the related party transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances; and
•	The purpose of the transaction and any potential benefits to Cornerstone.

In addition to the Audit Committee’s written responsibility, as mandated by the Audit Committee’s charter, to approve related party transactions, Cornerstone also has other written policies and procedures for approving and monitoring related third party transactions.

Related Party Transaction

On September 25, 2014, the board of directors voted to approve the purchase of its Miller Plaza branch facility located at 835 Georgia Avenue, Chattanooga, Tennessee in the form of a condominium from Lamp Post Properties. The Chairman of the board, W. Miller Welborn, owns 20% of Lamp Post Properties and, therefore, Mr. Welborn abstained from the September 25, 2014 vote. The purchase price of the building was $1.4 million and includes floors 1 and 2 of the building along with 528.34 square footage of the basement, all naming rights and signage privileges for the building, and first right of refusal for 12 of the 19 parking spots assigned to Lamp Post Properties. The transaction closed on February 24, 2015.

Executive Compensation

Introduction

The Human Resources/Compensation Committee carries out the board’s overall responsibilities with respect to executive compensation, director compensation and reviews the performance of Cornerstone’s principal executive officer (the “PEO”). The committee also oversees administration of Cornerstone’s employee benefit plans, including Cornerstone’s 401(k) plan and ESOP. The committee operates under a written charter (see www.cscbank.com) that is approved annually by the board. The committee Chairperson sets the agenda and calendar for the committee. The committee has the authority to hire independent consultants to advise the committee on compensation matters. For fiscal 2014, the committee did not hire an independent consultant to advise the committee on compensation matters. The PEO reviews the performance of the other named executive officers and recommends to the committee compensation packages for each of them.

Total compensation of Cornerstone’s named executive officers is determined primarily by Cornerstone’s size in earning assets, Cornerstone’s financial performance and the individual executive’s performance. In determining what types and levels of total compensation to offer the named executive officers, the committee follows its written Executive Compensation Policy, including guidelines, using predetermined financial parameters for the distribution of the particular components of total compensation to the named executive officers.

Compensation Philosophy

Cornerstone’s overall executive compensation philosophy is to align its compensation program with optimizing shareholder value. To that end, the program is designed to recognize superior operating performance and to attract, retain and motivate the executive talent essential to Cornerstone’s financial success. Consistent with this philosophy, the committee is guided by the following objectives when administering Cornerstone’s overall compensation program:

•	Attract and retain highly qualified executives who reflect Cornerstone’s culture and values;
•	Motivate executives to provide excellent leadership and achieve Cornerstone’s goals;
•	Provide substantial performance-related incentive compensation that is aligned with Cornerstone’s strategies and directly tied to meeting specific Cornerstone’s objectives;
•	Strongly link the interests of the executives to the value derived by Cornerstone’s shareholders from owning Cornerstone’s common stock; and
•	Be fair, ethical, transparent and accountable in setting and disclosing executive compensation.

In furtherance of these objectives, the following considerations underlie the committee’s determination with respect to the following principal elements of compensation for the named executive officers:

Base Salary — Individual salary determinations should be based upon the officer’s qualifications, behaviors, cultural adherence and performance.

Annual Cash Incentives — Executives should have a portion of their total cash compensation at risk, contingent upon meeting Cornerstone objectives.

Long-Term Equity-Based Awards — Executives who are critical to Cornerstone’s long-term success should participate in long-term incentive opportunities that link a portion of their total compensation to increasing shareholder value.

Retirement Plans and Other Benefits — Executives should participate in Cornerstone’s benefit programs, such as health insurance, 401(k) plan, ESOP, vacation and life insurance, at a level consistent with policy, prevailing law and current regulation.

Total compensation is intended to correlate to Cornerstone’s ability to grow earning assets, which in turn enhances Cornerstone’s growth in shareholder value. The committee did not use competitive salary surveys to determine or measure the total compensation of the named executive officers. A portion of each named executive officer’s total compensation consists of cash payments, including base salary and/or annual cash incentive awards. In addition, a portion of each named executive officer’s total compensation consists of equity awards designed to align the interests of the named executive officers with the interests of Cornerstone’s stakeholders, who include shareholders, employees, directors and community interests.

Fiscal 2014 Summary Compensation Table and Narrative

Under rules established by the SEC, Cornerstone is required to provide certain data and information regarding the compensation and benefits awarded to, earned by or paid to all persons who served as principal executive officer of Cornerstone during 2014 and certain other executive officers, including the three other most highly compensated executive officers whose total compensation exceeded $100,000 (the “named executive officers”). The disclosure requirements include the use of tables and narrative discussion of any material factors necessary to an understanding of the information disclosed in the tables. The summary compensation table below sets forth certain elements of compensation for the named executive officers of Cornerstone and Cornerstone Community Bank for the periods indicated.

FISCAL 2014 SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)	Option Awards ($)(2)	Non-equity Incentive Plan Compensation ($)	Director Fees Earned or Paid in Cash ($)(3)	All Other Compensation ($)(4)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Nathaniel F. Hughes President & CEO Cornerstone & Cornerstone Community Bank	2014	169,200	6,000	0	32,500	0	8,064	0	215,764
	2013	169,200	203	0	29,250	0	8,064	0	206,717
	2012	169,200	1,000	0	19,500	0	8,064	0	197,764
John H. Coxwell Senior Ex. Vice President Cornerstone Community Bank(5)	2014	128,799	6,000	26,250	32,500	0	0	0	193,549
	2013	60,000	203	35,000	17,550	0	0	0	112,753
	2012	35,000	500	19,269	0	0	0	0	54,769
Robert B. Watson Ex. Vice President Sr. Loan Officer Cornerstone Community Bank	2014	154,269	12,500	0	19,500	0	0	0	186,269
	2013	140,000	203	0	17,550	0	0	0	157,753
	2012	140,000	1,000	0	11,700	0	0	0	152,700
James R. Vercoe Jr. Ex. Vice President Chief Credit Officer Cornerstone Community Bank	2014	135,000	11,000	0	19,500	0	0	0	165,500
	2013	125,000	217	0	17,550	0	0	0	142,767
	2012	125,500	1,000	0	11,700	0	0	0	137,700
Gary W. Petty Jr. Ex. Vice President COO Cornerstone Community Bank; Cornerstone	2014	130,000	10,500	0	19,500	0	0	0	160,000
	2013	125,000	203	0	17,550	0	0	0	142,753
	2012	125,000	1,000	0	11,700	0	0	0	137,700

(1)	Represents cash bonuses paid to the entire workforce in connection with the Christmas holiday season.
(2)	The amounts in this column reflect the aggregate grant date fair value of option awards computed in accordance with FASB ASC Topic 718. The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. Fiscal 2012 option awards were made on March 1, 2012 with a Black-Scholes value of $0.78 per share. Fiscal 2013 option awards were made on March 1, 2013 with a Black-Scholes value of $1.17 per share. Fiscal 2014 option awards were made on March 1, 2014 with a Black-Scholes value of $1.30 per share. A more detailed discussion of the assumptions used in the valuation of option awards made in fiscal 2012, 2013 and 2014 based on performance during 2011, 2012 and 2013 may be found in Note 14 of the Notes to the Financial Statements in this joint proxy statement/prospectus. Options acquired pursuant to option grants must generally be held at least two years before partial vesting is possible.
(3)	The amounts in this column reflect the aggregate amount of cash fees earned or paid to employee directors for attending meetings of the board and Cornerstone Community Bank, as described in greater detail under the section entitled “Director Compensation” below.
(4)	No contributions were made for fiscal 2012, 2013 and 2014 to Cornerstone’s 401(k) or ESOP plans. Cornerstone Community Bank paid $10,000 in 2014 to give the ESOP plan liquidity for individuals that had less than 1,000 shares that requested to liquidate their shares as per the plan and administrative fees. Cornerstone Community Bank paid $4,757 in 2014 to the 401(k) plan for administrative fees.
(5)	John Coxwell was hired by Cornerstone Community Bank June 1, 2012.

Outstanding Equity Awards at 2014 Fiscal Year-End Table and Narrative

The following table sets forth information concerning outstanding equity based awards for each of the named executive officers as of December 31, 2014. Because Cornerstone has never issued stock appreciation rights, restricted stock awards or other stock awards, the table excludes all columns relating to such awards.

OUTSTANDING EQUITY AWARDS AT 2014 FISCAL YEAR-END

Name	Grant Date	Number of Securities Exercisable (#)	Option Awards(1) Underlying Unexercised Options(2) Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date
Nathaniel F. Hughes(3)(4)	3/01/2005	18,000		9.225	3/01/2015
	3/01/2008	8,500		7.990	3/01/2018
	3/01/2009	10,000		3.600	3/01/2019
	3/01/2011	15,000	10,000	1.700	3/01/2021
	3/01/2012	7,500	17,500	1.650	3/01/2022
	3/01/2013	0	25,000	2.370	3/01/2023
	3/01/2014	0	25,000	2.400	3/01/2024
John H. Coxwell(4)	3/01/2013	0	15,000	2.370	3/01/2023
	3/01/2014	0	25,000	2.400	3/01/2024
Robert B. Watson(3)(4)	3/01/2005	6,000		9.225	3/01/2015
	3/01/2008	7,000		7.990	3/01/2018
	3/01/2009	10,000		3.600	3/01/2019
	3/01/2011	9,000	6,000	1.700	3/01/2021
	3/01/2012	4,500	10,500	1.650	3/01/2022
	3/01/2013	0	15,000	2.370	3/01/2023
	3/01/2014	0	15,000	2.400	3/01/2024
James R. Vercoe, Jr.(4)	3/01/2011	9,000	6,000	1.700	3/01/2021
	3/01/2012	4,500	10,000	1.650	3/01/2022
	3/01/2013	0	15,000	2.370	3/01/2023
	3/01/2014	0	15,000	2.400	3/01/2024
Gary W. Petty, Jr.(3)(4)	3/01/2005	1,500		9.225	3/01/2015
	3/01/2008	3,000		7.990	3/01/2018
	3/01/2009	5,000		3.600	3/01/2019
	3/01/2011	9,000	6,000	1.700	3/01/2021
	3/01/2012	4,500	10,500	1.650	3/01/2022
	3/01/2013	0	15,000	2.370	3/01/2023
	3/01/2014	0	15,000	2.400	3/01/2024

(1)	All employee stock options awarded before 2013 were awarded under Cornerstone’s Statutory-Nonstatutory Stock Option Plan, which was approved by the shareholders in 1996, and Cornerstone’s 2002 Long Term Incentive Plan, which was approved by the shareholders in 2002. All unexercised stock options have been adjusted for the 2-for-1 stock splits of September 2004 and December 2006. During 2012, Cornerstone’s 2002 Long Term Incentive Plan expired.
(2)	All employee stock options vest 30% on the second anniversary of the grant date, 60% on the third anniversary of the grant date and 100% on the fourth anniversary of the grant date.

(3)	On February 26, 2010, all named executive officers voluntarily forfeited their options for the award years 2006 and 2007, and the shares underlying these options became available for distribution in connection with future awards under the plan.
(4)	The shares underlying options that were issued in 2013 and 2014 were issued without a qualified plan and, therefore, these options are considered non-qualified.

Director Compensation

Fees for Board Service

Cornerstone’s directors do not receive fees for attendance at meetings of the board or committees of the board of Cornerstone. Rather, because these meetings are held concurrently with the meetings of the board and equivalent committees of the board of Cornerstone Community Bank, meeting fees are paid by Cornerstone Community Bank solely with respect to attendance at meetings of the board and committees of the board of Cornerstone Community Bank. Although employee directors are entitled to receive cash fees for attendance at board meetings, they are not eligible for board committee attendance fees or to participate in Cornerstone’s annual cash incentive or long-term incentive award programs. In fiscal 2014, each director received $672 for attendance at each concurrent board meeting (two paid absences per calendar year are allowed). Each non-employee director (also referred to herein as an “independent director”) also received $204 for attendance at each concurrent Audit Committee meeting and $179 for attendance at each other board committee meeting (including concurrent meetings of equivalent board and Cornerstone Community Bank committees and meetings of Cornerstone Community Bank’s Loan Committee), except that the Chairperson of the Audit Committee and of each other board committee of Cornerstone Community Bank received $247 and $204, respectively, for attendance at such meetings. The Chairman of the board also receives cash chairmanship fees (currently, $93,064 on an annualized basis) for such service of which $72,876 was allocated to Cornerstone Community Bank. Total director fees paid by Cornerstone for services rendered on behalf of Cornerstone in 2014 were $199,496.

Director Annual Cash Incentive Awards

The independent directors of Cornerstone are eligible to receive an annual cash incentive award if Cornerstone meets certain financial performance goals set forth in its profit plan, as from time to time amended. These payments may be paid in cash or, at the election of each independent director under the 2004 Non-Employee Director Compensation Plan, in shares of common stock. Performance targets are established at the beginning of the fiscal year through the financial budgeting process. Therefore, the independent directors’ annual cash incentive awards are determined based on Cornerstone’s overall financial performance. The opportunity to earn a cash incentive award payment ranges from 0% to 100% of the average independent directors’ compensation received in board, subsidiary board and committee fees. The independent directors’ cash incentive award pool is further limited to not be greater than the executive officers’ cash incentive award pool. Because Cornerstone did not provide any funds for the executive officers’ cash incentive award pool in fiscal 2014, the independent directors did not receive any cash incentive awards for fiscal 2014.

Director Long-Term Equity Based Awards

Cornerstone’s independent directors are also eligible to participate in Cornerstone’s Statutory-Nonstatutory Stock Option Plan and the 2002 Long Term Incentive Plan, each of which was previously approved by the board and its shareholders. The Compensation Committee establishes, in February of each fiscal year, assuming the achievement of certain financial targets for such fiscal year, the value of Cornerstone’s incentive stock options that will be issued the following calendar year. Based on the market value of the incentive stock options issued to all Company employees, the independent directors as a group set a participate guideline at a level of 20% of the total market value of all stock options granted to both employees and independent directors. The 2014 employee grant represents 72% of the total grant, while the independent director grant, as a group, represents 28% of the total grant. The independent directors were granted 10,000 non-qualified stock options per director to reward the directors. The board anticipates decreasing the issuance level in 2015. The non-qualified stock options issued to independent directors for 2014 vest 50% on the first anniversary of the grant date and 100% on the second anniversary of the grant date. Cornerstone will recognize compensation expense related to the shares subject to these awards as the shares vest.

In 2012, Cornerstone’s independent directors chose to reinstate the reduction in director fees in previous years due to Cornerstone Community Bank’s financial difficulty. The increase in fees was decided to be in the form of stock grants. During 2012, the independent directors were issued 2,500 shares each with the exception of W. Miller Welborn who was granted 15,000 shares. During 2013 there no grants issued. During 2014, the independent directors were issued 5,000 shares each with the exception of W. Miller Welborn who was granted 30,000 shares.

Director Compensation Table

The following table sets forth the compensation earned by Cornerstone’s independent directors for services rendered during the fiscal year ended December 31, 2014:

DIRECTOR COMPENSATION FOR FISCAL 2014*

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Monique P. Berke	8,644	0	0	0	0	8,644
B. Kenneth Driver	13,917	12,000	13,000	0	0	38,917
Karl Fillauer	10,212	12,000	13,000	0	0	35,212
David G. Fussell	9,455	12,000	13,000	0	0	34,455
Frank S. McDonald	15,395	12,000	13,000	0	0	40,395
Doyce G. Payne, M.D.	14,780	12,000	13,000	0	0	39,780
W. Miller Welborn	93,064	72,000	13,000	0	0	178,064
Billy O. Wiggins	15,753	12,000	13,000	0	0	40,753
Marsha Yessick	10,212	12,000	13,000	0	0	35,212

*	Nathaniel F. Hughes is a named executive officer and Mr. Hughes was a member of the board of directors of Cornerstone during all of fiscal 2014. His director compensation is set forth under “Column (h)” of the “Fiscal 2014 Summary Compensation Table” above and, as a result, has been omitted from this table.
(1)	Each non-employee director received 5,000 grant shares 2,500 for 2013 and 2,500 for 2014. The shares were issued at $2.40 per share in March 2014.
(2)	For each non-employee director, the aggregate number of shares of common stock underlying option awards outstanding (whether or not exercisable) at December 31, 2014, after giving effect to the 2-for-1 stock splits in September 2004 and December 2006, was as follows: Mrs. Berke — 0 shares; Mr. Driver — 29,650 shares; Mr. Fillauer — 29,650 shares; Mr. McDonald — 28,650 shares; Dr. Payne — 29,650 shares; Mr. Welborn — 28,650 shares; Mr. Wiggins — 29,650 shares; and Ms. Yessick — 29,650 shares. Non-qualified stock options are granted to independent directors with an exercise price equal to the market price on the grant date, and vest 50% on the first anniversary of the grant date and 100% on the second anniversary of the grant date.

Section 16(a) Beneficial Ownership Reporting Compliance

Under 16(a) of the Exchange Act, directors and executive officers of Cornerstone and persons who own 10% or more of Cornerstone’s common stock are required to report to the SEC, within specified due dates, their initial beneficial ownership of Cornerstone’s common stock and all subsequent changes to their beneficial ownership. Officers, directors and greater than 10% shareholders are required by SEC regulations to furnish Cornerstone with copies of all forms they file in accordance with Section 16(a). Based solely on Cornerstone’s review of these reports or on representations or information provided to Cornerstone by the persons required to make such filings, Cornerstone believes that all Section 16(a) filing requirements were complied with during the last fiscal year with the exception that John H. Coxwell filed one late report on Form 4 on March 16, 2015, reporting one transaction related to the issuance on April 1, 2014 of 15,384 shares of Cornerstone’s common stock.

CORNERSTONE
PROPOSAL NO. 7 — COMPENSATION PROPOSAL

As required by Item 402(t) of Regulation S-K and Regulation 14A of the Exchange Act, Cornerstone and Cornerstone Community Bank are providing Cornerstone shareholders with the opportunity to cast an advisory, non-binding vote on the compensation that may become payable to certain of Cornerstone’s named executive officers in connection with the completion of the merger.

Interests of Named Executive Officers in the Merger

In considering the recommendation of the Cornerstone board of directors that you vote to approve the merger agreement, you should be aware that Cornerstone’s named executive officers have economic interests that are different from, or in addition to, those of shareholders generally. The Cornerstone board of directors was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement, and in recommending to the shareholders that the merger agreement be approved.

Share Ownership.  On the record date, Cornerstone’s named executive officers beneficially owned, in the aggregate, 176,588 shares of Cornerstone’s common stock, representing approximately 2.66% of the outstanding shares of Cornerstone common stock, and 12,651 shares of Cornerstone’s Series A preferred stock, representing approximately 2.10% of the outstanding shares of Series A preferred stock. After the merger is completed and assuming Cornerstone issues 4,000,000 shares of common stock in the private offering component of the financing transaction and assuming the completion of the anticipated reverse stock split of Cornerstone common stock at a 4-to-1 ratio, we expect that Cornerstone’s named executive officers will beneficially own 57,064 shares of common stock of the surviving corporation, representing approximately 0.99% of the outstanding shares of the surviving corporation’s common stock, which number may increase if cornerstone’s named executive officers participate in the private offering component of the financing transaction.

Stock Option Ownership; Vesting of Awards.  On the record date, Cornerstone’s named executive officers beneficially owned, in the aggregate, 363,500 stock options issued pursuant to Cornerstone’s 2002 Long Term Incentive Plan, 182,500 of which will vest in connection with the closing of the merger. During 2013 and 2014, Cornerstone issued non-qualified options to employees and directors. The options were originally documented as being issued out of the Cornerstone Bancshares, Inc. 2002 Long Term Incentive Plan, which was extended by the board of directors in 2012 until 2015, but not approved the Cornerstone shareholders. Accordingly, the non-qualified options are governed by the grant document issued to the holders, which incorporate by reference the automatic vesting of the non-qualified options granted to employees in connection with a “change of control” as set forth in the Cornerstone Bancshares, Inc. 2002 Long Term Incentive Plan, as described in further detail below.

Under the terms of Cornerstone’s 2002 Long Term Incentive Plan, the vesting of any outstanding stock options and other awards under the plan will be accelerated upon the occurrence of a change of control so that all awards not previously exercisable and vested are fully exercisable and vested. For purposes of this plan, a “change of control” means the happening of any of the following:

•	When any “person” (as such term is used in Section 13(d) and 14(d) of Exchange Act, other than Cornerstone or a subsidiary or any Cornerstone employee benefit plan (including its trustee)) is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act) directly or indirectly of securities of Cornerstone representing 51% or more of the combined voting power of Cornerstone’s then outstanding securities;
•	The occurrence of a transaction requiring shareholder approval for the acquisition of Cornerstone by an entity other than Cornerstone or a subsidiary through purchase of assets, by merger or otherwise; or
•	The filing of an application with any regulatory authority having jurisdiction over the ownership of Cornerstone by any “person” (as defined above) to acquire 51% or more of the combined voting power of Cornerstone’s then outstanding securities.

The following table sets forth the estimated potential benefits payable to Cornerstone’s named executive officers in connection with the transactions contemplated by the merger agreement. Some of these assumptions are based on information not currently available and, as a result, the actual amounts, if any, to be received by the named executive officers may differ in material respects from the amounts set forth below. See footnotes to the table for additional information.

Golden Parachute Compensation

Name	Cash ($)(1)	Equity ($)(2)	Pension/NQDC ($)(3)	Perquisites/ Benefits ($)(4)	Tax/ Reimbursement ($)(5)	Other ($)(6)	Total ($)
Nathaniel F. Hughes	—	$53,175	—	—	—	—	$53,175
Gary W. Petty, Jr.	—	$31,905	—	—	—	—	$31,905
Robert B. Watson	—	$31,905	—	—	—	—	$31,905
James R. Vercoe, Jr.	—	$31,905	—	—	—	—	$31,905
John H. Coxwell, Sr.	—	$30,845	—	—	—	—	$30,845
Total		$179,735					$179,735

(1)	None of the named executive officers will become eligible for any cash payments as a result of the transactions contemplated by the merger agreement.
(2)	Consists of 52,500, 31,500, 31,500, 31,500 and 35,500 unvested options to acquire shares of Cornerstone common stock, beneficially owned by Mr. Hughes, Mr. Petty, Mr. Watson, Mr. Vercoe and Mr. Coxwell, respectively. For these purposes, we assumed the value of the Cornerstone common stock is the average closing market price of Cornerstone common stock over the first five business days following the first public announcement of the merger, which is $3.26. The amount shown represents the difference between $3.26 and the exercise price of each of the stock options granted to each of the named executive officers.
(3)	None of the named executive officers will become eligible for pension or nonqualified deferred compensation benefit enhancements as a result of the transactions contemplated by the merger agreement.
(4)	None of the named executive officers will become eligible for any perquisites or benefits as a result of the transactions contemplated by the merger agreement.
(5)	None of the named executive officers will become eligible for any tax reimbursements as a result of the transactions contemplated by the merger agreement.
(6)	None of the named executive offices will become eligible for any other compensation as a result of the transactions contemplated by the merger agreement.

Purpose of the Compensation Proposal

Cornerstone believes that the information regarding compensation that may become payable to its named executive officers in connection with the completion of the transactions contemplated by the merger agreement is reasonable and demonstrates that Cornerstone’s executive compensation program is designed appropriately and structured to ensure the retention of talented executives and a strong alignment with the long-term interests of Cornerstone’s shareholders.

Possible Effects of the Compensation Proposal

This vote is not intended to address any specific item of compensation, but rather the overall compensation that may become payable to Cornerstone’s named executive officers in connection with the completion of the transactions contemplated by the merger agreement.

In addition, this vote is separate and independent from the vote of shareholders to approve the completion of the transactions contemplated by the merger agreement. The vote with respect to the compensation proposal is an advisory vote and will not be binding on Cornerstone.

Therefore, if the merger proposal is approved, the compensation set forth in this proposal may still be paid to the Cornerstone named executive officers if and to the extent required even if you do not approve the compensation proposal.

Vote Required for the Compensation Proposal

Advisory approval of the compensation proposal requires the affirmative vote of the holders of a majority of the shares of common stock represented at the annual meeting. Cornerstone’s board of directors will consider the affirmative vote of a majority of the votes cast on the matter “FOR” the foregoing proposal as advisory approval of the compensation that may become payable to certain of Cornerstone’s named executive officers in connection with the completion of the merger.

THE CORNERSTONE BOARD RECOMMENDS A VOTE “FOR” THE ADVISORY APPROVAL OF THE COMPENSATION PROPOSAL IN ACCORDANCE WITH THE FOLLOWING RESOLUTION:

“RESOLVED, that the shareholders of Cornerstone hereby approve, on a non-binding, advisory basis, the compensation to be paid or become payable by Cornerstone (or, following the merger, SmartFinancial) to its named executive officers that is based on or otherwise relates to the merger as disclosed pursuant to Item 402(t) of Regulation S-K in the table in the section of the proxy statement under “Compensation Proposal” and the related footnotes and narrative disclosures.”

CORNERSTONE
PROPOSAL NO. 8 — RATIFICATION OF INDEPENDENT ACCOUNTING FIRM

The Audit Committee of the Cornerstone board has appointed Mauldin & Jenkins, LLC to serve as the independent registered public accounting firm for Cornerstone and Cornerstone Community Bank for the fiscal year ending December 31, 2015 (sometimes referred to herein as “fiscal 2015”). Mauldin & Jenkins, LLC (or its predecessor, Hazlett, Lewis & Bieter, PLLC) has served as the independent registered public accounting firm for Cornerstone since 1997 and for Cornerstone Community Bank since 1996. Mauldin & Jenkins, LLC has advised Cornerstone that neither Mauldin & Jenkins, LLC nor any of its partners have any direct or material interest in Cornerstone and its subsidiary except as the independent registered public accounting firm of Cornerstone and its subsidiary.

Cornerstone is asking the shareholders to ratify the Audit Committee’s appointment of Mauldin & Jenkins, LLC for fiscal 2015. In the event the shareholders fail to ratify the appointment, the Audit Committee will consider it a direction to consider other independent registered public accounting firms after fiscal 2015. A representative of Mauldin & Jenkins, LLC will be present at the annual meeting and will be given the opportunity to make a statement on behalf of Mauldin & Jenkins, LLC if he or she so desires. The Mauldin & Jenkins, LLC representative is also expected to respond to appropriate questions from the shareholders.

Audit and Non-Audit Fees

The following table presents the aggregate fees billed to Cornerstone for professional services rendered by Mauldin & Jenkins, LLC for the fiscal years ended December 31, 2013 and December 31, 2014:

Services	2013*	2014
Audit Fees(1)	$122,400	$137,783
Audit Related Fees(2)	$17,000	$—
Tax Fees(3)	$19,400	$19,800
All Other Fees:	$—	$—

(1)	Includes fees for the audit of the consolidated financial statements and review of the interim financial information contained in the quarterly reports on the form 10-Q and other regulatory reporting. In addition, this category includes fees for services rendered associated with the review of documents filed with the SEC.
(2)	Includes fees for attestation and related services traditionally performed by the auditor including attestation services not required by statute or regulation and consultation concerning financial accounting and reporting standards.
(3)	Includes fees for tax compliance services including preparation of original and amended federal and state income tax returns, preparation of personal property tax returns and tax payment and planning advice.
*	A portion of 2013 fees were incurred through services provided by Hazlett, Lewis & Bieter, PLLC, whose partners joined Mauldin & Jenkins, LLC on June 1, 2013. Fees billed by HLB in relation to 2013 services related to Form 10-Q filings and review of estimated tax requirements totaled $8,200 and $600, respectively.

The charter of the Audit Committee provides that the duties and responsibilities of the Audit Committee include the pre-approval of all services that may be provided to Cornerstone by the independent accountants whether or not related to the audit. In fiscal years 2013 and 2014, the Audit Fees, Audit Related Fees, Tax Fees and All Other Fees were pre-approved by the Audit Committee.

Vote Required for the Ratification of Independent Accounting Firm

The affirmative vote by holders of a majority of the shares of common stock represented at the annual meeting, at which a quorum is present, is required to ratify the appointment of Mauldin & Jenkins, LLC as Cornerstone’s independent registered public accounting firm for fiscal 2015.

THE CORNERSTONE BOARD RECOMMENDS A VOTE “FOR” THE RATIFICATION OF THE APPOINTMENT OF MAULDIN & JENKINS, LLC AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR CORNERSTONE AND CORNERSTONE COMMUNITY BANK THE FISCAL YEAR ENDING DECEMBER 31, 2015.

CORNERSTONE
PROPOSAL NO. 9 — ADJOURNMENT

If there are not sufficient votes to constitute a quorum at the time of the Cornerstone annual shareholders’ meeting, the Cornerstone annual shareholders’ meeting may be adjourned to a later date or dates in order to permit further solicitation of proxies. Except as required by the Tennessee Business Corporation Act, the Cornerstone board of directors is not required to fix a new record date to determine the Cornerstone shareholders entitled to vote at the adjourned annual shareholders’ meeting. At the adjourned annual shareholders’ meeting, any business may be transacted which might have been transacted at the annual shareholders’ meeting. If the Cornerstone board of directors does not fix a new record date, it is not necessary to give any notice of the time and place of the adjourned annual shareholders’ meeting other than an announcement at the annual shareholders’ meeting at which the adjournment is taken, unless the adjournment is for more than four months after the date fixed for the original Cornerstone annual shareholders’ meeting. If a new record date is fixed, notice of the adjourned Cornerstone annual shareholders’ meeting shall be given as in the case of the original annual shareholders’ meeting.

In order to allow proxies that have been received at the time of the annual shareholders’ meeting to be voted for an adjournment, if necessary, this proposal regarding the question of adjournment is being submitted to the Cornerstone shareholders as a separate matter for their consideration. If approved, the adjournment proposal will authorize the holder of any proxy solicited by the Cornerstone board of directors to vote in favor of adjourning the annual shareholders’ meeting and any later adjournments. If the Cornerstone shareholders approve this adjournment proposal, Cornerstone could adjourn the annual shareholders’ meeting and use the additional time to solicit additional proxies to gain a quorum for the annual shareholders’ meeting or to approve the merger agreement proposal or any of the other items to be voted on, including the solicitation of proxies from Cornerstone shareholders who previously have voted against the merger agreement proposal or any other item. Among other things, approval of the adjournment proposal could mean that, even if proxies representing a sufficient number of votes against the merger agreement proposal or any other item have been received, Cornerstone could adjourn the annual shareholders’ meeting without a vote on any of such matters and seek to convince the holders of those shares to change their votes to votes in favor of the merger agreement proposal or any other item.

Vote Required to Authorize Adjournment

The affirmative vote of a majority of shares of Cornerstone common stock present in person or by proxy at the Cornerstone annual meeting is required to approve the proposal to authorize adjournment. Abstentions and broker non-votes will not be counted as votes “for” or “against” this proposal, will not be counted in determining the number of votes cast on this proposal, and, therefore, will not affect this proposal. Further, the failure to vote, either by proxy or in person, will not have an effect on this proposal. Properly executed proxies that do not contain voting instructions will be voted “ FOR” approval of this proposal.

THE CORNERSTONE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE PROPOSAL TO AUTHORIZE ADJOURNMENT.

CORNERSTONE
PROPOSAL NO. 10 — SERIES A REDEMPTION AMENDMENT PROPOSAL

The board is requesting that holders of the Series A preferred stock approve the Series A redemption amendment proposal to provide that Cornerstone, at its option, may redeem, in whole or in part, at any time after March 31, 2015, the Series A preferred stock, at a redemption price equal to the sum of the original issue price per share of Series A preferred stock, plus any accumulated and unpaid dividends (regardless of whether any dividends are actually declared) through July 30, 2015.

On April 9, 2015, the board adopted resolutions approving an amendment to Cornerstone’s amended and restated charter to accommodate the foregoing redemption mechanics (the “Series A redemption amendment”), subject to requisite shareholder approval, and directed that the Series A redemption amendment be submitted to a vote of the holders of the Series A preferred stock. The board has determined that the Series A redemption amendment proposal is in the best interests of Cornerstone and its shareholders and recommends approval by the holders of Series A preferred stock. The text of the proposed Series A redemption amendment is attached as Appendix I to this joint proxy statement/prospectus.

General Information about the Series A Redemption Amendment Proposal

As of the record date, there were 600,000 shares of Series A preferred stock outstanding. Accordingly, following the filing of the Series A redemption amendment, the existing 600,000 shares of Series A preferred stock outstanding immediately prior to the filing of the Series A redemption amendment may, at the option of Cornerstone, be redeemed at a purchase price equal to the sum of the original issue price per share of Series A preferred stock, plus any accumulated and unpaid dividends (regardless of whether any dividends are actually declared) through July 30, 2015. After the merger is completed and assuming the adoption of the Series A redemption amendment proposal and the redemption of the Series A preferred stock, we expect that there will be no shares of Series A preferred stock of the surviving corporation outstanding.

As of March 31, 2015, Cornerstone had missed the payment of one quarterly dividend that was due and payable before that date.

Purpose of the Series A Redemption Amendment Proposal

The Series A redemption amendment is a condition to closing under the merger agreement. If the holders of Series A preferred stock do not approve this charter amendment, then Cornerstone will not be able to redeem the Series A preferred stock in a timely manner to permit the exchange of the Cornerstone SBLF stock for the SmartFinancial SBLF stock and the merger will not close.

Possible Effects of the Series A Redemption Amendment Proposal

If the Series A redemption amendment proposal is approved by the holders of the Series A preferred stock, each existing 600,000 shares of Series A preferred stock outstanding immediately prior to the filing of the Series A redemption amendment may, at the option of Cornerstone, be redeemed at a purchase price equal to the sum of the original issue price per share of Series A preferred stock, plus any accumulated and unpaid dividends (regardless of whether any dividends are actually declared) through July 30, 2015, which we expect such aggregate amount to be equal to $750,000 assuming payment of dividends in March and June, with an aggregate per share redemption price equal to $26.25. The board does not intend to solicit further shareholder approval prior to the filing of the Series A redemption amendment or redeeming any shares of the Series A preferred stock. In the event that the board redeems the Series A preferred stock, dividends shall be deemed to have accumulated on all shares of Series A preferred stock so called for redemption through July 30, 2015, and all such shares of Series A preferred stock so called for redemption shall no longer be deemed outstanding and all rights with respect to such shares shall forthwith on such redemption shall terminate, except only the right of the holders thereof to receive the amount payable on such redemption. Shares of Series A preferred stock that are redeemed, repurchased or otherwise acquired by Cornerstone shall revert to authorized but unissued shares of preferred stock.

If the holders of the Series A preferred stock approve the Series A redemption amendment proposal, the board will have authority to file with the Secretary of State of Tennessee the Series A redemption amendment. Upon approval and following such filing, the Series A redemption amendment will become effective on the date it is filed.

Vote Required for the Series A Redemption Amendment Proposal

Approval of the Series A redemption amendment proposal requires the affirmative vote of the holders of a majority of the shares of Series A preferred stock outstanding.

THE CORNERSTONE BOARD RECOMMENDS A VOTE “FOR” THE SERIES A REDEMPTION AMENDMENT PROPOSAL.

SMARTFINANCIAL PROPOSAL NO. 2 —
ELECTION OF DIRECTORS

SmartFinancial currently has seven directors. It is intended that the proxies solicited by the board of directors will be voted for the election of the nominees named below unless other instructions are provided. If any nominee is unable to serve, the persons named in the proxy card will vote your shares to approve the election of any substitute proposed by the board of directors. At this time, the board of directors knows of no reason why any nominee might be unable to serve.

The nominees are Victor Lynn Barrett, William (Billy) Young Carroll, Jr., William (Bill) Young Carroll, Sr., Ted Charles Miller, David Austin Ogle, Keith E. Whaley, O.D., Geoffrey Alan Wolpert. Additional information on each nominee, including background, age, and current occupation, is included in “Proposal No. 1 — The Merger — Information Regarding Director Appointees.”

If elected, the directors will serve until the merger with Cornerstone is completed, at which time, each of the nominees listed above will become a director of the surviving corporation. If the merger is not completed, the elected individuals will serve until the 2016 annual shareholders meeting.

Vote Required for the Election of Directors

The affirmative vote of a plurality of the common stock present in person or by proxy at the SmartFinancial annual shareholders’ meeting is required to elect the directors. Abstentions will not be counted as votes “for” or “against” the nominees, will not be counted in determining the number of votes cast on this proposal, and, therefore, will not affect this proposal. Further, the failure to vote, either by proxy or in person, will not have an effect on this proposal. Properly executed proxies that do not contain voting instructions will be voted “FOR” the nominees listed above.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF ALL OF THE NOMINEES AS DIRECTORS OF SMARTFINANCIAL.

SMARTFINANCIAL PROPOSAL NO. 3 —
RATIFICATION OF INDEPENDENT AUDITING FIRM

General

The audit committee of the SmartFinancial board of directors has appointed Mauldin & Jenkins, LLC to be SmartFinancial’s independent accounting firm for the 2015 fiscal year, subject to the ratification of SmartFinancial’s shareholders.

Vote Required for the Ratification of Independent Accounting Firm

The affirmative vote of a majority of shares of SmartFinancial common stock present in person or by proxy at the SmartFinancial annual shareholders’ meeting is required to approve the proposal to ratify the appointment of the SmartFinancial independent accounting firm. Abstentions will not be counted as votes “for” or “against” this proposal, will not be counted in determining the number of votes cast on this proposal, and, therefore, will not affect this proposal. Further, the failure to vote, either by proxy or in person, will not have an effect on this proposal. Properly executed proxies that do not contain voting instructions will be voted “FOR” approval of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE RATIFICATION OF THE APPOINTMENT OF MAULDIN & JENKINS, LLC AS SMARTFINANCIAL’S INDEPENDENT ACCOUNTING FIRM.

SMARTFINANCIAL PROPOSAL NO. 4 —
AUTHORIZATION TO ADJOURN

If there are not sufficient votes to constitute a quorum at the time of the SmartFinancial annual shareholders’ meeting, the SmartFinancial annual shareholders’ meeting may be adjourned to a later date or dates in order to permit further solicitation of proxies. Except as required by the Tennessee Business Corporation Act, the SmartFinancial board of directors is not required to fix a new record date to determine the SmartFinancial shareholders entitled to vote at the adjourned annual shareholders’ meeting. At the adjourned annual shareholders’ meeting, any business may be transacted which might have been transacted at the SmartFinancial annual shareholders’ meeting. If the SmartFinancial board of directors does not fix a new record date, it is not necessary to give any notice of the time and place of the adjourned SmartFinancial annual shareholders’ meeting other than an announcement at the annual shareholders’ meeting at which the adjournment is taken, unless the adjournment is for more than four months after the date fixed for the original SmartFinancial annual shareholders’ meeting. If a new record date is fixed, notice of the adjourned annual shareholders’ meeting shall be given as in the case of an original SmartFinancial annual shareholders’ meeting.

In order to allow proxies that have been received at the time of the SmartFinancial annual shareholders’ meeting to be voted for an adjournment, if necessary, this proposal regarding the question of adjournment is being submitted to the SmartFinancial shareholders as a separate matter for their consideration. If approved, the adjournment proposal will authorize the holder of any proxy solicited by the SmartFinancial board of directors to vote in favor of adjourning the annual shareholders’ meeting and any later adjournments. If the SmartFinancial shareholders approve this adjournment proposal, SmartFinancial could adjourn the annual shareholders’ meeting and use the additional time to solicit additional proxies to gain a quorum for the annual shareholders’ meeting to approve the merger agreement proposal, including the solicitation of proxies from SmartFinancial shareholders who previously have voted against the merger agreement proposal. Among other things, approval of the adjournment proposal could mean that, even if proxies representing a sufficient number of votes against the merger agreement proposal have been received, SmartFinancial could adjourn the SmartFinancial annual shareholders’ meeting without a vote on the merger agreement proposal and seek to convince the holders of those shares to change their votes to votes in favor of the merger agreement proposal.

Vote Required to Authorize Adjournment

The affirmative vote of a majority of shares of SmartFinancial common stock present in person or by proxy at the annual shareholders’ meeting is required to approve the proposal to authorize adjournment. Abstentions will not be counted as votes “for” or “against” this proposal, will not be counted in determining the number of votes cast on this proposal, and, therefore, will not affect this proposal. Further, the failure to vote, either by proxy or in person, will not have an effect on this proposal. Properly executed proxies that do not contain voting instructions will be voted “FOR” approval of this proposal.

SMARTFINANCIAL’S BOARD OF DIRECTORS RECOMMENDS THAT SMARTFINANCIAL SHAREHOLDERS VOTE “FOR” THE PROPOSAL TO AUTHORIZE ADJOURNMENT.

CORNERSTONE OTHER MATTERS

Management of Cornerstone does not know of any matters to be brought before the annual shareholders meeting other than those described in this joint proxy statement/prospectus. If any other matters properly come before the meeting, the persons named as proxies in the enclosed form of proxy and acting thereunder will vote on such matters in accordance with the recommendations of the board of directors.

SMARTFINANCIAL OTHER MATTERS

Management of SmartFinancial does not know of any matters to be brought before the annual shareholders meeting other than those described in this joint proxy statement/prospectus. If any other matters properly come before the meeting, the persons named as proxies in the enclosed form of proxy and acting thereunder will vote on such matters in accordance with the recommendations of the board of directors.

FUTURE SHAREHOLDER PROPOSALS

After the merger is completed, the next annual meeting of the surviving corporation’s shareholders will be held in 2016. In order to be eligible for inclusion in the proxy materials for next year’s annual meeting of shareholders, shareholder proposals submitted pursuant to Rule 14a-8 of the Exchange Act must be received by the surviving corporation no sooner than [•], 2016 which is 120 calendar days before the anniversary of the date on which the surviving corporation first mailed its proxy statement for its 2015 annual meeting.

For shareholder proposals not sought to be included in the surviving corporation’s proxy statement, Section 3.8 of the surviving corporation’s second amended and restated bylaws to be adopted in connection with the merger will provide that, in order to be brought before the 2016 annual meeting, written notice of the proposal, along with the information required by Section 3.8, must be received by the surviving corporation’s Secretary at its principal executive offices no earlier than the close of business no later than 90 days before the anniversary date of the preceding year’s annual meeting, which is [•], 2016.

If the date of the annual meeting is 30 days before or after [•], 2016, then the shareholder proposal must be received at a reasonable time before the surviving corporation begins to print and send its proxy materials. The surviving corporation will specify the deadline for shareholders to submit proposals. Any such proposals shall be subject to the requirements of Rule 14a-8 under the proxy rules adopted under the Exchange Act, and, as with any shareholder proposal, the surviving corporation’s second amended and restated charter, second amended and restated bylaws to be adopted in connection with the merger and Tennessee law.

REGULATORY MATTERS APPLICABLE TO CORNERSTONE AND SMARTFINANCIAL

Supervision and Regulation

Cornerstone, Cornerstone Community Bank, SmartFinancial and SmartBank are subject to state and federal banking laws and regulations that impose specific requirements and restrictions and provide for general regulatory oversight over virtually all aspects of operations. These laws and regulations generally are intended to protect depositors, not shareholders. The following discussion is only a general summary of some of the more significant statutory and regulatory provisions. This summary is qualified by reference to the particular statutory and regulatory provisions. Any change in applicable laws or regulations may have a material effect on our business and prospects.

General

Cornerstone and SmartFinancial are each a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended (the “Act”), and are registered with and regulated by the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”). Cornerstone and SmartFinancial are required to file with the Federal Reserve Board annual reports and such additional information as the Federal Reserve Board may require pursuant to the Act. The Federal Reserve Board may also make examinations of Cornerstone, SmartFinancial and their subsidiaries.

Cornerstone Community Bank and SmartBank are each a Tennessee-chartered commercial bank and are subject to the supervision and regulation of the Tennessee Department of Financial Institutions (the “TDFI”). In addition, Cornerstone Community Bank’s deposit accounts are insured up to applicable limits by the Deposit Insurance Fund (the “DIF”) of the Federal Deposit Insurance Corporation (the “FDIC”) and consequently, Cornerstone Community Bank is also subject to regulation and supervision by the FDIC and SmartBank is subject to the regulation and supervision of the Federal Reserve Board. Cornerstone Community Bank is not a member of the Federal Reserve System.

Federal and state banking laws and regulations govern all areas of the operations of Cornerstone, Cornerstone Community Bank, SmartFinancial and SmartBank, including reserves, loans, mortgages, capital, issuance of securities, payment of dividends and establishment of branches. Federal and state banking agencies also have the general authority to limit the dividends paid by insured banks if such payments should be deemed to constitute an unsafe or unsound banking practice. In accordance with and as a result of the exercise of this general authority, Cornerstone Community Bank is currently prohibited from paying dividends without prior regulatory approval. The TDFI, FDIC and Federal Reserve Board have the authority to impose penalties, initiate civil and administrative actions and take other steps intended to prevent banks from engaging in unsafe or unsound practices.

FDIC Insurance of Deposit Accounts

The FDIC insures the deposit accounts of Cornerstone Community Bank and SmartBank up to the maximum amount provided by law. The general insurance limit is $250,000. The FDIC assesses deposit insurance premiums on each insured institution quarterly based on annualized rates for one of four risk categories. Under the rules in effect through March 31, 2011, these rates were applied to the institution’s deposits. Each institution was assigned to one of four risk categories based on its capital, supervisory ratings and other factors. Well capitalized institutions that are financially sound with only a few minor weaknesses were assigned to Risk Category I, Risk Categories II, III and IV presented progressively greater risks to the DIF. A range of initial base assessment rates applied to each risk category, subject to adjustments based on an institution’s unsecured debt, secured liabilities and brokered deposits.

As required by the Dodd-Frank Act, the FDIC adopted rules effective April 1, 2011 under which insurance premium assessments are based on an institution’s total assets minus its tangible equity (defined as Tier 1 capital) instead of its deposits. Under these rules, an institution with total assets of less than $10 billion is assigned to a risk category as described above, and a range of initial base assessment rates apply to each category, subject to adjustment downward based on unsecured debt issued by the institution and, except for an institution in Risk Category I, adjustment upward if the institution’s brokered deposits exceed 10% of its domestic deposits, to produce total base assessment rates. Total base assessment rates range from 2.5 to 9 basis points for Risk Category I, 9 to 24 basis points for Risk Category II, 18 to 33 basis points for Risk Category III, and 30 to 45 basis points for Risk Category IV, all subject to further adjustment upward if the institution holds more than a de minimis amount of unsecured debt issued by another FDIC-insured institution. The FDIC may increase or decrease its rates by 2.0 basis points without further rulemaking. In an emergency, the FDIC may also impose a special assessment.

Pursuant to the Dodd-Frank Act, the FDIC has established 2.0% as the designated reserve ratio (“DRR”), which is the ratio of the DIF to insured deposits. The FDIC has adopted a plan under which it will meet the statutory minimum DRR of 1.35% by September 30, 2020, the deadline imposed by the Dodd-Frank Act. The Dodd-Frank Act requires the FDIC to offset the effect of the increase in the statutory minimum DRR to 1.35% on institutions with assets of less than $10 billion from the former statutory minimum of 1.15%.

The FDIC also collects a deposit-based assessment from insured financial institutions on behalf of the Financing Corporation (the “FICO”). The funds from these assessments are used to service debt issued by FICO in its capacity as a financial vehicle for the Federal Savings & Loan Insurance Corporation. The FICO assessment rate is set quarterly. In 2014 it was 0.62 cents per $100 of assessable deposits. These assessments will continue until the debt matures in 2017 through 2019.

State of Tennessee Supervision and Regulation

As a commercial bank chartered and regulated by the TDFI, Cornerstone Community Bank and SmartBank are subject to various state laws and regulations which limit the amount that can be loaned to a single borrower and the borrower’s related interests, the types of permissible investments, and geographic and new product expansion, among other things. Cornerstone Community Bank and SmartBank must submit an application to, and receive the approval of, the TDFI before opening a new branch office or merging with another financial institution. The Commissioner of the TDFI has the authority to enforce state laws and regulations by ordering a director, officer or employee of Cornerstone Community Bank or SmartBank to cease and desist from violating a law or regulation or from engaging in unsafe or unsound banking practices.

Tennessee law contains limitations on the interest rates that may be charged on various types of loans and restrictions on the nature and amount of loans that may be granted and on the type of investments which may be made. The operations of banks are also affected by various consumer laws and regulations, including those relating to equal credit opportunity and regulation of consumer lending practices. All Tennessee banks, including Cornerstone Community Bank and SmartBank, must become and remain insured under the Federal Deposit Insurance Act.

State banks are subject to regulation by the TDFI with regard to capital requirements and the payment of dividends. Tennessee has adopted the provisions of the Federal Reserve Board’s Regulation O with respect to restrictions on loans and other extensions of credit to bank “insiders.” Further, under Tennessee law, state banks are prohibited from lending to any one person, firm or corporation amounts more than fifteen percent (15%) of the bank’s equity capital accounts, except (i) in the case of certain loans secured by negotiable title documents covering readily marketable nonperishable staples, or (ii) with the prior approval of the bank’s board of directors or finance committee (however titled), the bank may make a loan to any person, firm or corporation of up to twenty-five percent (25%) of its equity capital accounts. Tennessee law requires that dividends be paid only from retained earnings (or undivided profits) except that dividends may be paid from capital surplus with the prior written consent of the TDFI. Tennessee laws regulating banks require certain charges against and transfers from an institution’s undivided profits account before undivided profits can be made available for the payment of dividends.

Federal Supervision and Regulation

Cornerstone and SmartFinancial are regularly examined by the Federal Reserve Board, and Cornerstone Community Bank and SmartBank are supervised and examined by the FDIC. Cornerstone and SmartFinancial are required to file with the Federal Reserve Board annual reports and other information regarding its business operations and the business operations of Cornerstone Community Bank and SmartBank, respectively. Approval of the Federal Reserve Board is required before Cornerstone or SmartFinancial may acquire, directly or indirectly, ownership or control of the voting shares of any bank, if, after such acquisition, Cornerstone or SmartFinancial would own or control, directly or indirectly, more than 5% of the voting stock of the bank. In addition, pursuant to the provisions of the Act and the regulations promulgated thereunder, Cornerstone and SmartFinancial may only engage in, or own or control companies that engage in, activities deemed by the Federal Reserve Board to be so closely related to banking as to be a proper incident thereto.

Cornerstone and Cornerstone Community Bank and SmartFinancial and SmartBank are “affiliated” within the meaning of the Act. Certain provisions of the Act establish standards for the terms of, limit the amount of, and establish collateral requirements with respect to, any loans or extensions of credit to, and investments in, affiliates by Cornerstone Community Bank or SmartBank, as well as set arms-length criteria for such transactions and for certain other transactions (including payment by Cornerstone Community Bank or SmartBank for services under any contract) between Cornerstone Community Bank or SmartBank and its affiliates. In addition, related provisions of the Act and the regulations promulgated under the Act limit the amounts of, and establish required procedures and credit standards with respect to, loans and other extensions of credit to officers, directors, and principal shareholders of Cornerstone Community Bank, Cornerstone and any other subsidiary of Cornerstone, and SmartBank, SmartFinancial and any other subsidiary of SmartFinancial, and to related interests of such persons.

Bank holding companies are required to serve as a source of financial strength to their subsidiary banks. Most bank holding companies are required to give the Federal Reserve Board prior written notice of any purchase or redemption of their outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the bank holding company’s consolidated net worth. The Federal Reserve Board may disapprove such a purchase or redemption if it determines that the proposal constitutes an unsafe or unsound practice that would violate any law, regulation, Federal Reserve Board order or directive or any condition imposed by, or written agreement with, the Federal Reserve Board. The prior notice requirement does not apply to certain “well-capitalized” bank holding companies that meet specified criteria.

In November 1985, the Federal Reserve Board adopted its Policy Statement on Cash Dividends Not Fully Covered by Earnings. The Policy Statement sets forth various guidelines that the Federal Reserve Board believes that a bank holding company should follow in establishing its dividend policy. In general, the Federal Reserve Board stated that bank holding companies should not pay dividends except out of current earnings and unless the prospective rate of earnings retention by the holding company appears consistent with its capital needs, asset quality and overall financial condition.

The FDIC may impose sanctions on any insured bank that does not operate in accordance with FDIC regulations, policies and directives. Proceedings may be instituted against any insured bank or any director, officer or employee of the bank that is believed by the FDIC to be engaged in unsafe or unsound practices, including violation of applicable laws and regulations. The FDIC is also empowered to assess civil penalties against companies or individuals who violate certain federal statutes, orders or regulations. In addition, the FDIC has the authority to terminate insurance of deposit accounts, after notice and hearing, upon a finding by the FDIC that the insured institution is or has engaged in any unsafe or unsound practice that has not been corrected, or is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule or order of, or condition imposed by, the FDIC. Neither Cornerstone, Cornerstone Community Bank, SmartFinancial nor SmartBank knows of any past or current practice, condition or violation that might lead to termination of its deposit insurance.

Specific Legislation Affecting Cornerstone, Cornerstone Community Bank, SmartFinancial and SmartBank

The following information summarizes certain statutory and regulatory provisions affecting Cornerstone, Cornerstone Community Bank, SmartFinancial and SmartBank and it qualified in its entirety by reference to such statutory and regulatory provisions.

FIRREA and FDICIA

Far-reaching legislation, including the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (“FIRREA”) and the Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”) have for years impacted the business of banking. FIRREA primarily affected the regulation of savings institutions rather than the regulation of commercial banks and bank holding companies like Cornerstone Community Bank, Cornerstone, SmartFinancial and SmartBank, but did include provisions affecting deposit insurance premiums, acquisitions of thrifts by banks and bank holding companies, liability of commonly controlled depository institutions, receivership and conservatorship rights and procedures and substantially increased penalties for violations of banking statutes, regulations and orders.

FDICIA resulted in extensive changes to the federal banking laws. The primary purpose of FDICIA was to authorize additional borrowings by the FDIC in order to assist in the resolution of failed and failing financial institutions. However, the law also instituted certain changes to the supervisory process and contained various provisions affecting the operations of banks and bank holding companies.

The additional supervisory powers and regulations mandated by FDICIA include a “prompt corrective action” program based upon five regulatory zones for banks, in which all banks are placed largely based on their capital positions. Regulators are permitted to take increasingly harsh action as a bank’s financial condition declines. Regulators are also empowered to place in receivership or require the sale of a bank to another depository institution when a bank’s ratio of tangible equity to total assets reaches two percent. Better capitalized institutions are generally subject to less onerous regulation and supervision than banks with lesser amounts of capital.

Various other sections of the FDICIA impose substantial audit and reporting requirements and increase the role of independent accountants and outside directors. Set forth below is a list containing certain other significant provisions of the FDICIA:

•	annual on-site examinations by regulators (except for smaller, well-capitalized banks with high management ratings, which must be examined every 18 months);
•	mandated annual independent audits by independent public accountants and an independent audit committee of outside directors for institutions with more than $500,000,000 in assets;
•	uniform disclosure requirements for interest rates and terms of deposit accounts;
•	a requirement that the FDIC establish a risk-based deposit insurance assessment system;
•	authorization for the FDIC to impose one or more special assessments on its insured banks to recapitalize the Bank Insurance Fund (now called the Deposit Insurance Fund);
•	a requirement that each institution submit to its primary regulators an annual report on its financial condition and management, which report will be available to the public;
•	a ban on the acceptance of brokered deposits except by well capitalized institutions and by adequately capitalized institutions with the permission of the FDIC, and the regulation of the brokered deposit market by the FDIC;

•	restrictions on the activities engaged in by state banks and their subsidiaries as principal, including insurance underwriting, to the same activities permissible for national banks and their subsidiaries unless the state bank is well capitalized and a determination is made by the FDIC that the activities do not pose a significant risk to the insurance fund;
•	a review by each regulatory agency of accounting principles applicable to reports or statements required to be filed with federal banking agencies and a mandate to devise uniform requirements for all such filings;
•	the institution by each regulatory agency of noncapital safety and soundness standards for each institution it regulates which cover (i) internal controls, (ii) loan documentation, (iii) credit underwriting, (iv) interest rate exposure, (v) asset growth, (vi) compensation, fees and benefits paid to employees, officers and directors, (vii) operational and managerial standards, and (viii) asset quality, earnings and stock valuation standards for preserving a minimum ratio of market value to book value for publicly traded shares (if feasible);
•	uniform regulations regarding real estate lending; and
•	a review by each regulatory agency of the risk-based capital rules to ensure they take into account adequate interest rate risk, concentration of credit risk, and the risks of non-traditional activities.
Capital Regulations

The federal bank regulatory authorities have adopted risk-based capital guidelines for banks that are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and account for off-balance sheet items. The guidelines are minimums, and the federal regulators have noted that banks contemplating significant expansion programs should not allow expansion to diminish their capital ratios and should maintain such ratios in excess of the minimums.

In December 2010, the Basel Committee on Banking Supervision (“BCBS”), an international forum for cooperation on banking supervisory matters, announced the “Basel III” capital standards, which substantially revised the existing capital requirements for banking organizations. On July 2, 2013, the Federal Reserve adopted a final rule for the Basel III capital framework and, on July 9, 2013, the OCC also adopted a final rule and the FDIC adopted the same provisions in the form of an “interim” final rule. The rule applies to all national and state banks and savings associations and most bank holding companies and savings and loan holding companies, which we collectively refer to herein as “covered” banking organizations. Bank holding companies with less than $500 million in total consolidated assets are not subject to the final rule, nor are savings and loan holding companies substantially engaged in commercial activities or insurance underwriting. In certain respects, the rule imposes more stringent requirements on “advanced approaches” banking organizations, which are those organizations with $250 billion or more in total consolidated assets, $10 billion or more in total foreign exposures, or that have opted in to the Basel II capital regime. The requirements in the rule began to phase in on January 1, 2014, for advanced approaches banking organizations, and began to phase in on January 1, 2015 for other covered banking organizations. The requirements in the rule will be fully phased in by January 1, 2019.

The rule imposes higher risk-based capital and leverage requirements than those previously in place. Specifically, the rule imposes the following minimum capital requirements: a new common equity Tier 1 risk-based capital ratio of 4.5%; a Tier 1 risk-based capital ratio of 6% (increased from the current 4% requirement); a total risk-based capital ratio of 8% (unchanged from current requirements); a leverage ratio of 4%; and a new supplementary leverage ratio of 3% applicable to advanced approaches banking organizations, resulting in a leverage ratio requirement of 7% for such institutions.

Under the rule, Tier 1 capital is redefined to include two components: common equity Tier 1 capital and additional Tier 1 capital. The new and highest form of capital, common equity Tier 1 capital, consists solely of common stock (plus related surplus), retained earnings, accumulated other comprehensive income, and limited amounts of minority interests that are in the form of common stock. Additional Tier 1 capital includes other perpetual instruments historically included in Tier 1 capital, such as noncumulative perpetual preferred stock. The rule permits bank holding companies with less than $15 billion in total consolidated assets to continue to include trust preferred securities and cumulative perpetual preferred stock issued before May 19,

2010 in Tier 1 capital, but not in common equity Tier 1 capital, subject to certain restrictions. Tier 2 capital consists of instruments that previously qualified as Tier 2 capital plus instruments that the rule has disqualified from Tier 1 capital treatment.

In addition, in order to avoid restrictions on capital distributions or discretionary bonus payments to executives, a covered banking organization must maintain a “capital conservation buffer” on top of its minimum risk-based capital requirements. This buffer must consist solely of Tier 1 common equity, but the buffer applies to all three measurements (common equity Tier 1, Tier 1 capital and total capital). The capital conservation buffer will be phased in incrementally over time, becoming fully effective on January 1, 2019, and will consist of an additional amount of common equity equal to 2.5% of risk-weighted assets.

The prior capital rules required certain deductions from or adjustments to capital. The final rule retains many of these deductions and adjustments and also provides for new ones. As a result, deductions from common equity Tier 1 capital will be required for goodwill (net of associated deferred tax liabilities), intangible assets such as non-mortgage servicing assets and purchased credit card relationships (net of associated deferred tax liabilities), deferred tax assets that arise from net operating loss and tax credit carryforwards (net of any related valuations allowances and net of deferred tax liabilities), any gain on sale in connection with a securitization exposure, any defined benefit pension fund net asset (net of any associated deferred tax liabilities) held by a bank holding company (this provision does not apply to a bank or savings association), the aggregate amount of outstanding equity investments (including retained earnings) in financial subsidiaries, and identified losses. Other deductions will be necessary from different levels of capital.

Additionally, the final rule provides for the deduction of three categories of assets: (i) deferred tax assets arising from temporary differences that cannot be realized through net operating loss carrybacks (net of related valuation allowances and of deferred tax liabilities), (ii) mortgage servicing assets (net of associated deferred tax liabilities) and (iii) investments in more than 10% of the issued and outstanding common stock of unconsolidated financial institutions (net of associated deferred tax liabilities). The amount in each category that exceeds 10% of common equity Tier 1 capital must be deducted from common equity Tier 1 capital. The remaining, nondeducted amounts are then aggregated, and the amount by which this total amount exceeds 15% of common equity Tier 1 capital must be deducted from common equity Tier 1 capital. Amounts of minority investments in consolidated subsidiaries that exceed certain limits and investments in unconsolidated financial institutions may also have to be deducted from the category of capital to which such instruments belong.

Accumulated other comprehensive income (“AOCI”) is presumptively included in common equity Tier 1 capital and often would operate to reduce this category of capital. The final rule provides a one-time opportunity at the end of the first quarter of 2015 for covered banking organizations to opt out of much of this treatment of AOCI. The final rule also has the effect of increasing capital requirements by increasing the risk weights on certain assets, including high volatility commercial real estate, mortgage servicing rights not includable in common equity Tier 1 capital, equity exposures, and claims on securities firms, that are used in the denominator of the three risk-based capital ratios.

Prompt Corrective Action

As insured depository institutions, Cornerstone Community Bank and SmartBank are required to comply with the capital requirements promulgated under the Federal Deposit Insurance Act and the regulations under it, which set forth five capital categories, each with specific regulatory consequences. Beginning January 1, 2015, the minimum capital levels for each prompt corrective action category were enhanced pursuant to recently adopted new capital regulations, described above under “Capital Regulations”. The following is a list of the newly revised criteria (as currently in effect) for each prompt corrective action category:

Well Capitalized — A well-capitalized institution:

•	has total risk-based capital ratio of 10% or greater;
•	has a Tier 1 risk-based capital ratio of 8% or greater;

•	has a common equity Tier 1 risk-based ratio of 6.5% or greater; and
•	has a Tier 1 leverage ratio of 5% or greater.

Adequately Capitalized — An adequately capitalized institution:

•	has a total risk-based capital ratio of 8% or greater;
•	has a Tier 1 risk-based capital ratio of 6% or greater;
•	has a common equity Tier 1 risk-based capital ratio of 4.5% or greater;
•	has a Tier 1 leverage ratio of 4% or greater; and
•	does not meet the definition of a well capitalized bank.

Undercapitalized — An undercapitalized institution:

•	has total risk-based capital ratio of less than 8%;
•	has a Tier 1 risk-based capital ratio of less than 6%;
•	has a common equity Tier 1 risk-based capital ratio of less than 4.5%; or
•	has a Tier 1 leverage ratio of less than 4.5%.

Significantly Undercapitalized — A significantly undercapitalized institution:

•	has a total risk-based capital ratio of less than 6%;
•	has a Tier 1 risk-based capital ratio of less than 4%;
•	has a common equity Tier 1 risk-based capital ratio of less than 3%; or
•	has a Tier 1 leverage ratio of less than 3%.

Critically Undercapitalized — A critically undercapitalized institution has a ratio of tangible equity to total assets that is equal to or less than 2%.

If the FDIC determines, after notice and an opportunity for hearing, that an institution is in an unsafe or unsound condition, the FDIC is authorized to reclassify the institution to the next lower capital category (other than critically undercapitalized) and require the submission of a plan to correct the unsafe or unsound condition.

If the institution is not well capitalized, it cannot accept brokered deposits without prior FDIC approval. Even if approved, rate restrictions will govern the rate the institution may pay on the brokered deposits. In addition, a bank that is undercapitalized cannot offer an effective yield in excess of 75 basis points over the “national rate” paid on deposits (including brokered deposits, if approval is granted for the bank to accept them) of comparable size and maturity. The “national rate” is defined as a simple average of rates paid by insured depository institutions and branches for which data are available and is published weekly by the FDIC. Institutions subject to the restrictions that believe they are operating in an area where the rates paid on deposits are higher than the “national rate” can use the local market to determine the prevailing rate if they seek and receive a determination from the FDIC that it is operating in a high-rate area. Regardless of the determination, institutions must use the national rate to determine conformance for all deposits outside their market areas.

If the institution becomes less than adequately capitalized, it must adopt a capital restoration plan acceptable to the FDIC. The institution also would become subject to increased regulatory oversight, and is increasingly restricted in the scope of its permissible activities. Each company having control over an undercapitalized institution also must provide a limited guarantee that the institution will comply with its capital restoration plan. Except under limited circumstances consistent with an accepted capital restoration plan, an undercapitalized institution may not grow. An undercapitalized institution may not acquire another institution, establish additional branch offices or engage in any new line of business unless it is determined by the appropriate federal banking agency to be consistent with an accepted capital restoration plan, or unless the

FDIC determines that the proposed action will further the purpose of prompt corrective action. The appropriate federal banking agency may take any action authorized for a significantly undercapitalized institution if an undercapitalized institution fails to submit an acceptable capital restoration plan or fails in any material respect to implement a plan accepted by the agency. A critically undercapitalized institution is subject to having a receiver or conservator appointed to manage its affairs and the loss of its charter to conduct banking activities.

An insured depository institution may not pay a management fee to a bank holding company controlling that institution or any other person having control of the institution if, after making the payment, the institution would be undercapitalized. In addition, an institution cannot make a capital distribution, such as a dividend or other distribution that is in substance a distribution of capital, to the owners of the institution if following such a distribution the institution would be undercapitalized.

Gramm-Leach-Bliley Act

The activities permissible to Cornerstone, Cornerstone Community Bank, SmartFinancial and SmartBank were substantially expanded by the Gramm-Leach-Bliley Act of 1999 (the “Gramm Act”). The Gramm Act repealed the anti-affiliation provisions of the Glass-Steagall Act to permit the common ownership of commercial banks, investment banks and insurance companies. The Gramm Act amended the Act to permit a financial holding company to engage in any activity and acquire and retain any company that the Federal Reserve Board determines to be (i) financial in nature or incidental to such financial activity, or (ii) complementary to a financial activity and that does not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally. The Gramm Act also modified existing law relating to financial privacy and community reinvestment. The new financial privacy provisions generally prohibit financial institutions, including Cornerstone Community Bank, Cornerstone, SmartBank and SmartFinancial from disclosing nonpublic personal financial information to third parties unless customers have the opportunity to “opt out” of the disclosure.

The Dodd-Frank Act

On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). The impact of the Dodd-Frank Act on the financial services industry will be broad, with enhanced regulatory oversight and compliance, including, among other things, (i) enhanced resolution authority of troubled and failing banks and their holding companies; (ii) increased capital and liquidity requirements; (iii) increased regulatory examination fees; (iv) changes to assessments to be paid to the FDIC for federal deposit insurance; and (v) numerous other provisions designed to improve supervision and oversight of, and strengthening safety and soundness for, the financial services sector. In addition, the Dodd-Frank Act established a new framework for systemic risk and oversight in the industry which has resulted and will continue to result in sweeping changes in the regulation of financial institutions aimed at strengthening safety and soundness for the financial services sector. A summary of certain provisions of the Dodd-Frank Act is set forth below:

•	Increased Capital Standards and Enhanced Supervision. The federal banking agencies were required to establish minimum leverage and risk-based capital requirements for banks and bank holding companies (see “Capital Regulations” above). The Dodd-Frank Act also increases regulatory oversight, supervision and examination of banks, bank holding companies and their respective subsidiaries by the appropriate regulatory agency.
•	Federal Deposit Insurance. The Dodd-Frank Act made permanent the $250,000 deposit insurance limit for insured deposits. The Dodd-Frank Act also changed the assessment base for federal deposit insurance from the amount of insured deposits to consolidated assets less tangible equity, eliminated the ceiling on the size of the DIF and increased the floor of the size of the DIF.
•	The Consumer Financial Protection Bureau (“Bureau”). The Dodd-Frank Act centralized responsibility for consumer financial protection by creating a new agency, the Bureau, responsible for implementing, examining and, for large financial institutions (i.e., those with more than $10 billion in assets), enforcing compliance with federal consumer financial laws. The Bureau has broad rulemaking, supervisory and enforcement authority over consumer financial products and services, including deposit products, residential mortgages, home-equity loans and credit cards.

On July 21, 2011 the Dodd-Frank Act transferred the responsibility for implementation of a wide variety of existing consumer protection rules and regulations to the Bureau. In addition, the Dodd-Frank Act tasks the Bureau with implementation of many new consumer protection initiatives required by that law. While the exact impact of any future changes is unknown, Cornerstone Community Bank expects that it will incur additional expense related to the implementation of those rules. Another provision of the Dodd-Frank Act, commonly known as the Durbin Amendment, became effective October 1, 2011. The Durbin Amendment limits interchange fees payable on debit card transactions for financial institutions with more than $10 billion in assets. While the Durbin Amendment does not directly apply to Cornerstone Community Bank or SmartBank, competitive market forces related to the reduction mandated by the Durbin Amendment may result in a decrease in revenue from interchange fees for smaller financial institutions.
•	Interest on Demand Deposit Accounts. The Dodd-Frank Act repeals the prohibition on the payment of interest on demand deposit accounts effective one year after the date of enactment, thereby permitting depository institutions to pay interest on business checking and other accounts.
•	Mortgage Reform. The Dodd-Frank Act provides for mortgage reform addressing a customer’s ability to repay, restricts variable-rate lending by requiring the ability to repay to be determined for variable rate loans by using the maximum rate that will apply during the first five years of a variable-rate loan term, and makes more loans subject to requirement for higher-cost loans, new disclosures and certain other restrictions.

We expect that many of the requirements called for in the Dodd-Frank Act will be implemented over time, and most will be subject to implementing regulations over the course of several years. Given the continued uncertainty associated with the manner in which many of the provisions of the Dodd-Frank Act will be implemented by the various regulatory agencies and through regulations, the full extent of the impact such requirements will have on financial institutions’ operations remains unclear. The changes resulting from the Dodd-Frank Act may impact the profitability of our business activities, require changes to certain of our business practices, impose upon us more stringent capital, liquidity and leverage ratio requirements or otherwise adversely affect our business. These changes may also require us to invest significant management attention and resources to evaluate and make necessary changes in order to comply with new statutory and regulatory requirements.

Future Legislation

Legislation is regularly introduced in both the United States Congress and the Tennessee General Assembly that contains wide-ranging proposals for altering the structures, regulations and competitive relationships of the nation’s financial institutions. Such legislation may change banking statutes and the operating environment of Cornerstone, Cornerstone Community Bank, SmartFinancial and/or SmartBank in substantial and unpredictable ways and could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance, depending upon whether any of this potential legislation will be enacted and, if enacted, the effect that it or any implementing regulations would have on the financial condition or result of operations of Cornerstone, Cornerstone Community Bank, SmartFinancial and/or SmartBank.

INFORMATION ABOUT SMARTFINANCIAL AND SMARTBANK

General

SmartFinancial was incorporated on March 3, 2010, to serve as a holding company for and the sole shareholder of SmartBank. It became the holding company of SmartBank upon completion of SmartBank’s reorganization into a holding company structure on March 22, 2010. On August 4, 2011 SmartFinancial entered into a securities purchase agreement with U.S. Treasury for $12 million related to participation in the Small Business Lending Fund program.

SmartBank was organized in 2006 and is a Tennessee-chartered commercial bank whose deposits are insured by the Federal Deposit Insurance Corporation. SmartBank is a member of the Federal Reserve System and is supervised and regulated by the Federal Reserve and the Tennessee Department of Financial Institutions. The charter of the bank was filed with the Tennessee Secretary of State on August 31, 2006. Upon receiving regulatory approval, the bank commenced operations on January 8, 2007. On October 19, 2012, SmartBank assumed all the deposits and certain assets of the former Gulf South Private Bank. As a result, SmartBank expanded its geographical footprint into the Florida panhandle.

SmartBank’s main office is located at 2430 Teaster Way, in Pigeon Forge, Tennessee, and it operates six additional full-service branch offices, which are located at 1011 Parkway in Sevierville, Tennessee, 570 East Parkway, in Gatlinburg, Tennessee, 7827 Montvue Center Way, in Knoxville, Tennessee, 202 Advantage Place, in Knoxville, Tennessee, 4405 Commons Drive East, in Destin, Florida, and 201 North Palafox Street, in Pensacola, Florida. All but two of SmartBank’s branches are owned, with the exceptions of Montvue Center Way in Knoxville and the main branch office in Pigeon Forge, which are leased. In addition, SmartBank operates a loan production office in Panama City, Florida and a corporate office in Knoxville, Tennessee, both of which are leased.

The day-to-day management of SmartFinancial rests with its officers with oversight provided by the board of directors. SmartBank is engaged in providing general commercial and retail banking services to individuals and businesses in East Tennessee and the Florida panhandle and offers most forms of commercial and consumer lending, including lines of credit, term loans, real estate financing and mortgage lending, checking accounts, savings and time products. To expand services to its customers on a 24-hour basis, SmartBank offers ATM services, merchant capture, treasury management, express telephone and online banking. All of SmartBank’s products and services are directly or indirectly related to the business of community banking and all activity is reported as one segment of operations. All revenue, profit and loss, and total assets are reported in one segment and represent SmartBank’s entire operations.

The banking business is highly competitive. SmartBank competes as a financial intermediary with other commercial banks, credit unions, finance companies, and money market mutual funds operating in East Tennessee and the Florida panhandle. Many of these competitors are well established in SmartBank’s markets and have substantially greater resources and lending limits. Many of these competitors offer services, including extensive and established branch networks, which SmartBank does not provide. SmartBank’s competitors include super regional and large regional banks and larger, more established community banks. Nevertheless, management believes that the strength of SmartBank’s management team, the opportunity created by recent consolidation trends in the industry, and the economic and demographic dynamics of SmartBank’s market areas, combined with its business strategy of localized decision making and highly personalized delivery of banking services, have enabled SmartBank to gain a meaningful share of the area’s loans and deposits.

At December 31, 2014, SmartFinancial had total consolidated assets of approximately $534 million, total consolidated deposits of approximately $455 million, total consolidated net loans of approximately $360 million, and consolidated shareholders’ equity of approximately $56 million.

Certain Other Related Transactions

SmartBank has had, and expects to have in the future, loans and other banking transactions in the ordinary course of business with its directors (including independent directors) and executive officers, including members of their families or corporations, partnerships or other organizations in which such officers or directors have a controlling interest. These loans are made on substantially the same terms (including interest rates and collateral) as those available at the time for comparable transactions with persons not related to SmartBank and do not involve more than the normal risk of collectability or present other unfavorable features. In addition, SmartBank is subject to the provisions of Section 23A of the Federal Reserve Act, which places limits on the amount of loans or extensions of credit to, or investments in, or certain other transactions with, affiliates and on the amount of advances to third parties collateralized by the securities or obligations of affiliates. SmartBank is also subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibits an institution from engaging in certain transactions with certain affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies. The aggregate principal amount of loans outstanding to SmartBank’s directors, executive officers, and their respective affiliates was approximately $19 million at December 31, 2014.

SmartHoldings I, LLC is a subsidiary of SmartBank that is engaged in the property management business. This entity was formed as a Tennessee limited liability company in 2011 and has one member, SmartBank. SmartHoldings II, LLC is a subsidiary of SmartBank that is engaged in the property development business. This entity was formed as a Tennessee limited liability company in 2011 and has one member, SmartBank.

Legal Proceedings

SmartFinancial may, from time to time, be involved in litigation during the ordinary course of business, but it is not currently involved in any pending material litigation.

Market for SmartFinancial’s Common Stock and Related Shareholder Matters

SmartFinancial has been a privately held company since its inception, and there is no established public trading market for Smart’s common stock. Smart’s shares are thinly traded in private transactions. A SmartFinancial shareholder who desires to sell his or her common stock must privately locate one or more willing buyers, and may ultimately be motivated to sell for reasons that are different from a seller of shares with an established public market. Recent trades of SmartFinancial’s common stock are not necessarily indicative of the potential value of SmartFinancial’s common stock if it were actually traded in a public market. The price per share for trades among SmartFinancial’s shareholders are not necessarily reported to Smart’s management, and trades known to SmartFinancial management are not necessarily the only trades of Smart’s common stock. To the best knowledge of SmartFinancial’s management, the most recent trade was 1,400 shares at a price of $15 per share in May 2014. As of December 31, 2014, there were 355 holders of record of SmartFinancial common stock. Payment of dividends by SmartFinancial is subject to certain regulations that may limit or prevent the payment of dividends and is further subject to the discretion of SmartFinancial’s board of directors. During the past two years, SmartFinancial has not paid any dividends to common shareholders.

No assurances can be given that any dividends on SmartFinancial’s common stock will be declared in the future or, if declared, what the amount of such dividends will be or whether such dividends will continue for future periods.

Security Ownership of Certain Beneficial Owners and Management of SmartFinancial

See the table under the heading “Information About Cornerstone and Cornerstone Community Bank —  Security Ownership of Certain Beneficial Owners and Management (Post-Merger)” for information known to SmartFinancial with respect to the beneficial ownership of SmartFinancial’s common stock as of the record date, for (i) each holder of 5.0% or greater of SmartFinancial’s common stock, (ii) each of SmartFinancial’s current directors and named executive officers, and (iii) all of SmartBank’s current directors and executive officers as a group. Unless otherwise indicated, the mailing address for each beneficial owner is care of 2430 Teaster Lane, Pigeon Forge, TN, 37868.

SMARTFINANCIAL’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Our discussion and analysis of earnings and related financial data are presented herein to assist investors in understanding our financial condition as of December 31, 2014 and December 31, 2013, and the results of our operations for the years ended December 31, 2014, and 2013. This discussion should be read in conjunction with the consolidated financial statements and related footnotes of SmartFinancial presented with this joint proxy statement/prospectus. All dollar amounts are in thousands, except per share data or unless otherwise indicated.

Critical Accounting Policies

The accounting and reporting policies of SmartFinancial are in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the banking industry. To prepare consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the consolidated financial statements and the disclosures provided, and actual results could differ. The allowance for loan losses and fair value of financial instruments are particularly subject to change.

Our accounting policies are integral to understanding the results reported. Accounting policies are described in detail in Note 1 of the notes to the consolidated financial statements. The critical accounting policies require our judgment to ascertain the valuation of assets, liabilities, commitments and contingencies. We have established policies and control procedures that are intended to ensure valuation methods are well controlled and applied consistently from period to period. In addition, the policies and procedures are intended to ensure that the process for changing methodologies occurs in an appropriate manner. The following is a brief summary of the more significant policies.

Principles of Consolidation

The consolidated financial statements include the accounts of SmartFinancial and its wholly-owned subsidiary, SmartBank and its wholly-owned subsidiaries, SmartHoldings I, LLC and SmartHoldings II, LLC. All significant intercompany accounts and transactions have been eliminated in consolidation.

Acquired Loans

Acquired loans are those that were acquired on October 19, 2012 when SmartBank assumed all the deposits and certain assets of the former Gulf South Private Bank. The fair values of loans with evidence of credit deterioration, purchased credit impaired loans (“PCI loans”), are recorded net of a nonaccretable discount and accretable discount. Any excess of cash flows expected at acquisition over the estimated fair value is referred to as the accretable discount and is recognized in interest income over the remaining life of the loan when there is reasonable expectation about the amount and timing of such cash flows. The difference between contractually required payments at acquisition and the cash flows expected to be collected at acquisition is the nonaccretable discount, which is included in the carrying amount of acquired loans. Subsequent decreases to the expected cash flows will generally result in a provision for loan losses. Subsequent increases in cash flows result in a reversal of the provision for loan losses to the extent of prior changes or a reclassification of the difference from nonaccretable to accretable with a positive impact on the accretable discount. Acquired loans are initially recorded at fair value at acquisition date. Accretable discounts related to certain fair value adjustments are accreted into income over the estimated lives of the loans.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to expense. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Confirmed losses are charged off immediately. Subsequent recoveries, if any, are credited to the allowance. The allowance is an amount that management believes will be adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio. The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the uncollectibility of loans in light of historical experience, the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, current economic conditions that may affect the borrower's ability to pay, estimated value of any underlying collateral and prevailing economic conditions.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as impaired. The general component covers non-impaired loans and is based on a weighted average derived from a combination of the bank’s and its peer's historical loss experience adjusted for other qualitative factors. An unallocated component may be maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when it is probable, based on current information and events, SmartBank will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest when due. Loans that experience insignificant payment delays and payment shortfalls are not classified as impaired. Impaired loans are measured by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Interest on accruing impaired loans is recognized as long as such loans do not meet the criteria for nonaccrual status. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note to the consolidated financial statements. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED
DECEMBER 31, 2014 AND 2013

Earnings

Net income attributable to SmartFinancial’s common shareholders amounted to $1,713 or $0.58 per share for the year ended December 31, 2014, compared to $2,553 or $0.86 per share for the year ended December 31, 2013. Diluted net income attributable to SmartFinancial’s common shareholders per share was $0.52 and $0.77 for the years ended December 31, 2014 and 2013, respectively. The largest components of the decrease from the previous year included an approximate $2.1 million increase in non-interest expense and a $223 decrease in non-interest income offset by $1.0 million improvement in net interest income after provision. These factors as well as some offsetting factors are discussed further below.

Net Interest Income

Net interest income represents the amount by which interest earned on various earning assets exceeds interest paid on deposits and other interest-bearing liabilities and is the most significant component of our revenues. The following table sets forth the amount of our average balances, interest income and interest expense for each category of interest-earning assets and interest-bearing liabilities and the average interest rate for interest-earning assets and interest-bearing liabilities, net interest spread and net interest margin for the years ended December 31, 2014, and 2013:

	Year Ended December 31, 2014			Year Ended December 31, 2013			Change
	Average Balances	Rates/ Yields (%)	Interest Income/ Expense	Average Balances	Rates/ Yields (%)	Interest Income/ Expense	Due to Volume	Due to Rate	Total
Interest Earning Assets
Loans	$346,732	5.23	$18,136	$314,808	5.69	$17,906	$1,816	$(1,586)	$230
Loan fees	—	0.19	672	—	0.22	692	—	(20)	(20)
Loans with fees	346,732	5.42	18,808	314,808	5.91	18,598	1,816	(1,606)	210
Federal funds sold	5,012	0.30	15	5,028	0.34	17	(0)	(2)	(2)
Deposits with banks	8,415	0.27	23	35,963	0.27	97	(74)	0	(74)
Investment securities – taxable	90,623	1.88	1,705	68,444	1.82	1,249	405	51	456
Investment securities – tax-exempt	4,684	1.99	93	3,988	2.28	91	16	(14)	2
Other	—	—	109	—	—	108	—	1	1
Total Earning Assets	455,466	4.56	20,753	428,231	4.68	20,160	2,163	(1,570)	593
Nonearning Assets	48,580			37,110
	$504,046			$465,341
Interest bearing liabilities
Interest bearing demand	83,809	0.12	103	51,975	0.15	80	49	(26)	23
Savings and Money Market	126,303	0.37	462	126,881	0.40	502	(2)	(38)	(40)
Time deposits – Retail	153,870	0.70	1,076	150,748	0.90	1,356	28	(308)	(280)
Time Deposits – Wholesale	24,051	1.60	384	17,326	2.00	347	135	(98)	37
Total interest bearing deposits	388,033	0.52	2,025	346,930	0.66	2,285	210	(470)	(260)
Federal Home Loan Bank advances	—	—	—	3	—	—	—	—	—
Other borrowings	5,608	0.21	12	7,044	0.20	14	(2)	—	(2)
Total borrowed funds	5,608	0.21	12	7,047	0.20	14	(2)	—	(2)
Total interest-bearing liabilities	393,641	0.52	2,037	353,977	0.65	2,299	208	(470)	(262)
Net Interest Income ($)			$18,716			$17,861	$1,955	$(1,100)	$855
Non-interest bearing deposits	57,275			60,051
Other non-interest bearing liabilities	—			—
Stockholder’s equity	53,690			51,313
	$504,046			$465,341
Net interest margin		4.11			4.17
Net interest spread		4.04			4.03

Table Assumptions — Average loan balances are inclusive of nonperforming loans. Tax exempt investment security yields are shown on a fully tax equivalent basis. Net interest spread is calculated as the yields realized on interest-bearing assets less the rates paid on interest-bearing liabilities. Net interest margin is the result of net interest income calculated on a tax-equivalent basis divided by average interest earning assets for the period. Changes in net interest income are attributed to either changes in average balances (volume change) or changes in average rates (rate change) for earning assets and sources of funds on which interest is received or paid. Volume change is calculated as change in volume times the previous rate while rate change is change in rate times the previous volume. The change attributed to rates and volumes (change in rate multiplied by times change in volume) is considered above as a change in volume.

Analysis — For the year ended December 31, 2014, we recorded net interest income of approximately $18.7 million, which resulted in a net interest margin of 4.11%. For the year ended December 31, 2013, we recorded net interest income of approximately $17.9 million, which resulted in a net interest margin of 4.17%. For the years ended December 31, 2014 and 2013, our net interest spread was 4.04% and 4.03%, respectively.

Our year-over-year average loan volume was up significantly, increasing by about 15.3%. Our combined loan and loan fee yield declined from 5.91% to 5.42% as the competition for quality loans is intense and the market dictates the rate necessary in order to attempt to maintain volumes.

The decline in net interest margin was favorably impacted by management’s efforts to lower our cost of funds. Our cost of funds declined from 0.54% to 0.44% for the periods presented. This decline was attributable to several factors. Management has continued to lower our rates paid on interest bearing liabilities and has somewhat shifted toward lower-cost alternative funding sources such as wholesale time deposits.

We continue to deploy various asset and liability management strategies to manage our risk to interest rate fluctuations. We currently believe that short term rates will remain low for an extended period of time. We believe margin expansion over both the short and the long term will be challenging due to continued pressure on earning asset yields during this extended period of a low interest rates. Loan pricing for creditworthy borrowers is very competitive in our markets and has limited our ability to increase pricing on new and renewed loans over the last several quarters.

Provision for Loan Losses

The provision for loan losses represents a charge to earnings necessary to establish an allowance for loan losses that, in management’s evaluation, should be adequate to provide coverage for the inherent losses on outstanding loans. Based upon management’s assessment of the loan portfolio, we adjust our allowance for loan losses on a quarterly basis to an amount deemed appropriate to adequately cover probable losses inherent in the loan portfolio.

Based upon our evaluation of the loan portfolio, we believe the allowance for loan losses to be adequate to absorb our estimate of probable losses existing in the loan portfolio at December 31, 2014. While our policies and procedures used to estimate the allowance for loan losses, as well as the resultant provision for loan losses charged to operations, are considered adequate by management, they are necessarily approximate and imprecise. There are factors beyond our control, such as conditions in the local and national economy, local real estate market, or particular industry or borrower-specific conditions, which may materially negatively impact our asset quality and the adequacy of our allowance for loan losses and, thus, the resulting provision for loan losses.

We recorded a provision for loan losses of $432 for the year ended December 31, 2014. This compares to a provision of $582 for the year ended December 31, 2013. Provision expense was impacted by the absolute level of loans, loan growth, the credit quality of the loan portfolio and the amount of net charge-offs.

Non-Interest Income

Our noninterest income is composed of several components, some of which vary significantly between periods. The following is a summary of our noninterest income for the years ended December 31, 2014 and 2013:

	Years Ended December 31,		Dollar Increase (Decrease)	Percent Increase (Decrease)
	2014	2013
Non-Interest Income
Service charges and fees	$513	$475	$33	8.0
Securities gains (losses), net	116	6	110	1,833.3
Gains on loans sold, net	177	330	(349)	(46.4)
Other noninterest income:	928	1,146	(218)	(19.0)
Total Non-Interest Income	$1,734	$1,957	$(223)	(11.4)

Service charges on deposit accounts generally reflect customer growth trends but also are impacted by changes in our fee pricing to help attract and retain customers.

Securities gains and losses often fluctuate from period to period and can sometimes be attributable to various balance sheet risk strategies.

Gains on loans sold, net, consists of fees from the origination and sale of mortgage loans and from the origination and sale of SBA loans. These mortgage fees are for loans originated mainly in our market areas and subsequently sold to third-party investors. All of these loan sales transfer servicing rights to the buyer. Generally, mortgage origination fees increase in lower interest rate environments and more robust housing markets and decrease in rising interest rate environments and more challenging housing markets. Residential refinancing activity that began to surge during the second half of 2011 in response to historically low interest rates remained significant throughout 2013 and into 2014. SBA fees are from loans originated mainly in our market areas and subsequently sold to third-party investors. Gains on loans sold, net, amounted to $177 for the year ended December 31, 2014, compared to $330 for the prior year.

Non-Interest Expense

The following is a summary of our noninterest expense for the years ended December 31, 2014 and 2013:

	Years Ended December 31,		Dollar Increase (Decrease)	Percent Increase (Decrease)
	2014	2013
Non-Interest Expense
Salaries and employee benefits	$9,195	$7,970	$1,226	15.4
Occupancy	2,175	1,940	235	12.1
Data processing	1,021	1,085	(65)	(6.0)
Advertising and public relations	420	191	229	119.7
Audit, legal and consulting	862	916	(54)	(5.9)
Depository insurance	386	326	60	18.5
Other real estate	803	412	391	95.0
Other operating	2,206	2,060	146	7.1
Total Non-Interest Expense	$17,068	$14,900	$2,168	14.5

Salaries and employee benefits increased significantly for the year ended December 31, 2014 compared to the year ended December 31, 2103, mainly due to the addition of lending personnel. Also, merit raises played a small part in the increase. Bank salaries increased by approximately $1,112 for the above period and these salary increases related mainly to the addition of lending personnel.

We own five of our seven branch facilities. In 2014 occupancy costs rose 12.1% with the addition of two new facilities. Over the same time period there were offsetting savings in occupancy costs driven by the closure of one facility.

Data processing costs decreased by $65 for the periods presented in the above table mainly due to the implementation of a new core system.

Advertising and public relations costs increased when comparing 2014 to 2013 by $229. These costs were attributable to a new retail initiative which includes a direct-mail campaigns and gifts for new transaction account openings.

Our FDIC expense is based on our average outstanding liabilities for each quarter multiplied by a factor determined by the FDIC mainly driven by our most recent regulatory rating and certain financial performance factors. Our FDIC expense increased during 2014 compared to 2013 due to our increased average outstanding liabilities.

We recorded provisions for losses on other real estate of $643 and $0 for the years ended December 31, 2014 and 2013, respectively. These losses fluctuate over time based on our foreclosure activity.

Other operating expenses increased slightly by $146 for the year ended December 31, 2014 compared to 2013.

Income Taxes

During the years ended December 31, 2014 and 2013, we recorded income tax expense of $1,118 and $1,663, respectively. Our income tax expense for the year ended December 31, 2014 reflects an effective income tax rate of 37.9% compared to 38.4% for the year ended December 31, 2013. This rate represents our blended federal and state rate of 38.29% reduced by the impact of favorable permanent differences between our book and taxable income related to tax-exempt securities.

COMPARISON OF BALANCE SHEETS AS OF DECEMBER 31, 2014 AND 2013

Overview

SmartFinancial’s total assets were $533,714 at December 31, 2014, and $507,702 at December 31, 2013. Our assets increased by 5.1% from December 31, 2013 to December 31, 2014. The increase in assets from December 31, 2013 to December 31, 2014, was substantially attributable to our increase in net loans of $48.6 million and a net increase in our securities portfolio of $5.9 million. These and other components of our balance sheets are discussed further below.

Loans

Lending-related income is the most important component of our net interest income and is a major contributor to profitability. The loan portfolio is the largest component of earning assets, and it therefore generates the largest portion of revenues. The absolute volume of loans and the volume of loans as a percentage of earning assets is an important determinant of net interest margin as loans are expected to produce higher yields than securities and other earning assets. The competition for quality loans is intense. Our goal is to steadily grow our loan portfolio, focusing on quality. This is not always possible for various factors, including but not limited to, scheduled maturities or early payoffs exceeding new loan volume. Early payoffs typically increase in lowering rate environments as customers identify advantageous opportunities for refinancing. We have been adding experienced lending officers to our staff to help with loan growth. Total loans, net of allowance for loan losses and deferred fees, at December 31, 2014 and December 31, 2013, were $359,523, and $310,943, respectively. This represented an increase of 15.6% from December 31, 2013, to December 31, 2014.

The table below provides a summary of the loan portfolio composition for the dates noted.

December 31,
	2014		2013		2012		2011		2010
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Commercial	$34,322	9.4	$34,622	11.0	$32,508	10.4	$31,641	13.5	$29,762	12.5
Real estate:
Residential	81,414	22.4	81,830	25.9	84,267	26.9	58,798	25.1	61,859	26.0
Commercial	193,451	53.1	159,266	50.4	145,101	46.3	108,622	46.4	101,969	42.9
Construction	52,505	14.4	36,687	11.6	45,633	14.6	32,822	14.0	41,824	17.6
Consumer	2,314	0.7	3,490	1.1	5,738	1.8	2,303	1.0	2,420	1.0
	364,006	100	315,895	100	313,247	100	234,184	100	237,834	100
Less:
Deferred loan fees	603		816		731		518		563
Allowance for possible loan losses	3,880		4,136		3,691		3,652		3,610
Loans, net	$359,523		$310,943		$308,825		$230,014		$233,661

Commercial loans above consist of commercial and industrial loans. These include loans for use in normal business operations to finance working capital needs, equipment purchases or other expansionary projects. Commercial loans of $34,322 at December 31, 2014, declined 0.9% compared to the $34,622 as of December 31, 2013.

Real estate loans comprised 90.0% of the loan portfolio at December 31, 2014 and approximately 9.5% of those loans were to businesses in the hotel industry. Residential loans included in this category consist mainly of revolving, open-end loans secured by 1-4 family residential properties extended under home equity lines of credit and closed-end loans secured by first and second liens that are not held for sale. Scheduled loan principal payments drove the reduction in residential loans from December 31, 2013 to December 31, 2014. Commercial loans included in the real estate category above include (in typical order of prominence) loans secured by owner-occupied nonfarm nonresidential properties, loans secured by non-owner-occupied nonfarm nonresidential properties, and loans secured by multi-family residential properties. Commercial real estate loans of $193,451 at December 31, 2014, increased 21.5% compared to the $159,266 held as of December 31, 2013 due to the increased focus and the growth opportunities in this sector. Real estate construction loans consist of 1-4 family residential construction loans, other construction and land loans, and to a lesser extent loans secured by farmland. Construction lending increased 43.1% during 2014, based on a strengthening local economy and an increased focus on this sector.

Consumer loans mainly consist of loans to individuals for household, family, and other personal expenditures under revolving credit plans and other consumer loans. We have a very small number of credit card loans and we have a relatively small number of automobile loans. Our consumer loans experienced a 33.7% decrease from December 31, 2013, to December 31, 2014.

The repayment of loans is a source of additional liquidity for us. The following table sets forth the loans maturing within specific intervals at December 31, 2014, excluding unearned net fees and costs.

	One Year or Less	One to Five Years	Over Five Years	Total
Commercial	$9,084	$23,299	$1,939	$34,322
Real estate:
Residential	10,499	50,715	20,200	81,414
Commercial	23,714	106,367	63,370	193,451
Construction	14,336	21,372	16,797	52,505
Consumer	686	1,382	246	2,314
Total	$58,319	$203,135	$102,552	$364,006
Fixed interest rate	$50,111	$146,601	$68,741	$265,453
Variable interest rate	8,208	56,534	33,811	98,553
Total	$58,319	$203,135	$102,552	$364,006

The information presented in the above table is based upon the contractual maturities of the individual loans, including loans which may be subject to renewal at their contractual maturity. Renewal of such loans is subject to review and credit approval, as well as modification of terms upon their maturity. Consequently, we believe this treatment presents fairly the maturity structure of the loan portfolio.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to expense. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Confirmed losses are charged off immediately. Subsequent recoveries, if any, are credited to the allowance.

The allowance is an amount that management believes will be adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio. The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the uncollectibility of loans in light of historical experience, the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, current economic conditions that may affect the borrower's ability to pay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. This evaluation does not include the effects of expected losses on specific loans or groups of loans that are related to future events or expected changes in economic conditions. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the bank’s allowance for loan losses, and may require the bank to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as impaired. For impaired loans, an allowance is established when the discounted cash flows, collateral value, or observable market price of the impaired loan is lower than the carrying value of that loan. The general component covers non-impaired loans and is based on a weighted average derived from a combination of SmartBank’s and its peer's historical loss experience adjusted for other qualitative factors. Other adjustments may be made to the allowance for pools of loans after an assessment of internal or external influences on credit quality that are not fully reflected in the historical loss or risk rating data. An unallocated component may be maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

Loans, for which the terms have been modified at the borrower's request, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired.

A loan is considered impaired when it is probable, based on current information and events, SmartBank will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest when due. Loans that experience insignificant payment delays and payment shortfalls are not classified as impaired. Impaired loans are measured by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Interest on accruing impaired loans is recognized as long as such loans do not meet the criteria for nonaccrual status. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment.

At December 31, 2014, the allowance for loan losses was $3,880 compared to $4,136 at December 31, 2013. The allowance for loan losses as a percentage of total loans was 1.07% and 1.31% at December 31, 2014 and December 31, 2013, respectively. The allowance was adjusted downward in total and as a percentage of loans from December 31, 2013 to December 31, 2014, as general economic activity has continued to improve for our areas.

The following table sets forth the activity in the allowance for loan losses for the periods presented.

Analysis of Changes in Allowance for Loan Losses

	December 31,
	2014	2013	2012	2011	2010
Beginning Balance	$4,136	$3,691	$3,652	$3,610	$2,745
Loans charged off:
Commercial	(118)	—	(45)	(45)	—
Real estate:
Residential	(623)	—	(408)	(244)	(272)
Commercial	—	(123)	(118)	—	(37)
Construction	(7)	(17)	(234)	(227)	(163)
Consumer	(65)	(30)	(39)	(25)	(30)
Total loans charged off	(813)	(170)	(844)	(541)	(502)
Recoveries on loans previously charged off:
Commercial	—	—	—	—	—
Real estate:
Residential	—	—	—	—	—
Commercial	2	—	—	—	—
Construction	—	10	—	—	—
Consumer	123	23	12	1	2
Total loan recoveries	125	33	12	1	2
Net charge-offs	(688)	(137)	(832)	(540)	(500)
Provision for loan losses	432	582	871	583	1,365
Total allowance at end of period	$3,880	$4,136	$3,691	$3,652	$3,610

	December 31,
	2014	2013	2012	2011	2010
Gross loans at end of period	$363,403	$315,078	$312,516	$233,666	$237,271
Average gross loans	$346,732	$314,808	$256,132	$236,798	$228,344
Allowance to total loans	1.07%	1.31%	1.18%	1.56%	1.52%
Net charge offs to average loans (annualized)	0.20%	0.04%	0.32%	0.23%	0.22%

While no portion of the allowance is in any way restricted to any individual loan or group of loans, and the entire allowance is available to absorb losses from any and all loans, the following table summarizes our allocation of allowance for loan losses by loan category and loans in each category as a percentage of total loans, for the periods presented.

	December 31,
	2014			2013
	Amount	% of Allowance To Total	% of Loan Type to Total Loans	Amount	% of Allowance To Total	% of Loan Type to Total Loans
Commercial	$254	6.6	9.4	$224	5.4	11.0
Real estate:
Residential	253	6.5	22.4	380	9.2	25.9
Commercial	182	4.7	53.1	319	7.7	50.4
Construction	269	6.9	14.4	430	10.4	11.6
Consumer	7	0.2	0.7	236	5.7	1.1
Unallocated	2,915	75.1	—	2,547	61.6	—
	$3,880	100	100	$4,136	100	100

	December 31,
	2012			2011			2010
	Amount	% of Allowance To Total	% of Loan Type to Total Loans	Amount	% of Allowance To Total	% of Loan Type to Total Loans	Amount	% of Allowance To Total	% of Loan Type to Total Loans
Commercial	$530	14.3	10.4	$440	12.1	13.5	$283	7.8	12.5
Real estate:
Residential	1,195	32.4	26.9	741	20.3	25.1	860	23.8	26.0
Commercial	808	21.9	46.3	441	12.1	46.4	595	16.5	42.9
Construction	796	21.6	14.6	1,176	32.2	14.0	1,020	28.3	17.6
Consumer	107	2.9	1.8	49	1.3	1.0	38	1.1	1.0
Unallocated	255	6.9	—	805	22.0	—	814	22.5	—
	$3,691	100	100	$3,652	100	100	$3,610	100	100

Nonperforming Assets

Non-performing assets consist of non-performing loans plus real estate acquired through foreclosure or deed in lieu of foreclosure. Non-performing loans by definition consist of non-accrual loans and loans past due 90 days or more and still accruing interest. However, we generally place all loans on non-accrual status when they are past due 90 days. When we place a loan on non-accrual status, interest accruals cease and uncollected interest is reversed and charged against current income. The interest on these loans is accounted for on the cash-basis, or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

The following table provides information with respect to bank’s non-performing assets.

	December 31,
	2014	2013	2012	2011	2010
Non-accrual loans	$5,067	$806	$5,752	$256	$2,359
Past due loans 90 days or more and still accruing interest	—	—	2,902	—	—
Total non-performing loans	5,067	806	8,654	256	2,359
Foreclosed real estate (“OREO”)	4,983	5,221	5,812	2,279	855
Total non-performing assets	$10,050	$6,027	$14,466	$2,535	$3,214
Total non-performing loans as a percentage of total loans	1.39%	0.26%	2.77%	0.11%	0.99%
Total non-performing assets as a percentage of total assets	1.88%	1.18%	3.11%	0.77%	1.06%
Allowance for loan losses as a percentage of non-performing loans	76.57%	513.03%	42.65%	1,426.56%	153.03%

Investment Securities and Other Earning Assets

The investment securities portfolio is intended to provide SmartBank with adequate liquidity, flexible asset/liability management and a source of stable income. The portfolio is structured with minimal credit exposure to SmartBank and consists entirely of securities classified as available-for-sale. All available-for sale securities are carried at fair value and may be used for liquidity purposes should management deem it to be in our best interest. Unrealized gains and losses on this portfolio are excluded from earnings, but are reported as other comprehensive income in a separate component of shareholders’ equity, net of income tax. Premium amortization and discount accretion are recognized as adjustments to interest income using the interest method. Realized gains or losses on sales are based on the net proceeds and the adjusted carrying value of the securities sold using the specific identification method.

Securities are a component of SmartBank’s earning assets. Securities totaled $98,876 at December 31, 2014. This represents a 6.3% increase from the December 31, 2013 total of $93,016. We also sold certain securities during 2014 to slightly shorten the average duration of our investment portfolio. Gains on these sales of $116 and $6 were recognized for the years ended December 31, 2014 and 2013.

Restricted equity securities totaled $2,090 and $2,025 at December 31, 2014, and December 31, 2013, respectively. The change in restricted equity securities is directly related to the periodic evaluation of SmartBank’s required Federal Reserve Bank stock and Federal Home Loan Bank stock positions.

The following table shows the bank’s investments’ amortized cost and fair value, aggregated by investment category for the periods presented:

	December 31, 2014			December 31, 2013
	Amortized Cost	Fair Value	% of Total	Amortized Cost	Fair Value	% of Total
U.S. government agencies	$21,267	$21,107	21.4	$15,853	$15,200	16.3
Municipal	2,012	2,031	2.0	4,725	4,757	5.1
Mortgage backed securities	76,089	75,738	76.6	75,028	73,059	78.6
Total	$99,368	$98,876	100	$95,606	$93,016	100

	December 31, 2012			December 31, 2011			December 31, 2010
	Amortized Cost	Fair Value	% of Total	Amortized Cost	Fair Value	% of Total	Amortized Cost	Fair Value	% of Total
U.S. government agencies	$6,145	$6,290	11.6	$11,338	$11,559	11.6	$23,075	$22,882	56.6
Municipal	3,830	3,991	7.3	2,733	2,804	7.2	1,006	944	2.3
Mortgage backed securities	43,737	44,179	81.1	24,059	24,659	63.2	16,229	16,611	41.1
Total	$53,712	$54,460	100	$38,130	$39,022	100	$40,310	$40,437	100

The table below summarizes the maturity distribution of securities, weighted average yield by range of maturities, and distribution for securities as of December 31, 2014:

	One year or less		Over one year through five years		Over five year through ten years		Over ten years		Total
	Fair Value	Yield	Fair Value	Yield	Fair Value	Yield	Fair Value	Yield	Fair Value	Yield
Available-For-Sale
U.S. government agencies	$—	—	$9,306	0.67	$9,833	0.94	$1,968	0.27	$21,107	1.89
Municipal	—	—	961	1.15	—	—	1,070	1.78	2,031	1.48
Mortgage backed securities	—	—	—	—	27,838	0.55	47,900	1.15	75,738	1.72
Total	$—	—	$10,267	0.72	$37,671	0.66	$50,938	1.15	$98,876	1.75

Premises and Equipment

Premises and equipment totaled $15,939 at December 31, 2014 compared to $13,864 at December 31, 2013, a net increase of $2,075 or 15.0%. Asset purchases amounted to approximately $2,852 during 2014 and in 2014 depreciation expense amounted to approximately $788. Our main office, which includes a bank branch, is in Pigeon Forge. Our other four Tennessee bank branch locations are in Sevierville, Gatlinburg, and two in Knoxville. Our Florida branches are in Destin and Pensacola. Two of the branch locations, Sevierville and one in Knoxville, are leased. Our two additional offices in Knoxville and Panama City are leased.

Deposits

Deposits represent the bank’s largest source of funds. The bank competes with other bank and non-bank institutions for deposits, as well as with a growing number of non-deposit investment alternatives available to depositors such as money market funds and other brokerage investment products. Challenges to deposit growth include price changes on deposit products given competitive pricing pressures and customer preferences regarding higher-costing deposit products or non-deposit investment alternatives.

At December 31, 2014, total deposits were $454,807, an increase of $8,243, or 1.8%, compared to $446,564 at December 31, 2013. During 2014, we added $19.6 million of brokered certificates of deposit, had a $14.2 million decrease in non-interest bearing deposits, grew interest bearing demand deposits by $19.1 million, shrank savings and money market deposits by $11.5 million, and saw a decrease of $4.8 million in retail certificates of deposit.

The following table shows maturity of non-brokered time deposits of $100,000 or more for the periods presented:

	December 31,
	2014	2013	2012	2011	2010
Three months or less	$36,016	$38,041	$34,791	$30,460	$35,639
Three through six months	17,420	13,254	22,559	12,400	10,210
Six through twelve months	26,147	25,969	14,082	21,417	13,312
Over twelve months	32,065	23,863	34,554	16,196	21,800
Total	$111,648	$101,127	$105,986	$80,473	$80,961

Market and Liquidity Risk Management

Our objective is to manage assets and liabilities to provide a satisfactory, consistent level of profitability within the framework of established liquidity, loan, investment, borrowing, and capital policies. Our Asset Liability Management Committee (“ALCO”) is charged with the responsibility of monitoring these policies, which are designed to ensure acceptable composition of asset/liability mix. Two critical areas of focus for ALCO are interest rate sensitivity and liquidity risk management.

Interest Rate Sensitivity — Interest rate sensitivity refers to the responsiveness of interest-earning assets and interest-bearing liabilities to changes in market interest rates. In the normal course of business, we are exposed to market risk arising from fluctuations in interest rates. ALCO measures and evaluates the interest rate risk so that we can meet customer demands for various types of loans and deposits. ALCO determines the most appropriate amounts of on-balance sheet and off-balance sheet items. Measurements we use to help us manage interest rate sensitivity include a gap analysis, an earnings simulation model and an economic value of equity model. These measurements are used in conjunction with competitive pricing analysis and are further described below.

Interest Rate Sensitivity Gap Analysis — The rate sensitive position, or gap, is the difference in the volume of rate-sensitive assets and liabilities, at a given time interval, including both floating rate instruments and instruments which are approaching maturity. The measurement of our interest rate sensitivity, or gap, is one of the three principal techniques we use in our asset/liability management effort.

Although we do monitor our gap on a periodic basis, we recognize the potential shortcomings of such a model. The static nature of the gap schedule makes it difficult to incorporate changes in behavior that are caused by changes in interest rates. Also, although the periods of estimated and contractual repricing are identified in the analysis, the extent of repricing is not modeled in the gap schedule (i.e. whether repricing is expected to move on a one-to-one or other basis in relationship to the market changes simulated). For these and other shortcomings, we rely more heavily on the earnings simulation model and the economic value of equity model discussed further below.

Earnings Simulation Model — We believe interest rate risk is effectively measured by our earnings simulation modeling. Earning assets, interest-bearing liabilities and off-balance sheet financial instruments are combined with simulated forecasts of interest rates for the next 12 months and 24 months. To limit interest rate risk, we have guidelines for our earnings at risk which seek to limit the variance of net interest income in instantaneous changes to interest rates. We also periodically monitor simulations based on various rate scenarios such as non-parallel shifts in market interest rates over time. For changes up or down in rates from management’s flat interest rate forecast over the next 12 and 24 months, limits in the decline in net interest income are as follows:

	Maximum Percentage Decline in Net Interest Income from the Budgeted or Base Case Projection of Net Interest Income
	Next 12 Months	Next 24 Months
An instantaneous, parallel rate increase or decrease of the following at the beginning of the first quarter:
± 100 bp	6%	6%
± 200 bp	12%	12%
± 300 bp	18%	18%
± 400 bp	24%	24%

We were in compliance with our earnings simulation model policies as of December 31, 2014, indicating what we believe to be a fairly neutral profile.

Economic value of equity — Our economic value of equity model measures the extent that estimated economic values of our assets, liabilities and off-balance sheet items will change as a result of interest rate changes. Economic values are determined by discounting expected cash flows from assets, liabilities and off-balance sheet items, which establishes a base case economic value of equity.

To help monitor our related risk, we’ve established the following policy limits regarding simulated changes in our economic value of equity:

Instantaneous, Parallel Change in Prevailing Interest Rates Equal to	Maximum Percentage Decline in Economic Value of Equity from the Economic Value of Equity at Currently Prevailing Interest Rates
±100 bp	15%
±200 bp	25%
±300 bp	35%
±400 bp	40%

At December 31, 2014, our model results indicated that we were within these policy limits.

Each of the above analyses may not, on its own, be an accurate indicator of how our net interest income will be affected by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market rates, while interest rates on other types may lag behind changes in general market rates.

In addition, certain assets, such as adjustable rate mortgage loans, have features (generally referred to as interest rate caps and floors) which limit changes in interest rates. Prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the maturity of certain instruments. The ability of many borrowers to service their debts also may decrease during periods of rising interest rates. Our ALCO reviews each of the above interest rate sensitivity analyses along with several different interest rate scenarios as part of its responsibility to provide a satisfactory, consistent level of profitability within the framework of established liquidity, loan, investment, borrowing, and capital policies.

Liquidity Risk Management — The purpose of liquidity risk management is to ensure that there are sufficient cash flows to satisfy loan demand, deposit withdrawals, and our other needs. Traditional sources of liquidity for a bank include asset maturities and growth in core deposits. A bank may achieve its desired liquidity objectives from the management of its assets and liabilities and by internally generated funding through its operations. Funds invested in marketable instruments that can be readily sold and the continuous maturing of other earning assets are sources of liquidity from an asset perspective. The liability base provides sources of liquidity through attraction of increased deposits and borrowing funds from various other institutions.

Changes in interest rates also affect our liquidity position. We currently price deposits in response to market rates and our management intends to continue this policy. If deposits are not priced in response to market rates, a loss of deposits could occur which would negatively affect our liquidity position. We also have a marketing campaign that is expected to run at least through the end of 2015 that is focused on raising the number of deposit customers.

Scheduled loan payments are a relatively stable source of funds, but loan payoffs and deposit flows fluctuate significantly, being influenced by interest rates, general economic conditions and competition. Additionally, debt security investments are subject to prepayment and call provisions that could accelerate their payoff prior to stated maturity. We attempt to price our deposit products to meet our asset/liability objectives consistent with local market conditions. Our ALCO is responsible for monitoring our ongoing liquidity needs. Our regulators also monitor our liquidity and capital resources on a periodic basis.

Capital

Banks as regulated institutions are required to meet certain levels of capital. The Federal Reserve Board of Governors, the primary federal regulator for the bank, has adopted minimum capital regulations or guidelines that categorize components and the level of risk associated with various types of assets. Financial institutions are expected to maintain a level of capital commensurate with the risk profile assigned to their assets in accordance with the guidelines. We regularly review our capital adequacy to ensure compliance with these guidelines and to help ensure that sufficient capital is available for current and future needs. It is management’s intent to maintain an optimal capital and leverage mix for growth and for shareholder return.

During 2013, the Federal Reserve released final United States Basel III regulatory capital rules implementing the global regulatory capital reforms of Basel III and certain changes required by the Dodd-Frank Wall Street Reform and Consumer Protection Act. The FDIC and OCC also approved the final rule during 2013. The rule applies to all banking organizations that are currently subject to regulatory capital requirements, as well as certain savings and loan holding companies. The rule strengthens the definition of regulatory capital, increases risk-based capital requirements, and makes selected changes to the calculation of risk-weighted assets. The rule becomes effective January 1, 2015, for SmartBank and most banking organizations subject to a transition period for several aspects of the rule including the new minimum capital ratio requirements, the capital conservation buffer, and the regulatory capital adjustments and deductions. See “Regulatory Requirements Applicable to Cornerstone and SmartFinancial.”

Selected capital ratios for the bank were as follows:

	Actual Regulatory Capital		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2014
Tier I leverage	$55,457	10.83%	$20,475	4.00%	$25,594	5.00%
Tier I risk-based capital	55,457	13.83%	16,042	4.00%	24,064	6.00%
Total risk-based capital	59,088	14.73%	32,085	8.00%	40,106	10.00%
December 31, 2013
Tier I leverage	$53,101	10.67%	$19,932	4.00%	$24,915	5.00%
Tier I risk-based capital	53,101	15.64%	13,595	4.00%	20,392	6.00%
Total risk-based capital	57,236	16.86%	27,189	8.00%	33,986	10.00%
December 31, 2012
Tier I leverage	$50,098	10.75%	$18,648	4.00%	$23,310	5.00%
Tier I risk-based capital	50,098	15.90%	12,606	4.00%	18,910	6.00%
Total risk-based capital	53,788	17.07%	25,213	8.00%	31,516	10.00%
December 31, 2011
Tier I leverage	$44,079	13.48%	$13,076	4.00%	$16,350	5.00%
Tier I risk-based capital	44,079	18.08%	9,754	4.00%	14,631	6.00%
Total risk-based capital	47,135	19.33%	19,508	8.00%	24,385	10.00%
December 31, 2010
Tier I leverage	$31,368	10.24%	$12,253	4.00%	$15,316	5.00%
Tier I risk-based capital	31,368	12.98%	9,664	4.00%	14,495	6.00%
Total risk-based capital	34,391	10.24%	19,328	8.00%	24,159	10.00%

Effects of Inflation and Changing Prices

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on the performance of a financial institution than the effects of general levels of inflation. Although interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services, increases in inflation generally have resulted in increased interest rates. In addition, inflation affects financial institutions’ increased cost of goods and services purchased, the cost of salaries and benefits, occupancy expense, and similar items. Inflation and related increases in interest rates generally decrease the market value of investments and loans held and may adversely affect liquidity, earnings, and shareholders’ equity. Commercial and other loan originations and refinancings tend to slow as interest rates increase, and can reduce our earnings from such activities.

Contractual Obligations

In implementing our liquidity management procedures, management considers both present and future demands for and sources of liquidity. The following table of contractual commitments focuses only on our future obligations. The table outlines principal amounts and timing of those obligations, excluding amounts due for interest, if applicable.

	December 31, 2014
	Total	Due in one year or less	Due over one year and less than three years	Due over three years and less than five years
Deposits with maturities(1)	$178,963	$106,914	$53,520	$18,529
Federal Home Loan Bank advances	—	—	—	—
Operating lease obligations(2)	890	469	413	7
Total	$179,853	$107,383	$53,933	$18,536

(1)	Deposits with maturities include both brokered and non-brokered time deposits. Although customers may withdraw early, early withdrawal penalties may apply. The penalty amount depends on time remaining until maturity at the time of early withdrawal
(2)	Operating lease obligations include existing non-cancelable lease commitments with an original lease of more the 12 months.

Off Balance Sheet Arrangements

Off-balance sheet arrangements generally consist of unused lines of credit and standby letters of credit. Such commitments were as follows for the periods presented:

	December 31,
	2014	2013
Unused lines of credit	$64,014	$50,905
Standby letters of credit	1,379	1,402
Total commitments	$65,393	$52,307

INFORMATION ABOUT CORNERSTONE AND CORNERSTONE COMMUNITY BANK

Overview

Cornerstone was incorporated on September 19, 1983 under the laws of the State of Tennessee. Cornerstone is a bank holding company registered under the Bank Holding Company Act of 1956, as amended, and was formerly known as East Ridge Bancshares, Inc. It has one wholly-owned subsidiary: Cornerstone Community Bank, a Tennessee banking corporation, which resulted from the merger of The Bank of East Ridge and Cornerstone Community Bank effective October 15, 1997. Cornerstone Community Bank owned and operated a subsidiary, Eagle Financial, Inc. (Eagle), a finance and factoring company. On December 1, 2011, Cornerstone Community Bank elected to transfer the operations, assets and liabilities of Eagle into Cornerstone Community Bank. The transfer allowed Cornerstone Community Bank to combine the operations of Eagle with Cornerstone Community Bank’s asset based lending department. As a result, Cornerstone Community Bank formed Eagle Financial, a division of Cornerstone Community Bank. Cornerstone Community Bank maintains the existence of this subsidiary in an inactive status.

Cornerstone

The primary activity of Cornerstone currently is the ownership and operation of Cornerstone Community Bank. As a bank holding company, Cornerstone intends to facilitate Cornerstone Community Bank’s ability to serve its customers’ requirements for financial services. The holding company structure also provides flexibility for expansion through the possible acquisition of other financial institutions and the provision of additional banking-related services, as well as certain non-banking services, which a traditional commercial bank may not provide under present laws.

Cornerstone Community Bank

Cornerstone Community Bank is a Tennessee-chartered commercial bank established in 1985 which has its principal executive offices in Chattanooga, Tennessee. The principal business of Cornerstone Community Bank consists of attracting deposits from the general public and investing those funds, together with funds generated from operations and from principal and interest payments on loans, primarily in commercial loans, commercial and residential real estate loans, consumer loans and residential and commercial construction loans. Funds not invested in the loan portfolio are invested by Cornerstone Community Bank primarily in obligations of the U.S. Government, U.S. Government agencies, and various states and their political subdivisions. In addition to deposits, sources of funds for Cornerstone Community Bank’s loans and other investments include amortization and prepayment of loans, sales of loans or participations in loans, sales of its investment securities and borrowings from other financial institutions. The principal sources of income for Cornerstone Community Bank are interest and fees collected on loans, fees collected on deposit accounts and interest and dividends collected on other investments. The principal expenses of Cornerstone Community Bank are interest paid on deposits, employee compensation and benefits, office expenses and other overhead expenses.

At December 31, 2014, Cornerstone Community Bank had five full-service banking offices located in Hamilton County, Tennessee and one loan production office located in Dalton, Georgia.

Eagle Financial, a Division of Cornerstone Community Bank

Eagle’s business concentrates on the purchase of accounts receivable from small businesses and commercial loan placement on a conduit basis. The principal sources of Eagle’s income are fees derived from the collection of accounts receivable and fees generated from the placement of loans with conduit financial institutions. Eagle’s principal expenses are employee compensation and benefits, office expenses and other overhead expenses.

Employees

As of December 31, 2014, Cornerstone had 104 full-time equivalent employees. The employees are not represented by a collective bargaining unit. Cornerstone believes that its relationship with its employees is good.

Competition

All phases of Cornerstone Community Bank’s banking activities are highly competitive. Cornerstone Community Bank competes actively with over 20 commercial banks, as well as finance companies, credit unions, and other financial institutions located in its service area, which includes Hamilton County, Tennessee.

Cornerstone Community Bank’s deposits totaled approximately $309 million as of December 31, 2014. The deposit base represents approximately 4% of the deposit base in the Chattanooga, Tennessee Metropolitan Statistical Area (“MSA”). Three major regional banks represent approximately 57% of the deposits in the Chattanooga, Tennessee MSA. These larger financial institutions have greater resources and higher lending limits than Cornerstone Community Bank, and each of the three institutions has over 20 branches in the Chattanooga, Tennessee MSA. There are also several credit unions located in Hamilton County, Tennessee. Credit unions are not subject to the same income tax structure as commercial banks. This advantage enables credit unions to offer competitive rates to potential customers. The Bank also faces competition in certain areas of its business from mortgage banking companies, consumer finance companies, insurance companies, money market mutual funds and investment banking firms, some of which are not subject to the same degree of regulation as Cornerstone Community Bank.

Cornerstone Community Bank competes for deposits principally by offering depositors a variety of deposit programs with competitive interest rates, quality service and convenient locations and hours. Cornerstone Community Bank focuses its resources in seeking out and attracting small business relationships and taking advantage of Cornerstone Community Bank’s ability to provide flexible service that meets the needs of this customer class. Management feels this market niche is the most promising business area for the future growth of Cornerstone Community Bank.

Regulatory Matters

On April 2, 2010, Cornerstone Community Bank entered into a Stipulation to the Issuance of a Consent Order (the “Stipulation”) with the FDIC. Pursuant to the Stipulation, Cornerstone Community Bank consented, without admitting or denying any charges of unsafe or unsound banking practices or violations of law or regulations, to the issuance of a Consent Order (the “Order”) by the FDIC, also effective as of April 2, 2010. On April 8, 2010, Cornerstone Community Bank also executed a written agreement (the “Agreement”) with the TDFI.

The Order and the Agreement (collectively, the “Action Plans”) contained substantially similar terms and were based on the findings of the FDIC and TDFI during their joint examination of Cornerstone Community Bank commenced on October 8, 2009 (the “Examination”), as disclosed in the Joint Report of Examination (the “Report”). The Order and the Agreement represented agreements between Cornerstone Community Bank, on the one hand, and the FDIC and the TDFI, respectively, on the other hand, as to areas of Cornerstone Community Bank’s operations that warranted improvement and presented plans for making those improvements. The Action Plans imposed no fines or penalties on Cornerstone Community Bank.

The Action Plans required Cornerstone Community Bank to implement several governance, budgeting, credit management, risk management and reporting procedures. Cornerstone Community Bank substantially complied with the terms of the Action Plans. As a result, on August 17, 2012, the FDIC and the TDFI issued written confirmation to Cornerstone Community Bank’s board of directors that the Action Plans had been terminated. Some of the procedures established by the Action Plans, however, remain in place, including the requirement for approval by the Regional Director of the FDIC and the Commissioner of the TDFI of any dividends declared or paid by Cornerstone Community Bank to Cornerstone.

Cornerstone received a letter dated March 30, 2010, from its primary banking regulator, the Federal Reserve Bank of Atlanta (the “FRBA”), directing Cornerstone to obtain the FRBA’s written approval before Cornerstone (i) incurs any indebtedness; (ii) declares or pays any dividends; (iii) redeems any corporate stock; or (iv) makes any other payment representing a reduction in its capital, except for the payment of normal and routine operating expenses. As required by the letter, Cornerstone continues to seek and receive the FRBA’s approval for payment of dividends on its Series A preferred stock. To date, Cornerstone is in compliance with the requirements of the FRBA letter.

The most significant impact of the FRBA’s letter relates to the payment of dividends on Cornerstone’s Series A preferred stock. However, Cornerstone has been able to consistently raise additional capital and Cornerstone generated positive earnings during 2013 and 2014. These two elements coupled with Cornerstone Community Bank’s stabilization of asset quality have, in Cornerstone’s estimation, led to the approval of dividend payments on the Series A preferred stock.

Security Ownership of Certain Beneficial Owners and Management

Set forth below is a table containing information as of the record date, as well as pro forma information as of the closing of merger, assuming Cornerstone issues 4,000,000 shares of common stock in the private offering component of the financing transaction and assuming the completion of the anticipated reverse stock split of Cornerstone common stock at a 4-to-1 ratio, with respect to beneficial ownership by (i) each person who is known be the beneficial owner of 5% or more of the outstanding shares of Cornerstone common stock, (ii) each director and nominee for director of Cornerstone, (iii) each named executive officer (as such term is defined under Item 402(m)(2) of Regulation S-K, referred to herein collectively as the “named executive officers”) of Cornerstone for the fiscal year ended December 31, 2014 (referred to herein as “fiscal 2014”), (iv) all directors and executive officers of Cornerstone as a group, (v) each person who is to be the beneficial owner of 5% or more of the outstanding shares of SmartFinancial common stock prior to the merger, (vi) each director and nominee for director of SmartFinancial, (vii) each named executive officer of SmartFinancial for fiscal 2014, and (viii) all directors and executive officers of SmartFinancial as a group. Unless otherwise indicated below, to our knowledge, all persons listed below have the sole voting and investment power with respect to their shares of common stock (except to the extent that authority is shared by spouses under applicable law).

Cornerstone Directors and Executive Officers
Name and Address of Beneficial Owner	Description	Amount and Nature of Beneficial Ownership of Cornerstone Common Stock		Percent of Outstanding Cornerstone Common Stock Pre-Merger(1)	Amount and Nature of Beneficial Ownership of Post-Merger Common Stock (Without the Reverse Stock Split)		Percent of Pro-forma Outstanding Post Merger Common Stock(8)	Amount and Nature of Beneficial Ownership of Post-Merger and Post-split Common Stock(9)
5% or More Beneficial Owners:
The Banc Funds Company, LLC 20 North Wacker Drive, Suite 3300 Chicago, IL 60606		389,406	(2)	5.87%	389,406		1.69%	97,352
Directors and Named Executive Officers:
Monique P. Berke	Director		*	*	10,000	(8)	*	2,500
John H. Coxwell	Senior Executive Officer	42,402	(3)(6)	*	82,547	(4)(8)	*	20,637
B. Kenneth Driver	Director	160,494	(3)(5)(6)	2.36%	143,494	(4)(5)	*	35,874
Karl Fillauer	Director	260,278	(3)(5)(6)	3.83%	245,278	(4)(5)	1.06%	61,320
Nathaniel F. Hughes	President and Chief Executive Officer and Director	254,013	(3)(5)(6)	3.71%	303,180	(4)(5)(8)	1.31%	75,795
Frank S. McDonald	Director	41,859	(3)(6)	*	41,859	(4)	*	10,465
Doyce G. Payne, M.D.	Director	188,293	(3)(5)(6)	2.77%	193,293	(4)(5)	*	48,323
Gary W. Petty, Jr.	Executive Vice President and Chief Financial Officer	37,117	(3)	*	68,617	(4)	*	17,154
James R. Vercoe Jr.	Executive Vice President and Chief Credit Officer	31,500	(3)(6)	*	60,000	(4)	*	15,000
Robert B. Watson	Executive Vice President and Senior Loan Officer	55,811	(3)(5)(6)	*	77,411	(4)(5)	*	19,353
Wesley M. Welborn	Chairman and Director	160,073	(3)(5)(6)	2.35%	225,073	(4)(5)(8)	*	56,268
Billy O. Wiggins	Director	191,062	(3)(5)(6)	2.81%	195,062	(4)(5)	*	48,766
Marsha Yessick	Director	141,078	(3)(5)(6)	2.07%	143,738	(4)(5)	*	35,935
All directors and executive officers of Cornerstone as a group (13 persons)		1,563,980		21.95%	1,789,552		7.08%	447,388

SmartFinancial Directors and Executive Officers
Name and Address of Beneficial Owner	Description	Amount and Nature of Beneficial Ownership of SmartFinancial Common Stock		Percent of Outstanding SmartFinancial Common Stock Pre-Merger(1)	Amount and Nature of Beneficial Ownership of Post-Merger Common Stock(7)	Percent of Pro-forma Outstanding Post Merger Common Stock(8)	Amount and Nature of Beneficial Ownership of Post-Merger and Post-Reverse Stock Split Common Stock
Victor L. Barrett	Director	163,809	(12)	5.45%	687,998	2.98%	171,999
William Y. Carroll Sr.	Chairman and Director	183,659	(12)	6.01%	771,368	3.34%	192,842
William Y. Carroll Jr.	President and Chief Executive Officer and Director	129,659	(9)(12)	4.25%	544,568	2.36%	136,142
Gregory L Davis	Executive Vice President and Senior Loan Officer	45,675	(12)	1.53%	191,834	*	47,959
C. Bryan Johnson	Executive Vice President and Chief Financial Officer	4,000	(12)	*	16,800	*	4,200
Rhett D. Jordan	Executive Vice President and Chief Credit Officer	0		0	0	0	0
Ted C. Miller	Director	119,759	(12)	3.99%	502,988	2.18%	125,747
David A Ogle	Director	245,759	(10)(12)	8.18%	1,032,188	4.44%	258,047
Keith E. Whaley	Director	73,087	(12)	2.44%	306,965	1.33%	76,741
Geoffrey A. Wolpert	Director	184,459	(12)	6.14%	774,728	3.35%	193,682
All directors and executive officers of SmartFinancial as a group (10 persons)		1,149,866		34.31%	4,829,436	19.11%	1,207,359
All directors and executive officers as a group (23 persons)(11)					6,618,988	26.19%	1,654,747

*	Signifies less than one percent.
(1)	Unless otherwise indicated, beneficial ownership consists of sole voting and investing power based on 6,637,941 shares issued and outstanding for Cornerstone and 2,965,783 shares issued and outstanding for SmartFinancial on the record date.
(2)	Based on a Schedule 13G/A filed jointly by Banc Fund VI L.P. (“BF VI”), an Illinois limited partnership, Banc Fund VII L.P. (“BF VII”), an Illinois Limited Partnership, and Banc Fund VIII L.P. (“BF VIII”), an Illinois limited Partnership, (collectively, the “Reporting Persons”). The general partner of BF VI is MidBanc VI L.P. (“MidBanc VI”), whose principal business is to be a general partner of BF VI. The general partner of BF VII is MidBanc VII L.P. (“MidBanc VII”), whose principal business is to be a general partner of BF VII. The general partner of BF VIII is MidBanc VIII L.P. (“MidBanc VIII”), whose principal business is to be a general partner of BF VIII. MidBanc VI, MidBanc VII, and MidBanc VIII are Illinois limited partnerships. The general partner of MidBanc VI, MidBanc VII, and MidBanc VIII is The Banc Funds Company, L.L.C., (“TBFC”), whose principal business is to be a general partner of MidBanc VI, MidBanc VII, and MidBanc VIII. TBFC is an Illinois limited liability company whose principal shareholder is Charles J. Moore. Mr. Moore has been the manager of BF VI, BF VII, and BF VIII, since their respective inceptions. As manager, Mr. Moore has voting and dispositive power over the securities of the issuer held by each of those entities. As the controlling member of TBFC, Mr. Moore will control TBFC, and therefore each of the Partnership entities directly and indirectly controlled by TBFC.
(3)	Includes the following numbers of shares subject to purchase pursuant to options that are exercisable or will become exercisable within 60 days of March 1, 2015: Ms. Berke — 0; Mr. Coxwell — 4,500; Mr. Driver — 23,650 shares; Mr. Fillauer — 23,650 shares; Mr. Hughes — 66,000 shares; Mr. McDonald — 23,650 shares; Dr. Payne — 23,650 shares; Mr. Petty — 36,500 shares; Mr. Vercoe — 28,500 shares; Mr. Watson — 45,500 shares; Mr. Welborn — 23,650 shares; Mr. Wiggins — 23,650 shares; Ms. Yessick — 23,650 shares; and all directors and officers as a group — 346,550 shares. Such shares are deemed to be outstanding for the purposes of computing the percentage ownership of the individual holding such shares, but are not deemed outstanding for purposes of computing the percentage of any other person listed above as a beneficial owner.

(4)	Includes the numbers of shares subject to purchase pursuant to options that are exercisable due to prior vesting and vesting due to the stock option plan’s merger feature: Ms. Berke — 0; Mr. Coxwell — 40,000; Mr. Driver — 28,650 shares; Mr. Fillauer — 28,650 shares; Mr. Hughes — 118,500 shares; Mr. McDonald — 28,650 shares; Dr. Payne — 28,650 shares; Mr. Petty — 68,000 shares; Mr. Vercoe — 60,000 shares; Mr. Watson — 77,000 shares; Mr. Welborn — 28,650 shares; Mr. Wiggins — 28,650 shares; Ms. Yessick — 28,650 shares; and all directors and officers as a group — 564,050 shares. Such shares are deemed to be outstanding for the purposes of computing the percentage ownership of the individual holding such shares, but are not deemed outstanding for purposes of computing the percentage of any other person listed above as a beneficial owner.
(5)	Includes shares held by affiliated entities, shares held by spouses, children or other close relatives, and shares held jointly with spouses or as custodians or trustees, as follows: Mr. Driver — 400 preferred shares; Mr. Fillauer — 146,841 common shares and 2,000 preferred shares; Mr. Hughes — 2,056 common shares; Dr. Payne — 67,228 common shares and 1,200 preferred shares; Mr. Watson — 780 preferred shares; Mr. Welborn — 18,900 common shares; Mr. Wiggins — 800 common shares; and Ms. Yessick — 51,429 common shares and 468 preferred shares.
(6)	Includes the following numbers of shares subject to the conversion of Series A preferred stock which can be converted to Cornerstone common stock at any time at the discretion of the owner at a 5 shares of common to 1 share of preferred conversion: Mr. Coxwell 355; Mr. Driver 22,200; Mr. Fillauer 20,000; Mr. Hughes 50,000; Mr. McDonald 5,000; Dr. Payne 6,000; Mr. Vercoe 3,000; Mr. Watson 9,900; Mr. Welborn 20,000; Mr. Wiggins 1,000; Ms. Yessick 2,340.
(7)	Reflects additional shares issued pursuant to a merger agreement with Cornerstone at a 4.2x exchange ratio and reflects ownership as if Cornerstone does not effectuate the reverse stock split.
(8)	Reflects common shares issued post-merger to be 23,094,230 shares, which consists of 6,637,941 existing shares of Cornerstone common stock plus 12,456,289 newly issued shares in consideration for the shares of SmartFinancial. Includes 4,000,000 shares assumed to be issued pursuant to the private offering component of the financing transaction. W. Miller Welborn, Monique Berke, John H. Coxwell and Nathaniel F. Hughes have preliminarily indicated an intention to purchase 80,000, 10,000, 5,000 and 46,667 shares of common stock in the private offering component of the financing transaction, respectively.
(9)	24,000 of these shares are pledged as security for a loan.
(10)	39,150 of these shares are pledged as security for a loan.
(11)	Includes ownership information of individuals who are not anticipated to be directors or named executive officers post-merger.
(12)	Includes the following numbers of shares subject to purchase pursuant to options that are exercisable or will become exercisable within 60 days of March 1, 2015: Mr. Barrett — 37,659; Mr. William Y. Carroll, Jr. — 87,659; Mr. William Y. Carroll, Sr. — 87,659; Mr. Davis — 24,085; Mr. Johnson — 4,000; Mr. Miller — 37,659; Mr. Ogle — 37,659; Mr. Whaley — 31,383; Mr. Wolpert — 37,659; and all directors and officers as a group — 386,443 shares. Such shares are deemed to be outstanding for purposes of computing the percentage ownership of the individual holding such shares, but are not deemed outstanding for purposes of computing the percentage of any other person listed above as a beneficial owner.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS — CORNERSTONE

Forward-Looking Statements

Cornerstone may from time to time make written or oral statements, including statements contained in this report (including, without limitation, certain statements in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (MD&A) in Item 7), that constitute forward-looking statements within the meaning of Section 21E of the Exchange Act. The words “expect,” “anticipate,” “intend,” “consider,” “plan,” “believe,” “seek,” “should,” “estimate,” and similar expressions are intended to identify such forward-looking statements, but other statements may constitute forward-looking statements. These statements should be considered subject to various risks and uncertainties. Such forward-looking statements are made based upon management’s belief as well as assumptions made by, and information currently available to, management pursuant to “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Cornerstone’s actual results may differ materially from the results anticipated in forward-looking statements due to a variety of factors. Such factors include, without limitation, those specifically described in Item 1A of Part I of this Annual Report on Form 10-K, as well as the following: (i) the possibility that our asset quality would decline or that we experience greater loan losses than anticipated, (ii) high levels of other real estate, primarily as a result of foreclosures, (iii) the impact of liquidity needs on our results of operations and financial condition, (iv) competition from financial institutions and other financial service providers, (v) economic conditions in the local markets where we operate, (vi) the impact of obtaining regulatory approval prior to the payment of dividends, (vii) the impact of our Series A preferred stock on net income available to holders of our common stock and earnings per common share, (viii) the impact of negative developments in the financial industry and U.S. and global capital and credit markets, (ix) the impact of recently enacted legislation on our business, (x) the relatively greater credit risk of residential construction and land development loans in our loan portfolio, (xi) adverse impact on operations and financial condition due to changes in interest rates, (xii) our ability to obtain additional capital and, if obtained, the possible significant dilution to current shareholders, (xiii) the impact of federal and state regulations on our operations and financial performance, (xiv) whether a significant deferred tax asset we have can be fully realized, (xv) our ability to retain the services of key personnel, (xvi) the impact of Tennessee’s anti-takeover statutes and certain charter provisions on potential acquisitions of the holding company, (xvii) our ability to adapt to technological changes, and (xviii) the impact of business combinations. Many of such factors are beyond Cornerstone’s ability to control or predict, and readers are cautioned not to put undue reliance on such forward-looking statements. Cornerstone does not intend to update or reissue any forward-looking statements contained in this report as a result of new information or other circumstances that may become known to Cornerstone.

Introduction and Recent Developments

Cornerstone is a bank holding company and the parent company of Cornerstone Community Bank, a Tennessee banking corporation which operates primarily in and around Chattanooga, Tennessee. Cornerstone Community Bank has five full-service banking offices located in Hamilton County, Tennessee, and one loan production office located in Dalton, Georgia. Cornerstone Community Bank’s business consists primarily of attracting deposits from the general public and, with these and other funds, originating real estate loans, consumer loans, business loans, and residential and commercial construction loans. The principal sources of income for Cornerstone Community Bank are interest and fees collected on loans, fees collected on deposit accounts, and interest and dividends collected on other investments. The principal expenses of Cornerstone Community Bank are interest paid on deposits, employee compensation and benefits, office expenses, and other overhead expenses.

On December 8, 2014, Cornerstone announced the signing of a definitive agreement to merge with SmartFinancial, which would create a surviving corporation that will operate under the name “SmartFinancial, Inc.” with its headquarters being relocated to Knoxville, Tennessee. Under the terms of the merger agreement, each outstanding share of common stock of SmartFinancial will be converted into 4.20 shares of Cornerstone common stock, subject to adjustment based on an anticipated reverse stock split of Cornerstone’s common stock, which is expected to adjust the ratio to 1.05 shares of Cornerstone common stock for each share of SmartFinancial common stock. Additionally, each outstanding share of SmartFinancial SBLF stock will be exchanged for a share of Cornerstone SBLF stock with similar rights and preferences. Current holders of Cornerstone’s Series A preferred stock will be asked to vote on an amendment to Cornerstone’s amended and restated charter to allow Cornerstone to redeem its outstanding preferred stock prior to the completion of the merger. Completion of the merger is subject to a number of conditions, including approval by bank regulatory authorities and both SmartFinancial’s and Cornerstone’s shareholders.

The following is a discussion of Cornerstone’s financial condition at December 31, 2014 and December 31, 2013, and Cornerstone’s results of operations for each of the three-years ended December 31, 2014, 2013 and 2012. The purpose of this discussion is to focus on information about Cornerstone’s financial condition and results of operations which is not otherwise apparent from the consolidated financial statements. The following discussion and analysis should be read along with Cornerstone’s consolidated financial statements and the related notes included elsewhere herein.

Review of Financial Performance

As of December 31, 2014, Cornerstone had total consolidated assets of approximately $416 million, total loans of approximately $295 million, total deposits of approximately $309 million and stockholders’ equity of approximately $41 million. Cornerstone earned net income of approximately $1.6 million for 2014 compared to net income of approximately $1.7 million for 2013 and approximately $1.4 million for 2012.

Results of Operations

Net Interest Income — Net interest income represents the amount by which interest earned on various earning assets exceeds interest paid on deposits and other interest-bearing liabilities. Net interest income is also the most significant component of Cornerstone’s earnings. For the year ended December 31, 2014, Cornerstone recorded net interest income of approximately $15,348,000, which resulted in a net interest margin of 3.90%. For the year ended December 31, 2013, Cornerstone recorded net interest income of approximately $14,930,000, which resulted in a net interest margin of 3.80%. For the year ended December 31, 2012, Cornerstone recorded net interest income of approximately $14,568,000, which resulted in a net interest margin of 3.85%.

Table 1 presents information with respect to interest income from average interest-earning assets, expressed both in dollars and yields, and interest expense on average interest-bearing liabilities, expressed both in dollars and rates, for the periods indicated. The table includes loan yields, which reflect the amortization of deferred loan origination and commitment fees. Interest income from investment securities includes the accretion of discounts and amortization of premiums.

TABLE 1

Yields Earned on Average Earning Assets and
Rates Paid on Average Interest-Bearing Liabilities

	Years Ended December 31,
	2014			2013			2012
(In thousands) ASSETS	Average Balance	Interest Income/ Expense(1)	Yield/ Rate	Average Balance	Interest Income/ Expense(1)	Yield/ Rate	Average Balance	Interest Income/ Expense(1)	Yield/ Rate
Interest-earning assets:
Loans(1)(2)	$293,708	$16,690	5.68%	$278,975	$16,705	5.99%	$268,828	$17,289	6.43%
Investment securities(3)	89,114	1,416	1.72%	98,108	1,694	1.94%	89,587	2,004	2.53%
Other earning assets	13,615	31	0.23%	20,749	54	0.26%	27,010	60	0.22%
Total interest-earning assets	396,437	18,137	4.60%	397,832	18,453	4.69%	385,425	19,353	5.09%
Allowance for loan losses	(3,284)			(4,547)			(6,140)
Cash and other assets	27,350			35,409			35,756
Total assets	$420,503			$428,694			$415,041
TOTAL LIABILITIES AND EQUITY
Interest-bearing liabilities:
Deposits:
NOW accounts	$26,921	$40	0.15%	$26,196	55	0.21%	26,483	$87	0.33%
Money market/savings	82,903	273	0.33%	88,912	419	0.47%	62,958	460	0.73%
Time deposits	157,112	1,428	0.91%	165,748	1,766	1.07%	187,733	2,471	1.32%
Total interest-bearing deposits	266,936	1,741	0.65%	280,856	2,240	0.80%	277,174	3,018	1.09%
Securities sold under agreement to repurchase	22,026	85	0.39%	22,041	74	0.34%	21,312	94	0.44%
Other borrowings	30,845	964	3.13%	31,634	1,209	3.82%	39,282	1,673	4.26%
Total interest-bearing liabilities	319,807	2,790	0.87%	334,531	3,523	1.05%	337,768	4,785	1.42%
Net interest spread			3.73%			3.64%			3.67%
Other liabilities:
Demand deposits	59,219			51,614			39,936
Accrued interest payable and other liabilities	910			1,785			222
Stockholders’ equity	40,567			40,764			37,115
Total liabilities and stockholders’ equity	$420,503			$428,694			$415,041
Net interest margin		$15,347	3.90%		$14,930	3.80%		$14,568	3.85%

(1)	Interest income on loans includes amortization of deferred loan fees and other discounts of $85 thousand, $176 thousand, and $168 thousand for the fiscal years ended December 31, 2014, 2013, and 2012, respectively.
(2)	Nonperforming loans are included in the computation of average loan balances, and interest income on such loans is recognized on a cash basis.
(3)	Yields on securities are calculated on a fully tax equivalent basis.

Other matters related to the changes in net interest income, net interest yields and rates, and net interest margin are presented below:

•	The net interest margin increased 10 basis points from 3.80% as of December 31, 2013 to 3.90% as of December 31, 2014. The improvement in the net interest margin was primarily derived from the decrease in total interest-bearing liability expense. Over the last two years, Cornerstone has been able to reduce its expense in local deposits as well as the expense incurred from Federal Home Loan Bank (“FHLB”) advances and other borrowings. Cornerstone Community Bank will have an opportunity to further decrease interest costs in FHLB advances during 2015, as $10 million of long-term advances mature. Management anticipates a reduction in interest cost of approximately 300 basis points or $300 thousand annually. The new advances will be short-term in nature,

12 months or less, but will allow Cornerstone Community Bank to improve its net interest margin and will still allow management to position the balance sheet for interest rate risk if interest rates rise in the near future.
•	As of December 31, 2014, Cornerstone Community Bank’s loan portfolio yield decreased from 5.99% as of December 31, 2013 to 5.68% as of December 31, 2014. The decline in loan portfolio yield is primarily attributable to the competition in Cornerstone’s lending market. Despite the decline in loan yield, Cornerstone Community Bank was able to generate approximately the same in interest income as in 2013. In 2013, Cornerstone Community Bank earned approximately $16,705,000 in interest income and in 2014 Cornerstone Community Bank earned approximately $16,690,000 in interest income. Management anticipates that 2015 could be very similar. Management believes the loan portfolio will continue to increase in 2015. However, a lower loan yield could result as well.
•	As of December 31, 2014, Cornerstone Community Bank’s investment portfolio resulted in a yield of 1.72% compared to 1.94% as of December 31, 2013 and 2.53% as of December 31, 2012. The decline in investment yield is primarily attributable to the reduction in Cornerstone Community Bank’s municipal securities. During this three-year period, Cornerstone Community Bank elected to realize a significant portion of its unrealized gain in the municipal portfolio. The total gain realized during the three-year period is approximately $1.4 million. The additional revenue from these transactions was used, primarily, to address elevated foreclosed asset expenses. Management believes the size of the investment portfolio is appropriate given Cornerstone Community Bank’s anticipated increase in loans during 2015. However, management does not see significant opportunities to improve the investment portfolio yield until interest rates increase. At that point, approximately 74% of the investment portfolio, which is comprised of floating rate mortgage backed securities, will increase in yield. Finally, Cornerstone Community Bank will continue to use the investment portfolio for liquidity and pledging purposes with the State of Tennessee Collateral Pool, correspondent bank lines and to secure repurchase agreements. As of December 31, 2014, Cornerstone Community Bank’s securities portfolio was invested 89.22% in United States Government agency or sponsored agency securities, 8.19% in municipal general obligation securities and the remaining 2.59% in FHLB stock.
•	During 2014, Cornerstone Community Bank was able to reduce its total deposit cost from 0.80% as of December 31, 2013 to 0.65% as of December 31, 2014. This decrease was in part due Cornerstone Community Bank consistently monitoring local market conditions and adjusting interest rates on deposits when appropriate. Cornerstone Community Bank did experience a decline in average total interest-bearing deposits to approximately $267 million as of December 31, 2014 from approximately $281 million as of December 31, 2013. The most significant decline occurred in Cornerstone Community Bank’s time deposit accounts. Average time deposits decreased by approximately $9 million from the December 31, 2013 total of approximately $166 million to approximately $157 million as of December 31, 2014. Management is currently reviewing liquidity and deposit gathering opportunities to not only address the need to increase total deposits but also provide the best solutions to address future interest rate risk.

Tables 2 and 3 present the changes in interest income and interest expense that are attributable to three factors:

(i)	A change in volume or amount of an asset or liability.
(ii)	A change in interest rates.
(iii)	A change caused by the combination of changes in asset or deposit mix.

The tables describe the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected Cornerstone’s interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided as to changes attributable to change in volume (change in volume multiplied by current rate) and change in rates (change in rate multiplied by current volume). The remaining difference has been allocated to mix.

TABLE 2

INTEREST INCOME AND EXPENSE ANALYSIS

	Year Ended December 31, 2014 Compared to 2013
(In Thousands)	Volume	Rate	Mix	Net Change
Interest income:
Loans(1)(2)	$837	$(911)	$59	$(15)
Investment securities	(155)	(196)	73	(278)
Other earning assets	(16)	(4)	(3)	(23)
Total interest income	666	(1,111)	129	(316)
Interest expense:
NOW accounts	1	(16)	—	(15)
Money market and savings accounts	(20)	(116)	(10)	(146)
Time deposits	(79)	(251)	(8)	(338)
Other borrowings	(25)	(213)	(7)	(245)
Securities sold under agreement to repurchase	—	11	—	11
Total interest expense	(123)	(585)	(25)	(733)
Change in net interest income (expense)				$417

(1)	Loan amounts include interest income recognized on a cash basis on nonaccrual loans.
(2)	Interest income includes the portion of loan fees recognized in the respective periods.

TABLE 3

INTEREST INCOME AND EXPENSE ANALYSIS

	Year Ended December 31, 2013 Compared to 2012
(In Thousands)	Volume	Rate	Mix	Net Change
Interest income:
Loans(1)(2)	$608	$(1,227)	$35	$(584)
Investment securities	165	(579)	104	(310)
Other earning assets	(16)	8	2	(6)
Total interest income	757	(1,798)	141	(900)
Interest expense:
NOW accounts	(1)	(31)	—	(32)
Money market and savings accounts	122	(231)	68	(41)
Time deposits	(235)	(414)	(56)	(705)
Other borrowings	(292)	(139)	(33)	(464)
Securities sold under agreement to repurchase	2	(22)	—	(20)
Total interest expense	(404)	(837)	(21)	(1,262)
Change in net interest income (expense)				$362

(1)	Loan amounts include interest income recognized on a cash basis on nonaccrual loans.
(2)	Interest income includes the portion of loan fees recognized in the respective periods.

Provision for Loan Losses — The provision for loan losses represents a charge to earnings necessary to establish an allowance for loan losses that, in management’s evaluation, should be adequate to provide coverage for the inherent losses on outstanding loans. The provision for loan losses amounted to $515 thousand for the year ended December 31, 2014 compared to $300 thousand for the year ended December 31, 2013. Cornerstone maintains policies and procedures used to estimate the allowance for loan losses which are periodically reviewed by regulators. Refer to additional documentation on the allowance for loan losses immediately prior to Table 17. There are factors beyond Cornerstone’s control, such as conditions in the local and national economy, which may negatively impact Cornerstone’s asset quality. The measurements are approximations which may require additional provisions to loan losses based upon changing circumstances or when additional information becomes available or known. Other matters relating to the changes in provision for loan losses are presented below:

•	In 2014, Cornerstone increased its allowance for loan losses account to provide an adequate allowance for the increase in outstanding loans. First, Cornerstone recognized $515 thousand of provision expense. Second, for the twelve months ended December 31, 2014, Cornerstone received approximately $1.4 million in recoveries of loans previously charged off. The provision expense and recoveries were offset with existing loan charge offs totaling approximately $1.6 million. Cornerstone’s net charge-offs were approximately $200 thousand. This relatively low net charge-off amount allowed Cornerstone to increase its allowance for loan losses with only $515 thousand in provision expense. Management believes that its allowance methodology and the inputs used in the estimation process are appropriate and consistent with generally accepted accounting principles and interagency policy statements published by Cornerstone Community Bank’s regulatory agencies.
•	To address the problem credits in Cornerstone Community Bank’s loan portfolio, a Special Asset Committee was created in 2008. The committee continues to meet at least monthly to review problem loans. The committee coordinates various activities across multiple departments in Cornerstone Community Bank, such as reviewing loan grades assigned by Cornerstone Community Bank’s loan review department and overseeing the development and review of action plans that identify possible strategies to minimize Cornerstone Community Bank’s losses. The early detection and proactive resolution process serves to assist customers in the current economic environment while potentially minimizing Cornerstone Community Bank’s losses.

Noninterest Income — Items reported as noninterest income include service charges on checking accounts, insufficient funds charges, automated clearing house (ACH) processing fees and Cornerstone Community Bank’s secondary mortgage department earnings. Increases in income derived from service charges and ACH fees are primarily a function of Cornerstone Community Bank’s growth while fees from the origination of mortgage loans will often reflect market conditions and fluctuate from period to period.

Table 4 presents the components of noninterest income for the years ended December 31, 2014, 2013 and 2012 (in thousands).

TABLE 4

	2014	2013	2012
Customer service fees	$850	$821	$803
Other noninterest income	57	63	64
Net gain from sale of securities	700	652	—
Net gain from sale of loans & other assets	212	404	152
Total noninterest income	$1,819	$1,940	$1,019

Significant matters relating to the changes to noninterest income are presented below:

•	Cornerstone Community Bank was able to slightly increase its customer service fees during 2014. Management performed research during 2014 to ensure its service charges were appropriate when compared to other financial institutions in our market. Management anticipates a slight increase in customer service fees in 2015, when compared to 2014, as the new fee schedule is in effect for the entire year.
•	In 2014 and 2013, Cornerstone Community Bank elected to liquidate a portion of its municipal securities portfolio to take advantage of market conditions and offset losses associated with the disposal of foreclosed assets. These realized gains have assisted Cornerstone Community Bank in reducing its foreclosed assets from approximately $20 million as of December 31, 2012 to approximately $8 million as of December 31, 2014.

•	Cornerstone Community Bank actively seeks opportunities to lend through the Small Business Administration (“SBA”) lending programs. As a result of this effort Cornerstone Community Bank is able to generate fees and improve its noninterest income. In 2013, Cornerstone Community Bank was able to close several SBA loans and generate approximately $404 thousand in fees. In 2014, Cornerstone Community Bank did not have as many loan opportunities. Therefore, the amount of fees generated were closer to historic levels as seen in 2012. Cornerstone Community Bank continues to look for these opportunities to increase it noninterest income and provide lending to customers and our community.

Noninterest Expense — Items reported as noninterest expense include salaries and employee benefits, occupancy and equipment expense, depository insurance, net foreclosed assets expense and other operating expenses.

Table 5 presents the components of noninterest expense for the years ended December 31, 2014, 2013 and 2012 (in thousands).

TABLE 5

	2014	2013	2012
Salaries and employee benefits	$7,054	$6,555	$6,327
Net occupancy and equipment expense	1,231	1,335	1,447
Depository insurance	640	645	804
Foreclosed assets, net	1,842	2,002	1,101
Other operating expenses	3,233	3,309	3,499
Total noninterest expense	$14,000	$13,846	$13,178

Significant matters relating to the changes to noninterest expense are presented below:

•	Salaries and employee benefits have increased since 2012 as Cornerstone Community Bank continues to address employee cost of living adjustments. Prior to 2013, Cornerstone Community Bank had not increased salary expense for cost of living adjustments for three years. Furthermore, Cornerstone elected not to contribute to the 401(k) plan. Cornerstone hopes to address this issue in the near future.
•	Management continues to evaluate occupancy and equipment expense components to determine if cost savings can be realized. Cornerstone Community Bank has been able to reduce this cost by approximately $216 thousand when comparing 2014 to 2012. Management believes the 2014 amounts will remain constant or slightly decrease as Cornerstone Community Bank purchases its Miller Plaza branch facilities and experiences lower operating expense as compared to rent expense amounts.
•	Cornerstone Community Bank’s depository insurance has decreased from approximately $804 thousand in 2012 to approximately $640 thousand in 2014. Cornerstone has been able to reduce this expense as improvements have been made in Cornerstone Community Bank’s asset quality and regulatory performance ratings. Management anticipates that the 2015 depository insurance amount will be similar to the amount recorded in 2014. Cornerstone Community Bank anticipates a reduction in this expense as asset quality and ratings continue to improve.
•	In 2014, as with prior years, Cornerstone Community Bank experienced elevated amounts of foreclosed asset expense. Management sees this expense item as its greatest opportunity to improve earnings in the near future. Cornerstone Community Bank has been able to reduce its foreclosed assets from approximately $20 million as of December 31, 2012 to approximately $8 million as of December 31, 2014. Management anticipates that Cornerstone Community Bank’s foreclosed asset expense will remain elevated during 2015 as management attempts to reduce this balance further.

Income Tax Expense

The difference between Cornerstone’s expected income tax expense, computed by multiplying income before income taxes by statutory income tax rates, and actual income tax expense is primarily attributable to new market tax credits for federal and state purposes, tax exempt loans and tax exempt securities.

Financial Condition

Overview — Cornerstone’s consolidated balance sheet reflects significant changes over the last two years. During 2014, total assets decreased approximately $16 million or 3.81% from approximately $432 million as of December 31, 2013 to approximately $416 million as of December 31, 2014. The decrease was derived primarily from a decrease in cash and cash equivalents from approximately $24.9 million as of December 31, 2013 to approximately $15.5 million as of December 31, 2014 and a decrease in foreclosed assets from approximately $12.9 million as of December 31, 2013 to approximately $8.0 million as of December 31, 2014. The total decrease in cash and cash equivalents is primarily related to a decrease in deposits that is described in detail in Tables 23 and 24. Foreclosed assets decreased due to a strategic initiative to move non-earning assets off the balance sheet. Total loans increased approximately $6 million or 2.05% from approximately $289 million as of December 31, 2013 to approximately $295 million as of December 31, 2014. Finally, stockholders’ equity increased approximately $1 million or 1.32% from approximately $40 million as of December 31, 2013 to approximately $41 million as of December 31, 2014.

Investments — Cornerstone Community Bank’s investment portfolio totaled approximately $90 million or 21.54% of total assets as of December 31, 2014, compared to a total of approximately $95 million or 21.88% of total assets as of December 31, 2013. The reduction in the investment portfolio resulted from Cornerstone Community Bank liquidating a portion of its municipal inventory to offset foreclosed asset expense.

The portfolio is accounted for in two classifications: “Held to Maturity” and “Available for Sale.” Cornerstone Community Bank also has an investment in Federal Home Loan Bank stock. The objective of Cornerstone Community Bank’s investment policy is to invest funds not otherwise needed to meet the loan demand of Cornerstone Community Bank’s market area and to meet the following five objectives: Gap Management, Liquidity, Pledging, Return, and Local Community Support. In doing so, Cornerstone Community Bank uses the portfolio to provide structure and liquidity that the loan portfolio cannot. The management investment committee balances the market and credit risks against the potential investment return, ensures investments are compatible with the pledge requirements of Cornerstone Community Bank’s deposit of public funds, maintains compliance with regulatory investment requirements, and assists various public entities with their financing needs. The management investment committee is authorized to execute security transactions for the investment portfolio based on the decisions of the Directors Asset Liability Committee (“ALCO”). All investment transactions occurring since the previous ALCO meeting are reviewed by the ALCO at its next quarterly meeting, in addition to the entire portfolio. The investment policy allows portfolio holdings to include short-term securities purchased to provide Cornerstone Community Bank’s needed liquidity and longer-term securities purchased to generate stable income for Cornerstone Community Bank during periods of interest rate fluctuations.

Table 6 presents the carrying value of Cornerstone Community Bank’s investments at the dates indicated. Available for sale securities are carried at fair market value and securities held to maturity are held at their book value (amounts in thousands).

TABLE 6

Investment Portfolio
Years Ended December 31,

	2014	2013	2012
Securities available for sale:
U.S. Government agency obligations	$563	$3,481	$4,018
Mortgage-backed securities	79,299	73,479	48,445
State and political subdivisions	7,331	15,249	23,634
Totals	87,193	92,209	76,097

	2014	2013	2012
Securities held to maturity:
Mortgage-backed securities	25	34	45
Totals	25	34	45
Federal Home Loan Bank stock, at cost	2,323	2,323	2,323
Total Investments	$89,541	$94,566	$78,465
•	Management anticipates Cornerstone Community Bank’s investment portfolio to remain at year end 2014 levels to provide an appropriate investment to total asset percentage.
•	A second objective of the security portfolio is to provide adequate collateral to satisfy pledging requirements with the State of Tennessee collateral pool, the Federal Home Loan Bank, repurchase agreements and correspondent banks. As of December, 31, 2014, Cornerstone Community Bank had pledged securities with a market value of approximately $69 million and unpledged securities with a market value of approximately $18 million.

For December 31, 2014, tables 7 and 8 present the book value of Cornerstone Community Bank’s investments, the weighted average yields on Cornerstone Community Bank’s investments and the periods to maturity of Cornerstone Community Bank’s investments for the “Securities Available for Sale” and the “Securities Held to Maturity,” respectively. Tables 9 and 10 present this information for December 31, 2013.

TABLE 7 (amounts in thousands)

Weighted Average Yields on the Available For Sale Investments
Periods of Maturity from December 31, 2014

	Less than 1 year		1 to 5 years		5 to 10 years		Over 10 years
	Amount	Weighted Avg. Yield(1)	Amount	Weighted Avg. Yield(1)	Amount	Weighted Avg. Yield(1)	Amount	Weighted Avg. Yield(1)
Securities available for sale:
U.S. Government agencies	$—	—	$—	—	$560	1.18%	$—	—
Mortgage-backed securities(2)	—	—	7	5.20%	5,022	1.84%	74,103	1.27%
Tax-exempt municipal bonds	—	—	899	6.21%	2,271	5.03%	3,858	4.37%
Totals	$—	—	$906	6.20%	$7,853	2.72%	$77,961	1.42%
Total Securities Available for Sale	$86,720	1.58%

(1)	The weighted average yields on tax-exempt securities have been computed on a tax-equivalent basis.
(2)	Mortgages are allocated by maturity and not amortized.

TABLE 8 (amounts in thousands)

Weighted Average Yields on the Held to Maturity Investments
Periods of Maturity from December 31, 2014

	Less than 1 year		1 to 5 years		5 to 10 years		Over 10 years
	Amount	Weighted Avg. Yield(1)	Amount	Weighted Avg. Yield(1)	Amount	Weighted Avg. Yield(1)	Amount	Weighted Avg. Yield(1)
Securities held to maturity
Mortgage-backed securities(2)	$—	—	$6	2.09%	$14	1.53%	$5	2.88%
Totals	$—	—	$6	2.09%	$14	1.53%	$5	2.88%
Total Securities Held to Maturity	$25	1.92%
Federal Home Loan Bank stock, at cost	$2,323	4.98%
Total Investments	$89,068	1.67%

(1)	The weighted average yields on tax-exempt securities have been computed on a tax-equivalent basis.
(2)	Mortgages are allocated by maturity and not amortized.

TABLE 9 (amounts in thousands)

Weighted Average Yields on the Available For Sale Investments
Periods of Maturity from December 31, 2013

	Less than 1 year		1 to 5 years		5 to 10 years		Over 10 years
	Amount	Weighted Avg. Yield(1)	Amount	Weighted Avg. Yield(1)	Amount	Weighted Avg. Yield(1)	Amount	Weighted Avg. Yield(1)
Securities available for sale:
U.S. Government agencies	$—	—	$—	—	$—	—	$3,433	1.02%
Mortgage-backed securities(2)	—	—	—	—	13	5.47%	73,443	1.16%
Tax-exempt municipal bonds	—	—	1,266	6.09%	4,237	4.46%	9,406	5.21%
Totals	$—	—	$1,266	6.09%	$4,250	4.46%	$86,282	1.60%
Total Securities Available for Sale	$91,798	1.79%

(1)	The weighted average yields on tax-exempt securities have been computed on a tax-equivalent basis.
(2)	Mortgages are allocated by maturity and not amortized.

TABLE 10 (amounts in thousands)

Weighted Average Yields on the Held to Maturity Investments
Periods of Maturity from December 31, 2013

	Less than 1 year		1 to 5 years		5 to 10 years		Over 10 years
	Amount	Weighted Avg. Yield(1)	Amount	Weighted Avg. Yield(1)	Amount	Weighted Avg. Yield(1)	Amount	Weighted Avg. Yield(1)
Securities held to maturity
Mortgage-backed securities(2)	$—	—	$7	1.92%	$16	1.80%	$11	1.54%
Totals	$—	—	$7	1.92%	$16	1.80%	$11	1.54%
Total Securities Held to Maturity	$34	1.74%
Federal Home Loan Bank stock, at cost	$2,323	4.18%
Total Investments	$94,155	1.85%

(1)	The weighted average yields on tax-exempt securities have been computed on a tax-equivalent basis.
(2)	Mortgages are allocated by maturity and not amortized.

Lending — All lending activities of Cornerstone Community Bank are under the direct supervision and control of the Directors Loan Committee (“DLC”). The DLC is comprised of three members of management and five independent directors that serve only in a director capacity and are not employees of Cornerstone Community Bank. Also present at meetings of the committee are the loan review officer and other lending officers, as required. This oversight committee enforces loan authorizations for each officer, makes lending decisions on loans exceeding such limits, reviews and oversees problem credits, and determines the allocation of funds for each lending category.

At December 31, 2014 and 2013, Cornerstone’s net loan portfolio constituted approximately 70.2% and 66.2% of Cornerstone’s total assets, respectively.

Table 11 presents the composition of Cornerstone’s loan portfolio at the indicated dates.

TABLE 11

Loan Portfolio Composition
Years Ended December 31,

	2014		2013		2012		2011		2010
(In thousands)	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Commercial, financial and agricultural	$37,863	12.82%	$38,999	13.47%	$40,140	14.49%	$37,458	13.99%	$51,160	17.94%
Real estate – construction	34,449	11.66%	41,597	14.37%	38,557	13.92%	31,031	11.59%	29,848	10.46%
Real estate – mortgage	76,907	26.04%	76,315	26.37%	71,195	25.70%	70,543	26.34%	71,878	25.20%
Real estate – commercial	143,168	48.47%	129,799	44.84%	125,172	45.19%	126,057	47.08%	129,031	45.23%
Consumer loans	2,977	1.01%	2,730	0.95%	1,927	0.70%	2,676	1.00%	3,330	1.17%
Total Loans	$295,364	100.00%	$289,440	100.00%	$276,991	100.00%	$267,765	100.00%	$285,247	100.00%

Significant matters relating to the changes in the loan portfolio composition are presented below:

•	During 2014, Cornerstone Community Bank experienced a decrease in real estate construction loans and an increase in real estate commercial loans as the loans were converted from construction to permanent financing. Management anticipates that this trend will continue into 2015 as the Chattanooga market continues to remodel existing properties or build new projects. These types of projects allow Cornerstone Community Bank to assist in building the community and creates an opportunity for a long term relationship.

Table 12 presents the scheduled maturities of the loans in Cornerstone’s loan portfolio as of December 31, 2014 based on their contractual terms to maturity. Overdrafts are reported as due in less than one year. Loans unpaid at maturity are renegotiated based on current market rates and terms.

TABLE 12

Loans Maturing
Year-end Balance as of December 31, 2014

(In thousands)	Less than One Year	1 to 5 Years	Over 5 Years	Total
Commercial, financial and agricultural	$24,559	$11,439	$1,865	$37,863
Real estate – construction	23,151	11,038	260	34,449
Real estate – mortgage	9,052	40,500	27,355	76,907
Real estate – commercial	19,889	91,594	31,685	143,168
Consumer	1,389	1,588	—	2,977
Total Loans	$78,040	$156,159	$61,165	$295,364

Types of Loans

Commercial, Financial and Agricultural Loans — Cornerstone Community Bank’s commercial loan portfolio is comprised of commercial, industrial, and non-farm non-residential loans, hereinafter referred to as commercial loans (excluding commercial construction loans). These installment loans and lines of credit are extended to individuals, partnerships and corporations for a variety of business purposes, such as accounts receivable and inventory financing, equipment financing, business expansion and working capital. The following is a list of terms imbedded in Cornerstone Community Bank’s commercial loan portfolio:

•	The terms of Cornerstone Community Bank’s commercial loans generally range from ninety days to a fifteen year amortization with a five year balloon.
•	Commercial loans are generally tied to the prime index and adjust with changes in the prime rate. Cornerstone Community Bank also extends fixed interest rate loans when appropriate to match the borrower’s needs.

•	Loans secured by marketable equipment are required to be amortized over a period not to exceed 60 months.
•	Generally, loans secured by current assets such as inventory or accounts receivable are structured as revolving lines of credit with annual maturities.
•	Loans secured by chattel, mortgages and accounts receivable may not exceed 85% of their market value.
•	Loans secured by listed stocks, municipal bonds and mutual funds may not exceed 70% of their market value.
•	Unsecured short-term loans and lines of credit must meet criteria set by Cornerstone Community Bank’s Loan Committee. Current financial statements support all commercial loans, and such financial statements are updated annually.
•	Substantially all of Cornerstone Community Bank’s commercial loans are secured and are guaranteed by the principals of the borrower.

Real Estate:  Construction Loans — Cornerstone Community Bank makes residential construction loans to owner-occupants and to persons building residential properties for resale. Cornerstone Community Bank has two main areas of construction loans: one is to residential real estate developers for speculative or custom single-family residential properties, and the other is to custom commercial construction projects with guaranteed takeout provisions. Construction loans are usually variable rate loans made for terms of one year or less, but extensions are permitted if construction has continued satisfactorily, the loan is current and other circumstances warrant the extension. Construction loans are limited to 80% of the appraised value of the lot and the completed value of the proposed structure.

Construction financing generally is considered to involve a higher degree of credit risk than permanent mortgage financing of residential properties, and this additional risk usually is reflected in higher interest rates. The higher risk of loss on construction loans is attributable in large part to the fact that loan funds are estimated and advanced upon the security of the project under construction, which is of uncertain value prior to the completion of construction. Moreover, because of the uncertainties inherent in estimating construction costs, delays arising from labor problems, material shortages and other unpredictable contingencies, it is relatively difficult to accurately evaluate the total loan funds required to complete a project and to accurately evaluate the related loan-to-value ratios. If the estimates of construction costs and the saleability of the property upon completion of the project prove to be inaccurate, Cornerstone Community Bank may be required to advance funds beyond the amount originally committed to permit completion of the project. If the estimate of value proves to be inaccurate, Cornerstone Community Bank may be confronted, at or prior to the maturity of the loan, with a project whose value is insufficient to assure full repayment.

Cornerstone Community Bank’s underwriting criteria are designed to evaluate and minimize the risk of each construction loan. Among other items, Cornerstone Community Bank considers evidence of the availability of permanent financing or a take-out commitment to the borrower, the financial strength and reputation of the borrower, an independent appraisal and review of cost estimates, market conditions, and, if applicable, the amount of the borrower’s equity in the project, pre-construction sale or leasing information and cash flow projections of the borrower.

Real Estate:  Mortgage Loans — Real estate mortgage loans include all one to four family residential loans secured by real estate for purposes other than construction or acquisition and development. All real estate loans are held in Cornerstone Community Bank’s loan portfolio except for loans that are designated as loans held for sale. The loans held for sale are qualified by the Federal National Mortgage Association and have been pre-approved by an underwriting specialist prior to closing. The remainder of Cornerstone Community Bank’s mortgage loans are home equity loans and are made at fixed interest rates for terms of one to three years with balloon payment provisions and amortized over a 10 to 15 year period. Cornerstone Community Bank’s experience indicates that real estate loans normally remain outstanding for much shorter periods than their stated maturity because the borrowers repay the loans in full either upon the sale of the secured property or upon the refinancing of the original loan.

In the case of owner occupied single-family residences, real estate loans are made for up to 95% of the value of the property securing the loan, based upon an appraisal if the loan amount is over $100,000. When the loan is secured by real estate containing a non-owner occupied dwelling of one to four family units, loans generally are made for up to 80% of the value, based upon an appraisal if the loan amount is over $100,000. Cornerstone Community Bank also requires title insurance to insure the priority of the property lien on its real estate loans over $50,000 and requires fire and casualty insurance on all of its loans.

The real estate loans originated by Cornerstone Community Bank contain a “due-on-sale” clause, which provides that Cornerstone Community Bank may declare the unpaid balance of the loan immediately due and payable upon the sale of the mortgaged property. Such clauses are an important means of reducing the average loan life and increasing the yield on existing fixed-rate real estate loans, and it is Cornerstone Community Bank’s policy to enforce due-on-sale clauses.

Real Estate:  Commercial Loans — Commercial real estate mortgage loans include commercial loans secured by real estate for purposes other than construction or acquisition and development. All real estate loans are held in Cornerstone Community Bank’s loan portfolio except for loans that have been participated to correspondent banks. Cornerstone Community Bank will sell these participations if a loan exceeds Cornerstone Community Bank’s legal lending limit or as is deemed appropriate by the Director’s Loan Committee. Commercial real estate mortgage loans are a combination of properties that are leased out or used for a primary place of a business Cornerstone Community Bank has a relationship with. Most of the commercial real estate loans have fixed interest rates for terms of one to three years with balloon payment provisions and are amortized over a 10 to 15 year period, but whenever possible Cornerstone Community Bank will seek a variable rate loan which would be tied to the New York prime rate and adjusted monthly. Cornerstone Community Bank’s experience indicates that real estate loans normally remain outstanding for much shorter periods than their stated maturity because the borrowers repay the loans in full either upon the sale of the secured property or upon the refinancing of the original loan. Commercial real estate loans are made for up to 85% of the value of the property securing the loan, based upon an appraisal if the loan amount is over $100,000. Cornerstone Community Bank also requires title insurance to insure the priority of the property lien on its real estate loans over $50,000 and requires fire and casualty insurance on all of its loans.

Consumer Loans — These loans consist of consumer installment loans and consumer credit card balances. Cornerstone Community Bank makes both secured and unsecured consumer loans for a variety of personal and household purposes. Most of Cornerstone Community Bank’s consumer loans are automobile loans, boat loans, property improvement loans and loans to depositors on the security of their certificates of deposit. These loans are generally made for terms of up to five years at fixed interest rates. Cornerstone Community Bank considers consumer loans to involve a relatively high credit risk compared to real estate loans. Consumer loans, therefore, generally yield a relatively high return to Cornerstone Community Bank and provide a relatively short maturity. Cornerstone Community Bank believes that the generally higher yields and the shorter terms available on various types of consumer loans tend to offset the relatively higher risk associated with such loans, and contribute to a profitable spread between Cornerstone Community Bank’s average yield on earning assets and Cornerstone Community Bank’s cost of funds.

Lending Commitments — Commitments under standby letters of credit and undisbursed loan commitments totaled approximately $47 million as of December 31, 2014 compared to approximately $34 million as of December 31, 2013. This number includes all lines of credit that have not been fully drawn and loan commitments in the same status.

Origination, Purchase and Sale of Loans

Cornerstone Community Bank originates the majority of its loans in Hamilton County, Tennessee. However, Cornerstone Community Bank also originates loans in Marion, Sequatchie and Bradley Counties in Tennessee, and Dade, Walker, Whitfield and Catoosa Counties in Georgia, each of which is within 150 miles of Chattanooga, Tennessee. Loans are originated by 13 relationship managers who operate from Cornerstone Community Bank’s offices in Chattanooga, Tennessee and from the loan production office in Dalton, Georgia. These relationship managers actively solicit loan applications from existing customers, local manufacturers and retailers, builders, real estate developers, real estate agents and others. Cornerstone Community Bank also receives numerous loan applications as a result of customer referrals and walk-ins to its offices.

Upon receipt of a loan application and all required supporting information from a prospective borrower, Cornerstone Community Bank obtains a credit report and verifies specific information relating to the loan applicant’s employment, income and creditworthiness. For significant extensions of credit in which real estate will secure the proposed loan, a certified appraisal of the real estate is undertaken by an independent appraiser approved by Cornerstone Community Bank. Cornerstone Community Bank’s relationship managers then analyze the credit worthiness of the borrower and the value of any collateral involved.

Cornerstone Community Bank’s loan approval process is intended to be conservative but also responsive to customer needs. Loans are approved in accordance with Cornerstone Community Bank’s written loan policy, which provides for several tiers of approval authority, based on a borrower’s aggregate debt with Cornerstone Community Bank. Cornerstone Community Bank’s legal lending limit is 25% of Cornerstone Community Bank’s qualifying equity for secured loans and 15% for unsecured loans.

Cornerstone Community Bank has in the past purchased and sold commercial loan participations with correspondent banks and will continue the practice when management feels the action would be in the best interest of Cornerstone Community Bank. The purchase of loan participations allows Cornerstone Community Bank to expand its loan portfolio and increase profitability while still maintaining the high credit standards, which are applied to all extensions of credit made by Cornerstone Community Bank. The sale of loan participations allows Cornerstone Community Bank to make larger loans and retain a servicing fee for its labor, which it otherwise would be unable to make due to capital or other funding considerations.

Loan Fee Income

In addition to interest earned on loans, Cornerstone Community Bank receives origination fees for making loans, commitment fees for making certain loans, and other fees for miscellaneous loan-related services. Such fee income varies with the volume of loans made, prepaid or sold, and the rates of fees vary from time to time depending on the supply of funds and competitive conditions.

Commitment fees are charged by Cornerstone Community Bank to the borrower for certain loans and are calculated as a percentage of the principal amount of the loan. These fees normally are deducted from the proceeds of the loan and generally range from 0.5% to 2.0% of the principal amount, depending on the type and volume of loans made and market conditions such as the demand for loans, the availability of money and general economic conditions. Cornerstone Community Bank complies with Accounting Standard Codification Topic 310, “Receivables,” and amortizes all significant loan fees over the life of the loan. Cornerstone Community Bank also receives miscellaneous fee income from late payment charges, overdraft fees, property inspection fees, and miscellaneous services related to its existing loans.

Problem Loans and Allowance for Loan Losses

Problem Loans — In originating loans, Cornerstone recognizes that it will experience credit losses and that the risk of loss will vary with, among other things, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a secured loan, the quality of the security for the loan. Cornerstone has instituted measures at Cornerstone Community Bank and Eagle which are designed to reduce the risk of, and monitor exposure to, credit losses.

Cornerstone Community Bank’s loan portfolio is systematically reviewed by Cornerstone Community Bank’s management, internal auditors and State and Federal regulators to ensure that Cornerstone Community Bank’s larger loan relationships are being maintained within the loan policy guidelines, and remain properly underwritten. Input from all the above sources is used by Cornerstone Community Bank to take corrective actions as necessary. As discussed below, each of Cornerstone Community Bank’s loans is assigned a rating in accordance with Cornerstone Community Bank’s internal loan rating system. All past due loans are reviewed by Cornerstone Community Bank’s senior lending officers and all past due loans over $25,000 are reviewed monthly by the Director’s Loan Committee. All loans classified as substandard or doubtful, as well as any “special mention” loans (defined in the following paragraph), are placed on Cornerstone Community Bank’s watch list and reviewed at least monthly by the Director’s Loan Committee. In addition, all loans to a particular borrower are reviewed, regardless of classification, each time such borrower requests a renewal or extension of any loan or requests an additional loan. All lines of credit are reviewed annually prior to renewal. Such reviews include, but are not limited to, the ability of the borrower to repay the loan, a re-assessment of the borrower’s financial condition, the value of any collateral and the estimated potential loss to Cornerstone Community Bank, if any.

Cornerstone Community Bank’s internal problem loan rating system establishes three classifications for problem assets: substandard, doubtful and loss. Additionally, in connection with regulatory examinations of Cornerstone Community Bank, Federal and State examiners have authority to identify problem assets and, if appropriate, require Cornerstone Community Bank to classify them. Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that Cornerstone Community Bank will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable and there is a high possibility of loss. An asset classified as loss is considered uncollectible and of such little value that continuance as an asset of Cornerstone Community Bank is not warranted. Consequently, such assets are charged-off in the month they are classified as loss. Federal regulations also designate a “special mention” category, described as assets which do not currently expose Cornerstone Community Bank to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving management’s close attention.

Assets classified as substandard or doubtful require Cornerstone Community Bank to establish general or specific allowances for loan losses. If an asset or portion thereof is classified as loss, Cornerstone Community Bank must either establish specific allowances for loan losses in the amount of 100% of the portion of the asset classified as loss or charge-off such amount. General loss allowances established to cover possible losses related to assets classified as substandard or doubtful may be included, up to certain limits, in determining Cornerstone Community Bank’s regulatory capital, while specific valuation allowances for loan losses do not qualify as regulatory capital.

Cornerstone Community Bank’s collection procedures provide that when a loan becomes between 15 days and 30 days delinquent, the borrower is contacted by mail and payment is requested. If the delinquency continues, subsequent efforts are made to contact and request payment from the delinquent borrower. Most loan delinquencies are cured within 60 days and no legal action is required. In certain circumstances, Cornerstone Community Bank, for a fee, may modify the loan, grant a limited moratorium on loan payments or revise the payment schedule to enable the borrower to restructure his or her financial affairs. Generally, Cornerstone Community Bank stops accruing interest and any accrued non collected interest will be reversed in accordance with US GAAP on delinquent loans when payment is in arrears for 90 days or when collection otherwise becomes doubtful. If the delinquency exceeds 120 days and is not cured through Cornerstone Community Bank’s normal collection procedures or through a restructuring, Cornerstone Community Bank will institute measures to enforce its remedies resulting from the default, including commencing a foreclosure, repossession or collection action. In certain cases, Cornerstone Community Bank will consider accepting a voluntary conveyance of collateral in lieu of foreclosure or repossession. Real property acquired by Cornerstone Community Bank as a result of foreclosure or by deed in lieu of foreclosure is classified as foreclosed assets until it is sold and is carried at the lower of cost or fair value less estimated costs to dispose. Accounting standards define fair value as the amount that is expected to be received in a current sale between a willing buyer and seller other than in a forced or liquidation sale. Fair values at foreclosure are based on appraisals. Losses arising from the acquisition of foreclosed properties are charged against the allowance for loan losses. Subsequent write-downs are provided by a charge to income through losses on other real estate in the period in which the need arises.

Allowance for Loan Losses — The allowance or reserve for possible loan losses is a means of absorbing future losses, which could be incurred from the current loan portfolio. Cornerstone Community Bank maintains an allowance for possible loan losses, and management adjusts the general allowance quarterly by charges to income in response to changes to outstanding loan balances.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectability of loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. A loan or portion thereof is charged-off against the allowance when management has determined that losses on such loans are probable. Recoveries on any loans charged-off in prior fiscal periods are credited to the allowance. It is the opinion of Cornerstone Community Bank’s management that the balance in the allowance for loan losses as of December 31, 2014 is adequate to absorb possible losses from loans currently in the portfolio.

Table 13 presents Cornerstone Community Bank’s internal watchlist for loans classified as doubtful as of December 31, 2014 and 2013. Table 18 presents Cornerstone Community Bank’s internal watchlist for loans classified as substandard as of December 31, 2014 and 2013.

TABLE 13

Internal Watchlist Composition-Doubtful

	December 31, 2014		December 31, 2013
(In thousands)	Amount	Impairment	Amount	Impairment
Commercial and industrial	$—	$—	$—	$—
Construction and development	—	—	—	—
Single family real estate	—	—	—	—
Multi-family real estate	—	—	—	—
Owner occupied commercial real estate	—	—	—	—
Non-owner occupied commercial real estate	—	—	—	—
Consumer	—	—	—	—
Totals	$—	$—	$—	$—

TABLE 14

Internal Watchlist Composition-Substandard

	December 31, 2014		December 31, 2013
(In thousands)	Amount	Impairment	Amount	Impairment
Commercial and industrial	$1,992	$273	$2,137	$55
Construction and development	1,231	—	674
Single family real estate	2,702	15	5,210	11
Multi-family real estate	—	—	125	—
Owner occupied commercial real estate	1,334	228	4,646	86
Non-owner occupied commercial real estate	3,152	150	2,217	412
Consumer	—	—	—	—
Totals	$10,411	$666	$15,009	$564

The information listed in tables 13 and 14 reflect the amount of Cornerstone Community Bank’s loans net of any partial charge-off amount that has been previously recorded.

During 2014, Cornerstone Community Bank saw a decrease in the number and dollar volume of substandard loans. Cornerstone Community Bank has been able to convert substandard loans to foreclosed assets or upgrade to performing loans. At December 31, 2014, management had determined that approximately $666 thousand was needed in specific loan impairment for substandard loans and $30 thousand for non-substandard loans. The majority of this amount, approximately $651 thousand, was concentrated in three loans. Management believes two of these loans, which have been assigned an impairment amount of $423 thousand, could be refinanced or the underlying businesses sold in 2015. In either instance, Cornerstone Community Bank is anticipating that it will be able to collect the full amount of its outstanding book balance. The remaining, with an assigned impairment amount of approximately $228 thousand, will most likely continue to have an impairment during 2015 and could take additional time for management to work with the borrower.

Table 15 presents Cornerstone’s allocation of the allowance for loan losses as of December 31, 2014, 2013, 2012, 2011, and 2010.

TABLE 15

Allowance for Loan Losses
Years Ended December 31,

(In thousands) Balance at end of period applicable to	2014		2013		2012
	Amount	Percent of loans by category to total loans	Amount	Percent of loans by category to total loans	Amount	Percent of loans by category to total loans
Commercial, financial and agricultural	$638	12.82%	$352	13.47%	$809	14.49%
Real estate – construction	130	11.66%	319	14.37%	1,241	13.92%
Real estate – mortgage	1,097	26.04%	938	26.37%	1,528	25.70%
Real estate – commercial	1,595	48.47%	1,549	44.84%	2,549	45.19%
Consumer	35	1.01%	45	0.95%	14	0.70%
Totals	$3,495	100.00%	$3,203	100.00%	$6,141	100.00%

(In thousands) Balance at end of period applicable to	2011		2010
	Amount	Percent of loans by category to total loans	Amount	Percent of loans by category to total loans
Commercial, financial and agricultural	$482	13.99%	$925	17.94%
Real estate – construction	827	11.59%	3,238	10.46%
Real estate – mortgage	2,518	26.34%	3,111	25.20%
Real estate – commercial	3,557	47.08%	1,793	45.23%
Consumer	16	1.00%	65	1.17%
Totals	$7,400	100.00%	$9,132	100.00%
•	In 2014, Cornerstone calculated its allowance for loan and leases losses (“ALLL”) by including measurements such as environmental factors for growth, environmental factors for real estate values, historical metrics and specific loan products with increased levels of risk, such as asset based lending. Further, Cornerstone calculated its ALLL using a ten-quarter look-back time frame. Management believes its allowance methodology is consistent with generally accepted accounting principles and interagency policy statements published by Cornerstone Community Bank’s regulatory agencies.

Table 16 represents the scheduled maturities of floating and fixed interest rate loans in Cornerstone’s loan portfolio as of December 31, 2014, based on their contractual terms to maturity. Overdrafts are reported as loans due in less than one year.

TABLE 16

	Less than 1 Year	1 to 5 Years	Over 5 Years	Total
Floating Interest Rate Loans:
Commercial, financial and agricultural	$14,822	$1,725	$1,627	$18,174
Real estate – construction	13,553	3,518	240	17,311
Real estate – commercial	1,869	17,425	20,189	39,483
Real estate – mortgage	2,905	3,308	18,570	24,783
Consumer	323	166	—	489
Total floating interest rate loans	33,472	26,142	40,626	100,240

	Less than 1 Year	1 to 5 Years	Over 5 Years	Total
Fixed Interest Rate Loans:
Commercial, financial and agricultural	$9,737	$9,714	$238	$19,689
Real estate – construction	9,598	7,520	20	17,138
Real estate – commercial	18,020	74,169	11,496	103,685
Real estate – mortgage	6,147	37,192	8,785	52,124
Consumer	1,066	1,422	—	2,488
Total fixed interest rate loans	44,568	130,017	20,539	195,124
Total loans	$78,040	$156,159	$61,165	$295,364

Table 17 presents Cornerstone’s delinquent, nonaccrual and troubled debt restructuring loans as of December 31 for the five years indicated.

TABLE 17

Delinquent, Nonaccrual and Troubled Debt Restructured Loans

	2014	2013	2012	2011	2010
Ratio of non-performing assets to total loans	3.68%	5.70%	9.51%	9.86%	9.27%
Ratio of delinquent (30-days or more) but accruing loans to:
Total loans	0.56%	0.78%	2.38%	3.05%	0.81%
Total assets	0.40%	0.52%	1.49%	1.93%	0.52%

Actual for Years Ended December 31,

(In thousands)	2014	2013	2012	2011	2010
Accruing loans that are contractually past due 90-days or more:
Commercial, financial and agricultural	$—	$—	$—	$—	$—
Real estate – construction	—	—	—	—	—
Real estate – commercial	—	—	—	—	—
Real estate – mortgage	—	—	—	—	—
Consumer	—	—	—	—	—
Total loans	$—	$—	$—	$—	$—
Nonaccruing loans 90-days or more:
Commercial, financial and agricultural	$1,195	$1,631	$2,467	$42	$75
Real estate – construction	40	47	53	1,622	—
Real estate – commercial	496	882	2,869	2,563	8,426
Real estate – mortgage	1,134	1,006	616	3,641	5.114
Consumer	—	—	—	14	18
Total loans	$2,865	$3,566	$6,005	$7,882	$13,633
Troubled debt restructurings not included above	$3,767	$3,328	$5,316	$2,671	$948
Total loans	$295,364	$289,440	$276,991	$267,765	$285,247
•	Cornerstone Community Bank has seen an improvement in recent years in its ratio of non-performing assets to total loans. This trend has been the result of Cornerstone Community Bank working with existing customers to restructure problem loans and the reduction of other real estate owned in the event a workout solution could not be found and Cornerstone Community Bank had to foreclose on the property. To facilitate the disposal of other real estate Cornerstone Community Bank elected to realize investment portfolio gains. This additional revenue allowed management to be more aggressive in the disposal of other real estate during this period. To provide further emphasis on this point, Cornerstone Community Bank had approximately $20.3 million in foreclosed assets as recent as December 31, 2012. As of December 31, 2014, the amount of foreclosed assets had been reduced to approximately $8.0 million. While the December 31, 2014 amount in foreclosed assets remains at elevated levels compared to amounts pre-2008, management has seen a significant improvement in Cornerstone Community Bank’s non-performing asset ratios and anticipates reductions in other real estate operating expense in future years.
•	Cornerstone Community Bank has also seen an improvement in its loans that are past due 30 days or more. Management believes this ratio is an important indicator for possible future problems in its loan portfolio. The level of past due loans 30 days or more of 0.56% as of December 31, 2014 and the decline in Cornerstone Community Bank’s nonaccrual loans to approximately $2.9 million for the same time period are both positive indicators regarding the trend in Cornerstone Community Bank’s asset quality. Management believes Cornerstone Community Bank’s nonaccrual loan total will decrease during 2015 if further improvements occur in several large loans as expected.

In addition to Cornerstone Community Bank’s loan rating system for problem assets described above (see “Problem Loans,” above), Cornerstone Community Bank has established a loan rating system for all categories of loans which assists management and the board of directors in determining the adequacy of Cornerstone Community Bank’s allowance for loan losses. Each loan in Cornerstone Community Bank’s portfolio is assigned a rating which is reviewed by management periodically to ensure its continued suitability. An exception is made in the case of (i) monthly installment loans which are grouped together by delinquency status such as over 10, 30, 60, or 90 days past due and (ii) problem assets which are rated as substandard, doubtful, or loss as discussed above. All other loans are assigned a rating of excellent, good, or average.

•	Cornerstone Community Bank has developed an internal loan watchlist that identifies classified loans and assists management in monitoring their potential risk to Bank earnings. Cornerstone Community Bank also had loans graded substandard of approximately $10.4 million as of December 31, 2014 compared to approximately $15.0 million as of December 31, 2013. Cornerstone Community Bank also had loans graded special mention of approximately $7.8 million as of December 31, 2014 compared to approximately $10.6 million as of December 31, 2013. Management continues to see positive results in the majority of metrics used to measure loan quality. During 2015, management expects the amount of substandard loans to decrease. Increases in special mention, especially, early in the year could occur as loans are upgraded from substandard to special mention for a period of evaluation before loans are ultimately assigned a pass grade.

Table 18 presents Cornerstone’s loan loss experience for the periods indicated.

TABLE 18

Loan Loss Reserve Analysis
Years Ending December 31,

(in thousands)	2014	2013	2012	2011	2010
Average loans	$293,708	$278,925	$268,828	$273,523	$311,407
Allowance for possible loan losses, beginning of the period	$3,203	$6,141	$7,400	$9,132	$5,905
Charge-offs for the period:
Commercial, financial and agricultural	108	699	74	36	433
Real estate – construction	58	1,193	782	232	1,260
Real estate – mortgage	896	842	1,022	1,613	562
Real estate – commercial	470	1,879	958	1,238	2,309
Consumer	50	96	33	29	114
Total charge-offs	1,582	4,709	2,869	3,148	4,688

(in thousands)	2014	2013	2012	2011	2010
Recoveries for the period:
Commercial, financial and agricultural	58	99	144	94	282
Real estate – construction	771	1,058	145	532	19
Real estate – mortgage	324	241	36	65	54
Real estate – commercial	156	68	838	259	213
Consumer	50	5	17	21	56
Total recoveries	1,359	1,471	1,180	971	624
Net charge-offs for the period	223	3,238	1,689	2,177	4,064
Provision for loan losses	515	300	430	445	7,291
Allowance for possible loan losses, end of period	$3,495	$3,203	$6,141	$7,400	$9,132
Ratio of allowance for loan losses to total average loans outstanding	1.19%	1.15%	2.28%	2.71%	2.93%
Ratio of net charge-offs during the period to average loans outstanding during the period	0.08%	1.16%	0.63%	0.80%	1.31%

Sources of Funds

Overview — Time, money market, savings and demand deposits are the major source of Cornerstone Community Bank’s funds for lending and other investment purposes. All deposits are held by Cornerstone Community Bank. In addition, Cornerstone Community Bank obtains funds from loan principal repayments and proceeds from sales of loan participations and investment securities. Loan repayments are a relatively stable source of funds, while deposit inflows and outflows and sales of loan participations and investment securities are significantly influenced by prevailing interest rates, economic conditions and Cornerstone Community Bank’s asset and liability management strategies. Borrowings are used on either a short-term basis to compensate for reductions in the availability of other sources of funds or on a longer-term basis to reduce interest rate risk.

Table 19 presents Cornerstone Community Bank’s core vs. non-core funding as of December 31, 2014 and 2013.

TABLE 19

Core and Non-Core Funding

(In thousands)	December 31, 2014		December 31, 2013
	Amount	Percent	Amount	Percent
Core funding:
Noninterest-bearing demand deposits	$57,035	15.2%	$75,206	19.3%
Interest-bearing demand deposits	26,464	7.1%	24,564	6.3%
Savings and money market accounts	80,861	21.6%	86,330	22.2%
Time deposits under $100,000	57,128	15.3%	74,080	19.0%
Total core funding	221,488	59.2%	260,180	66.8%
Non-core funding:
Time deposits greater than $100,000	87,166	23.3%	81,234	20.9%
Federal funds purchased	10,000	2.7%	—	—%
Securities sold under agreements to repurchase	19,410	5.2%	22,974	5.9%
Federal Home Loan Bank advances	36,000	9.6%	25,000	6.4%
Total non-core funding	152,576	40.8%	129,208	33.2%
Total	$374,064	100.0%	$389,388	100.0%

•	Cornerstone Community Bank’s noninterest-bearing demand deposits decreased from approximately $75 million as of December 31, 2013 to approximately $57 million as of December 31, 2014. Decreases were also seen in Cornerstone Community Bank’s under $100,000 time deposit accounts. Cornerstone Community Bank has been able to improve its net interest margin by repricing the maturing time deposits during this time. However, the loss of noninterest-bearing demand deposits negatively impacted Cornerstone Community Bank. Management is in the process of evaluating liquidity plans that not only improve the company’s core funding percentages but also address interest rate risk. The improvement of Cornerstone Community Bank’s core funding position will be a high priority for management during 2015.
•	During 2014, Cornerstone Community Bank has attempted to remain interest rate competitive on interest-bearing demand deposits, savings and money market relationships. The majority of Cornerstone Community Bank’s depository base is seeking these types of products as opposed to time deposits. Customers have consistently kept their deposits in non-maturity based products in anticipation of interest rate increases in the market.
•	To offset the decrease in core funding, Cornerstone Community Bank elected to increase its borrowings from the FHLB. Recent borrowings from FHLB have been short-term and have, therefore, enabled Cornerstone Community Bank to reduce its cost of funds. Approximately $10 million of long-term advances will mature in 2015 and management anticipates the new advances to be short-term in nature to allow Cornerstone Community Bank to improve its net interest margin and allow management to position the balance sheet for interest rate risk if interest rates rise in the near future.

Deposits — Cornerstone Community Bank offers several types of deposit accounts, with the principal differences relating to the minimum balances required, the time period the funds must remain on deposit and the interest rate. Deposits are obtained primarily from Cornerstone Community Bank’s Chattanooga, Tennessee MSA. Cornerstone Community Bank does advertise for deposits outside of this area and has had moderate success attracting deposits from credit unions around the United States. Cornerstone Community Bank does not rely upon any single person or group of related persons for a material portion of its deposits. A principal source of deposits for Cornerstone Community Bank consists of short-term money market and other accounts, which are highly responsive to changes in market interest rates. Accordingly, Cornerstone Community Bank, like all financial institutions, is subject to short-term fluctuations in deposits in response to customer actions due to changing short-term market interest rates. The ability of Cornerstone Community Bank to attract and maintain deposits and Cornerstone Community Bank’s cost of funds has been and will continue to be significantly affected by money market conditions.

Table 20 presents the composition of deposits for Cornerstone Community Bank, excluding accrued interest payable, by type for the years ended December 31, 2014, 2013 and 2012 (in thousands).

TABLE 20

Deposit Composition
Years Ended December 31,

(In thousands)	2014	2013	2012
Demand deposits	$57,035	$75,206	$60,054
NOW deposits	26,464	24,564	30,179
Savings and money market deposits	80,861	86,330	80,994
Time deposits $100,000 and over	87,166	81,234	87,737
Time deposits under $100,000	57,128	74,080	85,917
Total Deposits	$308,654	$341,415	$344,881

Table 21 presents a breakdown by category of the average amount of deposits and the average rate paid on deposits for the periods indicated:

TABLE 21

Average Amount and Average Rate Paid on Deposits
Years Ending December 31,

(In thousands)
	2014		2013		2012
	Amount	Rate	Amount	Rate	Amount	Rate
Demand deposits	$59,219		$51,614		$39,936
NOW deposits	26,921	0.15%	26,196	0.21%	26,483	0.33%
Savings and money market deposits	82,903	0.33%	88,912	0.47%	62,958	0.73%
Time deposits	157,112	0.91%	165,748	1.07%	187,733	1.32%
Total Deposits	$326,155	0.53%	$332,470	0.68%	$317,110	0.95%

Table 22 presents a breakdown as of December 31, 2014, of Cornerstone Community Bank’s scheduled maturity of time deposits (in thousands):

TABLE 22

Balances
Denominations less than $100,000
Three months or less	$9,519
Over three but less than six months	10,196
Over six but less than twelve months	16,795
Over twelve months	20,618
$57,128
Denomination greater than $100,000
Three months or less	$20,506
Over three but less than six months	5,241
Over six but less than twelve months	32,850
Over twelve months	28,569
$87,166
Totals	$144,294

Borrowings — Cornerstone Community Bank joined the Federal Home Loan Bank of Cincinnati in October 2000. The FHLB allows Cornerstone Community Bank to borrow funds on a contractual basis many times at rates lower than the costs of local certificates of deposit. In addition, the FHLB has the ability to provide structured advances that best reduce or leverage the interest rate risk of Cornerstone Community Bank. During 2014, Cornerstone Community Bank increased its FHLB borrowings by $11 million. The increase allowed Cornerstone Community Bank to obtain short-term funding at favorable interest rates. As of December 31, 2014, the interest rates on these loans ranged from 0.23% to 4.25%. The weighted average interest rate for all FHLB advances equals 2.32%. This is an area of opportunity for Cornerstone Community Bank during 2015 as an additional $10 million in FHLB advances will mature. This will allow Cornerstone Community Bank to significantly reduce its interest cost by renewing the $10 million in advances at shorter terms and lower interest rates. As of December 31, 2014, Cornerstone Community Bank had approximately $13.4 million in additional availability with the FHLB.

Cornerstone Community Bank has five Federal Funds lines of credit available with correspondent banks with a total availability of $30 million as of December 31, 2014. This is an improvement over the availability as of December 31, 2013. At that time Cornerstone Community Bank had three Federal Funds lines of credit totaling $15 million.

Cornerstone’s short-term borrowings (borrowings which mature within the next fiscal year) consist primarily of federal funds purchased and securities sold under agreements to repurchase, FHLB advances, and other borrowings. Information concerning these short-term borrowings as of and for each of the years in the three-year period ended December 31, 2014, is as follows (dollars in thousands):

TABLE 23

	At December 31,
	2014	2013	2012
Amounts outstanding at year-end:
Federal funds purchased and securities sold under agreements to repurchase	$29,410	$22,974	$19,587
FHLB advances	26,000	5,000	10,000
Other borrowings	—	1,740	870
Weighted average interest rates at year-end:
Federal funds purchased and securities sold under agreements to repurchase	0.33%	0.33%	0.37%
FHLB advances	1.60%	4.43%	4.05%
Other borrowings	—%	2.00%	6.50%
Maximum amount of borrowings at any month-end:
Federal funds purchased and securities sold under agreements to repurchase	$47,143	$32,974	$28,399
FHLB advances	26,000	5,000	10,000
Other borrowings	1,740	1,740	870
Average balances for the year:
Federal funds purchased and securities sold under agreements to repurchase	$22,319	$22,041	$21,312
FHLB advances	18,000	5,000	8,462
Other borrowings	858	1,595	870
Weighted average interest rates for the year:
Federal funds purchased and securities sold under agreements to repurchase	0.32%	0.34%	0.44%
FHLB advances	3.00%	4.47%	4.08%
Other borrowings	1.00%	2.41%	6.50%

Capital

Capital Resources — Stockholder’s average equity for 2014 and 2013 totaled $40.6 and $40.8 million, respectively. As of December 31, 2014, Cornerstone’s actual stockholder equity totaled $40.7 million compared to $40.1 million as of December 31, 2013. As of December 31, 2014 and 2013, the number of shares of Series A preferred stock outstanding was 600,000. The number of common shares outstanding were 6,627,398 and 6,547,074 as of December 31, 2014 and December 31, 2013, respectively.

Capital Adequacy — Capital adequacy refers to the level of capital required to sustain asset growth and to absorb losses. The objective of Cornerstone’s management is to maintain a level of capitalization that is sufficient to take advantage of profitable growth opportunities while meeting regulatory requirements. This is achieved by improving profitability by effectively allocating resources to more profitable business, improving asset quality, strengthening service quality, and streamlining costs. The primary measures used by management to monitor the results of these efforts are the ratios of actual equity to average assets and actual equity to risk-adjusted assets.

The FDIC has adopted capital guidelines governing the activities of banks. These guidelines require the maintenance of an amount of capital based on risk-adjusted assets so that categories of assets with potentially higher credit risk will require more capital backing than assets with lower risk. In addition, banks are required to maintain capital to support, on a risk-adjusted basis, certain off-balance sheet activities such as loan commitments. The capital guidelines classify capital into two tiers, referred to as Tier I and Tier II. Under risk-based capital requirements, total capital consists of Tier I capital, which is generally common shareholder’s equity less goodwill, and Tier II, which is primarily Tier I capital plus a portion of the loan loss allowance. In determining risk-based capital requirements, assets are assigned risk-weights of 0% to 100%, depending primarily on the regulatory assigned levels of credit risk associated with such assets. Off-balance sheet items are considered in the calculation of risk-adjusted assets through conversion factors established by regulators. The framework for calculating risk-based capital requires banks to meet the regulatory minimums of 4% Tier I and 8% total risk-based capital. In 1990, regulators added a leverage computation to the capital requirements, comparing Tier I capital to total average assets less goodwill.

The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) established five capital categories for banks. Under the regulation defining these five capital categories, each bank is classified into one of the five categories based on its level of risk-based capital as measured by Tier I capital, total risk-based capital, and Tier I leverage ratios and its supervisory ratings. Table 24 lists the five categories of capital and each of the minimum requirements for the three risk-based ratios.

TABLE 24

Minimum Requirements for Risk-Based Capital Ratios

	Total Risk-Based Capital Ratio	Tier I Risk-Based Capital Ratio	Leverage Ratio
Well capitalized	10% or above	6% or above	5% or above
Adequately capitalized	8% or above	4% or above	4% or above
Under capitalized	Less than 8%	Less than 4%	Less than 4%
Significantly undercapitalized	Less than 6%	Less than 3%	Less than 3%
Critically undercapitalized			2% or less

Cornerstone Community Bank was considered well capitalized as of December 31, 2014 and its capital ratios were as follows:

Tier 1 leverage ratio	9.38%
Tier 1 risk-based capital ratio	12.32%
Total risk-based capital ratio	13.45%

Liquidity — Of primary importance to depositors, creditors and regulators is the ability to have readily available funds sufficient to repay fully maturing liabilities. Cornerstone’s liquidity, represented by cash and cash equivalents, is a result of its operating, investing and financing activities. In order to ensure funds are available at all times, Cornerstone devotes resources to projecting on a monthly basis the amount of funds accessible. Liquidity requirements can also be met through short-term borrowing or the disposition of short-term assets, which are generally matched to correspond to the maturity of liabilities.

Cornerstone Community Bank’s liquidity target is measured by adding net cash, short-term and marketable securities not pledged and dividing this number by total deposits and short-term liabilities not secured by assets pledged. Cornerstone Community Bank’s liquidity ratio at December 31, 2014 was 19.8% Cornerstone Community Bank is not subject to any specific liquidity requirements imposed by regulatory orders. Cornerstone Community Bank is subject, however, to general FDIC guidelines which are concerned with funding sources and dependence on noncore deposits and does not require a specific minimum level of liquidity. Management believes its liquidity ratios and funding sources meet or exceed these guidelines.

Cornerstone’s liquidity is dependent on dividends from its subsidiary. Currently, the holding company’s expenses are tied to shareholder and related Securities and Exchange Commission required filings expense. Cornerstone Community Bank is presently restricted from passing up any dividends to the holding company unless Cornerstone Community Bank receives prior approval from the FDIC who reviews Cornerstone Community Bank’s profitability and overall safety and soundness before allowing dividends to be paid.

Management does not know of any other trends, demands, commitments, events or uncertainties that will result in or are reasonably likely to result in liquidity increasing or decreasing in any material manner.

Table 25 presents the average loan to deposit ratios, a liquidity measure, for periods indicated:

TABLE 25

	December 31, 2014	December 31, 2013
Average loans to average deposits	90.05%	83.91%

Off-Balance Sheet Arrangements

Cornerstone does not have any off-balance sheet arrangements.

Critical Accounting Policies

Cornerstone’s accounting and reporting policies are in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the banking industry. Our significant accounting policies are described in Note 1, “Summary of Significant Accounting Policies,” to the consolidated financial statements and are integral to understanding the MD&A. Critical accounting policies include the initial adoption of an accounting policy that has a material impact on our financial presentation as well as accounting estimates reflected in our financial statements that require us to make estimates and assumptions about matters that were highly uncertain at the time. Disclosure about critical estimates is required if different estimates that Cornerstone reasonably could have used in the current period would have a material impact on the presentation of our financial condition, changes in financial condition or results of operations. The following is a description of our critical accounting policies.

Allowance for Loan Losses

The allowance for loan losses is established and maintained at levels management deems adequate to absorb credit losses inherent in the portfolio as of the balance sheet date. The allowance is increased through the provision for loan and lease losses and reduced through loan and lease charge-offs, net of recoveries. The level of the allowance is based on known and inherent risks in the portfolio, past loan loss experience, underlying estimated values of collateral securing loans, current economic conditions and other factors as well as the level of specific impairments associated with impaired loans. This process involves our analysis of complex internal and external variables and it requires that management exercise judgment to estimate an appropriate allowance.

Changes in the financial condition of individual borrowers, economic conditions or changes to our estimated risks could require us to significantly decrease or increase the level of the allowance. Such a change could materially impact Cornerstone’s net income as a result of the change in the provision for loan losses. Refer to the “Problem Loans and Allowance for Loan Losses” section within the MD&A for a discussion of Cornerstone’s methodology of establishing the allowance as well as Note 1 in the notes to Cornerstone’s consolidated financial statements.

Estimates of Fair Value

Fair value is used on a recurring basis for certain assets and liabilities in which fair value is the primary basis of accounting. Cornerstone’s available for sale securities are measured at fair value on a recurring basis. Additionally, fair value is used to measure certain assets and liabilities on a nonrecurring basis. Cornerstone uses fair value on a nonrecurring basis for foreclosed assets and collateral associated with impaired collateral-dependent loans. Fair value is also used in certain impairment valuations, including assessments of goodwill, other intangible assets and long-lived assets.

Fair value is the price that could be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Estimating fair value in accordance with applicable accounting guidance requires that Cornerstone make a number of significant judgments. Accounting guidance provides three levels of fair value. Level 1 fair value refers to observable market prices for identical assets or liabilities. Level 2 fair value refers to similar assets or liabilities with observable market data. Level 3 fair value refers to assets and liabilities where market prices are unavailable or impracticable to obtain for similar assets or liabilities. Level 3 valuations require modeling techniques, such as discounted cash flow analyses. These modeling techniques incorporate Cornerstone’s assessments regarding assumptions that market participants would use in pricing the asset or the liability.

Changes in fair value could materially impact our financial results. Refer to Note 12, “Fair Value Disclosures,” in the notes to Cornerstone’s consolidated financial statements for a discussion of the methodology in calculating fair value.

Income Taxes

Cornerstone is subject to various taxing jurisdictions where Cornerstone conducts business. Cornerstone estimates income tax expense based on amounts expected to be owed to these jurisdictions. Cornerstone evaluates the reasonableness of our effective tax rate based on a current estimate of annual net income, tax credits, non-taxable income, non-deductible expenses and the applicable statutory tax rates. The estimated income tax expense or benefit is reported in the consolidated statements of income.

The accrued tax liability or receivable represents the net estimated amount due or to be received from tax jurisdictions either currently or in the future and are reported in other liabilities or other assets, respectively, in Cornerstone’s consolidated balance sheets. Cornerstone assesses the appropriate tax treatment of transactions and filing positions after considering statutes, regulations, judicial precedent and other pertinent information and maintains tax accruals consistent with management’s evaluation. Changes in the estimate of accrued taxes occur periodically due to changes in tax rates, interpretations of tax laws, the status of examinations by tax authorities and newly enacted statutory, judicial and regulatory guidance that could impact the relative merits of tax positions. These changes, if or when they occur, could impact accrued taxes and future tax expense and could materially affect our financial results.

Cornerstone periodically evaluates uncertain tax positions and estimates the appropriate level of tax reserves related to each of these positions. Additionally, Cornerstone evaluates its deferred tax assets for possible valuation allowances based on the amounts expected to be realized. The evaluation of uncertain tax positions and deferred tax assets involves a high degree of judgment and subjectivity. Changes in the results of these evaluations could have a material impact on our financial results. Refer to Note 8, “Income Taxes,” in the notes to Cornerstone’s consolidated financial statements for more information. As of December 31, 2014, Cornerstone had a net deferred tax asset of $1.8 million and did not establish a valuation allowance against its net deferred tax assets as of December 31, 2013 or December 31, 2014 because it is more likely than not that all of these assets will be realized. In evaluating the need for a valuation allowance, Cornerstone estimated future taxable income based on management prepared forecasts. This process required significant judgment by management about matters that are by nature uncertain. If future events differ significantly from our current forecasts, we may need to establish a valuation allowance, which could have a material adverse effect on our results of operations and financial condition.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Sensitivity

Cornerstone Community Bank’s Asset Liability Management Committee (“ALCO”) is responsible for making decisions regarding liquidity and funding solutions based upon approved liquidity, loan, capital and investment policies. The ALCO must consider interest rate sensitivity and liquidity risk management when rendering a decision on funding solutions and loan pricing. To assist in this process Cornerstone Community Bank has contracted with an independent third party to prepare quarterly reports that summarize several key asset-liability measurements. In addition, the third party will also provide recommendations to Cornerstone Community Bank’s ALCO regarding future balance sheet structure, earnings and liquidity strategies. The following is a brief discussion of the primary tools used by the ALCO to perform its responsibilities:

•	Earnings at Risk Model

Cornerstone Community Bank uses an earnings at risk model to analyze interest rate risk. Forecasted levels of earning assets, interest-bearing liabilities, and off-balance sheet financial instruments are combined with ALCO forecasts of interest rates for the next 12 months and are combined with other factors in order to produce various earnings simulations.

At December 31, 2014, Cornerstone Community Bank’s earnings at risk model demonstrated that Cornerstone Community Bank was within its policy limits for a 200, 300 and 400 basis point change in interest rates. The policy limits have been established by the Directors ALCO committee and are calculated and reported quarterly.

•	Economic Value of Equity

Cornerstone Community Bank’s economic value of equity model measures the extent that estimated economic values of Cornerstone Community Bank’s assets and liabilities will change as a result of interest rate changes. Economic values are determined by discounting expected cash flows from assets and liabilities, which establishes a base case economic value of equity.

As of December 31, 2014, Cornerstone Community Bank’s economic value of equity model demonstrated that Cornerstone Community Bank was within its policy limits for a 200, 300 and 400 basis point change in interest rates. The policy limits have been established by the Directors ALCO committee and are calculated and reported quarterly.

•	Liquidity Analysis

Cornerstone Community Bank uses a liquidity analysis model to examine the current liquidity position and analyze the potential sources of coverage in the event of a liquidity crisis. The following is a brief description of the key measurements contained in the analysis:

Regular Liquidity Position — This is a measurement used to capture the ability of an institution to cover its current debt obligations.

As of December 31, 2014, Cornerstone Community Bank’s regular liquidity measurements indicated that the liquidity position was within policy limits. The policy limits have been established by the Directors ALCO committee and are calculated and reported quarterly.

Basic Surplus — The basic surplus ratio is used to determine the number of times non-obligated assets could be used to meet immediate liquidity needs.

As of December 31, 2014, Cornerstone Community Bank’s basic surplus measurement indicated that Cornerstone Community Bank was within policy limits. The policy limits have been established by the Directors ALCO committee and are calculated and reported quarterly.

Dependency Ratio — The dependency ratio determines the reliance on short-term liabilities.

As of December 31, 2014, Cornerstone Community Bank’s dependency ratio measurement indicated that the current position was within policy limits. The policy limits have been established by the Directors ALCO committee and are calculated and reported quarterly.

•	Leverage Analysis

The leverage analysis examines the potential of the institution to absorb additional debt. The key measurements included in this analysis are Cornerstone Community Bank’s Tier 1 capital, leverage and total capital ratios.

•	Balance Sheet Analytics

Balance sheet analytics involve an in depth examination of the balance sheet structure, including diversification of structure and most recent pricing practices. This review uses trend analysis to compare previous balance sheet positions. The analysis enables the ALCO to review significant changes in Cornerstone Community Bank’s loan and security portfolios as well as Cornerstone Community Bank’s deposit composition.

Like any forecasting technique, interest rate simulation modeling is based on a large number of assumptions. In this case, the assumptions relate primarily to loan and deposit growth, asset and liability prepayments, interest rates and balance sheet management strategies. Cornerstone Community Bank’s management believes that both individually and in the aggregate the assumptions are reasonable. Nevertheless, the simulation modeling process produces only a sophisticated estimate, not a precise calculation of exposure.

•	The majority of Cornerstone Community Bank’s variable loans are indexed to the Prime Rate as published in The Wall Street Journal. These variable rate loans contain a provision stating that an interest rate floor ranging from 4.0% to 7.5% exists. Almost all of Cornerstone Community Bank’s variable rate loans have repriced to the interest rate floors. Cornerstone Community Bank’s interest rate model estimates the most likely rate adjustment scenario.

Impact of Inflation and Changing Price — The financial statements and related financial data presented herein have been prepared in accordance with U.S. generally accepted accounting principles, which require the measurement of the financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time and due to inflation. Cornerstone Community Bank’s management is primarily concerned with two inflationary factors. The first, and most common, factor is the general impact of inflation on the operations of Cornerstone and is reflected in increased operating costs. The second, and more material to Cornerstone Community Bank’s profitability, factor is interest rate adjustments by the Federal Reserve and the general fixed income market in reaction to inflation. In other words, interest rate risk substantially impacts Cornerstone differently than most industrial companies, because virtually all of the assets and liabilities of Cornerstone are monetary in nature. As a result, interest rates may have a more significant impact on Cornerstone’s performance than the effects of general levels of inflation. Interest rate fluctuations do not necessarily move in the same direction or in the same magnitude as the price of goods and services and each issue must be dealt with independently.

DESCRIPTION OF CORNERSTONE COMMON STOCK AND PREFERRED STOCK

The following description of the Cornerstone common stock and preferred stock assumes that all proposals relating to the merger and Cornerstone’s amended and restated charter are approved at the Cornerstone annual meeting.

Cornerstone will be authorized by its charter to issue a maximum of 40,000,000 shares of common stock, $1.00 par value per share, and 2,000,000 shares of preferred stock, having no designated par value per share. Following the merger and the redemption of the outstanding shares of Series A preferred stock, and assuming (i) that Cornerstone issues 4,000,000 shares of common stock in the private offering component of the financing transaction, (ii) the completion of the anticipated reverse stock split of Cornerstone common stock at a 4-to-1 ratio, and (iii) that Cornerstone issues 12,000 shares of the Cornerstone SBLF stock in exchange for the SmartFinancial SBLF stock as required by the merger agreement, then we expect that there will be 5,773,558 shares of common stock issued and outstanding and 12,000 shares of the Cornerstone SBLF stock issued and outstanding.

There were approximately 550 holders of record of the common stock as of December 31, 2014. This number does not include shareholders with shares in nominee name held by the Depository Trust Company (“DTC”). As of December 31, 2014, there were approximately 3,871,000 shares held in nominee name by DTC.

Cornerstone’s common stock is quoted under the symbol “CSBQ” on the Over-the-Counter Bulletin Board quotation system. Cornerstone plans to apply for its common stock to be listed on the Nasdaq Capital Market in connection with the completion of the merger. Cornerstone’s Series A preferred stock is quoted under the symbol “CSBQP” on the Over-the-Counter Bulletin Board quotation system, but is not listed on a national securities exchange.

Common Stock

The following is a summary of certain rights and provisions of the shares of common stock. This summary does not purport to be complete and is qualified in its entirety by reference to the amended and restated charter and amended and restated bylaws of Cornerstone and the Tennessee Business Corporation Act. See “Comparative Rights of Cornerstone and SmartFinancial Shareholders.”

Dividend Rights and Limitations on Payment of Dividends.  Except as described below, the holders of common stock are entitled to receive, pro rata, such dividends and other distributions as and when declared by Cornerstone’s board of directors out of the assets and funds legally available therefore. Cornerstone paid no cash dividends on common stock in 2012, 2013 or 2014. Cornerstone must obtain the approval of the Federal Reserve Board of Atlanta prior to declaring or paying a dividend on its common or preferred stock. Cornerstone’s board of directors will continue to evaluate the payment of future dividends, if any, after capital needs required for expected growth of assets are reviewed. Subject to regulatory approval and state law, the payment of dividends is within the discretion of the board of directors, considering Cornerstone’s expenses, the maintenance of reasonable capital and risk reserves, and appropriate capitalization requirements for state banks. Cornerstone’s primary source of cash is dividends from Cornerstone Community Bank. Currently, Cornerstone Community Bank is under a restriction from the FDIC that no dividend can be paid from Cornerstone Community Bank to Cornerstone without prior approval.

Voting Rights.  The holders of common stock are entitled to one vote per share on all matters presented for a shareholder vote. There is no provision for cumulative voting.

Board of Directors.  The business of Cornerstone is controlled by a board of directors, which is elected by a plurality vote of the common shareholders.

Liquidation Rights.  In the event of Cornerstone’s liquidation, dissolution or winding-up, holders of common stock have the right to a ratable portion of assets remaining after satisfaction in full of the prior rights of creditors, all liabilities, and any liquidation preferences of any outstanding shares of preferred stock.

Conversion Rights.  The holders of shares have no conversion rights.

Liability to Further Calls or to Assessments.  The shares are not subject to liability for further calls or to assessments by Cornerstone.

Transfer Agent and Registrar

The transfer agent and registrar for shares of the common stock is American Stock Transfer & Trust Company, LLC.

Preferred Stock

The following is a summary of certain rights and provisions of the shares of preferred stock. This summary does not purport to be complete and is qualified in its entirety by reference to the amended and restated charter and amended and restated bylaws of Cornerstone and the Tennessee Business Corporation Act.

Cornerstone preferred stock may be issued by vote of the directors without shareholder approval. The preferred stock may be issued in one or more classes and series, with such designations, full or limited voting rights (or without voting rights), redemption, conversion or sinking fund provisions, dividend rates or provisions, liquidation rights, and other preferences and limitations as the board of directors may determine in the exercise of its business judgment. Cornerstone’s amended and restated charter authorizes the board of directors to issue 2,000,000 shares of preferred stock. The board of directors may, by resolution, issue a series of preferred stock and provide for the respective rights of such series at their discretion without shareholder approval. Cornerstone’s amended and restated charter authorizes 600,000 shares of Series A preferred stock.

Dividend Rights and Limitations on Payments of Dividends.  Holders of Series A preferred stock are entitled to cumulative dividends on a quarterly basis. The dividend rate is 10% per annum. In order for Cornerstone to declare and pay dividends on the common stock, Cornerstone must be current on Series A preferred stock dividends.

Voting Rights.  Shares of Cornerstone’s Series A preferred stock have no voting rights except as required by law. The Tennessee Business Corporation Act provides that holders of any outstanding shares of a class have the right to vote as a class on a charter amendment which changes the designations, rights, preferences, or limitations of Series A preferred stock.

Board of Directors.  The business of Cornerstone is controlled by a board of directors, which is elected by a plurality of the votes cast by the common shareholders.

Liquidation Rights.  Series A preferred stock has a liquidation preference with respect to common stock and any other class of stock which expressly ranks junior to Series A preferred stock. Series A preferred stock shares ratably with other holders of Series A preferred stock in the event liquidation proceeds are not sufficient for payment in full.

Conversion Rights.  After July 31, 2015, Cornerstone has the right to convert Series A preferred stock into shares of common stock at the conversation rate of five shares of common stock for each share of Series A preferred stock (subject to customary adjustments, including an adjustment if the reverse stock split amendment proposal is approved). Cornerstone cannot exercise this conversion right unless the trading price of Cornerstone’s common stock has exceeded $7.50 (subject to customary adjustments) in the previous 30 trading days. Each holder of Series A preferred stock also has the right to convert shares of Series A preferred stock at any time into shares of common stock at the conversion rate of five shares of common stock for each share of Series A preferred stock (subject to customary adjustments). As soon as practical after the holder has provided adequate notice of the optional conversion, Cornerstone must deliver the holder cash for any accumulated and unpaid dividends on Series A preferred stock.

Liability to Further Calls or to Assessments.  The shares are not subject to liability for further calls or to assessments by Cornerstone.

Cornerstone SBLF Stock.  The terms of the Cornerstone SBLF stock to be exchanged for SmartFinancial SBLF stock in connection with the merger are described under “CORNERSTONE PROPOSAL NO. 4 — Amendment and Restatement Proposal.”

Anti-Takeover Provisions in the Tennessee Business Corporation Act applicable to Cornerstone.

The state of Tennessee has adopted statutes that can have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares.

Business Combination Act.  The Tennessee Business Combination Act, or “Business Combination Act,” provides that an “interested shareholder,” defined as any person or entity that beneficially owns 10% or more of the voting power of any class or series of the then outstanding voting stock in a “resident domestic corporation” or an affiliate or associate of such resident domestic corporation who beneficially owned 10% or more at any time during the previous five years, cannot engage in a business combination with the resident domestic corporation unless the combination (i) takes place at least five years after the interested shareholder first acquired 10% or more of the voting power of any class or series of the then outstanding voting stock of the resident domestic corporation, and (ii) either (a) is approved by the holders of at least two-thirds of the voting shares of the resident domestic corporation not beneficially owned by an interested shareholder or (b) satisfies certain fairness conditions specified in the Business Combination Act. These fairness conditions include, among others, the requirement that the per share consideration received in any such business combination by each of the shareholders is equal to the highest of (x) the highest per share price paid by the interested shareholder during the five-year period prior to the announcement date for such business combination or during the five-year period preceding the transaction in which the shareholder became an interested shareholder, for shares of the same class or series plus interest thereon from such date at a treasury bill rate less the aggregate amount of any cash dividends paid and the market value of any dividends paid other than in cash since such earliest date, up to the amount of such interest, (y) the highest preferential amount, if any, such class or series is entitled to receive on liquidation, or (z) the market value of the shares on either the date the business combination is announced or the date when the interested shareholder reaches the 10% threshold, whichever is higher, plus interest thereon less dividends as noted above.

A business combination with an interested shareholder can proceed without the five year moratorium if the business combination was approved by the resident domestic corporation’s board of directors before the interested shareholder became an interested shareholder or if the transaction in which the interested shareholder became an interested shareholder was approved by the resident domestic corporation’s board of directors. Further, the Business Combination Act does not apply when the resident corporation enacts a charter or bylaw amendment removing itself entirely from the Business Combination Act. Such a charter or bylaw amendment must be approved by holders of a majority of the shares held for one year or more prior to the vote. The amendment may not take effect for at least two years after the vote. Cornerstone has not adopted a charter or bylaw amendment removing itself from coverage under the Business Combination Act.

For purposes of the Business Combination Act, a “business combination” generally includes:

•	mergers, consolidations, or share exchanges;
•	sales, leases, exchanges, mortgages, pledges, or other transfers of assets representing 10% or more of the aggregate market value of consolidated assets, the aggregate market value of outstanding shares, or consolidated net income of such resident domestic corporation;
•	issuances or transfers of shares from the resident domestic corporation to the interested shareholder;
•	plans of liquidation or dissolution proposed by the interested shareholder;

•	transactions in which the interested shareholder’s proportionate share of the outstanding shares of any class of securities is increased; or
•	financing arrangements pursuant to which the interested shareholder, directly or indirectly, receives a benefit, except proportionately as a shareholder.

The Business Combination Act further provides an exemption from liability for resident domestic corporations and officers and directors of resident domestic corporations who do not approve proposed business combinations or charter or bylaw amendments removing their corporations from the Business Combination Act’s coverage as long as the officers and directors act with a “good faith belief” that the proposed business combination or charter or bylaw amendments would adversely affect such resident domestic corporation’s employees, customers, suppliers or the communities in which their corporation operates if these factors are permitted to be considered by the board of directors under the charter.

Greenmail Act.  The Tennessee Greenmail Act, or “TGA,” provides that it is unlawful for any corporation or a subsidiary of a corporation to purchase, either directly or indirectly, any of its shares at a price above the market value, as defined in the TGA, from any person who holds more than 3% of the class of the securities to be purchased if the person has held the shares for less than two years, unless either the purchase is first approved by the affirmative vote of a majority of the outstanding shares of each class of voting stock issued or the corporation makes an offer, of at least equal value per share, to all holders of shares of the class.

Tennessee Investor Protection Act.  The Tennessee Investor Protection Act, or “TIPA,” applies to tender offers and the other “takeover offers” directed at corporations, such as Cornerstone, that have “substantial assets” in Tennessee and that are either incorporated in or have a principal office in Tennessee. Pursuant to TIPA, an offeror making a takeover offer for an offeree company who beneficially owns 5% or more of any class of equity securities of the offeree company, any of which was purchased within one year prior to the proposed takeover offer, is required to announce publicly its intentions with respect to changing or influencing the management or control of the offeree company, make a full, fair and effective disclosure of such intention to the persons from whom the offeror intends to acquire such securities, and file a registration statement with the Tennessee Commissioner of Commerce and Insurance, or the “Commissioner,” and the offeree company signifying such intentions. The takeover offer must be made to holders of record or beneficial owners in the state of Tennessee on substantially the same terms as made to those holders or owners who reside outside the state. The Commissioner may require additional information concerning the takeover offer and may hold hearings. TIPA does not apply to an offer that the offeree company’s board of directors recommends to shareholders and which has been made on substantially equal terms to all shareholders.

In addition to requiring the offeror to file a registration statement with the Commissioner, TIPA requires the offeror and the offeree company to deliver to the Commissioner all solicitation materials used in connection with the takeover offer. TIPA prohibits fraudulent, deceptive, or manipulative acts or practices by either the offeror or the offeree company and gives the Commissioner standing to apply for equitable relief to the Chancery Court of Davidson County, Tennessee, or to any other chancery court having jurisdiction whenever it appears to the Commissioner that the offeror, the offeree company or any of their respective affiliates has engaged in or is about to engage in a violation of TIPA. Upon proper showing, the chancery court may grant injunctive relief. TIPA further provides civil liabilities and criminal penalties for violations.

MARKET FOR CORNERSTONE’S COMMON AND PREFERRED STOCK AND DIVIDENDS

On the record date, Cornerstone had 6,637,941 shares of common stock outstanding. Cornerstone’s common stock is quoted on the Over-the-Counter Bulletin Board quotation system under the symbol “CSBQ” but is not listed on a national securities exchange. If the private offering component of the financing transaction is fully subscribed and assuming the reverse stock split, then we expect for there to be an additional 4,000,000 shares of common stock issued and outstanding following the closing of the private offering portion of the financing transaction and the merger. There are ten market makers who provide a market for Cornerstone’s common stock. Cornerstone’s Series A preferred stock is quoted under the symbol “CSBQP” on the Over-the-Counter Bulletin Board quotation system quotation system, but is not listed on a national securities exchange.

There were approximately 550 holders of record of the common stock as of December 31, 2014. This number does not include shareholders with shares in nominee name held by the Depository Trust Company (“DTC”). As of the end of 2014, there were approximately 3,871,000 shares held in nominee name by DTC.

Cornerstone paid no cash dividends on common stock in 2013 or 2014. Cornerstone must obtain the approval of the FRBA prior to declaring or paying a dividend on its common or preferred stock. Cornerstone’s board of directors will continue to evaluate the amount of future dividends, if any, after capital needs required for expected growth of assets are reviewed. Subject to regulatory approval, the payment of dividends is within the discretion of the board of directors, considering Cornerstone’s expenses, the maintenance of reasonable capital and risk reserves, and appropriate capitalization requirements for state banks. Currently, Cornerstone Community Bank is under a restriction from the FDIC that no dividend can be paid from Cornerstone Community Bank to Cornerstone without prior approval.

The table below presents the high and low closing prices of Cornerstone’s common stock for the periods indicated, as reported by published sources, and cash dividends declared on its common stock for the last two fiscal years. The prices reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

High and Low Common Stock Price for Cornerstone

	Low	High	Cash Dividends Paid Per Share
2015 Fiscal Year
First Quarter	$3.20	$3.50	—
Second Quarter (through April 16, 2015)	$3.31	$3.89
2014 Fiscal Year
First Quarter	$2.30	$2.50	—
Second Quarter	$2.35	$2.62	—
Third Quarter	$2.46	$3.05	—
Fourth Quarter	$2.90	$3.70	—
2013 Fiscal Year
First Quarter	$1.73	$2.89	—
Second Quarter	$1.75	$2.28	—
Third Quarter	$2.01	$2.69	—
Fourth Quarter	$2.20	$2.60	—

There were 600,000 shares of Cornerstone’s Series A preferred stock outstanding as of December 31, 2014. There is no active public trading market for the Series A preferred stock. The table below presents information relating to dividends paid on the Series A Convertible Preferred Stock.

Series A Convertible Preferred Stock Dividend Payments

Year	Record Date	Date Payable	Amount Per Share
2014	March 31, 2014	August 26, 2014	$0.625
	June 30, 2014	November 25, 2014	$0.625
	September 30, 2014	February 25,2015	$0.625
2013	March 31, 2013	August 22, 2013	$0.625
	June 30, 2013	November 7, 2013	$0.625
	September 30, 2013	February 20, 2014	$0.625
	December 31, 2013	May 15, 2014	$0.625

LEGAL MATTERS

The validity of the Cornerstone common stock and preferred stock to be issued in connection with the merger and the material U.S. federal tax consequences of the merger to Cornerstone shareholders will be passed upon for Cornerstone by Miller & Martin PLLC.

The material U.S. federal income tax consequences of the merger to SmartFinancial shareholders will be passed upon by Butler Snow LLP.

EXPERTS

The consolidated financial statements of Cornerstone as of December 31, 2014 and 2013 and for the years then ended, have been included herein in reliance upon the reports of Mauldin & Jenkins, LLC, independent registered public accounting firm.

The consolidated financial statements of SmartFinancial as of December 31, 2014 and 2013 and for the years then ended, have been included herein in reliance upon the reports of Mauldin & Jenkins, LLC, independent public accounting firm.

SMARTFINANCIAL, INC. AND SUBSIDIARY

Report on Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

SmartFinancial, Inc. and Subsidiary

Contents

INDEPENDENT AUDITOR’S REPORT

To the Stockholders and Board of Directors
SmartFinancial, Inc.
Pigeon Forge, Tennessee

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of SmartFinancial, Inc. and Subsidiary, which comprise the consolidated balance sheets as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SmartFinancial, Inc. and Subsidiary as of December 31, 2014 and 2013, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ MAULDIN & JENKINS, LLC

Chattanooga, Tennessee
March 5, 2015

SmartFinancial, Inc. and Subsidiary

Consolidated Balance Sheets
December 31, 2014 and 2013

	2014	2013
Assets
Cash and due from banks	$32,386,247	$30,311,013
Interest-bearing deposits	6,643,101	39,682,287
Federal funds sold	7,710,028	9,445,000
Total cash and cash equivalents	46,739,376	79,438,300
Securities available for sale	98,876,498	93,015,832
Restricted investments, at cost	2,090,150	2,024,850
Loans, net of allowance of $3,879,665 in 2014 and $4,135,704 in 2013	359,523,466	310,942,732
Premises and equipment, net	15,939,117	13,863,992
Accrued interest receivable	1,221,006	1,212,748
Foreclosed assets	4,982,913	5,220,606
Core deposit intangible, net	258,242	421,343
Other assets	4,083,187	1,561,642
Total assets	$533,713,955	$507,702,045
Liabilities and Stockholders’ Equity
Deposits
Noninterest-bearing demand deposits	$53,639,741	$67,873,931
Interest-bearing demand deposits	179,835,820	175,199,972
Savings deposits	42,368,697	39,317,140
Time deposits	178,962,822	164,173,432
Total deposits	454,807,080	446,564,475
Accrued interest payable	129,771	128,107
Securities sold under agreement to repurchase	9,758,018	7,615,700
Federal funds purchased	12,000,000	—
Accrued expenses and other liabilities	1,131,299	563,401
Total liabilities	477,826,168	454,871,683
Commitments and contingencies – Notes 2 and 11
Stockholders’ equity
Preferred stock, $1 par value; 12,000 shares authorized; 12,000 shares issued and outstanding in 2014 and 2013	12,000	12,000
Common stock, $1 par value; 8,000,000 shares authorized; 2,965,783 and 2,962,541 shares issued and outstanding in 2014 and 2013, respectively	2,965,783	2,962,541
Additional paid-in capital	42,508,429	42,462,385
Retained earnings	10,704,776	8,992,121
Accumulated other comprehensive loss	(303,201)	(1,598,685)
Total stockholders’ equity	55,887,787	52,830,362
Total liabilities and stockholders’ equity	$533,713,955	$507,702,045

See Notes to Consolidated Financial Statements

SmartFinancial, Inc. and Subsidiary

Consolidated Statements of Income
For the years ended December 31, 2014 and 2013

	2014	2013
Interest and dividend income
Loans, including fees	$18,807,603	$18,597,571
Securities:
Taxable	1,724,874	1,268,551
Tax-exempt	73,618	71,430
Federal funds sold and other	147,307	222,300
Total interest and dividend income	20,753,402	20,159,852
Interest expense
Certificates of deposit $100,000 and over	979,168	1,048,399
Other deposits	1,045,733	1,236,834
Repurchase agreements	11,184	13,980
Borrowings	451	7
Total interest expense	2,036,536	2,299,220
Net interest income	18,716,866	17,860,632
Provision for loan losses	431,885	581,969
Net interest income after provision for loan losses	18,284,981	17,278,663
Noninterest income
Customer service fees	513,139	474,626
Gain on sale of securities	116,130	5,780
Loan origination and settlement fees	177,146	330,195
Other noninterest income	927,119	1,146,390
	1,733,534	1,956,991
Noninterest expenses
Salaries and employee benefits	9,195,480	7,969,555
Occupancy and equipment	2,175,666	1,941,305
Depository insurance	385,888	325,621
Foreclosed asset	802,710	411,574
Advertising	420,048	191,174
Data processing	1,020,845	1,085,449
Professional services	861,758	915,881
Other operating expenses	2,205,872	2,059,732
	17,068,267	14,900,291
Net income before income taxes	2,950,248	4,335,363
Provision for income taxes	1,117,593	1,662,661
Net income	1,832,655	2,672,702
Preferred stock dividends	120,000	120,000
Net income available to common stockholders	$1,712,655	$2,552,702
Basic earnings per share	$0.58	$0.86
Diluted earnings per share	$0.52	$0.77
Weighted average common shares outstanding
Basic	2,963,589	2,962,541
Diluted	3,293,487	3,297,739
Dividends per share	N/A	N/A

See Notes to Consolidated Financial Statements

SmartFinancial, Inc. and Subsidiary

Consolidated Statements of Comprehensive Income
For the years ended December 31, 2014 and 2013

	2014	2013
Net income	$1,832,655	$2,672,702
Other comprehensive income (loss), before tax
Unrealized holding gains (losses) arising during the year, net of tax benefit (expense) of $(848,292) and $1,276,415 in 2014 and 2013, respectively	1,367,148	(2,057,133)
Reclassification adjustment for gains included in net income, net of tax expense of $44,466 and $2,213 in 2014 and 2013, respectively	(71,664)	(3,567)
Total other comprehensive income (loss)	1,295,484	(2,060,700)
Comprehensive income	$3,128,139	$612,002

See Notes to Consolidated Financial Statements

SmartFinancial, Inc. and Subsidiary

Consolidated Statements of Changes in Stockholders’ Equity
For the years ended December 31, 2014 and 2013

	Preferred shares	Common shares	Preferred stock	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total stockholders’ equity
Balance, December 31, 2012	12,000	2,962,541	$12,000	$2,962,541	$42,448,684	$6,439,419	$462,015	$52,324,659
Net income	—	—	—	—	—	2,672,702	—	2,672,702
Other comprehensive loss, net of tax	—	—	—	—	—	—	(2,060,700)	(2,060,700)
Cash dividend on preferred stock	—	—	—	—	—	(120,000)	—	(120,000)
Stock-based compensation	—	—	—	—	13,701	—	—	13,701
Balance, December 31, 2013	12,000	2,962,541	12,000	2,962,541	42,462,385	8,992,121	(1,598,685)	52,830,362
Net income	—	—	—	—	—	1,832,655	—	1,832,655
Other comprehensive income, net of tax	—	—	—	—	—	—	1,295,484	1,295,484
Issuance of common stock	—	3,242	—	3,242	31,420	—	—	34,662
Cash dividend on preferred stock	—	—	—	—	—	(120,000)	—	(120,000)
Stock-based compensation	—	—	—	—	14,624	—	—	14,624
Balance, December 31, 2014	12,000	2,965,783	$12,000	$2,965,783	$42,508,429	$10,704,776	$(303,201)	$55,887,787

See Notes to Consolidated Financial Statements

SmartFinancial, Inc. and Subsidiary

Consolidated Statements of Cash Flows
For the years ended December 31, 2014 and 2013

	2014	2013
Operating activities
Net income	$1,832,655	$2,672,702
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	951,481	898,569
Provision for loan losses	431,885	581,969
Net amortization (accretion) on securities	724,492	(476,032)
Net accretion of bank acquisition adjustments	(1,444,583)	(1,755,116)
Deferred taxes	(1,288,507)	(2,594,139)
Stock-based compensation	14,624	13,701
Other gains and losses	497,013	192,266
Change in operating assets and liabilities:
Accrued interest receivable	(8,258)	34,438
Other assets	(1,233,038)	803,633
Accrued interest payable	1,663	3,510
Accrued expenses and other liabilities	(235,927)	(1,431,701)
Net cash provided by (used in) operating activities	243,500	(1,056,200)
Investing activities
Purchase of securities available for sale	(27,475,384)	(56,134,757)
Proceeds from sales, calls and maturities of securities available for sale	23,106,066	14,721,944
Purchase of restricted investments	(65,300)	(36,350)
Loan originations and principal collections, net	(48,212,576)	(2,341,842)
Purchase of premises and equipment	(2,852,005)	(4,930,092)
Proceeds from sale of foreclosed assets	257,190	1,747,502
Net cash used in investing activities	(55,242,009)	(46,973,495)
Financing activities
Net increase in deposits	8,242,605	43,401,851
Increase in securities sold under agreement to repurchase	2,142,318	3,419,861
Net proceeds from issuance of common stock	34,662	—
Cash dividend	(120,000)	(120,000)
Increase in federal funds purchased	12,000,000	—
Net cash provided by financing activities	22,299,585	46,701,712
Net decrease in cash and cash equivalents	(32,698,924)	(1,327,983)
Cash and cash equivalents, beginning of year	79,438,300	80,766,283
Cash and cash equivalents, end of year	$46,739,376	$79,438,300
Noncash investing activity:
Cash paid during the year for interest	$2,034,872	$2,295,710
Cash paid during the year for taxes	$3,887,905	$4,625,440
Real estate acquired in settlement of loans	$644,540	$1,354,304

See Notes to Consolidated Financial Statements

SmartFinancial, Inc. and Subsidiary

Notes to Consolidated Financial Statements
December 31, 2014 and 2013

Note 1. Summary of Significant Accounting Policies

Nature of Business:

SmartFinancial, Inc. (the “Company”) is a bank holding company whose principal activity is the ownership and management of its wholly-owned subsidiary, SmartBank (the “Bank”). The Company provides a variety of financial services to individuals and corporate customers through its offices in eastern Tennessee and northeast Florida. The Company’s primary deposit products are interest-bearing demand deposits and certificates of deposit. Its primary lending products are commercial, residential, and consumer loans.

Basis of Presentation and Accounting Estimates:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of foreclosed assets and deferred taxes, other-than-temporary impairments of securities, and the fair value of financial instruments.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. In connection with the determination of the estimated losses on loans, management obtains independent appraisals for significant collateral.

The Company’s loans are generally secured by specific items of collateral including real property, consumer assets, and business assets. Although the Company has a diversified loan portfolio, a substantial portion of its debtors’ ability to honor their contracts is dependent on local economic conditions.

While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Company to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

The Company has evaluated subsequent events for potential recognition and/or disclosures in the consolidated financial statements and accompanying notes included in this Annual Report.

Cash and Due from Banks and Cash Flows:

For purposes of reporting consolidated cash flows, cash and due from banks includes cash on hand, cash items in process of collection and amounts due from banks. Cash and cash equivalents also includes interest-bearing deposits in banks and federal funds sold. Cash flows from loans, federal funds sold, securities sold under agreements to repurchase and deposits are reported net.

The Bank is required to maintain average balances in cash or on deposit with the Federal Reserve Bank. There were no reserve requirements on December 31, 2014 and 2013.

The Company places its cash and cash equivalents with other financial institutions and limits the amount of credit exposure to any one financial institution. From time to time, the balances at these financial institutions exceed the amount insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses on these accounts and management considers this to be a normal business risk.

SmartFinancial, Inc. and Subsidiary

Notes to Consolidated Financial Statements
December 31, 2014 and 2013

Note 1. Summary of Significant Accounting Policies  – (continued)

Securities:

Management has classified all securities as available for sale. Securities available for sale are recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

The Company evaluates investment securities for other-than-temporary impairment using relevant accounting guidance specifying that (a) if the Company does not have the intent to sell a debt security prior to recovery and (b) it is more likely than not that it will not have to sell the debt security prior to recovery, the security would not be considered other-than-temporarily impaired unless a credit loss has occurred in the security. If management does not intend to sell the security and it is more likely than not that they will not have to sell the security before recovery of the cost basis, management will recognize the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income.

Securities borrowed or purchased under agreements to resell and securities loaned or sold under agreements to repurchase are treated as collateralized financial transactions. These agreements are recorded at the amount at which the securities were acquired or sold plus accrued interest. It is the Company’s policy to take possession of securities purchased under resale agreements. The market value of these securities is monitored, and additional securities are obtained when deemed appropriate to ensure such transactions are adequately collateralized. The Company also monitors its exposure with respect to securities sold under repurchase agreements, and a request for the return of excess securities held by the counterparty is made when deemed appropriate.

Restricted — Investments:

The Company is required to maintain an investment in capital stock of various entities. Based on redemption provisions of these entities, the stock has no quoted market value and is carried at cost. At their discretion, these entities may declare dividends on the stock. Management reviews for impairment based on the ultimate recoverability of the cost basis in these stocks.

Loans:

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balances less deferred fees and costs on originated loans and the allowance for loan losses. Interest income is accrued on the outstanding principal balance. Loan origination fees, net of certain direct origination costs of consumer and installment loans are recognized at the time the loan is placed on the books. Loan origination fees for all other loans are deferred and recognized as an adjustment of the yield over the life of the loan using the straight-line method without anticipating prepayments.

The accrual of interest on loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due, or at the time the loan is 90 days past due, unless the loan is well-secured and in the process of collection. Loans are typically charged off no later than 120 days past due. Past due status is based on contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal and interest is considered doubtful. All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income or charged to the allowance, unless management believes that the accrual of interest is recoverable through the liquidation of collateral. Interest income on nonaccrual loans is recognized on the cash basis, until the loans are returned to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and the loan has been performing according to the contractual terms for a period of not less than six months.

SmartFinancial, Inc. and Subsidiary

Notes to Consolidated Financial Statements
December 31, 2014 and 2013

Note 1. Summary of Significant Accounting Policies  – (continued)

Acquired Loans:

Acquired loans are those that were acquired on October 19, 2012 when the Bank assumed all the deposits and certain assets of the former Gulf South Private Bank (“Gulf South transaction”). The fair values of acquired loans with evidence of credit deterioration, purchased credit impaired loans (“PCI loans”), are recorded net of a nonaccretable discount and accretable discount. Any excess of cash flows expected at acquisition over the estimated fair value is referred to as the accretable discount and is recognized in interest income over the remaining life of the loan when there is reasonable expectation about the amount and timing of such cash flows. The difference between contractually required payments at acquisition and the cash flows expected to be collected at acquisition is the nonaccretable discount, which is included in the carrying amount of acquired loans. Subsequent decreases to the expected cash flows will generally result in a provision for loan losses. Subsequent increases in cash flows result in a reversal of the provision for loan losses to the extent of prior changes or a reclassification of the difference from nonaccretable to accretable with a positive impact on the accretable discount. Acquired loans are initially recorded at fair value at acquisition date. Accretable discounts related to certain fair value adjustments are accreted into income over the estimated lives of the loans.

The Company accounts for performing loans acquired in the acquisition using the expected cash flows method of recognizing discount accretion based on the acquired loans’ expected cash flows. Purchased performing loans are recorded at fair value, including a credit discount. Credit losses on acquired performing loans are estimated based on analysis of the performing portfolio. Such estimated credit losses are recorded as nonaccretable discounts in a manner similar to purchased impaired loans. The fair value discount other than for credit loss is accreted as an adjustment to yield over the estimated lives of the loans. A provision for loan losses is recorded for any deterioration in these loans subsequent to the acquisition.

Allowance for Loan Losses:

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to expense. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Confirmed losses are charged off immediately. Subsequent recoveries, if any, are credited to the allowance.

The allowance is an amount that management believes will be adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio. The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the uncollectibility of loans in light of historical experience, the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, current economic conditions that may affect the borrower’s ability to pay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. This evaluation does not include the effects of expected losses on specific loans or groups of loans that are related to future events or expected changes in economic conditions. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses, and may require the Company to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as impaired. For impaired loans, an allowance is established when the discounted cash flows, collateral value, or observable market price of the impaired loan is lower than the carrying value of that loan. The general component covers non-impaired loans and is based on a weighted average derived from a combination of the Company’s and its peer’s historical loss experience adjusted for other qualitative

SmartFinancial, Inc. and Subsidiary

Notes to Consolidated Financial Statements
December 31, 2014 and 2013

Note 1. Summary of Significant Accounting Policies  – (continued)

factors. Other adjustments may be made to the allowance for pools of loans after an assessment of internal or external influences on credit quality that are not fully reflected in the historical loss or risk rating data. An unallocated component may be maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

Loans, for which the terms have been modified at the borrower’s request, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired. A loan is considered impaired when it is probable, based on current information and events, the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest when due. Loans that experience insignificant payment delays and payment shortfalls are not classified as impaired. Impaired loans are measured by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Interest on accruing impaired loans is recognized as long as such loans do not meet the criteria for nonaccrual status. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment.

The Company’s homogeneous loan pools include consumer real estate loans, commercial real estate loans, construction and land development loans, commercial and industrial loans, and consumer and other loans. The general allocations to these loan pools are based on the historical loss rates for specific loan types and the internal risk grade, if applicable, adjusted for both internal and external qualitative risk factors. The qualitative factors considered by management include, among other factors, (1) changes in local and national economic conditions; (2) changes in asset quality; (3) changes in loan portfolio volume; (4) the composition and concentrations of credit; (5) the impact of competition on loan structuring and pricing; (6) the impact of interest rate changes on portfolio risk and (7) effectiveness of the Company’s loan policies, procedures and internal controls. The total allowance established for each homogeneous loan pool represents the product of the historical loss ratio and the total dollar amount of the loans in the pool.

Troubled Debt Restructurings:

The Company designates loan modifications as troubled debt restructurings (“TDRs”) when for economic and legal reasons related to the borrower’s financial difficulties, it grants a concession to the borrower that it would not otherwise consider. TDRs can involve loans remaining on nonaccrual, moving to nonaccrual, or continuing on accrual status, depending on the individual facts and circumstances of the borrower. In circumstances where the TDR involves charging off a portion of the loan balance, the Company typically classifies these restructurings as nonaccrual.

In connection with restructurings, the decision to maintain a loan that has been restructured on accrual status is based on a current, well documented credit evaluation of the borrower’s financial condition and prospects for repayment under the modified terms. This evaluation includes consideration of the borrower’s current capacity to pay, which among other things may include a review of the borrower’s current financial statements, an analysis of global cash flow sufficient to pay all debt obligations, a debt to income analysis, and an evaluation of secondary sources of payment from the borrower and any guarantors. This evaluation also includes an evaluation of the borrower’s current willingness to pay, which may include a review of past payment history, an evaluation of the borrower’s willingness to provide information on a timely basis, and consideration of offers from the borrower to provide additional collateral or guarantor support. The credit evaluation also reflects consideration of the borrower’s future capacity and willingness to pay, which may include evaluation of cash flow projections, consideration of the adequacy of collateral to cover all principal and interest, and trends indicating improving profitability and collectability of receivables.

SmartFinancial, Inc. and Subsidiary

Notes to Consolidated Financial Statements
December 31, 2014 and 2013

Note 1. Summary of Significant Accounting Policies  – (continued)

Restructured nonaccrual loans may be returned to accrual status based on a current, well-documented credit evaluation of the borrower’s financial condition and prospects for repayment under the modified terms. This evaluation must include consideration of the borrower’s sustained historical repayment for a reasonable period, generally a minimum of six months, prior to the date on which the loan is returned to accrual status.

Premises and Equipment:

Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets or the expected terms of the leases, if shorter. Expected terms include lease option periods to the extent that the exercise of such options is reasonably assured. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized. Gains and losses on dispositions are included in current operations.

Buildings and leasehold improvements	15 – 40 years
Furniture and equipment	3 – 7 years

Transfer of Financial Assets:

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company — put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.

Advertising Costs:

The Company expenses all advertising costs as incurred. Advertising expense was $420,048 and $191,174 for the years ended December 31, 2014 and 2013, respectively.

Foreclosed Assets:

Foreclosed assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less selling costs. Any write-down to fair value at the time of transfer to foreclosed assets is charged to the allowance for loan losses. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less costs to sell. Costs of improvements are capitalized, whereas costs relating to holding foreclosed assets and subsequent write-downs to the value are expensed.

Intangible Assets:

Intangible assets consist of core deposit premiums acquired in connection with the Gulf South transaction. The core deposit premium is initially recognized based on a valuation performed as of the consummation date. The core deposit premium is amortized over the average remaining life of the acquired customer deposits, or approximately 4 years. Amortization expense relating to these intangible assets was $163,100 in each of the years ended December 31, 2014 and 2013 and is included in other expenses. The intangible assets were evaluated for impairment as of December 31, 2014, and based on that evaluation it was determined that there was no impairment.

Income Taxes:

The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The

SmartFinancial, Inc. and Subsidiary

Notes to Consolidated Financial Statements
December 31, 2014 and 2013

Note 1. Summary of Significant Accounting Policies  – (continued)

Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management’s judgment. Deferred tax assets may be reduced by deferred tax liabilities and a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

Stock Compensation Plans:

At December 31, 2014, the Company had options outstanding under two stock-based compensation plans, which are described in more detail in Note 10. The plans have been accounted for under the accounting guidance (FASB ASC 718, Compensation — Stock Compensation) which requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the grant date fair value of the equity or liability instruments issued. The stock compensation accounting guidance covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights, dividend equivalents and stock or other stock based awards.

The stock compensation accounting guidance requires that compensation cost for all stock awards be calculated and recognized over the employees’ service period, generally defined as the vesting period. For awards with graded-vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. A Black-Scholes model is used to estimate the fair value of stock options, while the market value of the Company’s common stock at the date of grant is used for restrictive stock awards and stock grants.

Employee Benefit Plan:

Employee benefit plan costs are based on the percentage of individual employee’s salary, not to exceed the amount that can be deducted for federal income tax purposes.

Comprehensive Income:

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Fair Value of Financial Instruments:

Fair values of financial instruments are estimates using relevant market information and other assumptions, as more fully disclosed in Note 14. Fair value estimates involve uncertainties and matters. of significant judgment. Changes in assumptions or in market conditions could significantly affect the estimates.

SmartFinancial, Inc. and Subsidiary

Notes to Consolidated Financial Statements
December 31, 2014 and 2013

Note 1. Summary of Significant Accounting Policies  – (continued)

Recently Issued Accounting Pronouncements:

The following is a summary of recent authoritative pronouncements that could impact the accounting, reporting, and/or disclosure of financial information by the Company.

In January 2014, the Financial Accounting Standards Board (“FASB”) amended the Receivables topic of the Accounting Standards Codification (“ASC”). The amendments are intended to resolve diversity in practice with respect to when a creditor should reclassify a collateralized consumer mortgage loan to other real estate owned (“OREO”). In addition, the amendments require a creditor to reclassify a collateralized consumer mortgage loan to OREO upon obtaining legal title to the real estate collateral, or the borrower voluntarily conveying all interest in the real estate property to the lender to satisfy the loan through a deed in lieu of foreclosure or similar legal agreement. The amendments will be effective for the Company for annual periods beginning after December 15, 2015, with early implementation of the guidance permitted. In implementing this guidance, assets that are reclassified from OREO to loans are measured at the carrying value of the real estate at the date of adoption. Assets reclassified from loans to OREO are measured at the lower of the net amount of the loan receivable or the fair value of the OREO less costs to sell at the date of adoption. The Company will apply the amendments. The Company does not expect these amendments to have a material effect on its financial statements.

In May 2014, the FASB issued guidance to change the recognition of revenue from contracts with customers. The core principle of the new guidance is that an entity should recognize revenue to reflect the transfer of goods and services to customers in an amount equal to the consideration the entity receives or expects to receive. The guidance will be effective for the Company for annual periods beginning after December 15, 2017, and interim periods within annual reporting periods beginning after December 15, 2018. The Company will apply the guidance using a full retrospective approach. The Company does not expect these amendments to have a material effect on its financial statements.

In June 2014, the FASB issued guidance which makes limited amendments to the guidance on accounting for certain repurchase agreements. The new guidance (1) requires entities to account for repurchase-to-maturity transactions as secured borrowings (rather than as sales with forward repurchase agreements), (2) eliminates accounting guidance on linked repurchase financing transactions, and (3) expands disclosure requirements related to certain transfers of financial assets that are accounted for as sales and certain transfers (specifically, repos, securities lending transactions, and repurchase-to-maturity transactions) accounted for as secured borrowings. The amendments will be effective for the Company for annual periods beginning after December 15, 2014, and interim periods beginning after December 15, 2015. The Company will apply the guidance by making a cumulative-effect adjustment to retained earnings as of the beginning of the period of adoption. The Company does not expect these amendments to have a material effect on its financial statements.

In August 2014, the FASB issued guidance that is intended to define management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. In connection with preparing financial statements, management will need to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. The amendments will be effective for the Company for annual periods ending after December 15, 2016, and for annual periods and interim periods thereafter. The Company does not expect these amendments to have any effect on its financial statements.

In December 2014, the FASB issued guidance that gives private companies an accounting alternative that will no longer require separate recognition of intangible assets associated with non-compete agreements or certain customer-related intangible assets in a business combination. Generally, the guidance requires the

SmartFinancial, Inc. and Subsidiary

Notes to Consolidated Financial Statements
December 31, 2014 and 2013

Note 1. Summary of Significant Accounting Policies  – (continued)

decision to adopt the accounting alternative to be made upon the occurrence of the first transaction within the scope of the guidance in fiscal years beginning after December 15, 2015. Early application is permitted. The Company does not expect these amendments to have any effect on its financial statements.

In January 2015, the FASB issued guidance that eliminated the concept of extraordinary items from U.S. GAAP. Existing U.S. GAAP required that an entity separately classify, present, and disclose extraordinary events and transactions. The amendments will eliminate the requirements for reporting entities to consider whether an underlying event or transaction is extraordinary, however, the presentation and disclosure guidance for items that are unusual in nature or occur infrequently will be retained and will be expanded to include items that are both unusual in nature and infrequently occurring. The amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. The amendments may be applied either prospectively or retrospectively to all prior periods presented in the financial statements. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. The Company does not expect these amendments to have any effect on its financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

Reclassifications:

Certain captions and amounts in the 2013 financial statements were reclassified to conform with the 2014 presentation.

Note 2. Merger

The Company and Cornerstone Bancshares, Inc. (“Cornerstone”) (OTCBB: CSBQ, CSBQP), parent company of Cornerstone Community Bank, entered into a definitive agreement to merge, creating a combined company that will operate under the name SmartFinancial, Inc. While the two holding companies will be combined, the banks will initially remain independent and continue to operate under their respective names in their respective markets. The Company plans to merge the banks in the future, combining them under the SmartBank name. Based in Chattanooga, TN, Cornerstone Community Bank currently has five branch locations throughout the Chattanooga Metropolitan Statistical Area (“MSA”).

Under the terms of the agreement, each outstanding share of common stock of SmartFinancial will be converted into 4.20 shares of Cornerstone common stock, subject to adjustment based on an anticipated reverse stock split of Cornerstone’s common stock, which is expected to adjust the ratio to 1.05 shares of Cornerstone common stock for each share of SmartFinancial stock. Additionally, each outstanding share of SmartFinancial preferred stock will be converted into a share of Cornerstone preferred stock with similar rights and preferences. Current holders of Cornerstone’s preferred stock will be asked to vote on an amendment to Cornerstone’s charter to allow Cornerstone to redeem its outstanding preferred stock prior to the completion of the merger.

The definitive agreement has been unanimously approved by the boards of directors of SmartFinancial and Cornerstone. The merger is subject to regulatory approvals, approval by both companies’ shareholders, and certain other closing conditions, and is expected to close in the first half of 2015.

SmartFinancial, Inc. and Subsidiary

Notes to Consolidated Financial Statements
December 31, 2014 and 2013

Note 3. Securities

The amortized cost and fair value of securities with gross unrealized gains and losses at December 31, 2014 and 2013, are as follows:

	December 31, 2014
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government-sponsored enterprises (GSEs)	$21,267,024	$44,860	$(205,236)	$21,106,648
Mortgage-backed securities:
GSE residential	70,070,019	370,266	(587,361)	69,852,924
Government National Mortgage Association guaranteed	6,018,969	24,150	(157,415)	5,885,704
Municipal securities	2,011,818	19,404	—	2,031,222
Total securities	$99,367,830	$458,680	$(950,012)	$98,876,498

	December 31, 2013
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government-sponsored enterprises (GSEs)	$15,853,461	$84,985	$(738,188)	$15,200,258
Mortgage-backed securities:
GSE residential	64,919,885	159,121	(1,573,409)	63,505,597
Government National Mortgage Association guaranteed	10,108,082	71,745	(627,336)	9,552,491
Municipal securities	4,725,046	50,862	(18,422)	4,757,486
Total securities	$95,606,474	$366,713	$(2,957,355)	$93,015,832

The amortized cost and fair value of securities at December 31, 2014, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Due after one year but within five years	$11,291,912	$11,337,540
Due after five years but within ten years	9,986,930	9,832,950
Due after ten years	2,000,000	1,967,380
Mortgage-backed securities	76,088,988	75,738,628
Total	$99,367,830	$98,876,498

SmartFinancial, Inc. and Subsidiary

Notes to Consolidated Financial Statements
December 31, 2014 and 2013

Note 3. Securities  – (continued)

The following table shows gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2014 and 2013.

	December 31, 2014
	Less Than Twelve Months		Twelve Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government sponsored Enterprises (GSEs)	$3,305,318	$(10,548)	$9,794,890	$(194,688)	$13,100,208	$(205,236)
Mortgage-backed securities:
GSE residential	—	—	31,236,202	(587,361)	31,236,202	(587,361)
Government National Mortgage Association guaranteed	—	—	5,490,221	(157,415)	5,490,221	(157,415)
Municipal securities	—	—	—	—	—	—
	$3,305,318	$(10,548)	$46,521,313	$(939,464)	$49,826,631	$(950,012)

	December 31, 2013
	Less Than Twelve Months		Twelve Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government sponsored Enterprises (GSEs)	$10,249,470	$(738,188)	$—	$—	$10,249,470	$(738,188)
Mortgage-backed securities:
GSE residential	45,067,175	(1,203,742)	7,749,433	(369,667)	52,816,608	(1,573,409)
Government National Mortgage Association guaranteed	5,049,013	(308,473)	3,603,584	(318,863)	8,652,597	(627,336)
Municipal securities	1,075,090	(18,422)	—	—	1,075,090	(18,422)
	$61,440,748	$(2,268,825)	$11,353,017	$(688,530)	$72,793,765	$(2,957,355)

U.S. Government-sponsored enterprises:  At December 31, 2014, five U.S. GSE securities had unrealized losses with an aggregate depreciation of 1.54% from the Company’s amortized cost basis. These unrealized losses related principally to changes in market interest rates. The contractual terms of the investments does not permit the issuer to settle the securities at a price less than the amortized cost bases of the investments. Because the Company does not intend to sell the investments and it is more likely than not that the Company will not be required to sell the investments before recovery of their amortized cost bases, which may be maturity, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2014.

SmartFinancial, Inc. and Subsidiary

Notes to Consolidated Financial Statements
December 31, 2014 and 2013

Note 3. Securities  – (continued)

Mortgage-backed securities:  At December 31, 2014, nineteen mortgage-backed securities had unrealized losses with an aggregate depreciation of 1.99% from the Company’s amortized cost basis. It is expected that the securities would not be settled at a price less than the amortized cost bases of the investments. Because the decline in market value is attributable to changes in interest rates and not credit quality, and, because the Company does not intend to sell the investments and it is more likely than not that the Company will not be required to sell the investments before recovery of their amortized cost bases, which may be maturity, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2014.

Sales of available for sale securities for the years ended December 31, 2014 and 2013, were as follows:

	2014	2013
Proceeds	$9,003,601	$1,887,187
Gains realized	212,229	23,061
Losses realized	96,099	17,281

Securities with a carrying value of approximately $92,647,000 and $79,196,000 at December 31, 2014 and 2013, respectively, were pledged to secure various deposits and securities sold under agreements to repurchase.

Note 4. Loans and Allowance for loan Losses

Portfolio Segmentation:

At December 31, 2014 and 2013, loans consist of the following (in thousands):

	December 31, 2014			December 31, 2013
	PCI Loans	All Other Loans	Total	PCI Loans	All Other Loans	Total
Commercial real estate	$3,102	$190,349	$193,451	$3,969	$155,297	$159,266
Consumer real estate	4,380	77,034	81,414	5,276	76,554	81,830
Construction and land	36	52,469	52,505	489	36,198	36,687
Commercial and industrial	3	34,319	34,322	15	34,607	34,622
Consumer and other	—	2,314	2,314	227	3,263	3,490
Total loans	7,521	356,485	364,006	9,976	305,919	315,895
Less: deferred fees	—	(603)	(603)	—	(816)	(816)
Less: allowance for loan losses	—	(3,880)	(3,880)	(381)	(3,755)	(4,136)
Total loans	$7,521	$352,002	$359,523	$9,595	$301,348	$310,943

The following is a summary of the accretable discount on acquired loans for the years ended December 31, 2014 and 2013 (in thousands):

	2014	2013
Balance at beginning of period	$10,266	$4,684
Reclassification from non-accretable discount and other	(292)	7,672
Accretion	(2,252)	(2,310)
Other changes, net	261	220
Balance at end of period	$7,983	$10,266

SmartFinancial, Inc. and Subsidiary

Notes to Consolidated Financial Statements
December 31, 2014 and 2013

Note 4. Loans and Allowance for loan Losses  – (continued)

For purposes of the disclosures required pursuant to the adoption of ASC 310, the loan portfolio was disaggregated into segments. A portfolio segment is defined as the level at which an entity develops and documents a systematic method for determining its allowance for credit losses. There are five loan portfolio segments that include commercial real estate, consumer real estate, construction and land development, commercial and industrial, and consumer and other.

The following describe risk characteristics relevant to each of the portfolio segments:

Commercial Real Estate:  Commercial real estate loans include owner-occupied commercial real estate loans and loans secured by income-producing properties. Owner-occupied commercial real estate loans to operating businesses are long-term financing of land and buildings. These loans are repaid by cash flow generated from the business operation. Real estate loans for income-producing properties such as apartment buildings, office and industrial buildings, and retail shopping centers are repaid from rent income derived from the properties. Loans within this portfolio segment are particularly sensitive to the valuation of real estate.

Consumer Real Estate:  Consumer real estate loans include real estate loans secured by first liens, second liens, or open end real estate loans, such as home equity lines. These are repaid by various means such as a borrower’s income, sale of the property, or rental income derived from the property. One to four family first mortgage loans are repaid by various means such as a borrower’s income, sale of the property, or rental income derived from the property. Loans within this portfolio segment are particularly sensitive to the valuation of real estate.

Construction and Land Development:  Loans for real estate construction and development are repaid through cash flow related to the operations, sale or refinance of the underlying property. This portfolio segment includes extensions of credit to real estate developers or investors where repayment is dependent on the sale of the real estate or income generated from the real estate collateral. Loans within this portfolio segment are particularly sensitive to the valuation of real estate.

Commercial and Industrial:  The commercial and industrial loan portfolio segment includes commercial, financial, and agricultural loans. These loans include those loans to commercial customers for use in normal business operations to finance working capital needs, equipment purchases, or expansion projects. Loans are repaid by business cash flows. Collection risk in this portfolio is driven by the creditworthiness of the underlying borrower, particularly cash flows from the customers’ business operations.

Consumer and Other:  The consumer loan portfolio segment includes direct consumer installment loans, overdrafts and other revolving credit loans, and educational loans. Loans in this portfolio are sensitive to unemployment and other key consumer economic measures.

Credit Risk Management:

The Company employs a credit risk management process with defined policies, accountability and routine reporting to manage credit risk in the loan portfolio segments. Credit risk management is guided by credit policies that provide for a consistent and prudent approach to underwriting and approvals of credits. Within the Credit Policy, procedures exist that elevate the approval requirements as credits become larger and more complex. All loans are individually underwritten, risk-rated, approved, and monitored.

Responsibility and accountability for adherence to underwriting policies and accurate risk ratings lies in each portfolio segment. For the consumer real estate and consumer and other portfolio segments, the risk management process focuses on managing customers who become delinquent in their payments. For the other portfolio segments, the risk management process focuses on underwriting new business and, on an ongoing basis, monitoring the credit of the portfolios, including a third party review of the largest credits on an annual

SmartFinancial, Inc. and Subsidiary

Notes to Consolidated Financial Statements
December 31, 2014 and 2013

Note 4. Loans and Allowance for loan Losses  – (continued)

basis or more frequently as needed. To ensure problem credits are identified on a timely basis, several specific portfolio reviews occur periodically to assess the larger adversely rated credits for proper risk rating and accrual status.

Credit quality and trends in the loan portfolio segments are measured and monitored regularly. Detailed reports, by product, collateral, accrual status, etc., are reviewed by the Senior Credit Officer and the Directors Loan Committee.

The allowance for loan losses is a valuation reserve allowance established through provisions for loan losses charged against income. The allowance for loan losses, which is evaluated quarterly, is maintained at a level that management deems sufficient to absorb probable losses inherent in the loan portfolio. Loans deemed to be uncollectible are charged against the allowance for loan losses, while recoveries of previously charged-off amounts are credited to the allowance for loan losses. The allowance for loan losses is comprised of specific valuation allowances for loans evaluated individually for impairment, general allocations for pools of homogeneous loans with similar risk characteristics and trends, and an unallocated component that reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

The allowance for loan losses related to specific loans is based on management’s estimate of potential losses on impaired loans as determined by (1) the present value of expected future cash flows; (2) the fair value of collateral if the loan is determined to be collateral dependent or (3) the loan’s observable market price. The Company’s homogeneous loan pools include commercial real estate loans, consumer real estate loans, construction and land development loans, commercial and industrial loans, and consumer and other loans. The general allocations to these loan pools are based on the historical loss rates for specific loan types and the internal risk grade, if applicable, adjusted for both internal and external qualitative risk factors.

The qualitative factors considered by management include, among other factors, (1) changes in local and national economic conditions; (2) changes in asset quality; (3) changes in loan portfolio volume; (4) the composition and concentrations of credit; (5) the impact of competition on loan structuring and pricing; (6) the impact of interest rate changes on portfolio risk and (7) effectiveness of the Company’s loan policies, procedures and internal controls. The total allowance established for each homogeneous loan pool represents the product of the historical loss ratio and the total dollar amount of the loans in the pool.

The following tables detail activity in the allowance for loan losses by portfolio segment for the years ended December 31, 2014 and 2013 (in thousands). Activity related to purchased credit impaired loans (“PCI loans”) is shown separately. Allocation of a portion of the allowance to one category of loans does not preclude its availability to absorb losses in other categories.

	December 31, 2014
	Commercial Real Estate	Consumer Real Estate	Construction and Land Development	Commercial and Industrial	Consumer and Other	Unallocated	Total
Allowance for loan losses: (non PCI loans)
Balance, beginning of year	$161	$380	$430	$224	$13	$2,547	$3,755
Provision charged to operating expense	21	496	(154)	148	48	368	927
Recoveries of loans charged off	—	—	—	—	11	—	11
Loans charged off	—	(623)	(7)	(118)	(65)	—	(813)
Balance, end of year	$182	$253	$269	$254	$7	$2,915	$3,880

SmartFinancial, Inc. and Subsidiary

Notes to Consolidated Financial Statements
December 31, 2014 and 2013

Note 4. Loans and Allowance for loan Losses  – (continued)

	December 31, 2014
	Commercial Real Estate	Consumer Real Estate	Construction and Land Development	Commercial and Industrial	Consumer and Other	Unallocated	Total
Allowance for loan losses: (PCI loans)
Balance, beginning of year	$158	$—	$—	$—	$223	$—	$381
Provision charged to operating expense	(160)	—	—	—	(335)	—	(495)
Recoveries of loans charged off	2	—	—	—	112	—	114
Loans charged off	—	—	—	—	—	—	—
Balance, end of year	$—	$—	$—	$—	$—	$—	$—
Total allowance for loan losses:
Balance, beginning of year	$319	$380	$430	$224	$236	$2,547	$4,136
Provision charged to operating expense	(139)	496	(154)	148	(287)	368	432
Recoveries of loans charged off	2	—	—	—	123	—	125
Loans charged off	—	(623)	(7)	(118)	(65)	—	(813)
Balance, end of year	$182	$253	$269	$254	$7	$2,915	$3,880

	December 31, 2013
	Commercial Real Estate	Consumer Real Estate	Construction and Land Development	Commercial and Industrial	Consumer and Other	Unallocated	Total
Allowance for loan losses: (non PCI loans)
Balance, beginning of year	$808	$1,195	$796	$530	$107	$255	$3,691
Provision charged to operating expense	(524)	(815)	(359)	(306)	(87)	2,292	201
Recoveries of loans charged off	—	—	10	—	23	—	33
Loans charged off	(123)	—	(17)	—	(30)		(170)
Balance, end of year	$161	$380	$430	$224	$13	$2,547	$3,755
Allowance for loan losses: (PCI loans)
Balance, beginning of year	$—	$—	$—	$—	$—	$—	$—
Provision charged to operating expense	158	—	—	—	223	—	381
Recoveries of loans charged off	—	—	—	—	—	—	—
Loans charged off	—	—	—	—	—	—	—
Balance, end of year	$158	$—	$—	$—	$223	$—	$381

SmartFinancial, Inc. and Subsidiary

Notes to Consolidated Financial Statements
December 31, 2014 and 2013

Note 4. Loans and Allowance for loan Losses  – (continued)

	December 31, 2013
	Commercial Real Estate	Consumer Real Estate	Construction and Land Development	Commercial and Industrial	Consumer and Other	Unallocated	Total
Total, allowance for loan losses
Balance, beginning of year	$808	$1,195	$796	$530	$107	$255	$3,691
Provision charged to operating expense	(366)	(815)	(359)	(306)	136	2,292	582
Recoveries of loans charged off	—	—	10	—	23	—	33
Loans charged off	(123)	—	(17)	—	(30)	—	(170)
Balance, end of year	$319	$380	$430	$224	$236	$2,547	$4,136

The composition of loans by primary loan classification as well as impaired and performing loan status at December 31, 2014 and 2013, is summarized in the tables below (in thousands):

	December 31, 2014
	Commercial Real Estate	Consumer Real Estate	Construction and Land Development	Commercial and Industrial	Consumer and Other	Total
Performing loans	$188,169	$71,634	$50,301	$33,781	$2,314	$346,199
Impaired loans	2,180	5,400	2,168	538	—	10,286
	190,349	77,034	52,469	34,319	2,314	356,485
PCI Loans	3,102	4,380	36	3	—	7,521
Total loans	$193,451	$81,414	$52,505	$34,322	$2,314	$364,006

	December 31, 2013
	Commercial Real Estate	Consumer Real Estate	Construction and Land Development	Commercial and Industrial	Consumer and Other	Total
Performing loans	$155,164	$72,310	$33,761	$34,440	$3,263	$298,938
Impaired loans	133	4,244	2,437	167	—	6,981
	155,297	76,554	36,198	34,607	3,263	305,919
PCI loans	3,969	5,276	489	15	227	9,976
Total loans	$159,266	$81,830	$36,687	$34,622	$3,490	$315,895

The following tables show the allowance for loan losses allocation by loan classification for impaired and performing loans as of December 31, 2014 and 2013 (in thousands):

	December 31, 2014
	Commercial Real Estate	Consumer Real Estate	Construction and Land Development	Commercial and Industrial	Consumer and Other	Unallocated	Total
Allowance related to:
Performing loans	$182	$250	$209	$83	$7	$2,915	$3,646
Impaired loans	—	3	60	171	—	—	234
	182	253	269	254	7	2,915	3,880
PCI loans	—	—	—	—	—	—	—
Total allowance	$182	$253	$269	$254	$7	$2,915	$3,880

SmartFinancial, Inc. and Subsidiary

Notes to Consolidated Financial Statements
December 31, 2014 and 2013

Note 4. Loans and Allowance for loan Losses  – (continued)

	December 31, 2013
	Commercial Real Estate	Consumer Real Estate	Construction and Land Development	Commercial and Industrial	Consumer and Other	Unallocated	Total
Allowance related to:
Performing loans	$161	$244	$208	$96	$13	$2,547	$3,269
Impaired loans	—	136	222	128	—	—	486
	161	380	430	224	13	2,547	3,755
PCI loans	158	—	—	—	223	—	381
Total allowance	$319	$380	$430	$224	$236	$2,547	$4,136

A description of the general characteristics of the risk grades used by the Company is as follows:

Pass:  Loans in this risk category involve borrowers of acceptable-to-strong credit quality and risk who have the apparent ability to satisfy their loan obligations. Loans in this risk grade would possess sufficient mitigating factors, such as adequate collateral or strong guarantors possessing the capacity to repay the debt if required, for any weakness that may exist.

Special Mention:  Loans in this risk grade are the equivalent of the regulatory definition of “Other Assets Especially Mentioned” classification. Loans in this category possess some credit deficiency or potential weakness, which requires a high level of management attention. Potential weaknesses include declining trends in operating earnings and cash flows and/or reliance on the secondary source of repayment. If left uncorrected, these potential weaknesses may result in noticeable deterioration of the repayment prospects for the asset or in the Company’s credit position.

Substandard:  Loans in this risk grade are inadequately protected by the borrower’s current financial condition and payment capability or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the orderly repayment of debt. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

Doubtful:  Loans in this risk grade have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or orderly repayment in full, on the basis of current existing facts, conditions and values, highly questionable and improbable. Possibility of loss is extremely high, but because of certain important and reasonably specific factors that may work to the advantage and strengthening of the exposure, its classification as an estimated loss is deferred until its more exact status may be determined.

Uncollectible:  Loans in this risk grade are considered to be non-collectible and of such little value that their continuance as bankable assets is not warranted. This does not mean the loan has absolutely no recovery value, but rather it is neither practical nor desirable to defer writing off the loan, even though partial recovery may be obtained in the future. Charge-offs against the allowance for loan losses are taken in the period in which the loan becomes uncollectible. Consequently, the Company typically does not maintain a recorded investment in loans within this category.

SmartFinancial, Inc. and Subsidiary

Notes to Consolidated Financial Statements
December 31, 2014 and 2013

Note 4. Loans and Allowance for loan Losses  – (continued)

The following tables summarize the risk category of the Company’s loan portfolio based upon the most recent analysis performed as of December 31, 2014 and 2013 (in thousands):

Non PCI loans:	December 31, 2014
	Commercial Real Estate	Consumer Real Estate	Construction and Land Development	Commercial and Industrial	Consumer and Other	Total
Pass	$188,113	$71,199	$44,484	$33,781	$2,314	$339,891
Watch	56	226	6,273	—	—	6,555
Special mention	—	—	—	—	—	—
Substandard	2,180	5,609	1,712	538	—	10,039
Doubtful	—	—	—	—	—	—
Total	$190,349	$77,034	$52,469	$34,319	$2,314	$356,485

PCI loans:	December 31, 2014
	Commercial Real Estate	Consumer Real Estate	Construction and Land Development	Commercial and Industrial	Consumer and Other	Total
Pass	$2,358	$3,968	$—	$—	$—	$6,326
Watch	—	309	36	3	—	348
Special mention	—	—	—	—	—	—
Substandard	744	103	—	—	—	847
Doubtful	—	—	—	—	—	—
Total	$3,102	$4,380	$36	$3	$—	$7,521
Total loans	$193,451	$81,414	$52,505	$34,322	$2,314	$364,006

Non PCI loans:	December 31, 2013
	Commercial Real Estate	Consumer Real Estate	Construction and Land Development	Commercial and Industrial	Consumer and Other	Total
Pass	$150,056	$72,310	$33,761	$34,440	$3,263	$293,830
Watch	—	—	—	—	—	—
Special mention	5,108	—	—	—	—	5,108
Substandard	133	4,244	2,437	167	—	6,981
Doubtful	—	—	—	—	—	—
Total	$155,297	$76,554	$36,198	$34,607	$3,263	$305,919

PCI loans:	December 31, 2013
	Commercial Real Estate	Consumer Real Estate	Construction and Land Development	Commercial and Industrial	Consumer and Other	Total
Pass	$—	$—	$—	$—	$—	$—
Watch	—	—	—	—	—	—
Special mention	—	—	—	—	—	—
Substandard	3,969	5,276	489	15	227	9,976
Doubtful	—	—	—	—	—	—
Total	$3,969	$5,276	$489	$15	$227	$9,976
Total loans	$159,266	$81,830	$36,687	$34,622	$3,490	$315,895

SmartFinancial, Inc. and Subsidiary

Notes to Consolidated Financial Statements
December 31, 2014 and 2013

Note 4. Loans and Allowance for loan Losses  – (continued)

Past Due Loans:

A loan is considered past due if any required principal and interest payments have not been received as of the date such payments were required to be made under the terms of the loan agreement. Generally, management places loans on non-accrual when there is a clear indication that the borrower’s cash flow may not be sufficient to meet payments as they become due, which is generally when a loan is 90 days past due.

The following tables present the aging of the recorded investment in loans and leases as of December 31, 2014 and 2013 (in thousands):

	December 31, 2014
	30 – 89 Days Past Due and Accruing	Past Due 90 Days or More and Accruing	Nonaccrual	Total Past Due	PCI Loans	Current Loans	Total Loans
Commercial real estate	$—	$—	$1,757	$1,757	$3,102	$188,592	$193,451
Consumer real estate	—	—	2,249	2,249	4,380	74,785	81,414
Construction and development	—	—	643	643	36	51,826	52,505
Commercial and industrial	—	—	418	418	3	33,901	34,322
Consumer and other	12	—	—	12	—	2,302	2,314
	$12	$—	$5,067	$5,079	$7,521	$351,406	$364,006

	December 31, 2013
	30 – 89 Days Past Due and Accruing	Past Due 90 Days or More and Accruing	Nonaccrual	Total Past Due	PCI Loans	Current Loans	Total Loans
Commercial real estate	$—	$—	$—	$—	$3,969	$155,297	$159,266
Consumer real estate	75	—	182	257	5,276	76,297	81,830
Construction and development	—	—	624	624	489	35,574	36,687
Commercial and industrial	98	—	—	98	15	34,509	34,622
Consumer and other	5	—	—	5	227	3,258	3,490
	$178	$—	$806	$984	$9,976	$304,935	$315,895

Impaired Loans:

A loan held for investment is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due (both principal and interest) according to the terms of the loan agreement.

SmartFinancial, Inc. and Subsidiary

Notes to Consolidated Financial Statements
December 31, 2014 and 2013

Note 4. Loans and Allowance for loan Losses  – (continued)

The following is an analysis of our impaired loan portfolio detailing the related allowance recorded as of and and for the year ended December 31, 2014:

	At December 31, 2014			For the Year Ended December 31, 2014
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
Impaired loans without a valuation allowance:
Non PCI Loans:
With no related allowance needed:
Commercial real estate	$2,180	$2,180	$—	$1,520	$193
Consumer real estate	5,155	5,692	—	5,289	362
Construction and development	1,086	1,090	—	1,257	54
Commercial and industrial	—	—	—	—	7
Consumer and other	—	—	—	—	—
	8,421	8,962	—	8,066	616
PCI loans:	None in 2014
Impaired loans with a valuation allowance:
Non PCI Loans:
With an allowance recorded:
Commercial real estate	$—	$—	$—	$—	$—
Consumer real estate	245	245	3	294	12
Construction and development	1,082	1,082	60	1,101	82
Commercial and industrial	538	538	171	173	59
Consumer and other	—	—	—	—	—
	1,865	1,865	234	1,568	153
PCI loans:	None in 2014
Total impaired loans	$10,286	$10,827	$234	$9,634	$769

SmartFinancial, Inc. and Subsidiary

Notes to Consolidated Financial Statements
December 31, 2014 and 2013

Note 4. Loans and Allowance for loan Losses  – (continued)

The following is an analysis of our impaired loan portfolio detailing the related allowance recorded as of and for the year ended December 31, 2013:

	At December 31, 2013			For the Year Ended December 31, 2013
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
Impaired loans without a valuation allowance:
Non PCI Loans:
With no related allowance needed:
Commercial real estate	$133	$133	$—	$134	$7
Consumer real estate	1,291	1,291	—	1,090	125
Construction and development	500	500	—	918	32
Commercial and industrial	—	—	—	—	—
Consumer and other	—	—	—	3	—
	1,924	1,924	—	2,145	164
PCI loans:	None in 2013
Impaired loans with a valuation allowance:
Non PCI Loans:
With an allowance recorded:
Commercial real estate	—	—	—	—	—
Consumer real estate	2,954	2,954	136	1,491	135
Construction and development	1,936	1,936	222	1,984	34
Commercial and industrial	167	167	128	88	4
Consumer and other	—	—	—	—	—
	5,057	5,057	486	3,563	173
PCI Loans:
With an allowance recorded:
Commercial real estate	158	158	158	154	3
Consumer real estate	—	—	—	—	—
Construction and development	—	—	—	—	—
Commercial and industrial	—	—	—	—	—
Consumer and other	227	227	223	205	3
	385	385	381	359	6
Total impaired loans	$7,366	$7,366	$867	$6,067	$343

Troubled Debt Restructurings:

At December 31, 2014 and 2013, impaired loans included loans that were classified as Troubled Debt Restructurings (“TDRs”). The restructuring of a loan is considered a TDR if both (i) the borrower is experiencing financial difficulties and (ii) the creditor has granted a concession.

In assessing whether or not a borrower is experiencing financial difficulties, the Company considers information currently available regarding the financial condition of the borrower. This information includes, but is not limited to, whether (i) the debtor is currently in payment default on any of its debt; (ii) a payment

SmartFinancial, Inc. and Subsidiary

Notes to Consolidated Financial Statements
December 31, 2014 and 2013

Note 4. Loans and Allowance for loan Losses  – (continued)

default is probable in the foreseeable future without the modification; (iii) the debtor has declared or is in the process of declaring bankruptcy; and (iv) the debtor’s projected cash flow is sufficient to satisfy contractual payments due under the original terms of the loan without a modification.

The Company considers all aspects of the modification to loan terms to determine whether or not a concession has been granted to the borrower. Key factors considered by the Company include the debtor’s ability to access funds at a market rate for debt with similar risk characteristics, the significance of the modification relative to unpaid principal balance or collateral value of the debt, and the significance of a delay in the timing of payments relative to the original contractual terms of the loan.

The most common concessions granted by the Company generally include one or more modifications to the terms of the debt, such as (i) a reduction in the interest rate for the remaining life of the debt; (ii) an extension of the maturity date at an interest rate lower than the current market rate for new debt with similar risk; (iii) a temporary period of interest-only payments; and (iv) a reduction in the contractual payment amount for either a short period or remaining term of the loan. As of December 31, 2014 and 2013, management had approximately $1,937,000 and $2,699,000, respectively, in loans considered restructured that are not already on nonaccrual. Of the nonaccrual loans at December 31, 2014 and 2103, approximately $3,626,000 and $534,000, respectively, met the criteria for restructured. A loan is placed back on accrual status when both principal and interest are current and it is probable that management will be able to collect all amounts due (both principal and interest) according to the terms of the loan agreement.

The following tables present a summary of loans that were modified as troubled debt restructurings during the year ended December 31, 2014 and 2013 (in thousands):

	For the year ended December 31, 2014
	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Troubled Debt Restructurings
Commercial real estate	1	$1,757	$1,757
Commercial and industrial	1	52	52
Consumer real estate	3	3,169	3,169

	For the year ended December 31, 2013
	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Troubled Debt Restructurings
Commercial real estate	2	$133	$133
Construction and development	2	496	496

The Company did not have any loans that were modified as troubled debt restructurings during the years ended December 31, 2014 and 2013, for which there was a subsequent payment default during the year.

SmartFinancial, Inc. and Subsidiary

Notes to Consolidated Financial Statements
December 31, 2014 and 2013

Note 4. Loans and Allowance for loan Losses  – (continued)

Related Party Loans:

In the ordinary course of business, the Company has granted loans to certain related parties, including directors, executive officers, and their affiliates. The interest rates on these loans were substantially the same as rates prevailing at the time of the transaction and repayment terms are customary for the type of loan. A summary of activity in loans to related parties is as follows:

	2014	2013
Balance, beginning of year	$16,230,000	$13,824,314
Disbursements	4,368,048	5,866,415
Repayments	(1,610,138)	(3,460,729)
Balance, end of year	$18,987,910	$16,230,000

At December 31, 2014, the Company had pre-approved but unused lines of credit totaling approximately $11,838,000 to related parties.

Note 5. Premises and Equipment

A summary of premises and equipment at December 31, 2014 and 2013, is as follows:

	2014	2013
Land and land improvements	$3,528,725	$3,253,715
Building and leasehold improvements	11,257,407	6,291,806
Furniture, fixtures and equipment	4,712,978	3,379,873
Construction in progress	351,713	4,131,245
	19,850,823	17,056,639
Accumulated depreciation	(3,911,706)	(3,192,647)
	$15,939,117	$13,863,992

The Company leases several branch locations and also has one ground lease under non-cancelable operating lease agreements. The leases expire between August 2016 and May 2018. Lease expense under the leases was $585,262 and $624,123 in 2014 and 2013, respectively. At December 31, 2014, the remaining minimum lease payments relating to these leases were as follows:

2015	$469,147
2016	322,780
2017	90,200
2018	7,517

Depreciation expense was $788,380 and $735,469 for the years ended December 31, 2014 and 2013, respectively.

SmartFinancial, Inc. and Subsidiary

Notes to Consolidated Financial Statements
December 31, 2014 and 2013

Note 6. Time Deposits

The aggregate amount of time deposits in denominations of $100,000 or more was approximately $111,648,000 and $101,127,000 at December 31, 2014 and 2013, respectively. At December 31, 2014, the scheduled maturities of time deposits are as follows (in thousands):

Less than one year	$106,914
One through three years	53,520
Three through five years	18,529
$178,963

Note 7. Intangible Assets

Finite lived intangible assets of the Company represent a core deposit premium recorded upon the purchase of certain assets and liabilities from other financial institutions. The core deposit premium is amortized over approximately four years, the estimated average lives of the deposits acquired, using the straight-line method and is included within other assets on the consolidated balance sheets.

The Company reviews the carrying value of this intangible on an annual basis and on an interim basis if certain events or circumstances indicate that an impairment loss may have been incurred. Management has determined that no impairment has occurred on this asset.

The following table presents information about our core deposit premium intangible asset at December 31:

	2014		2013
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible asset:
Core deposit intangible	$625,218	$366,976	$625,218	$203,875

The following table presents information about aggregate amortization expense for 2014 and 2013 and each of the two succeeding fiscal years as follows:

	2014	2013
Aggregate amortization expense of core deposit premium intangible	$163,101	$163,101

Estimated aggregate amortization expense of the core deposit premium intangible for the year ending December 31:

2015	$163,101
2016	95,141

Note 8. Securities Sold Under Agreements to Repurchase

Securities sold under repurchase agreements, which are secured borrowings, generally mature within one to four days from the transaction date. Securities sold under repurchase agreements are reflected at the amount of cash received in connection with the transaction. The Company may be required to provide additional collateral based on the fair value of the underlying securities. The Company monitors the fair value of the underlying securities on a daily basis.

At December 31, 2014 and 2013, the Company had securities sold under agreements to repurchase of $9,758,018 and $7,615,700, respectively, with commercial checking customers.

SmartFinancial, Inc. and Subsidiary

Notes to Consolidated Financial Statements
December 31, 2014 and 2013

Note 9. Income Taxes

Income tax expense in the consolidated statements of income for the years ended December 31, 2014 and 2013, includes the following:

	2014	2013
Current tax expense
Federal	$1,972,600	$3,548,400
State	433,500	708,400
Deferred tax expense (benefit) related to:
Amortization of start-up costs	27,900	27,900
Provision for loan losses	84,200	(175,500)
Depreciation	195,200	32,300
Fair value adjustments	(924,400)	(2,001,500)
Other	(671,407)	(477,339)
Total income tax expense	$1,117,593	$1,662,661

The income tax expense is different from the expected tax expense computed by multiplying income before income tax expense by the statutory income tax rates. The reasons for this difference are as follows:

	2014	2013
Federal income tax expense computed at the statutory rate	$1,003,100	$1,474,000
State income taxes, net of federal tax benefit	126,600	186,000
Other	(12,107)	2,661
Total income tax expense	$1,117,593	$1,662,661

The Company has analyzed the tax positions taken or expected to be taken on its tax returns and concluded it has no liability related to uncertain tax positions in accordance with ASC Topic 740.

The components of the net deferred tax asset as of December 31, 2014 and December 31, 2013, were as follows:

	2014	2013
Deferred tax assets:
Allowance for loan losses	$1,360,800	$1,450,900
Start-up costs	198,900	226,800
Fair value adjustments	1,354,100	429,700
Other	1,115,700	587,500
Total deferred tax assets	4,029,500	2,694,900
Deferred tax liabilities:
Prepaid expenses	61,000	112,200
Accumulated depreciation	603,000	407,800
Other	568,100	685,800
Total deferred tax liabilities	1,232,100	1,205,800
Net deferred tax asset	$2,797,400	$1,489,100

The income tax returns of the Company for 2013, 2012, and 2011 are subject to examination by the federal and state taxing authorities, generally for three years after they were filed.

SmartFinancial, Inc. and Subsidiary

Notes to Consolidated Financial Statements
December 31, 2014 and 2013

Note 10. Employee Benefit Plans

401(k) Plan:

The Company provides a deferred salary reduction plan (“Plan”) under Section 401 (k) of the Internal Revenue Code covering substantially all employees who have completed at least one year of service. The Company matches 100 percent of employee contributions up to 3 percent of compensation and 50 percent of employee contributions on the next 2 percent of compensation. The Company’s contribution to the Plan was $163,509 in 2014 and $197,493 in 2013.

Stock Option Plans:

The Company has two stock option plans administered by the Board of Directors. These plans are described below:

SmartBank Stock Option Plan — This plan provides for both incentive stock options and nonqualified stock options. The maximum number of common shares that can be sold or optioned under the plan is 500,000 shares. Under the plan, the exercise price of each option shall not be less than 100 percent of the fair market value of the common stock on the date of grant.

SmartFinancial, Inc. 2010 Incentive Plan — This plan provides for both incentive stock options and nonqualified stock options, stock appreciation rights, restricted stock, performance awards, dividend equivalents and stock or other stock-based awards. The maximum number of common shares that can be sold or optioned under the plan is 500,000 shares. Under the plan, the exercise price of each option shall not be less than 100 percent of the fair market value of the common stock on the date of grant.

The Company granted to the organizers, who each contributed to the organizational expense fund of the Bank during its organizational stage, options to purchase 257,337 shares of the Company’s common stock at a range of prices from $10.00 to $11.00 per share. These options vested upon issuance and have a ten year contractual maturity. The fair value of these organizer options as calculated under the fair value recognition provisions of ASC Topic 718, is a capital transaction and has no effect on net income of the Company.

In addition, the Company has granted to key officers and employees incentive stock options to purchase 226,292 shares of the Company’s common stock at a range of prices from $10.00 to $15.00. These options vest in equal amounts over a period of five years and have a ten year contractual term.

A summary of activity in the stock option plans for the years ended December 31, 2014 and 2013, is as follows:

	2014		2013
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	487,431	$10.21	498,687	$10.30
Exercised	(3,242)	10.69	—	—
Forfeited	(560)	11.00	(11,256)	14.46
Outstanding at end of year	483,629	10.20	487,431	10.21

SmartFinancial, Inc. and Subsidiary

Notes to Consolidated Financial Statements
December 31, 2014 and 2013

Note 10. Employee Benefit Plans  – (continued)

Information pertaining to options outstanding at December 31, 2014, is as follows:

	Options Outstanding			Options Exercisable
Exercise Prices	Number Outstanding at 12/31/14	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable at 12/31/14	Weighted- Average Exercise Price
$10.00	398,000	2.2 years	$10.00	398,000	$10.00
15.00	1,500	3.3 years	15.00	1,500	15.00
11.00	79,129	3.2 years	11.00	73,771	11.00
12.25	5,000	6.1 years	12.25	3,000	12.25
Outstanding, end of year	483,629	2.4 years	10.20	476,271	10.18

The Company recognized stock-based compensation expense of $14,624 and $13,701 for the years ended December 31, 2014 and 2013, respectively. The total fair value of shares underlying the options which vested during the years ended December 31, 2014 and 2013, was $103,800 and $108,282, respectively. There were no income tax benefits recognized for the exercise of options for the years ended December 31, 2014 and 2013.

The intrinsic value of options exercised during the year ended December 31, 2014 was $13,968. Cash received from options exercised under all share-based payment arrangements for the year ended December 31, 2014, was $34,662. There were no options exercised for the year ended December 31, 2013.

Information related to non-vested options for the year ended December 31, 2014, is as follows:

Nonvested Shares	Shares	Weighted Average Grant-Date Fair Value
Nonvested at beginning of year	14,838	$2.15
Granted	—	—
Vested	(6,920)	2.15
Forfeited	(560)	2.12
Nonvested at end of year	7,358	2.16

As of December 31, 2014 and 2013, there was $5,912 and $20,536, respectively, of total unrecognized compensation cost related to nonvested stock-based compensation arrangements granted under the Plans. The cost is expected to be recognized over a weighted-average period of two years.

Note 11. Commitments and Contingencies

Loan Commitments:

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amount recognized in the balance sheets. The majority of all commitments to extend credit and standby letters of credit are variable rate instruments.

The Company’s exposure to credit loss is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments.

SmartFinancial, Inc. and Subsidiary

Notes to Consolidated Financial Statements
December 31, 2014 and 2013

Note 11. Commitments and Contingencies  – (continued)

A summary of the Company’s commitments is as follows as of December 31, 2014 and 2013:

	2014	2013
Commitments to extend credit	$64,014,000	$50,905,000
Financial standby letters of credit	825,000	744,000
Performance standby letters of credit	554,000	658,000
	$65,393,000	$52,307,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the customer. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral held varies and is required in instances which the Company deems necessary.

At December 31, 2014 and 2013, the carrying amount of liabilities related to the Company’s obligation to perform under standby letters of credit was insignificant. The Company has not been required to perform on any standby letters of credit, and the Company has not incurred any losses on standby letters of credit for the years ended December 31, 2014 and 2013.

Contingencies:

In the normal course of business, the Company may become involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material effect on the Company’s financial statements.

Note 12. Regulatory Matters

The Bank is subject to certain restrictions on the amount of dividends that may be declared without prior regulatory approval. At December 31, 2014, approximately $4,746,000 of retained earnings were available for dividend declaration without regulatory approval.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets, as defined, and of Tier I capital to average assets, as defined.

SmartFinancial, Inc. and Subsidiary

Notes to Consolidated Financial Statements
December 31, 2014 and 2013

Note 12. Regulatory Matters  – (continued)

During 2013, the Federal Reserve released final United States Basel III regulatory capital rules implementing the global regulatory capital reforms of Basel III and certain changes required by the Dodd-Frank Wall Street Reform and Consumer Protection Act. The FDIC and OCC also approved the final rule during 2013. The rule applies to all banking organizations that are currently subject to regulatory capital requirements, as well as certain savings and loan holding companies. The rule strengthens the definition of regulatory capital, increases risk-based capital requirements, and makes selected changes to the calculation of risk-weighted assets. The rule becomes effective January 1, 2015, for the Bank and most banking organizations subject to a transition period for several aspects of the rule including the new minimum capital ratio requirements, the capital conservation buffer, and the regulatory capital adjustments and deductions. Management believes, as of December 31, 2014 and 2013, that the Bank met all capital adequacy requirements to which it is subject.

As of December 31, 2014, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following tables. There are no conditions or events since that notification that management believes have changed the Bank’s category.

The following table summarizes the capital amounts and ratios of the Bank and the regulatory minimum requirements at December 31, 2014 and 2013:

(Dollars in thousands)	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2014
Total risk-based capital (to risk-weighted assets)	$59,088	14.7%	$32,085	8.00%	$40,106	10.00%
Tier 1 capital (to risk-weighted assets)	55,457	13.8%	16,042	4.00%	24,064	6.00%
Tier 1 capital (to average assets)	55,457	10.8%	20,475	4.00%	25,594	5.00%
December 31, 2013
Total risk-based capital (to risk-weighted assets)	$57,236	16.9%	$27,189	8.00%	$33,986	10.00%
Tier 1 capital (to risk-weighted assets)	53,101	15.6%	13,595	4.00%	20,392	6.00%
Tier 1 capital (to average assets)	53,101	10.7%	19,932	4.00%	24,915	5.00%

Note 13. Concentrations of Credit Risk

The Company originates primarily commercial, residential, and consumer loans to customers in eastern Tennessee and northwest Florida. The ability of the majority of the Company’s customers to honor their contractual loan obligations is dependent on the economy in these areas.

Ninety percent of the Company’s loan portfolio is concentrated in loans secured by real estate, of which a substantial portion is secured by real estate in the Company’s primary market areas. Commercial real estate, including commercial construction loans, represented 68 percent of the loan portfolio at December 31, 2014, and 62 percent of the loan portfolio at December 31, 2013. Accordingly, the ultimate collectability of the loan portfolio and recovery of the carrying amount of foreclosed assets is susceptible to changes in real estate conditions in the Company’s primary market areas. The other concentrations of credit by type of loan are set forth in Note 4.

The Company, as a matter of policy, does not generally extend credit to any single borrower or group of related borrowers in excess of 25% of statutory capital, or approximately $13,929,000.

SmartFinancial, Inc. and Subsidiary

Notes to Consolidated Financial Statements
December 31, 2014 and 2013

Note 14. Fair Value of Assets and Liabilities

Determination of Fair Value:

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. In accordance with Fair Value Measurements and Disclosures topic (FASB ASC 820), the fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

The fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is a reasonable point within the range that is most representative of fair value under current market conditions.

Fair Value Hierarchy:

In accordance with this guidance, the Company groups its financial assets and financial liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 — Valuation is based on quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 — Valuation is based on inputs other than quoted prices included within Level I that are observable for the asset or liability, either directly or indirectly. The valuation may be based on quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3 — Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which determination of fair value requires significant management judgment or estimation.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

Cash and Due From Banks and Interest-bearing Deposits:  For cash and due from banks and interest-bearing deposits, the carrying amount is a reasonable estimate of fair value based on the short-term nature of the assets.

SmartFinancial, Inc. and Subsidiary

Notes to Consolidated Financial Statements
December 31, 2014 and 2013

Note 14. Fair Value of Assets and Liabilities  – (continued)

Federal Funds Sold and Federal Funds Purchased:  For federal funds sold, the carrying amount is a reasonable estimate of the fair value.

Securities:  Where quoted prices are available in an active market, management classifies the securities within Level 1 of the valuation hierarchy. If quoted market prices are not available, management estimates fair values using pricing models and discounted cash flows that consider standard input factors such as observable market data, benchmark yields, interest rate volatilities, broker/dealer quotes, and credit spreads. Examples of such instruments, which would generally be classified within Level 2 of the valuation hierarchy, including GSE obligations, corporate bonds, and other securities. Mortgage-backed securities are included in Level 2 if observable inputs are available. In certain cases where there is limited activity or less transparency around inputs to the valuation, management classifies those securities in Level 3.

Restricted Investments:  For restricted investments, the carrying amount is a reasonable estimate of fair value based on the redemption provisions of the restrictive entities.

Loans:  For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair value for fixed rate loans are estimated using discounted cash flow analyses, using market interest rates for comparable loans. Fair values for nonperforming loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposits:  The fair values disclosed for demand deposits (for example, interest and noninterest checking, savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies market interest rates on comparable instruments to a schedule of aggregated expected monthly maturities on time deposits.

Securities Sold Under Agreement to Repurchase:  The carrying value of these liabilities approximates their fair value.

Accrued Interest:  The carrying amounts of accrued interest approximate fair value.

The table below presents the recorded amount of assets measured at fair value on a recurring basis.

	Balance as of December 31, 2014	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Other Unobservable Inputs Level 3
Securities available for sale:
U.S. Government-sponsored enterprises (GSEs)	$21,106,648	$—	$21,106,648	$—
Mortgage-backed securities:
GSE Residential	69,852,924	—	69,852,924	—
Government National Mortgage Association guaranteed	5,885,704	—	5,885,704	—
Municipal securities	2,031,222	—	2,031,222	—
Total	$98,876,498	$—	$98,876,498	$—

SmartFinancial, Inc. and Subsidiary

Notes to Consolidated Financial Statements
December 31, 2014 and 2013

Note 14. Fair Value of Assets and Liabilities  – (continued)

	Balance as of December 31, 2013	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Other Unobservable Inputs Level 3
Securities available for sale:
U.S. Government-sponsored enterprises (GSEs)	$15,200,258	$—	$15,200,258	$—
Mortgage-backed securities:
GSE Residential	63,505,597	—	63,505,597	—
Government National Mortgage Association guaranteed	9,552,491	—	9,552,491	—
Municipal securities	4,757,486	—	4,757,486	—
Total	$93,015,832	$—	$93,015,832	$—

The Company has no assets or liabilities whose fair values are measured on a recurring basis using Level 3 inputs.

Assets Measured at Fair Value on a Nonrecurring Basis:

Under certain circumstances management makes adjustments to fair value for assets and liabilities although they are not measured at fair value on an ongoing basis. The following tables present the financial instruments carried on the consolidated balance sheets by caption and by level in the fair value hierarchy, for which a nonrecurring change in fair value has been recorded:

	Balance as of December 31, 2014	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Other Unobservable Inputs Level 3
Impaired loans	$1,631,000	$—	$—	$1,631,000
Foreclosed assets	4,982,913	—	—	4,982,913

	Balance as of December 31, 2013	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Other Unobservable Inputs Level 3
Impaired loans	$4,575,000	$—	$—	$4,575,000
Foreclosed assets	5,220,606	—	—	5,220,606

Impaired Loans:  Loans considered impaired under ASC 310-10-35, Receivables, are loans for which, based on current information and events, it is probable that the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Impaired loans can be measured based on the present value of expected payments using the loan’s original effective rate as the discount rate, the loan’s observable market price, or the fair value of the collateral less selling costs if the loan is collateral dependent.

The fair value of impaired loans were primarily measured based on the value of the collateral securing these loans. Impaired loans are classified within Level 3 of the fair value hierarchy. Collateral may be real estate and/or business assets including equipment, inventory, and/or accounts receivable. The Company determines the value of the collateral based on independent appraisals performed by qualified licensed appraisers. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Appraised values are discounted for costs to sell and may be

SmartFinancial, Inc. and Subsidiary

Notes to Consolidated Financial Statements
December 31, 2014 and 2013

Note 14. Fair Value of Assets and Liabilities  – (continued)

discounted further based on management’s historical knowledge, changes in market conditions from the date of the most recent appraisal, and/or management’s expertise and knowledge of the customer and the customer’s business. Such discounts by management are subjective and are typically significant unobservable inputs for determining fair value. Impaired loans are reviewed and evaluated on at least a quarterly basis for additional impairment and adjusted accordingly, based on the same factors discussed above.

Foreclosed assets: Foreclosed assets, consisting of properties obtained through foreclosure or in satisfaction of loans, are initially recorded at fair value less estimated costs to sell upon transfer of the loans to other real estate. Subsequently, other real estate is carried at the lower of carrying value or fair value less costs to sell. Fair values are generally based on third party appraisals of the property and are classified within Level 3 of the fair value hierarchy. The appraisals are sometimes further discounted based on management’s historical knowledge, and/or changes in market conditions from the date of the most recent appraisal, and/or management’s expertise and knowledge of the customer and the customer’s business. Such discounts are typically significant unobservable inputs for determining fair value. In cases where the carrying amount exceeds the fair value, less estimated costs to sell, a loss is recognized in noninterest expense.

Quantitative Disclosures for Level 3 Fair Value Measurements:  The Company had no Level 3 assets measured at fair value on a recurring basis at December 31, 2014.

For Level 3 assets measured at fair value on a non-recurring basis as of December 31, 2014, the significant unobservable inputs used in the fair value measurements are presented below.

(Dollars in thousands)	Carrying Amount	Valuation Technique	Significant Unobservable Input	Weighted Average of Input
Nonrecurring:
Impaired loans	$1,631	Appraisal	Appraisal Discounts (1.9 – 14.9%)	11.1%
Other real estate owned	4,983	Appraisal	Appraisal Discounts (6.0 – 58.9%)	16.4%

The carrying values and estimated fair values of the Company’s financial instruments are as follows as of December 31:

(Dollars in thousands)	2014		2013
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial Assets:
Cash and due from banks	$32,386	$32,386	$30,311	$30,311
Interest-bearing deposits	6,643	6,643	39,682	36,682
Federal funds sold	7,710	7,710	9,445	9,445
Securities available-for-sale	98,876	98,876	93,016	93,016
Restricted investments	2,090	2,090	2,025	2,025
Net loans	359,523	360,210	310,943	312,720
Accrued interest receivable	1,221	1,221	1,213	1,213
Financial Liabilities:
Noninterest-bearing demand deposits	53,640	55,640	67,874	67,874
Interest-bearing demand deposits	179,836	179,836	175,200	175,200
Savings deposits	42,369	42,369	39,317	39,317
Time deposits	178,963	179,876	164,173	164,612
Securities sold under agreements to repurchase	9,758	9,758	7,616	7,616
Federal funds purchased	12,000	12,000	—	—
Accrued interest payable	130	130	128	128

SmartFinancial, Inc. and Subsidiary

Notes to Consolidated Financial Statements
December 31, 2014 and 2013

Note 15. Small Business Lending Fund

During 2011, the Company issued to the Secretary of the Treasury 12,000 shares of preferred stock at $1,000 per share under the Small Business Lending Fund Program (the “SBLF Program”). Subject to regulatory approval, the Company may redeem the preferred stock for $1,000 per share, plus accrued and unpaid dividends, in whole or in part at any time. The SBLF Program is a voluntary program authorized under the Business Jobs Acts of 2010, whereby the United States Treasury can make capital investments in eligible institutions; the capital investments, in turn, are designed to increase the availability of credit for small businesses and promote economic growth by providing capital to qualified community banks at favorable rates. The Company paid cash dividends at a one percent rate or $120,000 for each of the years ended December 31, 2014 and 2013.

Note 16. Concentration in Deposits

The Company had a concentration in its deposits of one customer totaling approximately $28,527,000 and $33,000,000 at December 31, 2014 and 2013, respectively.

Note 17. Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares outstanding and dilutive common share equivalents using the treasury stock method. Dilutive common share equivalents include common shares issuable upon exercise of outstanding stock options. The effect from the stock options on incremental shares from the assumed conversions for net income per share-basic and net income per share-diluted are presented below.

(Dollars in thousands, except share amounts)	2014	2013
Basic earnings per share computation:
Net income available to common stockholders	$1,713	$2,553
Average common shares outstanding – basic	2,963,589	2,962,541
Basic earnings per share	$0.58	$0.86
Diluted earnings per share computation:
Net income available to common stockholders	$1,713	$2,553
Average common shares outstanding – basic	2,963,589	2,962,541
Incremental shares from assumed conversions:
Stock options	329,898	335,198
Average common shares outstanding – diluted	3,293,487	3,297,739
Diluted earnings per share	$0.52	$0.77

SmartFinancial, Inc. and Subsidiary

Notes to Consolidated Financial Statements
December 31, 2014 and 2013

Note 18. Condensed Parent Information

Condensed Balance Sheets

(Dollars in thousands)	December 31,
	2014	2013
Assets
Cash	$476	$902
Investment in Bank subsidiary	55,412	51,923
Other	—	5
Total assets	55,888	52,830
Liabilities	—	—
Stockholders’ equity	55,888	52,830
Total liabilities and stockholders’ equity	$55,888	$52,830

Condensed Statements of Income

	For the years ended December 31,
(Dollars in thousands)	2014	2013
Income
Dividends from banking subsidiary	$—	$—
Other income	—	—
Total income
Expenses	350	13
Income before income taxes and equity in undistributed earnings of banking subsidiary
Income tax benefit	5	27
Equity in undistributed earnings of banking subsidiary	2,178	2,659
Net income	$1,833	$2,673

Condensed Statements of Cash Flows

	For the years ended December 31,
(Dollars in thousands)	2014	2013
Operating activities
Net income	$1,833	$2,673
Adjustments to reconcile net income to net cash provided by operating activities
Equity in undistributed earnings of banking subsidiary	(2,178)	(2,659)
Decrease in other assets	5	228
Net cash (used in) provided by operating activities	(340)	242
Financing activity
Cash dividends paid	(120)	(120)
Proceeds from issuance of stock	34	—
Net cash used by financing activities	(86)	(120)
Net (decrease) increase in cash	(426)	122
Cash, beginning of year	902	780
Cash, end of year	$476	$902

CORNERSTONE BANCSHARES, INC. AND SUBSIDIARY

Report on Consolidated Financial Statements

For the Years Ended December 31, 2014 and 2013

Report of Independent Registered Public Accounting Firm

To the Stockholders and
  Board of Directors
Cornerstone Bancshares, Inc.
Chattanooga, Tennessee

We have audited the accompanying consolidated balance sheets of Cornerstone Bancshares, Inc. and Subsidiary (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Cornerstone Bancshares, Inc. and Subsidiary for the year ended December 31, 2012, was audited by other auditors who have ceased operations and whose report dated March 28, 2013, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cornerstone Bancshares, Inc. and Subsidiary as of December 31, 2014 and 2013, and the results of their operations and their cash flows for the years then ended in conformity with United States generally accepted accounting principles.

/s/ MAULDIN & JENKINS, LLC

Chattanooga, Tennessee
March 30, 2015

The report below is a copy of the report issued by the Company’s previous independent auditors, Hazlett, Lewis & Bieter, PLLC.

Report of Independent Registered Public Accounting Firm

To the Stockholders and
  Board of Directors
Cornerstone Bancshares, Inc.
Chattanooga, Tennessee

We have audited the accompanying consolidated balance sheets of Cornerstone Bancshares, Inc. and subsidiary (Company) as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cornerstone Bancshares, Inc. and subsidiary as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with United States generally accepted accounting principles.

/s/ Hazlett, Lewis & Bieter, PLLC

Chattanooga, Tennessee
March 28, 2013

CORNERSTONE BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
December 31, 2014 and 2013

	2014	2013
ASSETS
Cash and due from banks	$1,930,751	$2,149,467
Interest-bearing deposits at other financial institutions	13,596,970	22,702,270
Total cash and cash equivalents	15,527,721	24,851,737
Securities available for sale	87,192,909	92,208,672
Securities held to maturity (fair value of $25,702 in 2014 and $35,027 in 2013)	25,428	34,165
Federal Home Loan Bank stock, at cost	2,322,900	2,322,900
Loans, net of allowance for loan losses of $3,495,129 in 2014 and $3,203,158 in 2013	291,869,338	286,236,578
Bank premises and equipment, net	4,828,123	4,992,449
Accrued interest receivable	1,142,899	977,925
Foreclosed assets	8,000,365	12,925,748
Other assets	4,830,113	7,673,179
Total assets	$415,739,796	$432,223,353
LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Noninterest-bearing demand deposits	$57,034,792	$75,206,540
Interest-bearing demand deposits	26,464,173	24,563,987
Savings deposits and money market accounts	80,861,110	86,329,930
Time deposits	144,294,390	155,313,920
Total deposits	308,654,465	341,414,377
Accrued interest payable	71,925	82,320
Federal funds purchased and securities sold under agreements to repurchase	29,409,505	22,974,117
Federal Home Loan Bank advances and other borrowings	36,000,000	26,740,000
Other liabilities	941,796	878,811
Total liabilities	375,077,691	392,089,625
Stockholders’ equity:
Preferred stock – no par value; 2,000,000 shares authorized; 600,000 shares issued and outstanding in 2014 and 2013	14,964,309	14,892,927
Common stock – $1.00 par value; 20,000,000 shares authorized in 2014 and 2013; 6,709,199 shares issued in 2014 and 2013; 6,627,398 and 6,547,074 shares outstanding in 2014 and 2013	6,627,398	6,547,074
Additional paid-in capital	21,821,060	21,549,883
Accumulated deficit	(3,032,551)	(3,099,451)
Accumulated other comprehensive income	281,889	243,295
Total stockholders’ equity	40,662,105	40,133,728
Total liabilities and stockholders’ equity	$415,739,796	$432,223,353

The Notes to Consolidated Financial Statements are an integral part of these statements.

CORNERSTONE BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2014, 2013, and 2012

	2014	2013	2012
INTEREST INCOME
Loans, including fees	$16,690,496	$16,705,237	$17,288,855
Securities and interest-bearing deposits at other financial institutions	1,416,190	1,694,292	2,003,620
Federal funds sold	30,678	53,502	60,404
Total interest income	18,137,364	18,453,031	19,352,879
INTEREST EXPENSE
Time deposits	1,427,758	1,766,237	2,471,135
Other deposits	313,105	473,921	546,812
Federal funds purchased and securities sold under agreements to repurchase	84,641	73,903	94,402
Federal Home Loan Bank advances and other borrowings	964,351	1,208,490	1,672,478
Total interest expense	2,789,855	3,522,551	4,784,827
Net interest income before provision for loan losses	15,347,509	14,930,480	14,568,052
Provision for loan losses	515,000	300,000	430,000
Net interest income after provision for loan losses	14,832,509	14,630,480	14,138,052
NONINTEREST INCOME
Customer service fees	849,984	821,072	803,251
Other noninterest income	57,148	62,457	64,519
Net gains from sale of securities	700,390	652,421	—
Net gains from sale of loans and other assets	211,819	403,569	151,710
Total noninterest income	1,819,341	1,939,519	1,019,480
NONINTEREST EXPENSES
Salaries and employee benefits	7,054,474	6,555,059	6,327,226
Net occupancy and equipment expense	1,230,099	1,335,126	1,447,204
Depository insurance	640,097	644,918	803,902
Foreclosed assets, net	1,841,575	2,001,755	1,100,670
Other operating expenses	3,233,318	3,309,532	3,498,867
Total noninterest expenses	13,999,563	13,846,390	13,177,869
Income before income tax expense	2,652,287	2,723,609	1,979,663
Income tax expense	1,014,005	1,042,800	577,600
Net income	1,638,282	1,680,809	1,402,063
Preferred stock dividend requirements	1,500,000	1,500,000	1,229,780
Accretion of preferred stock discount	71,382	71,381	63,924
Net income available to common stockholders	$66,900	$109,428	$108,359
EARNINGS PER COMMON SHARE
Basic	$0.01	$0.02	$0.02
Diluted	0.01	0.02	0.02

The Notes to Consolidated Financial Statements are an integral part of these statements.

CORNERSTONE BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Years Ended December 31, 2014, 2013, and 2012

	2014	2013	2012
Net income	$1,638,282	$1,680,809	$1,402,063
Other comprehensive income, net of tax:
Unrealized holding gains (losses) arising during the year, net of tax (expense) benefit of $(289,804), $492,528 and $(203,643) in 2014, 2013 and 2012, respectively	472,836	(803,598)	332,259
Reclassification adjustment for gains included in net income, net of tax expense of $266,148 and $247,920 in 2014 and 2013, respectively	(434,242)	(404,501)	—
Total other comprehensive income (loss)	38,594	(1,208,099)	332,259
Comprehensive income	$1,676,876	$472,710	$1,734,322

The Notes to Consolidated Financial Statements are an integral part of these statements.

CORNERSTONE BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
Years Ended December 31, 2014, 2013, and 2012

	Preferred Stock	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders’ Equity
BALANCE, December 31, 2011	$9,899,544	$6,500,396	$21,316,438	$(3,627,208)	$1,119,135	$35,208,305
Stock compensation expense	—	—	74,048	—	—	74,048
Issuance of Series A Convertible Preferred Stock	4,858,078	—	—	—	—	4,858,078
Preferred stock dividends paid	—	—	—	(985,917)	—	(985,917)
Accretion on preferred stock	63,924	—	—	(63,924)	—	—
Net income	—	—	—	1,402,063	—	1,402,063
Unrealized holding gains on securities available for sale, net of reclassification adjustment and taxes	—	—	—	—	332,259	332,259
BALANCE, December 31, 2012	14,821,546	6,500,396	21,390,486	(3,274,986)	1,451,394	40,888,836
Stock compensation expense	—	—	129,056	—	—	129,056
Issuance of common stock, 46,678 shares	—	46,678	30,341	—	—	77,019
Preferred stock dividends paid	—	—	—	(1,433,893)	—	(1,433,893)
Accretion on preferred stock	71,381	—	—	(71,381)	—	—
Net income	—	—	—	1,680,809	—	1,680,809
Unrealized holding gains (losses) on securities available for sale, net of reclassification adjustment	—	—	—	—	(1,208,099)	(1,208,099)
BALANCE, December 31, 2013	14,892,927	6,547,074	21,549,883	(3,099,451)	243,295	40,133,728
Stock compensation expense	—	—	160,500	—	—	160,500
Issuance of common stock, 80,324 shares	—	80,324	110,677	—	—	191,001
Preferred stock dividends paid	—	—	—	(1,500,000)	—	(1,500,000)
Accretion on preferred stock	71,382	—	—	(71,382)	—	—
Net income	—	—	—	1,638,282	—	1,638,282
Unrealized holding gains on securities available for sale, net of reclassification adjustment	—	—	—	—	38,594	38,594
BALANCE, December 31, 2014	$14,964,309	$6,627,398	$21,821,060	$(3,032,551)	$281,889	$40,662,105

The Notes to Consolidated Financial Statements are an integral part of these statements.

CORNERSTONE BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2014, 2013, and 2012

	2014	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$1,638,282	$1,680,809	$1,402,063
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	413,496	506,902	529,001
Provision for loan losses	515,000	300,000	430,000
Stock compensation expense	160,500	129,056	74,048
Gains from sale of securities	(700,390)	(652,421)	—
Net gains from sale of loans and other assets	(211,819)	(403,569)	(151,710)
Loss from sale and write-downs of foreclosed assets	1,412,960	1,687,965	899,534
Deferred income taxes	540,748	105,340	(383,150)
Changes in other operating assets and liabilities:
Accrued interest receivable	(164,974)	235,853	113,680
Accrued interest payable	(10,395)	(38,238)	9,855
Other assets and liabilities	(51,955)	869,860	1,720,001
Net cash provided by operating activities	3,541,453	4,421,557	4,643,322
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from security sales, maturities, and paydowns:
Securities available for sale	21,406,610	34,902,675	43,951,252
Securities held to maturity	8,715	10,892	24,032
Purchase of securities available for sale	(15,676,305)	(52,397,426)	(33,522,131)
Distribution from equity investment	2,393,603	—	—
Loan originations and principal collections, net	(6,054,571)	(13,018,303)	(15,789,776)
Purchase of bank premises and equipment	(228,252)	(14,253)	(160,164)
Proceeds from sale of bank premises and equipment and foreclosed assets	3,658,254	3,422,717	2,328,625
Net cash provided by (used in) investing activities	5,508,054	(27,093,698)	(3,168,162)
CASH FLOWS FROM FINANCING ACTIVITIES
Net (decrease) increase in deposits	(32,759,912)	(3,466,216)	30,838,649
Increase (decrease) in federal funds purchased and securities sold under agreements to repurchase	6,435,388	3,386,730	(9,803,423)
Proceeds from Federal Home Loan Bank advances	16,000,000	—	—
Repayment of Federal Home Loan Bank advances	(5,000,000)	(10,000,000)	(5,000,000)
Repayment of other borrowings	(1,740,000)	(435,000)	(870,000)
Payment of dividends	(1,500,000)	(1,433,893)	(985,917)
Issuance of common stock	191,001	77,019	—
Issuance of preferred stock	—	—	4,858,078
Net cash (used in) provided by financing activities	(18,373,523)	(11,871,360)	19,037,387
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(9,324,016)	(34,543,501)	20,512,547
CASH AND CASH EQUIVALENTS, beginning of year	24,851,737	59,395,238	38,882,691
CASH AND CASH EQUIVALENTS, end of year	$15,527,721	$24,851,737	$59,395,238

The Notes to Consolidated Financial Statements are an integral part of these statements.

CORNERSTONE BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS – (continued)
Years Ended December 31, 2014, 2013, and 2012

	2014	2013	2012
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the period for interest	$2,800,250	$3,560,789	$4,774,972
Cash paid during the period for taxes	767,687	1,107,997	965,888
NONCASH INVESTING AND FINANCING ACTIVITIES
Acquisition of real estate through foreclosure	$1,681,157	$1,672,659	$8,530,357
Financed sales of foreclosed assets	1,538,976	$3,939,495	$3,484,160

The Notes to Consolidated Financial Statements are an integral part of these statements.

CORNERSTONE BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014, 2013, and 2012

Note 1. Summary of Significant Accounting Policies

The accounting and reporting policies of Cornerstone Bancshares, Inc. and subsidiary (Cornerstone) conform with United States generally accepted accounting principles (U.S. GAAP) and practices within the banking industry. The Financial Accounting Standards Board (FASB) has adopted the FASB Accounting Standards Codification (ASC) as the single source of authoritative nongovernmental U.S. GAAP. Rules and interpretive releases of the Securities and Exchange Commission (SEC) are also sources of authoritative U.S. GAAP for SEC registrants. The policies that materially affect financial position and results of operations are summarized as follows:

Nature of operations:

Cornerstone is a bank-holding company which owns all of the outstanding common stock of Cornerstone Community Bank (the Bank). The Bank provides a variety of financial services through five full service branch locations in Chattanooga, Tennessee and a loan production office in Dalton, Georgia. The Bank’s primary deposit products are demand deposits, savings accounts, and certificates of deposit. Its primary lending products are commercial loans, real estate loans, and installment loans.

Principles of consolidation:

The consolidated financial statements include the accounts of Cornerstone and the Bank. All material intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates:

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of deferred tax assets, other-than-temporary impairments of securities, valuation of foreclosed assets, and the fair value of financial instruments.

Significant group concentrations of credit risk:

Most of Cornerstone’s activities are with customers located in middle and eastern Tennessee. The types of securities that Cornerstone invests in are included in Note 4. The types of lending Cornerstone engages in are included in Note 5. Cornerstone does not have any significant concentrations to any one industry or customer.

Commercial real estate, including commercial construction loans, represented 55 percent and 54 percent of the loan portfolio at December 31, 2014 and 2013, respectively.

At December 31, 2014, there were no concentrations of deposits. At December 31, 2013, Cornerstone had a concentration in deposits of one customer totaling approximately $20,204,000. This balance accounted for approximately 6 percent of total deposits at December 31, 2013.

Securities:

Debt securities are classified as held to maturity when the Bank has the intent and ability to hold the securities to maturity. Securities held to maturity are carried at amortized cost. The amortization of premiums and accretion of discounts are recognized in interest income using methods approximating the interest method over the period to maturity.

Debt securities not classified as held to maturity are classified as available for sale. Securities available for sale are carried at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Realized gains and losses on securities available for sale are included in other

CORNERSTONE BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014, 2013, and 2012

Note 1. Summary of Significant Accounting Policies  – (continued)

income and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income. Gains and losses on sales of securities are determined using the specific-identification method. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities.

The Bank conducts a regular assessment of its securities portfolio to determine whether any are other-than-temporarily impaired. In estimating other-than-temporary impairment losses, management considers, among other factors, the length of time and extent to which the fair value has been less than cost, the financial condition and near term prospects of the issuer, and the intent and ability of the Bank to retain its investment for a period of time sufficient to allow for any anticipated recovery. The term “other-than-temporary” is not intended to indicate that the decline is permanent, but indicates that the prospects for a near-term recovery of value is not necessarily favorable, or that there is a lack of evidence to support a realizable value equal to or greater than the carrying value of the investment. Once a decline in value for a debt security is determined to be other-than-temporary, the other-than-temporary impairment is separated into (a) the amount of the total other-than-temporary impairment related to a decrease in cash flows expected to be collected from the debt security (the credit loss) and (b) the amount of the total other-than-temporary impairment related to all other factors. The amount of the total other-than-temporary impairment related to the credit loss is recognized in earnings. The amount of the total other-than-temporary impairment related to all other factors is recognized in other comprehensive income.

Federal Home Loan Bank stock:

Cornerstone, as a member of the Federal Home Loan Bank (FHLB) system, is required to maintain an investment in capital stock of the FHLB. Based on redemption provisions of the FHLB, the stock has no quoted market value and is carried at cost. At its discretion, the FHLB may declare dividends on the stock. Management reviews for impairment based on the ultimate recoverability of the cost basis in the FHLB stock.

Loans:

Cornerstone grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by real estate loans secured by properties located in Chattanooga, Tennessee and surrounding areas. The ability of Cornerstone’s debtors to honor their contracts is dependent on the real estate and economic conditions in these areas.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity are stated at unpaid principal balances, less the allowance for loan losses and net deferred loan fees and costs. When applicable, mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate.

Interest income is accrued based on the unpaid principal balance. Loan origination and commitment fees, as well as certain direct origination costs, are deferred and amortized as a yield adjustment over the lives of the related loans using the interest method. Amortization of deferred loan fees is discontinued when a loan is placed on nonaccrual status.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Credit card loans and other consumer loans are typically charged off no later than 120 days past due. Past due status is based on contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for

CORNERSTONE BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014, 2013, and 2012

Note 1. Summary of Significant Accounting Policies  – (continued)

return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

A troubled-debt restructuring (TDR) is a loan that the Bank has granted a concession to the borrower, which would not otherwise be considered due to the borrower experiencing financial difficulty. If a loan is in nonaccrual status before it is determined to be a TDR, then the loan remains in nonaccrual status. TDR loans in nonaccrual status may be returned to accrual status if there has been at least a six month sustained period of repayment performance by the borrower. When the Bank modifies the terms of an existing loan that is not considered a TDR, the Bank accounts for the loan modification as a new loan if the terms of the new loan resulting from the refinancing or restructuring are at least as favorable to the Bank as the terms for comparable loans to other customers with similar risk characteristics who are not undergoing a refinancing or restructuring and the modifications are more than minor.

Allowance for loan losses:

The allowance for loan losses is maintained at a level that management believes to be adequate to absorb probable losses in the loan portfolio. Loan losses are charged against the allowance when management believes that the full collectability of the loan is unlikely. As such, a loan may be partially charged-off after a “confirming event” has occurred, which serves to validate that full repayment pursuant to the terms of the loan is unlikely. Subsequent recoveries are credited to the allowance.

Management’s determination of the adequacy of the allowance is based on an evaluation of the portfolio, current economic conditions, volume, growth, composition of the loan portfolio, homogeneous pools of loans, risk ratings of specific loans, historical loan loss factors, loss experience of various loan segments, identified impaired loans, and other factors related to the portfolio. This evaluation is performed at least quarterly and is inherently subjective, as it requires material estimates that are susceptible to significant change including the amounts and timing of future cash flows expected to be received on any impaired loans.

As part of management’s quarterly assessment of the allowance, management divides the loan portfolio into five segments: commercial real estate-mortgage (includes owner-occupied and all other), consumer real estate-mortgage, construction and land development, commercial and industrial, and consumer and other. Each segment is then analyzed such that a specific and general allocation of the allowance is estimated for each loan segment.

The general component involves the use of a historic loss model to estimate losses inherent in the loan portfolio. The model includes each of the five loan portfolio segments and utilizes the incurred losses over the last ten quarters to estimate inherent losses. The historic loss percentages derived from this model are then applied to the outstanding non-impaired loan balance for each loan category. The amounts for each loan category are then summed to determine the amount of loan loss allowance required.

The estimated general loan loss allocation for all five loan portfolio segments is then adjusted for management’s estimate of probable losses for several environmental factors. The allocation for environmental factors is particularly subjective. This amount represents estimated probable inherent credit losses which exist, but have not yet been identified, as of the balance sheet date, and is based upon quarterly trend assessments in delinquent and nonaccrual loans, unanticipated charge-offs, credit concentration changes, prevailing economic conditions, changes in lending personnel experience, changes in lending policies or procedures, and other influencing factors. These environmental factors are considered for each of the loan segments and the general allowance allocation, as determined by the processes noted above for each component, is increased or decreased based on the incremental assessment of these various environmental factors.

The Bank’s allowance for loan losses includes a specific allocation for loans classified as impaired. In assessing the adequacy of the allowance, Cornerstone considers the results of our ongoing independent loan review process. Cornerstone undertakes this process both to ascertain whether there are loans in the portfolio

CORNERSTONE BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014, 2013, and 2012

Note 1. Summary of Significant Accounting Policies  – (continued)

whose credit quality has weakened over time and to assist in the overall evaluation of the risk characteristics of the entire loan portfolio. Cornerstone’s loan review process includes the judgment of management, independent loan reviewers, and reviews that may have been conducted by third-party reviewers. Cornerstone incorporates relevant loan review results in the loan impairment determination. For each impaired loan, management determines the impaired amount and assigns a specific reserve. In addition, regulatory agencies, as an integral part of their examination process, will periodically review Cornerstone’s allowance for loan losses and may require the company to record adjustments to the allowance based on their judgment about information available to them at the time of their examinations.

A loan is considered impaired when, based on current information and events, it is probable that Cornerstone will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, Cornerstone does not separately identify individual consumer loans for impairment disclosures, unless such loans are the subject of a restructuring agreement due to financial difficulties of the borrower.

Derivative loan commitments:

Mortgage loan commitments are referred to as derivative loan commitments if the loan that will result from exercise of the commitment will be held for sale upon funding. Loan commitments that are derivatives are recognized at fair value on the consolidated balance sheet in derivative assets or derivative liabilities with changes in their fair values recorded in net gains on sales of loans.

Cornerstone records a zero value for the loan commitment at inception, when the commitment is issued to a borrower. Subsequent to inception, changes in the fair value of the loan commitment are recognized based on changes in the fair value of the underlying mortgage loan due to interest rate changes, changes in the probability the derivative loan commitment will be exercised, and the passage of time. In estimating fair value, Cornerstone assigns a probability to a loan commitment based on an expectation that it will be exercised and the loan will be funded.

Premises and equipment:

Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation computed on the straight-line and declining balance methods over the estimated useful lives of the assets or the expected terms of the leases, if shorter. Expected terms include lease option periods to the extent that the exercise of such options is reasonably assured. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized. Gains and losses on dispositions are included in noninterest income.

Years
Buildings and improvements	10 – 40
Furniture, fixtures, and equipment	3 – 10

CORNERSTONE BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014, 2013, and 2012

Note 1. Summary of Significant Accounting Policies  – (continued)

Investment in partnership:

Cornerstone’s investment in a partnership consists of an equity interest in a lending partnership for the purposes of investing in the New Market Tax Credit Program. This program permits taxpayers to claim a credit against federal income taxes for Qualified Equity Investments made to acquire stock or a capital interest in designated Community Development Entities (CDEs). These designated CDEs must use substantially all (defined as 85 percent) of these proceeds to make qualified low-income community investments.

Cornerstone uses the equity method when it owns an interest in a partnership and can exert significant influence over the partnership’s operations but cannot control the partnership’s operations. Under the equity method, Cornerstone’s ownership interest in the partnership’s capital is reported as an investment on its consolidated balance sheets and Cornerstone’s allocable share of the income or loss from the partnership is reported in noninterest income or expense in the consolidated statements of income. Cornerstone ceases recording losses on an investment in partnership when the cumulative losses and distributions from the partnership exceed the carrying amount of the investment and any advances made by Cornerstone. After Cornerstone’s investment in such partnership reaches zero, cash distributions received from these investments are recorded as income.

Foreclosed assets:

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less cost to sell at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenues and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets.

Securities sold under agreements to repurchase:

Cornerstone enters into sales of securities under agreements to repurchase identical securities the next day. Securities sold under agreements to repurchase amounted to $19,409,506 at December 31, 2014, mature on a daily basis, and are secured by securities available for sale with a fair value of approximately $24,207,000.

Income taxes:

Cornerstone accounts for income taxes in accordance with income tax accounting guidance in ASC Topic 740. The income tax accounting guidance results in two components of income tax expense — current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to taxable income or loss. Cornerstone determines deferred income taxes using the liability method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities. Cornerstone’s deferred taxes relate primarily to differences between the basis of the allowance for loan losses, foreclosed assets, and accumulated depreciation. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Cornerstone files consolidated income tax returns with its subsidiary. With few exceptions, Cornerstone is no longer subject to tax examinations by tax authorities for years before 2011.

Cornerstone recognizes deferred tax assets if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. Cornerstone follows the statutory requirements for its income tax accounting and generally avoids risks associated with potentially problematic tax positions that may be challenged upon examination. Cornerstone recognizes interest and penalties on income taxes as a component of income tax expense.

CORNERSTONE BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014, 2013, and 2012

Note 1. Summary of Significant Accounting Policies  – (continued)

Transfers of financial assets:

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over assets is deemed to be surrendered when (1) the assets have been isolated from Cornerstone, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) Cornerstone does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity, or the ability to unilaterally cause the holder to return specific assets.

Advertising costs:

Cornerstone expenses all advertising costs as incurred. Advertising expense was $112,864, $89,859 and $89,068 for the years ended December 31, 2014, 2013 and 2012, respectively.

Statements of cash flows:

Cornerstone considers all cash and amounts due from depository institutions, interest-bearing deposits at other financial institutions, and federal funds sold to be cash equivalents for purposes of the statements of cash flows.

Stock option plan:

Cornerstone recognizes compensation cost relating to share-based payment transactions in accordance with ASC Topic 718. Compensation cost has been measured based on the grant date fair value of the equity or liability instruments issued. Compensation cost is calculated and recognized over the employee service period, generally defined as the vesting period. Cornerstone uses a stock option pricing model to determine the fair value of the award on the grant date.

Segment reporting:

ASC Topic 280, “Segment Reporting,” provides for the identification of reportable segments on the basis of distinct business units and their financial information to the extent such units are reviewed by an entity’s chief decision maker (which can be an individual or group of management persons). ASC Topic 280 permits aggregation or combination of segments that have similar characteristics. In Cornerstone’s operations, each bank branch is viewed by management as being a separately identifiable business or segment from the perspective of monitoring performance and allocation of financial resources. Although the branches operate independently and are managed and monitored separately, each is substantially similar in terms of business focus, type of customers, products, and services. Accordingly, Cornerstone’s consolidated financial statements reflect the presentation of segment information on an aggregated basis in one reportable segment.

Earnings per common share:

Basic earnings per common share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per common share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by Cornerstone relate solely to outstanding stock options and are determined using the treasury stock method.

Variable interest entities:

An entity is referred to as a variable interest entity (VIE) if it meets the criteria outlined in ASC Topic 810, which are: (1) the entity has equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties or (2) the entity has equity investors that cannot make significant decisions about the entity’s operations or that do not absorb the expected losses or receive

CORNERSTONE BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014, 2013, and 2012

Note 1. Summary of Significant Accounting Policies  – (continued)

the expected returns of the entity. A VIE must be consolidated by Cornerstone if it is deemed to be the primary beneficiary of the VIE, which is the party involved with the VIE that has a majority of the expected losses, expected residual returns, or both. At December 31, 2013, Cornerstone had an investment in Appalachian Fund for Growth II Partnership that qualified as an unconsolidated VIE. This equity investment was distributed to the owners in 2014.

Comprehensive income:

Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains on securities available for sale and unrealized losses related to factors other than credit losses on debt securities.

Off-balance sheet credit related financial instruments:

In the ordinary course of business, Cornerstone has entered into commitments to extend credit, including commitments under credit card arrangements, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded when they are funded.

Subsequent events:

Cornerstone has evaluated subsequent events for potential recognition and/or disclosures in the consolidated financial statements and accompanying notes included in this Annual Report on Form 10-K.

Note 2. Preferred Stock

During 2010, Cornerstone initiated a preferred stock offering, which ended on December 31, 2012. Specifics of the preferred stock offering were as follows:

•	Issuance of 600,000 shares of Series A Convertible Preferred Stock at a price of $25.00 per share.
•	The annual cash dividend on each share of Series A Preferred Stock is $2.50, which is equal to 10% of the original issue price of $25.00 per share, and is payable quarterly in arrears, if, as, and when declared on the 15th day of February, May, August, and November that immediately follows the end of the dividend period to which such dividends relate. Any dividend payable on shares of Series A Preferred Stock that is not declared by our board of directors or paid will accumulate.
•	Each share of Series A Preferred Stock will be convertible at the shareholder’s option at any time into five (5) shares of our common stock reflecting an initial conversion price of $5.00 per share of common stock. The shares of Series A Preferred Stock are also convertible at Cornerstone’s option, in whole or in part, into shares of Cornerstone’s common stock at the conversion rate, at any time on or after July 31, 2015, if the closing price of Cornerstone’s common stock equals or exceeds 150% of the conversion price on each of the thirty (30) consecutive trading days immediately preceding the date Cornerstone gives notice of its election to so convert.
•	Subject to prior regulatory approval, each share of Series A Preferred Stock is redeemable by Cornerstone, in whole or in part, at any time after July 31, 2015, for a redemption price of $25.00 per share plus any accumulated and unpaid dividends.

At December 31, 2014 and 2013, the preferred stock dividends accumulated for each period, which were not declared, totaled $750,000 for each year.

CORNERSTONE BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014, 2013, and 2012

Note 3. Restrictions on Cash and Due From Banks

The Bank is required to maintain balances on hand or with the Federal Reserve Bank based on a percentage of deposits. At December 31, 2014 and 2013, these reserve balances were approximately $672,000 and $724,000, respectively.

Note 4. Securities

Securities have been classified in the balance sheet according to management’s intent as either securities held to maturity or securities available for sale. The amortized cost and approximate fair value of securities at December 31, 2014 and 2013, are as follows:

	December 31, 2014
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Debt securities available for sale:
U.S. Government agencies	$560,183	$2,840	$—	$563,023
State and municipal securities	7,028,388	302,697	—	7,331,085
Mortgage-backed securities:
Residential mortgage guaranteed by GNMA or FNMA	16,852,496	44,954	(9,179)	16,888,271
Collateralized mortgage obligations issued or guaranteed by U.S. Government agencies or sponsored agencies	62,278,948	273,571	(141,989)	62,410,530
	$86,720,015	$624,062	$(151,168)	$87,192,909
Debt securities held to maturity:
Mortgage-backed securities:
Residential mortgage guaranteed by GNMA or FNMA	$25,428	$274	$—	$25,702

	December 31, 2013
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Debt securities available for sale:
U.S. Government agencies	$3,433,216	$48,119	$—	$3,481,335
State and municipal securities	14,908,761	425,021	(84,544)	15,249,238
Mortgage-backed securities:
Residential mortgage guaranteed by GNMA or FNMA	7,047,076	85,203	—	7,132,279
Collateralized mortgage obligations issued or guaranteed by U.S. Government agencies or sponsored agencies	66,408,975	205,025	(268,180)	66,345,820
	$91,798,028	$763,368	$(352,724)	$92,208,672
Debt securities held to maturity:
Mortgage-backed securities:
Residential mortgage guaranteed by GNMA or FNMA	$34,165	$862	$—	$35,027

CORNERSTONE BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014, 2013, and 2012

Note 4. Securities  – (continued)

U.S. Government sponsored agencies include entities such as Federal National Mortgage Association, Federal Home Loan Mortgage Corporation, and Government National Mortgage Association.

At December 31, 2014 and 2013, securities with a carrying value of approximately $12,612,000 and $14,385,000, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

At December 31, 2014 and 2013, the carrying amount of securities pledged to secure repurchase agreements was approximately $24,207,000 and $25,521,000, respectively.

At December 31, 2014 and 2013, securities with a carrying value of approximately $18,705,000 and $20,140,000, respectively, were pledged to the Federal Home Loan Bank as collateral for the Bank’s borrowings.

At December 31, 2014 and 2013, the Bank had pledged securities with a carrying amount of approximately $13,037,000 and $11,978,000, respectively, to other financial institutions as collateral for federal funds purchased.

The amortized cost and fair value of securities at December 31, 2014, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Securities Available for Sale		Securities Held to Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$—	$—	$—	$—
Due from one year to five years	898,930	934,341	—	—
Due from five years to ten years	2,831,489	2,931,593	—	—
Due after ten years	3,858,152	4,028,174	—	—
	7,588,571	7,894,108	—	—
Mortgage-backed securities	79,131,444	79,298,801	25,428	25,702
	$86,720,015	$87,192,909	$25,428	$25,702

For the year ended December 31, 2014, there were available for sale securities sold with proceeds totaling $12,240,478 which resulted in gross gains realized of $700,390. For the year ended December 31, 2013, there were available for sale securities sold with proceeds totaling $8,171,961 which resulted in gross gains realized of $652,421. For the year ended December 31, 2012, there were no securities sold.

CORNERSTONE BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014, 2013, and 2012

Note 4. Securities  – (continued)

The following tables present gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities available for sale have been in a continuous unrealized loss position, at December 31, 2014 and 2013:

	As of December 31, 2014
	Less than 12 Months		12 Months or Greater		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Mortgage-backed securities:
Residential mortgage guaranteed by GNMA or FNMA	$7,018,137	$(9,179)	$—	$—	$7,018,137	$(9,179)
Collateralized mortgage obligations issued or guaranteed by U.S. Government agencies or sponsored agencies	9,504,525	(52,831)	17,546,169	(89,158)	27,050,694	(141,989)
	$16,522,662	$(62,010)	$17,546,169	$(89,158)	$34,068,831	$(151,168)

	As of December 31, 2013
	Less than 12 Months		12 Months or Greater		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
State and municipal securities	$3,025,250	$(84,544)	$—	$—	$3,025,250	$(84,544)
Mortgage-backed securities:
Collateralized mortgage obligations issued or guaranteed by U.S. Government agencies or sponsored agencies	27,782,942	(221,827)	8,761,049	(46,353)	36,543,991	(268,180)
	$30,808,192	$(306,371)	$8,761,049	$(46,353)	$39,569,241	$(352,724)

Upon acquisition of a security, Cornerstone determines the appropriate impairment model that is applicable. If the security is a beneficial interest in securitized financial assets, Cornerstone uses the beneficial interests in securitized financial assets impairment model. If the security is not a beneficial interest in securitized financial assets, Cornerstone uses the debt and equity securities impairment model. Cornerstone conducts periodic reviews to evaluate each security to determine whether an other-than-temporary impairment has occurred. Cornerstone does not have any securities that have been classified as other-than-temporarily impaired at December 31, 2014.

At December 31, 2014, the significant categories of temporarily impaired securities, and management’s evaluation of those securities are as follows:

Mortgage-backed securities:  At December 31, 2014, twelve investments in residential mortgage-backed securities had unrealized losses. This impairment is believed to be caused by the current interest rate environment. The contractual cash flows of those investments are guaranteed or issued by an agency of the U.S. Government. Because the decline in market value is attributable to the current interest rate environment and not credit quality, and because Cornerstone does not intend to sell the investments and it is not more likely than not that Cornerstone will be required to sell the investments before recovery of their amortized cost bases, which may be maturity, Cornerstone does not deem those investments to be other-than-temporarily impaired at December 31, 2014.

CORNERSTONE BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014, 2013, and 2012

Note 5. Loans and Allowance for Loan Losses

At December 31, 2014 and 2013, the Bank’s loans consist of the following (in thousands):

	2014	2013
Commercial real estate-mortgage:
Owner-occupied	$68,581	$65,747
All other	74,587	64,052
Consumer real estate-mortgage	76,907	76,315
Construction and land development	34,449	41,597
Commercial and industrial	37,863	38,999
Consumer and other	2,977	2,730
Total loans	295,364	289,440
Less: Allowance for loan losses	(3,495)	(3,203)
Loans, net	$291,869	$286,237

The following describe risk characteristics relevant to each of the portfolio segments:

Real estate:

As discussed below, Cornerstone offers various types of real estate loan products. All loans within this portfolio segment are particularly sensitive to the valuation of real estate:

•	Commercial real estate-mortgage loans include owner-occupied commercial real estate loans and other commercial real estate loans. Owner-occupied commercial real estate loans to operating businesses are long-term financing of land and buildings. Other commercial real estate loans are generally secured by income producing properties.
•	Consumer real estate-mortgage loans include loans secured by 1-4 family and multifamily residential properties. These loans are repaid by various means such as a borrower’s income, sale of the property, or rental income derived from the property.
•	Construction and land development loans include extensions of credit to real estate developers or investors where repayment is dependent on the sale of the real estate or income generated from the real estate collateral. These loans are repaid through cash flow related to the operations, sale, or refinance of the underlying property. This portfolio segment also includes owner-occupied construction loans for commercial businesses for the development of land or construction of a building. These loans are repaid by cash flow generated from the business operation. Real estate loans for income-producing properties such as apartment buildings, office and industrial buildings, and retail shopping centers are repaid from rent income derived from the properties.

Commercial and industrial:

The commercial and industrial loans include those loans to commercial customers for use in normal business operations to finance working capital needs, equipment purchases, or expansion projects. Loans are repaid by business cash flows. Collection risk in this portfolio is driven by the creditworthiness of the underlying borrower, particularly cash flows from the customers’ business operations.

CORNERSTONE BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014, 2013, and 2012

Note 5. Loans and Allowance for Loan Losses  – (continued)

Consumer and other:

The consumer loan portfolio segment includes direct consumer installment loans, overdrafts and other revolving credit loans, and educational loans. Loans in this portfolio are sensitive to unemployment and other key consumer economic measures.

	2014	2013	2012
An analysis of the allowance for loan losses follows:
Balance, beginning of year	$3,203,158	$6,141,281	$7,400,049
Provision for loan losses	515,000	300,000	430,000
Charge-offs	(1,581,992)	(4,708,605)	(2,868,576)
Recoveries	1,358,963	1,470,482	1,179,808
Balance, end of year	$3,495,129	$3,203,158	$6,141,281

Cornerstone follows the loan impairment accounting guidance in ASC Topic 310. A loan is considered impaired when, based on current information and events, it is probable that Cornerstone will be unable to collect all amounts due from the borrower in accordance with the contractual terms of the loan. Impaired loans include nonperforming loans and loans modified in troubled debt restructurings where concessions have been granted to borrowers experiencing financial difficulties. These concessions could include a reduction in interest rates, payment extensions, forgiveness of principal, forbearance or other actions intended to maximize collections.

The composition of loans by loan classification for impaired and performing loans at December 31, 2014 and 2013, is summarized in the tables below (in thousands):

As of December 31, 2014:

	Commercial Real Estate- Mortgage	Consumer Real Estate- Mortgage	Construction and Land Development	Commercial and Industrial	Consumer and Other	Total
Performing loans	$138,711	$74,828	$33,696	$36,314	$2,977	$286,526
Impaired loans	4,457	2,079	753	1,549	—	8,838
Total	$143,168	$76,907	$34,449	$37,863	$2,977	$295,364

As of December 31, 2013:

	Commercial Real Estate- Mortgage	Consumer Real Estate- Mortgage	Construction and Land Development	Commercial and Industrial	Consumer and Other	Total
Performing loans	$121,817	$72,868	$41,228	$37,007	$2,730	$275,650
Impaired loans	7,982	3,447	369	1,992	—	13,790
Total	$129,799	$76,315	$41,597	$38,999	$2,730	$289,440

CORNERSTONE BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014, 2013, and 2012

Note 5. Loans and Allowance for Loan Losses  – (continued)

The following tables show the allowance for loan losses allocation by loan classification for impaired and performing loans as of December 31, 2014 and 2013 (in thousands):

As of December 31, 2014:

	Commercial Real Estate- Mortgage	Consumer Real Estate- Mortgage	Construction and Land Development	Commercial and Industrial	Consumer and Other	Total
Allowance related to:
Performing loans	$1,191	$1,082	$130	$361	$35	$2,799
Impaired loans	404	15	—	277	—	696
Total	$1,595	$1,097	$130	$638	$35	$3,495

As of December 31, 2013:

	Commercial Real Estate- Mortgage	Consumer Real Estate- Mortgage	Construction and Land Development	Commercial and Industrial	Consumer and Other	Total
Allowance related to:
Performing loans	$1,051	$927	$319	$297	$45	$2,639
Impaired loans	498	11	—	55	—	564
Total	$1,549	$938	$319	$352	$45	$3,203

The following tables detail the changes in the allowance for loan losses during December 31, 2014 and 2013, by loan classification (in thousands):

As of December 31, 2014:

	Commercial Real Estate- Mortgage	Consumer Real Estate- Mortgage	Construction and Land Development	Commercial and Industrial	Consumer and Other	Total
Balance, beginning of year	$1,549	$938	$319	$352	$45	$3,203
Provision for loan losses	360	731	(902)	336	(10)	515
Charge-offs	(470)	(896)	(58)	(108)	(50)	(1,582)
Recoveries	156	324	771	58	50	1,359
Balance, end of year	$1,595	$1,097	$130	$638	$35	$3,495

As of December 31, 2013:

	Commercial Real Estate- Mortgage	Consumer Real Estate- Mortgage	Construction and Land Development	Commercial and Industrial	Consumer and Other	Total
Balance, beginning of year	$2,549	$1,528	$1,241	$809	$14	$6,141
Provision for loan losses	811	11	(787)	143	122	300
Charge-offs	(1,879)	(842)	(1,193)	(699)	(96)	(4,709)
Recoveries	68	241	1,058	99	5	1,471
Balance, end of year	$1,549	$938	$319	$352	$45	$3,203

CORNERSTONE BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014, 2013, and 2012

Note 5. Loans and Allowance for Loan Losses  – (continued)

Credit quality indicators:

Federal regulations require the Bank to review and classify its assets on a regular basis. To fulfill this requirement, the Bank systematically reviews its loan portfolio to ensure the Bank’s large loan relationships are being maintained within its loan policy guidelines, remain properly underwritten, and are properly classified by loan grade. This review process is performed by the Bank’s management, internal and external loan review, internal auditors, and state and federal regulators.

The Bank’s loan grading process is as follows:

•	All loans are assigned a loan grade at the time of origination by the relationship manager. Typically, a loan is assigned a loan grade of “pass” at origination.
•	Loans relationships greater than or equal to $500 thousand are reviewed by the Bank’s external loan review provider on an annual basis.
•	Additionally, the Bank’s external loan review provider samples other loan relationships between $100 thousand and $500 thousand with an emphasis on commercial and commercial real estate loans and insider loans.
•	The Bank’s internal loan review department samples approximately 33 percent of all loan relationships less than $500 thousand on an annual basis for review.
•	If a loan is delinquent 60 days or more or a pattern of delinquency exists, the loan will be selected for review.
•	Generally, all loans on the Bank’s internal watchlist are reviewed annually by internal loan review or external loan review providers.

If a loan is classified as a problem asset, it will be assigned one of the following loan grades: substandard, doubtful, and loss. “Substandard” assets must have one or more defined weaknesses and are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. “Doubtful” assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified “loss” is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. The regulations also provide for a “special mention” category, described as assets which do not currently expose an institution to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving close attention. When the Bank classifies an asset as substandard or doubtful, a specific allowance for loan losses may be established.

CORNERSTONE BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014, 2013, and 2012

Note 5. Loans and Allowance for Loan Losses  – (continued)

The following tables outline the amount of each loan classification and the amount categorized into each risk rating as of December 31, 2014 and 2013 (in thousands):

As of December 31, 2014:

	Commercial Real Estate- Mortgage	Consumer Real Estate- Mortgage	Construction and Land Development	Commercial and Industrial	Consumer and Other	Total
Pass	$135,586	$72,753	$33,201	$32,684	$2,977	$277,201
Special mention	3,096	1,452	17	3,187	—	7,752
Substandard	4,486	2,702	1,231	1,992	—	10,411
	$143,168	$76,907	$34,449	$37,863	$2,977	$295,364

As of December 31, 2013:

	Commercial Real Estate- Mortgage	Consumer Real Estate- Mortgage	Construction and Land Development	Commercial and Industrial	Consumer and Other	Total
Pass	$119,398	$67,444	$40,850	$33,394	$2,730	$263,816
Special mention	3,538	3,536	73	3,468	—	10,615
Substandard	6,863	5,335	674	2,137	—	15,009
	$129,799	$76,315	$41,597	$38,999	$2,730	$289,440

After the Bank’s independent loan review department completes the loan grade assignment, a loan impairment analysis is performed on loans graded substandard or worse. The following tables present summary information pertaining to impaired loans by loan classification as of December 31, 2014, 2013, and 2012 (in thousands):

	At December 31, 2014			For the Year Ended December 31, 2014
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
Impaired loans without a valuation allowance:
Commercial real estate – mortgage	$2,428	$2,480	$—	$4,386	$127
Consumer real estate – mortgage	1,738	1,742	—	1,880	114
Construction and land development	753	766	—	462	44
Commercial and industrial	1,033	1,085	—	1,186	41
Consumer and other	—	—	—	—	—
Total	5,952	6,073	—	7,914	326
Impaired loans with a valuation allowance:
Commercial real estate – mortgage	2,029	2,029	404	683	98
Consumer real estate – mortgage	341	476	15	676	24
Construction and land development	—	—	—	—	—
Commercial and industrial	516	516	277	401	52
Consumer and other	—	—	—	—	—
Total	2,886	3,021	696	1,760	174
Total impaired loans	$8,838	$9,094	$696	$9,674	$500

CORNERSTONE BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014, 2013, and 2012

Note 5. Loans and Allowance for Loan Losses  – (continued)

	At December 31, 2013			For the Year Ended December 31, 2013
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
Impaired loans without a valuation allowance:
Commercial real estate – mortgage	$5,786	$5,854	$—	$4,657	$340
Consumer real estate – mortgage	2,177	2,202	—	2,669	96
Construction and land development	369	383	—	358	23
Commercial and industrial	1,563	1,621	—	1,857	60
Consumer and other	—	—	—	—	—
Total	9,895	10,060	—	9,541	519
Impaired loans with a valuation allowance:
Commercial real estate – mortgage	2,196	2,285	498	4,869	118
Consumer real estate – mortgage	1,270	1,281	11	1,353	90
Construction and land development	—	—	—	177	—
Commercial and industrial	429	430	55	597	53
Consumer and other	—	—	—	—	—
Total	3,895	3,996	564	6,996	261
Total impaired loans	$13,790	$14,056	$564	$16,537	$780

	At December 31, 2012			For the Year Ended December 31, 2012
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
Impaired loans without a valuation allowance:
Commercial real estate – mortgage	$3,406	$3,453	$—	$4,389	$180
Consumer real estate – mortgage	513	540	—	1,538	52
Construction and land development	244	251	—	358	19
Commercial and industrial	2,111	2,155	—	2,277	55
Consumer and other	—	—	—	—	—
Total	6,274	6,399	—	8,562	306
Impaired loans with a valuation allowance:
Commercial real estate – mortgage	5,807	5,848	2,230	6,616	215
Consumer real estate – mortgage	1,353	1,353	576	2,606	61
Construction and land development	706	706	460	642	49
Commercial and industrial	1,049	1,049	780	700	132
Consumer and other	—	—	—	—	—
Total	8,915	8,956	4,046	10,564	457
Total impaired loans	$15,189	$15,355	$4,046	$19,126	$763

CORNERSTONE BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014, 2013, and 2012

Note 5. Loans and Allowance for Loan Losses  – (continued)

The following tables present an aged analysis of past due loans as of December 31, 2014 and 2013 (in thousands):

As of December 31, 2014:

	30 – 89 Days Past Due and Accruing	Past Due 90 Days or More and Accruing	Nonaccrual	Total Past Due	Current Loans	Total Loans
Commercial real estate-mortgage:
Owner-occupied	$664	$—	$496	$1,160	$67,421	$68,581
All other	—	—	—	—	74,587	74,587
Consumer real estate-mortgage	419	—	1,134	1,553	75,354	76,907
Construction and land development	521	—	40	561	33,888	34,449
Commercial and industrial	54	—	1,195	1,249	36,614	37,863
Consumer and other	8	—	—	8	2,969	2,977
Total	$1,666	$—	$2,865	$4,531	$290,833	$295,364

As of December 31, 2013:

	30 – 89 Days Past Due and Accruing	Past Due 90 Days or More and Accruing	Nonaccrual	Total Past Due	Current Loans	Total Loans
Commercial real estate-mortgage:
Owner-occupied	$678	$—	$838	$1,516	$64,231	$65,747
All other	867	—	44	911	63,141	64,052
Consumer real estate-mortgage	419	—	1,006	1,425	74,890	76,315
Construction and land development	50	—	47	97	41,500	41,597
Commercial and industrial	201	—	1,631	1,832	37,167	38,999
Consumer and other	35	—	—	35	2,695	2,730
Total	$2,250	$—	$3,566	$5,816	$283,624	$289,440

Impaired loans also include loans that the Bank has elected to formally restructure when, due to the weakening credit status of a borrower, the restructuring may facilitate a repayment plan that seeks to minimize the potential losses that the Bank may have to otherwise incur. At December 31, 2014 and 2013, the Bank has loans of approximately $4,956,000 and $5,753,000, respectively, that were modified in troubled debt restructurings. Troubled commercial loans are restructured by specialists within our Special Asset department and all restructurings are approved by committees and credit officers separate and apart from the normal loan approval process. These specialists are trained to reduce the Bank’s overall risk and exposure to loss in the event of a restructuring through obtaining either or all of the following: improved documentation, additional guaranties, increase in curtailments, reduction in collateral terms, additional collateral, or other similar strategies.

CORNERSTONE BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014, 2013, and 2012

Note 5. Loans and Allowance for Loan Losses  – (continued)

The following tables present a summary of loans that were modified as troubled debt restructurings during the years ended December 31, 2014, 2013, and 2012 (amounts in thousands):

During the year ended December 31, 2014:

	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Commercial real estate-mortgage	3	$902	$902
Consumer real estate-mortgage	1	65	65

During the year ended December 31, 2013:

	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Commercial real estate-mortgage	2	$2,073	$2,073
Consumer real estate-mortgage	2	239	239
Construction and land development	3	728	728
Commercial and industrial	3	2,389	2,389

During the year ended December 31, 2012:

	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Commercial real estate-mortgage	5	$5,971	$5,971
Consumer real estate-mortgage	1	65	65
Construction and land development	3	1,178	1,178
Commercial and industrial	5	2,432	2,432

The Bank did not have any loans modified as troubled debt restructurings over the last twelve months that subsequently defaulted during the years ended December 31, 2014, 2013 and 2012.

In the ordinary course of business, the Bank has granted loans to principal officers and directors and their affiliates. Annual activity of these related party loans were as follows:

	2014	2013
Beginning balance	$1,380,170	$1,833,982
New loans	3,780,391	50,384
Repayments	(1,653,406)	(504,196)
Ending balance	$3,507,155	$1,380,170

CORNERSTONE BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014, 2013, and 2012

Note 6. Bank Premises and Equipment

A summary of bank premises and equipment at December 31, 2014 and 2013, is as follows:

	2014	2013
Land	$2,145,003	$2,145,003
Buildings and improvements	4,343,643	4,297,565
Furniture, fixtures and equipment	3,315,766	3,313,948
	9,804,412	9,756,516
Accumulated depreciation	(4,976,289)	(4,764,067)
	$4,828,123	$4,992,449

Depreciation expense for the years ended December 31, 2014, 2013 and 2012, amounted to $365,377, $420,287, and $461,905, respectively.

Certain bank facilities and equipment are leased under various operating leases. Total rent expense on these leases for the years ended December 31, 2014, 2013 and 2012, was $382,719, $390,464, and $390,571, respectively.

Future minimum rental commitments under non-cancelable leases are as follows:

2015	$348,455
2016	284,152
2017	83,570
2018	7,452
2019	6,831
Total	$730,460

Note 7. Time and Related-Party Deposits

At December 31, 2014, the scheduled maturities of time deposits are as follows (in thousands):

2015	$95,107
2016	23,981
2017	13,399
2018	7,833
2019	3,974
Total	$144,294

Deposits from related parties held by the Bank at December 31, 2014 and 2013, amounted to approximately $1,191,000 and $779,000, respectively.

As of December 31, 2014 and 2013, certificates of deposit equal to or greater than $100,000 amounted to approximately $87,166,000 and $81,234,000, respectively.

CORNERSTONE BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014, 2013, and 2012

Note 8. Income Taxes

Cornerstone files consolidated income tax returns with its subsidiary. Under the terms of a tax-sharing agreement, the subsidiary’s allocated portion of the consolidated tax liability is computed as if they were reporting income and expenses to the Internal Revenue Service as a separate entity.

Income tax expense in the consolidated statements of income for the years ended December 31, 2014, 2013 and 2012, consists of the following:

	2014	2013	2012
Current tax expense	$473,257	$937,460	$960,750
Deferred tax (benefit) expense related to:
Allowance for loan losses	(110,983)	244,565	(255,287)
Foreclosed assets	669,694	(219,483)	(58,692)
Other	(17,963)	80,258	(69,171)
Income tax expense	$1,014,005	$1,042,800	$577,600

Income tax expense is different from expected tax expense computed by multiplying income before income tax expense by the statutory federal income tax rates. These differences are reconciled as follows:

	2014	2013	2012
Expected tax at statutory rates	$901,778	$926,027	$673,085
Increase (decrease) resulting from tax effect of:
State income taxes, net of federal tax benefit	113,783	116,843	84,928
New market tax credits	—	—	(180,000)
Other	(1,556)	(70)	(413)
Income tax expense	$1,014,005	$1,042,800	$577,600

The components of the net deferred tax asset, included in other assets, are as follows:

	2014	2013
Deferred tax assets:
Deferred compensation	$71,791	$87,383
Deferred loan fees	41,861	43,838
Allowance for loan losses	1,337,472	1,226,489
Foreclosed assets	776,278	1,445,972
Other	40,890	—
	2,268,292	2,803,682
Deferred tax liabilities:
Depreciation	74,353	76,884
Life insurance	201,503	205,443
Net unrealized gain on securities available for sale	191,004	167,349
Other	—	11,826
	466,860	461,502
Net deferred tax asset	$1,801,432	$2,342,180

CORNERSTONE BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014, 2013, and 2012

Note 8. Income Taxes  – (continued)

ASC Topic 740, “Income Taxes,” clarifies the accounting for uncertainty in tax positions. ASC Topic 740 requires that Cornerstone recognize in its financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. Cornerstone recognized no interest and penalties assessed by taxing authorities on any underpayment of income tax for 2014, 2013, or 2012.

Note 9. Federal Home Loan Bank Advances and Other Borrowings

The Bank has agreements with the Federal Home Loan Bank of Cincinnati (FHLB) that can provide advances to the Bank in an amount up to $49,387,988. All of the Bank’s loans secured by first mortgages on 1-4 family residential, multi-family properties and commercial properties are pledged as collateral for these advances. Additionally, the Bank had pledged securities with a carrying amount of approximately $18,705,000 as of December 31, 2014 and $20,140,000 as of December 31, 2013.

At December 31, 2014 and 2013, FHLB advances consist of the following:

	2014	2013
Long-term advance dated August 13, 2007, requiring monthly interest payments, fixed at 4.43%, with a put option exercisable in February 2009 and then quarterly thereafter, principal due in August 2014	$—	$5,000,000
Long-term advance dated January 7, 2008, requiring monthly interest payments, fixed at 3.52%, with a put option exercisable in January 2011 and then quarterly thereafter, principal due in January 2015	5,000,000	5,000,000
Short-term advance dated July 30, 2014, requiring monthly interest payments, fixed at 0.23%, principal due in January 2015	8,000,000	—
Long-term advance dated February 9, 2005, requiring monthly interest payments, fixed at 3.86%, convertible on February 2010, principal due in February 2015	5,000,000	5,000,000
Short-term advance dated November 20, 2014, requiring monthly interest payments, fixed at 0.36%, principal due in November 2015	8,000,000	—
Long-term advance dated January 20, 2006, requiring monthly interest payments, fixed at 4.18%, with a put option exercisable in January 2009 and then quarterly thereafter, principal due in January 2016	5,000,000	5,000,000
Long-term advance dated January 10, 2007, requiring monthly interest payments, fixed at 4.25%, with a put option exercisable in January 2008 and then quarterly thereafter, principal due in January 2017	5,000,000	5,000,000
	$36,000,000	$25,000,000

CORNERSTONE BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014, 2013, and 2012

Note 9. Federal Home Loan Bank Advances and Other Borrowings  – (continued)

During the fixed rate term, the advances may be prepaid subject to a prepayment penalty as defined in the agreements. On convertible agreements, the FHLB has the right to convert the fixed rate on the above advances at the end of the initial fixed rate period and on a quarterly basis thereafter. If the conversion option is exercised, the advances will bear interest at the three-month London Interbank Offered Rate (LIBOR) adjusted quarterly at a spread of zero basis points to the LIBOR index. Subsequent to any conversion, the Bank has the option to prepay the advances, in full or in part, without penalty on the conversion date or any subsequent quarterly repricing date. On agreements with put options, the FHLB has the right, at its discretion, to terminate only the entire advance prior to the stated maturity date. The termination option may only be exercised on the expiration date of the predetermined lockout period and on a quarterly basis thereafter.

As of December 31, 2013, Cornerstone had a borrowing outstanding of $1,740,000 with a correspondent financial institution. The loan was fully secured with cash collateral and required quarterly interest payments at an annual rate of two percent. Principal and all accrued interest not yet paid was due upon maturity in March 2014. At maturity, Cornerstone elected to renew the existing debt with the correspondent financial institution with the same terms and a new maturity date of March 2015. On June 30, 2014, Cornerstone elected to repay the loan plus accrued interest in full. As of December 31, 2014, there were no amounts outstanding under this borrowing.

The primary source of liquidity for Cornerstone is the payment of dividends from the Bank. As of December 31, 2014, the Bank was under a dividend restriction that requires regulatory approval prior to the payment of a dividend from the Bank to Cornerstone.

At December 31, 2014, scheduled maturities of the Federal Home Loan Bank advances and other borrowings are as follows:

2015	$26,000,000
2016	5,000,000
2017	5,000,000
Total	$36,000,000

Note 10. Employee Benefit Plans

401(k) plan:

Cornerstone has a 401(k) employee benefit plan covering substantially all employees that have completed at least 30 days of service and met minimum age requirements. Cornerstone’s contribution to the plan is discretionary. Cornerstone elected not to make a contribution to the plan for 2014, 2013 and 2012.

Employee Stock Ownership Plan:

Cornerstone has a non-leveraged employee stock ownership plan (ESOP) to which Cornerstone makes 100% of the contributions for purchasing Cornerstone’s common stock and allocates the contributions among the participants based on regulatory guidelines. Cornerstone’s contribution is discretionary, as determined by the Compensation Committee. Employer contributions are available to all employees after 1,000 hours of service. There are certain age and years-of-service requirements before contributions can be made for the benefit of the employee. The ESOP plan also provides for a three year 100% vesting requirement; therefore, employees terminating employment before their third anniversary date will forfeit their accrued benefit under the ESOP. The forfeiture is re-allocated among the remaining ESOP participants. Contributions were made to the ESOP of $10,000 in 2014 and $3,500 in 2012. No contributions were made in 2013.

CORNERSTONE BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014, 2013, and 2012

Note 11. Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Bank has outstanding commitments and contingent liabilities, such as commitments to extend credit and standby letters of credit, which are not included in the accompanying financial statements. The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Bank uses the same credit policies in making such commitments as it does for instruments that are included in the balance sheet. At December 31, 2014 and 2013, undisbursed loan commitments aggregated approximately $46,478,000 and $33,664,000, respectively. In addition, there were outstanding standby letters of credit totaling approximately $330,000 and $396,000, respectively.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Standby letters of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank’s policy for obtaining collateral, and the nature of such collateral, is essentially the same as that involved in making commitments to extend credit.

The Bank incurred insignificant losses on its commitments during 2014, 2013, and 2012.

Note 12. Fair Value Disclosures

Cornerstone uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. In accordance with ASC Topic 820, “Fair Value Measurements and Disclosures,” the fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

ASC Topic 820 provides a consistent definition of fair value, which focuses on exit price in an orderly transaction between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is a reasonable point within the range that is most representative of fair value under current market conditions.

CORNERSTONE BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014, 2013, and 2012

Note 12. Fair Value Disclosures  – (continued)

ASC Topic 820 also establishes a three-tier fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value, as follows:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that Cornerstone has the ability to access.

Level 2 — Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3 — Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. There have been no changes in the methodologies used at December 31, 2014 and 2013.

The following methods and assumptions were used by Cornerstone in estimating fair value disclosures for financial instruments:

Cash and cash equivalents:

The carrying amounts of cash and cash equivalents approximate fair values based on the short-term nature of the assets. Cash and cash equivalents are classified as Level 1 of the fair value hierarchy.

Securities:

Fair values are estimated using pricing models and discounted cash flows that consider standard input factors such as observable market data, benchmark yields, interest rate volatilities, broker/dealer quotes, and credit spreads. Securities classified as available for sale are reported at fair value utilizing Level 2 inputs.

The carrying value of Federal Home Loan Bank stock approximates fair value based on the redemption provisions of the Federal Home Loan Bank. Federal Home Loan Bank stock is classified as Level 3 of the fair value hierarchy.

Loans:

For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for fixed-rate loans are estimated using discounted cash flow analysis, using market interest rates for comparable loans. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as individually impaired, management measures impairment in accordance with ASC Topic 310, “Accounting by Creditors for Impairment of a Loan.”

Deposits:

The fair value of deposits with no stated maturity, such as noninterest-bearing and interest-bearing demand deposits, savings deposits, and money market accounts, is equal to the amount payable on demand at the reporting date. The carrying amounts of variable-rate, fixed-term certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies market interest rates on comparable instruments to a schedule of aggregated expected monthly maturities on time deposits. Generally, Level 3 inputs are utilized in this estimate.

CORNERSTONE BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014, 2013, and 2012

Note 12. Fair Value Disclosures  – (continued)

Federal funds purchased and securities sold under agreements to repurchase:

The carrying value of these liabilities approximates their estimated fair value. These liabilities are included in Level 3 of the fair value hierarchy.

Federal Home Loan Bank advances and other borrowings:

The fair value of these fixed rate advances is estimated based on discounted contractual cash flows using current incremental borrowing rates for similar type borrowing arrangements. These liabilities are included in Level 3 of the fair value hierarchy.

Accrued interest:

The carrying amounts of accrued interest approximate fair value. Accrued interest is included in Level 3 of the fair value hierarchy.

Commitments to extend credit, letters of credit, and lines of credit:

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

The tables below present the recorded amount of assets and liabilities measured at fair value on a recurring basis.

	Balance as of December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Debt securities available for sale:
U.S. Government agencies	$563,023	$—	$563,023	$—
State and municipal securities	7,331,085	—	7,331,085	—
Mortgage-backed securities:
Residential mortgage guaranteed by GNMA or FNMA	16,888,271	—	16,888,271	—
Collateralized mortgage obligations issued or guaranteed by U.S. Government agencies or sponsored agencies	62,410,530	—	62,410,530	—
Total securities available for sale	$87,192,909	$—	$87,192,909	$—

CORNERSTONE BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014, 2013, and 2012

Note 12. Fair Value Disclosures  – (continued)

	Balance as of December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Debt securities available for sale:
U.S. Government agencies	$3,481,335	$—	$3,481,335	$—
State and municipal securities	15,249,238	—	15,249,238	—
Mortgage-backed securities:
Residential mortgage guaranteed by GNMA or FNMA	7,132,279	—	7,132,279	—
Collateralized mortgage obligations issued or guaranteed by U.S. Government agencies or sponsored agencies	66,345,820	—	66,345,820	—
Total securities available for sale	$92,208,672	$—	$92,208,672	$—

Cornerstone has no assets or liabilities whose fair values are measured on a recurring basis using Level 3 inputs. Additionally, there were no transfers between Level 1 and Level 2 in the fair value hierarchy.

Certain assets and liabilities are measured at fair value on a nonrecurring basis, which means the assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). The tables below present information about assets and liabilities on the balance sheet at December 31, 2014 and 2013, for which a nonrecurring change in fair value was recorded.

	Balance as of December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Impaired loans	$2,190,522	$—	$—	$2,190,522
Foreclosed assets	8,000,365	—	—	8,000,365

	Balance as of December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Impaired loans	$3,331,680	$—	$—	$3,331,680
Foreclosed assets	12,925,748	—	—	12,925,748

Loans considered impaired under ASC 310-10-35, “Receivables”, are loans for which, based on current information and events, it is probable that Cornerstone will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Impaired loans can be measured based on the present value of expected payments using the loan’s original effective rate as the discount rate, the loan’s observable market price, or the fair value of the collateral less selling costs if the loan is collateral dependent.

The fair value of impaired loans were primarily measured based on the value of the collateral securing these loans. Impaired loans are classified within Level 3 of the fair value hierarchy. Collateral may be real estate and/or business assets including equipment, inventory, and/or accounts receivable. Cornerstone determines the value of the collateral based on independent appraisals performed by qualified licensed appraisers. These appraisals may utilize a single valuation approach or a combination of approaches including

CORNERSTONE BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014, 2013, and 2012

Note 12. Fair Value Disclosures  – (continued)

comparable sales and the income approach. Appraised values are discounted for costs to sell and may be discounted further based on management’s historical knowledge, changes in market conditions from the date of the most recent appraisal, and/or management’s expertise and knowledge of the customer and the customer’s business. Such discounts by management are subjective and are typically significant unobservable inputs for determining fair value. Impaired loans are reviewed and evaluated on at least a quarterly basis for additional impairment and adjusted accordingly, based on the same factors discussed above.

Foreclosed assets, consisting of properties obtained through foreclosure or in satisfaction of loans, are initially recorded at the lower of the loan’s carrying amount or the fair value less estimated costs to sell upon transfer of the loans to foreclosed assets. Subsequently, foreclosed assets are carried at the lower of carrying value or fair value less costs to sell. Fair values are generally based on third party appraisals of the property and are classified within Level 3 of the fair value hierarchy. The appraisals are sometimes further discounted based on management’s historical knowledge, and/or changes in market conditions from the date of the most recent appraisal, and/or management’s expertise and knowledge of the customer and the customer’s business. Such discounts are typically significant unobservable inputs for determining fair value. In cases where the carrying amount exceeds the fair value, less estimated costs to sell, a loss is recognized in noninterest expense.

For Level 3 assets measured at fair value on a nonrecurring basis as of December 31, 2014, the significant unobservable inputs used in the fair value measurements are presented below.

	Balance as of December 31, 2014	Valuation Technique	Significant Other Unobservable Input	Weighted Average of Input
Impaired loans	$2,190,522	Appraisal	Appraisal discounts (%)	28.9%
Foreclosed assets	8,000,365	Appraisal	Appraisal discounts (%)	14.5%

The carrying amount and estimated fair value of the Cornerstone’s financial instruments at December 31, 2014 and 2013, are as follows (in thousands):

	2014		2013
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets:
Cash and cash equivalents	$15,528	$15,528	$24,852	$24,852
Securities	87,218	87,219	92,243	92,244
Federal Home Loan Bank stock	2,323	2,323	2,323	2,323
Loans, net	291,869	292,490	286,237	287,411
Accrued interest receivable	1,143	1,143	978	978

CORNERSTONE BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014, 2013, and 2012

Note 12. Fair Value Disclosures  – (continued)

	2014		2013
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Liabilities:
Noninterest-bearing demand deposits	$57,035	$57,035	$75,207	$75,207
Interest-bearing demand deposits	26,464	26,464	24,564	24,564
Savings deposits and money market accounts	80,861	80,861	86,330	86,330
Time deposits	144,294	145,907	155,314	156,698
Federal funds purchased and securities sold under agreements to repurchase	29,410	29,410	22,974	22,974
Federal Home Loan Bank advances and other borrowings	36,000	36,321	26,740	27,449
Accrued interest payable	72	72	82	82
Unrecognized financial instruments (net of contract amount):
Commitments to extend credit	—	—	—	—
Letters of credit	—	—	—	—
Lines of credit	—	—	—	—

Note 13. Contingencies

The Bank is involved in certain claims arising from normal business activities. Management believes that the impact of those claims are without merit and that the ultimate liability, if any, resulting from them will not materially affect the Bank’s financial condition or Cornerstone’s consolidated financial position, results of operations, or cash flows.

Note 14. Stock Option Plans

Cornerstone has stock option plans which are more fully described below. For the years ended December 31, 2014, 2013 and 2012, Cornerstone recognized $160,500, $129,056 and $74,048, respectively, in compensation expense for all stock options.

For the years ended December 31, 2014, 2013, and 2012, the fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Years Ended December 31,
	2014	2013	2012
Dividend yield	0.0%	0.0%	0.0%
Expected life	8.5 years	7.0 years	7.0 years
Expected volatility	45.73%	47.60%	44.62%
Risk-free interest rate	2.32%	1.23%	1.44%

The expected volatility is based upon historical volatility. The risk-free interest rates for periods within the contractual life of the awards are based on the U.S. Treasury yield curve in effect at the time of the grant. The expected life is based on historical exercise experience. The dividend yield assumption is based on Cornerstone’s history and expectation of dividend payouts.

CORNERSTONE BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014, 2013, and 2012

Note 14. Stock Option Plans  – (continued)

Board of Directors Plan:

Cornerstone has a stock option plan under which members of the Board of Directors, at the formation of the Bank, were granted options to purchase a total of up to 600,000 shares of common stock. Only non-qualified stock options could be granted under the Plan. In addition, members of the Board of Directors could be issued options under the Cornerstone 2002 Long-Term Incentive Plan to purchase up to 1,200,000 shares of Cornerstone stock. The options available for issuance to Board members under the 2002 Long-Term Incentive Plan are shared with officers and employees of Cornerstone. The exercise price of each option equals the market price of Cornerstone’s stock on the date of grant and the option’s maximum term is ten years, at which point they expire. Vesting for options granted during 2014, 2013, and 2012 are 50% on each of the first and second anniversary of the grant date with full vesting occurring at the second anniversary date. At December 31, 2014, the total remaining compensation cost to be recognized on non-vested options is approximately $130,000. An analysis of this stock option plan is presented in the following table:

	Years Ended December 31,
	2014			2013		2012
	Shares	Average Exercise Price	Aggregate Intrinsic Value(1)	Shares	Average Exercise Price	Shares	Average Exercise Price
Outstanding at beginning of year	190,250	$3.07		145,250	$3.30	55,250	$5.98
Granted	80,000	2.40		45,000	$2.37	90,000	$1.65
Exercised	—	—		—	—	—	—
Forfeited	16,000	5.44		—	—	—	—
Outstanding at end of year	254,250	$2.71	$264,500	190,250	$3.07	145,250	$3.30
Options exercisable at year-end	151,750	$2.93	$170,550	100,250	$4.03	55,250	$5.98
Weighted-average fair value of options granted during the year	$1.30			$1.17		$0.78

(1)	The aggregate intrinsic value of a stock option in the table above represents the total pre-tax intrinsic value (the amount by which the current market value of the underlying stock exceeds the exercise price of the option) that would have been received by the option holders had all option holders exercised their options on December 31, 2014. This amount changes based on changes in the market value of Cornerstone’s stock.

Information pertaining to options outstanding at December 31, 2014, is as follows:

		Options Outstanding		Options Exercisable
Exercise Prices	Number Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$9.23	8,000	0.2 Years	$9.23	8,000	$9.23
7.99	12,800	3.2 Years	7.99	12,800	7.99
3.60	18,450	4.2 Years	3.60	18,450	3.60
2.40	80,000	9.2 Years	2.40	—	2.40
2.37	45,000	8.2 Years	2.37	22,500	2.37
1.65	90,000	7.2 Years	1.65	90,000	1.65
Outstanding at end of year	254,250	7.4 Years	$2.71	151,750	$2.93

CORNERSTONE BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014, 2013, and 2012

Note 14. Stock Option Plans  – (continued)

Information pertaining to non-vested options for the year ended December 31, 2014, is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Non-vested options, December 31, 2013	90,000	$0.98
Granted	80,000	1.30
Vested	(67,500)	0.91
Forfeited	—	—
Non-vested options, December 31, 2014	102,500	$1.27

The total fair value of shares that vested during 2014 and 2013 was approximately $179,000 and $102,600, respectively.

Officer and Employee Plans:

Cornerstone has two stock option plans, the 1996 Cornerstone Statutory and Non-statutory Option Plan and the Cornerstone 2002 Long-Term Incentive Plan, under which officers and employees could be granted incentive stock options or non-qualified stock options to purchase a total of up to 220,000 and 1,200,000 shares, respectively, of Cornerstone’s common stock. The option price for incentive stock options shall be not less than 100 percent of the fair market value of the common stock on the date of the grant. The non-qualified stock options may be equal to or more or less than the fair market value of the common stock on the date of the grant. The stock options vest at 30 percent on the second and third anniversaries of the grant date and 40 percent on the fourth anniversary of the grant date. These options expire ten years from the grant date. At December 31, 2014, the total remaining compensation cost to be recognized on non-vested options is approximately $658,000. An analysis of the activity for each of the years ended December 31, 2014, 2013 and 2012, for this stock option plan follows:

	Years Ended December 31,
	2014			2013		2012
	Shares	Average Exercise Price	Aggregate Intrinsic Value(1)	Shares	Average Exercise Price	Shares	Average Exercise Price
Outstanding at beginning of year	810,825	$3.51		670,300	$3.86	572,600	$4.63
Granted	207,000	$2.40		203,000	$2.37	202,000	$1.65
Exercised	—	—		—	—	—	—
Forfeited	(77,990)	$4.89		(62,475)	$3.40	(104,300)	$3.89
Outstanding at end of year	939,835	$3.15	$953,940	810,825	$3.51	670,300	$3.86
Options exercisable at year-end	345,735	$4.88	$264,144	307,025	$6.10	274,680	$6.82
Weighted-average fair value of options granted during the year	$1.30			$1.17		$0.78

(1)	The aggregate intrinsic value of a stock option in the table above represents the total pre-tax intrinsic value (the amount by which the current market value of the underlying stock exceeds the exercise price of the option) that would have been received by the option holders had all option holders exercised their options on December 31, 2014. This amount changes based on changes in the market value of Cornerstone’s stock.

CORNERSTONE BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014, 2013, and 2012

Note 14. Stock Option Plans  – (continued)

Information pertaining to options outstanding at December 31, 2014, is as follows:

	Options Outstanding			Options Exercisable
Exercise Prices	Number Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 9.23	39,910	0.2 Years	$9.23	39,910	$9.23
13.25	16,800	1.2 Years	13.25	16,800	13.25
15.25	11,825	2.2 Years	15.25	11,825	15.25
15.20	2,750	2.3 Years	15.20	2,750	15.20
7.99	45,000	3.2 Years	7.99	45,000	7.99
3.60	69,550	4.2 Years	3.60	69,550	3.60
1.70	167,000	6.2 Years	1.70	100,200	1.70
1.55	3,000	6.3 Years	1.55	1,800	1.55
1.10	5,000	6.6 Years	1.10	3,000	1.10
1.02	5,000	6.8 Years	1.02	3,000	1.02
1.65	173,000	7.2 Years	1.65	51,900	1.65
2.37	190,000	8.2 Years	2.37	—	—
2.40	206,000	9.2 Years	2.40	—	—
2.50	5,000	8.6 Years	2.50	—	—
Outstanding at end of year	939,835	6.8 Years	$3.15	345,735	$4.88

Information pertaining to non-vested options for the year ended December 31, 2014, is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Non-vested options, December 31, 2013	503,800	$0.98
Granted	207,000	1.30
Vested	(107,400)	0.87
Forfeited	(9,300)	1.01
Non-vested options, December 31, 2014	594,100	$1.11

The total fair value of shares that vested during 2014, 2013 and 2012, was approximately $281,000, $190,000, and $73,000, respectively.

Note 15. Liquidity and Capital Resources

Cornerstone’s primary source of funds with which to pay its future obligations is the receipt of dividends from its subsidiary Bank. Banking regulations provide that the Bank must maintain capital sufficient to enable it to operate as a viable institution and, as a result, has limited the amount of dividends the Bank may pay without prior approval.

Note 16. Minimum Regulatory Capital Requirements

Cornerstone (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the Tennessee Department of Financial Institutions and the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on Cornerstone’s and the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective

CORNERSTONE BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014, 2013, and 2012

Note 16. Minimum Regulatory Capital Requirements  – (continued)

action, Cornerstone and the Bank must meet specific capital guidelines that involve quantitative measures of Cornerstone’s and the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Cornerstone’s and the Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require Cornerstone and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2014 and 2013, that Cornerstone and the Bank meet all capital adequacy requirements to which they are subject.

During 2013, the Federal Reserve released final United States Basel III regulatory capital rules implementing the global regulatory capital reforms of Basel III and certain changes required by the Dodd-Frank Wall Street Reform and Consumer Protection Act. The FDIC and OCC also approved the final rule during 2013. The rule applies to all banking organizations that are currently subject to regulatory capital requirements, as well as certain savings and loan holding companies. The rule strengthens the definition of regulatory capital, increases risk-based capital requirements, and makes selected changes to the calculation of risk-weighted assets. The rule becomes effective January 1, 2015, for Cornerstone and most banking organizations subject to a transition period for several aspects of the rule including the new minimum capital ratio requirements, the capital conservation buffer, and the regulatory capital adjustments and deductions.

As of December 31, 2014, the most recent notification from the Federal Deposit Insurance Corporation (FDIC) categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total-risk based, Tier I risk-based, and Tier I leverage ratios as set forth in the following tables. There are no conditions or events since that notification that management believes have changed the Bank’s prompt corrective action category. Cornerstone’s and the Bank’s capital amounts and ratios are also presented in the table. Dollar amounts are presented in thousands.

	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2014:
Total capital to risk-weighted assets:
Consolidated	$36,107	11.6%	$24,817	8.0%	N/A	N/A
Cornerstone Community Bank	41,670	13.5%	24,784	8.0%	$30,981	10.0%
Tier I capital to risk-weighted assets:
Consolidated	32,612	10.5%	12,408	4.0%	N/A	N/A
Cornerstone Community Bank	38,175	12.3%	12,392	4.0%	18,588	6.0%
Tier I capital to average assets:
Consolidated	32,612	8.0%	16,304	4.0%	N/A	N/A
Cornerstone Community Bank	38,175	9.4%	16,287	4.0%	20,359	5.0%

CORNERSTONE BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014, 2013, and 2012

Note 16. Minimum Regulatory Capital Requirements  – (continued)

	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2013:
Total capital to risk-weighted assets:
Consolidated	$34,820	11.3%	$24,634	8.0%	N/A	N/A
Cornerstone Community Bank	39,342	12.8%	24,552	8.0%	$30,691	10.0%
Tier I capital to risk-weighted assets:
Consolidated	31,617	10.3%	12,317	4.0%	N/A	N/A
Cornerstone Community Bank	36,139	11.8%	12,276	4.0%	18,414	6.0%
Tier I capital to average assets:
Consolidated	31,617	7.5%	16,885	4.0%	N/A	N/A
Cornerstone Community Bank	36,139	8.6%	16,870	4.0%	21,087	5.0%

Note 17. Earnings per Common Share

Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance.

Potential common shares that may be issued by Cornerstone relate to outstanding stock options, determined using the treasury stock method.

Earnings per common share have been computed based on the following:

	2014	2013	2012
Net income	$1,638,282	$1,680,809	$1,402,063
Less: Preferred stock dividend requirements	1,500,000	1,500,000	1,229,780
Less: Preferred stock accretion	71,382	71,381	63,924
Net income applicable to common stock	$66,900	$109,428	$108,359
Average number of common shares outstanding	6,614,414	6,547,074	6,500,396
Effect of dilutive stock options	222,373	115,213	50,136
Average number of common shares outstanding used to calculate diluted earnings per common share	6,836,787	6,662,287	6,550,532

The effects of outstanding antidilutive stock options are excluded from the computation of diluted earnings per common share. There were 217,435, 358,550, and 358,550, antidilutive stock options for 2014, 2013 and 2012, respectively.

Note 18. Recent Accounting Pronouncements

In January 2014, the FASB issued Accounting Standards Update (ASU) 2014-04, “Receivables-Troubled Debt Restructurings by Creditors: Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure.” The amendments in this ASU reduce diversity in practice by clarifying when an in substance repossession or foreclosure occurs, that is, when a creditor should be considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan such that the loan receivable should be derecognized and the real estate property recognized. The amendments in this ASU clarify that an in substance repossession or foreclosure occurs, and a creditor is considered to have

CORNERSTONE BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014, 2013, and 2012

Note 18. Recent Accounting Pronouncements  – (continued)

received physical possession of residential real estate property collateralizing a consumer mortgage loan, upon either (1) the creditor obtaining legal title to the residential real estate property upon completion of a foreclosure or (2) the borrower conveying all interest in the residential real estate property to the creditor to satisfy that loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. Additionally, the amendments require interim and annual disclosure of both (1) the amount of foreclosed residential real estate property held by the creditor and (2) the recorded investment in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure according to local requirements of the applicable jurisdiction. The amendments in this ASU are effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2014. An entity can elect to adopt the amendments in this ASU using either a modified retrospective transition method or a prospective transition method. Cornerstone does not believe the adoption of this ASU will have a significant impact on the consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers.” This update is a joint project with the International Accounting Standards Board initiated to clarify the principles for recognizing revenue and to develop a common revenue standard that is meant to remove inconsistencies and weaknesses in revenue requirements, provide a more robust framework for addressing revenue issues, improve comparability of revenue recognition practices, provide more useful information to users of financial statements and simplify the preparation of financial statements. The guidance in this update supersedes the revenue recognition requirements in ASC Topic 605, “Revenue Recognition” and most industry-specific guidance throughout the Industry Topics of Codification. This update is effective for annual and interim periods beginning after December 15, 2016. Cornerstone does not believe this update will have a significant impact on the consolidated financial statements.

In June 2014, the FASB issued ASU 2014-11, “Transfers and Servicing: Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures.” The amendments in this ASU require two accounting changes. First, the amendments in this ASU change the accounting for repurchase-to-maturity transactions to secured borrowing accounting. Second, for repurchase financing arrangements, the amendments require separate accounting for a transfer of a financial asset executed contemporaneously with a repurchase agreement with the same counterparty, which will result in secured borrowing accounting for the repurchase agreement. This ASU also includes new disclosure requirements. The accounting changes in this ASU are effective for public business entities for the first interim or annual period beginning after December 15, 2014. An entity is required to present changes in accounting for transactions outstanding on the effective date as a cumulative-effect adjustment to retained earnings as of the beginning of the period of adoption. Earlier application for a public business entity is prohibited. Cornerstone is currently reviewing this ASU to determine if it will have an impact on the consolidated financial statements.

In August 2014, the FASB issued ASU 2014-14, “Receivables — Troubled Debt Restructurings by Creditors: Classification of Certain Government — Guaranteed Mortgage Loans upon Foreclosure.” The amendments in this ASU require that a mortgage loan be derecognized and that a separate other receivable be recognized upon foreclosure if (1) the loan has a government guarantee that is not separable from the loan before foreclosure; (2) at the time of foreclosure, the creditor has the intent to convey the real estate property to the guarantor and make a claim on the guarantee, and the creditor has the ability to recover under that claim; and (3) at the time of foreclosure, any amount of the claim that is determined on the basis of the fair value of the real estate is fixed. Upon foreclosure, the separate other receivable should be measured based on the amount of the loan balance (principal and interest) expected to be recovered from the guarantor. The amendments in this ASU are effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2014. The adoption of this guidance is not expected to have a significant impact on the Cornerstone’s consolidated financial statements.

CORNERSTONE BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014, 2013, and 2012

Note 19. Equity Investment

During 2006, Cornerstone invested $3,000,000 for a 25% share of the Appalachian Fund for Growth II Partnership (AFG), which was managed by the Southeast Local Development Corporation (General Partner). AFG was targeting high job creation and retention businesses and businesses providing important community services. The funds were deployed to help: 1) attract new businesses to under-served service areas by offering creative financing; 2) supply creative financing for businesses to rehabilitate existing distressed properties to facilitate community development; and 3) leverage other private investment into its targeted communities. In return for its investment in AFG, Cornerstone and other investors received new market tax credits of approximately $180,000 during 2012. No new market tax credit was received in 2013 or 2014. During 2014, Cornerstone received approximately $2,393,600 in equity distributions to facilitate the winding down of the fund. AFG was dissolved during 2014.

AFG met the criteria of a VIE outlined in ASC Topic 810, “Consolidation”. AFG was not consolidated by Cornerstone, as Cornerstone was not the primary beneficiary.

Note 20. Agreement and Plan of Merger

On December 5, 2014, Cornerstone, the Bank, SmartFinancial, Inc. (SmartFinancial), and SmartFinancial’s wholly owned subsidiary, SmartBank, entered into an Agreement and Plan of Merger (the Merger Agreement), pursuant to which SmartFinancial will be merged with and into Cornerstone (the Merger), and the entity surviving the Merger (the Surviving Company) will be renamed SmartFinancial, Inc. The banks will initially remain separate and operate under their respective names in their respective markets.

Under the terms of the Merger Agreement, each outstanding share of SmartFinancial common stock will be converted into 4.20 shares of Cornerstone common stock, subject to adjustment based on an anticipated reverse stock split of Cornerstone’s common stock. Additionally, each outstanding share of SmartFinancial preferred stock will be converted into a share of Cornerstone preferred stock with similar rights and preferences. Current holders of Cornerstone’s preferred stock will be asked to vote on an amendment to Cornerstone’s charter to allow Cornerstone to redeem its outstanding preferred stock prior to the completion of the Merger.

Based on consideration of all the relevant facts and circumstances of the Merger, for accounting purposes, SmartFinancial will be considered to have acquired Cornerstone. As a result, following the completion of the Merger, the historical financial statements of the Surviving Company will be the historical financial statements of SmartFinancial. The Merger will be effected by the issuance of shares of Cornerstone stock to SmartFinancial shareholders. The assets and liabilities of Cornerstone as of the effective date of the Merger will be recorded at their estimated fair values and added to those of SmartFinancial. Any excess of purchase price over the net estimated fair values of the acquired assets and liabilities of Cornerstone will be allocated to all identifiable intangible assets. Any remaining excess will then be allocated to goodwill. The goodwill resulting from the Merger will not be amortized to expense, but instead will be reviewed for impairment at least annually. To the extent goodwill were impaired, its carrying value would be written down to its implied fair value and a charge would be made to earnings. Intangibles with definite useful lives will be amortized to expense over their estimated useful lives.

The Merger Agreement contains customary representations, warranties and covenants by all parties. Conditions to each party’s obligation to consummate the Merger include the following, as well as other customary conditions: (1) approval of the Merger Agreement by shareholders of Cornerstone and SmartFinancial, (2) approval of the Merger by regulatory authorities, (3) action by no more than 7% of the outstanding shares of SmartFinancial common stock and Cornerstone common stock taken together that would establish the right to dissent from the Merger under Tennessee law, (4) redemption of outstanding shares of Cornerstone’s preferred stock and (5) the completion by Cornerstone of financing transactions that may be necessary to obtain regulatory approval of the Merger. Conditions to SmartFinancial’s obligation to

CORNERSTONE BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014, 2013, and 2012

Note 20. Agreement and Plan of Merger  – (continued)

consummate the Merger include the following: (1) evidence that Cornerstone has amended its charter to allow the redemption of its outstanding preferred stock, the conversion of SmartFinancial’s outstanding preferred stock and the reverse stock split, (2) approval by Cornerstone shareholders of an amended and restated charter, (3) approval by Cornerstone shareholders of amended and restated bylaws and (4) adoption by Cornerstone board of directors and approval by Cornerstone shareholders of an incentive compensation plan.

The Merger Agreement provides certain termination rights for both Cornerstone and SmartFinancial and further provides that, upon termination of the Merger Agreement under certain circumstances, Cornerstone or SmartFinancial, as applicable, will be obligated to pay the other party a termination fee of $1,200,000 plus expenses.

Note 21. Condensed Parent Information

BALANCE SHEETS

	December 31, 2014	December 31, 2013
ASSETS
Cash	$637,635	$3,376,410
Investment in subsidiary	39,733,504	38,096,440
Other assets	334,115	435,972
Total assets	$40,705,254	$41,908,822
LIABILITIES AND STOCKHOLDERS’ EQUITY
Other liabilities	$43,149	$35,094
Other borrowings	—	1,740,000
Total liabilities	43,149	1,775,094
Stockholders’ equity	40,662,105	40,133,728
Total liabilities and stockholders’ equity	$40,705,254	$41,908,822

CORNERSTONE BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014, 2013, and 2012

Note 21. Condensed Parent Information  – (continued)

STATEMENTS OF INCOME

	Years Ended December 31,
	2014	2013	2012
INCOME
Dividends	$—	$—	$—
Interest income	665	956	— .
	665	956	—
EXPENSES
Interest expense	19,802	49,836	170,872
Other operating expenses	476,894	286,105	436,283
Loss before equity in undistributed earnings	(496,031)	(334,985)	(607,155)
Equity in undistributed earnings of subsidiary	1,942,913	1,887,294	1,775,918
Income tax benefit	191,400	128,500	233,300
Net income	1,638,282	1,680,809	1,402,063
Preferred stock dividend requirements	1,500,000	1,500,000	1,229,780
Accretion on preferred stock discount	71,382	71,381	63,924
Net income available to common shareholders	$66,900	$109,428	$108,359

STATEMENTS OF CASH FLOWS

	2014	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$1,638,282	$1,680,809	$1,402,063
Adjustments to reconcile net income to net cash used in operating activities:
Stock compensation expense	—	—	74,048
Equity in undistributed income of subsidiary	(1,152,913)	(1,887,294)	(1,775,918)
Other	15,856	110,651	1,719,222
Net cash used in operating activities	501,225	(95,834)	1,419,415
CASH FLOWS FROM FINANCING ACTIVITIES
Net repayments under other borrowings	(1,740,000)	(435,000)	(870,000)
Issuance of preferred stock	—	—	4,858,078
Payment of preferred dividends	(1,500,000)	(1,433,893)	(985,917)
Net cash (used in) provided by financing activities	(3,240,000)	(1,868,893)	3,002,161
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(2,738,775)	(1,964,727)	4,421,576
CASH AND CASH EQUIVALENTS, beginning of year	3,376,410	5,341,137	919,561
CASH AND CASH EQUIVALENTS, end of year	$637,635	$3,376,410	$5,341,137
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest	$19,802	$85,236	$174,473
Income taxes	—	—	—

CORNERSTONE BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014, 2013, and 2012

Note 22. Quarterly Data (unaudited)

	Years Ended December 31,
	2014				2013
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest income	$4,520,241	$4,502,258	$4,581,744	$4,533,121	$4,513,506	$4,760,392	$4,576,019	$4,603,114
Interest expense	650,170	691,727	725,324	722,634	772,240	869,041	919,565	961,705
Net interest income, before provision for loan losses	3,870,071	3,810,531	3,856,420	3,810,487	3,741,266	3,891,351	3,656,454	3,641,409
Provision for loan losses	—	—	350,000	165,000	—	—	—	300,000
Net interest income, after provision for loan losses	3,870,071	3,810,531	3,506,420	3,645,487	3,741,266	3,891,351	3,656,454	3,341,409
Noninterest income	458,774	503,766	534,488	322,313	616,747	269,968	697,305	355,499
Noninterest expenses	3,664,483	3,659,106	3,374,925	3,301,049	3,704,211	3,464,571	3,701,728	2,975,880
Income before income taxes	664,362	655,191	665,983	666,751	653,802	696,748	652,031	721,028
Income tax expense	253,405	249,500	256,500	254,600	249,700	268,200	256,000	268,900
Net income	410,957	405,691	409,483	412,151	404,102	428,548	396,031	452,128
Preferred stock dividend requirement	375,000	375,000	375,000	375,000	375,000	375,000	375,000	375,000
Accretion on preferred stock dividends	17,845	17,846	17,845	17,846	17,846	17,845	17,845	17,845
Net income available to common shareholders	$18,112	$12,845	$16,638	$19,305	$11,256	$35,703	$3,186	$59,283
Earnings per common share:
Basic	$0.01	$—	$—	$—	$—	$0.01	$—	$0.01
Diluted	$0.01	$—	$—	$—	$—	$0.01	$—	$0.01

APPENDIX A

MERGER AGREEMENT

A-1

AGREEMENT AND PLAN

OF

MERGER

SMARTFINANCIAL, INC.

SMARTBANK

CORNERSTONE BANCSHARES, INC.

AND

CORNERSTONE COMMUNITY BANK

December 5, 2014

A-2

A-i

A-ii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of the 5th day of December, 2014, is made and entered into by and among SmartFinancial, Inc., a Tennessee corporation (“SmartFinancial”), SmartBank, a Tennessee-chartered commercial bank and wholly-owned subsidiary of SmartFinancial (“SmartBank”), Cornerstone Bancshares, Inc., a Tennessee corporation (“Bancshares”), and Cornerstone Community Bank, a Tennessee-chartered commercial bank and wholly-owned subsidiary of Bancshares (“Cornerstone”), under authority of resolutions of their respective boards of directors duly adopted.

R E C I T A L S

A. The board of directors of each of SmartFinancial, SmartBank, Bancshares, and Cornerstone has unanimously determined that this Agreement and the transactions contemplated hereby are advisable and in the best interests of SmartFinancial, SmartBank, Bancshares, and Cornerstone, respectively, and their respective shareholders.

B. As a material inducement to SmartFinancial and SmartBank to enter into this Agreement, each member of the board of directors of Bancshares has entered into a Director Support Agreement, dated as of the date hereof and substantially in the form attached hereto as Exhibit A, pursuant to which he or she has agreed, among other things, to vote his or her shares of Bancshares Stock (as defined below) in favor of this Agreement and the transactions contemplated hereby.

C. As a material inducement to Bancshares and Cornerstone to enter into this Agreement, each member of the board of directors of SmartFinancial has entered into a Director Support Agreement, dated as of the date hereof and substantially in the form attached hereto as Exhibit B, pursuant to which he or she has agreed, among other things, to vote his or her shares of SmartFinancial Stock (as defined below) in favor of this Agreement and the transactions contemplated hereby.

D. The Parties (as defined below) intend for the Merger (as defined below) provided for herein to qualify as a “reorganization” under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended, and the regulations and formal guidance issued thereunder (the “Code”).

NOW, THEREFORE, for and in consideration of the foregoing, the mutual covenants, representations, warranties, and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1 Certain Definitions.  For purposes of and as used in this Agreement, the terms defined below shall, when capitalized, have the indicated meanings.

(a) “Acquisition Proposal” means, with respect to a Party, any inquiry, proposal, solicitation, or offer, or any filing of any regulatory application or notice (whether in draft or final form), or any disclosure of any intention to do any of the foregoing, from or by any Person relating to (i) any sale, lease, exchange, mortgage, pledge, transfer, or other disposition of 10% or more of such Party’s consolidated assets in a single transaction or series of transactions, other than the pledge by Bancshares of the capital stock of any wholly-owned bank Subsidiary of Bancshares in connection with a Financing Transaction; (ii) any tender offer or exchange offer with respect to, or direct or indirect purchase or acquisition of, 10% or more of the outstanding voting securities of such Party entitled to vote in the election of such Party’s directors, other than in connection with a Financing Transaction; or (iii) any merger, share exchange, consolidation, business combination, recapitalization, or similar transaction involving such Party or any of its Subsidiaries, in each case other than the transactions contemplated by this Agreement.

(b) “Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such Person.

(c) “Bancshares Common Stock” means the common stock, par value $1.00 per share, of Bancshares.

(d) “Bancshares Loan Property” means any property in which Bancshares (or a Subsidiary of Bancshares) holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

(e) “Bancshares Material Adverse Effect” means an effect, circumstance, occurrence, event, development, or change that, individually or in the aggregate with one or more other effects, circumstances, occurrences, events, developments, or changes, (i) has had, or could reasonably be expected to have, a material and adverse effect on the business, financial condition, or results of operations of Bancshares and its Subsidiaries taken as a whole or (ii) materially impairs the ability of Bancshares or Cornerstone to perform its obligations under this Agreement or prevents or materially impedes the consummation by Bancshares or Cornerstone of the transactions contemplated by this Agreement; provided, however, that, with respect to clause (i), the term Bancshares Material Adverse Effect shall not be deemed to include the impact of any effect, circumstance, occurrence, event, development, or change resulting from (1) changes after the date hereof in Laws of general applicability that apply to insured depository institutions and/or registered bank holding companies generally, or interpretations thereof by Governmental Entities, (2) changes after the date hereof in GAAP or regulatory accounting requirements applicable to insured depository institutions and/or registered bank holding companies generally, (3) changes in economic conditions, or changes in global, national, or regional political or market conditions (including changes in prevailing interest or exchange rates), in either case affecting the banking and financial services industry generally, (4) any outbreak or escalation of hostilities, declared or undeclared acts of war, or terrorism, (5) the public announcement or pendency of this Agreement or the transactions contemplated hereby, or (6) actions or omissions of SmartFinancial, SmartBank, Bancshares, and Cornerstone required under this Agreement or taken or omitted to be taken with the prior consent of the SmartFinancial Parties (in the case of actions or omissions by the Cornerstone Parties) or the Cornerstone Parties (in the case of actions or omissions by the SmartFinancial Parties), provided that effects, circumstances, occurrences, events, developments, and changes resulting from the changes or other matters described in clauses (1), (2), (3), and (4) shall not be excluded as a Bancshares Material Adverse Effect to the extent of any materially disproportionate impact they have on Bancshares and its Subsidiaries taken as a whole as measured relative to similarly situated companies in the banking and financial services industry.

(f) “Bancshares Option” means an option to acquire shares of Bancshares Stock under the Bancshares Statutory-NonStatutory Stock Option Plan or the Bancshares 2002 Long Term Incentive Plan, each as amended.

(g) “Bancshares Participation Facility” means any facility in which Bancshares (or a Subsidiary of Bancshares) participates in the management thereof (including all property held as trustee or in any other fiduciary capacity), and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

(h) “Bancshares Preferred Stock” means the preferred stock, no par value, of Bancshares, including the Bancshares Series A Stock.

(i) “Bancshares Series A Stock” means the Series A Convertible Preferred Stock, no par value, of Bancshares.

(j) “Bancshares Stock” means, collectively, the Bancshares Common Stock and the Bancshares Preferred Stock.

(k) “Banking Act” means the Tennessee Banking Act, Tennessee Code Annotated §45-1-101 et seq.

(l) “BHCA” means the Bank Holding Company Act of 1956, as amended (12 U.S.C. §1841 et seq.)

(m) “Book-Entry Shares” means non-certificated shares of SmartFinancial Stock prior to the Effective Time.

(n) “Business Day” means Monday through Friday of each week, excluding legal holidays recognized as such by the United States government and any day on which banking institutions in the State of Tennessee are authorized or obligated to close.

(o) “Certificate” means a certificate which prior to the Effective Time represents shares of SmartFinancial Stock.

(p) “Confidentiality Agreement” means that certain Mutual Confidentiality and Nondisclosure Agreement, dated April 4, 2014, by and between SmartFinancial and Bancshares.

(q) “Contract” means any contract, lease, deed, mortgage, license, instrument, note, commitment, undertaking, indenture, or other agreement, understanding, or legally binding arrangement, whether written or oral.

(r) “Cornerstone Common Stock” means the common stock, par value $1.00 per share, of Cornerstone.

(s) “Cornerstone Parties” means, collectively, Bancshares and Cornerstone.

(t) “Cornerstone Preferred Stock” means the preferred stock, no par value, of Cornerstone.

(u) “Cornerstone Stock” means, collectively, the Cornerstone Common Stock and the Cornerstone Preferred Stock.

(v) “Corporation Act” means the Tennessee Business Corporation Act, Tennessee Code Annotated §48-11-101 et seq.

(w) “Disclosure Memoranda” means, collectively, the SmartFinancial Disclosure Memorandum and the Cornerstone Disclosure Memorandum.

(x) “Environmental Law” means any Law relating to (i) the protection, preservation, or restoration of the environment (which includes, without limitation, air, water vapor, surface water, groundwater, drinking water supply, soil, surface land, subsurface land, plant and animal life, and any other natural resource) or human health or safety, or (ii) exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release, or disposal of, Hazardous Materials, in each case as amended. The term Environmental Law includes, without limitation, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Federal Clean Air Act, the Federal Clean Water Act, the Federal Resource Conservation and Recovery Act of 1976, and the Federal Occupational Safety and Health Act of 1970 as it relates to Hazardous Materials, each as amended.

(y) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(z) “ERISA Affiliate” means any Person that is considered one employer with a Party or any of such Party’s Subsidiaries under Section 4001(b)(1) of ERISA or Section 414 of the Code.

(aa) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(bb) “Excluded Shares” means shares of SmartFinancial Common Stock that, immediately prior to the Effective Time, are owned or held, other than in a bona fide fiduciary or agency capacity, by SmartFinancial, SmartBank, Bancshares, or Cornerstone, or any Subsidiary of SmartFinancial, SmartBank, Bancshares, or Cornerstone, including shares of SmartFinancial Stock held by SmartFinancial as treasury stock.

(cc) “FDIC” means the Federal Deposit Insurance Corporation.

(dd) “Federal Reserve” means the Board of Governors of the Federal Reserve System.

(ee) “Financing Transaction” means (i) the offer and sale by Bancshares of shares of Bancshares Common Stock having a market value up to but not to exceed $10,000,000, on terms consistent with Schedule 1.1(e)(e) hereto and on such other terms and conditions mutually acceptable to the Parties, the consent of a Party to any such other terms or conditions not be unreasonably withheld, and/or (ii) the incurrence by Bancshares of indebtedness in the form of one or more holding company loans on terms and conditions mutually acceptable to the Parties, the consent of a Party to any such terms or conditions not be unreasonably withheld, in either case to facilitate the transactions contemplated by this Agreement.

(ff) “GAAP” means United States generally accepted accounting principles.

(gg) “Governmental Entity” means any federal, state, provincial, local, or foreign court, agency, arbitrator, mediator, tribunal, commission, governmental or regulatory authority, or other governmental or administrative body, instrumentality, or authority, including without limitation the SEC, the Federal Trade Commission, the United States Department of Justice, the United States Department of Labor, the IRS, the Federal Reserve, the FDIC, and the TDFI.

(hh) “Hazardous Material” means any substance (whether solid, liquid, or gas) that is detrimental to human health or safety or to the environment currently listed, defined, designated, or classified as hazardous, toxic, radioactive, or dangerous, or otherwise regulated, under any Environmental Law, whether by type or by quantity, including any substance containing any such substance as a component. Hazardous Material includes, without limitation, any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance, or radioactive material, oil and petroleum, or any derivative or by-product thereof, radon, asbestos and any asbestos-containing material, urea formaldehyde foam insulation, lead, and polychlorinated biphenyl.

(ii) “Intellectual Property” means (i) all inventions, whether or not patentable and whether or not reduced to practice, and all improvements thereon, and all patents, patent applications, and patent disclosures, together with all re-issues, continuations, continuations-in-part, divisions, extensions, and re-examinations thereof; (ii) all trademarks, whether registered or unregistered, service marks, logos, domain names, rights in or to Internet web sites, and corporate, assumed, and trade names; (iii) all copyrights, whether registered or unregistered, and all applications, registrations, and renewals relative thereto; (iv) all datasets, databases, and related information and documentation; and (v) any and all other intellectual property and proprietary rights.

(jj) “Interim Bancshares Financials” means the financial statements of the Cornerstone Parties included with the Bancshares quarterly report on Form 10-Q for the period ended September 30, 2014.

(kk) “IRS” means the United States Internal Revenue Service.

(ll) “Joint Proxy Statement/Prospectus” means the joint proxy statement prepared by SmartFinancial and Bancshares to solicit approval of this Agreement and the transactions contemplated hereby by the shareholders of SmartFinancial and Bancshares, and approval of the Authorized Stock Amendment, the Amended and Restated Bancshares Charter, the Amended and Restated Bancshares Bylaws, the Series A Redemption Amendment, the Reverse Stock Split Amendment, and the Bancshares Incentive Plan by the shareholders of Bancshares, which will include the prospectus of Bancshares relating to the issuance of Bancshares Common Stock to holders of SmartFinancial Common Stock and the issuance of Bancshares SBLF Equivalent Stock to the holders of SmartFinancial Series A Stock pursuant to and in accordance with Article III of this Agreement.

(mm) “Knowledge” means, with respect to a Party, the actual knowledge after reasonable inquiry of the chairman, president, chief executive officer, chief financial officer, chief operating officer, chief lending officer, and chief credit officer of such Person, and other Persons performing similar functions for such Person.

(nn) “Laws” means any and all federal, state, provincial, local, and foreign laws, constitutions, common law principles, ordinances, codes, statutes, judgments, determinations, injunctions, decrees, orders, rules, and regulations.

(oo) “Lien” means any lien, claim, attachment, garnishment, imperfection of title, pledge, mortgage, deed of trust, hypothecation, security interest, charge, option, restriction, easement, reversionary interest, right of refusal, voting trust arrangement, buy-sell agreement, preemptive right, or other adverse claim, encumbrance, or right of any nature whatsoever.

(pp) “Loan” means a loan, lease, advance, credit enhancement, guarantee, or other extension of credit.

(qq) “NASDAQ” means The NASDAQ Stock Market LLC.

(rr) “Parties” means, collectively, SmartFinancial, SmartBank, Bancshares, and Cornerstone.

(ss) “Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust, and any other entity or organization, whether or not incorporated, including without limitation any Governmental Entity.

(tt) “Registration Statement” means the registration statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, filed by Bancshares with the SEC under the Securities Act with respect to the shares of Bancshares Common Stock to be issued by Bancshares to the holders of SmartFinancial Common Stock and the shares of Bancshares SBLF Equivalent Stock to be issued by Bancshares to the holders of SmartFinancial Series A Stock, in each case in connection with the transactions contemplated by this Agreement.

(uu) “SEC” means the United States Securities and Exchange Commission.

(vv) “Securities Act” means the Securities Act of 1933, as amended.

(ww) “SmartBank Common Stock” means the common stock, par value $1.00 per share, of SmartBank.

(xx) “SmartBank Preferred Stock” means the preferred stock, par value $1.00 per share, of SmartBank.

(yy) “SmartBank Stock” means, collectively, the SmartBank Common Stock and the SmartBank Preferred Stock.

(zz) “SmartFinancial Common Stock” means the common stock, par value $1.00 per share, of SmartFinancial.

(aaa) “SmartFinancial Financial Statements” means, collectively, the Audited SmartFinancial Financials and the Interim SmartFinancial Financials.

(bbb) “SmartFinancial Loan Property” means any property in which SmartFinancial (or a Subsidiary of SmartFinancial) holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

(ccc) “SmartFinancial Material Adverse Effect” means an effect, circumstance, occurrence, event, development, or change that, individually or in the aggregate with one or more other effects, circumstances, occurrences, events, developments, or changes, (i) has had, or could reasonably be expected to have, a material and adverse effect on the business, financial condition, or results of operations of SmartFinancial and its Subsidiaries taken as a whole or (ii) materially impairs the ability of SmartFinancial or SmartBank to perform its obligations under this Agreement or prevents or materially impedes the consummation by SmartFinancial or SmartBank of the transactions contemplated by this Agreement; provided, however, that, with respect to clause (i), the term SmartFinancial Material Adverse Effect shall not be deemed to include the impact of any effect, circumstance, occurrence, event, development, or change resulting from (1) changes after the date hereof in Laws of general applicability that apply to insured depository institutions and/or registered bank holding companies generally, or interpretations thereof by Governmental Entities, (2) changes after the date hereof in GAAP or regulatory accounting requirements applicable to insured depository institutions and/or registered bank holding companies generally, (3) changes in economic conditions, or changes in global, national, or regional political or market conditions (including changes in prevailing interest or exchange rates), in either case affecting the banking and financial services industry generally, (4) any outbreak or escalation of hostilities, declared or undeclared acts of war, or terrorism, (5) the public announcement or pendency of this Agreement or the transactions contemplated hereby, or (6) actions or omissions of SmartFinancial, SmartBank, Bancshares, and Cornerstone required under this Agreement or taken or omitted to be taken with the prior consent of the SmartFinancial Parties (in the case of actions or omissions by the Cornerstone Parties) or the Cornerstone Parties (in the case of actions or omissions by the SmartFinancial Parties), provided that effects, circumstances, occurrences, events, developments, and changes resulting from the changes or other matters described in clauses (1), (2), (3), and (4) shall not be excluded as a SmartFinancial Material Adverse Effect to the extent of any materially disproportionate impact they have on SmartFinancial and its Subsidiaries taken as a whole as measured relative to similarly situated companies in the banking and financial services industry.

(ddd) “SmartFinancial Option” means an option to acquire shares of SmartFinancial Stock under the SmartBank Stock Option Plan, as amended, or the SmartFinancial, Inc. 2010 Incentive Plan, as amended.

(eee) “SmartFinancial Participation Facility” means any facility in which SmartFinancial (or a Subsidiary of SmartFinancial) participates in the management thereof (including all property held as trustee or in any other fiduciary capacity), and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

(fff) “SmartFinancial Parties” means, collectively, SmartFinancial and SmartBank.

(ggg) “SmartFinancial Preferred Stock” means the preferred stock, par value $1.00 per share, of SmartFinancial, including the SmartFinancial Series A Stock.

(hhh) “SmartFinancial Series A Stock” means the Non-Cumulative Perpetual Preferred Stock, Series A, par value $1.00 per share, of SmartFinancial.

(iii) “SmartFinancial Stock” means, collectively, the SmartFinancial Common Stock and the SmartFinancial Preferred Stock.

(jjj) “Subsidiary” means any corporation, limited liability company, partnership, joint venture, or other entity in which SmartFinancial, SmartBank, Bancshares, or Cornerstone, as the case may be, has, directly or indirectly, an equity or ownership interest representing 50% or more of any class of the capital stock thereof or other equity or ownership interests therein.

(kkk) “Superior Bancshares Proposal” means any bona fide written proposal made by a third party for or with respect to an Acquisition Proposal which the Bancshares board of directors determines in good faith, after taking into account all legal, financial, regulatory, and other aspects of the proposal (including without limitation the amount, form, and timing of payment of consideration, the financing thereof, any associated break-up or termination fees, including those provided for in this Agreement, expense reimbursement provisions, and all conditions to consummation) and the Person making the proposal, and after taking into account the advice of Bancshares’ financial advisor (which shall be a nationally recognized investment banking firm) and outside legal counsel, is (i) more favorable from a financial point of view to the shareholders of Bancshares than the transactions contemplated by this Agreement and (ii) is reasonably likely to be consummated on the terms set forth.

(lll) “Superior SmartFinancial Proposal” means any bona fide written proposal made by a third party for or with respect to an Acquisition Proposal which the SmartFinancial board of directors determines in good faith, after taking into account all legal, financial, regulatory, and other aspects of the proposal (including without limitation the amount, form, and timing of payment of consideration, the financing thereof, any associated break-up or termination fees, including those provided for in this Agreement, expense reimbursement provisions, and all conditions to consummation) and the Person making the proposal, and after taking into account the advice of SmartFinancial’s financial advisor (which shall be a nationally recognized investment banking firm) and outside legal counsel, is (i) more favorable from a financial point of view to the shareholders of SmartFinancial than the transactions contemplated by this Agreement and (ii) is reasonably likely to be consummated on the terms set forth.

(mmm) “Tax” or “Taxes” means any and all federal, state, provincial, local, and foreign taxes, including without limitation (i) any income, profits, alternative or add-on minimum, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, unemployment, excise, severance, stamp, occupation, net worth, premium, real property, property, environmental, or windfall profit tax, custom, or duty, or other tax of any kind whatsoever, together with any interest or penalty, addition to tax, or other additional amount imposed by any Governmental Entity or other Person responsible for the imposition or collection of any such tax, and (ii) any liability for the payment of any amounts of the type described in clause (i) above as a result of any express or implied agreement or obligation to indemnify any other Person or any contractual arrangement or agreement.

(nnn) “Tax Return” means any return (including any amended return), declaration, or other report, including without limitation elections, claims for refunds, schedules, estimates, and information returns and statements, with respect to any Taxes (including estimated Taxes).

(ooo) “TDFI” means the Tennessee Department of Financial Institutions.

(ppp) “Treasury SBLF Agreement” means that certain Small Business Lending Fund — Securities Purchase Agreement, dated and effective as of August 4, 2011, between SmartFinancial and the United States Secretary of the Treasury, including all annexes thereto.

Section 1.2 Other Definitions. Capitalized terms used in this Agreement and not defined in Section 1.1, but otherwise defined in this Agreement, shall have the meanings otherwise ascribed thereto.

ARTICLE II
THE MERGER

Section 2.1 The Merger.  Subject to and upon the terms and conditions set forth in this Agreement, at the Effective Time (as defined below), SmartFinancial shall be merged with and into Bancshares in accordance with, and with the effect provided in, this Agreement and applicable provisions of the Corporation Act (the “Merger”). At the Effective Time, the separate corporate existence of SmartFinancial shall cease and Bancshares shall continue, as the surviving corporation of the Merger, as a corporation chartered under the laws of the State of Tennessee unaffected and unimpaired by the Merger (Bancshares in such capacity as the surviving corporation of the Merger being sometimes referred to herein as the “Surviving Corporation”).

Section 2.2 Closing.  Subject to the satisfaction or waiver (subject to applicable Law) of the conditions precedent set forth in Article VIII hereof (other than those conditions that by their nature are to be satisfied at the Closing), the closing of the transactions contemplated by this Agreement, including without limitation the Merger (the “Closing”), shall take place at the offices of Butler Snow LLP, The Pinnacle at Symphony Place, Suite 1600, 150 3rd Avenue South, Nashville, Tennessee 37201, on such date and at such time as shall be mutually agreed upon by the Parties; provided that such date shall be not more than 30 days after the satisfaction or waiver (subject to applicable Law) of all of the conditions precedent set forth in Article VIII hereof (other than those conditions that by their nature are to be satisfied at the Closing). Notwithstanding the foregoing, the Parties expressly agree that the Closing may take place by the electronic, facsimile, and/or overnight courier exchange of executed documents. The actual date on which the Closing shall occur is referred to in this Agreement as the “Closing Date.”

Section 2.3 Effective Time.  Prior to or at the Closing, SmartFinancial and Bancshares shall duly execute and deliver, for filing with the Tennessee Secretary of State, articles of merger in a form and substance mutually agreed upon by SmartFinancial and Bancshares (the “Articles of Merger”). The Merger shall become effective on such date and at such time as the Articles of Merger are filed with the Tennessee

Secretary of State, or on such later date and/or at such later time as shall be set forth in the Articles of Merger (the date and time the Merger becomes effective being referred to in this Agreement as the “Effective Time”).

Section 2.4 Effect of the Merger.  The Merger shall have the effects set forth in this Agreement and applicable provisions of the Corporation Act. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all property, rights, interests, privileges, powers, and franchises of SmartFinancial shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities, and duties of SmartFinancial shall become and be debts, liabilities, obligations, restrictions, disabilities, and duties of the Surviving Corporation.

Section 2.5 Legal Name of Surviving Corporation.  The legal name of the Surviving Corporation at the Effective Time of the Merger will be “Cornerstone Bancshares, Inc.” However, upon the effectiveness of the Amended and Restated Bancshares Charter (as defined in Section 7.15(c)) as herein provided, the legal name of the Surviving Corporation will be changed to “SmartFinancial, Inc.”

Section 2.6 Charter and Bylaws of Surviving Corporation.  The charter and bylaws of Bancshares as in effect immediately prior to the Effective Time shall at and after the Effective Time be the charter and bylaws of the Surviving Corporation until such time as the same shall be amended in accordance with applicable Law.

Section 2.7 Redemption of Bancshares Series A Stock.  At or prior to the Effective Time, each share of Bancshares Series A Stock issued and outstanding shall be redeemed by Bancshares in accordance with applicable Law and the charter and bylaws of Bancshares, as amended. Prior to the Effective Time, Bancshares shall take all action necessary or advisable to redeem, or to provide for the redemption at the Effective Time of, the Bancshares Series A Stock in such manner, including without limitation seeking and obtaining any approvals of Governmental Entities required for the redemption of the Bancshares Series A Stock, giving notice of redemption of the Bancshares Series A Stock to the holders thereof in accordance with the charter of Bancshares, and depositing all funds necessary for the redemption of all shares of Bancshares Series A Stock in trust for the benefit of the holders thereof in accordance with the charter of Bancshares.

ARTICLE III
MERGER CONSIDERATION

Section 3.1 Conversion and Exchange of SmartFinancial Stock.

(a) Subject to the other provisions of this Article III, solely by virtue of and as a result of the Merger:

(i) Each share of SmartFinancial Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of SmartFinancial Common Stock that are Excluded Shares or Dissenting Shares) shall at the Effective Time, automatically and without any action on the part of the holder(s) thereof, be converted into and canceled in exchange for the right to receive 4.20 shares (the “Exchange Ratio”) of Bancshares Common Stock (the “Per Share Common Consideration”); provided, however, that the Parties expressly acknowledge and agree that, in the event the Reverse Stock Split is consummated prior to the Effective Time as contemplated by Section 7.15(e), the Exchange Ratio as adjusted to account for the Reverse Stock Split in accordance with Section 3.7 will be 1.05 shares; and

(ii) Each share of SmartFinancial Series A Stock issued and outstanding immediately prior to the Effective Time shall at the Effective Time, automatically and without any action on the part of the holder(s) thereof, be converted into and cancelled in exchange for one share of preference securities of Bancshares (such preference securities as described in this Section 3.1(a)(ii), the “Bancshares SBLF Equivalent Stock”) (A) having a liquidation preference equal to that of the share of SmartFinancial Series A Stock so converted and cancelled, (B) entitling the holder(s) thereof to dividends thereon from the Effective Time on terms equivalent to those of the SmartFinancial Series A Stock, and (C) having such other rights, preferences, privileges, and voting powers, and limitations and restrictions thereof, that are the same as the rights, preferences, privileges, and voting powers, and limitations and restrictions thereof, of the SmartFinancial Series A Stock immediately prior to the Effective Time, taken as a whole (the “Per Share Series A Consideration”).

The aggregate Per Share Common Consideration payable or issuable by Bancshares to the holders of SmartFinancial Common Stock in accordance with this Agreement, and the aggregate Per Share Series A Consideration payable or issuable by Bancshares to the holders of SmartFinancial Series A Stock in accordance with this Agreement, are referred to herein collectively as the “Merger Consideration.”

(b) The exchange of shares of SmartFinancial Series A Stock for shares of Bancshares SBLF Equivalent Stock provided for in Section 3.1(a) shall be in accordance with the charter, bylaws, and other governing documents of SmartFinancial, the terms of the Treasury SBLF Agreement, and the terms of any other agreements pursuant to which the shares of SmartFinancial Series A Stock were issued or required to be entered into in order to effect such exchange. Bancshares shall, and agrees to, at and after the Effective Time, assume, honor, observe, and perform all of the terms, provisions, obligations, rights, responsibilities, preferences, privileges, limitations, and restrictions of or pertaining to the SmartFinancial Series A Stock.

Section 3.2 Exchange Procedures.

(a) Deposit with Exchange Agent.  At or prior to the Closing, Bancshares shall deliver or cause to be delivered to an exchange agent mutually agreed upon by SmartFinancial and Bancshares, which the Parties agree may be Bancshares’ or SmartFinancial’s customary stock transfer agent (the “Exchange Agent”), for the benefit of holders of SmartFinancial Stock (other than holders of Excluded Shares and holders of Dissenting Shares), a certificate or certificates or, at Bancshares’ option, evidence of shares in book entry form representing the number of shares of Bancshares Common Stock and the number of shares of Bancshares SBLF Equivalent Stock issuable to holders of SmartFinancial Stock (other than holders of Excluded Shares and holders of Dissenting Shares) in the form of Merger Consideration. The Exchange Agent shall not be entitled to vote or exercise any other rights of ownership with respect to the shares of Bancshares Common Stock or Bancshares SBLF Equivalent Stock held by it from time to time hereunder, except that it shall receive and hold all dividends and other distributions payable or distributable with respect to such shares for the account of the Persons entitled thereto.

(b) Letter of Transmittal.  Provided that the SmartFinancial Parties have delivered or caused to be delivered to the Exchange Agent all information which is necessary for the Exchange Agent to perform its obligations as specified herein, the Exchange Agent shall, and the Cornerstone Parties shall cause the Exchange Agent to, promptly after the Effective Time (but in any event not later than 5 Business Days after the Effective Time), mail or deliver to each holder of record of shares of SmartFinancial Stock immediately prior to the Effective Time, or, in the case of “street holders,” to the Depository Trust Company (other than holders of Excluded Shares and holders of Dissenting Shares), a letter of transmittal in customary form and containing such provisions as Bancshares shall reasonably require (including provisions confirming that delivery of Certificates and Book-Entry Shares shall be effected, and that risk of loss of and title to Certificates and Book-Entry Shares shall pass, only upon proper delivery of the Certificates or Book-Entry Shares to the Exchange Agent) and instructions for use in effecting the surrender of Certificates and Book-Entry Shares in exchange for that portion of the Merger Consideration payable or issuable in respect of the shares of SmartFinancial Stock previously represented by such Certificates or in respect of such Book-Entry Shares, as applicable, pursuant to the provisions of this Agreement.

(c) Payment of Merger Consideration.  Upon surrender of a Certificate or Book-Entry Shares to the Exchange Agent for exchange, together with a duly executed letter of transmittal, or an “agent’s message,” in the case of Book-Entry Shares held in street name, and such other documents as may reasonably be required by the Exchange Agent, (i) the holder of such Certificate or Book-Entry Shares shall be entitled to receive in exchange therefor, and the Exchange Agent shall pay and deliver to such holder, that portion of the Merger Consideration to which such holder shall be entitled pursuant to the provisions of this Agreement, in full satisfaction of all rights pertaining to the shares of SmartFinancial Stock formerly represented by such Certificate or to such Book-Entry Shares, as applicable, and (ii) the Certificate or Book-Entry Shares so surrendered shall be canceled. In the event Merger Consideration or any other amounts issuable or payable under this Agreement to a holder of shares of SmartFinancial Stock is to be issued in the name of, or paid to, a Person other than the Person in whose name such shares are registered, it shall be a condition to the issuance or payment of such Merger Consideration or other amounts that the Certificate formerly representing such shares, or, in the case of non-certificated shares, the Book-Entry Shares, be presented to the Exchange Agent, together with evidence of or appropriate documents or instruments for transfer and evidence that any applicable stock transfer or other Taxes have been paid or are not applicable, all in such form as the Exchange Agent shall reasonably require.

(d) Closing of Stock Transfer Books.  At the Effective Time, the stock transfer books of SmartFinancial shall be closed and there shall thereafter be no further transfers of shares of SmartFinancial Stock on the records of SmartFinancial, and, if any shares of SmartFinancial Stock are thereafter presented to the Cornerstone Parties or the Exchange Agent for transfer, such shares shall be cancelled against delivery of that portion of the Merger Consideration payable or issuable in respect thereof as herein provided. Until duly surrendered to the Exchange Agent in accordance with the provisions of this Agreement, Certificates and Book-Entry Shares shall, at and after the Effective Time, evidence and represent only the right to receive that portion of the Merger Consideration payable or issuable in respect thereof (or the SmartFinancial Stock represented thereby) in accordance with this Agreement. No dividends or other distributions payable or distributable on or with respect to shares of Bancshares Common Stock or Bancshares SBLF Equivalent Stock that are issued or issuable in connection with the Merger in accordance with this Agreement will be remitted to any Person entitled to receive such shares of Bancshares Common Stock or Bancshares SBLF Equivalent Stock, as applicable, until such Person surrenders his or her Certificate(s) previously representing the shares of SmartFinancial Stock converted into such Bancshares Common Stock or Bancshares SBLF Equivalent Stock, as applicable, or his or her Book-Entry Shares converted into such Bancshares Common Stock or Bancshares SBLF Equivalent Stock, as applicable, at which time such dividends and other distributions shall be remitted to such Person, without interest. No interest shall be paid or will accrue on any amounts payable to holders of SmartFinancial Stock under or in accordance with this Agreement.

(e) Lost, Stolen, or Destroyed Certificates.  In the event any Certificate shall have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen, or destroyed and the execution by such Person of an indemnity agreement and/or the posting by such Person of a bond in such form and amount as the Cornerstone Parties and the Exchange Agent may reasonably require as indemnity against any claim that may be made against them with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen, or destroyed Certificate that portion of the Merger Consideration deliverable in respect of the shares of SmartFinancial Stock previously represented thereby pursuant to this Agreement.

(f) Unclaimed Merger Consideration.  Any portion of the Merger Consideration, and any other amounts payable by Bancshares to the holders of shares of SmartFinancial Stock in accordance with this Agreement, in each case that remain(s) unclaimed by former shareholders of SmartFinancial for 12 months after the Effective Time (as well as any dividends or other distributions payable in respect thereof) shall be delivered by the Exchange Agent to Bancshares. Any former shareholder of SmartFinancial who has not theretofore complied with the exchange procedures provided for in this Agreement shall thereafter look only to Bancshares for that portion of the Merger Consideration (and any other amounts) deliverable in respect of the shares of SmartFinancial Stock previously held by such shareholder, as determined pursuant to this Agreement, without any interest thereon. Neither the Exchange Agent nor any Party to this Agreement shall be liable to any holder of SmartFinancial Stock for any portion of the Merger Consideration (or any other amounts) properly paid to a Governmental Entity pursuant to applicable abandoned property, escheat, or similar Laws. Bancshares and the Exchange Agent shall be entitled to rely upon the stock transfer books of SmartFinancial to establish the identity of those Persons entitled to receive the Merger Consideration (and any other amounts) specified in this Agreement, which books shall be conclusive with respect thereto. In the event of a dispute regarding the ownership of SmartFinancial Stock, Bancshares and the Exchange Agent shall be entitled to deposit any portion of the Merger Consideration (or any other amounts) payable in respect thereof in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

Section 3.3 Rights as SmartFinancial Shareholders.  Holders of SmartFinancial Stock immediately prior to the Effective Time shall, at and after the Effective Time, cease to be shareholders of SmartFinancial and shall have no further rights as shareholders of SmartFinancial, other than the right to receive the Merger Consideration and any other amounts payable or issuable in respect of such holders’ SmartFinancial Stock in accordance with this Article III.

Section 3.4 No Fractional Shares.  Notwithstanding any other provision of this Agreement, no fraction of a share of Bancshares Common Stock, and no certificate or scrip therefor, will be issued in connection with the Merger to any holder of shares of SmartFinancial Common Stock. Rather, after aggregating and taking into account all Certificates and/or Book-Entry Shares delivered by a holder of SmartFinancial Common Stock, the number of shares of Bancshares Common Stock issuable to such holder shall (if not a whole number) be rounded up to the next whole share (i.e., both 9.1 and 9.9 would round to 10.0).

Section 3.5 Dissenting Shares.

(a) Notwithstanding any provision of this Agreement to the contrary, but subject to Section 3.5(b), each issued and outstanding share of SmartFinancial Common Stock the holder of which has perfected his or her right to dissent from the Merger pursuant to Chapter 23 of the Corporation Act, and has not effectively withdrawn or lost such right as of the Effective Time (collectively, the “Dissenting Shares”), shall not be converted into and canceled in exchange for, or represent a right to receive, the Per Share Common Consideration hereunder, and the holder thereof shall be entitled only to such rights as are granted by the Corporation Act. Bancshares shall be entitled to retain any Merger Consideration not paid on account of Dissenting Shares, and the shareholders of SmartFinancial shall not be entitled to any portion of such retained Merger Consideration. Any payments made in respect of Dissenting Shares shall be made by Bancshares within the time period set forth in the Corporation Act.

(b) If any holder of shares of SmartFinancial Common Stock who asserts such holder’s right to dissent from the Merger pursuant to Chapter 23 of the Corporation Act shall have effectively withdrawn or lost his or her right to dissent (through failure to perfect or otherwise), then, as of the Effective Time or the occurrence of such event, whichever occurs later, the shares of SmartFinancial Common Stock held by such holder shall be converted into and cancelled in exchange for, on a share by share basis, the right to receive the Per Share Common Consideration in accordance with the applicable provisions of this Agreement.

Section 3.6 Excluded Shares.  At the Effective Time, each Excluded Share shall, for no consideration, be automatically canceled and retired and shall cease to exist, and, for the avoidance of doubt, no exchange or payment shall be made with respect thereto or in respect thereof.

Section 3.7 Adjustment of Exchange Ratio.  If during the period from the date of this Agreement until immediately prior to the Effective Time any change in the outstanding shares of capital stock of SmartFinancial or Bancshares shall occur, including without limitation by reason of any stock dividend, distribution paid in stock, stock subdivision or reclassification, recapitalization, stock split or combination (including without limitation the Reverse Stock Split), or exchange or readjustment of shares, then the consideration payable or issuable to holders of SmartFinancial Stock pursuant to this Agreement shall be appropriately adjusted to reflect such change; provided, however, that neither the issuance of shares of Bancshares Stock upon the exercise of Bancshares Options, the issuance of shares of SmartFinancial Stock upon the exercise of SmartFinancial Options, nor the issuance of shares of Bancshares Common Stock as part of a Financing Transaction shall cause or result in an adjustment of or to the consideration payable or issuable to holders of SmartFinancial Stock hereunder.

Section 3.8 SmartFinancial Options.

(a) At the Effective Time, each outstanding SmartFinancial Option, whether vested or unvested immediately prior to the Effective Time, shall be automatically cancelled and converted into an option to purchase that number of shares of Bancshares Common Stock equal to the number of shares of

SmartFinancial Stock issuable upon the exercise of such SmartFinancial Option immediately prior to the Effective Time multiplied by the Exchange Ratio, and the per share exercise price of such option to purchase shares of Bancshares Common Stock shall be equal to the per share exercise price of the SmartFinancial Option immediately prior to the Effective Time divided by the Exchange Ratio.

(b) Those SmartFinancial Options which are incentive stock options (as defined in Section 422 of the Code) shall, at the Effective Time upon conversion as provided in Section 3.8(a), maintain their qualified status as such in accordance and compliance with Section 422 and Section 424 of the Code, and, prior to or at the Effective Time, the SmartFinancial Parties shall take all actions reasonably necessary to provide for the conversion of such SmartFinancial Options in such manner.

(c) Not less than 30 days prior to the anticipated Closing Date, the SmartFinancial Parties shall send a written agreement and acknowledgement (the same to be in form and substance reasonably acceptable to the Cornerstone Parties) to the holders of then-outstanding SmartFinancial Options requesting that such holders execute and return the written agreement and acknowledgement to the SmartFinancial Parties with regard to the cancellation and conversion of their SmartFinancial Options in accordance with the terms of this Agreement. The SmartFinancial Parties shall use commercially reasonable efforts to obtain a written agreement and acknowledgement from each holder of a then-outstanding SmartFinancial Option with regard to the cancellation and conversion of such SmartFinancial Option in accordance with the terms of this Agreement.

(d) Effective as of the Effective Time, the SmartFinancial Parties shall terminate the SmartFinancial, Inc. 2010 Incentive Plan and the SmartBank Stock Option Plan. The SmartFinancial Parties shall prior to the Effective Time take any and all action reasonably necessary to effectuate the termination of such plans in such manner, including without limitation the adoption by the boards of directors of the SmartFinancial Parties of such resolutions as may be necessary to effect and reflect such terminations.

(e) Effective as of the Effective Time, the Cornerstone Parties shall terminate the Cornerstone Bancshares, Inc. Statutory-NonStatutory Stock Option Plan. The Cornerstone Parties shall prior to the Effective Time take any and all action reasonably necessary to effectuate the termination of such plan in such manner, including without limitation the adoption by the boards of directors of the Cornerstone Parties of such resolutions as may be necessary to effect and reflect such termination.

(f) Prior to the Effective Time, Bancshares shall adopt, in accordance with applicable Law and applicable provisions of this Agreement, a new incentive compensation plan pursuant to which the options to purchase shares of Bancshares Common Stock into which SmartFinancial Options will be converted in accordance with this Agreement will be issued (the “Bancshares Incentive Plan”), which Bancshares Incentive Plan shall be in a form and substance mutually agreed upon by the Parties. Bancshares shall take any and all action reasonably necessary to provide for the adoption of the Bancshares Incentive Plan, including without limitation the adoption by the board of directors of Bancshares of such resolutions as may be necessary to effect the adoption of the Bancshares Incentive Plan.

Section 3.9 Withholding Rights.  Bancshares (through the Exchange Agent, if applicable) shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement to any holder of shares of SmartFinancial Stock such amounts as Bancshares is required under the Code or any other applicable Law to deduct and withhold with respect to the making of such payment. Any amounts so deducted and withheld shall be timely remitted to the appropriate Governmental Entity and shall be treated for all purposes of this Agreement as having been paid to the holder of the SmartFinancial Stock in respect of which such deduction and withholding was made.

Section 3.10 Bancshares Common Stock.  The shares of Bancshares Common Stock issued and outstanding immediately prior to the Effective Time shall not be affected by the Merger, and, accordingly, each share of Bancshares Common Stock issued and outstanding immediately prior to the Effective Time shall, at and after the Effective Time, remain an issued and outstanding share of common stock of the Surviving Corporation.

Section 3.11 Availability of Dissenters’ Rights.  Both the holders of shares of SmartFinancial Common Stock and the holders of shares of Bancshares Common Stock shall have such rights to dissent from the Merger and obtain payment of the fair value of their shares as are afforded to such holders by Chapter 23 of the Corporation Act.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BANCSHARES AND CORNERSTONE

Section 4.1 Cornerstone Disclosure Memorandum.  Prior to the Parties’ execution and delivery of this Agreement, Bancshares and Cornerstone have delivered to the SmartFinancial Parties a confidential memorandum (the “Cornerstone Disclosure Memorandum”) setting forth, among other things, items the disclosure of which is necessary either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more representations or warranties of the Cornerstone Parties contained in this Article IV or to one or more of their covenants contained in Article VI, making specific reference in such Cornerstone Disclosure Memorandum to the Section(s) of this Agreement to which such items relate.

Section 4.2 Bancshares and Cornerstone Representations and Warranties.  Each of Bancshares and Cornerstone hereby represents and warrants to the SmartFinancial Parties as follows:

(a) Organization and Qualification.  Bancshares is a corporation duly organized, validly existing, and in good standing under the laws of the State of Tennessee, and is duly registered as a bank holding company under the BHCA. Cornerstone is a banking corporation duly organized, validly existing, and in good standing under the laws of the State of Tennessee. Each of Bancshares and Cornerstone has the power and authority to own, lease, and operate its properties and assets and to conduct its respective business as presently conducted. Each of Bancshares and Cornerstone is duly licensed or qualified to transact business and is in good standing in each jurisdiction in which the character of the properties or assets owned or leased by it or the nature of the business conducted by it makes such licensing or qualification necessary. The copies of the charters, bylaws, articles of organization, operating agreements, and other organizational documents of Bancshares and Cornerstone and their respective Subsidiaries previously provided or made available to the SmartFinancial Parties are true, correct, and complete copies of such documents as in effect as of the date of this Agreement. Neither Bancshares or Cornerstone nor any Subsidiary of Bancshares or Cornerstone is in violation of its respective charter, bylaws, articles of organization, operating agreement, or other organizational documents. The minute books of Bancshares and Cornerstone and their Subsidiaries previously provided or made available to the SmartFinancial Parties constitute a true, complete, and correct record of all meetings of and material corporate actions taken by their respective boards of directors (and each committee thereof), shareholders, members, managers, and other governing bodies, as applicable.

(b) Subsidiaries and Other Interests.  Set forth on Schedule 4.2(b) of the Cornerstone Disclosure Memorandum is a true, correct, and complete list of all Subsidiaries of Bancshares (other than Cornerstone) and/or Cornerstone, as well as the name of each such Subsidiary, each such Subsidiary’s jurisdiction of incorporation, organization, or formation, and Bancshares’ and/or Cornerstone’s percentage ownership of each such Subsidiary. Each of Bancshares and Cornerstone owns beneficially and of record the capital stock or other equity or ownership interest it owns in each of its Subsidiaries free and clear of any and all Liens. There are no Contracts relating to the right of Bancshares or Cornerstone to vote or dispose of any capital stock or other equity or ownership interest of any Subsidiary of Bancshares or Cornerstone. The ownership interests of Bancshares and Cornerstone in their respective Subsidiaries are in compliance with all applicable Laws. Each of the Subsidiaries of Bancshares and/or Cornerstone is a corporation, limited liability company, or other entity duly organized, validly existing, and in good standing under the laws of its jurisdiction of incorporation, organization, or formation, has all requisite power and authority to own, lease, and operate its properties and assets and to conduct its business as presently conducted, and is duly licensed or qualified to transact business and is in good standing in each jurisdiction in which the character of the properties or assets owned or leased by it or the nature of the business conducted by it makes such licensing or qualification necessary. The outstanding capital stock or other outstanding equity or ownership interests of each Subsidiary of Bancshares and/or Cornerstone have been validly authorized and are validly issued, fully paid, and non-assessable. No shares of capital stock or other equity or ownership interests of any Subsidiary of Bancshares and/or Cornerstone are or may be required to be issued by virtue of any options, warrants, or other rights; no securities exist that are convertible into or exchangeable for any shares of capital stock or other equity or ownership interests of any Subsidiary of Bancshares and/or Cornerstone, or any other debt or equity security of any Subsidiary of Bancshares and/or Cornerstone; and there are no Contracts for the issuance of any additional capital stock or other equity or ownership interests, or any other debt or equity securities, of any Subsidiary of Bancshares and/or Cornerstone or any options, warrants, or other rights with respect to such securities. Except (i) as set forth on Schedule 4.2(b) of the Cornerstone Disclosure Memorandum and (ii) for securities and other interests held in a fiduciary capacity and beneficially owned by third parties, neither Bancshares nor Cornerstone owns, beneficially or of record, directly or indirectly, any equity securities of or any other equity or ownership interest in any Person.

(c) Capitalization.  The authorized capital stock of Bancshares consists of (i) 20,000,000 shares of common stock, par value $1.00 per share, and (ii) 2,000,000 shares of preferred stock, no par value, of which 600,000 shares have been designated as Series A Convertible Preferred Stock. The authorized capital stock of Cornerstone consists of (i) 2,000,000 shares of common stock, par value $1.00 per share, and (ii) 2,000,000 shares of preferred stock, no par value. Set forth on Schedule 4.2(c) of the Cornerstone Disclosure Memorandum is a true, correct, and complete listing, by class and, if applicable, series, of the issued and outstanding shares of Bancshares Stock and Cornerstone Stock. There are no other classes or series of authorized, issued, or outstanding capital stock of Bancshares or Cornerstone. No shares of Bancshares Stock are held in treasury by Bancshares or otherwise owned, directly or indirectly, by Bancshares, and no shares of Cornerstone Stock are held in treasury by Cornerstone or otherwise owned, directly or indirectly, by Cornerstone. All of the issued and outstanding shares of Bancshares Stock and Cornerstone Stock have been duly and validly authorized and issued in full compliance with all applicable Laws and are fully paid and non-assessable, and none of the issued and outstanding shares of Bancshares Stock or Cornerstone Stock have been issued in violation of the preemptive rights of any Person. Except as set forth on Schedule 4.2(c) of the Cornerstone Disclosure Memorandum, (i) there are no outstanding options, warrants, subscriptions, agreements, contracts, rights, calls, or commitments, of any kind or character, that require or obligate or could require or obligate Bancshares to issue, deliver, or sell, or cause to be issued, delivered, or sold, any additional shares of Bancshares capital stock, or securities convertible into or exercisable for shares of Bancshares capital stock, or that require or obligate or could require or obligate Bancshares to grant, extend, or enter into any such option, warrant, subscription, agreement, contract, right, call, or commitment, and (ii) there are no outstanding options, warrants, subscriptions, agreements, contracts, rights, calls, or commitments, of any kind or character, that require or obligate or could require or obligate Cornerstone to issue, deliver, or sell, or cause to be issued, delivered, or sold, any additional shares of Cornerstone capital stock, or securities convertible into or exercisable for shares of Cornerstone capital stock, or that require or obligate or could require or obligate Cornerstone to grant, extend, or enter into any such option, warrant, subscription, agreement, contract, right, call, or commitment. There are no outstanding obligations of Bancshares or Cornerstone to repurchase, redeem, or otherwise acquire any shares of its capital stock. Set forth on Schedule 4.2(c) of the Cornerstone Disclosure Memorandum is a true, correct, and complete list of all outstanding Bancshares Options, including for each Bancshares Option the name of the optionee, the date of grant, the exercise price, the date(s) of vesting, the date(s) of termination, the number and class or series of shares subject to such Bancshares Option, and whether such Bancshares Option is qualified or nonqualified under Section 422 of the Code. No bonds, debentures, notes, or other indebtedness having the right to vote on any matters on which shareholders of Bancshares or Cornerstone may vote is issued or outstanding. Set forth on Schedule 4.2(c) of the Cornerstone Disclosure Memorandum is a listing of all cash, stock, and other dividends or distributions with respect to Bancshares Stock or Cornerstone Stock that have been declared, set aside, or paid since June 30, 2011, as well as all shares of Bancshares capital stock and all shares of Cornerstone capital stock that have been purchased, redeemed, or otherwise acquired, directly or indirectly, by Bancshares and Cornerstone, respectively, since June 30, 2011. Except as set forth on Schedule 4.2(c) of the Cornerstone Disclosure Memorandum, Bancshares is current on all dividends payable on the Bancshares Series A Stock and has complied with all of the terms and provisions of the Bancshares Series A Stock. Bancshares has, or will as of the Effective Time have, sufficient authorized and unissued shares of Bancshares Common Stock and Bancshares SBLF Equivalent Stock to at the Effective Time issue all shares of Bancshares Common Stock and Bancshares SBLF Equivalent Stock payable or issuable hereunder in the form of Merger Consideration.

(d) Authority.  Each of Bancshares and Cornerstone has all requisite corporate power and authority to execute and deliver this Agreement and, subject to the consents, approvals, waivers, and filings referred to in Section 4.2(f), to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Cornerstone Parties and the consummation by the Cornerstone Parties of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the boards of directors of Bancshares and Cornerstone, and no other corporate actions or proceedings on the part of Bancshares or Cornerstone are necessary to authorize the execution and delivery of this Agreement by the Cornerstone Parties and the consummation by the Cornerstone Parties of the transactions contemplated hereby, other than the approval of this Agreement by the shareholders of Bancshares in accordance with the charter and bylaws of Bancshares and applicable Law. The board of directors of Bancshares has unanimously determined that this Agreement is advisable and in the best interests of Bancshares and its shareholders and has directed that this Agreement be submitted to Bancshares’ shareholders for approval, and has duly and validly adopted resolutions to the foregoing effect and to recommend that the shareholders of Bancshares approve this Agreement. This Agreement has been duly and validly executed and delivered by each of Bancshares and Cornerstone and constitutes a valid and legally binding obligation of each of Bancshares and Cornerstone enforceable against each of Bancshares and Cornerstone in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, moratorium, and similar Laws affecting creditors’ rights and remedies generally or general principles of equity, whether applied in a court of law or a court of equity.

(e) No Violations.  The execution, delivery, and performance of this Agreement by Bancshares and Cornerstone and the consummation of the transactions contemplated by this Agreement do not and will not (i) assuming that the consents, approvals, waivers, and filings referred to in Section 4.2(f) have been obtained and made and all applicable waiting periods have expired, violate any Law, governmental permit, or license to which the Cornerstone Parties or any of their Subsidiaries (or the properties or assets of the Cornerstone Parties or any of their Subsidiaries) are subject or by which the Cornerstone Parties or any of their Subsidiaries (or the properties or assets of the Cornerstone Parties or any of their Subsidiaries) are bound; (ii) violate the charter, bylaws, articles of organization, operating agreement, or other organizational documents of Bancshares or Cornerstone or any of their Subsidiaries; or (iii) constitute a breach or violation of or a default under (or an event which, with due notice or lapse of time or both, could constitute a default under), or result in the termination of, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of Bancshares or Cornerstone or any of their Subsidiaries under, any of the terms, conditions, or provisions of any note, bond, indenture, mortgage, deed of trust, loan agreement, or other Contract to which Bancshares or Cornerstone, or any of their Subsidiaries, is a party or to or by which any of the properties or assets of Bancshares or Cornerstone, or any of their Subsidiaries, may be subject or bound.

(f) Consents and Approvals.  No consents or approvals of, waivers by, notices to, or filings or registrations with any Governmental Entity or other Person are required to be obtained, given, or made by Bancshares or Cornerstone, or any of their Subsidiaries, in connection with the execution and delivery of this Agreement by the Cornerstone Parties or the consummation by the Cornerstone Parties of the Merger and the other transactions contemplated hereby, except (i) applications, notices, and waiver requests required to be filed with or given or made to and consents, approvals, and waivers required from, and the expiration of related waiting periods imposed by, the Federal Reserve and the TDFI (collectively, the “Regulatory Approvals”); (ii) the filing of the Articles of Merger with the Tennessee Secretary of State; (iii) such filings, registrations, consents, and approvals as are required to be made or obtained under or pursuant to federal and state securities Laws in connection with the issuance by Bancshares of shares of Bancshares Stock in accordance with this Agreement; (iv) the approval of this

Agreement by the shareholders of Bancshares; and (v) as set forth on Schedule 4.2(f) of the Cornerstone Disclosure Memorandum. As of the date hereof, neither Bancshares nor Cornerstone is aware of any reason why any of the consents, approvals, or waivers referred to in this Section 4.2(f) will not be obtained or received in a timely manner without the imposition of any Burdensome Condition (as defined in Section 8.1(b)).

(g) Governmental Filings.  Bancshares and Cornerstone, and each of their Subsidiaries, have filed all reports, notices, applications, schedules, registration and proxy statements, and other documents and instruments that they have been required to file since June 30, 2011, with the Federal Reserve, the FDIC, the TDFI, or any other Governmental Entity. As of their respective dates, such filings were complete and accurate in all material respects, complied in all material respects with all applicable Laws, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein.

(h) Securities Filings.

(i) Bancshares has filed with the SEC all reports, schedules, registration statements, definitive proxy statements, exhibits, and other filings and materials that Bancshares has been required to file under the Securities Act or the Exchange Act, or the rules and regulations promulgated thereunder, since June 30, 2011 (collectively, the “Cornerstone Securities Filings”). None of the Cornerstone Securities Filings contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of their respective dates of filing with the SEC, all of the Cornerstone Securities Filings complied in all material respects with applicable requirements of the Securities Act and/or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder. Each of the financial statements (including, in each case, any notes thereto) of Bancshares or its Subsidiaries included in the Cornerstone Securities Filings complied as to form, as of the respective date of filing, in all material respects, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto. Since June 30, 2011, Bancshares and each of Bancshares’ directors and officers have been, and Bancshares and each of Bancshares’ directors and officers are, in compliance in all material respects with applicable provisions of the Sarbanes-Oxley Act of 2002, including without limitation Section 404 thereof and the rules and regulations promulgated thereunder.

(ii) Bancshares has not received notice from the SEC that either Bancshares itself or any of the Cornerstone Securities Filings are the subject of any ongoing review by the SEC or any outstanding SEC investigation (whether formal or informal), including without limitation any voluntary document request, and as of the date of this Agreement, there are no material outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the Cornerstone Securities Filings. Bancshares has made available to the SmartFinancial Parties true, correct, and complete copies of all material correspondence since June 30, 2011, between the SEC, on the one hand, and Bancshares or any of its Subsidiaries, on the other hand.

(iii) Neither Bancshares nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture agreement, partnership agreement, or any similar Contract (including any Contract relating to any transaction, arrangement, or relationship between or among Bancshares or any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose, or limited purpose Person, on the other hand (such as any arrangement described in Section 303(a)(4) of Regulation S-K under the Securities Act)) where the purpose or effect of such arrangement is to avoid disclosure of any material transaction involving Bancshares or any of its Subsidiaries in Bancshares’ consolidated financial statements.

(iv) Bancshares has made available to the SmartFinancial Parties true, correct, and complete copies of all amendments or modifications to any reports, schedules, registration statements, definitive proxy statements, exhibits, and other filings and materials previously filed by Bancshares with the SEC pursuant to the Securities Act or the Exchange Act, which amendments or modifications have not yet been, but are required to be, filed with the SEC.

(i) Financial Statements; Internal Controls.

(i) The financial statements of the Cornerstone Parties included in the Cornerstone Securities Filings since June 30, 2011 (including related notes, where applicable) (A) have been prepared from, and are in accordance with, the books and records of Bancshares and its Subsidiaries, (B) fairly present in all material respects the consolidated results of operations, changes in stockholders’ equity, and cash flows, and the consolidated financial position, of Bancshares and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (C) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (D) have been prepared in accordance with GAAP consistently applied during the periods involved, except as indicated in such statements or in the notes thereto. The books and records of Bancshares and its Subsidiaries have been and are being maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Mauldin & Jenkins, LLC has not resigned (or informed Bancshares or Cornerstone that it intends to resign) or been dismissed as the independent public accountants of Bancshares as a result of or in connection with any disagreements with Bancshares on a matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

(ii) The records, systems, controls, data, and information of Bancshares and its Subsidiaries are recorded, stored, maintained, and operated under means (including any electronic, mechanical, or photographic process, whether or not computerized) that are under the exclusive ownership and direct control of Bancshares or its Subsidiaries or their respective accountants (including all means of access thereto and therefrom), except for any instances of non-exclusive ownership or non-direct control that could not reasonably be expected to have, either individually or in the aggregate, a Bancshares Material Adverse Effect. Bancshares (A) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) designed to ensure that material information relating to Bancshares, including its Subsidiaries, is made known to the management of Bancshares to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002, and (B) has disclosed, based on its most recent evaluation prior to the date of this Agreement, to Bancshares’ outside auditors and the audit committee of the board of directors of Bancshares (1) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Bancshares’ ability to record, process, summarize, and report financial information, and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in Bancshares’ internal controls over financial reporting. To the Knowledge of the Cornerstone Parties, there is no reason to believe that Bancshares’ chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, without qualification, when next due.

(iii) Since June 30, 2011, (A) neither Bancshares nor any of its Subsidiaries, nor to the Knowledge of the Cornerstone Parties any director, officer, auditor, accountant, or other representative of Bancshares or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies, or methods (including with respect to loan loss reserve write-downs, charge-offs, and accruals) of Bancshares or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that Bancshares or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (B) no attorney representing Bancshares or any of its Subsidiaries, whether or not employed by Bancshares or any of its Subsidiaries, has reported to the board of directors of Bancshares or any committee thereof, or to any director or officer of Bancshares, evidence of a material violation of federal or state securities Laws, breach of fiduciary duty, or any similar violation or breach by Bancshares or any of its officers, directors, employees, or agents.

(j) Undisclosed Liabilities.  Neither Bancshares nor any of its Subsidiaries has, or has incurred, any debt, liability, or obligation of any kind, character, or nature whatsoever (whether accrued, contingent, absolute, known, unknown, or otherwise and whether due or to become due), other than (i) debts, liabilities, and obligations reflected on or reserved against in the Interim Bancshares Financials and (ii) debts, liabilities, and obligations incurred since September 30, 2014, in the ordinary course of business consistent with past practice that, either alone or when combined with all such debts, liabilities, and obligations, have not had, and could not reasonably be expected to have, a Bancshares Material Adverse Effect.

(k) Absence of Certain Changes or Events.  Since June 30, 2014, Bancshares and Cornerstone and their Subsidiaries have conducted their respective businesses only in the ordinary and usual course consistent with past practices, and there has been no event or occurrence and no circumstance has arisen that, individually or taken together with all other events, occurrences, and circumstances, has had or is reasonably likely to have a Bancshares Material Adverse Effect. Since June 30, 2014, neither Bancshares nor Cornerstone, nor any of their Subsidiaries, has taken or permitted, or entered into any Contract with respect to, or otherwise agreed or committed to do or take, any action that, if taken after the date hereof, would constitute a breach of any of the covenants set forth in Section 6.1, except as set forth on Schedule 4.2(k) of the Cornerstone Disclosure Memorandum.

(l) Litigation.  Except as set forth on Schedule 4.2(l) of the Cornerstone Disclosure Memorandum, there are no suits, actions, claims, investigations, or legal, administrative, arbitration, or other proceedings pending or, to the Knowledge of the Cornerstone Parties, threatened against or affecting Bancshares or Cornerstone or any of their Subsidiaries or any property, asset, right, or interest of Bancshares or Cornerstone or any of their Subsidiaries, and, to the Knowledge of the Cornerstone Parties, there are no facts or circumstances that could reasonably be expected to give rise to any such suit, action, claim, investigation, or legal, administrative, arbitration, or other proceeding. Neither Bancshares or Cornerstone nor any of their Subsidiaries, nor any of the properties or assets of Bancshares or Cornerstone or any of their Subsidiaries, is a party or subject to or bound by any judgment, decree, injunction, order, or ruling of any Governmental Entity.

(m) Absence of Regulatory Actions.  Except as set forth on Schedule 4.2(m) of the Cornerstone Disclosure Memorandum, since June 30, 2011, neither Bancshares nor Cornerstone, nor any of their Subsidiaries, has been a party to any cease and desist order, written agreement, or memorandum of understanding issued by or with, or any commitment letter or similar undertaking to, or has been subject to any action, proceeding, order, or directive by, any Governmental Entity, or has adopted any board resolutions at the request of any Governmental Entity, or has been advised by any Governmental Entity that such Governmental Entity is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such action, proceeding, order, directive, cease and desist order, written agreement, memorandum of understanding, commitment letter, board resolutions, or similar undertaking. To the Knowledge of the Cornerstone Parties, there are no facts or circumstances which could reasonably be expected to result in any Governmental Entity issuing or requesting any such action, proceeding, order, directive, cease and desist order, written agreement, memorandum of understanding, commitment letter, board resolutions, or similar undertaking. There are no material unresolved violations, criticisms, or exceptions noted by any Governmental Entity in or with respect to any report or statement relating to any examination or inspection of Bancshares or Cornerstone or any of their Subsidiaries.

(n) Compliance with Laws.  Except as set forth on Schedule 4.2(n) of the Cornerstone Disclosure Memorandum, the Cornerstone Parties and their Subsidiaries have complied, and are in compliance, in all material respects, with all applicable Laws, including without limitation Section 23A and Section 23B of the Federal Reserve Act and the regulations promulgated pursuant thereto, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act (the “CRA”), the Home Mortgage Disclosure Act, the Bank Secrecy Act, and the USA PATRIOT Act, each as amended. The Cornerstone Parties and their Subsidiaries have, and have had, all permits, licenses, franchises, certificates of authority, orders, authorizations, and approvals, and have made all filings, applications, and registrations with all Governmental Entities, that are required in order to permit them to own, lease, and operate their properties and assets and to carry on their respective businesses as presently conducted, and all such permits, licenses, franchises, certificates of authority, orders, authorizations, and approvals are in full force and effect and, to the Knowledge of the Cornerstone Parties, no suspension or cancellation of any of them is threatened. The deposit accounts of Cornerstone are insured by the FDIC in the manner and to the maximum extent provided by Law, and Cornerstone has paid all deposit insurance premiums and assessments required by applicable Laws.

(o) Taxes.

(i) The Cornerstone Parties and their Subsidiaries have timely filed all Tax Returns required to be filed by or with respect to them (the “Cornerstone Returns”). Neither the Cornerstone Parties nor any of their Subsidiaries currently are the beneficiary of any extension of time within which to file any Cornerstone Returns. All of the Cornerstone Returns are true, correct, and complete, and all Taxes due and payable by the Cornerstone Parties and their Subsidiaries with respect to the periods covered by such Cornerstone Returns have been paid. The accruals and reserves for Taxes reflected in the Interim Bancshares Financials are adequate, in accordance with GAAP, to cover all unpaid Taxes of Bancshares and its Subsidiaries for periods ending on or prior to the date(s) of the Interim Bancshares Financials, and all such accruals and reserves for Taxes, as adjusted for operations and transactions and the passage of time for periods ending on or prior to the Closing Date in accordance with past custom and practice of Bancshares and its Subsidiaries, are adequate, in accordance with GAAP, to cover all unpaid Taxes of Bancshares and its Subsidiaries accruing through the Closing Date. No claim (whether formal or informal) has ever been made against the Cornerstone Parties or any of their Subsidiaries by an authority in a jurisdiction where Bancshares or Cornerstone or their Subsidiaries do not file Tax Returns that Bancshares or Cornerstone or any of their Subsidiaries are or may be subject to taxation in that jurisdiction. No outstanding agreement, arrangement, extension, or waiver of or with respect to the limitation period applicable to any Cornerstone Return has been agreed or entered into or granted (by the Cornerstone Parties or any other Person), and no such agreement, arrangement, extension, or waiver has been requested, formally or informally, by or from the Cornerstone Parties or any of their Subsidiaries, and neither the Cornerstone Parties nor any of their Subsidiaries has executed or is bound by any extension or waiver of any statute of limitations on the assessment or collection of any Tax.

(ii) All estimated Taxes required to be paid by or with respect to the Cornerstone Parties or any of their Subsidiaries have been paid to the proper taxing authorities. All Taxes that the Cornerstone Parties or any of their Subsidiaries are or were required to withhold or collect in connection with any amounts paid or owing to any employee, director, manager, independent contractor, shareholder, member, nonresident, creditor, or other third party (including amounts paid or owing by or to the Cornerstone Parties or any of their Subsidiaries and any such Taxes due as a result of a plan intended to be a “nonqualified deferred compensation plan” under Section 409A(d)(1) of the Code that has not been operated in good faith compliance with Section 409A of the Code and associated guidance) have been duly withheld or collected and have been paid, to the extent required, to the proper taxing authorities; the Cornerstone Parties and their Subsidiaries have complied with all information reporting and backup withholding requirements, including the maintenance of required records, with respect to such amounts; and the Cornerstone Parties and their Subsidiaries have paid all employer contributions and premiums and filed all Tax Returns with respect to any employee income Tax withholding, and social security and unemployment Taxes and premiums, all in compliance with the withholding provisions of the Code and other applicable Laws.

(iii) All of the Cornerstone Returns have been examined and closed or are Tax Returns with respect to which the applicable period for assessment under applicable Law, after giving effect to extensions or waivers, has expired. The Cornerstone Parties have delivered or made available to the SmartFinancial Parties true, correct, and complete copies of all audit reports and similar documents issued by a Governmental Entity relating to the Cornerstone Returns which the Cornerstone Parties have in their possession or control. Set forth on Schedule 4.2(o)(iii) of the Cornerstone Disclosure

Memorandum is a true, correct, and complete list of all Cornerstone Returns filed by or with respect to the Cornerstone Parties or any of their Subsidiaries during the past five years.

(iv) No audit, investigation, examination, deficiency assessment, refund litigation, or other proceeding is pending or, to the Knowledge of the Cornerstone Parties, threatened against or with respect to the Cornerstone Parties or any of their Subsidiaries in respect of any Taxes or Tax matters, and to the Knowledge of the Cornerstone Parties there are no facts or circumstances that could reasonably be expected to give rise to any such audit, investigation, examination, deficiency assessment, refund litigation, or other proceeding. There are no unsatisfied debts, liabilities, or obligations for Taxes with respect to any notice of deficiency or similar document received by the Cornerstone Parties or any of their Subsidiaries with respect to any Taxes. No deficiencies have been asserted against the Cornerstone Parties or any of their Subsidiaries as a result of an examination by a taxing authority and no issue has been raised by any examination conducted by any taxing authority that, by application of the same principles, might result in a proposed deficiency for any other period not so examined. There are no Liens for Taxes upon any of the properties or assets of the Cornerstone Parties or any of their Subsidiaries, other than statutory Liens for current Taxes not yet due and payable for which adequate reserves have been established.

(v) Neither Bancshares nor Cornerstone, nor any of their Subsidiaries, has granted to any Person a power of attorney with respect to any Taxes or Tax matters that is currently in effect. Neither Bancshares nor Cornerstone, nor any of their Subsidiaries, is subject to any private letter ruling of the IRS or any comparable ruling of any other taxing authority, and no request for any such ruling is pending. No closing agreement pursuant to Section 7121 of the Code (or any predecessor provision), or any similar provision of Law, has been entered into by or with respect to Bancshares or Cornerstone or any of their Subsidiaries.

(vi) There is no Contract or plan (including without limitation this Agreement and the arrangements contemplated hereby) covering any employee or independent contractor, or any former employee or independent contractor, of Bancshares or Cornerstone or any of their Subsidiaries that, individually or collectively with any other such Contracts or Plans, will, or could be expected to, (A) give rise, directly or indirectly, to the payment of any amount that would not be deductible pursuant to Section 280G or Section 162 of the Code (as determined without regard to Section 280G(b)(4) of the Code), except those payments that will not be made in the absence of shareholder approval in accordance with the requirements of Section 280G(b)(5)(B) of the Code, or (B) subject any such Person to additional taxes under Section 409A of the Code. Neither Bancshares nor Cornerstone, nor any of their Subsidiaries, is a party to or bound by any Contract or plan, or has any obligation (current or contingent), to compensate any Person for Tax-related payments, including Taxes paid pursuant to Section 4999 of the Code and Taxes under Section 409A of the Code. All disqualified individuals (as defined in Section 280G(c) of the Code) with respect to Bancshares and Cornerstone and each of their Subsidiaries are set forth on Schedule 4.2(o)(vi) of the Cornerstone Disclosure Memorandum.

(vii) Except as set forth on Schedule 4.2(o)(vii) of the Cornerstone Disclosure Memorandum, (A) neither Bancshares nor Cornerstone, nor any of their Subsidiaries, has at any time been a member of a group with which it has filed or been included in a combined, consolidated, or unitary Tax Return; (B) neither Bancshares nor Cornerstone, nor any of their Subsidiaries, is or has ever been a party to or bound by any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement, or similar Contract; and (C) neither Bancshares nor Cornerstone, nor any of their Subsidiaries, is liable for the Taxes of any other Person, whether as a transferee or successor, by Contract (including any Tax allocation agreement, Tax sharing agreement, or Tax indemnity agreement), or otherwise.

(viii) The Cornerstone Parties and their Subsidiaries are, and have at all times been, in compliance with the provisions of Section 6011, Section 6111, and Section 6112 of the Code relating to tax shelter disclosure, registration, list maintenance, and record keeping, and with the Treasury Regulations thereunder (including any predecessor or successor Code provisions or

Treasury Regulations, as applicable), and neither the Cornerstone Parties nor their Subsidiaries have at any time engaged in or entered into (A) any transaction that would be defined as a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b), (B) any confidential corporate tax shelter within the meaning of Treasury Regulations Section 1.6111-2, or (C) any “listed transaction” within the meaning of Treasury Regulations Section 1.6011, Section 301.6111, or Section 301.6112, or any transaction that would have been such a “listed transaction” if current Law was in effect at the time the transaction was entered into. No IRS Form 8886 has been filed with respect to the Cornerstone Parties or any of their Subsidiaries. Neither Bancshares nor Cornerstone, nor any of their Subsidiaries, has entered into any tax shelter or listed transaction with the sole or dominant purpose of the avoidance or reduction of a Tax liability in a jurisdiction outside the United States with respect to which there is a significant risk of challenge of such transaction by a Governmental Entity in a jurisdiction outside the United States. The Cornerstone Parties and their Subsidiaries have disclosed on all Cornerstone Returns all positions taken therein that could give rise to a substantial understatement of Tax within the meaning of Section 6662 of the Code. Neither Bancshares nor Cornerstone, nor any of their Subsidiaries, has incurred, and no state of affairs exist that could result in Bancshares or Cornerstone, or any of their Subsidiaries, incurring, any penalty under Section 6662(e) of the Code.

(ix) None of the assets, properties, or rights of the Cornerstone Parties or their Subsidiaries (A) are “tax-exempt use property” within the meaning of Section 168(h) of the Code, (B) are assets, properties, or rights required to be treated as owned by any other Person pursuant to the so-called “safe harbor lease” provisions of Section 168(f)(8) of the Internal Revenue Code of 1954 as in effect after the Economic Recovery Tax Act of 1981 and before the Tax Reform Act of 1986, or (C) directly or indirectly secure any debt the interest on which is Tax-exempt under Section 103(a) of the Code. Neither the Cornerstone Parties nor any of their Subsidiaries have participated in or cooperated with an international boycott within the meaning of Section 999 of the Code. Neither Bancshares nor Cornerstone, nor any of their Subsidiaries, has a “permanent establishment” within the meaning of any applicable Tax law in any foreign jurisdiction, nor is Bancshares or Cornerstone, or any of their Subsidiaries, required to file any Tax Returns in any foreign jurisdiction. No Subsidiary of Bancshares or Cornerstone which is not a “United States Person” within the meaning of Section 7701(a)(30) of the Code has a permanent establishment within the United States or derives any income effectively connected with the conduct of a trade or business within the United States.

(x) Set forth on Schedule 4.2(o)(x) of the Cornerstone Disclosure Memorandum is a true, correct, and complete list of (i) all Tax abatement, Tax reduction, Tax credit, and similar agreements or programs to which the Cornerstone Parties or their Subsidiaries are parties or in which the Cornerstone Parties or their Subsidiaries participate and (ii) the amount of each Tax abatement, Tax reduction, Tax credit, or similar benefit that the Cornerstone Parties or their Subsidiaries have received as of the date hereof and the period(s) to which each such Tax abatement, Tax reduction, Tax credit, or similar benefit applied. The consummation of the transactions contemplated by this Agreement will not result in any recoupment, claw-back, or decrease in any such Tax abatement, Tax reduction, Tax credit, or similar benefit.

(xi) For purposes of this Section 4.2(o), (A) references to Bancshares shall be deemed to include any predecessor to Bancshares, any Person which merged or was liquidated with or into Bancshares, any direct or indirect Subsidiary of Bancshares, and any Person from which Bancshares has incurred any liability for Taxes as a result of transferee liability and (B) references to Cornerstone shall be deemed to include any predecessor to Cornerstone, any Person which merged or was liquidated with or into Cornerstone, any direct or indirect Subsidiary of Cornerstone, and any Person from which Cornerstone has incurred any liability for Taxes as a result of transferee liability.

(p) Material Contracts.

(i) Set forth on Schedule 4.2(p)(i) of the Cornerstone Disclosure Memorandum is a true, correct, and complete list of the following Contracts to which Bancshares or Cornerstone, or any of their Subsidiaries, is a party, by which Bancshares or Cornerstone, or any of their Subsidiaries, is bound, or to which Bancshares or Cornerstone, or any of their Subsidiaries, or any of the properties or assets of Bancshares or Cornerstone, or any of their Subsidiaries, are subject (collectively, the “Cornerstone Material Contracts”):

(A) Any Contract that involves, or could reasonably be expected to involve, annual receipts or disbursements of $25,000 or more;

(B) Any Contract that requires Bancshares or Cornerstone, or any of their Subsidiaries, to purchase all of its requirements for a given product, good, or service from a given Person;

(C) Any Contract that provides for the indemnification by Bancshares or Cornerstone, or any of their Subsidiaries, of any Person, or the express assumption by Bancshares or Cornerstone, or any of their Subsidiaries, of any Tax, environmental, or other liability or obligation (whether accrued, contingent, absolute, or otherwise) of any Person;

(D) Any Contract relating to the disposition or acquisition, directly or indirectly (by merger or otherwise), by Bancshares or Cornerstone, or any of their Subsidiaries, after the date of this Agreement of properties, assets, or securities with a fair market value of $25,000 or more;

(E) Any employment agreement, consulting agreement, severance agreement, change of control agreement, bonus agreement, deferred compensation agreement, non-competition agreement, non-solicitation agreement, confidentiality or non-disclosure agreement, or other Contract with any current or former director, officer, employee, or consultant of or to Bancshares or Cornerstone, or any of their Subsidiaries;

(F) Any Contract not disclosed under Section 4.2(p)(i)(E) with or for the benefit of any shareholder, director, officer, employee, or Affiliate of Bancshares or Cornerstone or any of their Subsidiaries, or any Affiliate of or member of the immediate family of any such Person;

(G) Any Contract that limits or purports to limit the right of Bancshares or Cornerstone, or any of their Subsidiaries, to engage in any line of business, compete with any Person, or operate in any geographic location;

(H) Any partnership, joint venture, limited liability company, or similar Contract;

(I) Any Contact with respect to the occupancy, management, lease, or operation of real property;

(J) Any data processing or information technology Contract;

(K) Any Contract that grants to any Person any right of first refusal, right of first offer, or similar right with respect to any assets, rights, properties, or securities of Bancshares or Cornerstone, or any of their Subsidiaries;

(L) Any Contract that relates to indebtedness of or borrowings of money by Bancshares or Cornerstone, or any of their Subsidiaries, in excess of $25,000 (other than Federal Home Loan Bank borrowings and repurchase agreements with customers entered into in the ordinary course of business);

(M) Any Contract relating to the acquisition, transfer, or issuance of, or affecting or dealing with, any securities of Bancshares or Cornerstone or any of their Subsidiaries, including without limitation any voting, shareholders, or underwriting agreement; and

(N) Any other Contract not previously disclosed that is material to Bancshares or Cornerstone, or any of their Subsidiaries, or the business, operations, or financial condition of Bancshares or Cornerstone, or any of their Subsidiaries.

(ii) A true, correct, and complete copy (or, in the case of any oral Contract, a complete and accurate written description) of each Cornerstone Material Contract, as amended through the date of this Agreement, has been previously provided or made available to the SmartFinancial Parties. Each of the Cornerstone Material Contracts is in full force and effect and is a valid and binding obligation of Bancshares or Cornerstone, or their Subsidiaries, as applicable, and each of the other parties thereto, enforceable against Bancshares or Cornerstone, or their Subsidiaries, as applicable, and each of the other parties thereto in accordance with its terms. Bancshares and Cornerstone and their Subsidiaries have performed all duties and obligations required to be performed by them under each Cornerstone Material Contract. Neither Bancshares nor Cornerstone, nor any of their Subsidiaries, nor to the Knowledge of the Cornerstone Parties any other party thereto, is in breach or violation of or default under any Cornerstone Material Contact, and to the Knowledge of the Cornerstone Parties there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a breach, violation, or default. No event has occurred and no circumstance or condition exists that, with or without notice or lapse of time or both, gives any Person, or will or could give any Person, (A) the right to declare a breach or default or exercise any remedy under any Cornerstone Material Contract, (B) the right to accelerate the maturity of or performance under any Cornerstone Material Contract, or (C) the right to cancel, terminate, or modify any Cornerstone Material Contract.

(iii) Except as set forth on Schedule 4.2(p)(iii) of the Cornerstone Disclosure Memorandum, (A) no consents, approvals, waivers, or notices are required to be obtained, given, or delivered pursuant to the terms and conditions of any Cornerstone Material Contract as a result of the Cornerstone Parties’ execution, delivery, or performance of this Agreement or the consummation of the transactions contemplated hereby and (B) assuming the consents, approvals, and notices referred to in clause (A) are obtained, given, and delivered, neither the Cornerstone Parties’ execution, delivery, or performance of this Agreement nor the consummation of the transactions contemplated hereby will result in any Person having the right to declare a breach or default or exercise any remedy under any Cornerstone Material Contract; accelerate the maturity of or performance under any Cornerstone Material Contract; or cancel, terminate, or modify any Cornerstone Material Contract.

(q) Intellectual Property; Information Technology Systems.

(i) Set forth on Schedule 4.2(q)(i) of the Cornerstone Disclosure Memorandum is a true, correct, and complete list, and where appropriate a description, of all of the Intellectual Property owned, leased, or licensed by Bancshares or Cornerstone or any of their Subsidiaries, or used by Bancshares or Cornerstone or any of their Subsidiaries in the conduct of their respective businesses (collectively, the “Cornerstone Intellectual Property”). All required filings and fees related to Cornerstone Intellectual Property registrations have been timely filed with and paid to the relevant Governmental Entities and authorized registrars, and all Cornerstone Intellectual Property registrations are in good standing.

(ii) Set forth on Schedule 4.2(q)(ii) of the Cornerstone Disclosure Memorandum is a true, correct, and complete list of all licenses and other Contracts relating to or affecting the Cornerstone Intellectual Property. There is no breach or default or alleged breach or default, or state of facts or circumstances which with notice or lapse of time or both would constitute a breach or default, on the part of any party to any such license or other Contract in the performance of any obligation to be performed, paid, or observed by any party under or pursuant to any such license or other Contract. The Cornerstone Parties have previously provided to the SmartFinancial Parties true, correct, and complete copies (or, in the case of any oral Contract, a complete and accurate written description) of the above-mentioned licenses and other Contracts, including all modifications, amendments, and supplements thereto and waivers thereunder.

(iii) Bancshares or Cornerstone, or one of their Subsidiaries, is the sole and exclusive owner of all of the Cornerstone Intellectual Property not leased or licensed to Bancshares or Cornerstone or one of their Subsidiaries, free and clear of any Liens, and, with respect to any Cornerstone Intellectual Property leased or licensed to Bancshares or Cornerstone or one of their Subsidiaries, has a valid and enforceable lease, license, or other right to use such Cornerstone Intellectual Property, and except as set forth on Schedule 4.2(q)(iii) of the Cornerstone Disclosure Memorandum, no leases, licenses, or other rights have been granted by Bancshares or Cornerstone, or their Subsidiaries, to third Persons with respect to any such Cornerstone Intellectual Property. Bancshares and Cornerstone and their Subsidiaries own or possess all requisite rights to use all of the Cornerstone Intellectual Property required or necessary for the conduct of the business of Bancshares and Cornerstone and their Subsidiaries as presently conducted, without any conflict with the rights of others or any known use by others which conflicts with the rights of Bancshares or Cornerstone or any of their Subsidiaries. Neither Bancshares nor Cornerstone, nor any of their Subsidiaries, owes any royalties, honoraria, or fees to any Person by reason of the use by Bancshares or Cornerstone, or any of their Subsidiaries, of any of the Cornerstone Intellectual Property. Neither Bancshares nor Cornerstone, nor any of their Subsidiaries, has received notice of, and to the Knowledge of the Cornerstone Parties there is no basis for, any claimed conflict with respect to any of the Cornerstone Intellectual Property or any claim against Bancshares or Cornerstone or any of their Subsidiaries that their respective operations, activities, products, publications, goods, or services infringe upon any patent, trademark, trade name, copyright, or other intellectual property or proprietary right of a third party, or that Bancshares or Cornerstone or any of their Subsidiaries is illegally or otherwise impermissibly using any patent, trademark, trade name, copyright, trade secret, or other intellectual property or proprietary right of others, nor has there been any claim or assertion that any of the Cornerstone Intellectual Property is invalid or defective in any way.

(iv) Set forth on Schedule 4.2(q)(iv) of the Cornerstone Disclosure Memorandum is a true, correct, and complete list of all consents, waivers, authorizations, and approvals with respect to or involving the Cornerstone Intellectual Property that must be obtained, and all filings that must be made and all other actions that must be taken in respect of the Cornerstone Intellectual Property, in connection with the Parties’ execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement.

(v) To the Knowledge of the Cornerstone Parties, all information technology and computer systems (including software, information technology and telecommunications hardware, and other equipment) relating to or for the transmission, storage, maintenance, organization, presentation, generation, processing, or analysis of data and information, whether or not in electronic format, necessary for or used in the conduct of the businesses of the Cornerstone Parties and their Subsidiaries (collectively, the “Cornerstone IT Systems”) have been properly maintained by technically competent personnel, in accordance with standards set by manufacturers or otherwise in accordance with standards in the industry, to ensure proper operation, monitoring, and use. The Cornerstone IT Systems are in good working condition to effectively perform all information technology (including data processing) operations necessary to conduct business as currently conducted. Since June 30, 2011, neither Bancshares nor Cornerstone, nor any of their Subsidiaries, has experienced any material disruption to, or material interruption in, its conduct of its business attributable to a defect, bug, breakdown, or other failure or deficiency in or of the Cornerstone IT Systems. The Cornerstone Parties and their Subsidiaries have taken reasonable measures to provide for the back-up and recovery of the data and information necessary for the conduct of their respective businesses (including such data and information that is stored on magnetic or optical media in the ordinary course) without material disruption to, or material interruption in, the conduct of their respective businesses. Neither Bancshares nor Cornerstone, nor any of their Subsidiaries, is in breach of or default under any Contract relating to any of the Cornerstone IT Systems.

(r) Labor Matters.

(i) The Cornerstone Parties and their Subsidiaries are in compliance in all material respects with all applicable Laws respecting employment, retention of independent contractors, employment practices, terms and conditions of employment, and wages and hours. Neither Bancshares nor Cornerstone, nor any of their Subsidiaries, is or has ever been a party to, or is or has ever been bound by, any collective bargaining agreement or contract or other agreement or understanding with a labor union or labor organization with respect to its employees, nor is Bancshares or Cornerstone, or any of their Subsidiaries, the subject of any proceeding in which it is asserted that Bancshares or Cornerstone, or any of their Subsidiaries, has committed an unfair labor practice or seeking to compel Bancshares or Cornerstone, or any of their Subsidiaries, to bargain with any labor organization as to wages and conditions of employment, nor, to the Knowledge of the Cornerstone Parties, has any such proceeding been threatened, nor is there any strike, labor dispute, or organizational effort involving Bancshares or Cornerstone, or any of their Subsidiaries, pending or, to the Knowledge of the Cornerstone Parties, threatened.

(ii) Set forth on Schedule 4.2(r)(ii) of the Cornerstone Disclosure Memorandum is (A) a true, correct, and complete list of all employees (including any leased or temporary employees) of the Cornerstone Parties and their Subsidiaries; (B) each such employee’s current rate of compensation; and (C) each such employee’s date of hire and accrued vacation, sick leave, and personal leave, as applicable. Set forth or identified on Schedule 4.2(r)(ii) of the Cornerstone Disclosure Memorandum are the names of any employees of the Cornerstone Parties or any of their Subsidiaries who are absent from work due to a leave of absence (including without limitation in accordance with the requirements of the Family and Medical Leave Act or the Uniformed Services Employment and Reemployment Rights Act) or a work-related injury, or who are receiving workers’ compensation or disability compensation. There are no unpaid wages, salaries, bonuses, commissions, or other amounts owed to any employee of Bancshares or Cornerstone or any of their Subsidiaries.

(iii) To the Knowledge of the Cornerstone Parties, no director, officer, employee, independent contractor, or consultant of or to Bancshares or Cornerstone, or any of their Subsidiaries, is a party to or is otherwise bound by any Contract, including without limitation any confidentiality, non-competition, non-solicitation, or proprietary rights agreement, that could adversely affect the ability of Bancshares or Cornerstone, or any of their Subsidiaries, to conduct its business as currently conducted.

(iv) Neither Bancshares nor Cornerstone, nor any of their Subsidiaries, has classified any Person as an “independent contractor” or any similar status who, under applicable Law or the provisions of any Cornerstone Benefit Plan (as defined below), should have been classified as an employee. Neither Bancshares nor Cornerstone, nor any of their Subsidiaries, has any liability for improperly excluding any Person who provides or provided services to Bancshares or Cornerstone, or any of their Subsidiaries, in any capacity from participating in any Cornerstone Benefit Plan.

(v) None of the officers or employees of Bancshares or Cornerstone (or any of their Subsidiaries) have informed Bancshares or Cornerstone (or their Subsidiaries) of their intent, and the Cornerstone Parties do not have Knowledge that any of the officers or employees of Bancshares or Cornerstone (or any of their Subsidiaries) have an intention, to terminate their employment with Bancshares or Cornerstone (or their Subsidiaries) during the next 12 months.

(vi) There is no pending or, to the Knowledge of the Cornerstone Parties, threatened suit, action, claim, or legal, administrative, arbitration, or other proceeding by or on behalf of any current or former employee of Bancshares or Cornerstone or any of their Subsidiaries, including without limitation any suit, action, claim, or legal, administrative, arbitration, or other proceeding alleging noncompliance with applicable Laws respecting employment, employment practices, or terms and conditions of employment, but excluding workers’ compensation matters, and there are no facts or circumstances that could reasonably be expected to give rise to any such suit, action, claim, or legal, administrative, arbitration, or other proceeding.

(s) Benefit Plans.

(i) Set forth on Schedule 4.2(s)(i) of the Cornerstone Disclosure Memorandum is a true, correct, and complete list of all pension, retirement, stock option, stock purchase, stock ownership, savings, stock appreciation right, profit sharing, deferred compensation, consulting, bonus, group insurance, severance, change of control, fringe benefit, incentive, cafeteria or Code Section 125, welfare, and other benefit plans, contracts, agreements, and arrangements, including without limitation “employee benefit plans” as defined in Section 3(3) of ERISA, incentive and welfare policies, contracts, plans, and arrangements, including split dollar life insurance arrangements, and all trust agreements and funding arrangements related thereto, which are or have been maintained by, contributed to (or required to be contributed to), or sponsored by Bancshares or Cornerstone or an ERISA Affiliate with respect to any present or former directors, officers, or employees of Bancshares or Cornerstone or any of their Subsidiaries (herein referred to collectively as the “Cornerstone Benefit Plans”), including any and all plans or policies offered to employees of Bancshares or Cornerstone, or any of their Subsidiaries, with respect to which Bancshares or Cornerstone or an ERISA Affiliate has claimed or is claiming the safe harbor for “voluntary plans” under ERISA for group and group-type insurance arrangements (“Cornerstone Voluntary Plans”). The Cornerstone Parties have previously delivered or made available to the SmartFinancial Parties true, correct, and complete copies of all plans, contracts, agreements, arrangements, and other documents referenced in Schedule 4.2(s)(i) of the Cornerstone Disclosure Memorandum, along with, where applicable, copies of the IRS Form 5500 for the most recently completed year. There has been no announcement or commitment by Bancshares or Cornerstone, or any of their Subsidiaries, to create any additional Cornerstone Benefit Plan, to amend any Cornerstone Benefit Plan (except for amendments required by applicable Law which do not materially increase the cost of such Cornerstone Benefit Plan), or to terminate any Cornerstone Benefit Plan. Each Cornerstone Benefit Plan that provides for the payment of “deferred compensation,” including any employment agreement between Bancshares or Cornerstone, or any of their Subsidiaries, and any employee, complies in all material respects with Section 409A of the Code.

(ii) There is no pending, threatened, or suspected claim, litigation, action, administrative action, suit, audit, arbitration, mediation, or other proceeding relating to any Cornerstone Benefit Plan. All of the Cornerstone Benefit Plans comply in all material respects with applicable requirements of ERISA and the Code and other applicable Laws (including without limitation the portability, privacy, and security provisions of the Health Insurance Portability and Accountability Act of 1996; the Patient Protection and Affordable Care Act of 2009; the coverage continuation requirements of Title X of the Consolidated Omnibus Budget Reconciliation Act of 1985; the Family and Medical Leave Act; the Mental Health Parity Act of 1996; the Mental Health Parity and Addiction Equity Act of 2008; the Uniformed Services Employment and Reemployment Rights Act; the Newborns’ and Mothers’ Health Protection Act of 1996; the Women’s Health and Cancer Rights Act; and the Genetic Information Nondiscrimination Act of 2008), and have been established, maintained, and administered in compliance, in all material respects, with all applicable requirements of ERISA and the Code and other applicable Laws and the terms and provisions of all documents, contracts, or agreements establishing the Cornerstone Benefit Plans or pursuant to which they are maintained or administered. No audit of any Cornerstone Benefit Plan by the IRS or the United States Department of Labor is ongoing or threatened or was ongoing, threatened, or closed since June 30, 2011. There has occurred no “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the Code) with respect to any Cornerstone Benefit Plan that is likely to result in, or has already resulted in, the imposition of any penalties or Taxes upon Bancshares or Cornerstone, or any of their Subsidiaries, under Section 502(i) of ERISA or Section 4975 of the Code.

(iii) No liability to the Pension Benefit Guaranty Corporation has been, or is expected by the Cornerstone Parties or their Subsidiaries to be, incurred with respect to any Cornerstone Benefit Plan that is subject to Title IV of ERISA (a “Cornerstone Pension Plan”), or with respect to any “single-employer plan” (as defined in Section 4001(a) of ERISA) currently or formerly maintained by Bancshares or Cornerstone or any ERISA Affiliate. No Cornerstone Pension Plan had an

“accumulated funding deficiency” (as defined in Section 302 of ERISA), whether or not waived, as of the last day of the end of the most recent plan year ending prior to the date hereof; the fair market value of the assets of each Cornerstone Pension Plan exceeds the present value of the “benefit liabilities” (as defined in Section 4001(a)(16) of ERISA) under such Cornerstone Pension Plan as of the end of the most recent plan year ending prior to the date hereof, calculated on the basis of the actuarial assumptions used in the most recent actuarial valuation for such Cornerstone Pension Plan as of the date hereof; and no notice of a “reportable event” (as defined in Section 4043 of ERISA) for which the 30-day reporting requirement has not been waived has been required to be filed for any Cornerstone Pension Plan within the 12-month period ending on the date hereof. Neither Bancshares nor Cornerstone, nor any of their Subsidiaries, has provided, or is required to provide, security to any Cornerstone Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code. Neither Bancshares nor Cornerstone, nor any of their Subsidiaries or any ERISA Affiliate, has contributed to or been obligated to contribute to any “multiemployer plan,” as defined in Section 3(37) of ERISA.

(iv) Each Cornerstone Benefit Plan that is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) and which is intended to be qualified under Section 401(a) of the Code (a “Cornerstone Qualified Plan”) has received a current favorable determination letter from the IRS (or, in the case of an IRS pre-approved plan, the pre-approved plan has a current IRS opinion or advisory letter upon which the Cornerstone Parties are entitled to rely under applicable IRS guidance), and to the Knowledge of the Cornerstone Parties there are no facts or circumstances that could result in the revocation of any such favorable determination letter. Each Cornerstone Qualified Plan that is an “employee stock ownership plan” (as defined in Section 4975(e)(7) of the Code) has satisfied all of the applicable requirements of Sections 409 and 4975(e)(7) of the Code and the regulations thereunder in all material respects, and any assets of any such Cornerstone Qualified Plan that, as of the end of the most recent plan year, are not allocated to participants’ individual accounts are pledged as security for, and may be applied to satisfy, any securities acquisition indebtedness.

(v) Neither Bancshares nor Cornerstone, nor any of their Subsidiaries, has any obligations for post-retirement or post-employment benefits under any Cornerstone Benefit Plan that cannot be amended or terminated upon 60 days or less notice without incurring any liability thereunder, except for coverage required by Part 6 of Title I of ERISA or Section 4980B of the Code or similar state Laws, the cost of which is borne by the insured individuals.

(vi) All contributions and payments (both employer and employee) required to be made with respect to any Cornerstone Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable (both employer and employee) with respect to insurance policies funding any Cornerstone Benefit Plan, for any period through the date hereof have been timely made or paid in full by the applicable due date, with extensions, or to the extent not required to be made or paid on or before the date hereof, have been fully reflected or reserved against in the Interim Bancshares Financials to the extent required by GAAP or regulatory accounting requirements. Each Cornerstone Benefit Plan that is an employee welfare benefit plan under Section 3(1) of ERISA either (A) is funded through an insurance company contract and is not a “welfare benefit fund” within the meaning of Section 419 of the Code or (B) is unfunded. Any unfunded Cornerstone Benefit Plan pays benefits solely from the general assets of Bancshares or Cornerstone, or their applicable Subsidiary, for which arrangement the establishment of a trust under ERISA is not required. All unfunded benefits for which claims have been filed under a Cornerstone Benefit Plan have been or are being processed for payment or otherwise adjudicated in accordance with the terms of the applicable Cornerstone Benefit Plan and paid (to the extent payment is due), or will be paid, within the customary, normal, and routine claims processing and payment time frames followed by the Cornerstone Benefit Plan and as required by ERISA. No unfunded Cornerstone Benefit Plan is delinquent in the payment of benefits, and neither Bancshares nor Cornerstone, nor any of their Subsidiaries, is delinquent in making its required contributions to any such unfunded Cornerstone Benefit Plan so that the Cornerstone Benefit Plan can pay benefits on a timely basis.

(vii) All required reports, notice, disclosures, and descriptions (including without limitation Form 5500 annual reports and required attachments, Forms 1099-R, summary annual reports, Forms PBGC-1, and summary plan descriptions) have been filed or distributed in accordance with applicable Law with respect to each Cornerstone Benefit Plan. All required Tax filings with respect to each Cornerstone Benefit Plan have been made, and any Taxes due in connection with such filings have been paid. Since June 30, 2011, neither Bancshares nor Cornerstone, nor any of their Subsidiaries, has filed or been required to file with the IRS a Form 8928 in order to self-report any health plan violations which are subject to excise taxes under applicable provisions of the Code, and to the Knowledge of the Cornerstone Parties there are no facts or circumstances that could reasonably be expected to result in Bancshares or Cornerstone, or any of their Subsidiaries, being required by the Code to file any such Form 8928.

(viii) Except as set forth on Schedule 4.2(s)(viii) of the Cornerstone Disclosure Memorandum, neither Bancshares nor Cornerstone, nor any of their Subsidiaries, is a party to or bound by any Contract (including without limitation any severance, change of control, or employment agreement) that will, as a result or consequence of the execution or delivery of this Agreement, shareholder approval of this Agreement or the transactions contemplated hereby, or the consummation of the transactions, including the Merger, contemplated hereby, either alone or in connection with any other event, (A) entitle any current or former director, officer, employee, or independent contractor of Bancshares or Cornerstone, or of any of their Subsidiaries, to severance pay or change of control or other benefits, or any increase in severance pay or other benefits, upon any termination of employment or of such Contract after the date hereof, (B) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable under, or trigger any withdrawal liability under or any other material obligation pursuant to, any of the Cornerstone Benefit Plans, (C) result in any breach or violation of, or a default under, any of the Cornerstone Benefit Plans, or (D) result in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code.

(ix) Persons being provided coverage in or under each Cornerstone Benefit Plan are described in such Cornerstone Benefit Plan as being eligible for coverage under such Cornerstone Benefit Plan, and neither Bancshares nor Cornerstone, nor any of their Subsidiaries, has any liability for improperly including any Person as a participant in any Cornerstone Benefit Plan in which such Person is or was not eligible for coverage.

(x) All of the Cornerstone Benefit Plans are nondiscriminatory with respect to eligibility and benefits under applicable provisions of the Code and other Laws.

(xi) All Cornerstone Voluntary Plans satisfy the regulatory safe-harbor requirements provided by ERISA in order for such Cornerstone Voluntary Plans to be considered not to be or to have been established, sponsored, or maintained by Bancshares or Cornerstone or any of their Subsidiaries and not to constitute an “employee benefit plan” subject to ERISA.

(t) Properties.

(i) Set forth on Schedule 4.2(t)(i) of the Cornerstone Disclosure Memorandum is a true, correct, and complete list of all real property owned or leased by Bancshares or Cornerstone, or any of their Subsidiaries, as of the date of this Agreement (including without limitation property carried on the books of Cornerstone as “Other Real Estate Owned”). Bancshares and Cornerstone and each of their Subsidiaries have good and marketable title to all real property owned by them (including any property acquired in a judicial foreclosure proceeding or by way of a deed in lieu of foreclosure or similar transfer), in each case free and clear of any and all Liens, except Liens for current Taxes and assessments not yet due and payable for which adequate reserves have been established. Each lease pursuant to which Bancshares or Cornerstone or any of their Subsidiaries leases real property is valid and binding and in full force and effect, and neither Bancshares nor Cornerstone nor any of their Subsidiaries, nor any other party to any such lease, is in breach or default under or in violation of any provision of any such lease. The Cornerstone Parties have previously delivered or made available to the SmartFinancial Parties a true, correct, and complete copy of each such lease, including any amendments thereto. All real property owned or leased by Bancshares or Cornerstone, or any of their Subsidiaries, is in good condition (normal wear and tear excepted), conforms with all applicable ordinances, regulations, and zoning and other Laws, and is reasonably considered by the Cornerstone Parties to be adequate for the current business of the Cornerstone Parties and their Subsidiaries. None of the buildings, structures, or other improvements located on any real property owned or leased by Bancshares or Cornerstone, or any of their Subsidiaries, encroaches upon or over any adjoining parcel of real estate or any easement or right-of-way.

(ii) None of the real property owned or leased by Bancshares or Cornerstone, or any of their Subsidiaries, nor any building, structure, fixture, or improvement thereon, is the subject of, or affected by, any condemnation, taking, eminent domain, or inverse condemnation proceeding currently instituted or pending, and the Cornerstone Parties have no Knowledge that any of such real property, or any such building, structure, fixture, or improvement, will or may the subject of, or affected by, any such proceeding. Neither Bancshares nor Cornerstone, nor any of their Subsidiaries, has experienced any restriction in access to or from public roads or any restriction in access to any utilities, including water, sewer, gas, electric, telephone, drainage, and other utilities used by Bancshares or Cornerstone or any of their Subsidiaries in the operation of their business as presently conducted; there is no pending or, to the Knowledge of the Cornerstone Parties, threatened governmental action that could prohibit or interfere with such access; and, to the Knowledge of the Cornerstone Parties, no fact or condition exists which, with the passage of time or the giving of notice, or both, may result in the termination, reduction, or impairment of such access.

(iii) Bancshares and Cornerstone and their Subsidiaries have good and marketable title to all personal property owned by them, in each case free and clear of any and all Liens. Each lease pursuant to which Bancshares or Cornerstone, or any of their Subsidiaries, leases, as lessee, personal property is valid and binding and in full force and effect, and neither Bancshares nor Cornerstone, nor any of their Subsidiaries, nor any other party to any such lease, is in default under or in breach or violation of any provision of any such lease. The personal property owned or leased by Bancshares and Cornerstone and their Subsidiaries is in good condition, normal wear and tear excepted, and is sufficient for the carrying on of the business of Bancshares and Cornerstone and their Subsidiaries in the ordinary course consist with past practice.

(u) Environmental Matters.

(i) Each of the properties of Bancshares and Cornerstone and their Subsidiaries, the Bancshares Participation Facilities, and to the Knowledge of the Cornerstone Parties the Bancshares Loan Properties are, and, as applicable, have been during the period of Bancshares’ or Cornerstone’s, or their Subsidiaries’, ownership or operation thereof, in compliance with all Environmental Laws. There is no suit, claim, action, demand, executive or administrative order, directive, investigation, or proceeding pending or, to the Knowledge of the Cornerstone Parties, threatened against Bancshares or Cornerstone, or any of their Subsidiaries, or any Bancshares Participation Facility (A) for alleged noncompliance (including by any predecessor) with or liability under any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at or on a site owned, leased, or operated by Bancshares or Cornerstone, or any of their Subsidiaries, or any Bancshares Participation Facility. To the Knowledge of the Cornerstone Parties, there is no suit, claim, action, demand, executive or administrative order, directive, investigation, or proceeding pending or threatened against or relating to any Bancshares Loan Property (or Bancshares or Cornerstone, or any of their Subsidiaries, in respect of any Bancshares Loan Property) and (A) relating to alleged noncompliance (including by any predecessor) with or liability under any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at or on a Bancshares Loan Property. Neither Bancshares nor Cornerstone, nor any of their Subsidiaries, has received any notice, demand letter, executive or administrative order, directive, or request for information from any Governmental Entity or other third party indicating that it may be in violation of or have any liability under any Environmental Law.

(ii) There are no underground storage tanks at or on any properties owned or operated by Bancshares or Cornerstone, or any of their Subsidiaries, or any Bancshares Participation Facility. Neither Bancshares nor Cornerstone nor any of their Subsidiaries, nor to the Knowledge of the Cornerstone Parties any other Person, has closed or removed any underground storage tank on or from any property owned or operated by Bancshares or Cornerstone, or any of their Subsidiaries, or any Bancshares Participation Facility.

(iii) During the period of (A) the Cornerstone Parties’ and their Subsidiaries’ ownership or operation of their respective properties and (B) the Cornerstone Parties’ or their Subsidiaries’ participation in the management of any Bancshares Participation Facility, there has been no contamination by or release of Hazardous Materials in, on, under, or affecting such properties, except for releases of Hazardous Materials, individually or in the aggregate, in quantities below the level at which they were regulated under any Environmental Law in effect at the time of such release(s). To the Knowledge of the Cornerstone Parties, prior to the period of (A) the Cornerstone Parties’ or their Subsidiaries’ ownership or operation of any of their respective properties or (B) the Cornerstone Parties’ or their Subsidiaries’ participation in the management of any Bancshares Participation Facility, there was no contamination by or release of Hazardous Material in, on, under, or affecting such properties, except for releases of Hazardous Materials, individually or in the aggregate, in quantities below the level at which they were regulated under any Environmental Law in effect at the time of such release(s).

(iv) The Cornerstone Parties and their Subsidiaries have all permits, licenses, consents, orders, authorizations, and approvals required by the Environmental Laws for the use and occupancy of, and for all operations and activities conducted on, any properties owned, leased, operated, or occupied by the Cornerstone Parties or their Subsidiaries, and the Cornerstone Parties and their Subsidiaries are in compliance in all material respects with all such permits, licenses, consents, orders, authorizations, and approvals. All such permits, licenses, consents, orders, authorizations, and approvals were duly issued, are in full force and effect, and will remain in full force and effect as of and after the Effective Time.

(v) Fairness Opinion.  The board of directors of Bancshares has received from Raymond James & Associates, Inc. an opinion to the effect that, as of the date of such opinion and subject to the assumptions and qualifications set forth therein, the Exchange Ratio is fair from a financial point of view to the holders of Bancshares Common Stock.

(w) Broker Fees.  Except as set forth on Schedule 4.2(w) of the Cornerstone Disclosure Memorandum, neither Bancshares nor Cornerstone, nor any of their Subsidiaries, nor any of their respective officers, directors, employees, or agents, has employed any broker, investment banker, or finder or incurred any liability (whether contingent or otherwise) for any financial advisory, investment banking, brokerage, or finder’s fees, commissions, or expenses, and no broker, investment banker, or finder has acted directly or indirectly for or on behalf of Bancshares or Cornerstone or any of their Subsidiaries, in connection with this Agreement or the transactions contemplated hereby.

(x) Loan Matters.

(i) All Loans held by Bancshares or Cornerstone or any of their Subsidiaries were made for good, valuable, and adequate consideration in the ordinary course of business and in accordance with sound banking practices, and none of such Loans are subject to any defenses, setoffs, or counterclaims, including without limitation any of such as are afforded by usury or truth in lending Laws, except, however, such as may be provided by bankruptcy, insolvency, or similar Laws or by general principles of equity. The promissory notes or other evidences of indebtedness evidencing such Loans and all pledges, mortgages, deeds of trust, and other collateral documents and security agreements related thereto are legal, valid, binding, and enforceable.

(ii) Except as set forth on Schedule 4.2(x)(ii) of the Cornerstone Disclosure Memorandum, neither the terms of any Loan held, originated, made, administered, or serviced by Bancshares or Cornerstone or any of their Subsidiaries, any of the documentation for any such Loan, the manner in which any such Loan has been administered or serviced, nor Bancshares’ or Cornerstone’s or their Subsidiaries’ practices of approving or rejecting Loan applications violate any Law applicable thereto, including without limitation the Truth in Lending Act, Regulation B, Regulation O, and Regulation Z of the Federal Reserve, the CRA, the Equal Credit Opportunity Act, and any state Laws relating to consumer protection, installment sales, and usury.

(iii) The Cornerstone Parties’ allowance for loan and lease losses is, and shall be as of the Effective Time, in compliance with their existing methodology for determining the adequacy of their allowance for loan and lease losses as well as the standards established by applicable Governmental Entities and the Financial Accounting Standards Board, and is and shall be adequate under all such standards.

(iv) Except as set forth on Schedule 4.2(x)(iv) of the Cornerstone Disclosure Memorandum, none of the Contracts pursuant to which Bancshares or Cornerstone or any of their Subsidiaries has sold Loans or pools of Loans, or participations in Loans or pools of Loans, contain any liability or obligation on the part of Bancshares or Cornerstone or any of their Subsidiaries to repurchase such Loans or interests therein.

(v) Set forth on Schedule 4.2(x)(v) of the Cornerstone Disclosure Memorandum is a true, correct, and complete list of all Loans, as of the date hereof, by Bancshares or Cornerstone or any of their Subsidiaries to any director, executive officer, or principal shareholder (as such terms are defined in Regulation O of the Federal Reserve (12 C.F.R. Part 215)) of Bancshares or Cornerstone or any of their Subsidiaries. All such Loans are, and were originated, in compliance with all applicable Laws.

(vi) Set forth on Schedule 4.2(x)(vi) of the Cornerstone Disclosure Memorandum is a true, correct, and complete listing, as of November 30, 2014, by account of: (A) each borrower, customer, or other Person who has notified Bancshares or Cornerstone or any of their Subsidiaries during the past 12 months of, or has asserted against Bancshares or Cornerstone or any of their Subsidiaries, any “lender liability” or similar claim; and (B) all Loans of Bancshares and Cornerstone and their Subsidiaries (1) that are contractually past due 90 days or more in the payment of principal and/or interest, (2) that are on non-accrual status, (3) that are classified as “special mention,” “substandard,” “doubtful,” “loss,” or words of similar import, (4) where the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the origination of the Loans due to concerns regarding the borrowers’ ability to pay in accordance with the Loans’ original terms, or (5) where a specific reserve allocation exists in connection therewith; and (C) all assets classified by Bancshares or Cornerstone or any of their Subsidiaries as real estate acquired through foreclosure or in lieu of foreclosure, including in-substance foreclosures, and all other assets currently held that were acquired through foreclosure or in lieu of foreclosure, in each case including the book value thereof as of November 30, 2014.

(y) Material Interests of Certain Persons.  Except for deposit and loan relationships entered into in the ordinary course of business and as otherwise set forth on Schedule 4.2(y) of the Cornerstone Disclosure Memorandum, no current or former officer or director of Bancshares or Cornerstone or any of their Subsidiaries, or any family member or Affiliate of any such Person, has any material direct or indirect interest in any Contract or property, real or personal, tangible or intangible, of, used in or pertaining to the business of, or owned or leased by Bancshares or Cornerstone or any of their Subsidiaries.

(z) Insurance.  Set forth on Schedule 4.2(z) of the Cornerstone Disclosure Memorandum is a true, correct, and complete list of all policies of insurance currently held or maintained by or providing coverage for Bancshares or Cornerstone or any of their Subsidiaries, including without limitation bank-owned life insurance (collectively, the “Cornerstone Insurance Policies”), including for each such Cornerstone Insurance Policy (i) the name of the insurer, (ii) the named insured(s), (iii) the nature of the coverage, (iv) the policy limits (on a per occurrence and aggregate basis), (v) the annual premiums, and (vi) the expiration date. Bancshares and Cornerstone and their Subsidiaries are insured with reputable insurers against such risks and in such amounts as are customary and prudent in accordance with industry practices. All of the Cornerstone Insurance Policies are in full force and effect, neither Bancshares nor Cornerstone nor any of their Subsidiaries is in default thereunder, and no event has occurred which, with notice or lapse of time or both, would constitute a default or permit a termination, modification, or acceleration under any of the Cornerstone Insurance Policies; all premiums due and payable with respect to the Cornerstone Insurance Policies have been timely and fully paid; and all claims thereunder have been filed in a timely fashion. There is no claim for coverage by Bancshares or Cornerstone or any of their Subsidiaries pending under any of the Cornerstone Insurance Policies as to which coverage has been questioned, denied, or disputed. Neither Bancshares nor Cornerstone nor any of their Subsidiaries has received notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under any of the Cornerstone Insurance Policies.

(aa) Investment Securities; Derivatives.  Except for restrictions that exist for securities that are classified as “held to maturity,” none of the investment securities held by Bancshares or Cornerstone or any of their Subsidiaries are subject to any restriction (whether contractual, statutory, or otherwise) that could materially impair the ability of the entity holding such investment securities freely to dispose of such investment securities at any time. Neither Bancshares nor Cornerstone nor any of their Subsidiaries is a party to or has agreed to enter into any exchange-traded or over-the-counter equity, interest rate, foreign exchange, or other swap, forward, future, option, cap, floor, or collar, or any other Contract that is a derivative contract (including various combinations thereof), or owns securities that (A) are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes,” or “capped floating rate mortgage derivatives” or (B) are likely to have changes in value as a result of interest or exchange rate changes that materially exceed normal changes in value attributable to interest or exchange rate changes.

(bb) Transactions in Securities.  All offers and sales of Bancshares Stock by Bancshares, and all offers and sales of Cornerstone Stock by Cornerstone, were at all relevant times exempt from, or complied with, the registration requirements of the Securities Act and applicable state securities or “Blue Sky” Laws. Neither the Cornerstone Parties nor, to the Knowledge of the Cornerstone Parties, (i) any director or officer of Bancshares or Cornerstone, (ii) any Person related to any such director or officer by blood, marriage, or adoption and residing in the same household, or (iii) any Person who has been knowingly provided material nonpublic information by any one or more of any of the foregoing Persons has purchased or sold, or caused to be purchased or sold, any shares of Bancshares Stock or Cornerstone Stock or other securities issued by Bancshares or Cornerstone in violation of any applicable provision of federal or state securities Laws.

(cc) Transactions with Affiliates.  All “covered transactions” between Cornerstone and any “affiliate” within the meaning of Section 23A and Section 23B of the Federal Reserve Act and the regulations promulgated pursuant thereto have been in compliance with such provisions of Law.

(dd) Fiduciary Accounts.  Bancshares and Cornerstone and their Subsidiaries have properly administered all accounts for which they serve or act as a fiduciary, including without limitation accounts for which they serves as trustee, agent, custodian, personal representative, guardian, conservator, or investment advisor, in accordance with the terms of all governing documents and applicable Laws. Neither Bancshares nor Cornerstone nor any of their Subsidiaries, nor to the Knowledge of the Cornerstone Parties any of their or their Subsidiaries’ respective directors, officers, or employees, have committed any breach of trust with respect to any fiduciary account, and the records for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

(ee) Tax Treatment of Transaction.  The Cornerstone Parties have no Knowledge of any fact or circumstance relating to them or any of their Subsidiaries that would or could be expected to prevent the Merger contemplated by this Agreement from qualifying as a “reorganization” under Section 368(a) of the Code.

(ff) CRA, Anti-Money Laundering, OFAC, and Customer Information Security.  Cornerstone received a rating of “Satisfactory” or better in its most recent examination or interim review with respect to the CRA. The Cornerstone Parties do not have Knowledge of any facts or circumstances that would or could be expected to cause Cornerstone (i) to be deemed not to be in satisfactory compliance with the CRA and the regulations promulgated thereunder, or to be assigned a rating for CRA purposes by federal banking regulators of lower than “Satisfactory”; (ii) to be deemed to be operating in violation of the Bank Secrecy Act, the USA PATRIOT Act, any order issued with respect to anti-money laundering by the United States Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering Law; or (iii) to be deemed not to be in satisfactory compliance with applicable privacy of customer or consumer information requirements contained in any federal or state privacy Laws, including without limitation in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by Cornerstone. To the Knowledge of the Cornerstone Parties, no non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner which could, or could be expected to, cause Cornerstone to undertake any remedial action. The board of directors of Cornerstone has adopted, and Cornerstone has implemented, an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the USA PATRIOT Act, and such anti-money laundering program meets the requirements of Section 352 of the USA PATRIOT Act and the regulations thereunder, and Cornerstone has complied in all material respects with any requirements to file reports and other necessary documents as required by the USA PATRIOT Act and the regulations thereunder.

(gg) Internal Controls.  Bancshares and Cornerstone and their Subsidiaries have devised and maintained a system of internal control over financial reporting sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, and (iii) access to assets is permitted only in accordance with management’s general or specific authorizations. There are no significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting which could adversely affect the ability of Bancshares or Cornerstone or their Subsidiaries to record, process, summarize, and report financial information. There has occurred no fraud, whether or not material, that involves management or other employees who have a role in the Cornerstone Parties’ internal controls over financial reporting.

(hh) Regulatory Capital.  Bancshares and Cornerstone are “well-capitalized” as such term is defined in 12 C.F.R. 225.2 and 12 C.F.R. 325.103, respectively.

(ii) Required Shareholder Votes.  The affirmative vote of (i) holders of at least 3,313,700 of the issued and outstanding shares of Bancshares Common Stock is required for the approval of this Agreement and the Merger by the shareholders of Bancshares under the charter and bylaws of Bancshares and the Corporation Act; (ii) holders of at least 3,313,700 of the issued and outstanding shares of Bancshares Common Stock is required for the approval of the Authorized Stock Amendment by the shareholders of Bancshares under the charter and bylaws of Bancshares and the Corporation Act; (iii) holders of at least 300,001 of the issued and outstanding shares of Bancshares Series A Stock is required for the approval of the Series A Redemption Amendment by the shareholders of Bancshares under the charter and bylaws of Bancshares and the Corporation Act; (iv) holders of at least (A) 3,313,700 of the issued and outstanding shares of Bancshares Common Stock and (B) 300,001 of the issued and outstanding shares of Bancshares Series A Stock (if the approval of the holders of Bancshares Series A Stock is required by applicable Law) is required for the approval of the Amended and Restated Bancshares Charter by the shareholders of Bancshares under the charter and bylaws of Bancshares and the Corporation Act; and (v) holders of at least 3,313,700 of the issued and outstanding shares of Bancshares Common Stock is required for the approval of the Amended and Restated Bancshares Bylaws by the shareholders of Bancshares under the charter and bylaws of Bancshares and the Corporation Act. Approval of the Bancshares SBLF Equivalent Stock Amendment by the shareholders of Bancshares is not required by the charter or bylaws of Bancshares or the Corporation Act.

(jj) Disclosure.  No representation or warranty of the Cornerstone Parties contained in this Agreement, and no statement contained in the Cornerstone Disclosure Memorandum or in any certificate delivered by Bancshares or Cornerstone, contains any untrue statement of a material fact or omits any material fact necessary to make the statements contained herein and therein, in light of the circumstances under which they were made, not misleading.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF SMARTFINANCIAL AND SMARTBANK

Section 5.1 SmartFinancial Disclosure Memorandum.  Prior to the Parties’ execution and delivery of this Agreement, SmartFinancial and SmartBank have delivered to the Cornerstone Parties a confidential memorandum (the “SmartFinancial Disclosure Memorandum”) setting forth, among other things, items the disclosure of which is necessary either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more representations or warranties of the SmartFinancial Parties contained in this Article V or to one or more of their covenants contained in Article VI, making specific reference in such SmartFinancial Disclosure Memorandum to the Section(s) of this Agreement to which such items relate.

Section 5.2 SmartFinancial and SmartBank Representations and Warranties.  Each of SmartFinancial and SmartBank hereby represents and warrants to the Cornerstone Parties as follows:

(a) Organization and Qualification.  SmartFinancial is a corporation duly organized, validly existing, and in good standing under the laws of the State of Tennessee, and is duly registered as a bank holding company under the BHCA. SmartBank is a banking corporation duly organized, validly existing, and in good standing under the laws of the State of Tennessee. Each of SmartFinancial and SmartBank has the power and authority to own, lease, and operate its properties and assets and to conduct its respective business as presently conducted. Each of SmartFinancial and SmartBank is duly licensed or qualified to transact business and is in good standing in each jurisdiction in which the character of the properties or assets owned or leased by it or the nature of the business conducted by it makes such licensing or qualification necessary. The copies of the charters, bylaws, articles of organization, operating agreements, and other organizational documents of SmartFinancial and SmartBank and their respective Subsidiaries previously provided or made available to the Cornerstone Parties are true, correct, and complete copies of such documents as in effect as of the date of this Agreement. Neither SmartFinancial or SmartBank nor any Subsidiary of SmartFinancial or SmartBank is in violation of its respective charter, bylaws, articles of organization, operating agreement, or other organizational documents. The minute books of SmartFinancial and SmartBank and their Subsidiaries previously provided or made available to the Cornerstone Parties constitute a true, complete, and correct record of all meetings of and material corporate actions taken by their respective boards of directors (and each committee thereof), shareholders, members, managers, and other governing bodies, as applicable.

(b) Subsidiaries and Other Interests.  Set forth on Schedule 5.2(b) of the SmartFinancial Disclosure Memorandum is a true, correct, and complete list of all Subsidiaries of SmartFinancial (other than SmartBank) and/or SmartBank, as well as the name of each such Subsidiary, each such Subsidiary’s jurisdiction of incorporation, organization, or formation, and SmartFinancial’s and/or SmartBank’s percentage ownership of each such Subsidiary. Each of SmartFinancial and SmartBank owns beneficially and of record the capital stock or other equity or ownership interest it owns in each of its Subsidiaries free and clear of any and all Liens. There are no Contracts relating to the right of SmartFinancial or SmartBank to vote or dispose of any capital stock or other equity or ownership interest of any Subsidiary of SmartFinancial or SmartBank. The ownership interests of SmartFinancial and SmartBank in their respective Subsidiaries are in compliance with all applicable Laws. Each of the Subsidiaries of SmartFinancial and/or SmartBank is a corporation, limited liability company, or other entity duly organized, validly existing, and in good standing under the laws of its jurisdiction of incorporation, organization, or formation, has all requisite power and authority to own, lease, and operate its properties and assets and to conduct its business as presently conducted, and is duly licensed or qualified to transact business and is in good standing in each jurisdiction in which the character of the properties or assets owned or leased by it or the nature of the business conducted by it makes such licensing or qualification necessary. The outstanding capital stock or other outstanding equity or ownership interests of each Subsidiary of SmartFinancial and/or SmartBank have been validly authorized and are validly issued, fully paid, and non-assessable. No shares of capital stock or other equity or ownership interests of any Subsidiary of SmartFinancial and/or SmartBank are or may be required to be issued by virtue of any options, warrants, or other rights; no securities exist that are convertible into or exchangeable for any shares of capital stock or other equity or ownership interests of any Subsidiary of SmartFinancial and/or SmartBank, or any other debt or equity security of any Subsidiary of SmartFinancial and/or SmartBank; and there are no Contracts for the issuance of any additional capital stock or other equity or ownership interests, or any other debt or equity securities, of any Subsidiary of SmartFinancial and/or SmartBank or any options, warrants, or other rights with respect to such securities. Except (i) as set forth on Schedule 5.2(b) of the SmartFinancial Disclosure Memorandum and (ii) for securities and other interests held in a fiduciary capacity and beneficially owned by third parties, neither SmartFinancial nor SmartBank owns, beneficially or of record, directly or indirectly, any equity securities of or any other equity or ownership interest in any Person.

(c) Capitalization.  The authorized capital stock of SmartFinancial consists of (i) 8,000,000 shares of common stock, par value $1.00 per share, and (ii) 2,000,000 shares of preferred stock, par value $1.00 per share, of which 12,000 shares have been designated as Non-Cumulative Perpetual Preferred Stock, Series A. The authorized capital stock of SmartBank consists of (i) 8,000,000 shares of common stock, par value $1.00 per share, and (ii) 2,000,000 shares of preferred stock, par value $1.00 per share. Set forth on Schedule 5.2(c) of the SmartFinancial Disclosure Memorandum is a true, correct, and complete listing, by class and, if applicable, series, of the issued and outstanding shares of SmartFinancial Stock and SmartBank Stock. There are no other classes or series of authorized, issued, or outstanding capital stock of SmartFinancial or SmartBank. No shares of SmartFinancial Stock are held in treasury by SmartFinancial or otherwise owned, directly or indirectly, by SmartFinancial, and no shares of SmartBank Stock are held in treasury by SmartBank or otherwise owned, directly or indirectly, by SmartBank. All of the issued and outstanding shares of SmartFinancial Stock and SmartBank Stock have been duly and validly authorized and issued in full compliance with all applicable Laws and are fully paid and non-assessable, and none of the issued and outstanding shares of SmartFinancial Stock or SmartBank Stock have been issued in violation of the preemptive rights of any Person. Except as set forth on Schedule 5.2(c) of the SmartFinancial Disclosure Memorandum, (i) there are no outstanding options, warrants, subscriptions, agreements, contracts, rights, calls, or commitments, of any kind or character, that require or obligate or could require or obligate SmartFinancial to issue, deliver, or sell, or cause to be issued, delivered, or sold, any additional shares of SmartFinancial capital stock, or securities convertible into or exercisable for shares of SmartFinancial capital stock, or that require or obligate or could require or obligate SmartFinancial to grant, extend, or enter into any such option, warrant, subscription, agreement, contract, right, call, or commitment, and (ii) there are no outstanding options, warrants, subscriptions, agreements, contracts, rights, calls, or commitments, of any kind or character, that require or obligate or could require or obligate SmartBank to issue, deliver, or sell, or cause to be issued, delivered, or sold, any additional shares of SmartBank capital stock, or securities convertible into or exercisable for shares of SmartBank capital stock, or that require or obligate or could require or obligate SmartBank to grant, extend, or enter into any such option, warrant, subscription, agreement, contract, right, call, or commitment. There are no outstanding obligations of SmartFinancial or SmartBank to repurchase, redeem, or otherwise acquire any shares of its capital stock. Set forth on Schedule 5.2(c) of the SmartFinancial Disclosure Memorandum is a true, correct, and complete list of all outstanding SmartFinancial Options, including for each SmartFinancial Option the name of the optionee, the date of grant, the exercise price, the date(s) of vesting, the date(s) of termination, the number and class or series of shares subject to such SmartFinancial Option, and whether such SmartFinancial Option is qualified or nonqualified under Section 422 of the Code. No bonds, debentures, notes, or other indebtedness having the right to vote on any matters on which shareholders of SmartFinancial or SmartBank may vote is issued or outstanding. Set forth on Schedule 5.2(c) of the SmartFinancial

Disclosure Memorandum is a listing of all cash, stock, and other dividends or distributions with respect to SmartFinancial Stock or SmartBank Stock that have been declared, set aside, or paid since June 30, 2011, as well as all shares of SmartFinancial capital stock and all shares of SmartBank capital stock that have been purchased, redeemed, or otherwise acquired, directly or indirectly, by SmartFinancial and SmartBank, respectively, since June 30, 2011. SmartFinancial is current on all dividends payable on the SmartFinancial Series A Stock and has complied with all of the terms and provisions of the SmartFinancial Series A Stock.

(d) Authority.  Each of SmartFinancial and SmartBank has all requisite corporate power and authority to execute and deliver this Agreement and, subject to the consents, approvals, waivers, and filings referred to in Section 5.2(f), to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the SmartFinancial Parties and the consummation by the SmartFinancial Parties of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the boards of directors of SmartFinancial and SmartBank, and no other corporate actions or proceedings on the part of SmartFinancial or SmartBank are necessary to authorize the execution and delivery of this Agreement by the SmartFinancial Parties and the consummation by the SmartFinancial Parties of the transactions contemplated hereby, other than the approval of this Agreement by the shareholders of SmartFinancial in accordance with the charter and bylaws of SmartFinancial and applicable Law. The board of directors of SmartFinancial has unanimously determined that this Agreement is advisable and in the best interests of SmartFinancial and its shareholders and has directed that this Agreement be submitted to SmartFinancial’s shareholders for approval, and has duly and validly adopted resolutions to the foregoing effect and to recommend that the shareholders of SmartFinancial approve this Agreement. This Agreement has been duly and validly executed and delivered by each of SmartFinancial and SmartBank and constitutes a valid and legally binding obligation of each of SmartFinancial and SmartBank enforceable against each of SmartFinancial and SmartBank in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, moratorium, and similar Laws affecting creditors’ rights and remedies generally or general principles of equity, whether applied in a court of law or a court of equity.

(e) No Violations.  The execution, delivery, and performance of this Agreement by SmartFinancial and SmartBank and the consummation of the transactions contemplated by this Agreement do not and will not (i) assuming that the consents, approvals, waivers, and filings referred to in Section 5.2(f) have been obtained and made and all applicable waiting periods have expired, violate any Law, governmental permit, or license to which the SmartFinancial Parties or any of their Subsidiaries (or the properties or assets of the SmartFinancial Parties or any of their Subsidiaries) are subject or by which the SmartFinancial Parties or any of their Subsidiaries (or the properties or assets of the SmartFinancial Parties or any of their Subsidiaries) are bound; (ii) violate the charter, bylaws, articles of organization, operating agreement, or other organizational documents of SmartFinancial or SmartBank or any of their Subsidiaries; or (iii) constitute a breach or violation of or a default under (or an event which, with due notice or lapse of time or both, could constitute a default under), or result in the termination of, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of SmartFinancial or SmartBank or any of their Subsidiaries under, any of the terms, conditions, or provisions of any note, bond, indenture, mortgage, deed of trust, loan agreement, or other Contract to which SmartFinancial or SmartBank, or any of their Subsidiaries, is a party or to or by which any of the properties or assets of SmartFinancial or SmartBank, or any of their Subsidiaries, may be subject or bound.

(f) Consents and Approvals.  No consents or approvals of, waivers by, notices to, or filings or registrations with any Governmental Entity or other Person are required to be obtained, given, or made by SmartFinancial or SmartBank, or any of their Subsidiaries, in connection with the execution and delivery of this Agreement by the SmartFinancial Parties or the consummation by the SmartFinancial Parties of the Merger and the other transactions contemplated hereby, except (i) the Regulatory Approvals; (ii) the filing of the Articles of Merger with the Tennessee Secretary of State; (iii) the approval of this Agreement by the shareholders of SmartFinancial; and (iv) as set forth on

Schedule 5.2(f) of the SmartFinancial Disclosure Memorandum. As of the date hereof, neither SmartFinancial nor SmartBank is aware of any reason why any of the consents, approvals, or waivers referred to in this Section 5.2(f) will not be obtained or received in a timely manner without the imposition of any Burdensome Condition (as defined in Section 8.1(b)).

(g) Governmental Filings.  SmartFinancial and SmartBank, and each of their Subsidiaries, have filed all reports, notices, applications, schedules, registration and proxy statements, and other documents and instruments that they have been required to file since June 30, 2011, with the Federal Reserve, the FDIC, the TDFI, or any other Governmental Entity. As of their respective dates, such filings were complete and accurate in all material respects, complied in all material respects with all applicable Laws, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein.

(h) Securities Filings.  SmartFinancial and SmartBank, and each of their Subsidiaries, have filed with the SEC and the Federal Reserve all reports, schedules, registration statements, definitive proxy statements, exhibits, and other filings and materials that they have been required to file under the Securities Act or the Exchange Act, or the rules and regulations promulgated thereunder, since June 30, 2011 (collectively, the “SmartFinancial Securities Filings”). None of the SmartFinancial Securities Filings contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of their respective dates of filing with the SEC and/or Federal Reserve, as appropriate, all of the SmartFinancial Securities Filings complied in all material respects with applicable requirements of the Securities Act and/or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder. Each of the financial statements (including, in each case, any notes thereto) of SmartFinancial or SmartBank, or any of their Subsidiaries, included in the SmartFinancial Securities Filings complied as to form, as of the respective date of filing, in all material respects, with applicable accounting requirements and with the published rules and regulations of the SEC and Federal Reserve with respect thereto.

(i) Financial Statements.  The SmartFinancial Parties have previously delivered to the Cornerstone Parties true, complete, and correct copies of (i) the consolidated balance sheets of SmartFinancial and its Subsidiaries as of the fiscal years ended December 31, 2013, 2012, and 2011, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the fiscal years then ended, together with the notes thereto, accompanied by the audit report of SmartFinancial’s independent registered public accounting firm (the “Audited SmartFinancial Financials”), and (ii) the unaudited consolidated balance sheet of SmartFinancial and its Subsidiaries as of September 30, 2014, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for the nine-month period ended September 30, 2014 (the “Interim SmartFinancial Financials”). The SmartFinancial Financial Statements were prepared from and in accordance with the books and records of SmartFinancial and its Subsidiaries, fairly present the consolidated financial position of SmartFinancial and its Subsidiaries in each case at and as of the dates indicated and the consolidated results of operations, changes in stockholders’ equity, and cash flows of SmartFinancial and its Subsidiaries for the periods indicated, and, except as otherwise set forth in the notes thereto, were prepared in accordance with GAAP consistently applied throughout the periods covered thereby; provided, however, that unaudited financial statements for interim periods are subject to normal year-end adjustments (which will not be material individually or in the aggregate) and lack footnotes to the extent permitted under applicable regulations. The books and records of SmartFinancial and its Subsidiaries have been, and are being, maintained in accordance with GAAP consistently applied and other legal, accounting, and regulatory requirements and reflect only actual transactions.

(j) Undisclosed Liabilities.  Neither SmartFinancial nor any of its Subsidiaries has, or has incurred, any debt, liability, or obligation of any kind, character, or nature whatsoever (whether accrued, contingent, absolute, known, unknown, or otherwise and whether due or to become due), other than (i) debts, liabilities, and obligations reflected on or reserved against in the Interim SmartFinancial Financials and (ii) debts, liabilities, and obligations incurred since September 30, 2014, in the ordinary course of business consistent with past practice that, either alone or when combined with all such debts, liabilities, and obligations, have not had, and could not reasonably be expected to have, a SmartFinancial Material Adverse Effect.

(k) Absence of Certain Changes or Events.  Since June 30, 2014, SmartFinancial and SmartBank and their Subsidiaries have conducted their respective businesses only in the ordinary and usual course consistent with past practices, and there has been no event or occurrence and no circumstance has arisen that, individually or taken together with all other events, occurrences, and circumstances, has had or is reasonably likely to have a SmartFinancial Material Adverse Effect. Since June 30, 2014, neither SmartFinancial nor SmartBank, nor any of their Subsidiaries, has taken or permitted, or entered into any Contract with respect to, or otherwise agreed or committed to do or take, any action that, if taken after the date hereof, would constitute a breach of any of the covenants set forth in Section 6.2, except as set forth on Schedule 5.2(k) of the SmartFinancial Disclosure Memorandum.

(l) Litigation.  Except as set forth on Schedule 5.2(l) of the SmartFinancial Disclosure Memorandum, there are no suits, actions, claims, investigations, or legal, administrative, arbitration, or other proceedings pending or, to the Knowledge of the SmartFinancial Parties, threatened against or affecting SmartFinancial or SmartBank or any of their Subsidiaries or any property, asset, right, or interest of SmartFinancial or SmartBank or any of their Subsidiaries, and, to the Knowledge of the SmartFinancial Parties, there are no facts or circumstances that could reasonably be expected to give rise to any such suit, action, claim, investigation, or legal, administrative, arbitration, or other proceeding. Neither SmartFinancial or SmartBank nor any of their Subsidiaries, nor any of the properties or assets of SmartFinancial or SmartBank or any of their Subsidiaries, is a party or subject to or bound by any judgment, decree, injunction, order, or ruling of any Governmental Entity.

(m) Absence of Regulatory Actions.  Except as set forth on Schedule 5.2(m) of the SmartFinancial Disclosure Memorandum, since June 30, 2011, neither SmartFinancial nor SmartBank, nor any of their Subsidiaries, has been a party to any cease and desist order, written agreement, or memorandum of understanding issued by or with, or any commitment letter or similar undertaking to, or has been subject to any action, proceeding, order, or directive by, any Governmental Entity, or has adopted any board resolutions at the request of any Governmental Entity, or has been advised by any Governmental Entity that such Governmental Entity is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such action, proceeding, order, directive, cease and desist order, written agreement, memorandum of understanding, commitment letter, board resolutions, or similar undertaking. To the Knowledge of the SmartFinancial Parties, there are no facts or circumstances which could reasonably be expected to result in any Governmental Entity issuing or requesting any such action, proceeding, order, directive, cease and desist order, written agreement, memorandum of understanding, commitment letter, board resolutions, or similar undertaking. There are no material unresolved violations, criticisms, or exceptions noted by any Governmental Entity in or with respect to any report or statement relating to any examination or inspection of SmartFinancial or SmartBank or any of their Subsidiaries.

(n) Compliance with Laws.  Except as set forth on Schedule 5.2(n) of the SmartFinancial Disclosure Memorandum, the SmartFinancial Parties and their Subsidiaries have complied, and are in compliance, in all material respects, with all applicable Laws, including without limitation Section 23A and Section 23B of the Federal Reserve Act and the regulations promulgated pursuant thereto, the Equal Credit Opportunity Act, the Fair Housing Act, the CRA, the Home Mortgage Disclosure Act, the Bank Secrecy Act, and the USA PATRIOT Act, each as amended. The SmartFinancial Parties and their Subsidiaries have, and have had, all permits, licenses, franchises, certificates of authority, orders, authorizations, and approvals, and have made all filings, applications, and registrations with all Governmental Entities, that are required in order to permit them to own, lease, and operate their properties and assets and to carry on their respective businesses as presently conducted, and all such permits, licenses, franchises, certificates of authority, orders, authorizations, and approvals are in full force and effect and, to the Knowledge of the SmartFinancial Parties, no suspension or cancellation of any of them is threatened. The deposit accounts of SmartBank are insured by the FDIC in the manner and to the maximum extent provided by Law, and SmartBank has paid all deposit insurance premiums and assessments required by applicable Laws.

(o) Taxes.

(i) The SmartFinancial Parties and their Subsidiaries have timely filed all Tax Returns required to be filed by or with respect to them (the “SmartFinancial Returns”). Neither the SmartFinancial Parties nor any of their Subsidiaries currently are the beneficiary of any extension of time within which to file any SmartFinancial Returns. All of the SmartFinancial Returns are true, correct, and complete, and all Taxes due and payable by the SmartFinancial Parties and their Subsidiaries with respect to the periods covered by such SmartFinancial Returns have been paid. The accruals and reserves for Taxes reflected in the Interim SmartFinancial Financials are adequate, in accordance with GAAP, to cover all unpaid Taxes of SmartFinancial and its Subsidiaries for periods ending on or prior to the date(s) of the Interim SmartFinancial Financials, and all such accruals and reserves for Taxes, as adjusted for operations and transactions and the passage of time for periods ending on or prior to the Closing Date in accordance with past custom and practice of SmartFinancial and its Subsidiaries, are adequate, in accordance with GAAP, to cover all unpaid Taxes of SmartFinancial and its Subsidiaries accruing through the Closing Date. No claim (whether formal or informal) has ever been made against the SmartFinancial Parties or any of their Subsidiaries by an authority in a jurisdiction where SmartFinancial or SmartBank or their Subsidiaries do not file Tax Returns that SmartFinancial or SmartBank or any of their Subsidiaries are or may be subject to taxation in that jurisdiction. No outstanding agreement, arrangement, extension, or waiver of or with respect to the limitation period applicable to any SmartFinancial Return has been agreed or entered into or granted (by the SmartFinancial Parties or any other Person), and no such agreement, arrangement, extension, or waiver has been requested, formally or informally, by or from the SmartFinancial Parties or any of their Subsidiaries, and neither the SmartFinancial Parties nor any of their Subsidiaries has executed or is bound by any extension or waiver of any statute of limitations on the assessment or collection of any Tax.

(ii) All estimated Taxes required to be paid by or with respect to the SmartFinancial Parties or any of their Subsidiaries have been paid to the proper taxing authorities. All Taxes that the SmartFinancial Parties or any of their Subsidiaries are or were required to withhold or collect in connection with any amounts paid or owing to any employee, director, manager, independent contractor, shareholder, member, nonresident, creditor, or other third party (including amounts paid or owing by or to the SmartFinancial Parties or any of their Subsidiaries and any such Taxes due as a result of a plan intended to be a “nonqualified deferred compensation plan” under Section 409A(d)(1) of the Code that has not been operated in good faith compliance with Section 409A of the Code and associated guidance) have been duly withheld or collected and have been paid, to the extent required, to the proper taxing authorities; the SmartFinancial Parties and their Subsidiaries have complied with all information reporting and backup withholding requirements, including the maintenance of required records, with respect to such amounts; and the SmartFinancial Parties and their Subsidiaries have paid all employer contributions and premiums and filed all Tax Returns with respect to any employee income Tax withholding, and social security and unemployment Taxes and premiums, all in compliance with the withholding provisions of the Code and other applicable Laws.

(iii) All of the SmartFinancial Returns have been examined and closed or are Tax Returns with respect to which the applicable period for assessment under applicable Law, after giving effect to extensions or waivers, has expired. The SmartFinancial Parties have delivered or made available to the Cornerstone Parties true, correct, and complete copies of all audit reports and similar documents issued by a Governmental Entity relating to the SmartFinancial Returns which the SmartFinancial Parties have in their possession or control. Set forth on Schedule 5.2(o)(iii) of the SmartFinancial Disclosure Memorandum is a true, correct, and complete list of all SmartFinancial Returns filed by or with respect to the SmartFinancial Parties or any of their Subsidiaries during the past five years.

(iv) No audit, investigation, examination, deficiency assessment, refund litigation, or other proceeding is pending or, to the Knowledge of the SmartFinancial Parties, threatened against or with respect to the SmartFinancial Parties or any of their Subsidiaries in respect of any Taxes or Tax matters, and to the Knowledge of the SmartFinancial Parties there are no facts or circumstances that could reasonably be expected to give rise to any such audit, investigation, examination, deficiency assessment, refund litigation, or other proceeding. There are no unsatisfied debts, liabilities, or obligations for Taxes with respect to any notice of deficiency or similar document received by the SmartFinancial Parties or any of their Subsidiaries with respect to any Taxes. No deficiencies have been asserted against the SmartFinancial Parties or any of their Subsidiaries as a result of an examination by a taxing authority and no issue has been raised by any examination conducted by any taxing authority that, by application of the same principles, might result in a proposed deficiency for any other period not so examined. There are no Liens for Taxes upon any of the properties or assets of the SmartFinancial Parties or any of their Subsidiaries, other than statutory Liens for current Taxes not yet due and payable for which adequate reserves have been established.

(v) Neither SmartFinancial nor SmartBank, nor any of their Subsidiaries, has granted to any Person a power of attorney with respect to any Taxes or Tax matters that is currently in effect. Neither SmartFinancial nor SmartBank, nor any of their Subsidiaries, is subject to any private letter ruling of the IRS or any comparable ruling of any other taxing authority, and no request for any such ruling is pending. No closing agreement pursuant to Section 7121 of the Code (or any predecessor provision), or any similar provision of Law, has been entered into by or with respect to SmartFinancial or SmartBank or any of their Subsidiaries.

(vi) There is no Contract or plan (including without limitation this Agreement and the arrangements contemplated hereby) covering any employee or independent contractor, or any former employee or independent contractor, of SmartFinancial or SmartBank or any of their Subsidiaries that, individually or collectively with any other such Contracts or Plans, will, or could be expected to, (A) give rise, directly or indirectly, to the payment of any amount that would not be deductible pursuant to Section 280G or Section 162 of the Code (as determined without regard to Section 280G(b)(4) of the Code), except those payments that will not be made in the absence of shareholder approval in accordance with the requirements of Section 280G(b)(5)(B) of the Code, or (B) subject any such Person to additional taxes under Section 409A of the Code. Neither SmartFinancial nor SmartBank, nor any of their Subsidiaries, is a party to or bound by any Contract or plan, or has any obligation (current or contingent), to compensate any Person for Tax-related payments, including Taxes paid pursuant to Section 4999 of the Code and Taxes under Section 409A of the Code. All disqualified individuals (as defined in Section 280G(c) of the Code) with respect to SmartFinancial and SmartBank and each of their Subsidiaries are set forth on Schedule 5.2(o)(vi) of the SmartFinancial Disclosure Memorandum.

(vii) Except as set forth on Schedule 5.2(o)(vii) of the SmartFinancial Disclosure Memorandum, (A) neither SmartFinancial nor SmartBank, nor any of their Subsidiaries, has at any time been a member of a group with which it has filed or been included in a combined, consolidated, or unitary Tax Return; (B) neither SmartFinancial nor SmartBank, nor any of their Subsidiaries, is or has ever been a party to or bound by any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement, or similar Contract; and (C) neither SmartFinancial nor SmartBank, nor any of their Subsidiaries, is liable for the Taxes of any other Person, whether as a transferee or successor, by Contract (including any Tax allocation agreement, Tax sharing agreement, or Tax indemnity agreement), or otherwise.

(viii) The SmartFinancial Parties and their Subsidiaries are, and have at all times been, in compliance with the provisions of Section 6011, Section 6111, and Section 6112 of the Code relating to tax shelter disclosure, registration, list maintenance, and record keeping, and with the Treasury Regulations thereunder (including any predecessor or successor Code provisions or Treasury Regulations, as applicable), and neither the SmartFinancial Parties nor their Subsidiaries have at any time engaged in or entered into (A) any transaction that would be defined as a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b), (B) any confidential corporate tax shelter within the meaning of Treasury Regulations Section 1.6111-2, or (C) any “listed transaction” within the meaning of Treasury Regulations Section 1.6011, Section 301.6111, or Section 301.6112, or any transaction that would have been such a “listed transaction” if current Law was in effect at the time the transaction was entered into. No

IRS Form 8886 has been filed with respect to the SmartFinancial Parties or any of their Subsidiaries. Neither SmartFinancial nor SmartBank, nor any of their Subsidiaries, has entered into any tax shelter or listed transaction with the sole or dominant purpose of the avoidance or reduction of a Tax liability in a jurisdiction outside the United States with respect to which there is a significant risk of challenge of such transaction by a Governmental Entity in a jurisdiction outside the United States. The SmartFinancial Parties and their Subsidiaries have disclosed on all SmartFinancial Returns all positions taken therein that could give rise to a substantial understatement of Tax within the meaning of Section 6662 of the Code. Neither SmartFinancial nor SmartBank, nor any of their Subsidiaries, has incurred, and no state of affairs exist that could result in SmartFinancial or SmartBank, or any of their Subsidiaries, incurring, any penalty under Section 6662(e) of the Code.

(ix) None of the assets, properties, or rights of the SmartFinancial Parties or their Subsidiaries (A) are “tax-exempt use property” within the meaning of Section 168(h) of the Code, (B) are assets, properties, or rights required to be treated as owned by any other Person pursuant to the so-called “safe harbor lease” provisions of Section 168(f)(8) of the Internal Revenue Code of 1954 as in effect after the Economic Recovery Tax Act of 1981 and before the Tax Reform Act of 1986, or (C) directly or indirectly secure any debt the interest on which is Tax-exempt under Section 103(a) of the Code. Neither the SmartFinancial Parties nor any of their Subsidiaries have participated in or cooperated with an international boycott within the meaning of Section 999 of the Code. Neither SmartFinancial nor SmartBank, nor any of their Subsidiaries, has a “permanent establishment” within the meaning of any applicable Tax law in any foreign jurisdiction, nor is SmartFinancial or SmartBank, or any of their Subsidiaries, required to file any Tax Returns in any foreign jurisdiction. No Subsidiary of SmartFinancial or SmartBank which is not a “United States Person” within the meaning of Section 7701(a)(30) of the Code has a permanent establishment within the United States or derives any income effectively connected with the conduct of a trade or business within the United States.

(x) Set forth on Schedule 5.2(o)(x) of the SmartFinancial Disclosure Memorandum is a true, correct, and complete list of (i) all Tax abatement, Tax reduction, Tax credit, and similar agreements or programs to which the SmartFinancial Parties or their Subsidiaries are parties or in which the SmartFinancial Parties or their Subsidiaries participate and (ii) the amount of each Tax abatement, Tax reduction, Tax credit, or similar benefit that the SmartFinancial Parties or their Subsidiaries have received as of the date hereof and the period(s) to which each such Tax abatement, Tax reduction, Tax credit, or similar benefit applied. The consummation of the transactions contemplated by this Agreement will not result in any recoupment, claw-back, or decrease in any such Tax abatement, Tax reduction, Tax credit, or similar benefit.

(xi) For purposes of this Section 5.2(o), (A) references to SmartFinancial shall be deemed to include any predecessor to SmartFinancial, any Person which merged or was liquidated with or into SmartFinancial, any direct or indirect Subsidiary of SmartFinancial, and any Person from which SmartFinancial has incurred any liability for Taxes as a result of transferee liability and (B) references to SmartBank shall be deemed to include any predecessor to SmartBank, any Person which merged or was liquidated with or into SmartBank, any direct or indirect Subsidiary of SmartBank, and any Person from which SmartBank has incurred any liability for Taxes as a result of transferee liability.

(p) Material Contracts.

(i) Set forth on Schedule 5.2(p)(i) of the SmartFinancial Disclosure Memorandum is a true, correct, and complete list of the following Contracts to which SmartFinancial or SmartBank, or any of their Subsidiaries, is a party, by which SmartFinancial or SmartBank, or any of their Subsidiaries, is bound, or to which SmartFinancial or SmartBank, or any of their Subsidiaries, or any of the properties or assets of SmartFinancial or SmartBank, or any of their Subsidiaries, are subject (collectively, the “SmartFinancial Material Contracts”):

(A) Any Contract that involves, or could reasonably be expected to involve, annual receipts or disbursements of $25,000 or more;

(B) Any Contract that requires SmartFinancial or SmartBank, or any of their Subsidiaries, to purchase all of its requirements for a given product, good, or service from a given Person;

(C) Any Contract that provides for the indemnification by SmartFinancial or SmartBank, or any of their Subsidiaries, of any Person, or the express assumption by SmartFinancial or SmartBank, or any of their Subsidiaries, of any Tax, environmental, or other liability or obligation (whether accrued, contingent, absolute, or otherwise) of any Person;

(D) Any Contract relating to the disposition or acquisition, directly or indirectly (by merger or otherwise), by SmartFinancial or SmartBank, or any of their Subsidiaries, after the date of this Agreement of properties, assets, or securities with a fair market value of $25,000 or more;

(E) Any employment agreement, consulting agreement, severance agreement, change of control agreement, bonus agreement, deferred compensation agreement, non-competition agreement, non-solicitation agreement, confidentiality or non-disclosure agreement, or other Contract with any current or former director, officer, employee, or consultant of or to SmartFinancial or SmartBank, or any of their Subsidiaries;

(F) Any Contract not disclosed under Section 5.2(p)(i)(E) with or for the benefit of any shareholder, director, officer, employee, or Affiliate of SmartFinancial or SmartBank or any of their Subsidiaries, or any Affiliate of or member of the immediate family of any such Person;

(G) Any Contract that limits or purports to limit the right of SmartFinancial or SmartBank, or any of their Subsidiaries (or, at any time after the consummation of the Merger, Bancshares or Cornerstone or any of their Subsidiaries), to engage in any line of business, compete with any Person, or operate in any geographic location;

(H) Any partnership, joint venture, limited liability company, or similar Contract;

(I) Any Contact with respect to the occupancy, management, lease, or operation of real property;

(J) Any data processing or information technology Contract;

(K) Any Contract that grants to any Person any right of first refusal, right of first offer, or similar right with respect to any assets, rights, properties, or securities of SmartFinancial or SmartBank, or any of their Subsidiaries;

(L) Any Contract that relates to indebtedness of or borrowings of money by SmartFinancial or SmartBank, or any of their Subsidiaries, in excess of $25,000 (other than Federal Home Loan Bank borrowings and repurchase agreements with customers entered into in the ordinary course of business);

(M) Any Contract relating to the acquisition, transfer, or issuance of, or affecting or dealing with, any securities of SmartFinancial or SmartBank or any of their Subsidiaries, including without limitation any voting, shareholders, or underwriting agreement; and

(N) Any other Contract not previously disclosed that is material to SmartFinancial or SmartBank, or any of their Subsidiaries, or the business, operations, or financial condition of SmartFinancial or SmartBank, or any of their Subsidiaries.

(ii) A true, correct, and complete copy (or, in the case of any oral Contract, a complete and accurate written description) of each SmartFinancial Material Contract, as amended through the date of this Agreement, has been previously provided or made available to the Cornerstone Parties. Each of the SmartFinancial Material Contracts is in full force and effect and is a valid and binding obligation of SmartFinancial or SmartBank, or their Subsidiaries, as applicable, and each of the other parties thereto, enforceable against SmartFinancial or SmartBank, or their Subsidiaries, as applicable, and each of the other parties thereto in accordance with its terms. SmartFinancial and SmartBank and their Subsidiaries have performed all duties and obligations required to be performed by them under each SmartFinancial Material Contract. Neither SmartFinancial nor SmartBank, nor any of their Subsidiaries, nor any other party thereto, is in breach or violation of or default under any SmartFinancial Material Contact, and to the Knowledge of the SmartFinancial Parties there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a breach, violation, or default. No event has occurred and no circumstance or condition exists that, with or without notice or lapse of time or both, gives any Person, or will or could give any Person, (A) the right to declare a breach or default or exercise any remedy under any SmartFinancial Material Contract, (B) the right to accelerate the maturity of or performance under any SmartFinancial Material Contract, or (C) the right to cancel, terminate, or modify any SmartFinancial Material Contract.

(iii) Except as set forth on Schedule 5.2(p)(iii) of the SmartFinancial Disclosure Memorandum, (A) no consents, approvals, waivers, or notices are required to be obtained, given, or delivered pursuant to the terms and conditions of any SmartFinancial Material Contract as a result of the SmartFinancial Parties’ execution, delivery, or performance of this Agreement or the consummation of the transactions contemplated hereby and (B) assuming the consents, approvals, and notices referred to in clause (A) are obtained, given, and delivered, neither the SmartFinancial Parties’ execution, delivery, or performance of this Agreement nor the consummation of the transactions contemplated hereby will result in any Person having the right to declare a breach or default or exercise any remedy under any SmartFinancial Material Contract; accelerate the maturity of or performance under any SmartFinancial Material Contract; or cancel, terminate, or modify any SmartFinancial Material Contract.

(q) Intellectual Property; Information Technology Systems.

(i) Set forth on Schedule 5.2(q)(i) of the SmartFinancial Disclosure Memorandum is a true, correct, and complete list, and where appropriate a description, of all of the Intellectual Property owned, leased, or licensed by SmartFinancial or SmartBank or any of their Subsidiaries, or used by SmartFinancial or SmartBank or any of their Subsidiaries in the conduct of their respective businesses (collectively, the “SmartFinancial Intellectual Property”). All required filings and fees related to SmartFinancial Intellectual Property registrations have been timely filed with and paid to the relevant Governmental Entities and authorized registrars, and all SmartFinancial Intellectual Property registrations are in good standing.

(ii) Set forth on Schedule 5.2(q)(ii) of the SmartFinancial Disclosure Memorandum is a true, correct, and complete list of all licenses and other Contracts relating to or affecting the SmartFinancial Intellectual Property. There is no breach or default or alleged breach or default, or state of facts or circumstances which with notice or lapse of time or both would constitute a breach or default, on the part of any party to any such license or other Contract in the performance of any obligation to be performed, paid, or observed by any party under or pursuant to any such license or other Contract. The SmartFinancial Parties have previously provided or made available to the Cornerstone Parties true, correct, and complete copies (or, in the case of any oral Contract, a complete and accurate written description) of the above-mentioned licenses and other Contracts, including all modifications, amendments, and supplements thereto and waivers thereunder.

(iii) SmartFinancial or SmartBank, or one of their Subsidiaries, is the sole and exclusive owner of all of the SmartFinancial Intellectual Property not leased or licensed to SmartFinancial or SmartBank or one of their Subsidiaries, free and clear of any Liens, and, with respect to any SmartFinancial Intellectual Property leased or licensed to SmartFinancial or SmartBank or one of their Subsidiaries, has a valid and enforceable lease, license, or other right to use such SmartFinancial Intellectual Property, and except as set forth on Schedule 5.2(q)(iii) of the SmartFinancial Disclosure Memorandum, no leases, licenses, or other rights have been granted by SmartFinancial or SmartBank, or their Subsidiaries, to third Persons with respect to any such SmartFinancial Intellectual Property. SmartFinancial and SmartBank and their Subsidiaries own or possess all requisite rights to use all of the SmartFinancial Intellectual Property required or necessary for the conduct of the business of SmartFinancial and SmartBank and their Subsidiaries as presently conducted, without any conflict with the rights of others or any known use by others which conflicts with the rights of SmartFinancial or SmartBank or any of their Subsidiaries. Neither SmartFinancial nor SmartBank, nor any of their Subsidiaries, owes any royalties, honoraria, or fees to any Person by reason of the use by SmartFinancial or SmartBank, or any of their Subsidiaries, of any of the SmartFinancial Intellectual Property. Neither SmartFinancial nor SmartBank, nor any of their Subsidiaries, has received notice of, and to the Knowledge of the SmartFinancial Parties there is no basis for, any claimed conflict with respect to any of the SmartFinancial Intellectual Property or any claim against SmartFinancial or SmartBank or any of their Subsidiaries that their respective operations, activities, products, publications, goods, or services infringe upon any patent, trademark, trade name, copyright, or other intellectual property or proprietary right of a third party, or that SmartFinancial or SmartBank or any of their Subsidiaries is illegally or otherwise impermissibly using any patent, trademark, trade name, copyright, trade secret, or other intellectual property or proprietary right of others, nor has there been any claim or assertion that any of the SmartFinancial Intellectual Property is invalid or defective in any way.

(iv) Set forth on Schedule 5.2(q)(iv) of the SmartFinancial Disclosure Memorandum is a true, correct, and complete list of all consents, waivers, authorizations, and approvals with respect to or involving the SmartFinancial Intellectual Property that must be obtained, and all filings that must be made and all other actions that must be taken in respect of the SmartFinancial Intellectual Property, in connection with the Parties’ execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement.

(v) To the Knowledge of the SmartFinancial Parties, all information technology and computer systems (including software, information technology and telecommunications hardware, and other equipment) relating to or for the transmission, storage, maintenance, organization, presentation, generation, processing, or analysis of data and information, whether or not in electronic format, necessary for or used in the conduct of the businesses of the SmartFinancial Parties and their Subsidiaries (collectively, the “SmartFinancial IT Systems”) have been properly maintained by technically competent personnel, in accordance with standards set by manufacturers or otherwise in accordance with standards in the industry, to ensure proper operation, monitoring, and use. The SmartFinancial IT Systems are in good working condition to effectively perform all information technology (including data processing) operations necessary to conduct business as currently conducted. Since June 30, 2011, neither SmartFinancial nor SmartBank, nor any of their Subsidiaries, has experienced any material disruption to, or material interruption in, its conduct of its business attributable to a defect, bug, breakdown, or other failure or deficiency in or of the SmartFinancial IT Systems. The SmartFinancial Parties and their Subsidiaries have taken reasonable measures to provide for the back-up and recovery of the data and information necessary for the conduct of their respective businesses (including such data and information that is stored on magnetic or optical media in the ordinary course) without material disruption to, or material interruption in, the conduct of their respective businesses. Neither SmartFinancial nor SmartBank, nor any of their Subsidiaries, is in breach of or default under any Contract relating to any of the SmartFinancial IT Systems.

(r) Labor Matters.

(i) The SmartFinancial Parties and their Subsidiaries are in compliance in all material respects with all applicable Laws respecting employment, retention of independent contractors, employment practices, terms and conditions of employment, and wages and hours. Neither SmartFinancial nor SmartBank, nor any of their Subsidiaries, is subject to any employment-related grievance pending in or before any Governmental Entity, including without limitation the Equal Employment Opportunity Commission, the Tennessee Human Rights Commission, and the United States Department of Labor, and there are no facts or circumstances that could result in any such grievance. Neither SmartFinancial nor SmartBank, nor any of their Subsidiaries, is or has ever been a party to, or is or has ever been bound by, any collective bargaining agreement or contract or other agreement or understanding with a labor union or labor organization with respect to its employees, nor is SmartFinancial or SmartBank, or any of their Subsidiaries, the subject of any proceeding in which it is asserted that SmartFinancial or SmartBank, or any of their Subsidiaries, has committed an unfair labor practice or seeking to compel SmartFinancial or SmartBank, or any of their Subsidiaries, to bargain with any labor organization as to wages and conditions of employment, nor, to the Knowledge of the SmartFinancial Parties, has any such proceeding been threatened, nor is there any strike, labor dispute, or organizational effort involving SmartFinancial or SmartBank, or any of their Subsidiaries, pending or, to the Knowledge of the SmartFinancial Parties, threatened.

(ii) Set forth on Schedule 5.2(r)(ii) of the SmartFinancial Disclosure Memorandum is (A) a true, correct, and complete list of all employees (including any leased or temporary employees) of the SmartFinancial Parties and their Subsidiaries; (B) each such employee’s current rate of compensation; and (C) each such employee’s date of hire and accrued vacation, sick leave, and personal leave, as applicable. Set forth or identified on Schedule 5.2(r)(ii) of the SmartFinancial Disclosure Memorandum are the names of any employees of the SmartFinancial Parties or any of their Subsidiaries who are absent from work due to a leave of absence (including without limitation in accordance with the requirements of the Family and Medical Leave Act or the Uniformed Services Employment and Reemployment Rights Act) or a work-related injury, or who are receiving workers’ compensation or disability compensation. There are no unpaid wages, salaries, bonuses, commissions, or other amounts owed to any employee of SmartFinancial or SmartBank or any of their Subsidiaries.

(iii) To the Knowledge of the SmartFinancial Parties, no director, officer, employee, independent contractor, or consultant of or to SmartFinancial or SmartBank, or any of their Subsidiaries, is a party to or is otherwise bound by any Contract, including without limitation any confidentiality, non-competition, non-solicitation, or proprietary rights agreement, that could adversely affect the ability of SmartFinancial or SmartBank, or any of their Subsidiaries, to conduct its business as currently conducted.

(iv) Neither SmartFinancial nor SmartBank, nor any of their Subsidiaries, has classified any Person as an “independent contractor” or any similar status who, under applicable Law or the provisions of any SmartFinancial Benefit Plan (as defined below), should have been classified as an employee. Neither SmartFinancial nor SmartBank, nor any of their Subsidiaries, has any liability for improperly excluding any Person who provides or provided services to SmartFinancial or SmartBank, or any of their Subsidiaries, in any capacity from participating in any SmartFinancial Benefit Plan.

(v) None of the officers or employees of SmartFinancial or SmartBank (or any of their Subsidiaries) have informed SmartFinancial or SmartBank (or their Subsidiaries) of their intent, and the SmartFinancial Parties do not have Knowledge that any of the officers or employees of SmartFinancial or SmartBank (or any of their Subsidiaries) have an intention, to terminate their employment relationship with SmartFinancial or SmartBank (or their Subsidiaries) during the next 12 months.

(vi) There is no pending or, to the Knowledge of the SmartFinancial Parties, threatened suit, action, claim, or legal, administrative, arbitration, or other proceeding by or on behalf of any current or former employee of SmartFinancial or SmartBank or any of their Subsidiaries, including without limitation any suit, action, claim, or legal, administrative, arbitration, or other proceeding alleging noncompliance with applicable Laws respecting employment, employment practices, or terms and conditions of employment, but excluding workers’ compensation matters, and there are no facts or circumstances that could reasonably be expected to give rise to any such suit, action, claim, or legal, administrative, arbitration, or other proceeding.

(s) Benefit Plans.

(i) Set forth on Schedule 5.2(s)(i) of the SmartFinancial Disclosure Memorandum is a true, correct, and complete list of all pension, retirement, stock option, stock purchase, stock ownership, savings, stock appreciation right, profit sharing, deferred compensation, consulting, bonus, group insurance, severance, change of control, fringe benefit, incentive, cafeteria or Code Section 125, welfare, and other benefit plans, contracts, agreements, and arrangements, including without limitation “employee benefit plans” as defined in Section 3(3) of ERISA, incentive and welfare policies, contracts, plans, and arrangements, including split dollar life insurance arrangements, and all trust agreements and funding arrangements related thereto, which are or have been maintained by, contributed to (or required to be contributed to), or sponsored by SmartFinancial or SmartBank or an ERISA Affiliate with respect to any present or former directors, officers, or employees of SmartFinancial or SmartBank or any of their Subsidiaries (herein referred to collectively as the “SmartFinancial Benefit Plans”), including any and all plans or policies offered to employees of SmartFinancial or SmartBank, or any of their Subsidiaries, with respect to which SmartFinancial or SmartBank or an ERISA Affiliate has claimed or is claiming the safe harbor for “voluntary plans” under ERISA for group and group-type insurance arrangements (“SmartFinancial Voluntary Plans”). The SmartFinancial Parties have previously delivered or made available to the Cornerstone Parties true, correct, and complete copies of all plans, contracts, agreements, arrangements, and other documents referenced in Schedule 5.2(s)(i) of the SmartFinancial Disclosure Memorandum, along with, where applicable, copies of the IRS Form 5500 for the most recently completed year. There has been no announcement or commitment by SmartFinancial or SmartBank, or any of their Subsidiaries, to create any additional SmartFinancial Benefit Plan, to amend any SmartFinancial Benefit Plan (except for amendments required by applicable Law which do not materially increase the cost of such SmartFinancial Benefit Plan), or to terminate any SmartFinancial Benefit Plan. Each SmartFinancial Benefit Plan that provides for the payment of “deferred compensation,” including any employment agreement between SmartFinancial or SmartBank, or any of their Subsidiaries, and any employee, complies in all material respects with Section 409A of the Code.

(ii) There is no pending, threatened, or suspected claim, litigation, action, administrative action, suit, audit, arbitration, mediation, or other proceeding relating to any SmartFinancial Benefit Plan. All of the SmartFinancial Benefit Plans comply in all material respects with applicable requirements of ERISA and the Code and other applicable Laws (including without limitation the portability, privacy, and security provisions of the Health Insurance Portability and Accountability Act of 1996; the Patient Protection and Affordable Care Act of 2009; the coverage continuation requirements of Title X of the Consolidated Omnibus Budget Reconciliation Act of 1985; the Family and Medical Leave Act; the Mental Health Parity Act of 1996; the Mental Health Parity and Addiction Equity Act of 2008; the Uniformed Services Employment and Reemployment Rights Act; the Newborns’ and Mothers’ Health Protection Act of 1996; the Women’s Health and Cancer Rights Act; and the Genetic Information Nondiscrimination Act of 2008), and have been established, maintained, and administered in compliance, in all material respects, with all applicable requirements of ERISA and the Code and other applicable Laws and the terms and provisions of all documents, contracts, or agreements establishing the SmartFinancial Benefit Plans or pursuant to which they are maintained or administered. No audit of any SmartFinancial Benefit Plan by the IRS or the United States Department of Labor is ongoing or threatened or was ongoing, threatened, or closed since June 30, 2011. There has occurred no “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the Code) with respect to any SmartFinancial Benefit Plan that is likely to result in, or has already resulted in, the imposition of any penalties or Taxes upon SmartFinancial or SmartBank, or any of their Subsidiaries, under Section 502(i) of ERISA or Section 4975 of the Code.

(iii) No liability to the Pension Benefit Guaranty Corporation has been, or is expected by the SmartFinancial Parties or their Subsidiaries to be, incurred with respect to any SmartFinancial Benefit Plan that is subject to Title IV of ERISA (a “SmartFinancial Pension Plan”), or with respect to any “single-employer plan” (as defined in Section 4001(a) of ERISA) currently or formerly maintained by SmartFinancial or SmartBank or any ERISA Affiliate. No SmartFinancial Pension Plan had an “accumulated funding deficiency” (as defined in Section 302 of ERISA), whether or not waived, as of the last day of the end of the most recent plan year ending prior to the date hereof; the fair market value of the assets of each SmartFinancial Pension Plan exceeds the present value of the “benefit liabilities” (as defined in Section 4001(a)(16) of ERISA) under such SmartFinancial Pension Plan as of the end of the most recent plan year ending prior to the date hereof, calculated on the basis of the actuarial assumptions used in the most recent actuarial valuation for such SmartFinancial Pension Plan as of the date hereof; and no notice of a “reportable event” (as defined in Section 4043 of ERISA) for which the 30-day reporting requirement has not been waived has been required to be filed for any SmartFinancial Pension Plan within the 12-month period ending on the date hereof. Neither SmartFinancial nor SmartBank, nor any of their Subsidiaries, has provided, or is required to provide, security to any SmartFinancial Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code. Neither SmartFinancial nor SmartBank, nor any of their Subsidiaries or any ERISA Affiliate, has contributed to or been obligated to contribute to any “multiemployer plan,” as defined in Section 3(37) of ERISA.

(iv) Each SmartFinancial Benefit Plan that is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) and which is intended to be qualified under Section 401(a) of the Code (a “SmartFinancial Qualified Plan”) has received a current favorable determination letter from the IRS (or, in the case of an IRS pre-approved plan, the pre-approved plan has a current IRS opinion or advisory letter upon which the SmartFinancial Parties are entitled to rely under applicable IRS guidance), and to the Knowledge of the SmartFinancial Parties there are no facts or circumstances that could result in the revocation of any such favorable determination letter. Each SmartFinancial Qualified Plan that is an “employee stock ownership plan” (as defined in Section 4975(e)(7) of the Code) has satisfied all of the applicable requirements of Sections 409 and 4975(e)(7) of the Code and the regulations thereunder in all material respects, and any assets of any such SmartFinancial Qualified Plan that, as of the end of the most recent plan year, are not allocated to participants’ individual accounts are pledged as security for, and may be applied to satisfy, any securities acquisition indebtedness.

(v) Neither SmartFinancial nor SmartBank, nor any of their Subsidiaries, has any obligations for post-retirement or post-employment benefits under any SmartFinancial Benefit Plan that cannot be amended or terminated upon 60 days or less notice without incurring any liability thereunder, except for coverage required by Part 6 of Title I of ERISA or Section 4980B of the Code or similar state Laws, the cost of which is borne by the insured individuals.

(vi) All contributions and payments (both employer and employee) required to be made with respect to any SmartFinancial Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable (both employer and employee) with respect to insurance policies funding any SmartFinancial Benefit Plan, for any period through the date hereof have been timely made or paid in full by the applicable due date, with extensions, or to the extent not required to be made or paid on or before the date hereof, have been fully reflected or reserved against in the Interim SmartFinancial Financials to the extent required by GAAP or regulatory accounting requirements. Each SmartFinancial Benefit Plan that is an employee welfare benefit plan under Section 3(1) of ERISA either (A) is funded through an insurance company contract and is not a “welfare benefit fund” within the meaning of Section 419 of the Code or (B) is unfunded. Any unfunded SmartFinancial Benefit Plan pays benefits solely from the general assets of SmartFinancial or SmartBank, or their applicable Subsidiary, for which arrangement the establishment of a trust under ERISA is not required. All unfunded benefits for which claims have been filed under a SmartFinancial Benefit Plan have been or are being processed for payment or otherwise adjudicated in accordance with the terms of the applicable SmartFinancial Benefit Plan and paid (to the extent payment is due), or will be paid, within the customary, normal, and routine claims processing and payment time frames followed by the SmartFinancial Benefit Plan and as required by ERISA. No unfunded SmartFinancial Benefit Plan is delinquent in the payment of benefits, and neither SmartFinancial nor SmartBank, nor any of their Subsidiaries, is delinquent in making its required contributions to any such unfunded SmartFinancial Benefit Plan so that the SmartFinancial Benefit Plan can pay benefits on a timely basis.

(vii) All required reports, notice, disclosures, and descriptions (including without limitation Form 5500 annual reports and required attachments, Forms 1099-R, summary annual reports, Forms PBGC-1, and summary plan descriptions) have been filed or distributed in accordance with applicable Law with respect to each SmartFinancial Benefit Plan. All required Tax filings with respect to each SmartFinancial Benefit Plan have been made, and any Taxes due in connection with such filings have been paid. Since June 30, 2011, neither SmartFinancial nor SmartBank, nor any of their Subsidiaries, has filed or been required to file with the IRS a Form 8928 in order to self-report any health plan violations which are subject to excise taxes under applicable provisions of the Code, and to the Knowledge of the SmartFinancial Parties there are no facts or circumstances that could reasonably be expected to result in SmartFinancial or SmartBank, or any of their Subsidiaries, being required by the Code to file any such Form 8928.

(viii) Except as set forth on Schedule 5.2(s)(viii) of the SmartFinancial Disclosure Memorandum, neither SmartFinancial nor SmartBank, nor any of their Subsidiaries, is a party to or bound by any Contract (including without limitation any severance, change of control, or employment agreement) that will, as a result or consequence of the execution or delivery of this Agreement, shareholder approval of this Agreement or the transactions contemplated hereby, or the consummation of the transactions, including the Merger, contemplated hereby, either alone or in connection with any other event, (A) entitle any current or former director, officer, employee, or independent contractor of SmartFinancial or SmartBank, or of any of their Subsidiaries, to severance pay or change of control or other benefits, or any increase in severance pay or other benefits, upon any termination of employment or of such Contract after the date hereof, (B) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable under, or trigger any withdrawal liability under or any other material obligation pursuant to, any of the SmartFinancial Benefit Plans, (C) result in any breach or violation of, or a default under, any of the SmartFinancial Benefit Plans, or (D) result in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code.

(ix) Persons being provided coverage in or under each SmartFinancial Benefit Plan are described in such SmartFinancial Benefit Plan as being eligible for coverage under such SmartFinancial Benefit Plan, and neither SmartFinancial nor SmartBank, nor any of their Subsidiaries, has any liability for improperly including any Person as a participant in any SmartFinancial Benefit Plan in which such Person is or was not eligible for coverage.

(x) All of the SmartFinancial Benefit Plans are nondiscriminatory with respect to eligibility and benefits under applicable provisions of the Code and other Laws.

(xi) All SmartFinancial Voluntary Plans satisfy the regulatory safe arbor requirements provided by ERISA in order for such SmartFinancial Voluntary Plans to be considered not to be or to have been established, sponsored, or maintained by SmartFinancial or SmartBank or any of their Subsidiaries and not to constitute an “employee benefit plan” subject to ERISA.

(t) Properties.

(i) Set forth on Schedule 5.2(t)(i) of the SmartFinancial Disclosure Memorandum is a true, correct, and complete list of all real property owned or leased by SmartFinancial or SmartBank, or any of their Subsidiaries, as of the date of this Agreement (including without limitation property carried on the books of SmartBank as “Other Real Estate Owned”). SmartFinancial and SmartBank and each of their Subsidiaries have good and marketable title to all real property owned by them (including any property acquired in a judicial foreclosure proceeding or by way of a deed in lieu of foreclosure or similar transfer), in each case free and clear of any and all Liens, except Liens for current Taxes and assessments not yet due and payable for which adequate reserves have been established. Each lease pursuant to which SmartFinancial or SmartBank or any of their Subsidiaries leases real property is valid and binding and in full force and effect, and neither SmartFinancial nor SmartBank nor any of their Subsidiaries, nor any other party to any such lease, is in breach or default under or in violation of any provision of any such lease. The SmartFinancial Parties have previously delivered or made available to the Cornerstone Parties a true, correct, and complete copy of each such lease, including any amendments thereto. All real property owned or leased by SmartFinancial or SmartBank, or any of their Subsidiaries, is in good condition (normal wear and tear excepted), conforms with all applicable ordinances, regulations, and zoning and other Laws, and is reasonably considered by the SmartFinancial Parties to be adequate for the current business of the SmartFinancial Parties and their Subsidiaries. None of the buildings, structures, or other improvements located on any real property owned or leased by SmartFinancial or SmartBank, or any of their Subsidiaries, encroaches upon or over any adjoining parcel of real estate or any easement or right-of-way.

(ii) None of the real property owned or leased by SmartFinancial or SmartBank, or any of their Subsidiaries, nor any building, structure, fixture, or improvement thereon, is the subject of, or affected by, any condemnation, taking, eminent domain, or inverse condemnation proceeding currently instituted or pending, and the SmartFinancial Parties have no Knowledge that any of such real property, or any such building, structure, fixture, or improvement, will or may the subject of, or affected by, any such proceeding. Neither SmartFinancial nor SmartBank, nor any of their Subsidiaries, has experienced any restriction in access to or from public roads or any restriction in access to any utilities, including water, sewer, gas, electric, telephone, drainage, and other utilities used by SmartFinancial or SmartBank or any of their Subsidiaries in the operation of their business as presently conducted; there is no pending or, to the Knowledge of the SmartFinancial Parties, threatened governmental action that could prohibit or interfere with such access; and, to the Knowledge of the SmartFinancial Parties, no fact or condition exists which, with the passage of time or the giving of notice or both, may result in the termination, reduction, or impairment of such access.

(iii) SmartFinancial and SmartBank and their Subsidiaries have good and marketable title to all personal property owned by them, in each case free and clear of any and all Liens. Each lease pursuant to which SmartFinancial or SmartBank, or any of their Subsidiaries, leases, as lessee, personal property is valid and binding and in full force and effect, and neither SmartFinancial nor SmartBank, nor any of their Subsidiaries, nor any other party to any such lease, is in default under or in breach or violation of any provision of any such lease. The personal property owned or leased by SmartFinancial and SmartBank and their Subsidiaries is in good condition, normal wear and tear excepted, and is sufficient for the carrying on of the business of SmartFinancial and SmartBank and their Subsidiaries in the ordinary course consist with past practice.

(u) Environmental Matters.

(i) Each of the properties of SmartFinancial and SmartBank and their Subsidiaries, the SmartFinancial Participation Facilities, and to the Knowledge of the SmartFinancial Parties the SmartFinancial Loan Properties are, and, as applicable, have been during the period of SmartFinancial’s or SmartBank’s, or their Subsidiaries’, ownership or operation thereof, in compliance with all Environmental Laws. There is no suit, claim, action, demand, executive or administrative order, directive, investigation, or proceeding pending or, to the Knowledge of the SmartFinancial Parties, threatened against SmartFinancial or SmartBank, or any of their Subsidiaries, or any SmartFinancial Participation Facility (A) for alleged noncompliance (including by any predecessor) with or liability under any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at or on a site owned, leased, or operated by SmartFinancial or SmartBank, or any of their Subsidiaries, or any SmartFinancial Participation Facility. To the Knowledge of the SmartFinancial Parties, there is no suit, claim, action, demand, executive or administrative order, directive, investigation, or proceeding pending or threatened against or relating to any SmartFinancial Loan Property (or SmartFinancial or SmartBank, or any of their Subsidiaries, in respect of any SmartFinancial Loan Property) and (A) relating to alleged noncompliance (including by any predecessor) with or liability under any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at or on a SmartFinancial Loan Property. Neither SmartFinancial nor SmartBank, nor any of their Subsidiaries, has received any notice, demand letter, executive or administrative order, directive, or request for information from any Governmental Entity or other third party indicating that it may be in violation of or have any liability under any Environmental Law.

(ii) Except as set forth on Schedule 5.2(u)(ii) of the SmartFinancial Disclosure Memorandum, there are no underground storage tanks at or on any properties owned or operated by SmartFinancial or SmartBank, or any of their Subsidiaries, or any SmartFinancial Participation Facility, and neither SmartFinancial nor SmartBank nor any of their Subsidiaries, nor to the Knowledge of the SmartFinancial Parties any other Person, has closed or removed any underground storage tank on or from any property owned or operated by SmartFinancial or SmartBank, or any of their Subsidiaries, or any SmartFinancial Participation Facility.

(iii) During the period of (A) the SmartFinancial Parties’ and their Subsidiaries’ ownership or operation of their respective properties and (B) the SmartFinancial Parties’ or their Subsidiaries’ participation in the management of any SmartFinancial Participation Facility, there has been no contamination by or release of Hazardous Materials in, on, under, or affecting such properties, except for releases of Hazardous Materials, individually or in the aggregate, in quantities below the level at which they were regulated under any Environmental Law in effect at the time of such release(s). To the Knowledge of the SmartFinancial Parties, prior to the period of (A) the SmartFinancial Parties’ or their Subsidiaries’ ownership or operation of any of their respective properties or (B) the SmartFinancial Parties’ or their Subsidiaries’ participation in the management of any SmartFinancial Participation Facility, there was no contamination by or release of Hazardous Material in, on, under, or affecting such properties, except for releases of Hazardous Materials, individually or in the aggregate, in quantities below the level at which they were regulated under any Environmental Law in effect at the time of such release(s).

(iv) The SmartFinancial Parties and their Subsidiaries have all permits, licenses, consents, orders, authorizations, and approvals required by the Environmental Laws for the use and occupancy of, and for all operations and activities conducted on, any properties owned, leased, operated, or occupied by the SmartFinancial Parties or their Subsidiaries, and the SmartFinancial Parties and their Subsidiaries are in compliance in all material respects with all such permits, licenses, consents, orders, authorizations, and approvals. All such permits, licenses, consents, orders, authorizations, and approvals were duly issued, are in full force and effect, and will remain in full force and effect as of and after the Effective Time.

(v) Fairness Opinion.  The board of directors of SmartFinancial has received from Hovde Group, LLC an opinion to the effect that, as of the date of such opinion and subject to the assumptions and qualifications set forth therein, the Exchange Ratio is fair from a financial point of view to the holders of SmartFinancial Common Stock.

(w) Broker Fees.  Except as set forth on Schedule 5.2(w) of the SmartFinancial Disclosure Memorandum, neither SmartFinancial nor SmartBank, nor any of their Subsidiaries, nor any of their respective officers, directors, employees, or agents, has employed any broker, investment banker, or finder or incurred any liability (whether contingent or otherwise) for any financial advisory, investment banking, brokerage, or finder’s fees, commissions, or expenses, and no broker, investment banker, or finder has acted directly or indirectly for or on behalf of SmartFinancial or SmartBank or any of their Subsidiaries, in connection with this Agreement or the transactions contemplated hereby.

(x) Loan Matters.

(i) All Loans held by SmartFinancial or SmartBank or any of their Subsidiaries were made for good, valuable, and adequate consideration in the ordinary course of business and in accordance with sound banking practices, and none of such Loans are subject to any defenses, setoffs, or counterclaims, including without limitation any of such as are afforded by usury or truth in lending Laws, except, however, such as may be provided by bankruptcy, insolvency, or similar Laws or by general principles of equity. The promissory notes or other evidences of indebtedness evidencing such Loans and all pledges, mortgages, deeds of trust, and other collateral documents and security agreements related thereto are legal, valid, binding, and enforceable.

(ii) Except as set forth on Schedule 5.2(x)(ii) of the SmartFinancial Disclosure Memorandum, neither the terms of any Loan held, originated, made, administered, or serviced by SmartFinancial or SmartBank or any of their Subsidiaries, any of the documentation for any such Loan, the manner in which any such Loan has been administered or serviced, nor SmartFinancial’s or SmartBank’s or their Subsidiaries’ practices of approving or rejecting Loan applications violate any Law applicable thereto, including without limitation the Truth in Lending Act, Regulation B, Regulation O, and Regulation Z of the Federal Reserve, the CRA, the Equal Credit Opportunity Act, and any state Laws relating to consumer protection, installment sales, and usury.

(iii) The SmartFinancial Parties’ allowance for loan and lease losses is, and shall be as of the Effective Time, in compliance with their existing methodology for determining the adequacy of their allowance for loan and lease losses as well as the standards established by applicable Governmental Entities and the Financial Accounting Standards Board, and is and shall be adequate under all such standards.

(iv) Except as set forth on Schedule 5.2(x)(iv) of the SmartFinancial Disclosure Memorandum, none of the Contracts pursuant to which SmartFinancial or SmartBank or any of their Subsidiaries has sold Loans or pools of Loans, or participations in Loans or pools of Loans, contain any liability or obligation on the part of SmartFinancial or SmartBank or any of their Subsidiaries to repurchase such Loans or interests therein.

(v) Set forth on Schedule 5.2(x)(v) of the SmartFinancial Disclosure Memorandum is a true, correct, and complete list of all Loans, as of the date hereof, by SmartFinancial or SmartBank or any of their Subsidiaries to any director, executive officer, or principal shareholder (as such terms are defined in Regulation O of the Federal Reserve (12 C.F.R. Part 215)) of SmartFinancial or SmartBank or any of their Subsidiaries. All such Loans are, and were originated, in compliance with all applicable Laws.

(vi) Set forth on Schedule 5.2(x)(vi) of the SmartFinancial Disclosure Memorandum is a true, correct, and complete listing, as of November 30, 2014, by account of: (A) each borrower, customer, or other Person who has notified SmartFinancial or SmartBank or any of their Subsidiaries during the past 12 months of, or has asserted against SmartFinancial or SmartBank or any of their Subsidiaries, any “lender liability” or similar claim; and (B) all Loans of SmartFinancial and SmartBank and their Subsidiaries (1) that are contractually past due 90 days or more in the payment of principal and/or interest, (2) that are on non-accrual status, (3) that are classified as “special mention,” “substandard,” “doubtful,” “loss,” or words of similar import, (4) where the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the origination of the Loans due to concerns regarding the borrowers’ ability to pay in accordance with the Loans’ original terms, or (5) where a specific reserve allocation exists in connection therewith; and (C) all assets classified by SmartFinancial or SmartBank or any of their Subsidiaries as real estate acquired through foreclosure or in lieu of foreclosure, including in-substance foreclosures, and all other assets currently held that were acquired through foreclosure or in lieu of foreclosure, in each case including the book value thereof as of November 30, 2014.

(y) Material Interests of Certain Persons.  Except for deposit and loan relationships entered into in the ordinary course of business and as otherwise set forth on Schedule 5.2(y) of the SmartFinancial Disclosure Memorandum, no current or former officer or director of SmartFinancial or SmartBank or any of their Subsidiaries, or any family member or Affiliate of any such Person, has any material direct or indirect interest in any Contract or property, real or personal, tangible or intangible, of, used in or pertaining to the business of, or owned or leased by SmartFinancial or SmartBank or any of their Subsidiaries.

(z) Insurance.  Set forth on Schedule 5.2(z) of the SmartFinancial Disclosure Memorandum is a true, correct, and complete list of all policies of insurance currently held or maintained by or providing coverage for SmartFinancial or SmartBank or any of their Subsidiaries, including without limitation bank-owned life insurance (collectively, the “SmartFinancial Insurance Policies”), including for each such SmartFinancial Insurance Policy (i) the name of the insurer, (ii) the named insured(s), (iii) the nature of the coverage, (iv) the policy limits (on a per occurrence and aggregate basis), (v) the annual premiums, and (vi) the expiration date. SmartFinancial and SmartBank and their Subsidiaries are insured with reputable insurers against such risks and in such amounts as are customary and prudent in accordance with industry practices. All of the SmartFinancial Insurance Policies are in full force and effect, neither SmartFinancial nor SmartBank nor any of their Subsidiaries is in default thereunder, and no event has occurred which, with notice or lapse of time or both, would constitute a default or permit a termination, modification, or acceleration under any of the SmartFinancial Insurance Policies; all premiums due and payable with respect to the SmartFinancial Insurance Policies have been timely and fully paid; and all claims thereunder have been filed in a timely fashion. There is no claim for coverage by SmartFinancial or SmartBank or any of their Subsidiaries pending under any of the SmartFinancial Insurance Policies as to which coverage has been questioned, denied, or disputed. Neither SmartFinancial nor SmartBank nor any of their Subsidiaries has received notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under any of the SmartFinancial Insurance Policies.

(aa) Investment Securities; Derivatives.  Except for restrictions that exist for securities that are classified as “held to maturity,” none of the investment securities held by SmartFinancial or SmartBank or any of their Subsidiaries are subject to any restriction (whether contractual, statutory, or otherwise) that could materially impair the ability of the entity holding such investment securities freely to dispose of such investment securities at any time. Neither SmartFinancial nor SmartBank nor any of their Subsidiaries is a party to or has agreed to enter into any exchange-traded or over-the-counter equity, interest rate, foreign exchange, or other swap, forward, future, option, cap, floor, or collar, or any other Contract that is a derivative contract (including various combinations thereof), or owns securities that (A) are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes,” or “capped floating rate mortgage derivatives” or (B) are likely to have changes in value as a result of interest or exchange rate changes that materially exceed normal changes in value attributable to interest or exchange rate changes.

(bb) Transactions in Securities.  All offers and sales of SmartFinancial Stock by SmartFinancial, and all offers and sales of SmartBank Stock by SmartBank, were at all relevant times exempt from, or complied with, the registration requirements of the Securities Act and applicable state securities or “Blue Sky” Laws. Neither the SmartFinancial Parties nor, to the Knowledge of the SmartFinancial Parties, (i) any director or officer of SmartFinancial or SmartBank, (ii) any Person related to any such director or officer by blood, marriage, or adoption and residing in the same household, or (iii) any Person who has been knowingly provided material nonpublic information by any one or more of any of the foregoing Persons has purchased or sold, or caused to be purchased or sold, any shares of SmartFinancial Stock or SmartBank Stock or other securities issued by SmartFinancial or SmartBank in violation of any applicable provision of federal or state securities Laws.

(cc) Transactions with Affiliates.  All “covered transactions” between SmartBank and any “affiliate” within the meaning of Section 23A and Section 23B of the Federal Reserve Act and the regulations promulgated pursuant thereto have been in compliance with such provisions of Law.

(dd) Fiduciary Accounts.  SmartFinancial and SmartBank and their Subsidiaries have properly administered all accounts for which they serve or act as a fiduciary, including without limitation accounts for which they serves as trustee, agent, custodian, personal representative, guardian, conservator, or investment advisor, in accordance with the terms of all governing documents and applicable Laws. Neither SmartFinancial nor SmartBank nor any of their Subsidiaries, nor to the Knowledge of the SmartFinancial Parties any of their or their Subsidiaries’ respective directors, officers, or employees, have committed any breach of trust with respect to any fiduciary account, and the records for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

(ee) Tax Treatment of Transaction.  The SmartFinancial Parties have no Knowledge of any fact or circumstance relating to them or any of their Subsidiaries that would or could be expected to prevent the Merger contemplated by this Agreement from qualifying as a “reorganization” under Section 368(a) of the Code.

(ff) CRA, Anti-Money Laundering, OFAC, and Customer Information Security.  SmartBank received a rating of “Satisfactory” or better in its most recent examination or interim review with respect to the CRA. The SmartFinancial Parties do not have Knowledge of any facts or circumstances that would or could be expected to cause SmartBank (i) to be deemed not to be in satisfactory compliance with the CRA and the regulations promulgated thereunder, or to be assigned a rating for CRA purposes by federal banking regulators of lower than “Satisfactory”; (ii) to be deemed to be operating in violation of the Bank Secrecy Act, the USA PATRIOT Act, any order issued with respect to anti-money laundering by the United States Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering Law; or (iii) to be deemed not to be in satisfactory compliance with applicable privacy of customer or consumer information requirements contained in any federal or state privacy Laws, including without limitation in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by SmartBank. To the Knowledge of the SmartFinancial Parties, no non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner which could, or could be expected to, cause SmartBank to undertake any remedial action. The board of directors of SmartBank has adopted, and SmartBank has implemented, an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the USA PATRIOT Act, and such anti-money laundering program meets the requirements of Section 352 of the USA PATRIOT Act and the regulations thereunder, and SmartBank has complied in all material respects with any requirements to file reports and other necessary documents as required by the USA PATRIOT Act and the regulations thereunder.

(gg) Internal Controls.  SmartFinancial and SmartBank and their Subsidiaries have devised and maintained a system of internal control over financial reporting sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, and (iii) access to assets is permitted only in accordance with management’s general or specific authorizations. There are no significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting which could adversely affect the ability of SmartFinancial or SmartBank or their Subsidiaries to record, process, summarize, and report financial information. There has occurred no fraud, whether or not material, that involves management or other employees who have a role in the SmartFinancial Parties’ internal controls over financial reporting.

(hh) Regulatory Capital.  SmartFinancial and SmartBank are “well-capitalized” as such term is defined in 12 C.F.R. 225.2 and 12 C.F.R. 325.103, respectively.

(ii) Required Shareholder Vote.  The affirmative vote of holders of at least a majority of the issued and outstanding shares of SmartFinancial Common Stock is required for the approval of this Agreement and the Merger by the shareholders of SmartFinancial under the charter and bylaws of SmartFinancial and the Corporation Act. Approval of this Agreement and the Merger by the holder(s) of SmartFinancial Series A Stock is not required by the charter or bylaws of SmartFinancial or the Corporation Act.

(jj) Disclosure.  No representation or warranty of the SmartFinancial Parties contained in this Agreement, and no statement contained in the SmartFinancial Disclosure Memorandum or in any certificate delivered by SmartFinancial or SmartBank, contains any untrue statement of a material fact or omits any material fact necessary to make the statements contained herein and therein, in light of the circumstances under which they were made, not misleading.

ARTICLE VI
CONDUCT PENDING THE MERGER

Section 6.1 Bancshares and Cornerstone Forbearances.  Except (i) as expressly contemplated or permitted by this Agreement, (ii) as required by applicable Law or at the direction of a Governmental Entity, or (iii) with the prior written consent of the SmartFinancial Parties, which consent will not be unreasonably withheld, from the date of this Agreement until the Effective Time, neither Bancshares nor Cornerstone shall, and each of Bancshares and Cornerstone shall cause its Subsidiaries not to:

(a) Conduct its business other than in the regular, ordinary, and usual course consistent with past practice; fail to use commercially reasonable best efforts to maintain and preserve intact its business organizations and customer and other business relationships, and retain the services of its current officers and employees; or take any action that would adversely affect or delay its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby;

(b) Incur, renew, modify, extend, or renegotiate any indebtedness for borrowed money or assume, guarantee, endorse, or otherwise as an accommodation become responsible for the obligations of any other Person, other than (i) the creation of deposit liabilities in the ordinary course of business consistent with past practice and (ii) Federal Home Loan Bank advances with a maturity of not more than two years; prepay any indebtedness or other similar arrangements so as to cause Bancshares or Cornerstone, or any of their Subsidiaries, to incur any prepayment penalty thereunder; or purchase any brokered deposits;

(c) Adjust, split, combine, or reclassify any of its capital stock; make, declare, pay, or set aside for payment any dividend or other distribution on or in respect of its capital stock, other than (i) dividends due and payable by Bancshares to holders of Bancshares Series A Stock in accordance with the terms of the Bancshares Series A Stock (the “Bancshares Preferred Stock Dividends”) and (ii) dividends by Cornerstone to Bancshares for the purpose of funding the payment by Bancshares of the Bancshares Preferred Stock Dividends, expenses incurred by Bancshares in connection with the transactions contemplated by this Agreement, and other ordinary course operating expenses of Bancshares; grant any Person any right to acquire any shares of its capital stock or any securities or rights convertible into or exercisable for its capital stock, except in connection with a Financing Transaction; issue any additional shares of capital stock or any securities or obligations convertible into or exercisable for any shares of its capital stock, except pursuant to the exercise of Bancshares Options outstanding as of the date hereof or in connection with a Financing Transaction; or directly or indirectly redeem, purchase, repurchase, or otherwise acquire any shares of its capital stock;

(d) Other than in the ordinary course of business consistent with past practice, (i) sell, transfer, mortgage, encumber, or otherwise dispose of any of its properties, assets, or business (including without limitation “Other Real Estate Owned”) or (ii) cancel, release, or assign any material indebtedness or claims or waive any rights of substantial value;

(e) Make any equity investment, either by purchase of stock or other securities, contributions to capital, property transfers, or purchase of any property or assets of any other Person, or form any new Subsidiary or dissolve, liquidate, or terminate any existing Subsidiary;

(f) Except (i) as contemplated by Section 6.1(g) or (ii) as set forth on Schedule 6.1(f) of the Cornerstone Disclosure Memorandum, enter into, renew or fail to renew, amend, modify, cancel, or terminate any new or existing Cornerstone Material Contract;

(g) Make, renew, increase the amount of, extend the term of, or modify any Loan, or commit to make, renew, increase the amount of, extend the term of, or modify any Loan, except (i) in conformity with existing lending practices where the principal amount of the subject Loan does not exceed $500,000 or (ii) Loans as to which Bancshares and Cornerstone, or their Subsidiaries, have binding obligations to make such Loans (including without limitation lines of credit and letters of credit) as of the date of this Agreement and which are disclosed on Schedule 6.1(g) of the Cornerstone Disclosure Memorandum; provided, however, that neither Bancshares nor Cornerstone, nor any of their Subsidiaries, shall make, renew, increase the amount of, extend the term of, or modify any Loan, or commit to make, renew, increase the amount of, extend the term of, or modify any Loan, to any Person if, when aggregated with all other outstanding Loans and commitments for Loans to such Person and such Person’s family members and Affiliates, the aggregate principal amount of all such Loans and commitments would exceed $1,000,000;

(h) Extend credit to, directly or indirectly, any Person who has a Loan with Bancshares or Cornerstone or any of their Subsidiaries that has been and remains classified by Bancshares or Cornerstone (or any of their Subsidiaries) or the FDIC or TDFI as “doubtful,” “substandard,” or “special mention” or that has been and remains on non-accrual status (a “Cornerstone Classified Borrower”), except (i) in conformity with existing lending practices and regulatory requirements and (ii) where all outstanding Loans and commitments for Loans to such Cornerstone Classified Borrower and such Cornerstone Classified Borrower’s family members and Affiliates do not and would not exceed $250,000 in the aggregate;

(i) Renegotiate, renew, increase the amount of, extend the term of, or modify any Loan with or to a Cornerstone Classified Borrower, except (i) in conformity with existing lending practices and regulatory requirements and (ii) where all outstanding Loans and commitments for Loans to such Cornerstone Classified Borrower and such Cornerstone Classified Borrower’s family members and Affiliates do not and would not exceed $250,000 in the aggregate;

(j) Except for Loans made in strict compliance with Regulation O of the Federal Reserve (12 C.F.R. Part 215), make or increase the amount of any Loan, or commit to make or increase the amount of any Loan, to any director, executive officer, or principal shareholder (as such terms are defined in Regulation O) of Bancshares or Cornerstone or any of their Subsidiaries, or any entity controlled, directly or indirectly, by any such Person;

(k) Commence any claim, action, suit, or proceeding, other than to enforce an obligation owed to Bancshares or Cornerstone or any of their Subsidiaries and in accordance with past practice, or enter into any settlement or similar agreement with respect to any claim, action, suit, or proceeding, which claim, action, suit, proceeding, or settlement or other agreement (i) involves the payment by it of an amount in excess of $25,000 or (ii) would impose any material restriction on its business or operations or the operations of any of its Subsidiaries;

(l) Except as set forth on Schedule 6.1(l) of the Cornerstone Disclosure Memorandum, (i) increase in any manner the salary, wages, bonuses, compensation, or other benefits of, for, or payable to any of its directors, officers, or employees (except for normal employee wage and salary increases in the ordinary course of business consistent with past practice not exceeding 3% per year on a per employee basis), or pay any bonus, pension, retirement allowance, or contribution not required by or accrued for under any existing plan, agreement, or arrangement to any such directors, officers, or employees; (ii) become a party to, amend, renew, terminate, extend, or commit to any pension, retirement, profit-sharing, welfare, or other benefit plan, agreement, or arrangement, or any employment, severance, retention, change of control, consulting, or other Contact, with or for the benefit of any director, officer, or employee, except as required by applicable Law; (iii) amend, modify, or revise the terms of any outstanding stock option or voluntarily accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options or other stock-based compensation; (iv) elect or appoint to any office with the title of executive vice president or higher any Person who does not hold such office as of the date of this Agreement or elect or appoint, or propose or recommend for election or appointment, to its board of directors any Person who is not a member of its board of directors as of the date of this Agreement; or (v) hire any employee with an annualized salary (excluding health insurance and retirement plan benefits) in excess of $50,000, except as may be necessary to replace an employee (other than an officer with a title of executive vice president or higher) whose employment is terminated, whether voluntarily or involuntarily;

(m) Amend its charter, bylaws, articles of organization, operating agreement, or other governing documents, or enter into any plan or agreement of consolidation, merger, share exchange, or reorganization with any Person or any letter of intent or agreement in principle with respect thereto;

(n) Increase or decrease the rates of interest paid on time deposits or certificates of deposit, except in the ordinary course of business consistent with past practice;

(o) Purchase any debt security, including mortgage-backed and mortgage-related securities, other than United States government and United States government agency securities with final maturities of less than two years;

(p) Make any capital expenditures in excess of $25,000 individually or $50,000 in the aggregate, other than pursuant to binding commitments existing on the date hereof or as currently budgeted by the Cornerstone Parties and, in each case, disclosed on Schedule 6.1(p) of the Cornerstone Disclosure Memorandum;

(q) Establish or commit to the establishment of any new branch office, loan or deposit production office, or other banking office or facilities, or file any application or notice to relocate or close or terminate the operations of any banking office or facilities;

(r) Enter into any futures contract, option, swap agreement, interest rate cap, interest rate floor, or interest rate exchange agreement, or take any other action for purposes of hedging the exposure of its interest-earning assets or interest-bearing liabilities to changes in market rates of interest;

(s) Make any material changes in policies or procedures in existence on the date of this Agreement with regard to the extension of credit, or the establishment of reserves with respect to possible loss thereon or the charge off of losses incurred thereon, investments, or asset/liability management, or in any other material banking policies or procedures, except as may be required by changes in applicable Law or GAAP or at the direction of a Governmental Entity;

(t) Except with respect to foreclosures in process as of the date of this Agreement, foreclose upon or take a deed or title to any real estate without providing prior notice to the SmartFinancial Parties;

(u) Make or change any material election in respect of Taxes, settle or compromise any material Tax liability, agree to an extension or waiver of the statute of limitations with respect to the assessment, collection, or determination of any Taxes, enter into any closing agreement with respect to any Taxes or surrender any right to claim a material Tax refund, adopt or change any method of accounting with respect to Taxes, or file any amended Tax Return;

(v) Take any action that is intended or could be expected to result in (i) any of the representations or warranties of the Cornerstone Parties set forth in this Agreement being or becoming untrue at any time prior to the Effective Time, (ii) any of the conditions to the Merger set forth in Article VIII not being satisfied, or (iii) a breach or violation of any provision of this Agreement;

(w) Adopt or implement any change in its accounting principles, practices, or methods, other than as may be required by GAAP or regulatory guidelines;

(x) Enter into any new line of business, introduce any new products or services, or change the manner in which its investment securities or loan portfolio is classified or reported;

(y) Take any action that would prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

(z) Agree to do, make any commitment to do, or adopt any resolutions of its board of directors (or other governing body) in support of, recommending, or proposing any of the foregoing.

Section 6.2 SmartFinancial and SmartBank Forbearances.  Except (i) as expressly contemplated or permitted by this Agreement, (ii) as required by applicable Law or at the direction of a Governmental Entity, or (iii) with the prior written consent of the Cornerstone Parties, which consent will not be unreasonably withheld, from the date of this Agreement until the Effective Time, neither SmartFinancial nor SmartBank shall, and each of SmartFinancial and SmartBank shall cause its Subsidiaries not to:

(a) Conduct its business other than in the regular, ordinary, and usual course consistent with past practice; fail to use commercially reasonable best efforts to maintain and preserve intact its business organizations and customer and other business relationships, and retain the services of its current officers and employees; or take any action that would adversely affect or delay its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby;

(b) Incur, renew, modify, extend, or renegotiate any indebtedness for borrowed money or assume, guarantee, endorse, or otherwise as an accommodation become responsible for the obligations of any other Person, other than (i) the creation of deposit liabilities in the ordinary course of business consistent with past practice and (ii) Federal Home Loan Bank advances with a maturity of not more than two years; prepay any indebtedness or other similar arrangements so as to cause SmartFinancial or SmartBank, or any of their Subsidiaries, to incur any prepayment penalty thereunder; or purchase any brokered deposits;

(c) Adjust, split, combine, or reclassify any of its capital stock; make, declare, pay, or set aside for payment any dividend or other distribution on or in respect of its capital stock, other than (i) dividends due and payable by SmartFinancial to holders of SmartFinancial Series A Stock in accordance with the terms of the SmartFinancial Series A Stock (the “SmartFinancial Preferred Stock Dividends”) and (ii) dividends by SmartBank to SmartFinancial for the purpose of funding the payment by SmartFinancial of the SmartFinancial Preferred Stock Dividends, expenses incurred by SmartFinancial in connection with the transactions contemplated by this Agreement, and other ordinary course operating expenses of SmartFinancial; grant any Person any right to acquire any shares of its capital stock or any securities or rights convertible into or exercisable for its capital stock; issue any additional shares of capital stock or any securities or obligations convertible into or exercisable for any shares of its capital stock, except pursuant to the exercise of SmartFinancial Options outstanding as of the date hereof; or directly or indirectly redeem, purchase, repurchase, or otherwise acquire any shares of its capital stock;

(d) Other than in the ordinary course of business consistent with past practice, (i) sell, transfer, mortgage, encumber, or otherwise dispose of any of its properties, assets, or business (including without limitation “Other Real Estate Owned”) or (ii) cancel, release, or assign any material indebtedness or claims or waive any rights of substantial value;

(e) Make any equity investment, either by purchase of stock or other securities, contributions to capital, property transfers, or purchase of any property or assets of any other Person, or form any new Subsidiary or dissolve, liquidate, or terminate any existing Subsidiary;

(f) Except (i) as contemplated by Section 6.2(g) or (ii) as set forth on Schedule 6.2(f) of the SmartFinancial Disclosure Memorandum, enter into, renew or fail to renew, amend, modify, cancel, or terminate any new or existing SmartFinancial Material Contract;

(g) Make, renew, increase the amount of, extend the term of, or modify any Loan, or commit to make, renew, increase the amount of, extend the term of, or modify any Loan, except (i) in conformity with existing lending practices where the principal amount of the subject Loan does not exceed $500,000 or (ii) Loans as to which SmartFinancial and SmartBank, or their Subsidiaries, have binding obligations to make such Loans (including without limitation lines of credit and letters of credit) as of the date of this Agreement and which are disclosed on Schedule 6.2(g) of the SmartFinancial Disclosure Memorandum; provided, however, that neither SmartFinancial nor SmartBank, nor any of their Subsidiaries, shall make, renew, increase the amount of, extend the term of, or modify any Loan, or commit to make, renew, increase the amount of, extend the term of, or modify any Loan, to any Person if, when aggregated with all other outstanding Loans and commitments for Loans to such Person and such Person’s family members and Affiliates, the aggregate principal amount of all such Loans and commitments would exceed $1,000,000;

(h) Extend credit to, directly or indirectly, any Person who has a Loan with SmartFinancial or SmartBank or any of their Subsidiaries that has been and remains classified by SmartFinancial or SmartBank (or any of their Subsidiaries) or the Federal Reserve or TDFI as “doubtful,” “substandard,” or “special mention” or that has been and remains on non-accrual status (a “SmartFinancial Classified Borrower”), except (i) in conformity with existing lending practices and regulatory requirements and (ii) where all outstanding Loans and commitments for Loans to such SmartFinancial Classified Borrower and such SmartFinancial Classified Borrower’s family members and Affiliates do not and would not exceed $250,000 in the aggregate;

(i) Renegotiate, renew, increase the amount of, extend the term of, or modify any Loan with or to a SmartFinancial Classified Borrower, except (i) in conformity with existing lending practices and regulatory requirements and (ii) where all outstanding Loans and commitments for Loans to such SmartFinancial Classified Borrower and such SmartFinancial Classified Borrower’s family members and Affiliates do not and would not exceed $250,000 in the aggregate;

(j) Except for Loans made in strict compliance with Regulation O of the Federal Reserve (12 C.F.R. Part 215), make or increase the amount of any Loan, or commit to make or increase the amount of any Loan, to any director, executive officer, or principal shareholder (as such terms are defined in Regulation O) of SmartFinancial or SmartBank or any of their Subsidiaries, or any entity controlled, directly or indirectly, by any such Person;

(k) Commence any claim, action, suit, or proceeding, other than to enforce an obligation owed to SmartFinancial or SmartBank or any of their Subsidiaries and in accordance with past practice, or enter into any settlement or similar agreement with respect to any claim, action, suit, or proceeding, which claim, action, suit, proceeding, or settlement or other agreement (i) involves the payment by it of an amount in excess of $25,000 or (ii) would impose any material restriction on its business or operations or the operations of any of its Subsidiaries;

(l) Except as set forth on Schedule 6.2(l) of the SmartFinancial Disclosure Memorandum, (i) increase in any manner the salary, wages, bonuses, compensation, or other benefits of, for, or payable to any of its directors, officers, or employees (except for normal employee wage and salary increases in the ordinary course of business consistent with past practice not exceeding 3% per year on a per employee basis), or pay any bonus, pension, retirement allowance, or contribution not required by or accrued for under any existing plan, agreement, or arrangement to any such directors, officers, or employees; (ii) become a party to, amend, renew, terminate, extend, or commit to any pension, retirement, profit-sharing, welfare, or other benefit plan, agreement, or arrangement, or any employment, severance, retention, change of control, consulting, or other Contact, with or for the benefit of any director, officer, or employee, except as required by applicable Law; (iii) amend, modify, or revise the terms of any outstanding stock option or voluntarily accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options or other stock-based compensation; (iv) elect or appoint to any office with the title of executive vice president or higher any Person who does not hold such office as of the date of this Agreement or elect or appoint, or propose or recommend for election or appointment, to its board of directors any Person who is not a member of its board of directors as of the date of this Agreement; or (v) hire any employee with an annualized salary (excluding health insurance and retirement plan benefits) in excess of $50,000, except as may be necessary to replace an employee (other than an officer with a title of executive vice president or higher) whose employment is terminated, whether voluntarily or involuntarily;

(m) Amend its charter, bylaws, articles of organization, operating agreement, or other governing documents, or enter into any plan or agreement of consolidation, merger, share exchange, or reorganization with any Person or any letter of intent or agreement in principle with respect thereto;

(n) Increase or decrease the rates of interest paid on time deposits or certificates of deposit, except in the ordinary course of business consistent with past practice;

(o) Purchase any debt security, including mortgage-backed and mortgage-related securities, other than United States government and United States government agency securities with final maturities of less than two years;

(p) Make any capital expenditures in excess of $25,000 individually or $50,000 in the aggregate, other than pursuant to binding commitments existing on the date hereof or as currently budgeted by the SmartFinancial Parties and, in each case, disclosed on Schedule 6.2(p) of the SmartFinancial Disclosure Memorandum;

(q) Except as set forth on Schedule 6.2(q) of the SmartFinancial Disclosure Memorandum, establish or commit to the establishment of any new branch office, loan or deposit production office, or other banking office or facilities, or file any application or notice to relocate or close or terminate the operations of any banking office or facilities;

(r) Enter into any futures contract, option, swap agreement, interest rate cap, interest rate floor, or interest rate exchange agreement, or take any other action for purposes of hedging the exposure of its interest-earning assets or interest-bearing liabilities to changes in market rates of interest;

(s) Make any material changes in policies or procedures in existence on the date of this Agreement with regard to the extension of credit, or the establishment of reserves with respect to possible loss thereon or the charge off of losses incurred thereon, investments, or asset/liability management, or in any other material banking policies or procedures, except as may be required by changes in applicable Law or GAAP or at the direction of a Governmental Entity;

(t) Except with respect to foreclosures in process as of the date of this Agreement, foreclose upon or take a deed or title to any real estate without providing prior notice to the Cornerstone Parties;

(u) Make or change any material election in respect of Taxes, settle or compromise any material Tax liability, agree to an extension or waiver of the statute of limitations with respect to the assessment, collection, or determination of any Taxes, enter into any closing agreement with respect to any Taxes or surrender any right to claim a material Tax refund, adopt or change any method of accounting with respect to Taxes, or file any amended Tax Return;

(v) Take any action that is intended or could be expected to result in (i) any of the representations or warranties of the SmartFinancial Parties set forth in this Agreement being or becoming untrue at any time prior to the Effective Time, (ii) any of the conditions to the Merger set forth in Article VIII not being satisfied, or (iii) a breach or violation of any provision of this Agreement;

(w) Adopt or implement any change in its accounting principles, practices, or methods, other than as may be required by GAAP or regulatory guidelines;

(x) Enter into any new line of business, introduce any new products or services, or change the manner in which its investment securities or loan portfolio is classified or reported;

(y) Take any action that would prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

(z) Agree to do, make any commitment to do, or adopt any resolutions of its board of directors (or other governing body) in support of, recommending, or proposing any of the foregoing.

Section 6.3 Absence of Control.  It is the mutual intent of the Parties that (i) neither SmartFinancial nor SmartBank shall, by reason of this Agreement, be deemed to control, directly or indirectly, Bancshares or Cornerstone or to exercise, directly or indirectly, a controlling influence over the management or policies of Bancshares or Cornerstone and (ii) neither Bancshares nor Cornerstone shall, by reason of this Agreement, be deemed to control, directly or indirectly, SmartFinancial or SmartBank or to exercise, directly or indirectly, a controlling influence over the management or policies of SmartFinancial or SmartBank.

ARTICLE VII
COVENANTS

Section 7.1 Acquisition Proposals.

(a) Each Party shall, and shall direct and use its reasonable best efforts to cause its Subsidiaries and its and its Subsidiaries’ Affiliates, directors, officers, employees, agents, and representatives (including without limitation any investment banker, financial advisor, attorney, accountant, or other representative retained by such Party or any of its Subsidiaries) to, immediately cease and cause to be terminated any existing activities, discussions, or negotiations with any Person other than the other Parties hereto with respect to the possibility, consideration, or consummation of any Acquisition Proposal, and will use its reasonable best efforts to enforce, and will direct and use its reasonable best efforts to cause its Subsidiaries to use their reasonable best efforts to enforce, any confidentiality or similar agreement relating to any Acquisition Proposal, including by requesting any other party or parties thereto to promptly return or destroy any confidential information previously furnished by or on behalf of such Party or any of its Subsidiaries thereunder and by specifically enforcing the terms thereof in a court of competent jurisdiction.

(b) From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, each Party shall not, and shall direct and cause its Subsidiaries and its and its Subsidiaries’ Affiliates, directors, officers, employees, agents, and representatives (including without limitation any investment banker, financial advisor, attorney, accountant, or other representative retained by such Party or any of its Subsidiaries) not to, directly or indirectly through another Person, (i) solicit, initiate, or encourage (including by way of furnishing information or assistance), or take any other action to facilitate or that could result in, any inquiries or discussions regarding, or the making of any proposal or offer that constitutes or could be expected to lead to, an Acquisition Proposal; (ii) provide any non-public information or data regarding such Party or any of its Subsidiaries to any Person other than the other Parties hereto relating to or in connection with any Acquisition Proposal or any inquiry or indication of interest that could be expected to lead to an Acquisition Proposal; (iii) continue or participate in any discussions or negotiations, or otherwise communicate in any way with any Person other than the other Parties hereto, regarding any Acquisition Proposal; (iv) approve, endorse, or recommend, or execute, enter into, or consummate, any indication of interest, letter of intent, or other Contract relating to any Acquisition Proposal or requiring such Party to abandon, terminate, or fail to consummate the transactions contemplated hereby, or propose to do any of the foregoing; or (v) make or authorize any statement, recommendation, or solicitation in support of any Acquisition Proposal; provided, however, that (y) prior to the date of the SmartFinancial Meeting, if the SmartFinancial board of directors determines in good faith, after consultation with its outside legal and financial advisors, that the failure to do so would cause the SmartFinancial board of directors to breach its fiduciary duties under applicable Law, SmartFinancial and SmartBank may, in response to a bona fide, written Acquisition Proposal not solicited in violation of this Section 7.1 that the SmartFinancial board of directors determines in good faith constitutes a Superior SmartFinancial Proposal, subject to providing 48 hours prior written notice of their decision to take such action to the Cornerstone Parties and identifying the Person making the Superior SmartFinancial Proposal and all of the material terms and conditions of such Superior SmartFinancial Proposal and compliance with Section 7.1(c), (1) furnish information with respect to SmartFinancial and SmartBank and their Subsidiaries to any Person making such Superior SmartFinancial Proposal pursuant to a customary confidentiality agreement on terms no more favorable to such Person than the terms contained in the Confidentiality Agreement, and (2) participate in discussions or negotiations with such Person regarding such Superior SmartFinancial Proposal, and (z) prior to the date of the Bancshares Meeting, if the Bancshares board of directors determines in good faith, after consultation with its outside legal and financial advisors, that the failure to do so would cause the Bancshares board of directors to breach its fiduciary duties under applicable Law, Bancshares and Cornerstone may, in response to a bona fide, written Acquisition Proposal not solicited in violation of this Section 7.1 that the Bancshares board of directors determines in good faith constitutes a Superior Bancshares Proposal, subject to providing 48 hours prior written notice of their decision to take such action to the SmartFinancial Parties and identifying the Person making the Superior Bancshares Proposal and all of the material terms and conditions of such Superior Bancshares Proposal and compliance with Section 7.1(c), (1) furnish information with respect to Bancshares and Cornerstone and their Subsidiaries to any Person making such Superior Bancshares Proposal pursuant to a customary confidentiality agreement on terms no more favorable to such Person than the terms contained in the Confidentiality Agreement, and (2) participate in discussions or negotiations with such Person regarding such Superior Bancshares Proposal.

(c) In addition to the obligations of the Parties set forth above, each Party shall promptly (within not more than 24 hours) advise the other Parties orally and in writing of its receipt of any Acquisition Proposal, or any request for information or inquiry which could be expected to lead to an Acquisition Proposal, and shall keep the other Parties informed, on a current basis, of the continuing status thereof, including the terms and conditions thereof and any changes thereto, and shall provide to the other Parties any written materials received by such Party or any of its Subsidiaries in connection therewith. Additionally, each Party shall contemporaneously provide or make available to the other Parties all materials provided or made available to any third party pursuant to this Section 7.1 which have not been previously provided or made available to such other Parties.

(d) For the avoidance of doubt, each Party expressly agrees that any breach or violation of the provisions of this Section 7.1 by any of its Subsidiaries or by any of its or its Subsidiaries’ Affiliates, directors, officers, employees, agents, or representatives (including without limitation any investment banker, financial advisor, attorney, accountant, or other representative retained by such Party or any of its Subsidiaries) shall be deemed a breach or violation of this Section 7.1 by such Party.

(e) Nothing contained in this Section 7.1 shall prevent a Party or such Party’s board of directors from (i) taking the actions permitted by Section 7.8(b) and Section 7.9(b) of this Agreement or (ii) informing any Person who submits an unsolicited, bona fide Acquisition Proposal of such Party’s obligations pursuant to this Section 7.1.

Section 7.2 Notice of Certain Matters.  Prior to the Effective Time, each Party shall promptly notify the other Parties in writing of any fact, event, occurrence, circumstance, or condition known to it that (a) constitutes or has caused, or could be expected to cause, a material breach of any of the representations, warranties, covenants, or agreements of such Party set forth in this Agreement, provided, however, that no such notification shall (i) affect the representations, warranties, covenants, or agreements of the Parties, or the conditions to the obligations of the Parties, contained in this Agreement or (ii) be deemed to amend or supplement the Disclosure Memoranda; (b) has had, or is reasonably likely to have, either individually or taken together with all other facts, events, occurrences, circumstances, and conditions known to such Party, a Bancshares Material Adverse Effect (as to any notice required to be given by the Cornerstone Parties) or a SmartFinancial Material Adverse Effect (as to any notice required to be given by the SmartFinancial Parties); (c) would, or could be expected to, prohibit, impede, or materially delay the consummation of the transactions contemplated by this Agreement. Further, each Party shall promptly give notice to the other Parties of any notice or other communication from any third party alleging that the consent or approval of such third party is or may be required in connection with any of the transactions contemplated by this Agreement.

Section 7.3 Access and Information.

(a) Prior to the Effective Time, upon reasonable notice and subject to applicable Laws relating to the exchange of information, the Cornerstone Parties shall, and shall cause their Subsidiaries to, afford to the SmartFinancial Parties and their representatives (including without limitation their directors, officers, and employees and financial advisors, legal counsel, accountants, and other professionals retained by the SmartFinancial Parties) reasonable access during normal business hours to the books, records (including without limitation Tax Returns and work papers of independent auditors and materials prepared in connection with meetings of the boards of directors of Bancshares and Cornerstone), Contracts, properties, assets, and personnel of the Cornerstone Parties and their Subsidiaries, as well as such other information relating to the Cornerstone Parties or their Subsidiaries as the SmartFinancial Parties may reasonably request. Likewise, prior to the Effective Time, upon reasonable notice and subject to applicable Laws relating to the exchange of information, the SmartFinancial Parties shall, and shall cause their Subsidiaries to, afford to the Cornerstone Parties and their representatives (including without limitation their directors, officers, and employees and financial advisors, legal counsel, accountants, and other professionals retained by the Cornerstone Parties) reasonable access during normal business hours to the books, records (including without limitation Tax Returns and work papers of independent auditors and materials prepared in connection with meetings of the boards of directors of SmartFinancial and SmartBank), Contracts, properties, assets, and personnel of the SmartFinancial Parties and their Subsidiaries, as well as such other information relating to the SmartFinancial Parties or their Subsidiaries as the Cornerstone Parties may reasonably request.

(b) From the date of this Agreement until the Effective Time, each of the Cornerstone Parties shall, and shall cause it Subsidiaries to, promptly furnish to the SmartFinancial Parties, and each of the SmartFinancial Parties shall, and shall cause its Subsidiaries to, promptly furnish to the Cornerstone Parties, (i) a copy of any report, application, notice, schedule, or other document or instrument filed with or received from any Governmental Entity, (ii) a copy of any report or other materials provided by it to its senior management or board of directors, and (iii) such other information regarding its or its Subsidiaries’ business, properties, assets, or personnel as any other Party may reasonably request, subject to the attorney-client privilege. Additionally, prior to the Effective Time, each of the Cornerstone Parties shall deliver to the SmartFinancial Parties, and each of the SmartFinancial Parties shall deliver to the Cornerstone Parties, (i) as soon as practicable, but in no event more than 20 days, after the end of each calendar quarter ending after the date of this Agreement (other than the last quarter of each fiscal year ending December 31) its consolidated statement of financial condition and consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows, without related notes, for such quarter prepared in accordance with GAAP, and (ii) as soon as practicable, but in no event more than 60 days after the end of each fiscal year ending after the date of this Agreement, its consolidated statement of financial condition and consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for such year prepared in accordance with GAAP.

(c) No investigation by the Parties or their representatives pursuant to this Section 7.3 shall affect or be deemed to modify any of the representations, warranties, covenants, or agreements of the Parties set forth in this Agreement.

Section 7.4 Regulatory Filings; Consents and Approvals.

(a) The Parties shall cooperate with each other and use their respective reasonable best efforts to prepare all documentation, to effect all filings, and to obtain all permits, consents, approvals, waivers, and authorizations of all Governmental Entities and other third parties, including the Regulatory Approvals, necessary or advisable to consummate the Merger and the other transactions contemplated by this Agreement. The SmartFinancial Parties shall use their reasonable best efforts to make any initial application, notice, and waiver filings required by the Federal Reserve or the TDFI in connection with the Merger within 45 days after the date of this Agreement. Each Party shall have the right to review in advance, and to the extent practicable each Party shall consult with the other Parties with respect to, in each case subject to applicable Laws relating to the exchange of information, all written applications, notices, and waiver requests, and any other written information, submitted to any Governmental Entity or other third party in connection with the transactions contemplated hereby. In exercising the foregoing rights, each Party agrees to act reasonably and as promptly as practicable. Each Party agrees that it shall consult with the other Parties with respect to the obtaining of all permits, consents, approvals, waivers, and authorizations of all Governmental Entities and other third parties, including the Regulatory Approvals, necessary or advisable to consummate the transactions contemplated by this Agreement, and each Party shall keep the other Parties reasonably apprised of the status of material matters relating to the consummation of such transactions. Each Party further agrees to provide the other Parties with a copy of all written correspondence to or from any Governmental Entity relating to the Merger.

(b) Each Party agrees to, upon request, furnish the other Parties with all information concerning itself, its Subsidiaries, and its directors, officers, and shareholders, as well as such other matters, as may be necessary or advisable in connection with any filing, notice, or application made or given by or on behalf of such other Parties or any of their Subsidiaries with or to any Governmental Entity or other third party.

Section 7.5 Antitakeover Provisions.  Bancshares and Cornerstone shall take all steps required by any applicable Law or under any relevant agreement or other document to exempt or continue to exempt the SmartFinancial Parties, this Agreement, and the transactions contemplated by this Agreement from any provisions of an antitakeover nature in Bancshares’ or Cornerstone’s charter, bylaws, or other governing documents and the provisions of any federal or state antitakeover Laws. Likewise, SmartFinancial and SmartBank shall take all steps required by any applicable Law or under any relevant agreement or other document to exempt or continue to exempt the Cornerstone Parties, this Agreement, and the transactions contemplated by this Agreement from any provisions of an antitakeover nature in SmartFinancial’s or SmartBank’s charter, bylaws, or other governing documents and the provisions of any federal or state antitakeover Laws.

Section 7.6 Further Assurances.  Subject to the terms and conditions of this Agreement, each of the Parties agrees to use its reasonable best efforts to promptly take, or cause to be promptly taken, all actions, and to promptly do, or cause to be promptly done, all things, necessary, proper, or advisable under applicable Laws to consummate and make effective the transactions contemplated by this Agreement as expeditiously as reasonably possible, including using its reasonable best efforts to obtain all necessary actions or non-actions, extensions, waivers, consents, and approvals from Governmental Entities, effecting all necessary registrations, applications, and filings (including without limitation filings under any applicable federal or state securities Laws), and obtaining any required contractual consents and regulatory approvals.

Section 7.7 Publicity.  The Parties shall consult with each other before issuing any press release or making any public statements or disclosures (including without limitation written communications to shareholders) with respect to this Agreement or the transactions, including the Merger, contemplated hereby and shall not issue any such press release or make any such public statements or disclosures without the prior consent of the other Parties, which consent shall not be unreasonably withheld; provided, however, that nothing contained in this Section 7.7 shall be deemed to prohibit a Party from making any disclosure that legal counsel to such Party determines necessary in order to satisfy such Party’s disclosure obligations under applicable Law.

Section 7.8 Bancshares Shareholders Meeting.

(a) Bancshares shall take, in accordance with applicable Law and its charter and bylaws, all action necessary to call, give notice of, convene, and hold, as promptly as reasonably practicable after the date on which the Registration Statement becomes effective under the Securities Act, a meeting of Bancshares’ shareholders (including any adjournment or postponement thereof, the “Bancshares Meeting”) for the purpose of Bancshares’ shareholders considering and voting on approval of this Agreement, the Authorized Stock Amendment, the Amended and Restated Bancshares Charter, the Amended and Restated Bancshares Bylaws, the Series A Redemption Amendment, the Reverse Stock Split Amendment, the Bancshares Incentive Plan, and any other matters required to be approved by Bancshares’ shareholders for the consummation of the transactions contemplated hereby. Except with the prior approval of the SmartFinancial Parties (which will not be unreasonably withheld), no other matters shall be submitted for consideration by or approval of Bancshares’ shareholders at the Bancshares Meeting. Subject to Section 7.8(b), Bancshares and its board of directors (i) shall at all times prior to and during the Bancshares Meeting recommend to Bancshares’ shareholders the approval of this Agreement, the Authorized Stock Amendment, the Amended and Restated Bancshares Charter, the Amended and Restated Bancshares Bylaws, the Series A Redemption Amendment, the Reverse Stock Split Amendment, and the Bancshares Incentive Plan, and shall take all reasonable and lawful action to solicit and obtain such approvals of Bancshares’ shareholders, and (ii) shall not withdraw, modify, or qualify in any manner adverse to the SmartFinancial Parties their recommendation of this Agreement, the Authorized Stock Amendment, the Amended and Restated Bancshares Charter, the Amended and Restated Bancshares Bylaws, the Series A Redemption Amendment, the Reverse Stock Split Amendment, or the Bancshares Incentive Plan to Bancshares’ shareholders, or take any other action or make any other public statement inconsistent with such recommendation (the actions prohibited by this clause (ii) being referred to as a “Bancshares Change of Recommendation”). Notwithstanding any Bancshares Change of Recommendation, this Agreement and the Authorized Stock Amendment, the Amended and Restated Bancshares Charter, the Amended and Restated Bancshares Bylaws, the Series A Redemption

Amendment, the Reverse Stock Split Amendment, and the Bancshares Incentive Plan shall be submitted to the shareholders of Bancshares at the Bancshares Meeting for the purpose of Bancshares’ shareholders considering and voting on approval of this Agreement, the Authorized Stock Amendment, the Amended and Restated Bancshares Charter, the Amended and Restated Bancshares Bylaws, the Series A Redemption Amendment, the Reverse Stock Split Amendment, the Bancshares Incentive Plan and any other matters required to be approved by Bancshares’ shareholders for the consummation of the transactions contemplated hereby. Additionally, neither Bancshares nor Cornerstone shall submit to or for a vote of its shareholder(s) any Acquisition Proposal other than the transactions contemplated by this Agreement.

(b) Notwithstanding the foregoing, Bancshares and its board of directors may make a Bancshares Change of Recommendation if, but only if:

(i) The Cornerstone Parties have complied in all material respects with Section 7.1;

(ii) The Bancshares board of directors determines in good faith (after consultation with and based on the advice of outside legal counsel) that its failure to do so would result in a violation of its fiduciary duties under applicable Law; and

(iii) In the event the Bancshares Change of Recommendation stems from or is a result of, or relates in any manner to, an Acquisition Proposal, (A) the Bancshares board of directors has concluded in good faith, after giving effect to all of the adjustments which may be offered by the SmartFinancial Parties pursuant to clause (C) below, that such Acquisition Proposal constitutes a Superior Bancshares Proposal, (B) Bancshares notifies the SmartFinancial Parties at least five Business Days in advance of its intention to effect a Bancshares Change of Recommendation in response to such Superior Bancshares Proposal, and furnishes to the SmartFinancial Parties the identity of the Person making such Superior Bancshares Proposal and a copy of the proposed transaction agreements and all other documents relating to such Superior Bancshares Proposal, and (C) prior to effecting the Bancshares Change of Recommendation, the Cornerstone Parties shall, and shall cause their financial, legal, and other advisors to, for a period of five Business Days following Bancshares’ delivery of the notice referred to in clause (B) above, negotiate in good faith with the SmartFinancial Parties (to the extent the SmartFinancial Parties desire to so negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Bancshares Proposal.

Section 7.9 SmartFinancial Shareholders Meeting.

(a) SmartFinancial shall take, in accordance with applicable Law and its charter and bylaws, all action necessary to call, give notice of, convene, and hold, as promptly as reasonably practicable after the date on which the Registration Statement becomes effective under the Securities Act, a meeting of SmartFinancial’s shareholders (including any adjournment or postponement thereof, the “SmartFinancial Meeting”) for the purpose of SmartFinancial’s shareholders considering and voting on approval of this Agreement and any other matters required to be approved by SmartFinancial’s shareholders for the consummation of the transactions contemplated hereby. Except with the prior approval of the Cornerstone Parties (which will not be unreasonably withheld), no other matters shall be submitted for consideration by or approval of SmartFinancial’s shareholders at the SmartFinancial Meeting. Subject to Section 7.9(b), SmartFinancial and its board of directors (i) shall at all times prior to and during the SmartFinancial Meeting recommend to SmartFinancial’s shareholders the approval of this Agreement, and shall take all reasonable and lawful action to solicit and obtain such approval of SmartFinancial’s shareholders, and (ii) shall not withdraw, modify, or qualify in any manner adverse to the Cornerstone Parties their recommendation of this Agreement to SmartFinancial’s shareholders, or take any other action or make any other public statement inconsistent with such recommendation (the actions prohibited by this clause (ii) being referred to as a “ SmartFinancial Change of Recommendation”). Notwithstanding any SmartFinancial Change of Recommendation, this Agreement shall be submitted to the shareholders of SmartFinancial at the SmartFinancial Meeting for the purpose of SmartFinancial’s shareholders considering and voting on approval of this Agreement and any other matters required to be approved by SmartFinancial’s shareholders for the consummation of the transactions contemplated hereby.

Additionally, SmartFinancial shall not submit to or for a vote of its shareholders any Acquisition Proposal other than the transactions contemplated by this Agreement.

(b) Notwithstanding the foregoing, SmartFinancial and its board of directors may make a SmartFinancial Change of Recommendation if, but only if:

(i) The SmartFinancial Parties have complied in all material respects with Section 7.1;

(ii) The SmartFinancial board of directors determines in good faith (after consultation with and based on the advice of outside legal counsel) that its failure to do so would result in a violation of its fiduciary duties under applicable Law; and

(iii) In the event the SmartFinancial Change of Recommendation stems from or is a result of, or relates in any manner to, an Acquisition Proposal, (A) the SmartFinancial board of directors has concluded in good faith, after giving effect to all of the adjustments which may be offered by the Cornerstone Parties pursuant to clause (C) below, that such Acquisition Proposal constitutes a Superior SmartFinancial Proposal, (B) SmartFinancial notifies the Cornerstone Parties at least five Business Days in advance of its intention to effect a SmartFinancial Change of Recommendation in response to such Superior SmartFinancial Proposal, and furnishes to the Cornerstone Parties the identity of the Person making such Superior SmartFinancial Proposal and a copy of the proposed transaction agreements and all other documents relating to such Superior SmartFinancial Proposal, and (C) prior to effecting the SmartFinancial Change of Recommendation, the SmartFinancial Parties shall, and shall cause their financial, legal, and other advisors to, for a period of five Business Days following SmartFinancial’s delivery of the notice referred to in clause (B) above, negotiate in good faith with the Cornerstone Parties (to the extent the Cornerstone Parties desires to so negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior SmartFinancial Proposal.

Section 7.10 Employee and Benefit Matters.

(a) For a period of not less than six months after the Effective Time, SmartBank will provide, and the Surviving Corporation shall cause SmartBank to provide, employees of SmartBank immediately prior to the Effective Time who remain employed by SmartBank after the Effective Time with compensation and benefits substantially similar, in the aggregate, to that provided to such employees immediately prior to the Effective Time (excluding any compensation and benefits payable or accelerated as a result of the transactions contemplated by this Agreement). The SmartFinancial Benefit Plans maintained by, contributed to, or sponsored by SmartBank prior to the Effective Time shall at and after the Effective Time continue to be maintained by, contributed to, and sponsored by SmartBank, subject to their amendment, modification, and/or termination after the Effective Time in accordance with applicable Law and the terms and provisions of all documents, contracts, or agreements establishing such SmartFinancial Benefit Plans or pursuant to which they are maintained or administered.

(b) For a period of not less than six months after the Effective Time, Cornerstone will provide, and the Surviving Corporation shall cause Cornerstone to provide, employees of Cornerstone immediately prior to the Effective Time who remain employed by Cornerstone after the Effective Time with compensation and benefits substantially similar, in the aggregate, to that provided to such employees immediately prior to the Effective Time (excluding any compensation and benefits payable or accelerated as a result of the transactions contemplated by this Agreement). The Cornerstone Benefit Plans maintained by, contributed to, or sponsored by Cornerstone prior to the Effective Time shall at and after the Effective Time continue to be maintained by, contributed to, and sponsored by Cornerstone, subject to their amendment, modification, and/or termination after the Effective Time in accordance with applicable Law and the terms and provisions of all documents, contracts, or agreements establishing such Cornerstone Benefit Plans or pursuant to which they are maintained or administered.

(c) This Section 7.10 shall be binding upon and inure solely to the benefit of the Parties, and nothing in this Section 7.10, express or implied, shall confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 7.10. Nothing contained in this Section 7.10, express or implied, (i) shall be construed to establish, amend, or modify any benefit plan, program, agreement, or arrangement or (ii) shall alter or limit the ability of the Surviving Corporation, Cornerstone, or SmartBank, or any of their Affiliates, to after the Effective Time amend, modify, or terminate any benefit plan, program, agreement, or arrangement at any time assumed, established, sponsored, or maintained by any of them. The Parties acknowledge and agree that the provisions of this Section 7.10 shall not create any right in any employee of SmartBank or Cornerstone or any of their Subsidiaries, or any other Person, to continued employment with the Surviving Corporation, SmartBank, or Cornerstone, or any of their Subsidiaries (and shall not limit the right of the Surviving Corporation, SmartBank, or Cornerstone, or any of their Subsidiaries, to terminate the employment of any employee), or any compensation or benefits of any nature or kind whatsoever.

Section 7.11 Indemnification.

(a) For a period of six years after the Effective Time, Bancshares, as the Surviving Corporation, shall indemnify, defend, and hold harmless each of the current and former directors, officers, and employees of SmartFinancial, determined as of immediately prior to the Effective Time (each, an “Indemnified Party”), against any and all costs and expenses (including attorneys’ fees and expenses), judgments, fines, losses, claims, damages, and liabilities incurred in connection with any claim, action, suit, proceeding, or investigation, whether civil, criminal, administrative, or investigative, arising out of matters existing or occurring prior to the Effective Time, whether asserted or claimed prior to, at, or after the Effective Time, and based on or pertaining to the fact that he or she was a director, officer, or employee of SmartFinancial or was serving at the request of SmartFinancial as a director, officer, employee, agent, trustee, or partner of another corporation, partnership, trust, joint venture, employee benefit plan, or other entity, to the fullest extent such Indemnified Party would have been entitled to be so indemnified and held harmless, subject to applicable Law, under the charter and bylaws of SmartFinancial as in effect as of the date of this Agreement (including the provisions thereof, if any, relating to advances of expenses).

(b) Any Indemnified Party wishing to claim indemnification under this Section 7.11, upon learning of any such claim, action, suit, proceeding, or investigation, shall promptly notify the Surviving Corporation of the same; provided that the failure of the Indemnified Party to so notify the Surviving Corporation shall not relieve the Surviving Corporation of any liability it may have to such Indemnified Party if such failure does not actually and materially prejudice the Surviving Corporation. In the event of any such claim, action, suit, proceeding, or investigation (whether arising before or after the Effective Time), (i) the Surviving Corporation shall have the right to assume the defense thereof and the Surviving Corporation shall not be liable to the Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof, except that, (A) if the Surviving Corporation elects not to assume such defense or (B) if counsel for the Indemnified Party advises the Surviving Corporation that there are legal defenses available to the Indemnified Party that are different from or in addition to those available to the Surviving Corporation or that there are issues which raise conflicts of interest between the Surviving Corporation and the Indemnified Party that make joint representation inappropriate, the Indemnified Party may retain its own legal counsel and the Surviving Corporation shall pay, as statements therefor are received, the reasonable fees and expenses of such counsel for the Indemnified Party (which may not exceed one firm in any jurisdiction unless there are multiple Indemnified Parties who have conflicts of interest), (ii) the Indemnified Party will cooperate in the defense thereof, (iii) the Surviving Corporation shall not be liable for any settlement effected without its prior written consent, which shall not be unreasonably withheld, conditioned, or delayed, and (iv) the Surviving Corporation shall have no obligation hereunder in the event a federal or state banking agency or a court of competent jurisdiction shall determine that indemnification of an Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

(c) Prior to the Effective Time SmartFinancial shall obtain, and after the Effective Time the Surviving Corporation shall maintain, one or more “tail” liability insurance policies providing coverage for a period of six years after the Effective Time for Persons who are currently covered by SmartFinancial’s existing directors’ and officers’ liability insurance policy or policies (the “Tail Insurance”), which Tail Insurance shall provide for at least the same coverage and coverage amounts as, and contain terms and conditions no less advantageous than, those currently provided for by SmartFinancial’s existing directors’ and officers’ liability insurance policy or policies; provided, however, that, without the prior consent of Bancshares, SmartFinancial shall not expend for such Tail Insurance, on a per year basis, an amount in excess of 250% of the annual premium(s) paid by the SmartFinancial Parties for SmartFinancial’s current directors’ and officers’ liability insurance policy or policies.

(d) In the event the Surviving Corporation or any of its successors or assigns shall consolidate with or merge with or into any other Person and shall not be the continuing or surviving entity of such consolidation or merger, or shall transfer all or substantially all of its properties and assets to any other Person, then, and in each such case, proper provision shall be made so that the successors or assigns of the Surviving Corporation assume the obligations of the Surviving Corporation set forth in this Section 7.11.

(e) Any indemnification payments made pursuant to this Section 7.11 are subject to and conditioned upon their compliance with Section 18(k) of the Federal Deposit Insurance Act (12 U.S.C. §1828(k)) and the regulations promulgated thereunder by the FDIC (12 C.F.R. Part 359).

Section 7.12 Employment Agreements.  The Parties shall use commercially reasonable efforts to cause each of the individuals identified on Schedule 7.12 hereto to, at or prior to the Closing, execute and deliver an employment agreement providing for such individual’s employment with SmartFinancial and/or SmartBank, as the case may be (if executed and delivered prior to the Closing), or with Bancshares and/or SmartBank, as the case may be (if executed at the Closing), with such employment agreement to supersede and replace any prior employment agreement of such individual with SmartFinancial and/or SmartBank, which prior employment agreement shall be cancelled and have no further force or effect.

Section 7.13 Financing Transactions.  The Cornerstone Parties shall prior to the Effective Time use their reasonable best efforts to consummate and complete such Financing Transactions as may be necessary to facilitate the consummation of the transactions contemplated by this Agreement, including such as may be required to supplement the capital of the Cornerstone Parties in order to obtain the Regulatory Approvals. Subject to applicable Law, the SmartFinancial Parties will cooperate with and assist, to the extent reasonable, the Cornerstone Parties in connection with any such Financing Transactions.

Section 7.14 Registration Statement.

(a) As soon as reasonably practicable after the date hereof, the Parties will prepare and file with the SEC the Joint Proxy Statement/Prospectus and the Registration Statement (which will include the Joint Proxy Statement/Prospectus), which shall comply with all of the requirements of the Securities Act (and the rules and regulations thereunder) applicable thereto, for the purpose, among other things, of registering the Bancshares Common Stock and Bancshares SBLF Equivalent Stock that will be issued to holders of SmartFinancial Common Stock and SmartFinancial Series A Stock, respectively, in connection with the Merger pursuant to Article III of this Agreement. Bancshares shall use commercially reasonable efforts to cause the Registration Statement to become effective as soon as practicable after the filing thereof, to register or exempt from registration the Bancshares Stock to be issued to holders of SmartFinancial Stock under the securities Laws of all applicable jurisdictions (federal and state), and to keep the Registration Statement and such registrations or exemptions current and in effect for so long as is necessary to consummate the transactions contemplated by this Agreement. Bancshares shall have primary responsibility for preparing and filing the Registration Statement, provided that Bancshares shall afford the SmartFinancial Parties and their legal, financial, and accounting advisors a reasonable opportunity to review and provide comments on (i) the Registration Statement, before it is filed with the SEC, and (ii) all amendments and supplements to the Registration Statement and all responses to requests for additional information and replies to comments relating to the Registration Statement, before the same are filed with or submitted to the SEC. Each Party shall deliver to the other Parties copies of all material filings, correspondence, orders, and documents with, to, or from Governmental Entities, and shall promptly relay to the other Parties the substance of any material oral communications with, to, or from Governmental Entities, in each case pertaining or relating to the Registration Statement or any documents or materials related thereto.

(b) The Parties shall cooperate in the preparation of the Registration Statement and the Joint Proxy Statement/Prospectus for the purpose of submitting this Agreement and the transactions contemplated hereby (including the Authorized Stock Amendment, the Amended and Restated Bancshares Charter, the Amended and Restated Bancshares Bylaws, the Series A Redemption Amendment, the Reverse Stock Split Amendment, and the Bancshares Incentive Plan) to the shareholders of SmartFinancial and Bancshares, as applicable, for approval. Each Party will as promptly as practicable after the date hereof furnish all data and information relating to it and its Subsidiaries, and its and its Subsidiaries’ directors, officers, and shareholders, as the other Parties may reasonably request for the purpose of including such data and information in the Registration Statement and/or the Joint Proxy Statement/Prospectus. The SmartFinancial Parties expressly agree to cooperate with Bancshares and Bancshares’ legal and accounting advisors in requesting and obtaining appropriate opinions, consents, and letters from its financial advisor(s) and independent auditor(s), and in taking such other actions as may be reasonably requested by Bancshares, in connection with the Registration Statement or the Joint Proxy Statement/Prospectus. Each Party covenants and agrees that none of the information supplied or to be supplied by such Party for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement and/or any amendment or supplement thereto becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, (ii) the Joint Proxy Statement/Prospectus or any amendment or supplement thereto will, on the date the same is first mailed to shareholders of the Parties or at the time of the SmartFinancial Meeting or the Bancshares Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, or (iii) any other document filed with any Governmental Entity in connection with the transactions contemplated by this Agreement will, at the time such document is filed, fail to comply as to form, in all material respects, with the provisions of applicable Law. The Joint Proxy Statement/Prospectus will comply as to form, in all material respects, with all applicable requirements of the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by any Party with respect to statements made or incorporated by reference therein based on information supplied by any other Party for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus. Each Party covenants and agrees that, in the event such Party becomes aware of any information furnished by it that would cause any of the statements in the Registration Statement and/or the Joint Proxy Statement/Prospectus, or any other document filed with any Governmental Entity in connection with the transactions contemplated by this Agreement, to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, such Party will promptly inform the other Parties thereof in writing and take all necessary steps to correct the Registration Statement and/or Joint Proxy Statement/Prospectus, or other document, as applicable.

Section 7.15 Amendment of Bancshares Charter and Bylaws; Option Plan.

(a) As soon as reasonably practicable after the date of this Agreement, the board of directors of Bancshares shall adopt, in accordance with applicable Law and the charter and bylaws of Bancshares, amendments to the charter of Bancshares (i) increasing the number of authorized shares of Bancshares Common Stock to 40,000,000 shares (the “Authorized Stock Amendment”), and (ii) amending the terms of the Bancshares Series A Stock to provide that the Bancshares Series A Stock may be redeemed at the option of Bancshares at any time after March 31, 2015 (the “Series A Redemption Amendment,” and together with the Authorized Stock Amendment, collectively, the “Stock Amendments”), such Stock Amendments to be in a form and substance mutually agreed upon by the Parties. The Stock Amendments shall be submitted to the shareholders of Bancshares for approval at the Bancshares Meeting in accordance with Section 7.8. Assuming approval of the Stock Amendments by the shareholders of Bancshares in accordance with applicable Law and the charter and bylaws of Bancshares, prior to the Closing Bancshares shall duly execute the Stock Amendments and file the same with the Tennessee Secretary of State, with the Stock Amendments to be effective prior to or at the Effective Time.

(b) As soon as reasonably practicable after the date of this Agreement, the board of directors of Bancshares shall adopt, in accordance with applicable Law and the charter and bylaws of Bancshares, an amendment to the charter of Bancshares creating the Bancshares SBLF Equivalent Stock to be issued to holders of SmartFinancial Series A Stock in accordance with Article III hereof and determining the preferences, limitations, and relative rights of the Bancshares SBLF Equivalent Stock, such amendment to be in a form and substance mutually agreed upon by the Parties (the “Bancshares SBLF Equivalent Stock Amendment”). Prior to the Closing Bancshares shall duly execute the Bancshares SBLF Equivalent Stock Amendment and file the same with the Tennessee Secretary of State, with the Bancshares SBLF Equivalent Stock Amendment to be effective prior to or at the Effective Time.

(c) As soon as reasonably practicable after the date of this Agreement, the board of directors of Bancshares shall adopt, in accordance with applicable Law and the charter and bylaws of Bancshares, an amended and restated charter for Bancshares, the same to be in a form and substance mutually agreed upon by the Parties (the “Amended and Restated Bancshares Charter”), which Amended and Restated Bancshares Charter will, among other things, (i) change the name of the corporation to “SmartFinancial, Inc.” and (ii) change the address of the principal office of the corporation to 5401 Kingston Pike, Suite 600, Knoxville, Tennessee 37919. The Amended and Restated Bancshares Charter shall be submitted to the shareholders of Bancshares for approval at the Bancshares Meeting in accordance with Section 7.8. Assuming approval of the Amended and Restated Bancshares Charter by the shareholders of Bancshares in accordance with applicable Law and the charter and bylaws of Bancshares, prior to or at the Closing Bancshares shall duly execute the Amended and Restated Bancshares Charter and deliver the same for filing with the Tennessee Secretary of State, with the Amended and Restated Bancshares Charter to be effective at or immediately following the Effective Time.

(d) As soon as reasonably practicable after the date of this Agreement, the board of directors of Bancshares shall adopt, in accordance with applicable Law and the charter and bylaws of Bancshares, amended and restated bylaws for Bancshares, the same to be in a form and substance mutually agreed upon by the Parties (the “Amended and Restated Bancshares Bylaws”), which Amended and Restated Bancshares Bylaws shall express state that they will be effective, as the bylaws of the Surviving Corporation, at or immediately following the Effective Time. The Amended and Restated Bancshares Bylaws shall be submitted to the shareholders of Bancshares for approval at the Bancshares Meeting in accordance with Section 7.8.

(e) As soon as reasonably practicable after the date of this Agreement, the board of directors of Bancshares shall adopt, in accordance with applicable Law and the charter and bylaws of Bancshares, an amendment to the charter of Bancshares which provides that, at the effective time of the amendment, each four shares of Bancshares Common Stock issued and outstanding immediately prior to the effective time of the amendment will be, automatically and without any action on the part of the holder(s) hereof, combined and converted into one share of Bancshares Common Stock (the “Reverse Stock Split Amendment”). The Reverse Stock Split Amendment shall be in a form and substance mutually agreed upon by the Parties. The Reverse Stock Split Amendment shall be submitted to the shareholders of Bancshares for approval at the Bancshares Meeting in accordance with Section 7.8. Assuming approval of the Reverse Stock Split Amendment by the shareholders of Bancshares in accordance with applicable Law and the charter and bylaws of Bancshares, Bancshares shall duly execute the Reverse Stock Split Amendment and file the same with the Tennessee Secretary of State in order to facilitate the NASDAQ Listing (as defined below). The combination of issued and outstanding shares of Bancshares Common Stock to be effected by the Reverse Stock Split Amendment is sometimes referred to in this Agreement as the “Reverse Stock Split.”

(f) As soon as reasonably practicable after the date of this Agreement, the board of directors of Bancshares shall adopt, in accordance with applicable Law and the charter and bylaws of Bancshares, the Bancshares Incentive Plan. The Bancshares Incentive Plan shall be submitted to the shareholders of Bancshares for approval at the Bancshares Meeting in accordance with Section 7.8.

Section 7.16 Exchange Listing.  Bancshares shall use its reasonable best efforts to list, prior to the Effective Time, on NASDAQ (subject to official notice of issuance) the shares of Bancshares Common Stock to be issued in the form of Merger Consideration in accordance with this Agreement (the “NASDAQ Listing”), and Bancshares shall give all notices to and make all filings with NASDAQ required in connection with the transactions contemplated herein.

Section 7.17 Bancshares, Cornerstone, and SmartBank Directors and Officers.

(a) Prior to or at the Effective Time, Bancshares shall take all action necessary such that at or immediately after the Effective Time the board of directors of the Surviving Corporation will be composed of the 11 individuals set forth on Schedule 7.17(a) hereto, of which seven have been designed by the SmartFinancial Parties (such individuals the “Continuing SmartFinancial Directors”) and four have been designated by the Cornerstone Parties (such individuals the “Continuing Cornerstone Directors”). Subject to applicable Law, for a period of not less than three years after the Effective Time, the number of directors constituting the Surviving Corporation’s board of directors shall be not less than 11, with seven of such directors to be nominated or appointed by the Continuing SmartFinancial Directors (by a majority vote of such individuals) and four of such directors to be nominated or appointed by the Continuing Cornerstone Directors (by a majority vote of such individuals).

(b) Prior to or at the Effective Time, Bancshares and Cornerstone shall take all action necessary such that William (Billy) Y. Carroll, Jr. will, at or immediately after the Effective Time, be appointed to the board of directors of Cornerstone.

(c) Prior to or at the Effective Time, SmartFinancial and SmartBank shall take all action necessary such that W. Miller Welborn will, at or immediately after the Effective Time, be appointed to the board of directors of SmartBank.

(d) For a period of not less than three years after the Effective Time, W. Miller Welborn shall serve as chairman and William (Bill) Carroll, Sr. shall serve as vice-chairman of the board of directors of the Surviving Corporation, subject to such individuals’ annual election or appointment to the board of directors of the Surviving Corporation, to applicable Law, and to such individuals’ earlier death, resignation, or removal from office.

Section 7.18 Notice of Dissenters’ Rights Matters.  Prior to the Effective Time, the Cornerstone Parties shall give the SmartFinancial Parties prompt notice of their receipt of any notice, demand, or other instrument or communication relating to dissenters’ rights (including any notice of intent to demand payment or any withdrawal of any such notice) provided by or on behalf of any shareholder of Bancshares pursuant to Chapter 23 of the Corporation Act. Likewise, prior to the Effective Time, the SmartFinancial Parties shall give the Cornerstone Parties prompt notice of their receipt of any notice, demand, or other instrument or communication relating to dissenters’ rights (including any notice of intent to demand payment or any withdrawal of any such notice) provided by or on behalf of any shareholder of SmartFinancial pursuant to Chapter 23 of the Corporation Act.

Section 7.19 Decisions as to Post-Transaction Matters.  Any and all decisions prior to the Effective Time as to the following matters impacting the Surviving Corporation shall be made jointly by Bancshares and SmartFinancial (each acting through its respective board of directors):

(a) The charters of committees of the board of directors of the Surviving Corporation;

(b) The composition of committees of the board of directors of the Surviving Corporation;

(c) The form, terms, and provisions of any employment or other Contract between Bancshares (including as the Surviving Corporation), SmartFinancial, Cornerstone, or SmartBank and any director, officer, or employee of Bancshares (including as the Surviving Corporation), SmartFinancial, Cornerstone, or SmartBank; and

(d) Any Financing Transaction or other capital accumulation transaction or activities necessary for the consummation of the transactions contemplated by this Agreement.

ARTICLE VIII
CONDITIONS TO CONSUMMATION OF THE MERGER

Section 8.1 Conditions to Each Party’s Obligation to Consummate the Merger.  The respective obligation of each Party to consummate the Merger and the other transactions contemplated by this Agreement is subject to the satisfaction or, to the extent permitted by applicable Law, written waiver by such Party prior to the Closing of each of the following conditions (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions):

(a) Shareholder Approval of Agreement.  This Agreement shall have been duly approved by (i) the shareholders of Bancshares in accordance with Bancshares’ charter and bylaws and applicable Law and (ii) the shareholders of SmartFinancial in accordance with the charter and bylaws of SmartFinancial and applicable Law.

(b) Governmental Approvals.  All approvals, consents, and waivers from or of Governmental Entities (including without limitation the Regulatory Approvals) required to consummate the transactions contemplated by this Agreement shall have been obtained and shall be in full force and effect, and all statutory waiting periods in respect thereof shall have expired, and no such approval, consent, or waiver shall contain any condition, restriction, or requirement that the SmartFinancial board of directors or the Bancshares board of directors reasonably determines in good faith would, individually or in the aggregate with one or more other conditions, restrictions, or requirements, materially reduce the benefits of the transactions contemplated by this Agreement to such a degree that SmartFinancial (in the case of a determination by the SmartFinancial board of directors) or Bancshares (in the case of a determination by the Bancshares board of directors) would not have entered into this Agreement had such condition(s), restriction(s), or requirement(s) been known as of the date of this Agreement (any such condition, restriction, or requirement, a “Burdensome Condition”); provided, however, that (i) any condition, restriction, or requirement imposed by a Governmental Entity which is customarily imposed in published orders or approvals for transactions such as the Merger shall not be deemed to be a Burdensome Condition and (ii) prior to declaring a Burdensome Condition and electing not to consummate the transactions contemplated hereby as a result thereof, SmartFinancial or Bancshares, as applicable, shall use commercially reasonable efforts to negotiate with the relevant Governmental Entity a modification to the condition, restriction, or requirement to reduce the burdensome nature thereof such that the condition, restriction, or requirement no longer constitutes a Burdensome Condition.

(c) No Injunction; Illegality.  There shall not be in effect any order, decree, or injunction of any Governmental Entity that enjoins or prohibits the consummation of the Merger, and no Governmental Entity shall have instituted any action, suit, or proceeding for the purpose of enjoining or prohibiting the consummation of the Merger. No Law shall have been enacted, entered, promulgated, or enforced by any Governmental Entity which prohibits or makes illegal the consummation of the Merger.

(d) Registration Statement.  The Registration Statement, covering the Bancshares Common Stock and the Bancshares SBLF Equivalent Stock to be issued to holders of SmartFinancial Common Stock and SmartFinancial Series A Stock, respectively, in connection with the Merger, shall have become effective under the Securities Act and no stop order suspending such effectiveness shall be in effect, and no action, suit, proceeding, or investigation by the SEC to suspend the effectiveness of the Registration Statement shall have been initiated, continuing, or threatened and unresolved, and all necessary registrations, consents, approvals, and notices under state securities Laws relating to the issuance of the Bancshares Stock to be issued in connection with the Merger shall have been filed and received.

(e) Dissenting Shareholders.  The holders of not more than 7% of the outstanding shares of SmartFinancial Common Stock and Bancshares Common Stock, taken together in the aggregate, shall have perfected and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Chapter 23 of the Corporation Act.

(f) Authorized Stock Amendment.  The Authorized Stock Amendment shall have been duly approved by the shareholders of Bancshares in accordance with applicable Law and the charter and bylaws of Bancshares, and the same shall have been filed with the Tennessee Secretary of State in accordance with the provisions of Section 7.15(a).

(g) Redemption of Bancshares Series A Stock.  Bancshares shall have redeemed, or shall have taken all action necessary or advisable for the redemption at the Effective Time of, the issued and outstanding shares of Bancshares Series A Stock.

(h) SmartFinancial Series A Stock.  SmartFinancial and Bancshares shall have taken all actions necessary to provide for, and shall have received all consents, approvals, and authorizations required for, the exchange at the Effective Time of the issued and outstanding shares of SmartFinancial Series A Stock for shares of Bancshares SBLF Equivalent Stock to be issued in the form of Merger Consideration pursuant to Section 3.1, all in accordance with the charter, bylaws, and other governing documents of SmartFinancial, the terms of the Treasury SBLF Agreement, and the terms of any other agreements pursuant to which the shares of SmartFinancial Series A Stock were issued or required to be entered into in order to effect such exchange.

(i) Financing Transactions.  The Cornerstone Parties shall have consummated and completed such Financing Transactions as may be necessary to supplement the capital of the Cornerstone Parties in order to obtain the approvals, consents, and waivers described in Section 8.1(b).

(j) Carroll Employment Agreements.  William (Billy) Y. Carroll, Jr. shall have entered into an employment agreement with the Surviving Corporation and SmartBank providing for his employment as president and chief executive officer of the Surviving Corporation and SmartBank for a period of three years after the Effective Time, with such employment agreement to supersede and replace any prior employment agreement of William (Billy) Y. Carroll, Jr. with SmartFinancial and/or SmartBank, which prior employment agreement shall be cancelled and have no further force or effect. William (Bill) Carroll, Sr. shall have entered into an employment agreement with SmartBank providing for his employment after the Effective Time as director of business development of SmartBank, with such employment agreement to supersede and replace any prior employment agreement of William (Bill) Carroll, Sr. with SmartFinancial and/or SmartBank, which prior employment agreement shall be cancelled and have no further force or effect.

Section 8.2 Conditions to Obligations of Cornerstone Parties to Consummate the Merger.  The obligation of each of Bancshares and Cornerstone to consummate the Merger and the other transactions contemplated hereby is also subject to the satisfaction or written waiver by Bancshares and Cornerstone prior to the Closing of each of the following conditions (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions):

(a) Representations and Warranties of SmartFinancial Parties.  The representations and warranties of the SmartFinancial Parties contained in Section 5.2(a) (Organization and Qualification), Section 5.2(c) (Capitalization), Section 5.2(d) (Authority), Section 5.2(i) (Financial Statements), and Section 5.2(w) (Broker Fees) shall be true and correct in all respects, except for inaccuracies which, individually and in the aggregate, are de minimis in both amount and impact. The representations and warranties of the SmartFinancial Parties contained in Article V (including the representations and warranties of the SmartFinancial Parties contained in Section 5.2(a) (Organization and Qualification), Section 5.2(c) (Capitalization), Section 5.2(d) (Authority), Section 5.2(i) (Financial Statements), and Section 5.2(w) (Broker Fees)) shall be true and correct in all respects, except where the failure of such representations and warranties to be so true and correct has not had or resulted in, and could not reasonably be expected to have or result in, individually or in the aggregate, a SmartFinancial Material Adverse Effect; provided that, for purposes of this sentence only, those representations and warranties containing or subject to a materiality, SmartFinancial Material Adverse Effect, or Knowledge qualifier shall be deemed not to include or be subject to any such qualifier. For purposes of this Section 8.2(a), the true and correct nature of the representations and warranties of the SmartFinancial Parties set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Closing Date with the same effect as though all such representations and warranties had been made on and as of the Closing Date, provided that representations and warranties which are confined to a specific date or time shall speak only as of such date or time.

(b) Performance of Obligations of SmartFinancial Parties.  The SmartFinancial Parties shall have performed and complied with, in all material respects, all obligations and covenants required to be performed and complied with by them under this Agreement prior to or at the Closing.

(c) No SmartFinancial Material Adverse Effect.  Since June 30, 2014, there shall not have been or occurred any SmartFinancial Material Adverse Effect.

(d) Officers’ Certificate.  The Cornerstone Parties shall have received a certificate, dated as of the Closing Date, signed by the chief executive officer and the chief financial officer of each of SmartFinancial and SmartBank, and otherwise in form and substance reasonably satisfactory to the Cornerstone Parties, to the effect that the conditions set forth in Section 8.2(a), Section 8.2(b), and Section 8.2(c) have been satisfied.

(e) Third Party Consents.  All of the consents, approvals, and waivers required to be obtained by the SmartFinancial Parties in connection with the consummation of the transactions contemplated by this Agreement (including without limitation those set forth on Schedule 5.2(f) of the SmartFinancial Disclosure Memorandum, but excluding those contemplated by Section 8.1(b)) shall have been obtained and the SmartFinancial Parties shall have delivered to the Cornerstone Parties such evidence of the same as the Cornerstone Parties may reasonably request.

(f) Tax Opinion of Bancshares Counsel.  Bancshares shall have received an opinion of Miller & Martin PLLC, legal counsel to Bancshares, dated as of the Closing Date and in form and substance reasonably satisfactory to Bancshares, to the effect that, on the basis of facts, representations, and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering its opinion, such counsel may require and rely upon representations contained in certificates of officers of the Cornerstone Parties and the SmartFinancial Parties, reasonably satisfactory in form and substance to such counsel.

Section 8.3 Conditions to Obligations of SmartFinancial Parties to Consummate the Merger.  The obligation of each of SmartFinancial and SmartBank to consummate the Merger and the other transactions contemplated hereby is also subject to the satisfaction or written waiver by SmartFinancial and SmartBank prior to the Closing of each of the following conditions (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions):

(a) Representations and Warranties of Cornerstone Parties.  The representations and warranties of the Cornerstone Parties contained in Section 4.2(a) (Organization and Qualification), Section 4.2(c) (Capitalization), Section 4.2(d) (Authority), Section 4.2(i) (Financial Statements; Internal Controls), and Section 4.2(w) (Broker Fees) shall be true and correct in all respects, except for inaccuracies which, individually and in the aggregate, are de minimis in both amount and impact. The representations and warranties of the Cornerstone Parties contained in Article IV (including the representations and warranties of the Cornerstone Parties contained in Section 4.2(a) (Organization and Qualification), Section 4.2(c) (Capitalization), Section 4.2(d) (Authority), Section 4.2(i) (Financial Statements; Internal Controls), and Section 4.2(w) (Broker Fees)) shall be true and correct in all respects, except where the failure of such representations and warranties to be so true and correct has not had or resulted in, and could not reasonably be expected to have or result in, individually or in the aggregate, a Cornerstone Material Adverse Effect; provided that, for purposes of this sentence only, those representations and warranties containing or subject to a materiality, Bancshares Material Adverse Effect, or Knowledge qualifier shall be deemed not to include or be subject to any such qualifier. For purposes of this Section 8.3(a), the true and correct nature of the representations and warranties of the Cornerstone Parties set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Closing Date with the same effect as though all such representations and warranties had been made on and as of the Closing Date, provided that representations and warranties which are confined to a specific date or time shall speak only as of such date or time.

(b) Performance of Obligations of Cornerstone Parties.  The Cornerstone Parties shall have performed and complied with, in all material respects, all obligations and covenants required to be performed and complied with by them under this Agreement prior to or at the Closing.

(c) No Bancshares Material Adverse Effect.  Since June 30, 2014, there shall not have been or occurred any Bancshares Material Adverse Effect.

(d) Officers’ Certificate.  The SmartFinancial Parties shall have received a certificate, dated as of the Closing Date, signed by the chief executive officer and the chief financial officer of each of Bancshares and Cornerstone, and otherwise in form and substance reasonably satisfactory to the SmartFinancial Parties, to the effect that the conditions set forth in Section 8.3(a), Section 8.3(b), and Section 8.3(c) have been satisfied.

(e) Third Party Consents.  All of the consents, approvals, and waivers required to be obtained by the Cornerstone Parties in connection with the consummation of the transactions contemplated by this Agreement (including without limitation those set forth on Schedule 4.2(f) of the Cornerstone Disclosure Memorandum, but excluding those contemplated by Section 8.1(b)) shall have been obtained and the Cornerstone Parties shall have delivered to the SmartFinancial Parties such evidence of the same as the SmartFinancial Parties may reasonably request.

(f) Tax Opinion of SmartFinancial Counsel.  SmartFinancial shall have received an opinion of Butler Snow LLP, legal counsel to SmartFinancial, dated as of the Closing Date and in form and substance reasonably satisfactory to SmartFinancial, to the effect that, on the basis of facts, representations, and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering its opinion, such counsel may require and rely upon representations contained in certificates of officers of the SmartFinancial Parties and the Cornerstone Parties, reasonably satisfactory in form and substance to such counsel.

(g) Delivery of Merger Consideration.  Bancshares shall have delivered, or caused to be delivered, to the Exchange Agent a certificate or certificates, or at Bancshares’ option evidence of shares in book entry form, representing the number of shares of Bancshares Stock issuable to holders of SmartFinancial Stock in the form of Merger Consideration, and the SmartFinancial Parties shall have received from Bancshares such evidence of the same as the SmartFinancial Parties may reasonably request.

(h) Evidence of Charter Amendments.  The SmartFinancial Parties shall have received from the Cornerstone Parties such evidence of (i) the filing of the Authorized Stock Amendment and the Series A Redemption Amendment with the Tennessee Secretary of State in accordance with the provisions of Section 7.15(a), (ii) the filing of the Bancshares SBLF Equivalent Stock Amendment with the Tennessee Secretary of State in accordance with the provisions of Section 7.15(b), and (iii) the filing of the Reverse Stock Split Amendment with the Tennessee Secretary of State in accordance with the provisions of Section 7.15(e) as the SmartFinancial Parties shall reasonably request.

(i) Amended and Restated Bancshares Charter.  The Amended and Restated Bancshares Charter shall have been duly approved by the shareholders of Bancshares in accordance with applicable Law and the charter and bylaws of Bancshares and Bancshares shall have filed the same with the Tennessee Secretary of State in accordance with the provisions of Section 7.15(c), and the Cornerstone Parties shall have delivered to the SmartFinancial Parties such evidence of the filing of the Amended and Restated Bancshares Charter as the SmartFinancial Parties shall reasonably request.

(j) Amended and Restated Bancshares Bylaws.  The Amended and Restated Bancshares Bylaws shall have been duly approved by the shareholders of Bancshares in accordance with applicable Law and the charter and bylaws of Bancshares, and the Cornerstone Parties shall have delivered to the SmartFinancial Parties such evidence of the same as the SmartFinancial Parties shall reasonably request.

(k) Director Resignations.  Each member of the board of directors of Bancshares not identified on Schedule 7.17(a) hereto as a member of the post-Merger board of directors of the Surviving Corporation shall have delivered to Bancshares a written resignation whereby such Person resigns from the

Bancshares board of directors effective as of the Effective Time, and the Cornerstone Parties shall have delivered to the SmartFinancial Parties such evidence of the same as the SmartFinancial Parties shall reasonably request.

(l) Bancshares Incentive Plan.  The Bancshares Incentive Plan shall have been duly adopted by the board of directors of Bancshares and duly approved by the shareholders of Bancshares in accordance with applicable Law and the charter and bylaws of Bancshares, and the Cornerstone Parties shall have delivered to the SmartFinancial Parties such evidence of the same as the SmartFinancial Parties shall reasonably request.

ARTICLE IX
TERMINATION

Section 9.1 Termination.  This Agreement may be terminated, and the transactions contemplated hereby may be abandoned, at any time prior to the Effective Time:

(a) By mutual written consent of SmartFinancial, SmartBank, Bancshares, and Cornerstone.

(b) By the SmartFinancial Parties (provided that neither SmartFinancial nor SmartBank is then in material breach of any representation, warranty, covenant, or agreement contained herein), in the event of a breach by Bancshares or Cornerstone of any representation, warranty, covenant, or agreement contained in this Agreement, or by the Cornerstone Parties (provided that neither Bancshares nor Cornerstone is then in material breach of any representation, warranty, covenant, or agreement contained herein), in the event of a breach by SmartFinancial or SmartBank of any representation, warranty, covenant, or agreement contained in this Agreement, in either case which breach (i) would result in the failure of any of the conditions set forth in Article VIII and (ii) cannot be or has not been cured within 30 days after written notice to the breaching Party of such breach.

(c) By either the SmartFinancial Parties or the Cornerstone Parties, (i) in the event the shareholders of Bancshares fail to approve, by the requisite vote, this Agreement at the Bancshares Meeting, provided that the Cornerstone Parties shall only be entitled to exercise their right of termination under this Section 9.1(c)(i) if the Cornerstone Parties have complied with, and there has been no breach or violation by the Cornerstone Parties of, their obligations and covenants set forth in Section 7.8; (ii) in the event the shareholders of SmartFinancial fail to approve, by the requisite vote, this Agreement at the SmartFinancial Meeting, provided that the SmartFinancial Parties shall only be entitled to exercise their right of termination under this Section 9.1(c)(ii) if the SmartFinancial Parties have complied with, and there has been no breach or violation by the SmartFinancial Parties of, their obligations and covenants set forth in Section 7.9; or (iii) in the event the holders of more than 7% of the outstanding shares of SmartFinancial Common Stock and Bancshares Common Stock, taken together in the aggregate, shall have perfected and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Chapter 23 of the Corporation Act.

(d) By either the SmartFinancial Parties or the Cornerstone Parties, in the event any approval, consent, or waiver of or from any Governmental Entity required to consummate the transactions contemplated by this Agreement shall have been denied by final and non-appealable action of such Governmental Entity or any application therefor shall have been permanently withdrawn at the request of a Governmental Entity; provided, however, that the SmartFinancial Parties shall not be entitled to exercise their right of termination under this Section 9.1(d) if such denial or withdrawal shall be due to the failure of SmartFinancial or SmartBank to perform or observe its obligations and covenants set forth in this Agreement, and that the Cornerstone Parties shall not be entitled to exercise their right of termination under this Section 9.1(d) if such denial or withdrawal shall be due to the failure of Bancshares or Cornerstone to perform or observe its obligations and covenants set forth in this Agreement.

(e) By either the SmartFinancial Parties or the Cornerstone Parties, in the event any court or other Governmental Entity of competent jurisdiction shall have issued a final, non-appealable order enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement; provided, however, that the SmartFinancial Parties shall not be entitled to exercise their right of termination under this Section 9.1(e) if such action of such court or other Governmental Entity shall be due to the failure of SmartFinancial or SmartBank to perform or observe its obligations and covenants set forth in this Agreement, and that the Cornerstone Parties shall not be entitled to exercise their right of termination under this Section 9.1(e) if such action of such court or other Governmental Entity shall be due to the failure of Bancshares or Cornerstone to perform or observe its obligations and covenants set forth in this Agreement.

(f) By either the SmartFinancial Parties or the Cornerstone Parties, in the event the Merger is not consummated by September 30, 2015, unless (i) in the event of termination by the SmartFinancial Parties, the failure to consummate the Merger by such date shall be due to the failure of SmartFinancial or SmartBank to perform or observe its obligations and covenants set forth in this Agreement, and (ii) in the event of termination by the Cornerstone Parties, the failure to consummate the Merger by such date shall be due to the failure of Bancshares or Cornerstone to perform or observe its obligations and covenants set forth in this Agreement.

(g) By the SmartFinancial Parties, in the event (i) of any breach by Bancshares or Cornerstone of Section 7.1 or Section 7.8 of this Agreement or (ii) the board of directors of Bancshares does not publicly recommend in the Joint Proxy Statement/Prospectus the approval of this Agreement by the shareholders of Bancshares or, after having made such recommendation, subsequently makes a Bancshares Change of Recommendation.

(h) By the Cornerstone Parties, in the event (i) of any breach by SmartFinancial or SmartBank of Section 7.1 or Section 7.9 of this Agreement, or (ii) the board of directors of SmartFinancial does not publicly recommend in the Joint Proxy Statement/Prospectus the approval of this Agreement by the shareholders of SmartFinancial or, after having made such recommendation, subsequently makes a SmartFinancial Change of Recommendation.

(i) By the SmartFinancial Parties, in the event a tender offer or exchange offer for 10% or more of any class or series of outstanding shares of Bancshares Stock is commenced (other than by the SmartFinancial Parties) and the Bancshares board of directors recommends that the shareholders of Bancshares tender their shares in such tender or exchange offer or otherwise fails to recommend that such shareholders reject such tender offer or exchange offer.

(j) By the Cornerstone Parties, in the event a tender offer or exchange offer for 10% or more of any class or series of outstanding shares of SmartFinancial Stock is commenced (other than by the Cornerstone Parties) and the SmartFinancial board of directors recommends that the shareholders of SmartFinancial tender their shares in such tender or exchange offer or otherwise fails to recommend that such shareholders reject such tender offer or exchange offer.

(k) By the SmartFinancial Parties, at any time prior to the approval of this Agreement by the shareholders of SmartFinancial, for the purpose of entering into an agreement with respect to a Superior SmartFinancial Proposal; provided that there has been no breach by SmartFinancial or SmartBank of Section 7.1 or Section 7.9 of this Agreement.

(l) By the Cornerstone Parties, at any time prior to the approval of this Agreement by the shareholders of Bancshares, for the purpose of entering into an agreement with respect to a Superior Bancshares Proposal; provided that there has been no breach by Bancshares or Cornerstone of Section 7.1 or Section 7.8 of this Agreement.

Section 9.2 Effect of Termination.  In the event of the termination of this Agreement in accordance with this Article IX, this Agreement shall, subject to Section 9.3, become null and void and have no further force or effect and the Parties shall have no further or continuing liability or obligations under this Agreement, except that (a) Section 7.3(c), this Section 9.2, Section 9.3, and Article X of this Agreement shall survive any termination of this Agreement and (b) notwithstanding anything to the contrary contained in this Agreement, no Party shall be relieved of or released from any liability or damages arising out of such Party’s fraud or willful or intentional breach of any provision of this Agreement.

Section 9.3 Termination Fee.

(a) In the event (i) this Agreement is terminated by the SmartFinancial Parties pursuant to Section 9.1(b) and the Bancshares or Cornerstone breach giving rise to termination is knowing, willful, or intentional and (ii) within 12 months after the date of termination Bancshares or Cornerstone consummates or enters into any agreement with respect to an Acquisition Proposal, the Cornerstone Parties (1) shall pay to the SmartFinancial Parties a termination fee of $1,200,000 and (2) shall reimburse the SmartFinancial Parties for all reasonable costs and expenses incurred by the SmartFinancial Parties through the date of termination in connection with this Agreement or the transactions contemplated hereby.

(b) In the event (i) this Agreement is terminated by the Cornerstone Parties pursuant to Section 9.1(b) and the SmartFinancial or SmartBank breach giving rise to termination is knowing, willful, or intentional and (ii) within 12 months after the date of termination SmartFinancial or SmartBank consummates or enters into any agreement with respect to an Acquisition Proposal, the SmartFinancial Parties (1) shall pay to the Cornerstone Parties a termination fee of $1,200,000 and (2) shall reimburse the Cornerstone Parties for all reasonable costs and expenses incurred by the Cornerstone Parties through the date of termination in connection with this Agreement or the transactions contemplated hereby.

(c) In the event this Agreement is terminated by the SmartFinancial Parties pursuant to Section 9.1(g) or Section 9.1(i), the Cornerstone Parties (1) shall pay to the SmartFinancial Parties a termination fee of $1,200,000 and (2) shall reimburse the SmartFinancial Parties for all costs and expenses incurred by the SmartFinancial Parties through the date of termination in connection with this Agreement or the transactions contemplated hereby.

(d) In the event this Agreement is terminated by the Cornerstone Parties pursuant to Section 9.1(h) or Section 9.1(j), the SmartFinancial Parties (1) shall pay to the Cornerstone Parties a termination fee of $1,200,000 and (2) shall reimburse the Cornerstone Parties for all costs and expenses incurred by the Cornerstone Parties through the date of termination in connection with this Agreement or the transactions contemplated hereby.

(e) In the event this Agreement is terminated by the SmartFinancial Parties pursuant to Section 9.1(k), the SmartFinancial Parties (1) shall pay to the Cornerstone Parties a termination fee of $1,200,000 and (2) shall reimburse the Cornerstone Parties for all costs and expenses incurred by the Cornerstone Parties through the date of termination in connection with this Agreement or the transactions contemplated hereby.

(f) In the event this Agreement is terminated by the Cornerstone Parties pursuant to Section 9.1(l), the Cornerstone Parties (1) shall pay to the SmartFinancial Parties a termination fee of $1,200,000 and (2) shall reimburse the SmartFinancial Parties for all costs and expenses incurred by the SmartFinancial Parties through the date of termination in connection with this Agreement or the transactions contemplated hereby.

(g) Any termination fee payable in accordance with this Section 9.3 shall be paid by wire transfer of immediately available funds to an account designated by the Parties entitled to receive the same. Any termination fee payable pursuant to Section 9.3(a) or Section 9.3(b) shall be paid by the Parties obligated to make payment within two Business Days after such Parties’ receipt of a payment demand notice from the Parties entitled to receive the same. Any termination fee payable pursuant to Section 9.3(c), Section 9.3(d), Section 9.3(e), or Section 9.3(f) shall be payable at the time of the termination of this Agreement. The Parties acknowledge that the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement, that absent such agreements the Parties would not have entered into this Agreement, and that the termination fees provided for do not constitute a penalty or liquidated damages in the event of a breach of this Agreement (but that the termination fee provided for in Section 9.3(e) does constitute liquidated damages and the sole remedy of the Cornerstone Parties in the event this Agreement is terminated by the SmartFinancial Parties pursuant to Section 9.1(k) and that the termination fee provided for in Section 9.3(f) does constitute liquidated damages and the sole remedy of the SmartFinancial Parties in the event this Agreement is terminated by the Cornerstone

Parties pursuant to Section 9.1(l)). In the event a Party fails to timely make payment of any amounts due and payable by such Party under this Section 9.3, such Party shall pay the costs and expenses (including reasonable attorneys’ fees and expenses and court costs) incurred by the Parties entitled to receive payment of such amounts in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on the amount of any such amounts unpaid at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment.

(h) For the avoidance of doubt, no termination fee shall be payable, and no costs or expenses shall be reimbursable, by either the SmartFinancial Parties or the Cornerstone Parties in the event this Agreement is terminated pursuant to Section 9.1(a), Section 9.1(c), Section 9.1(d), Section 9.1(e), Section 9.1(f), Section 9.1(m), or Section 9.1(n).

ARTICLE X
MISCELLANEOUS

Section 10.1 Survival.  None of the representations, warranties, covenants, or agreements contained in this Agreement shall survive the Effective Time (other than those covenants and agreements contained herein that by their express terms are to be observed or performed after the Effective Time) or the termination of this Agreement (other than Section 7.3(c), Section 9.2, Section 9.3, and this Article X, each of which shall survive any such termination). Notwithstanding the foregoing or anything else in this Agreement to the contrary, none of the representations, warranties, covenants, or agreements contained in this Agreement shall be deemed to be terminated or extinguished so as to deprive any Party hereto or any of its Affiliates of any defense, at law or in equity, which otherwise would be available against the claims of any Person, including without limitation any shareholder or former shareholder.

Section 10.2 Interpretation.  When reference is made in this Agreement to an Article, Section, Exhibit, or Schedule, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement, unless otherwise indicated. The headings appearing in this Agreement have been inserted for purposes of convenience of reference only and shall not affect the meaning of, or be given any force or effect in the construction or interpretation of, this Agreement. Whenever the words “include,” “includes,” and “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not actually followed by such words. Any singular term used in this Agreement shall be deemed to include the plural, and any plural term the singular. Any gender reference in this Agreement shall be deemed to include all genders. Whenever the words “as of the date hereof” are used in this Agreement, such date shall be deemed the date of this Agreement. The Parties have participated jointly in the negotiation and drafting of this Agreement, and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

Section 10.3 Amendment; Waiver.  This Agreement may be amended, modified, or supplemented at any time prior to the filing of the Articles of Merger with the Tennessee Secretary of State by, but only by, a written instrument executed by each of the Parties; provided that, (a) after the approval of this Agreement by the shareholders of SmartFinancial, this Agreement may not be amended, modified, or supplemented so as to change (i) the amount or kind of consideration to be received hereunder by holders of SmartFinancial Stock or (ii) any other provision of this Agreement, if the change would adversely affect the shareholders of SmartFinancial in any material respect, in each case without the subsequent approval of the same by the shareholders of SmartFinancial, and (b) after the approval of this Agreement by the shareholders of Bancshares, this Agreement may not be amended, modified, or supplemented so as to change (i) the amount or kind of consideration to be received hereunder by holders of SmartFinancial Stock or (ii) any other provision of this Agreement, if the change would adversely affect the shareholders of Bancshares in any material respect, in each case without the subsequent approval of the same by the shareholders of Bancshares. Prior to the Effective Time, any provision of this Agreement may be waived by the Party or Parties entitled to the benefits thereof; provided that any such waiver shall be in writing and executed by the Party or Parties granting such waiver.

Section 10.4 Counterparts.  This Agreement may be executed in multiple counterparts, each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument. A facsimile or other electronic copy of a signature page to this Agreement shall be deemed to be, and shall have the same force and effect as, an original signature page.

Section 10.5 Governing Law.  This Agreement shall be governed by, and construed, interpreted, and enforced in accordance with, the laws of the State of Tennessee, without regard to conflict of laws principles.

Section 10.6 Expenses.  Except as expressly otherwise provided in this Agreement, each Party shall be responsible for and bear all costs and expenses incurred by it in connection with this Agreement and the transactions contemplated hereby; provided, however, that (a) all costs and expenses directly related to the printing and mailing (to the shareholders of SmartFinancial and Bancshares) of the Joint Proxy Statement/Prospectus and (b) all EDGARizing costs and expenses incurred, and all filing fees paid to the SEC, in connection with the transactions contemplated by this Agreement shall be shared equally by the SmartFinancial Parties, on one hand, and the Cornerstone Parties, on the other.

Section 10.7 Notices.  All notices, requests, consents, and other communications required or permitted under or related to this Agreement shall be in writing and shall be deemed given, delivered, and effective (i) when delivered, if delivered personally, (ii) on the third Business Day after mailing, if mailed by first class United States Mail, postage prepaid and return receipt requested, or (iii) on the first Business Day after mailing, if sent by a nationally recognized overnight delivery service, in each case to the Parties at the following addresses (or such other addresses as the Parties may designate from time to time by notice given in accordance with this Section 10.7):

If to SmartFinancial or SmartBank:	With a copy to:
SmartFinancial, Inc.	Butler Snow LLP
SmartBank	Attention: Adam G. Smith
Attention: William Y. Carroll, Jr.	150 3rd Avenue South
2430 Teaster Lane, Suite 205	Suite 1600
Pigeon Forge, Tennessee 37863	Nashville, Tennessee 37201
If to Bancshares or Cornerstone:	With a copy to:
Cornerstone Bancshares, Inc.	Miller & Martin PLLC
Cornerstone Community Bank	Attention: Roddy Bailey
Attention: W. Miller Welborn	Suite 1000, Volunteer Building
800 Market Street	832 Georgia Avenue
Chattanooga, Tennessee 37402	Chattanooga, Tennessee 37402

Section 10.8 Entire Agreement; Third Party Beneficiaries.  This Agreement, including and together with the Exhibits and Schedules hereto and the Disclosure Memoranda, and the Confidentiality Agreement (but only to the extent the Confidentiality Agreement is not inconsistent with any provision of this Agreement) represent the entire understanding of the Parties with respect to the transactions contemplated hereby and supersede any and all prior agreements, understandings, and arrangements, whether written or oral, between or among the Parties with respect to such subject matter. This Agreement is made solely for the benefit of the Parties hereto and their respective successors and permitted assigns, and no other Person shall acquire or have any rights under or by virtue of this Agreement, except for the rights of holders of SmartFinancial Stock to receive the Merger Consideration as provided in Article III and such other amounts payable in respect of such SmartFinancial Stock in accordance with this Agreement, and except that the Indemnified Parties (and their heirs and legal and personal representatives) are intended third-party beneficiaries of this Agreement to the extent, but only to the extent, provided in Section 7.11.

Section 10.9 Severability.  In the event any term or provision of this Agreement is held to be invalid, illegal, or unenforceable for any reason or in any respect, (a) such invalidity, illegality, or unenforceability shall in no event affect, prejudice, or disturb the validity, legality, or enforceability of the remainder of this Agreement, which shall be and remain in full force and effect enforceable in accordance with its terms, and

(b) the Parties shall use their reasonable best efforts to substitute for such invalid, illegal, or unenforceable term or provision an alternative term or provision which, insofar as practicable, implements the original purposes and intent of this Agreement.

Section 10.10 Assignment.  No Party may assign this Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of each of the other Parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

Section 10.11 Attorneys’ Fees.  In the event of any claim, action, suit, or proceeding arising out of or in any way relating to this Agreement or the transactions contemplated hereby, the prevailing Party or Parties shall be entitled to recover from the non-prevailing Party or Parties all fees, expenses, and disbursements, including without limitation attorneys’ fees and court costs, incurred by such prevailing Party or Parties in connection with such claim, action, suit, or proceeding, in addition to any other relief to which such prevailing Party or Parties may be entitled.

Section 10.12 Submission to Jurisdiction; Service of Process.  EACH PARTY HEREBY (A) IRREVOCABLY SUBMITS TO THE SOLE AND EXCLUSIVE JURISDICTION OF THE STATE COURTS OF THE STATE OF TENNESSEE LOCATED IN DAVIDSON COUNTY, TENNESSEE, OR IN THE EVENT (BUT ONLY IN THE EVENT) THAT NO SUCH STATE COURT HAS JURISDICTION, THE UNITED STATES DISTRICT COURT FOR THE EASTERN DISTRICT OF TENNESSEE (THE “TENNESSEE COURTS”), IN RESPECT OF ANY CLAIM, ACTION, SUIT, OR PROCEEDING UNDER, ARISING OUT OF, OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, (B) IRREVOCABLY WAIVES AND AGREES NOT TO ASSERT AS A DEFENSE IN ANY SUCH CLAIM, ACTION, SUIT, OR PROCEEDING THAT SUCH PARTY IS NOT SUBJECT TO THE JURISDICTION OF THE TENNESSEE COURTS, THAT SUCH CLAIM, ACTION, SUIT, OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN THE TENNESSEE COURTS OR THAT THE VENUE THEREOF MAY NOT BE APPROPRIATE, OR THAT THIS AGREEMENT MAY NOT BE CONSTRUED, INTERPRETED, OR ENFORCED IN OR BY THE TENNESSEE COURTS, AND (C) IRREVOCABLY AGREES THAT ALL CLAIMS A PART OF OR WITH RESPECT TO ANY SUCH CLAIM, ACTION, SUIT, OR PROCEEDING SHALL BE HEARD AND DETERMINED BY THE TENNESSEE COURTS. THE PARTIES HEREBY GRANT THE TENNESSEE COURTS JURISDICTION OVER THE PERSONS OF THE PARTIES AND, TO THE EXTENT PERMITTED BY LAW, OVER THE SUBJECT MATTER OF ANY SUCH CLAIM, ACTION, SUIT, OR PROCEEDING. Any and all process in any claim, action, suit, or proceeding under, arising out of, or related to this Agreement or the transactions contemplated hereby may be served by complying with the provision of Section 10.7, and the Parties hereby waive any and all claims of error by reason of service of process in such manner; provided, however, that nothing in this Section 10.12 shall affect the right of any Party to serve process in any other manner permitted by applicable Law.

Section 10.13 Jury Trial Waiver.  EACH PARTY HEREBY KNOWINGLY, VOLUNTARILY, INTENTIONALLY, AND IRREVOCABLY WAIVES ANY AND ALL RIGHTS SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY CLAIM, ACTION, SUIT, OR PROCEEDING UNDER, ARISING OUT OF, OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(Signature Page Follows)

IN WITNESS WHEREOF, the Parties have caused this Agreement and Plan of Merger to be executed by their duly authorized officers as of the date first above written.

SMARTFINANCIAL, INC.

By:	/s/ William Y. Carroll, Jr. William Y. Carroll, Jr. President and Chief Executive Officer

SMARTBANK

By:	/s/ William Y. Carroll, Jr. William Y. Carroll, Jr. President and Chief Executive Officer

CORNERSTONE BANCSHARES, INC.

By:	/s/ W. Miller Welborn W. Miller Welborn Chairman

CORNERSTONE COMMUNITY BANK

By:	/s/ W. Miller Welborn W. Miller Welborn Chairman

(Signature Page to Agreement and Plan of Merger)

EXHIBIT A

FORM OF DIRECTOR SUPPORT AGREEMENT FOR BANCSHARES DIRECTORS

[see attached]

EXHIBIT B

FORM OF DIRECTOR SUPPORT AGREEMENT FOR SMARTFINANCIAL DIRECTORS

[see attached]

Schedule 1.1(e)(e)

Stipulated Financing Transaction Terms

With respect to any Financing Transaction involving the offer and sale by Bancshares of Bancshares Common Stock, the following terms and conditions must be satisfied:

•	The price per share for the Bancshares Common Stock offered and sold must be equal to or greater than the pro forma tangible book value per share of the Surviving Corporation as of December 31, 2014; and
•	There shall not be any additional equity consideration tied to the Bancshares Common Stock offered and sold, including without limitation warrants, options, phantom stock rights, or any similar type of right.

Schedule 7.12

Individuals to Execute and Deliver Employment Agreements

Name	Position(s)
William (Bill) Carroll, Sr.	Director of Business Development of SmartBank
William (Billy) Y. Carroll, Jr.	President and Chief Executive Officer of Surviving Corporation and SmartBank
Bobby Castle	Senior Vice-President and Sevier County Market Executive of SmartBank
Gregory L. Davis	Executive Vice-President and Chief Lending Officer of SmartBank
C. Bryan Johnson	Executive Vice-President and Chief Financial Officer of SmartFinancial and SmartBank
Rhett Jordan	Executive Vice-President and Chief Credit Officer of SmartFinancial and SmartBank
Cathy L. Reed	Senior Vice-President and Commercial Loan Officer of SmartBank
Marc Robertson	Senior Vice-President and Consumer and Small Business Lender of SmartBank
Johnnie Wright	Senior Vice-President and Pensacola Market Executive of SmartBank

Schedule 7.17(a)

Directors of Surviving Corporation

Continuing SmartFinancial Directors:
Victor L. Barrett
William (Bill) Carroll, Sr.
William (Billy) Y. Carroll, Jr.
Ted C. Miller
David A. Ogle
Keith E. Whaley
Geoffrey A. Wolpert

Continuing Cornerstone Directors:
Monique P. Berke
Frank S. McDonald
Doyce G. Payne, MD
W. Miller Welborn

APPENDIX B

CHAPTER 23 OF THE TENNESSEE BUSINESS CORPORATION ACT

Dissenters’ Rights

PART I  —  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

48-23-101. Chapter definitions.  As used in this chapter, unless the context otherwise requires:

(1) “Beneficial shareholder” means the person who is a beneficial owner of shares held by a nominee as the record shareholder;

(2) “Corporation” means the issuer of the shares held by a dissenter before the corporate action, and, for purposes of §§48-23-203 – 48-23-302, includes the survivor of a merger or conversion or the acquiring entity in a share exchange of that issuer;

(3) “Dissenter” means a shareholder who is entitled to dissent from corporate action under §48-23-102 and who exercises that right when and in the manner required by part 2 of this chapter;

(4) “Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action;

(5) “Interest” means interest from the effective date of the corporate action that gave rise to the shareholder’s right to dissent until the date of payment, at the average auction rate paid on United States treasury bills with a maturity of six (6) months (or the closest maturity thereto) as of the auction date for such treasury bills closest to such effective date;

(6) “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation; and

(7) “Shareholder” means the record shareholder or the beneficial shareholder.

48-23-102. Right to dissent.

(a) A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares in the event of, any of the following corporate actions:

(1) Consummation of a plan of merger to which the corporation is a party:

(A) If shareholder approval is required for the merger by §48-21-104 or the charter and the shareholder is entitled to vote on the merger if the merger is submitted to a vote at a shareholders’ meeting or the shareholder is a nonconsenting shareholder under §48-17-104(b) who would have been entitled to vote on the merger if the merger had been submitted to a vote at a shareholders’ meeting; or

(B) If the corporation is a subsidiary that is merged with its parent under §48-21-105;

(2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan if the plan is submitted to a vote at a shareholders’ meeting or the shareholder is a nonconsenting shareholder under §48-17-104(b) who would have been entitled to vote on the plan if the plan had been submitted to a vote at a shareholders’ meeting;

(3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange if the sale or exchange is submitted to a vote at a shareholders’ meeting or the shareholder is a nonconsenting shareholder under §48-17-104(b) who would have been entitled to vote on the sale or exchange if the sale or exchange had been submitted to a vote at a shareholders’ meeting, including a sale of all, or substantially all, of the property of the corporation in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one (1) year after the date of sale;

(4) An amendment of the charter that materially and adversely affects rights in respect of a dissenter’s shares because it:

(A) Alters or abolishes a preferential right of the shares;

(B) Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

(C) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

(D) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

(E) Reduces the number of shares owned by the shareholder to a fraction of a share, if the fractional share is to be acquired for cash under §48-16-104;

(5) Any corporate action taken pursuant to a shareholder vote to the extent the charter, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares; or

(6) Consummation of a conversion of the corporation to another entity pursuant to chapter 21 of this title.

(b) A shareholder entitled to dissent and obtain payment for the shareholder’s shares under this chapter may not challenge the corporate action creating the shareholder’s entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

(c) Notwithstanding subsection (a), no shareholder may dissent as to any shares of a security which, as of the date of the effectuation of the transaction which would otherwise give rise to dissenters’ rights, is listed on an exchange registered under §6 of the Securities Exchange Act of 1934, compiled in 15 U.S.C. §78f, as amended, or is a “national market system security,” as defined in rules promulgated pursuant to the Securities Exchange Act of 1934, compiled in 15 U.S.C. §78a, as amended.

Section 48-23-103 Dissent by nominees and beneficial owners.

(a) A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in the record shareholder’s name only if the record shareholder dissents with respect to all shares beneficially owned by any one (1) person and notifies the corporation in writing of the name and address of each person on whose behalf the record shareholder asserts dissenters’ rights. The rights of a partial dissenter under this subsection (a) are determined as if the shares as to which the partial dissenter dissents and the partial dissenter’s other shares were registered in the names of different shareholders.

(b) A beneficial shareholder may assert dissenters’ rights as to shares of any one (1) or more classes held on the beneficial shareholder’s behalf only if the beneficial shareholder:

(1) Submits to the corporation the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights; and

(2) Does so with respect to all shares of the same class of which the person is the beneficial shareholder or over which the person has power to direct the vote.

PART II  —  PROCEDURE FOR EXERCISE OF DISSENTERS’ RIGHTS

48-23-201. Notice of dissenters’ rights.  (a) Where any corporate action specified in §48-23-102(a) is to be submitted to a vote at a shareholders’ meeting, the meeting notice (including any meeting notice required under chapters 11 – 27 to be provided to nonvoting shareholders) must state that the corporation has concluded that the shareholders are, are not, or may be entitled to assert dissenters’ rights under this chapter. If the corporation concludes that dissenters’ rights are or may be available, a copy of this chapter must accompany the meeting notice sent to those record shareholders entitled to exercise dissenters’ rights.

(b) In a merger pursuant to §48-21-105, the parent corporation must notify in writing all record shareholders of the subsidiary who are entitled to assert dissenters rights that the corporate action became effective. Such notice must be sent within ten (10) days after the corporate action became effective and include the materials described in §48-23-203.

(c) Where any corporate action specified in §48-23-102(a) is to be approved by written consent of the shareholders pursuant to §48-17-104(a) or §48-17-104(b):

(1) Written notice that dissenters’ rights are, are not, or may be available must be sent to each record shareholder from whom a consent is solicited at the time consent of such shareholder is first solicited and, if the corporation has concluded that dissenters’ rights are or may be available, must be accompanied by a copy of this chapter; and

(2) Written notice that dissenters’ rights are, are not, or may be available must be delivered together with the notice to nonconsenting and nonvoting shareholders required by §48-17-104(e) and (f), may include the materials described in §48-23-203 and, if the corporation has concluded that dissenters’ rights are or may be available, must be accompanied by a copy of this chapter.

(d) A corporation’s failure to give notice pursuant to this section will not invalidate the corporate action.

48-23-202. Notice of intent to demand payment.  (a) If a corporate action specified in §48-23-102(a) is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights with respect to shares for which dissenters’ rights may be asserted under this chapter:

(1) Must deliver to the corporation, before the vote is taken, written notice of the shareholder’s intent to demand payment if the proposed action is effectuated; and

(2) Must not vote, or cause or permit to be voted, any such shares in favor of the proposed action.

(b) If a corporate action specified in §48-23-102(a) is to be approved by less than unanimous written consent, a shareholder who wishes to assert dissenters’ rights with respect to shares for which dissenters’ rights may be asserted under this chapter must not sign a consent in favor of the proposed action with respect to such shares.

(c) A shareholder who fails to satisfy the requirements of subsection (a) or subsection (b) is not entitled to payment under this chapter.

48-23-203. Dissenters’ notice.  (a) If a corporate action requiring dissenters’ rights under §48-23-102(a) becomes effective, the corporation must send a written dissenters’ notice and form required by subdivision (b)(1) to all shareholders who satisfy the requirements of §48-23-202(a) or §48-23-202(b). In the case of a merger under §48-21-105, the parent must deliver a dissenters’ notice and form to all record shareholders who may be entitled to assert dissenters’ rights.

(b) The dissenters’ notice must be delivered no earlier than the date the corporate action specified in §48-23-102(a) became effective, and no later than (10) days after such date, and must:

(1) Supply a form that:

(A) Specifies the first date of any announcement to shareholders made prior to the date the corporate action became effective of the principal terms of the proposed corporate action;

(B) If such announcement was made, requires the shareholder asserting dissenters’ rights to certify whether beneficial ownership of those shares for which dissenters’ rights are asserted was acquired before that date; and

(C) Requires the shareholder asserting dissenters’ rights to certify that such shareholder did not vote for or consent to the transaction;

(2) State:

(A) Where the form must be sent and where certificates for certificated shares must be deposited and the date by which those certificates must be deposited, which date may not be earlier than the date for receiving the required form under subdivision (b)(2)(B);

(B) A date by which the corporation must receive the form, which date may not be fewer than forty (40) nor more than sixty (60) days after the date the subsection (a) dissenters’ notice is sent, and state that the shareholder shall have waived the right to demand payment with respect to the shares unless the form is received by the corporation by such specified date;

(C) The corporation’s estimate of the fair value of shares;

(D) That, if requested in writing, the corporation will provide, to the shareholder so requesting, within ten (10) days after the date specified in subdivision (b)(2)(B) the number of shareholders who return the forms by the specified date and the total number of shares owned by them; and

(E) The date by which the notice to withdraw under §48-23-204 must be received, which date must be within twenty (20) days after the date specified in subdivision (b)(2)(B); and

(3) Be accompanied by a copy of this chapter if the corporation has not previously sent a copy of this chapter to the shareholder pursuant to §48-23-201.

48-23-204. Duty to demand payment.  (a) A shareholder sent a dissenters’ notice described in §48-23-203 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenters’ notice pursuant to §48-23-203(b)(2), and deposit the shareholder’s certificates in accordance with the terms of the notice.

(b) The shareholder who demands payment and deposits the shareholder’s share certificates under subsection (a) retains all other rights of a shareholder until these rights are cancelled or modified by the effectuation of the proposed corporate action.

(c) A shareholder who does not demand payment or deposit the shareholder’s share certificates where required, each by the date set in the dissenters’ notice, is not entitled to payment for the shareholder’s shares under this chapter.

(d) A demand for payment filed by a shareholder may not be withdrawn unless the corporation with which it was filed, or the surviving corporation, consents thereto.

Section 48-23-205 Share restrictions.  (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is effectuated or the restrictions released under §48-23-207.

(b) The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are cancelled or modified by the effectuation of the proposed corporate action.

Section 48-23-206 Payment.  (a) Except as provided in §48-23-208, as soon as the proposed corporate action is effectuated, or upon receipt of a payment demand, whichever is later, the corporation shall pay each dissenter who complied with §48-23-204 the amount the corporation estimates to be the fair value of each dissenter’s shares, plus accrued interest.

(b) The payment must be accompanied by:

(1) The corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(2) A statement of the corporation’s estimate of the fair value of the shares;

(3) An explanation of how the interest was calculated;

(4) A statement of the dissenter’s right to demand payment under §48-23-209; and

(5) A copy of this chapter if the corporation has not previously sent a copy of this chapter to the shareholder pursuant to §48-23-201 or §48-23-203.

Section 48-23-207 Failure to take action.  (a) If the corporation does not effectuate the proposed action that gave rise to the dissenters’ rights within two (2) months after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(b) If, after returning deposited certificates and releasing transfer restrictions, the corporation effectuates the proposed action, it must send a new dissenters’ notice under §48-23-203 and repeat the payment demand procedure.

Section 48-23-208 After-acquired shares.  A corporation may elect to withhold payment required by §48-23-206 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the principal terms of the proposed corporate action.

(b) To the extent the corporation elects to withhold payment under subsection (a), after effectuating the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter’s demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under §48-23-209.

Section 48-23-209 Procedure if shareholder dissatisfied with payment or offer.  (a) A dissenter may notify the corporation in writing of the dissenter’s own estimate of the fair value of the dissenter’s shares and amount of interest due, and demand payment of the dissenter’s estimate (less any payment under §48-23-206), or reject the corporation’s offer under §48-23-208 and demand payment of the fair value of the dissenter’s shares and interest due, if:

(1) The dissenter believes that the amount paid under §48-23-206 or offered under §48-23-208 is less than the fair value of the dissenter’s shares or that the interest due is incorrectly calculated;

(2) The corporation fails to make payment under §48-23-206 within two (2) months after the date set for demanding payment; or

(3) The corporation, having failed to effectuate the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within two (2) months after the date set for demanding payment.

(b) A dissenter waives the dissenter’s right to demand payment under this section unless the dissenter notifies the corporation of the dissenter’s demand in writing under subsection (a) within one (1) month after the corporation made or offered payment for the dissenter’s shares.

APPENDIX C

OPINION OF HOVDE GROUP, LLC

December 5, 2014

Board of Directors
SmartFinancial, Inc.
2430 Teaster Lane, Suite 205
Pigeon Forge, TN 37863

Dear Members of the Board:

Hovde Group, LLC (“we” or “Hovde”) understand that SmartFinancial, Inc., a Tennessee corporation (“SmartFinancial”), SmartBank, a Tennessee-chartered commercial bank and wholly-owned subsidiary of SmartFinancial (“SmartBank”), Cornerstone Bancshares, Inc., a Tennessee corporation (“Bancshares”), and Cornerstone Community Bank, a Tennessee-chartered commercial bank and wholly-owned subsidiary of Bancshares (“Cornerstone”), are about to enter into an Agreement and Plan of Merger, to be dated on or about December 5, 2014 (the “Agreement”), pursuant to which SmartFinancial shall be merged with and into Bancshares (the “Merger”). At the Effective Time, the separate corporate existence of SmartFinancial will cease and Bancshares shall continue, as the surviving corporation of the Merger, as a corporation chartered under the laws of the State of Tennessee unaffected and unimpaired by the Merger (Bancshares in such capacity as the surviving corporation of the Merger being sometimes referred to herein as the “Surviving Corporation”).

Pursuant to the Agreement, and, except as otherwise set forth therein, solely by virtue of and as a result of the Merger, each share of SmartFinancial Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of SmartFinancial Common Stock that are Excluded Shares or Dissenting Shares (as defined in the Agreement)) shall at the Effective Time, automatically and without any action on the part of the holder(s) thereof, be converted into and canceled in exchange for the right to receive 4.20 shares (the “Exchange Ratio”) of Bancshares Common Stock.

We note that if during the period from the date of the Agreement until immediately prior to the Effective Time any change in the outstanding shares of capital stock of SmartFinancial or Bancshares shall occur, including without limitation by reason of any stock dividend, distribution paid in stock, stock subdivision or reclassification, recapitalization, stock split or combination (including without limitation the Reverse Stock Split), or exchange or readjustment of shares, then the consideration payable or issuable to holders of SmartFinancial Stock pursuant to the Agreement shall be appropriately adjusted to reflect such change; provided, however, that neither the issuance of shares of Bancshares Stock upon the exercise of Bancshares Options, the issuance of shares of SmartFinancial Stock upon the exercise of SmartFinancial Options, nor the issuance of shares of Bancshares Common Stock as part of a Financing Transaction (as defined in the Agreement) shall cause or result in an adjustment of or to the consideration payable or issuable to holders of SmartFinancial Stock hereunder. Since such adjustments, if any, would not be determinable until dates after the date of this opinion, potential future adjustments relating to the Exchange Ratio resulting from any changes to the number or class or shares set forth in the immediately preceding sentence, if any, have not been accounted for in this fairness opinion.

Board of Directors
SmartFinancial, Inc.

The foregoing descriptions of the Merger, Exchange Ratio, and the Agreement are qualified in their entirety by reference to the Agreement. Capitalized terms used herein that are not otherwise defined shall have the same meaning attributed to them in the Agreement. In connection therewith, you have requested our opinion as to whether the Exchange Ratio in connection with the Merger is fair to the holders of SmartFinancial Common Stock from a financial point of view.

During the course of our engagement and for the purposes of the opinion set forth herein, we have:

(i)	reviewed a draft of the Agreement, as provided to Hovde by SmartFinancial;
(ii)	reviewed certain unaudited financial statements of SmartFinancial and Bancshares for the nine month period ended September 30, 2014;
(iii)	reviewed certain historical annual reports of SmartFinancial and Bancshares, including audited financials for the year ending December 31, 2013;
(iv)	reviewed certain historical publicly available business and financial information concerning SmartFinancial and Bancshares;
(v)	reviewed certain internal financial statements and other financial and operating data concerning SmartFinancial and Bancshares, including, without limitation, internal financial analyses and forecasts prepared by management of SmartFinancial and of Bancshares and held discussions with senior management of SmartFinancial regarding recent developments and regulatory matters;
(vi)	analyzed financial projections prepared by certain members of senior management of SmartFinancial and of Bancshares;
(vii)	discussed with certain members of senior management of SmartFinancial, the business, financial condition, results of operations and historical financial performance, outlook and future prospects of SmartFinancial and Bancshares;
(viii)	reviewed the terms of recent merger, acquisition and control investment transactions, to the extent publicly available, involving financial institutions and financial institution holding companies that we considered relevant;
(ix)	analyzed the pro forma impact of the Merger on the combined company’s earnings per share, consolidated capitalization and financial ratios;
(x)	evaluated the pro forma ownership of Bancshares’ Common Stock by the holders of the SmartFinancial Common Stock relative to the pro forma contribution of SmartFinancial’s assets, deposits, equity and earnings to the combined company;
(xi)	reviewed historical market prices and trading volumes of Bancshares’ Common Stock;
(xii)	assessed the general economic, market and financial conditions;
(xiii)	taken into consideration our experience in other similar transactions and securities valuations as well as our knowledge of the banking and financial services industry;
(xiv)	reviewed and analyzed certain publicly available financial and stock market data relating to selected public companies that Hovde deemed relevant to its analysis;
(xv)	discussed with management of SmartFinancial its assessment of the rationale for the Merger; and
(xvi)	performed such other analyses and considered such other factors as we have deemed appropriate.

Board of Directors
SmartFinancial, Inc.

We have assumed, without independent verification, that the representations as well as the financial and other information provided to us by SmartFinancial or included in the Agreement, which have formed a substantial basis for this opinion, are true and complete. Hovde has relied upon the management of SmartFinancial as to the reasonableness and achievability of the financial forecasts and projections (and the assumptions and bases therein) provided to Hovde by SmartFinancial, and Hovde assumed such forecasts and projections have been reasonably prepared by SmartFinancial on a basis reflecting the best currently available information and SmartFinancial’s judgments and estimates. We have assumed that such forecasts would be realized in the amounts and at the times contemplated thereby. Hovde has relied on these forecasts without independent verification or analyses and does not in any respect assume any responsibility for the accuracy or completeness thereof.

We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto. We have assumed that such allowances for SmartFinancial and Bancshares are, in the aggregate, adequate to cover such losses, and will be adequate on a pro forma basis for the combined entity. We were not requested to make, and have not made, an independent evaluation, physical inspection or appraisal of the assets, properties, facilities, or liabilities (contingent or otherwise) of SmartFinancial or Bancshares, the collateral securing any such assets or liabilities, or the collectability of any such assets and we were not furnished with any such evaluations or appraisals; nor did we review any loan or credit files of SmartFinancial or Bancshares.

We have assumed that the Merger will be consummated substantially in accordance with the terms set forth in the Agreement, without any waiver of material terms or conditions by SmartFinancial, or any other party to the Agreement and that the final Agreement will not differ materially from the draft we reviewed. We have assumed that the Merger has been, and will be, conducted in compliance with all laws and regulations that are applicable to SmartFinancial and Bancshares. SmartFinancial has advised us that there are no factors that would impede any necessary regulatory or governmental approval of the Merger. We have assumed that, in the course of obtaining the necessary regulatory and governmental approvals, no restrictions will be imposed on SmartFinancial or on Bancshares that would have a material adverse effect on the contemplated benefits of the Merger.

Our opinion does not consider, include or address: (i) any other strategic alternatives currently (or which have been or may be) contemplated by the Board or SmartFinancial; (ii) the legal, tax or accounting consequences of the Merger on SmartFinancial, its shareholders or Bancshares or Cornerstone; or (iii) whether Bancshares or Cornerstone has sufficient cash, available lines of credit or other sources of funds or financing to enable it consummate the Merger. We have assumed, with your consent, that any financing contingencies outlined in the Agreement, will be satisfied as part of the transaction.

Our opinion does not constitute a recommendation to SmartFinancial as to whether or not SmartFinancial should enter into the Agreement or to any shareholder of SmartFinancial as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger. Our opinion neither addresses the underlying business decision to proceed with the Merger nor the fairness of the amount or nature of the compensation, if any, to be received by any of SmartFinancial’s officers, directors or employees, or class of such persons, relative to the Exchange Ratio or merger consideration in connection with the Merger. Our opinion should not be construed as implying that the Exchange Ratio necessarily will result in the best price that could be obtained in a business combination with a third party. Other than as specifically set forth herein, we are not expressing any opinion with respect to the terms and provisions of the Agreement and/or the enforceability of any such terms or provisions. Our opinion is not a solvency opinion and does not in any way address the solvency or financial condition of SmartFinancial.

Board of Directors
SmartFinancial, Inc.

This opinion was approved by Hovde’s fairness opinion committee. This letter is directed solely to the board of directors of SmartFinancial and is not to be used for any other purpose or quoted or referred to, in whole or in part, in any registration statement, prospectus, proxy statement, or any other document, except in each case in accordance with our prior written consent; provided, however, that we hereby consent to the inclusion and reference to this letter in any registration statement, proxy statement, information statement or tender offer document to be delivered to the holders of SmartFinancial’s common stock in connection with the Merger if and only if this letter is quoted in full or attached as an exhibit to such document and this letter has not been withdrawn prior to the date of such document.

Our opinion is based solely upon the information available to us, and the economic, market and other circumstances as they exist as of the date hereof. Events occurring and information that becomes available after the date hereof could materially affect the assumptions and analyses used in preparing this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring or information that becomes available after the date hereof.

Hovde, as part of its investment banking business, regularly performs valuations of businesses and their securities in connection with mergers and acquisitions and other corporate transactions. In addition to being retained to render this opinion letter, we were retained by SmartFinancial to act as their financial advisor in connection with the Merger.

We will receive compensation from SmartFinancial in connection with our services, which may include, without limitation, an initial fee for providing general financial advisory services, a fairness opinion fee that is contingent upon the issuance of this opinion letter and a completion fee that is contingent upon the consummation of the Merger. Additionally, we, or our affiliates have received compensation in the past, and may receive compensation from SmartFinancial in the future, in connection with other advisory services and corporate transactions. Further, SmartFinancial has agreed to indemnify us and our affiliates for certain liabilities that may arise out of our engagement. Except for the foregoing, during the past two years there have not been, and there are no mutual understandings contemplating in the future, any material relationships between Hovde and SmartFinancial.

Based upon and subject to the foregoing, we are of the opinion, as of the date hereof, that the Exchange Ratio in the Merger is fair to the holders of SmartFinancial Common Stock from a financial point of view.

Sincerely,
HOVDE GROUP, LLC

APPENDIX D

OPINION OF RAYMOND JAMES & ASSOCIATES, INC.

December 5, 2014

Board of Directors
Cornerstone Bancshares, Inc.
835 Georgia Avenue
Chattanooga, TN 37402

Members of the Board of Directors:

We understand that SmartFinancial, Inc. (“SmartFinancial”) and Cornerstone Bancshares, Inc. (the “Company”), propose to enter into the Agreement (defined below) pursuant to which, among other things, SmartFinancial will merge with and into the Company (the “Merger”) and that, in connection with the Merger, each outstanding share of common stock, no par value, of SmartFinancial (“SmartFinancial Common Stock”) will be converted into the right to receive 4.20 shares (the “Exchange Ratio”) of common stock, $1 par value, of the Company (the “Company Common Stock”). The Board of Directors of the Company (the “Board”) has requested that Raymond James & Associates, Inc. (“Raymond James”) provide an opinion (the “Opinion”) to the Board as to the fairness, from a financial point of view as of the date hereof, to the holders of the Company Common Stock, as of the date hereof, of the Exchange Ratio provided for in the Merger pursuant to the Agreement.

In connection with our review of the proposed Merger and the preparation of this Opinion, we have, among other things:

1.	reviewed the financial terms and conditions as stated in the draft of the Agreement and Plan of Merger dated as of November 26, 2014 (the “Agreement”);
2.	reviewed certain information related to the historical, current and future operations, financial condition and prospects of the Company made available to us by the Company, including, but not limited to, financial projections prepared by the management of the Company relating to the Company for the periods ending December 31, 2014 through December 31, 2016, as approved for our use by the Company (the “Company Projections”);
3.	reviewed certain information related to the historical, current and future operations, financial condition and prospects of SmartFinancial made available to us by the Company, including, but not limited to, financial projections prepared by the management of the SmartFinancial relating to SmartFinancial for the periods ending December 31, 2014 through December 31, 2020, (the “SmartFinancial Projections”) as approved for our use by the Company;
4.	reviewed the Company’s recent public filings and certain other publicly available information regarding the Company and SmartFinancial;
5.	reviewed financial, operating and other information regarding the Company, SmartFinancial and the industry in which they operate;
6.	reviewed the financial and operating performance of the Company, SmartFinancial, and those of other selected public companies that we deemed to be relevant;
7.	reviewed the current market prices of the publicly traded securities of certain other companies that we deemed to be relevant;
8.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate; and
9.	discussed with members of the senior management of the Company and SmartFinancial certain information relating to the aforementioned and any other matters which we have deemed relevant to our inquiry.

880 Carillon Parkway // St. Petersburg, FL 33716 // T 727.567.1000 // raymondjames.com

Board of Directors
Cornerstone Bancshares, Inc.
December 5, 2014

With your consent, we have assumed and relied upon the accuracy and completeness of all information supplied by or on behalf of the Company or otherwise reviewed by or discussed with us, and we have undertaken no duty or responsibility to, nor did we, independently verify any of such information. We have not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of the Company or SmartFinancial. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for loan losses; accordingly, we have assumed that such allowances of the Company and SmartFinancial for losses are in the aggregate adequate to cover such losses. With respect to the Company Projections and SmartFinancial Projections and any other information and data provided to or otherwise reviewed by or discussed with us, we have, with your consent, assumed that the Company Projections and SmartFinancial Projections and such other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of the respective companies, and we have relied upon the Company to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review. We express no opinion with respect to either the Company Projections or SmartFinancial Projections or the assumptions on which they are based. We have assumed that the final form of the Agreement will be substantially similar to the draft reviewed by us, and that the Merger will be consummated in accordance with the terms of the Agreement without waiver or amendment of any conditions thereto. Furthermore, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct and that each such party will perform all of the covenants and agreements required to be performed by it under the Agreement without being waived (although our opinion gives no effect to any possible Financing Transactions as defined in the Agreement). We have relied upon and assumed, without independent verification, that (i) the Merger will be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Merger will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Merger or the Company that would be material to our analyses or this Opinion.

Our opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us as of the date hereof and any material change in such circumstances and conditions would require a reevaluation of this Opinion, which we are under no obligation to undertake. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company or SmartFinancial since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading in any material respect.

We express no opinion as to the underlying business decision to effect the Merger, the structure or tax consequences of the Merger or the availability or advisability of any alternatives to the Merger. We did not recommend any specific amount of consideration or that any specific consideration constituted the only appropriate consideration for the Merger. We did not solicit indications of interest with respect to a transaction involving the Company nor did we advise the Company with respect to its strategic alternatives. Our opinion is limited to the fairness, from a financial point of view, to the holders of the Company Common Stock of the Exchange Ratio provided for in the Merger pursuant to the Agreement.

Board of Directors
Cornerstone Bancshares, Inc.
December 5, 2014

We express no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Board of Directors to approve or consummate the Merger. Furthermore, no opinion, counsel or interpretation is intended by Raymond James on matters that require legal, accounting or tax advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Company, on the fact that the Company has been assisted by legal, accounting and tax advisors and we have, with the consent of the Company, relied upon and assumed the accuracy and completeness of the assessments by the Company and its advisors as to all legal, accounting and tax matters with respect to the Company and the Merger.

In formulating our opinion, we have considered only what we understand to be the Exchange Ratio as is described above and we did not consider and we express no opinion on the fairness of the amount or nature of any compensation to be paid or payable to any of the Company’s officers, directors or employees, or class of such persons, whether relative to the Exchange Ratio or otherwise. We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (1) the fairness of the Merger to the holders of any class of securities, creditors, or other constituencies of the Company, or to any other party, except and only to the extent expressly set forth in the last sentence of this Opinion or (2) the fairness of the Merger to any one class or group of the Company’s or any other party’s security holders or other constituencies vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration to be received in the Merger amongst or within such classes or groups of security holders or other constituents). We are not expressing any opinion as to the impact of the Merger on the solvency or viability of the Company or the ability of the Company to pay its obligations when they come due.

The delivery of this opinion was approved by an opinion committee of Raymond James.

Raymond James will receive a fee upon the delivery of this Opinion, which is not contingent upon the successful completion of the Merger or on the conclusion reached herein. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us against certain liabilities arising out of our engagement.

In the ordinary course of our business, Raymond James may trade in the securities of the Company for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. Furthermore, Raymond James may provide investment banking, financial advisory and other financial services to the Company and/or SmartFinancial or other participants in the Merger in the future, for which Raymond James may receive compensation.

It is understood that this letter is for the information of the Board of Directors of the Company (solely in each directors capacity as such) in evaluating the proposed Merger and does not constitute a recommendation to any shareholder of the Company regarding how said shareholder should vote on the proposed Merger. Furthermore, this letter should not be construed as creating any fiduciary duty on the part of Raymond James to any such party. This Opinion may not be reproduced or used for any other purpose without our prior written consent.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio provided for in the Merger pursuant to the Agreement is fair, from a financial point of view, to holders of the Company Common Stock as of the date hereof.

Very truly yours,

/s/ Raymond James & Associates, Inc.

RAYMOND JAMES & ASSOCIATES, INC.

APPENDIX E

CORNERSTONE AUTHORIZED STOCK AMENDMENT

ARTICLES OF AMENDMENT TO THE
AMENDED AND RESTATED CHARTER
OF
CORNERSTONE BANCSHARES, INC.

In accordance with the provisions of Section 48-20-106 of the Tennessee Business Corporation Act, Cornerstone Bancshares, Inc., the undersigned corporation does hereby adopt the following Articles of Amendment (these “Articles of Amendment”) to its Amended and Restated Charter, as amended (the “Charter”):

1. The name of the corporation is: Cornerstone Bancshares, Inc.

2. The Charter is amended by deleting the number “20,000,000” in the second sentence of Section 2 thereof and inserting, in lieu thereof, the number “40,000,000.”

3. Except as amended by these Articles of Amendment, the Charter shall remain in full force and effect.

4. The foregoing amendment to the Charter was duly adopted by the board of directors of the corporation on April 9, 2015 and by the shareholders of the corporation on [•], 2015.

5. The foregoing amendment to the Charter will be effective upon the filing of these Articles of Amendment with the Secretary of State of the State of Tennessee.

[Signature Page Follows]

E-1

IN WITNESS WHEREOF, the undersigned corporation has caused these Articles of Amendment to be signed by its duly authorized officer this [•] day [•], 2015.

CORNERSTONE BANCSHARES, INC.

By:	Name: Nathaniel F. Hughes Title: President and Chief Executive Officer

E-2

APPENDIX FF

CORNERSTONE REVERSE STOCK SPLIT AMENDMENT

ARTICLES OF AMENDMENT TO THE
AMENDED AND RESTATED CHARTER
OF
CORNERSTONE BANCSHARES, INC.

In accordance with the provisions of Section 48-20-106 of the Tennessee Business Corporation Act, Cornerstone Bancshares, Inc., the undersigned corporation, does hereby adopt the following Articles of Amendment (these “Articles of Amendment”) to its Amended and Restated Charter, as amended (the “Charter”):

1. The name of the corporation is: Cornerstone Bancshares, Inc.

2. The Charter is amended by adding the following sentence to the end of the first paragraph of Section 2:

Upon the Effective Time (as defined below) of these Articles of Amendment, without regard to any other provision of the Charter, each four (4) shares of Common Stock of the corporation issued and outstanding immediately prior to the Effective Time shall be and are hereby automatically reclassified and changed (without any further act) into one (1) fully paid and non-assessable share of Common Stock (the “Reverse Stock Split”). Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”) shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of any fractional share interests. The corporation will not issue fractional shares. Rather, after aggregating and taking into account all shares of Common Stock held by a shareholder represented by Old Certificates, the number of shares of Common Stock issuable to such shareholder will be rounded up to the nearest whole number if, as a result of the Reverse Stock Split, the number of shares issuable to such shareholder would not be a whole number (i.e., both 9.1 and 9.9 would round to 10.0).

3. Except as amended by these Articles of Amendment, the Charter shall remain in full force and effect.

4. The foregoing amendment to the Charter was duly adopted by the board of directors of the corporation on April 9, 2015 and by the shareholders on [•], 2015.

5. These Articles of Amendment will be effective upon the filing of these Articles of Amendment with the Secretary of State of the State of Tennessee.

[Signature Page Follows]

FF-1

IN WITNESS WHEREOF, the undersigned corporation has caused these Articles of Amendment to be signed by its duly authorized officer this [•] day of [•], 2015.

CORNERSTONE BANCSHARES, INC.

By:	Name: Nathaniel F. Hughes Title: President and Chief Executive Officer

FF-2

APPENDIX G

CORNERSTONE SECOND AMENDED AND RESTATED CHARTER

SECOND AMENDED AND RESTATED CHARTER

OF

CORNERSTONE BANCSHARES, INC.

(TO BE RENAMED HEREIN)

In accordance with the provisions of Sections 48-20-106 and 48-20-107 of the Tennessee Business Corporation Act, Tenn. Code Ann. §48-11-101 et seq. (as from time to time amended, the “Corporation Act”), Cornerstone Bancshares, Inc., the undersigned corporation, does hereby amend and restate its charter, in its entirety, effective as [•] on the [•] day of [•], 2015, as follows:

1. Name.  The name of the corporation is SmartFinancial, Inc.

2. Profit.  The corporation is for profit.

3. Shares.

(a) The corporation is authorized to issue two classes of shares to be designated, respectively, Common Stock and Preferred Stock. The total number of shares of Common Stock the corporation shall have the authority to issue is 40,000,000 shares, one dollar ($1.00) par value per share. The Common Stock shall have unlimited voting rights and shall be entitled to receive the net assets of the corporation upon dissolution. The total number of shares of Preferred Stock the corporation shall have the authority to issue is 2,000,000 shares, no par value per share, in any number of series and having such preferences, limitations and relative rights as may be determined from time to time by the board of directors of the corporation, as permitted under Tenn. Code Ann. §48-16-102.

(b) Non-Cumulative Perpetual Preferred Stock, Series B.

(i) Designation and Number of Shares.  There is hereby created out of the authorized and unissued shares of Preferred Stock of the corporation a series of Preferred Stock designated as the “Non-Cumulative Perpetual Preferred Stock, Series B” (the “Designated Preferred Stock”). The authorized number of shares of Designated Preferred Stock shall be 12,000.

(ii) Standard Provisions.  The Standard Provisions contained in Exhibit A attached hereto are incorporated herein by reference in their entirety and shall be deemed to be a part of this Section 3(b) to the same extent as if such provisions had been set forth in full herein.

(iii) Definitions.  The following terms are used in this Section 3(b) (including the Standard Provisions in Exhibit A hereto) as defined below:

(1) “Common Stock” means the common stock, par value $1.00 per share, of the corporation.

(2) “Definitive Agreement” means that certain Securities Purchase Agreement by and between SmartFinancial, Inc. and Treasury, dated as of the Signing Date and assigned to and assumed by the corporation on [•], 2015.

(3) “Issuer” means SmartFinancial, Inc., a Tennessee corporation (f/k/a Cornerstone Bancshares, Inc.).

(4) “Junior Stock” means the Common Stock and any other class or series of stock of the corporation the terms of which expressly provide that it ranks junior to Designated Preferred Stock as to dividend and redemption rights and/or as to rights on liquidation, dissolution or winding up of the corporation.

(5) “Liquidation Amount” means $1,000 per share of Designated Preferred Stock.

(6) “Minimum Amount” means (i) the amount equal to twenty-five percent (25%) of the aggregate Liquidation Amount of Designated Preferred Stock issued on the Original Issue Date or (ii) all of the outstanding Designated Preferred Stock, if the aggregate liquidation preference of the outstanding Designated Preferred Stock is less than the amount set forth in the preceding clause (i).

(7) “Parity Stock” means any class or series of stock of the corporation (other than Designated Preferred Stock) the terms of which do not expressly provide that such class or series will rank senior or junior to Designated Preferred Stock as to dividend rights and/or as to rights on liquidation, dissolution or winding up of the corporation (in each case without regard to whether dividends accrue cumulatively or non-cumulatively).

(8) “Signing Date” means August 4, 2011.

(9) “Treasury” means the United States Department of the Treasury and any successor in interest thereto.

(iii) Certain Voting Matters.  Holders of shares of Designated Preferred Stock will be entitled to one vote for each such share on any matter on which holders of Designated Preferred Stock are entitled to vote, including any action by written consent.

4. Registered Office; Registered Agent.  The street address of the corporation’s registered office is 5401 Kingston Pike, Suite 600, Knoxville, Knox County, Tennessee 37919, and the name of its registered agent at such address is William Y. Carroll, Jr.

5. Principal Office.  The corporation’s principal office address is 5401 Kingston Pike, Suite 600, Knoxville, Tennessee 37919.

6. Board of Directors.  The business and affairs of the corporation shall be managed by a board of directors comprised of not less than five (5) nor more than twenty-five (25) persons, with the number of directors to be fixed from time to time in accordance with the corporation’s bylaws.

7. Amendment of Bylaws.  The bylaws of the corporation may be amended by the shareholders of the corporation only by the affirmative vote of a majority of all votes entitled to be cast on the amendment, unless a greater vote is required by the Corporation Act. The bylaws of the corporation may be amended by the board of directors of the corporation to the fullest extent permitted by the Corporation Act; provided, however, that any amendment of the bylaws by the board of directors must be approved by the affirmative vote of a majority of the members of the board of directors, unless a greater vote is required by the Corporation Act.

8. Director’s Liability.

(a) A director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director; provided, however, that the foregoing shall not eliminate or limit the liability of a director (a) for any breach of the director’s duty of loyalty to the corporation or its shareholders; (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; or (c) under Tenn. Code Ann. §48-18-302 with respect to unlawful distributions. If the Corporation Act is hereafter amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the Corporation Act as amended. Any amendment to this Section 8 by the shareholders of the corporation shall be prospective only and shall not adversely affect the limitation of the personal liability of any director of the corporation with respect to actions or omissions occurring prior to the effective date of such amendment.

(b) Unless two-thirds of the members of the corporation’s board of directors shall approve the amendment (in which case this Section 8 may be amended by the shareholders of the corporation by the affirmative vote of a majority of all votes entitled to be cast on the amendment), this Section 8 may not be amended by the shareholders of the corporation without the affirmative vote of at least two-thirds of all votes entitled to be cast on the amendment.

9. Indemnification and Insurance.  The corporation shall indemnify and advance expenses to its directors and officers, and may indemnify and advance expenses to all other persons it has the power to indemnify and advance expenses to under the Corporation Act, and may purchase and maintain insurance or furnish similar protection on behalf of its directors, officers, and employees, in each case to the fullest extent authorized by the Corporation Act and applicable federal laws and regulations, including, but not limited to, applicable federal regulations regarding indemnification payments by a depository institution holding company, as the same may be amended from time to time.

10. Savings Clause.  Should any provision of this Second Amended and Restated Charter be held to be invalid, illegal, or unenforceable, in whole or in part, the remaining provisions of this Second Amended and Restated Charter shall remain valid and enforceable to the fullest extent permitted by law.

11. Removal of Directors.  The shareholders of the corporation shall not have the right to remove any or all of the directors except for cause and upon the affirmative vote of the holders of a majority of the outstanding shares of the corporation entitled to vote generally in the election of directors.

12. Special Meetings.  No action shall be taken by the shareholders of the corporation except at an annual or special meeting of shareholders of the corporation or by unanimous written consent, and the right of shareholders to act by less than unanimous written consent in lieu of a meeting is specifically denied. Unless otherwise prescribed by law, special meetings of shareholders, for any purpose or purposes, may be called only by (i) the chairman of the board of directors of the corporation, (ii) the vice-chairman of the board of directors of the corporation, (iii) the president or chief executive officer of the corporation, (iv) a majority of the members of the board of directors of the corporation, or (v) the holders of 20% or more of the outstanding shares of voting stock of the corporation.

[Signature Page Follows]

Dated this [•] day of [•], 2015.

CORNERSTONE BANCSHARES, INC.

By:	Name: Nathaniel F. Hughes Title: President and Chief Executive Officer

Exhibit A

STANDARD PROVISIONS

Section 1. General Matters.  Each share of Designated Preferred Stock shall be identical in all respects to every other share of Designated Preferred Stock. The Designated Preferred Stock shall be perpetual, subject to the provisions of Section 5 of these Standard Provisions that form a part of the Certificate of Designation. The Designated Preferred Stock shall rank equally with Parity Stock and shall rank senior to Junior Stock with respect to the payment of dividends and the distribution of assets in the event of any dissolution, liquidation or winding up of the Issuer, as set forth below.

Section 2. Standard Definitions.  As used herein with respect to Designated Preferred Stock:

(a) “Acquiror,” in any Holding Company Transaction, means the surviving or resulting entity or its ultimate parent in the case of a merger or consolidation or the transferee in the case of a sale, lease or other transfer in one transaction or a series of related transactions of all or substantially all of the consolidated assets of the Issuer and its subsidiaries, taken as a whole.

(b) “Affiliate” means, with respect to any person, any person directly or indirectly controlling, controlled by or under common control with such other person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”) when used with respect to any person, means the possession, directly or indirectly through one or more intermediaries, of the power to cause the direction of management and/or policies of such person, whether through the ownership of voting securities, by contract or otherwise.

(c) “Applicable Dividend Rate” has the meaning set forth in Section 3(a).

(d) “Appropriate Federal Banking Agency” means the “appropriate Federal banking agency” with respect to the Issuer as defined in Section 3(q) of the Federal Deposit Insurance Act (12 U.S.C. Section §1813(q)), or any successor provision.

(e) “Bank Holding Company” means a company registered as such with the Board of Governors of the Federal Reserve System pursuant to 12 U.S.C. §1842 and the regulations of the Board of Governors of the Federal Reserve System thereunder.

(f) “Baseline” means the “Initial Small Business Lending Baseline” set forth on the Initial Supplemental Report (as defined in the Definitive Agreement), subject to adjustment pursuant to Section 3(a).

(g) “Business Combination” means a merger, consolidation, statutory share exchange or similar transaction that requires the approval of the Issuer’s shareholders.

(h) “Business Day” means any day except Saturday, Sunday and any day on which banking institutions in the State of New York or the District of Columbia generally are authorized or required by law or other governmental actions to close.

(i) “Bylaws” means the bylaws of the Issuer, as they may be amended from time to time.

(j) “Call Report” has the meaning set forth in the Definitive Agreement.

(k) “Certificate of Designation” means the Certificate of Designation or comparable instrument relating to the Designated Preferred Stock, of which these Standard Provisions form a part, as it may be amended from time to time.

(l) “Charge-Offs” means the net amount of loans charged off by the Issuer or, if the Issuer is a Bank Holding Company or a Savings and Loan Holding Company, by the IDI Subsidiary(ies) during quarters that begin on or after the Signing Date, determined as follows:

(i) If the Issuer or the applicable IDI Subsidiary is a bank, by subtracting (A) the aggregate dollar amount of recoveries reflected on line RIAD4605 of its Call Reports for such quarters from

(B) the aggregate dollar amount of charge-offs reflected on line RIAD4635 of its Call Reports for such quarters (without duplication as a result of such dollar amounts being reported on a year-to-date basis); or

(ii) If the Issuer or the applicable IDI Subsidiary is a thrift, by subtracting (A) the sum of the aggregate dollar amount of recoveries reflected on line VA140 of its Call Reports for such quarters and the aggregate dollar amount of adjustments reflected on line VA150 of its Call Reports for such quarters from (B) the aggregate dollar amount of charge-offs reflected on line VA160 of its Call Reports for such quarters.

(m) “Charter” means the Issuer’s certificate or articles of incorporation, articles of association, or similar organizational document.

(n) “CPP Lending Incentive Fee” has the meaning set forth in Section 3(e).

(o) “Current Period” has the meaning set forth in Section 3(a)(i)(2).

(p) “Dividend Payment Date” means January 1, April 1, July 1, and October 1 of each year.

(q) “Dividend Period” means the period from and including any Dividend Payment Date to, but excluding, the next Dividend Payment Date; provided, however, the initial Dividend Period shall be the period from and including the Original Issue Date to, but excluding, the next Dividend Payment Date (the “Initial Dividend Period”).

(r) “Dividend Record Date” has the meaning set forth in Section 3(b).

(s) “Dividend Reference Period” has the meaning set forth in Section 3(a)(i)(2).

(t) “GAAP” means generally accepted accounting principles in the United States.

(u) “Holding Company Preferred Stock” has the meaning set forth in Section 7(d)(v).

(v) “Holding Company Transaction” means the occurrence of (a) any transaction (including, without limitation, any acquisition, merger or consolidation) the result of which is that a “person” or “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, (i) becomes the direct or indirect ultimate “beneficial owner,” as defined in Rule 13d-3 under that Act, of common equity of the Issuer representing more than 50% of the voting power of the outstanding Common Stock or (ii) is otherwise required to consolidate the Issuer for purposes of generally accepted accounting principles in the United States, or (b) any consolidation or merger of the Issuer or similar transaction or any sale, lease or other transfer in one transaction or a series of related transactions of all or substantially all of the consolidated assets of the Issuer and its subsidiaries, taken as a whole, to any Person other than one of the Issuer’s subsidiaries; provided that, in the case of either clause (a) or (b), the Issuer or the Acquiror is or becomes a Bank Holding Company or Savings and Loan Holding Company.

(w) “IDI Subsidiary” means any Issuer Subsidiary that is an insured depository institution.

(x) “Increase in QSBL” means:

(i) With respect to the first (1st) Dividend Period, the difference obtained by subtracting (A) the Baseline from (B) QSBL set forth in the Initial Supplemental Report (as defined in the Definitive Agreement); and

(ii) With respect to each subsequent Dividend Period, the difference obtained by subtracting (A) the Baseline from (B) QSBL for the Dividend Reference Period for the Current Period.

(y) “Initial Dividend Period” has the meaning set forth in the definition of “Dividend Period.”

(z) “Issuer Subsidiary” means any subsidiary of the Issuer.

(aa) “Liquidation Preference” has the meaning set forth in Section 4(a).

(bb) “Non-Qualifying Portion Percentage” means, with respect to any particular Dividend Period, the percentage obtained by subtracting the Qualifying Portion Percentage from one (1).

(cc) “Original Issue Date” means August 4, 2011.

(dd) “Percentage Change in QSBL” has the meaning set forth in Section 3(a)(ii).

(ee) “Person” means a legal person, including any individual, corporation, estate, partnership, joint venture, association, joint-stock company, limited liability company or trust.

(ff) “Preferred Director” has the meaning set forth in Section 7(c).

(gg) “Preferred Stock” means any and all series of preferred stock of the Issuer, including the Designated Preferred Stock.

(hh) “Previously Acquired Preferred Shares” has the meaning set forth in the Definitive Agreement.

(ii) “Private Capital” means, if the Issuer is Matching Private Investment Supported (as defined in the Definitive Agreement), the equity capital received by the Issuer or the applicable Affiliate of the Issuer from one or more non-governmental investors in accordance with Section 1.3(l) of the Definitive Agreement.

(jj) “Publicly-Traded” means a company that (i) has a class of securities that is traded on a national securities exchange and (ii) is required to file periodic reports with either the Securities and Exchange Commission or its primary federal bank regulator.

(kk) “Qualified Small Business Lending” or “QSBL” means, with respect to any particular Dividend Period, the “Quarter-End Adjusted Qualified Small Business Lending” for such Dividend Period set forth in the applicable Supplemental Report.

(ll) “Qualifying Portion Percentage” means, with respect to any particular Dividend Period, the percentage obtained by dividing (i) the Increase in QSBL for such Dividend Period by (ii) the aggregate Liquidation Amount of then-outstanding Designated Preferred Stock.

(mm) “Savings and Loan Holding Company” means a company registered as such with the Office of Thrift Supervision pursuant to 12 U.S.C. §1467a(b) and the regulations of the Office of Thrift Supervision promulgated thereunder.

(nn) “Share Dilution Amount” means the increase in the number of diluted shares outstanding (determined in accordance with GAAP applied on a consistent basis, and as measured from the date of the Issuer’s most recent consolidated financial statements prior to the Signing Date) resulting from the grant, vesting or exercise of equity-based compensation to employees and equitably adjusted for any stock split, stock dividend, reverse stock split, reclassification or similar transaction.

(oo) “Signing Date Tier 1 Capital Amount” means $31,872,000.

(pp) “Standard Provisions” means these Standard Provisions that form a part of the Certificate of Designation relating to the Designated Preferred Stock.

(qq) “Supplemental Report” means a Supplemental Report delivered by the Issuer to Treasury pursuant to the Definitive Agreement.

(rr) “Tier 1 Dividend Threshold” means, as of any particular date, the result of the following formula:

((A + B – C) * 0.9) – D

where:

A	=	Signing Date Tier 1 Capital Amount;
B	=	the aggregate Liquidation Amount of the Designated Preferred Stock issued to Treasury;
C	=	the aggregate amount of Charge-Offs since the Signing Date; and
D	=	(i) beginning on the first day of the eleventh (11th) Dividend Period, the amount equal to ten percent (10%) of the aggregate Liquidation Amount of the Designated Preferred Stock issued to Treasury as of the Effective Date (without regard to any redemptions of Designated Preferred Stock that may have occurred thereafter) for every one percent (1%) of positive Percentage Change in QSBL between the ninth (9th) Dividend Period and the Baseline; and(ii) zero (0) at all other times.

(ss) “Voting Parity Stock” means, with regard to any matter as to which the holders of Designated Preferred Stock are entitled to vote as specified in Section 7(d) of these Standard Provisions that form a part of the Certificate of Designation, any and all series of Parity Stock upon which like voting rights have been conferred and are exercisable with respect to such matter.

Section 3. Dividends.

(a) Rate.

(i) The “Applicable Dividend Rate” shall be determined as follows:

(1) With respect to the Initial Dividend Period, the Applicable Dividend Rate shall be one percent (1.0%).

(2) With respect to each of the second (2nd) through the tenth (10th) Dividend Periods, inclusive (in each case, the “Current Period”), the Applicable Dividend Rate shall be:

(A) (x) the applicable rate set forth in column “A” of the table in Section 3(a)(iii), based on the Percentage Change in QSBL between the Dividend Period that was two Dividend Periods prior to the Current Period (the “Dividend Reference Period”) and the Baseline, multiplied by (y) the Qualifying Portion Percentage; plus

(B) (x) five percent (5%) multiplied by (y) the Non-Qualifying Portion Percentage.

In each such case, the Applicable Dividend Rate shall be determined at the time the Issuer delivers a complete and accurate Supplemental Report to Treasury with respect to the Dividend Reference Period.

(3) With respect to the eleventh (11th) through the eighteenth (18th) Dividend Periods, inclusive, and that portion of the nineteenth (19th) Dividend Period prior to, but not including, the four and one half (4½) year anniversary of the Original Issue Date, the Applicable Dividend Rate shall be:

(A) (x) the applicable rate set forth in column “B” of the table in Section 3(a)(iii), based on the Percentage Change in QSBL between the ninth (9th) Dividend Period and the Baseline, multiplied by (y) the Qualifying Portion Percentage, calculated as of the last day of the ninth (9th) Dividend Period; plus

(B) (x) five percent (5%) multiplied by (y) the Non-Qualifying Portion Percentage, calculated as of the last day of the ninth (9th) Dividend Period.

In such case, the Applicable Dividend Rate shall be determined at the time the Issuer delivers a complete and accurate Supplemental Report to Treasury with respect to the ninth (9th) Dividend Period.

(4) With respect to (A) that portion of the nineteenth (19th) Dividend Period beginning on the four and one half (4½) year anniversary of the Original Issue Date and (B) all Dividend Periods thereafter, the Applicable Dividend Rate shall be nine percent (9%).

(5) Notwithstanding anything herein to the contrary, if the Issuer fails to submit a Supplemental Report that is due during any of the second (2nd) through tenth (10th) Dividend Periods on or before the sixtieth (60th) day of such Dividend Period, the Issuer’s QSBL for the Dividend Period that would have been covered by such Supplemental Report shall be zero (0) for purposes hereof.

(6) Notwithstanding anything herein to the contrary, but subject to Section 3(a)(i)(5) above, if the Issuer fails to submit the Supplemental Report that is due during the tenth (10th) Dividend Period, the Issuer’s QSBL shall be zero (0) for purposes of calculating the Applicable Dividend Rate pursuant to Section 3(a)(i)(3) and (4). The Applicable Dividend Rate shall be re-determined effective as of the first day of the calendar quarter following the date such failure is remedied, provided it is remedied prior to the four and one half (4½) year anniversary of the Original Issue Date.

(7) Notwithstanding anything herein to the contrary, if the Issuer fails to submit any of the certificates required by Sections 3.1(d)(ii) or 3.1(d)(iii) of the Definitive Agreement when and as required thereby, the Issuer’s QSBL shall be zero (0) for purposes of calculating the Applicable Dividend Rate pursuant to Section 3(a)(i)(2) or (3) above until such failure is remedied.

(ii) The “Percentage Change in QSBL” between any given Dividend Period and the Baseline shall be the result of the following formula, expressed as a percentage:

(QSBL for the Dividend Period – Baseline) (Baseline)	× 100

(iii) The following table shall be used for determining the Applicable Dividend Rate:

If the Percentage Change in QSBL is:	The Applicable Dividend Rate shall be:
	Column “A” (each of the 2nd – 10th Dividend Periods)	Column “B” (11th – 18th and the first part of the 19th Dividend Periods)
0% or less	5%	7%
More than 0%, but less than 2.5%	5%	5%
2.5% or more, but less than 5%	4%	4%
5% or more, but less than 7.5%	3%	3%
7.5% or more, but less than 10%	2%	2%
10% or more	1%	1%

(iv) If the Issuer consummates a Business Combination, a purchase of loans or a purchase of participations in loans and the Designated Preferred Stock remains outstanding thereafter, then the Baseline shall thereafter be the “Quarter-End Adjusted Small Business Lending Baseline” set forth on the Quarterly Supplemental Report (as defined in the Definitive Agreement).

(b) Payment.  Holders of Designated Preferred Stock shall be entitled to receive, on each share of Designated Preferred Stock if, as and when declared by the board of directors of the Issuer or any duly authorized committee of the board of directors, but only out of assets legally available therefor, non-cumulative cash dividends with respect to:

(i) Each Dividend Period (other than the Initial Dividend Period) at a rate equal to one-fourth (¼) of the Applicable Dividend Rate with respect to each Dividend Period on the Liquidation Amount per share of Designated Preferred Stock, and no more, payable quarterly in arrears on each Dividend Payment Date; and

(ii) the Initial Dividend Period, on the first such Dividend Payment Date to occur at least twenty (20) calendar days after the Original Issue Date, an amount equal to (A) the Applicable Dividend Rate with respect to the Initial Dividend Period multiplied by (B) the number of days from the Original Issue Date to the last day of the Initial Dividend Period (inclusive) divided by 360.

In the event that any Dividend Payment Date would otherwise fall on a day that is not a Business Day, the dividend payment due on that date will be postponed to the next day that is a Business Day and no additional dividends will accrue as a result of that postponement. For avoidance of doubt, “payable quarterly in arrears” means that, with respect to any particular Dividend Period, dividends begin accruing on the first day of such Dividend Period and are payable on the first day of the next Dividend Period.

The amount of dividends payable on Designated Preferred Stock on any date prior to the end of a Dividend Period, and for the Initial Dividend Period, shall be computed on the basis of a 360-day year consisting of four 90-day quarters, and actual days elapsed over a 90-day quarter.

Dividends that are payable on Designated Preferred Stock on any Dividend Payment Date will be payable to holders of record of Designated Preferred Stock as they appear on the stock register of the Issuer on the applicable record date, which shall be the 15th calendar day immediately preceding such Dividend Payment Date or such other record date fixed by the board of directors of the Issuer or any duly authorized committee of the board of directors that is not more than 60 nor less than 10 days prior to such Dividend Payment Date (each, a “Dividend Record Date”). Any such day that is a Dividend Record Date shall be a Dividend Record Date whether or not such day is a Business Day.

Holders of Designated Preferred Stock shall not be entitled to any dividends, whether payable in cash, securities or other property, other than dividends (if any) declared and payable on Designated Preferred Stock as specified in this Section 3 (subject to the other provisions of the Certificate of Designation).

(c) Non-Cumulative.  Dividends on shares of Designated Preferred Stock shall be non-cumulative. If the board of directors of the Issuer or any duly authorized committee of the board of directors does not declare a dividend on the Designated Preferred Stock in respect of any Dividend Period:

(i) The holders of Designated Preferred Stock shall have no right to receive any dividend for such Dividend Period, and the Issuer shall have no obligation to pay a dividend for such Dividend Period, whether or not dividends are declared for any subsequent Dividend Period with respect to the Designated Preferred Stock; and

(ii) The Issuer shall, within five (5) calendar days, deliver to the holders of the Designated Preferred Stock a written notice executed by the Chief Executive Officer and the Chief Financial Officer of the Issuer stating the board of directors’ rationale for not declaring dividends.

(d) Priority of Dividends; Restrictions on Dividends.

(i) Subject to Sections 3(d)(ii), (iii) and (v) and any restrictions imposed by the Appropriate Federal Banking Agency or, if applicable, the Issuer’s state bank supervisor (as defined in Section 3(r) of the Federal Deposit Insurance Act (12 U.S.C. §1813(q)), so long as any share of Designated Preferred Stock remains outstanding, the Issuer may declare and pay dividends on the Common Stock, any other shares of Junior Stock, or Parity Stock, in each case only if (A) after giving effect to such dividend the Issuer’s Tier 1 capital would be at least equal to the Tier 1

Dividend Threshold, and (B) full dividends on all outstanding shares of Designated Preferred Stock for the most recently completed Dividend Period have been or are contemporaneously declared and paid.

(ii) If a dividend is not declared and paid in full on the Designated Preferred Stock in respect of any Dividend Period, then from the last day of such Dividend Period until the last day of the third (3rd) Dividend Period immediately following it, no dividend or distribution shall be declared or paid on the Common Stock or any other shares of Junior Stock (other than dividends payable solely in shares of Common Stock) or Parity Stock; provided, however, that in any such Dividend Period in which a dividend is declared and paid on the Designated Preferred Stock, dividends may be paid on Parity Stock to the extent necessary to avoid any material breach of a covenant by which the Issuer is bound.

(iii) When dividends have not been declared and paid in full for an aggregate of four (4) Dividend Periods or more, and during such time the Issuer was not subject to a regulatory determination that prohibits the declaration and payment of dividends, the Issuer shall, within five (5) calendar days of each missed payment, deliver to the holders of the Designated Preferred Stock a certificate executed by at least a majority of the Issuer’s board of directors stating that the board of directors used its best efforts to declare and pay such dividends in a manner consistent with (A) safe and sound banking practices and (B) the directors’ fiduciary obligations.

(iv) Subject to the foregoing and Section 3(e) below and not otherwise, such dividends (payable in cash, securities or other property) as may be determined by the board of directors of the Issuer or any duly authorized committee of the board of directors may be declared and paid on any securities, including Common Stock and other Junior Stock, from time to time out of any funds legally available for such payment, and holders of Designated Preferred Stock shall not be entitled to participate in any such dividends.

(v) If the Issuer is not Publicly-Traded, then after the tenth (10th) anniversary of the Signing Date, so long as any share of Designated Preferred Stock remains outstanding, no dividend or distribution shall be declared or paid on the Common Stock or any other shares of Junior Stock (other than dividends payable solely in shares of Common Stock) or Parity Stock.

(e) Special Lending Incentive Fee Related to CPP.  If Treasury held Previously Acquired Preferred Shares immediately prior to the Original Issue Date and the Issuer did not apply to Treasury to redeem such Previously Acquired Preferred Shares prior to December 16, 2010, and if the Issuer’s Supplemental Report with respect to the ninth (9th) Dividend Period reflects an amount of Qualified Small Business Lending that is less than or equal to the Baseline (or if the Issuer fails to timely file a Supplemental Report with respect to the ninth (9th) Dividend Period), then beginning on [N/A] and on all Dividend Payment Dates thereafter ending on [N/A], the Issuer shall pay to the Holders of Designated Preferred Stock, on each share of Designated Preferred Stock, but only out of assets legally available therefor, a fee equal to 0.5% of the Liquidation Amount per share of Designated Preferred Stock (“CPP Lending Incentive Fee”). All references in Section 3(d) to “dividends” on the Designated Preferred Stock shall be deemed to include the CPP Lending Incentive Fee.

Section 4. Liquidation Rights.

(a) Voluntary or Involuntary Liquidation.  In the event of any liquidation, dissolution or winding up of the affairs of the Issuer, whether voluntary or involuntary, holders of Designated Preferred Stock shall be entitled to receive for each share of Designated Preferred Stock, out of the assets of the Issuer or proceeds thereof (whether capital or surplus) available for distribution to shareholders of the Issuer, subject to the rights of any creditors of the Issuer, before any distribution of such assets or proceeds is made to or set aside for the holders of Common Stock and any other stock of the Issuer ranking junior to Designated Preferred Stock as to such distribution, payment in full in an amount equal to the sum of (i) the Liquidation Amount per share and (ii) the amount of any accrued and unpaid dividends on each such share (such amounts collectively, the “Liquidation Preference”).

(b) Partial Payment.  If in any distribution described in Section 4(a) above the assets of the Issuer or proceeds thereof are not sufficient to pay in full the amounts payable with respect to all outstanding shares of Designated Preferred Stock and the corresponding amounts payable with respect of any other stock of the Issuer ranking equally with Designated Preferred Stock as to such distribution, holders of Designated Preferred Stock and the holders of such other stock shall share ratably in any such distribution in proportion to the full respective distributions to which they are entitled.

(c) Residual Distributions.  If the Liquidation Preference has been paid in full to all holders of Designated Preferred Stock and the corresponding amounts payable with respect of any other stock of the Issuer ranking equally with Designated Preferred Stock as to such distribution have been paid in full, the holders of other stock of the Issuer shall be entitled to receive all remaining assets of the Issuer (or proceeds thereof) according to their respective rights and preferences.

(d) Merger, Consolidation and Sale of Assets Is Not Liquidation.  For purposes of this Section 4, the merger or consolidation of the Issuer with any other corporation or other entity, including a merger or consolidation in which the holders of Designated Preferred Stock receive cash, securities or other property for their shares, or the sale, lease or exchange (for cash, securities or other property) of all or substantially all of the assets of the Issuer, shall not constitute a liquidation, dissolution or winding up of the Issuer.

Section 5. Redemption.

(a) Optional Redemption.

(i) Subject to the other provisions of this Section 5:

(1) The Issuer, at its option, subject to the approval of the Appropriate Federal Banking Agency, may redeem, in whole or in part, at any time and from time to time, out of funds legally available therefor, the shares of Designated Preferred Stock at the time outstanding; and

(2) If, after the Signing Date, there is a change in law that modifies the terms of Treasury’s investment in the Designated Preferred Stock or the terms of Treasury’s Small Business Lending Fund program in a materially adverse respect for the Issuer, the Issuer may, after consultation with the Appropriate Federal Banking Agency, redeem all of the shares of Designated Preferred Stock at the time outstanding.

(ii) The per-share redemption price for shares of Designated Preferred Stock shall be equal to the sum of:

(1) the Liquidation Amount per share;

(2) the per-share amount of any unpaid dividends for the then-current Dividend Period at the Applicable Dividend Rate to, but excluding, the date fixed for redemption (regardless of whether any dividends are actually declared for that Dividend Period); and

(3) The pro rata amount of CPP Lending Incentive Fees for the current Dividend Period.

The redemption price for any shares of Designated Preferred Stock shall be payable on the redemption date to the holder of such shares against surrender of the certificate(s) evidencing such shares to the Issuer or its agent. Any declared but unpaid dividends for the then current Dividend Period payable on a redemption date that occurs subsequent to the Dividend Record Date for a Dividend Period shall not be paid to the holder entitled to receive the redemption price on the redemption date, but rather shall be paid to the holder of record of the redeemed shares on such Dividend Record Date relating to the Dividend Payment Date as provided in Section 3 above.

(b) No Sinking Fund.  The Designated Preferred Stock will not be subject to any mandatory redemption, sinking fund or other similar provisions. Holders of Designated Preferred Stock will have no right to require redemption or repurchase of any shares of Designated Preferred Stock.

(c) Notice of Redemption.  Notice of every redemption of shares of Designated Preferred Stock shall be given by first class mail, postage prepaid, addressed to the holders of record of the shares to be redeemed at their respective last addresses appearing on the books of the Issuer. Such mailing shall be at least 30 days and not more than 60 days before the date fixed for redemption. Any notice mailed as provided in this Subsection shall be conclusively presumed to have been duly given, whether or not the holder receives such notice, but failure duly to give such notice by mail, or any defect in such notice or in the mailing thereof, to any holder of shares of Designated Preferred Stock designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of Designated Preferred Stock. Notwithstanding the foregoing, if shares of Designated Preferred Stock are issued in book-entry form through The Depository Trust Company or any other similar facility, notice of redemption may be given to the holders of Designated Preferred Stock at such time and in any manner permitted by such facility. Each notice of redemption given to a holder shall state: (1) the redemption date; (2) the number of shares of Designated Preferred Stock to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (3) the redemption price; and (4) the place or places where certificates for such shares are to be surrendered for payment of the redemption price.

(d) Partial Redemption.  In case of any redemption of part of the shares of Designated Preferred Stock at the time outstanding, the shares to be redeemed shall be selected either pro rata or in such other manner as the board of directors of the Issuer or a duly authorized committee thereof may determine to be fair and equitable, but in any event the shares to be redeemed shall not be less than the Minimum Amount. Subject to the provisions hereof, the board of directors of the Issuer or a duly authorized committee thereof shall have full power and authority to prescribe the terms and conditions upon which shares of Designated Preferred Stock shall be redeemed from time to time, subject to the approval of the Appropriate Federal Banking Agency. If fewer than all the shares represented by any certificate are redeemed, a new certificate shall be issued representing the unredeemed shares without charge to the holder thereof.

(e) Effectiveness of Redemption.  If notice of redemption has been duly given and if on or before the redemption date specified in the notice all funds necessary for the redemption have been deposited by the Issuer, in trust for the pro rata benefit of the holders of the shares called for redemption, with a bank or trust company doing business in the Borough of Manhattan, The City of New York, and having a capital and surplus of at least $500 million and selected by the board of directors of the Issuer, so as to be and continue to be available solely therefor, then, notwithstanding that any certificate for any share so called for redemption has not been surrendered for cancellation, on and after the redemption date dividends shall cease to accrue on all shares so called for redemption, all shares so called for redemption shall no longer be deemed outstanding and all rights with respect to such shares shall forthwith on such redemption date cease and terminate, except only the right of the holders thereof to receive the amount payable on such redemption from such bank or trust company, without interest. Any funds unclaimed at the end of three years from the redemption date shall, to the extent permitted by law, be released to the Issuer, after which time the holders of the shares so called for redemption shall look only to the Issuer for payment of the redemption price of such shares.

(f) Status of Redeemed Shares.  Shares of Designated Preferred Stock that are redeemed, repurchased or otherwise acquired by the Issuer shall revert to authorized but unissued shares of Preferred Stock (provided that any such cancelled shares of Designated Preferred Stock may be reissued only as shares of any series of Preferred Stock other than Designated Preferred Stock).

Section 6. Conversion.  Holders of Designated Preferred Stock shall have no right to exchange or convert such shares into any other securities.

Section 7. Voting Rights.

(a) General.  The holders of Designated Preferred Stock shall not have any voting rights except as set forth below or as otherwise from time to time required by law.

(b) Board Observation Rights.  Whenever, at any time or times, dividends on the shares of Designated Preferred Stock have not been declared and paid in full within five (5) Business Days after each Dividend Payment Date for an aggregate of five (5) Dividend Periods or more, whether or not consecutive, the Issuer shall invite a representative selected by the holders of a majority of the outstanding shares of Designated Preferred Stock, voting as a single class, to attend all meetings of its board of directors in a nonvoting observer capacity and, in this respect, shall give such representative copies of all notices, minutes, consents, and other materials that it provides to its directors in connection with such meetings; provided, that the holders of the Designated Preferred Stock shall not be obligated to select such a representative, nor shall such representative, if selected, be obligated to attend any meeting to which he/she is invited. The rights of the holders of the Designated Preferred Stock set forth in this Section 7(b) shall terminate when full dividends have been timely paid on the Designated Preferred Stock for at least four consecutive Dividend Periods, subject to revesting in the event of each and every subsequent default of the character above mentioned.

(c) Preferred Stock Directors.  Whenever, at any time or times, (i) dividends on the shares of Designated Preferred Stock have not been declared and paid in full within five (5) Business Days after each Dividend Payment Date for an aggregate of six (6) Dividend Periods or more, whether or not consecutive, and (ii) the aggregate liquidation preference of the then-outstanding shares of Designated Preferred Stock is greater than or equal to $25,000,000, the authorized number of directors of the Issuer shall automatically be increased by two and the holders of the Designated Preferred Stock, voting as a single class, shall have the right, but not the obligation, to elect two directors (hereinafter the “Preferred Directors” and each a “Preferred Director”) to fill such newly created directorships at the Issuer’s next annual meeting of shareholders (or, if the next annual meeting is not yet scheduled or is scheduled to occur more than thirty days later, the President of the Issuer shall promptly call a special meeting for that purpose) and at each subsequent annual meeting of shareholders until full dividends have been timely paid on the Designated Preferred Stock for at least four (4) consecutive Dividend Periods, at which time such right shall terminate with respect to the Designated Preferred Stock, except as herein or by law expressly provided, subject to revesting in the event of each and every subsequent default of the character above mentioned; provided that it shall be a qualification for election for any Preferred Director that the election of such Preferred Director shall not cause the Issuer to violate any corporate governance requirements of any securities exchange or other trading facility on which securities of the Issuer may then be listed or traded that listed or traded companies must have a majority of independent directors. Upon any termination of the right of the holders of shares of Designated Preferred Stock to vote for directors as provided above, the Preferred Directors shall cease to be qualified as directors, the term of office of all Preferred Directors then in office shall terminate immediately and the authorized number of directors shall be reduced by the number of Preferred Directors elected pursuant hereto. Any Preferred Director may be removed at any time, with or without cause, and any vacancy created thereby may be filled, only by the affirmative vote of the holders of a majority of the shares of Designated Preferred Stock at the time outstanding voting separately as a class. If the office of any Preferred Director becomes vacant for any reason other than removal from office as aforesaid, the holders of a majority of the outstanding shares of Designated Preferred Stock, voting as a single class, may choose a successor who shall hold office for the unexpired term in respect of which such vacancy occurred.

(d) Class Voting Rights as to Particular Matters.  So long as any shares of Designated Preferred Stock are outstanding, in addition to any other vote or consent of shareholders required by law or by the Charter, the written consent of (x) Treasury if Treasury holds any shares of Designated Preferred Stock, or (y) the holders of a majority of the outstanding shares of Designated Preferred Stock, voting as a single class, if Treasury does not hold any shares of Designated Preferred Stock, shall be necessary for effecting or validating:

(i) Authorization of Senior Stock.  Any amendment or alteration of the Certificate of Designation for the Designated Preferred Stock or the Charter to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of capital stock of the Issuer ranking senior to Designated Preferred Stock with respect to either or both the payment of dividends and/or the distribution of assets on any liquidation, dissolution or winding up of the Issuer;

(ii) Amendment of Designated Preferred Stock.  Any amendment, alteration or repeal of any provision of the Certificate of Designation for the Designated Preferred Stock or the Charter (including, unless no vote on such merger or consolidation is required by Section 7(d)(iii) below, any amendment, alteration or repeal by means of a merger, consolidation or otherwise) so as to adversely affect the rights, preferences, privileges or voting powers of the Designated Preferred Stock;

(iii) Share Exchanges, Reclassifications, Mergers and Consolidations.  Subject to Section 7(d)(v) below, any consummation of a binding share exchange or reclassification involving the Designated Preferred Stock, or of a merger or consolidation of the Issuer with another corporation or other entity, unless in each case (x) the shares of Designated Preferred Stock remain outstanding or, in the case of any such merger or consolidation with respect to which the Issuer is not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (y) such shares remain outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, and limitations and restrictions thereof, that are the same as the rights, preferences, privileges and voting powers, and limitations and restrictions thereof, of Designated Preferred Stock immediately prior to such consummation, taken as a whole; provided, that in all cases, the obligations of the Issuer are assumed (by operation of law or by express written assumption) by the resulting entity or its ultimate parent;

(iv) Certain Asset Sales.  Any sale of all, substantially all, or any material portion of, the assets of the Issuer, if the Designated Preferred Stock will not be redeemed in full contemporaneously with the consummation of such sale; and

(v) Holding Company Transactions.  Any consummation of a Holding Company Transaction, unless as a result of the Holding Company Transaction each share of Designated Preferred Stock shall be converted into or exchanged for one share with an equal liquidation preference of preference securities of the Issuer or the Acquiror (the “Holding Company Preferred Stock”). Any such Holding Company Preferred Stock shall entitle holders thereof to dividends from the date of issuance of such Holding Company Preferred Stock on terms that are equivalent to the terms set forth herein, and shall have such other rights, preferences, privileges and voting powers, and limitations and restrictions thereof, that are the same as the rights, preferences, privileges and voting powers, and limitations and restrictions thereof, of Designated Preferred Stock immediately prior to such conversion or exchange, taken as a whole;

provided, however, that for all purposes of this Section 7(d), any increase in the amount of the authorized Preferred Stock, including any increase in the authorized amount of Designated Preferred Stock necessary to satisfy preemptive or similar rights granted by the Issuer to other persons prior to the Signing Date, or the creation and issuance, or an increase in the authorized or issued amount, whether pursuant to preemptive or similar rights or otherwise, of any other series of Preferred Stock, or any securities convertible into or exchangeable or exercisable for any other series of Preferred Stock, ranking equally with and/or junior to Designated Preferred Stock with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and the distribution of assets upon liquidation, dissolution or winding up of the Issuer will not be deemed to adversely affect the rights, preferences, privileges or voting powers, and shall not require the affirmative vote or consent of, the holders of outstanding shares of the Designated Preferred Stock.

(e) Changes after Provision for Redemption.  No vote or consent of the holders of Designated Preferred Stock shall be required pursuant to Section 7(d) above if, at or prior to the time when any such vote or consent would otherwise be required pursuant to such Section, all outstanding shares of the Designated Preferred Stock shall have been redeemed, or shall have been called for redemption upon proper notice and sufficient funds shall have been deposited in trust for such redemption, in each case pursuant to Section 5 above.

(f) Procedures for Voting and Consents.  The rules and procedures for calling and conducting any meeting of the holders of Designated Preferred Stock (including, without limitation, the fixing of a record date in connection therewith), the solicitation and use of proxies at such a meeting, the obtaining of written consents and any other aspect or matter with regard to such a meeting or such consents shall be governed by any rules the board of directors of the Issuer or any duly authorized committee of the board of directors, in its discretion, may adopt from time to time, which rules and procedures shall conform to the requirements of the Charter, the Bylaws, and applicable law and the rules of any national securities exchange or other trading facility on which Designated Preferred Stock is listed or traded at the time.

Section 8. Restriction on Redemptions and Repurchases.

(a) Subject to Sections 8(b) and (c), so long as any share of Designated Preferred Stock remains outstanding, the Issuer may repurchase or redeem any shares of Capital Stock (as defined below), in each case only if (i) after giving effect to such dividend, repurchase or redemption, the Issuer’s Tier 1 capital would be at least equal to the Tier 1 Dividend Threshold and (ii) dividends on all outstanding shares of Designated Preferred Stock for the most recently completed Dividend Period have been or are contemporaneously declared and paid (or have been declared and a sum sufficient for the payment thereof has been set aside for the benefit of the holders of shares of Designated Preferred Stock on the applicable record date).

(b) If a dividend is not declared and paid on the Designated Preferred Stock in respect of any Dividend Period, then from the last day of such Dividend Period until the last day of the third (3rd) Dividend Period immediately following it, neither the Issuer nor any Issuer Subsidiary shall, redeem, repurchase or acquire any shares of Common Stock, Junior Stock, Parity Stock or other capital stock or other equity securities of any kind of the Issuer or any Issuer Subsidiary, or any trust preferred securities issued by the Issuer or any Affiliate of the Issuer (“Capital Stock”) (other than (i) redemptions, purchases, repurchases or other acquisitions of the Designated Preferred Stock and (ii) repurchases of Junior Stock or Common Stock in connection with the administration of any employee benefit plan in the ordinary course of business (including purchases to offset any Share Dilution Amount pursuant to a publicly announced repurchase plan) and consistent with past practice; provided that any purchases to offset the Share Dilution Amount shall in no event exceed the Share Dilution Amount, (iii) the acquisition by the Issuer or any of the Issuer Subsidiaries of record ownership in Junior Stock or Parity Stock for the beneficial ownership of any other persons (other than the Issuer or any other Issuer Subsidiary), including as trustees or custodians, (iv) the exchange or conversion of Junior Stock for or into other Junior Stock or of Parity Stock or trust preferred securities for or into other Parity Stock (with the same or lesser aggregate liquidation amount) or Junior Stock, in each case set forth in this clause (iv), solely to the extent required pursuant to binding contractual agreements entered into prior to the Signing Date or any subsequent agreement for the accelerated exercise, settlement or exchange thereof for Common Stock, (v) redemptions of securities held by the Issuer or any wholly-owned Issuer Subsidiary or (vi) redemptions, purchases or other acquisitions of capital stock or other equity securities of any kind of any Issuer Subsidiary required pursuant to binding contractual agreements entered into prior to (x) if Treasury held Previously Acquired Preferred Shares immediately prior to the Original Issue Date, the original issue date of such Previously Acquired Preferred Shares, or (y) otherwise, the Signing Date).

(c) If the Issuer is not Publicly-Traded, then after the tenth (10th) anniversary of the Signing Date, so long as any share of Designated Preferred Stock remains outstanding, no Common Stock, Junior Stock or Parity Stock shall be, directly or indirectly, purchased, redeemed or otherwise acquired for consideration by the Issuer or any of its subsidiaries.

Section 9. No Preemptive Rights.  No share of Designated Preferred Stock shall have any rights of preemption whatsoever as to any securities of the Issuer, or any warrants, rights or options issued or granted with respect thereto, regardless of how such securities, or such warrants, rights or options, may be designated, issued or granted.

Section 10. References to Line Items of Supplemental Reports.  If Treasury modifies the form of Supplemental Report, pursuant to its rights under the Definitive Agreement, and any such modification includes a change to the caption or number of any line item on the Supplemental Report, then any reference herein to such line item shall thereafter be a reference to such re-captioned or re-numbered line item.

Section 11. Record Holders.  To the fullest extent permitted by applicable law, the Issuer and the transfer agent for Designated Preferred Stock may deem and treat the record holder of any share of Designated Preferred Stock as the true and lawful owner thereof for all purposes, and neither the Issuer nor such transfer agent shall be affected by any notice to the contrary.

Section 12. Notices.  All notices or communications in respect of Designated Preferred Stock shall be sufficiently given if given in writing and delivered in person or by first class mail, postage prepaid, or if given in such other manner as may be permitted in this Certificate of Designation, in the Charter or Bylaws or by applicable law. Notwithstanding the foregoing, if shares of Designated Preferred Stock are issued in book-entry form through The Depository Trust Company or any similar facility, such notices may be given to the holders of Designated Preferred Stock in any manner permitted by such facility.

Section 13. Replacement Certificates.  The Issuer shall replace any mutilated certificate at the holder’s expense upon surrender of that certificate to the Issuer. The Issuer shall replace certificates that become destroyed, stolen or lost at the holder’s expense upon delivery to the Issuer of reasonably satisfactory evidence that the certificate has been destroyed, stolen or lost, together with any indemnity that may be reasonably required by the Issuer.

Section 14. Other Rights.  The shares of Designated Preferred Stock shall not have any rights, preferences, privileges or voting powers or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or in the Charter or as provided by applicable law.

APPENDIX H

CORNERSTONE 2015 STOCK INCENTIVE PLAN

SMARTFINANCIAL, INC. F/K/A CORNERSTONE BANCSHARES, INC.
2015 STOCK INCENTIVE PLAN

MARCH 23, 2015

1. Purpose.  The purpose of this Plan is to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to Employees, Directors and Consultants and to promote the success of the Company’s business. This Plan permits the grant of Options and Restricted Stock as the Administrator may determine.

2. Definitions.  For purposes of this Plan, the following terms shall have the meanings set forth below:

(a) “Administrator” means the Board or any Committee appointed by the Board.

(b) “Applicable Laws” means the requirements relating to the administration of equity compensation plans under U.S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted, and the applicable laws of any other country or jurisdiction where Awards are granted under this Plan.

(c) “Award” means a grant of Options or Restricted Stock under this Plan.

(d) “Award Agreement” means a written agreement setting forth the terms, conditions, and restrictions applicable to each Award granted under this Plan. All Award Agreements are subject to the terms, conditions, and restrictions set forth in this Plan.

(e) “Board” means the board of directors of the Company.

(f) “Code” means the Internal Revenue Code of 1986, as amended. Any reference to a section of the Code herein shall be a reference to any successor or amended section of the Code.

(g) “Committee” means a committee of Directors and/or other individuals appointed by the Board in accordance with Applicable Laws.

(h) “Common Stock” means common stock, par value $1.00 per share, of the Company.

(i) “Company” means SmartFinancial, Inc. f/k/a Cornerstone Bancshares, Inc., a Tennessee corporation.

(j) “Consultant” means any person who is engaged by the Company or any Parent or Subsidiary of the Company to render consulting or advisory services to such entity.

(k) “Director” means a member of the Board.

(l) “Disability” means total and permanent disability as defined in Section 22(e)(3) of the Code.

(m) “Employee” means any person, including officers and Directors, employed by the Company or any Parent or Subsidiary of the Company. Neither service as a Director nor payment of a director’s fee by the Company shall be sufficient to constitute “employment” by the Company.

(n) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(o) “Exchange Program” means a program under which (i) outstanding Options are surrendered or cancelled in exchange for Options of the same type (which may have lower or higher exercise prices and different terms), Options of a different type, and/or cash, and/or (ii) the exercise price of an outstanding Option is reduced. The terms and conditions of any Exchange Program shall be determined by the Administrator in its sole discretion.

(p) “Fair Market Value” means, as of any date, the value of Common Stock determined as follows:

(i) if the Common Stock is listed on any established stock exchange or a national market system, including without limitation the Nasdaq Global Market, the Nasdaq Global Select Market or the Nasdaq Capital Market, its Fair Market Value shall be the closing sales price for Common Stock (or, if no closing sales price was reported on that date, as applicable, on the last trading date such closing sales price was reported) as quoted on such exchange or system on the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(ii) if the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, its Fair Market Value shall be the mean between the high bid and low asked prices for the Common Stock on the day of determination (or, if no bids and asks were reported on that date, as applicable, on the last trading date such bids and asks were reported); or

(iii) in the absence of an established market for the Common Stock, the Fair Market Value thereof shall be determined in good faith by the Administrator.

(q) “Incentive Stock Option” means an Option that by its terms qualifies and is otherwise intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(r) “Nonstatutory Stock Option” means an Option that by its terms does not qualify or is not intended to qualify as an Incentive Stock Option.

(s) “Option” means an option to acquire Common Stock granted pursuant to this Plan.

(t) “Parent” means a “parent corporation” as defined in Section 424(e) of the Code, whether now or hereafter existing.

(u) “Participant” means the holder of an outstanding Award.

(v) “Plan” means this 2015 Stock Incentive Plan.

(w) “Restricted Stock” means Shares issued pursuant to a Restricted Stock award under Section 7 of this Plan, or issued pursuant to the early exercise of an Option.

(x) “Restricted Stock Purchase Agreement” means a written agreement between the Company and the Participant evidencing the terms and restrictions applying to Shares purchased under a Restricted Stock award. The Restricted Stock Purchase Agreement is subject to the terms and conditions of the Plan and the notice of grant.

(y) “Sale Event” means a transaction or event (whether arising from any single transaction or event or any series of related transactions or events) which, individually or in the aggregate, results in: (i) any consolidation, merger or conversion of the Company with or into any other corporation or other entity or person, or any other corporation reorganization, in which the shareholders of the Company immediately prior to such consolidation, merger, conversion or reorganization, own less than fifty percent (50%) of the voting power of the surviving entity immediately after such consolidation, merger, conversion or reorganization (but excluding any consolidation or merger effected exclusively to change the domicile of the Company); (ii) a transfer of more than fifty percent (50%) of the Company’s voting power; or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company. Notwithstanding the foregoing, the transactions contemplated by that certain Merger Agreement, dated as of December 5, 2014, among the Company and the other parties signatory thereto shall not constitute a “Sale Event” under this Plan.

(z) “Securities Act” means the Securities Act of 1933, as amended.

(aa) “Service Provider” means an Employee, Director or Consultant.

(bb) “Share” means a share of Common Stock, as adjusted in accordance with Section 11 hereof.

(cc) “Subsidiary” means a “subsidiary corporation” as defined in Section 424(f) of the Code, whether now or hereafter existing.

3. Shares subject to this Plan.

(a) Subject to the provisions of Section 11 hereof, the maximum aggregate number of Shares that may be subject to Awards and sold under this Plan is 8,000,000 Shares. The Shares may be authorized but unissued, or reacquired, Common Stock.

(b) If an Award expires or becomes unexercisable without having been exercised in full, or is surrendered pursuant to an Exchange Program, the unpurchased Shares that were subject thereto shall become available for future grant or sale under this Plan (unless this Plan has terminated). However, Shares that have actually been issued under this Plan, upon exercise of an Award, shall not be returned to this Plan and shall not become available for future distribution under this Plan, except that if unvested Shares of Restricted Stock are repurchased by the Company at their original purchase price, such Shares shall become available for future grant under this Plan. Notwithstanding the foregoing, subject to adjustment provided in Section 11 hereof, the maximum number of Shares that may be issued upon the exercise of Incentive Stock Options shall equal the aggregate Share number stated in subsection (a) above plus, to the extent allowable under Section 422 of the Code, any Shares that become available for issuance under this Plan pursuant to this subsection (b).

4. Administration.

(a) Administrator.  This Plan shall be administered by the Administrator.

(b) Powers of the Administrator.  Subject to the provisions of this Plan (and, in the case of a Committee, the specific duties delegated by the Board to such Committee), and subject to the approval of any applicable government authorities, the Administrator shall have the authority, in its discretion:

(i) to determine the Fair Market Value;

(ii) to select the Service Providers to whom Awards may from time to time be granted hereunder;

(iii) to determine the number of Shares to be covered by each such Award granted hereunder;

(iv) to approve forms of agreement for use under the Plan;

(v) to determine the terms, conditions, and restrictions of any Award granted hereunder (including, without limitation, the exercise price, the time or times when Awards may be exercised (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture restrictions, and any other restrictions or limitations regarding any Award or the Common Stock relating thereto, based in each case on such factors as the Administrator, in its sole discretion, shall determine);

(vi) to institute an Exchange Program;

(vii) to prescribe, amend and rescind rules and regulations relating to this Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws;

(viii) to modify or amend each Award (subject to Section 19(c) of this Plan), including, without limitation, the discretionary authority to extend the post-termination exercise period of Awards and to extend the maximum term of an Option (subject to Section 6(a) regarding Incentive Stock Options);

(ix) to authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator; and

(x) to construe and interpret the terms of this Plan and Awards granted pursuant hereto.

(c) Effect of Administrator’s Decision.  All decisions, determinations and interpretations of the Administrator made in accordance with this Plan shall be final and binding on all Participants.

5. Eligibility.  Nonstatutory Stock Options and Restricted Stock may be granted to Employees or Service Providers. Incentive Stock Options may only be granted to Employees.

6. Stock Options.

(a) Term of Option.  The term of each Option shall be stated in the Award Agreement, provided that the term shall in no event be no more than ten (10) years from the date of grant thereof. In the case of an Incentive Stock Option granted to a Participant who, at the time the Option is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary thereof, the term of the Option shall be five (5) years from the date of grant or such shorter term as may be provided in the Award Agreement.

(b) Option Exercise Price and Consideration.

(i) Exercise Price.  The per share exercise price for the Shares to be issued upon exercise of an Option shall be such price as is determined by the Administrator, subject to the following:

(A) In the case of an Incentive Stock Option:  (1) granted to an Employee who, at the time of grant of such Option, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary thereof, the exercise price shall be no less than one hundred and ten percent (110%) of the Fair Market Value per Share on the date of grant; or (2) granted to any other Employee, the per Share exercise price shall be no less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

(B) In the case of a Nonstatutory Stock Option, the per Share exercise price shall be no less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant, unless otherwise determined by the Administrator.

(C) The determination of Fair Market Value for purposes of establishing the per share exercise price shall be made in accordance with Section 409A of the Code and the regulations issued thereunder.

(D) Notwithstanding the foregoing, Options may be granted with a per Share exercise price other than as required above in accordance with and pursuant to a transaction described in Section 424 of the Code.

(ii) Forms of Consideration.  The consideration to be paid for the Shares to be issued upon exercise of an Option, including the method of payment, shall be determined by the Administrator (and, in the case of an Incentive Stock Option, shall be determined at the time of grant). Such consideration may consist of, without limitation: (A) cash; (B) check; (C) promissory note (to the extent permitted by Applicable Laws); (D) other Shares, provided that such Shares have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which such Option shall be exercised, and provided further that the acceptance of such Shares will not, in the sole discretion of the Administrator, result in any adverse accounting consequences to the Company; (E) consideration received by the Company under a cashless exercise program implemented by the Company in connection with this Plan; (F) such other consideration and method of payment for the issuance of Shares (to the extent permitted by Applicable Laws and acceptable to the Administrator in its sole discretion); or (G) any combination of the foregoing methods of payment. In making its determination as to the type of consideration to accept, the Administrator shall consider if acceptance of such consideration may be reasonably expected to benefit the Company.

(c) Exercise of Option.

(i) Procedure for Exercise; Rights as a Shareholder.

(A) Any Option granted hereunder shall be exercisable according to the terms, conditions, and restrictions (including, without limitation, vesting and forfeiture provisions) set forth herein or in the Award Agreement.

(B) An Option shall be deemed exercised when the Company receives (1) written notice of exercise (in accordance with the Award Agreement) from the person entitled to exercise the Option, (2) full payment for the Shares with respect to which the Option is exercised, together with any applicable withholding taxes, and (3) such exercise (and the issuance of Shares as a result thereof) complies with Applicable Laws and the terms, conditions, and restrictions set forth in this Plan and the Award Agreement. Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Award Agreement and this Plan. Shares issued upon exercise of an Option shall be issued in the name of the Participant or, if requested by the Participant, in the name of the Participant and his or her spouse. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no rights as a shareholder of the Company shall exist with respect to the Shares, notwithstanding the exercise of the Option. The Company shall issue (or cause to be issued) such Shares promptly after the Option is exercised, subject to any conditions on such issuance set forth in the Award Agreement. No adjustment shall be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 11 hereof.

(C) Exercise of an Option in any manner shall result in a decrease in the number of Shares thereafter available, both for purposes of this Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

(ii) Termination of Relationship as a Service Provider.  If a Participant ceases to be a Service Provider, such Participant may exercise his or her Option within such period of time as is specified in the Award Agreement, to the extent that the Option is vested on the date of termination (but in no event later than the expiration of the term of the Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option shall remain exercisable for three (3) months following the Participant’s termination. Unless the Administrator provides otherwise, if on the date of termination the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall revert to this Plan. If, after termination, the Participant does not exercise his or her Option within the time period specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to this Plan.

(iii) Disability of Participant.  If a Participant suffers a Disability while a Service Provider, the Option may be exercised within such longer period of time as is specified in the Award Agreement, to the extent the Option is vested on the date of Disability (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement) by the Participant or his or her personal representative. In the absence of a specified time in the Award Agreement, the Option shall remain exercisable for twelve (12) months following the date of Disability. Unless the Administrator provides otherwise, if on the date of Disability the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall revert to this Plan. If, after the Participant suffers a Disability, the Option is not so exercised within the time period specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to this Plan.

(iv) Death of Participant.  If a Participant dies while a Service Provider, the Option may be exercised within such longer period of time as is specified in the Award Agreement, to the extent that the Option is vested on the date of death (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement) by the Participant’s designated beneficiary, provided such beneficiary has been designated prior to the Participant’s death in a form acceptable to the Administrator. If no such beneficiary has been designated by the Participant, then such Option may be exercised by the personal representative of the Participant’s estate or by the person(s) to whom the Option is transferred pursuant to the Participant’s will or in accordance with the laws of descent and distribution. In the absence of a specified time in the Award Agreement, the Option shall remain exercisable for twelve (12) months following the date of death. If, at the time of death, the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall immediately revert to this Plan. If the Option is not so exercised within the time specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to this Plan.

(v) Incentive Stock Option Limit.  Each Option shall be designated in the Award Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds $100,000, such Options shall be treated as Nonstatutory Stock Options. For purposes of this Section 6(c)(v), Incentive Stock Options shall be taken into account in the order in which they were granted. The Fair Market Value of the Shares shall be determined as of the time the Option with respect to such Shares is granted.

7. Restricted Stock.

(a) Rights to Purchase.  Restricted Stock may be issued either alone, in addition to, or in tandem with other Awards granted under this Plan and/or cash awards made outside of this Plan. After the Administrator determines that it shall offer Restricted Stock under this Plan, it shall advise the offeree in writing of the terms, conditions and restrictions related to the offer, including the number of Shares that such person shall be entitled to purchase, the price to be paid (if any), and the time within which such person must accept such offer.

(b) Repurchase Option.  Unless the Administrator determines otherwise, the Restricted Stock Purchase Agreement shall grant the Company a repurchase option exercisable within ninety (90) days of the voluntary or involuntary termination of the purchaser’s service with the Company for any reason (including death or Disability). Unless the Administrator provides otherwise, the purchase price for Shares repurchased pursuant to the Restricted Stock Purchase Agreement shall be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to the Company. The repurchase option shall lapse at such rate as the Administrator may determine.

(c) Other Provisions.  The Restricted Stock Purchase Agreement shall contain such other terms, provisions and conditions not inconsistent with this Plan as may be determined by the Administrator in its sole discretion.

(d) Rights as a Shareholder.  Once the Restricted Stock is purchased or otherwise issued, the purchaser shall have rights equivalent to those of a shareholder and shall be a shareholder when his or her purchase is entered upon the records of the duly authorized transfer agent of the Company. No adjustment shall be made for a dividend or other right for which the record date is prior to the date the Restricted Stock is purchased or otherwise issued, except as provided in Section 11 hereof.

8. Tax Withholding.  Prior to the delivery of any Shares pursuant to an Award (or exercise thereof), the Company shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy federal, state, local, foreign or other taxes (including the Participant’s FICA obligation) required to be withheld with respect to such Award (or exercise thereof). The Administrator, in its sole discretion and pursuant to such procedures as it may specify from time to time, shall determine in what manner it shall allow a Participant to satisfy such tax withholding obligation and may permit the Participant to satisfy such tax withholding obligation, in whole or in part by one (1) or more of the following: (a) paying cash (or by check), (b) electing to have the Company withhold otherwise deliverable Shares having a Fair Market Value equal to the minimum amount statutorily required to be withheld, or (c) selling a sufficient number of such Shares otherwise deliverable to a Participant through such means as the Company may determine in its sole discretion (whether through a broker or otherwise) equal to the minimum amount statutorily required to be withheld.

9. Limited Transferability of Awards.  Unless determined otherwise by the Administrator, Awards may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or the laws of descent and distribution, and may be exercised during the lifetime of the Participant, only by the Participant.

10. Leaves of Absence; Transfers.

(a) Unless the Administrator provides otherwise, or except as otherwise required by Applicable Laws, vesting of Awards granted hereunder shall be suspended during any unpaid leave of absence.

(b) A Service Provider shall not cease to be a Service Provider in the case of (i) any leave of absence approved by the Company, or (ii) transfers between locations of the Company or between the Company, its Parent, any Subsidiary, or any successor.

(c) For purposes of Incentive Stock Options, no such leave may exceed three (3) months, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, then six (6) months following the first (1st) day of such leave, any Incentive Stock Option held by the Participant shall cease to be treated as an Incentive Stock Option and shall be treated for tax purposes as a Nonstatutory Stock Option.

11. Adjustments; Dissolution or Liquidation; Sale Event.

(a) Adjustments.  In the event that any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Shares or other securities of the Company, or other change in the corporate structure of the Company affecting the Shares occurs, the Administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under this Plan, shall adjust the number and class of Shares that may be delivered under this Plan and/or the number, class, and price of Shares covered by each outstanding Award.

(b) Dissolution or Liquidation.  In the event of the proposed dissolution or liquidation of the Company, the Administrator shall notify each Participant as soon as practicable prior to the effective date of such proposed action. To the extent it has not been previously exercised, an Award shall terminate immediately prior to the consummation of such proposed action.

(c) Sale Event.  The terms, conditions, and restrictions set forth in each Award Agreement shall govern the vesting or forfeiture of Awards in connection with a Sale Event. Notwithstanding the foregoing, in the event of a Sale Event, the Board, or the board of directors of any corporation assuming the obligations of the Company, may, in its discretion, take any one or more of the following actions with respect to outstanding Awards: (i) provide that such Awards shall be assumed, or equivalent stock rights shall be substituted, by the acquiring or succeeding corporation (or an affiliate thereof), provided, that any Options substituted for Options shall meet the requirements of Section 409A of the Code, and that any Incentive Stock Options substituted for Incentive Stock Options shall meet the requirements of Section 424(a) of the Code; (ii) upon written notice to the Participants, provide that any and all outstanding Options shall become exercisable in full (to the extent not otherwise so exercisable) as of a specified date or time (“Accelerated Vesting Date”) prior to the consummation of such Sale Event, and that all unexercised Options shall terminate as of a specified date or time (“Accelerated Expiration Date”) following the Accelerated Vesting Date unless exercised by a Participant prior to the Accelerated Expiration Date, provided, that Participants shall be given a reasonable period of time within which to exercise or provide for the exercise of outstanding Options following such written notice and before the Accelerated Expiration Date; (iii) if the Sale Event is a merger pursuant to the terms of which holders of Shares will receive upon consummation thereof a cash payment for each share surrendered in the merger (the “Merger Price”), terminate each outstanding Award in exchange for a payment, made or provided for by the Company, equal in amount to the excess, if any, of the Merger Price over the per-share exercise price of each such Award, times the number of Shares subject to such Award (to the extent vested); (iv) terminate each outstanding Award in exchange for a cash payment equal in amount to the product of the excess, if any, of the fair market value of a Share over the per-share exercise price of each such Award, times the number of Shares subject to such Award that are then exercisable; or (v) upon written notice to the Participants, provide that all unexercised Awards will terminate immediately prior to the consummation of such Sale Event unless exercised (to the extent vested) by a Participant within a specified period following the date of such notice. The Board shall determine the fair market value of a Share for purposes of the foregoing, and the Board’s determination of such fair market value shall be final, binding and conclusive.

12. Time of Granting Awards.  The date of grant of an Award shall, for all purposes, be the date on which the Administrator makes the determination granting such Award, or such later date as is determined by the Administrator. Notice of the determination shall be given to each Service Provider to whom an Award is so granted within a reasonable time after the date of such grant.

13. No Effect on Employment or Service.  Neither this Plan nor any Award shall confer upon any participant any right with respect to continuing the Participant’s relationship as a Service Provider with the Company, nor shall it interfere in any way with his or her right or the Company’s right to terminate such relationship at any time, with or without cause, and with or without notice.

14. Conditions Upon Issuance of Shares.

(a) Legal Compliance.  Shares shall not be issued pursuant to the exercise of an Award unless the exercise of such Award and the issuance and delivery of such Shares shall comply with Applicable Laws and shall be further subject to the approval of counsel for the Company with respect to such compliance. The Participant must also execute any and all shareholder and similar agreements of the Company at the time of exercise.

(b) Investment Representations.  As a condition to the exercise of an Award, the Administrator may in its discretion require the person exercising such Award to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares.

15. Inability to Obtain Authority.  The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

16. Reservation of Shares.  The Company, during the term of this Plan, shall at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of this Plan.

17. Shareholder Approval.  This Plan shall be subject to approval by the shareholders of the Company within twelve (12) months after the date this Plan is adopted. Such shareholder approval must be obtained in the degree and manner required under Applicable Laws.

18. Term of Plan.  Subject to shareholder approval in accordance with Section 17 hereof, this Plan shall take effect on the date first written above and shall, unless earlier terminated pursuant to Section 19 hereof, remain in full force and effect for a period of ten (10) years thereafter.

19. Amendment and Termination of the Plan.

(a) Amendment and Termination.  The Board may at any time amend, alter, suspend or terminate this Plan. Further, this Plan shall terminate automatically if shareholder approval of this Plan is not obtained pursuant to Section 17 hereof.

(b) Shareholder Approval.  The Board shall obtain shareholder approval of any Plan amendment to the extent necessary and desirable to comply with Applicable Laws.

(c) Effect of Amendment or Termination.  No amendment, alteration, suspension or termination of this Plan shall impair the rights of any Participant, except to the extent otherwise agreed upon in a writing signed by both the Participant and the Administrator. Termination of this Plan shall not affect the Administrator’s ability to exercise the powers granted to it hereunder with respect to Options granted under the Plan prior to the date of such termination.

* * * * *

APPENDIX I

CORNERSTONE SERIES A REDEMPTION AMENDMENT

ARTICLES OF AMENDMENT TO THE
AMENDED AND RESTATED CHARTER
OF
CORNERSTONE BANCSHARES, INC.

In accordance with the provisions of Section 48-20-106 of the Tennessee Business Corporation Act, Cornerstone Bancshares, Inc., the undersigned corporation, does hereby adopt the following Articles of Amendment (these “Articles of Amendment”) to its Amended and Restated Charter, as amended (the “Charter”):

1. The name of the corporation is: Cornerstone Bancshares, Inc.

2. The Charter is amended by deleting Part 6(a) of Section 2(a) and inserting, in lieu thereof, the following:

(a) Optional Redemption.  The Issuer, at its option, subject to the prior approval of the Appropriate Federal Banking Agency, may redeem, in whole or in part, at any time after March 31, 2015, but prior to August 1, 2015, the shares of Designated Preferred Stock at the time outstanding, upon notice to the holders of such Designated Preferred Stock as provided in Part 6(c) below, at a redemption price equal to the sum of (i) the Original Issue Price per share outstanding and (ii) except as otherwise provided below, dividends on such Designated Preferred Stock through July 30, 2015 (regardless of whether any dividends are actually declared and regardless of whether such Designated Preferred Stock is redeemed prior to July 30, 2015). The Issuer, at its option, subject to the prior approval of the Appropriate Federal Banking Agency, may redeem, in whole or in part, at any time after July 30 2015, the shares of Designated Preferred Stock at the time outstanding, upon notice to the holders of such Designated Preferred Stock as provided in Part 6(c) below, at a redemption price equal to the sum of (i) the Original Issue Price per share outstanding and (ii) except as otherwise provided below, any accumulated and unpaid dividends (regardless of whether any dividends are actually declared) to, but excluding, the date fixed for redemption.

The redemption price for any shares of Designated Preferred Stock (which, for the avoidance of doubt, shall include dividends on such Designated Preferred Stock through July 30, 2015, notwithstanding that such Designated Preferred Stock is redeemed prior to July 30, 2015) shall be payable on the redemption date to the holder of such shares against surrender of the certificate(s) evidencing such shares to the Issuer or its agent. Any declared but unpaid dividends payable on a redemption date that occurs subsequent to the Dividend Record Date for a Dividend Period shall not be paid to the holder entitled to receive the redemption price on the redemption date, but rather shall be paid to the holder of record of the redeemed shares on the Dividend Record Date relating to such Dividend Period as provided in Part 4(a) above.

3. Except as amended by these Articles of Amendment, the Charter shall remain in full force and effect.

4. The foregoing amendment to the Charter was duly adopted by the board of directors of the corporation on April 9, 2015 and by the holders of the Designated Preferred Stock of the corporation on [•], 2015.

5. The foregoing amendment to the Charter will be effective as upon the filing of these Articles of Amendment with the Secretary of State of the State of Tennessee.

[Signature Page Follows]

I-1

IN WITNESS WHEREOF, the undersigned corporation has caused these Articles of Amendment to be signed by its duly authorized officer this [•] day of [•], 2015.

CORNERSTONE BANCSHARES, INC.

By:	Name: Nathaniel F. Hughes Title: President and Chief Executive Officer

I-2

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

The Tennessee Business Corporation Act allows a Tennessee corporation’s charter to contain a provision eliminating or limiting, with certain exceptions, the personal liability of a director to the corporation or its shareholders for monetary damages for breach of the director’s fiduciary duty as a director. Under the Tennessee Business Corporation Act, a Tennessee business corporation may not eliminate or limit director monetary liability for (i) breaches of the director’s duty of loyalty to the corporation or its shareholders; (ii) acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law; or (iii) unlawful distributions. This provision also may not limit a director’s liability for violation of, or otherwise relieve a corporation or its directors from the necessity of complying with, federal or state securities laws, or affect the availability of non-monetary remedies such as injunctive relief or rescission.

Cornerstone’s current amended and restated charter, as well its second amended and restated charter proposed to be adopted in connection with the Merger Agreement, each contain a provision stating that directors shall not be personally liable for monetary damage to the corporation or its shareholders for breach of fiduciary duty as a director, except to the extent required by the Tennessee Business Corporation Act in effect from time to time.

The Tennessee Business Corporation Act provides that a corporation may indemnify any of its directors, officers, employees and agents against liability incurred in connection with a proceeding if (a) such person acted in good faith; (b) in the case of conduct in an official capacity with the corporation, he reasonably believed such conduct was in the corporation’s best interests; (c) in all other cases, he reasonably believed that his conduct was at least not opposed to the best interests of the corporation; and (d) in connection with any criminal proceeding, such person had no reasonable cause to believe his conduct was unlawful. In actions brought by or in the right of the corporation, however, the Tennessee Business Corporation Act provides that no indemnification may be made if the director or officer was adjudged to be liable to the corporation. The Tennessee Business Corporation Act also provides that in connection with any proceeding charging improper personal benefit to an officer or director, no indemnification may be made if such officer or director is adjudged liable on the basis that such personal benefit was improperly received. In cases where the director or officer is wholly successful, on the merits or otherwise, in the defense of any proceeding instigated because of his or her status as a director or officer of a corporation, the Tennessee Business Corporation Act mandates that the corporation indemnify the director or officer against reasonable expenses incurred in the proceeding. The Tennessee Business Corporation Act provides that a court of competent jurisdiction, unless the corporation’s charter provides otherwise, upon application, may order that an officer or director be indemnified for reasonable expenses if, in consideration of all relevant circumstances, the court determines that such individual is fairly and reasonably entitled to indemnification, notwithstanding the fact that (a) such officer or director was adjudged liable to the corporation in a proceeding by or in the right of the corporation; (b) such officer or director was adjudged liable on the basis that personal benefit was improperly received by him; or (c) such officer or director breached his duty of care to the corporation.

Under Cornerstone’s current amended and restated bylaws, as well as under Cornerstone’s second amended and restated bylaws to be adopted in connection with the merger agreement, each person who was or is made a party to, or is threatened to be made a party to or is otherwise involved in, any proceeding, by reason of the fact that he or she is or was a director or officer of Cornerstone or is or was serving at the request of Cornerstone as a director, officer, or employee of another corporation or of a partnership, joint venture, trust, or other enterprise, including service with respect to employee benefit plans, provided that the basis of such proceeding is alleged action in an official capacity as a director, officer, or employee within the scope of such indemnitee’s duties and authority, shall be indemnified and held harmless by Cornerstone to the fullest extent authorized by the Tennessee Business Corporation Act, as the same now exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits Cornerstone to provide broader indemnification rights than such law permitted Cornerstone prior to such amendment), and applicable federal laws and regulations (including without limitation applicable Federal Deposit Insurance Corporation regulations regarding indemnification payments by a depository institution holding company, as the same may be amended from time to time), against all expense, liability, and loss (including without limitation attorneys’ fees, judgments, fines, excise taxes, penalties, and amounts paid into settlement) reasonably incurred or suffered by such indemnitee in connection therewith, and such indemnification shall continue as to an indemnitee who has ceased to be a director, officer, or employee and shall inure to the benefit of the indemnitee’s heirs, executors, and administrators.

Notwithstanding the foregoing, Cornerstone shall only indemnify an indemnitee with respect to a proceeding initiated or instituted by the indemnitee only if such proceeding (or part thereof) was authorized by the Cornerstone board of directors.

The right to indemnification conferred in by Cornerstone is a contract right and shall include the right to be paid by Cornerstone the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that any such advancement of expenses for expenses incurred by an indemnitee in his or her capacity as a director, officer, or employee (and not in any other capacity in which service was or is rendered by such indemnitee, including without limitation service to any employee benefit plan) shall be made only upon delivery to Cornerstone of an undertaking by and on behalf of such indemnitee to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right of appeal that such indemnitee is not entitled to be indemnified for such expenses.

Moreover, the foregoing right of indemnification shall not be exclusive of other rights to which such person, his heirs, executors, administrators, successors or assigns may be entitled under any law, bylaw, agreement, vote of shareholders or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of Cornerstone pursuant to its bylaws, or otherwise, Cornerstone has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Cornerstone carries standard directors’ and officers’ liability insurance covering its directors and officers.

Item 21. Exhibits and Financial Statement Schedules

Exhibit No.	Description
2.1	Agreement and Plan of Merger dated as of December 5, 2014 by and among SmartFinancial, Inc., SmartBank, Cornerstone Bancshares, Inc., and Cornerstone Community Bank (incorporated herein by reference to Appendix A to the joint proxy statement/prospectus that is Part I of this registration statement) (schedules and exhibits to which have been omitted pursuant to Items 601(b)(2) of Regulations S-K. Cornerstone agrees to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission).
3.1	Second Amended and Restated Charter of Cornerstone Bancshares, Inc., included as Appendix G, which forms a part of this registration statement.
3.2	Articles of Amendment to the Charter of Cornerstone Bancshares, Inc., included as Appendix E, which forms a part of this registration statement.
3.3	Articles of Amendment to the Charter of Cornerstone Bancshares, Inc., included as Appendix FF, which forms a part of this registration statement.
3.4	Articles of Amendment to the Charter of Cornerstone Bancshares, Inc., included as Appendix I, which forms a part of this registration statement.
4.1	Specimen Common Stock Certificate of Cornerstone Bancshares, Inc.**
5.1	Opinion of Miller & Martin PLLC regarding the validity of the securities being registered.
8.1	Opinion of Butler Snow LLP regarding material federal income tax consequences relating to the merger
8.2	Opinion of Miller & Martin PLLC regarding materials federal income tax consequences relating to the merger
10.1*	Cornerstone Bancshares, Inc. Statutory — Nonstatutory Stock Option Plan, incorporated by reference to Exhibit 10.1 of Registrant’s Registration Statement on Form S-1 filed on February 4, 2000, as amended (File No. 333-96185).
10.2*	Cornerstone Bancshares, Inc. 2002 Long-Term Incentive Plan, incorporated by reference to Exhibit 99.1 of Registrant’s Registration Statement on Form S-8 filed March 5, 2004 (File No. 333-113314).
10.3*	Cornerstone Bancshares, Inc. 2002 Long-Term Incentive Plan, incorporated by reference to Exhibit 99.1 of Registrant’s Registration Statement on Form S-8 filed March 5, 2004 (File No. 333-113314).
10.4*	Cornerstone Community Bank Employee Stock Ownership Plan, incorporated by reference to Exhibit 10.1 of Registrant’s Form 8-K filed on July 19, 2005
10.5	Form of Director Support Agreements by and among each current director of SmartFinancial, Inc. and Cornerstone Bancshares, Inc. and Cornerstone Community Bank, incorporated by reference to Exhibit 10.1 to Registrant’s Current Report on Form 8-K dated December 5, 2014
10.6	Employment Agreement with Nathaniel F. Hughes, incorporated by reference to Exhibit 10.2 to Registrant’s Current Report on Form 8-K dated December 5, 2014*
10.7	Employment Agreement with Gary W. Petty, Jr., incorporated by reference to Exhibit 10.3 to Registrant’s Current Report on Form 8-K dated December 5, 2014*
10.8	Employment Agreement with Robert B. Watson, incorporated by reference to Exhibit 10.4 to Registrant’s Current Report on Form 8-K dated December 5, 2014*
10.9	Employment Agreement with James R. Vercoe, Jr., incorporated by reference to Exhibit 10.5 to Registrant’s Current Report on Form 8-K dated December 5, 2014*
21.0	Subsidiary of the registrant, incorporated by reference to Exhibit 21.1 to Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014.
23.1	Consent of Mauldin & Jenkins, LLC

Exhibit No.	Description
23.2	Consent of Mauldin & Jenkins, LLC
23.3	Consent of Miller & Martin PLLC (included as part of Exhibit 5.1)
23.4	Consent of Butler Snow LLP (included as part of Exhibit 8.1)
23.5	Consent of Miller & Martin PLLC (included as part of Exhibit 8.2)
24.1	Power of Attorney (included on Page II-6 to this registration statement)
99.1	Form of Cornerstone Bancshares, Inc. Proxy Card for holders of common stock**
99.2	Form of Cornerstone Bancshares, Inc. Proxy Card for holders of preferred stock**
99.3	Form of SmartFinancial, Inc. Proxy Card**
99.4	Consent of Raymond James & Associates, Inc.
99.5	Consent of Hovde Group, LLC
99.6	Consent of Victor L. Barrett
99.7	Consent of William (Bill) Carroll, Sr.
99.8	Consent of William (Billy) Y. Carroll, Jr.
99.9	Consent of Ted C. Miller
99.10	Consent of David A. Ogle
99.11	Consent of Keith E. Whaley
99.12	Consent of Geoffrey A. Wolpert

*	Management compensatory plan or arrangement
**	To be filed by amendment.

Item 22. Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(5) That every prospectus (i) that is filed pursuant to paragraph (4) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment has become effective, and that for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(7) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

(8) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Chattanooga, State of Tennessee on April 16, 2015.

Cornerstone Bancshares, Inc.

By:	/s/ Nathaniel F. Hughes Name: Nathaniel F. Hughes Title: President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of the directors whose signature appears below appoints and constitutes Nathaniel F. Hughes and W. Miller Welborn, or either of them, his or her true and lawful attorney-in-fact and agent, acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to execute any and all amendments (including post-effective amendments) to the within registration statement, and to file the same, together with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission and such other agencies, offices and persons as may be required by applicable law, granting unto said attorneys-in-fact and agents, or either of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ W. Miller Welborn W. Miller Welborn	Chairman of the Board of Directors	April 16, 2015
/s/ Nathaniel F. Hughes Nathaniel F. Hughes	President & Chief Executive Officer (principal executive officer) and Director	April 16, 2015
/s/ B. Kenneth Driver B. Kenneth Driver	Director	April 16, 2015
/s/ Karl Fillauer Karl Fillauer	Director	April 16, 2015
/s/ Monique Berke Monique Berke	Director	April 16, 2015
Frank S. McDonald	Director	April 16, 2015
Doyce G. Payne	Director	April 16, 2015
/s/ Billy O. Wiggins Billy O. Wiggins	Director	April 16, 2015
/s/ Marsha Yessick Marsha Yessick	Director	April 16, 2015
/s/ Gary W. Petty, Jr. Gary W. Petty, Jr.	Executive Vice President and Chief Financial Officer (principal financial officer and accounting officer)	April 16, 2015

Exhibit Index

Exhibit No.	Description
2.1	Agreement and Plan of Merger dated as of December 5, 2014 by and among SmartFinancial, Inc., SmartBank, Cornerstone Bancshares, Inc., and Cornerstone Community Bank (incorporated herein by reference to Appendix A to the joint proxy statement/prospectus that is Part I of this registration statement) (schedules and exhibits to which have been omitted pursuant to Items 601(b)(2) of Regulations S-K. Cornerstone agrees to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request).
3.1	Second Amended and Restated Charter of Cornerstone Bancshares, Inc., included as Appendix G, which forms a part of this registration statement.
3.2	Articles of Amendment to the Charter of Cornerstone Bancshares, Inc., included as Appendix E, which forms a part of this registration statement.
3.3	Articles of Amendment to the Charter of Cornerstone Bancshares, Inc., included as Appendix FF, which forms a part of this registration statement.
3.4	Articles of Amendment to the Charter of Cornerstone Bancshares, Inc., included as Appendix I, which forms a part of this registration statement.
4.1	Specimen Common Stock Certificate of Cornerstone Bancshares, Inc.**
5.1	Opinion of Miller & Martin PLLC regarding the validity of the securities being registered.
8.1	Opinion of Butler Snow LLP regarding material federal income tax consequences relating to the merger
8.2	Opinion of Miller & Martin PLLC regarding materials federal income tax consequences relating to the merger
10.1*	Cornerstone Bancshares, Inc. Statutory — Nonstatutory Stock Option Plan, incorporated by reference to Exhibit 10.1 of Registrant’s Registration Statement on Form S-1 filed on February 4, 2000, as amended (File No. 333-96185).
10.2*	Cornerstone Bancshares, Inc. 2002 Long-Term Incentive Plan, incorporated by reference to Exhibit 99.1 of Registrant’s Registration Statement on Form S-8 filed March 5, 2004 (File No. 333-113314).
10.3*	Cornerstone Bancshares, Inc. 2002 Long-Term Incentive Plan, incorporated by reference to Exhibit 99.1 of Registrant’s Registration Statement on Form S-8 filed March 5, 2004 (File No. 333-113314).
10.4*	Cornerstone Community Bank Employee Stock Ownership Plan, incorporated by reference to Exhibit 10.1 of Registrant’s Form 8-K filed on July 19, 2005
10.5	Form of Director Support Agreements by and among each current director of SmartFinancial, Inc. and Cornerstone Bancshares, Inc. and Cornerstone Community Bank, incorporated by reference to Exhibit 10.1 to Registrant’s Current Report on Form 8-K dated December 5, 2014
10.6	Employment Agreement with Nathaniel F. Hughes, incorporated by reference to Exhibit 10.2 to Registrant’s Current Report on Form 8-K dated December 5, 2014*
10.7	Employment Agreement with Gary W. Petty, Jr., incorporated by reference to Exhibit 10.3 to Registrant’s Current Report on Form 8-K dated December 5, 2014*
10.8	Employment Agreement with Robert B. Watson, incorporated by reference to Exhibit 10.4 to Registrant’s Current Report on Form 8-K dated December 5, 2014*
10.9	Employment Agreement with James R. Vercoe, Jr., incorporated by reference to Exhibit 10.5 to Registrant’s Current Report on Form 8-K dated December 5, 2014*
21.0	Subsidiary of the registrant, incorporated by reference to Exhibit 21.1 to Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014.
23.1	Consent of Mauldin & Jenkins, LLC

Exhibit No.	Description
23.2	Consent of Mauldin & Jenkins, LLC
23.3	Consent of Miller & Martin PLLC (included as part of Exhibit 5.1)
23.4	Consent of Butler Snow LLP (included as part of Exhibit 8.1)
23.5	Consent of Miller & Martin PLLC (included as part of Exhibit 8.2)
24.1	Power of Attorney (included on Pages II-6 to this registration statement)
99.1	Form of Cornerstone Bancshares, Inc. Proxy Card for holders of common stock**
99.2	Form of Cornerstone Bancshares, Inc. Proxy Card for holders of preferred stock**
99.3	Form of SmartFinancial, Inc. Proxy Card**
99.4	Consent of Raymond James & Associates, Inc.
99.5	Consent of Hovde Group, LLC
99.6	Consent of Victor L. Barrett
99.7	Consent of William (Bill) Carroll, Sr.
99.8	Consent of William (Billy) Y. Carroll, Jr.
99.9	Consent of Ted C. Miller
99.10	Consent of David A. Ogle
99.11	Consent of Keith E. Whaley
99.12	Consent of Geoffrey A. Wolpert

*	Management compensatory plan or arrangement
**	To be filed by amendment.